Form 20-F
period 2002-12-31
DUCATI MOTOR HOLDING SPA
filed 2003-06-30
CIK 1080063

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2002

001-14908
(Commission file number)

Ducati Motor Holding S.p.A.

(Exact name of registrant as specified in its charter)

Ducati Motor Holding S.p.A.

(Translation of registrant’s name into English)

Italy

(Jurisdiction of incorporation or organization)

Via A. Cavalieri Ducati 3, 40132 Bologna, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing ten Ordinary Shares, € 0.52 per share	New York Stock Exchange
Ordinary Shares with a par value of € 0.52 per share*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

158,500,963 Ordinary Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☑      No    ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐      Item 18    ☑

*	Not for trading, but only in connection with the registration of the American Depositary Shares

PART I
Item 1. Identity of Directors, Senior Management and Advisors
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Selected Consolidated Financial Data
Exchange Rates
Risk Factors
Forward-Looking Statements
Item 1. Information on the Company
History and Development of the Company
Business Overview
Organizational Structure
Products and Distribution
Description of Property
Capital Expenditures
Item 1. Operating and Financial Review and Prospects
Introduction
Critical Accounting Policies
Results of Operations
2002 Compared to 2001
2001 Compared to 2000
U.S. GAAP Reconciliation
Liquidity and Capital Resources
Financial Transactions
Contractual Obligations and Commercial Commitments
Research and Development
Item 6. Directors, Senior Management and Employees
Directors
Board Committees
Senior Management
Statutory Auditors
Compensation of Directors and Senior Management
Employees
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Related Party Transactions
Item 8. Financial Information
Consolidated Financial Statements
Other Financial Information
Dividend Policy
Significant Changes
Item 9. The Offer and Listing
Trading Markets and Share Prices
Item 10. Additional Information
Share Option Plans
Buy Back Plan
Employee Stock Ownership Plan
By Laws
Material Contracts
Exchange Controls
Taxation
Documents on Display
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividends Averages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Disclosure Controls and Procedures
Item 16. [Reserved]
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
Signatures
Principal Executive Officer Certification
Principal Financial Officer Certification
EXHIBIT 10

-i-

(continued)

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Our audited financial statements and other financial information contained in this annual report on Form 20-F for the fiscal year ended December 31, 2002 (the “annual report”) have been prepared in conformity with generally accepted accounting principles in Italy (“Italian GAAP”), except for certain items under “Item 3 — Key Information — Selected Financial Data”, which have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”). For a detailed discussion of the differences between Italian GAAP and U.S. GAAP, see Notes 29, 30 and 31 to the audited financial statements. All of our per share and per American Depositary Share (“ADS”) information has been adjusted to reflect the ten-for-one split of our shares that occurred on September 7, 1998.

     In this annual report, references to “we”, “us”, “our”, “Ducati” and the “Company” are to Ducati Motor Holding S.p.A. and its subsidiaries and, unless the context otherwise requires, to their predecessors. References to “DMH” are to Ducati Motor Holding S.p.A. only. References to “Lit.”, “lira”, “lire” and “Italian lire” are to Italian lire, references to “U.S.$”, “$,” “dollars” and “U.S. dollars” are to United States dollars and references to “€” or “euro” are to the euro, the single currency established for certain members of the European Union (including Italy) upon the commencement of the third stage of the European Monetary Union (“EMU”) on January 1, 1999.

     Beginning with fiscal year ended December 31, 2001, we publish our audited financial statements in euro. For fiscal years ending before 2001, we published our audited financial statements in Italian lire. From January 1, 1999 to February 28, 2002 (the last day in which the lira was legal tender in Italy), we carried out non-cash transactions in euro as well as lire. For ease of comparison, we have presented in this annual report (1) our audited financial statements for fiscal years ending before 2001 and (2) other amounts formerly stated in Italian lire in euro and dollars, as applicable, as follows:

•	converting the lire amounts into euro at the fixed conversion rate of Lit. 1,936.27 per euro established in connection with the commencement of the third stage of the EMU;

•	converting the euro amount into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euro on December 31, 2002 of U.S.$1.0485 per euro; and

•	the Noon Buying Rate for euro on June 26, 2003 was U.S.$1.1429 per euro. Foreign currency translations in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

     Our restated euro financial information depicts the same trends as would have been presented if we had continued to present our financial information in lire. Our consolidated financial information for the year ended 1998 (before the adoption of the euro) may, however, not be comparable to the euro financial information of other companies that previously reported their financial information in a currency other than lire.

     In this annual report, references to the term “cc” are to cubic centimeters, a measure of engine displacement. References to the terms “introduce” or “launch” in respect of a model or line of Ducati motorcycles are to the presentation of such model or family at international trade shows held in September of each year for sale the year thereafter. References to the term “registrations” are to the number of newly produced motorcycles registered with governmental authorities over the relevant period, and are a standard industry measure of retail motorcycle sales that generally excludes sales in countries in which government registration systems are nonexistent or unreliable. Unless otherwise indicated, registrations of Ducati motorcycles include our estimates of sales in countries where government registration data is not yet available or is otherwise nonexistent or unreliable.

     Market data used throughout this annual report was obtained from our internal dealer data, surveys commissioned by us or industry publications. Registration data is based on our analysis of the following published sources:

•	ACEM (Europe Motorcycle Manufacturing Association) and GIRAL (General Research International Associates Ltd.), an independent Swiss motorcycle consultancy, for the Western European markets;

•	ANCMA (Associazione Nazionale Costruttori Moto Accessori), for Italy;

•	MIC (Motorcycle Industry Council), for the United States;

•	Nirinsha Shinbun, for Japan; and

•	the Australian Bureau of Statistics, for Australia.

     Although we believe that these sources are reliable, we have not independently verified the information they have provided to us. We have also not sought the consent of any of these entities to refer to their data in this annual report.

     “Ducati” is our registered trademark. This annual report also includes the trademarks of other companies.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Consolidated Financial Data

     The following table sets forth our selected historical consolidated financial data as of and for the years ended December 1998, 1999, 2000, 2001 and 2002, which have been derived from our audited financial statements included in this annual report or in our previous filings with the Securities and Exchange Commission. Our audited financial statements and the selected financial data set forth below have been prepared in conformity with Italian GAAP.

     In addition, the following table sets forth certain selected financial data prepared in conformity with U.S. GAAP. For information concerning differences between Italian GAAP and U.S. GAAP as applied to our audited financial statements, see Notes 29, 30 and 31 to the audited financial statements.

     The selected consolidated financial data set forth below (except for other financial data) should be read in conjunction with the audited financial statements and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data In Conformity with Italian GAAP

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	1998	1999	2000	2001	2002	2002

	(euro and dollars in thousands, except per share and ADS data) (1)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Net sales	€240,203	€294,527	€379,534	€407,815	€412,971	$433,000
Cost of goods sold(2)	(148,432)	(176,540)	(228,890)	(241,266)	(249,264)	(261,353)

Gross profit	91,771	117,987	150,644	166,549	163,707	171,647
Selling, general and administrative expenses	(52,410)	(70,704)	(95,604)	(107,968)	(122,032)	(127,951)
Depreciation of property, plant and equipment	(5,043)	(6,628)	(7,446)	(9,998)	(11,993)	(12,575)
Amortization of intangible assets	(14,136)	(17,623)	(22,147)	(24,582)	(21,991)	(23,057)
Other operating revenues	1,187	3,336	4,952	7,547	10,795	11,319

Operating income/(loss)	21,369	26,368	30,399	31,548	18,486	19,383
Interest expense, net	(12,452)	(11,886)	(8,814)	(12,750)	(11,472)	(12,028)
Foreign exchange gain/(loss), net	(580)	(2,427)	(10,615)	677	1,363	1,429
Other non-operating income/(expense) net(3)	(8,725)	172	6,702	(28)	134	140

Profit/(loss) before income taxes and minority interest	(388)	12,227	17,672	19,447	8,511	8,924
Income taxes	(711)	(3,179)	(7,189)	(8,894)	(1,986)	(2,083)
Minority interest	(143)	(127)	0	0	0	0

Net profit/(loss)	(1,242)	8,921	10,483	10,553	6,525	6,841
Net profit/(loss) per share(4)	€(0.09)	€0.056	€0.066	€0.066	€0.041	$0,041

Net profit/(loss) per ADS(4)	€(0.9)	€0.56	€0.66	€0.66	€0.41	$0,041

OTHER FINANCIAL DATA
Capital expenditures	10,710	8,706	11,328	13,464	23,819	24,974
Cash flows from operating activities	27,207	15,349	41,606	13,752	44,911	47,089
Cash flows from investing activities	(34,649)	(27,336)	(26,877)	(29,302)	(44,345)	46,496
Cash flows from financing activities	10,943	(15,371)	(12,244)	25,491	(310)	(325)

	As of December 31,

	1998	1999	2000	2001	2002	2002

CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents	€7,896	€11,279	€13,764	€23,705	€23,960	$25,122
Net working capital(5)	40,660	56,709	56,133	105,488	97,546	102,277
Property, plant and equipment, net	45,150	47,228	51,110	54,576	66,402	69,622
Total assets	312,267	349,934	389,573	447,732	459,242	481,515
Total indebtedness(6)	157,894	123,595	111,129	136,625	136,315	142,926
Total shareholders’ equity	71,816	131,077	143,039	154,597	159,741	167,488

Selected Consolidated Financial Data In Conformity with U.S. GAAP (in thousands)(7)

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	1998	1999	2000	2001	2002	2002

	(euro and dollars in thousands, except per share and ADS data) (1)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Operating income(8)	€25,630	€15,391	€33,560	€33,691	€16,148	$6,931
Profit/(loss) before income taxes, minority interest and extraordinary items	7,841	(418)	14,631	20,308	9,973	10,457
Net profit/(loss)	779	(4,438)	7,094	14,178	6,966	7,304
Net profit/(loss) per share (basic)(9)	6	(29)	45	77	44	46
Net profit/(loss) per ADSs (basic)	60	(290)	450	770	440	460
Net profit/(loss) per share (diluted)	—	—	43	76	43	45
Net profit/(loss) per ADSs (diluted)	—	—	430	760	430	450
OTHER FINANCIAL DATA
Non-cash expense for stock-based compensation	€—	€14,543	€2,997	€204	€101	$106
Depreciation and amortization(10)	9,844	11,985	13,187	17,625	16,975	17,798
Cash flows from operating activities	20,863	11,074	27,364	(3,444)	24,850	26,055
Cash flows from investing activities	(24,545)	(9,840)	(13,819)	(9,759)	(23,889)	(29,048)
Cash flows from financing activities	10,050	(2,439)	(11,505)	23,093	(338)	(354)

	The Company

	As of December 31,

	1998	1999	2000	2001	2002	2002

CONSOLIDATED BALANCE SHEET DATA
Total assets	€233,932	€269,671	€312,332	€357,824	€398,495	$396,618
Total shareholders’ (deficit)/equity	(4,288)	50,369	62,346	77,717	83,483	87,532

(1)	Amounts are translated into U.S. dollars by converting the resulting euro amount into U.S. dollars at the Noon Buying Rate for euro on December 31, 2002 of U.S.$1.0485 per euro.

(2)	These amounts exclude depreciation of property, plant and equipment and amortization of intangible assets.

(3)	For the year ended December 31, 1998, this item included non-operating expenses of a non-recurring nature of € 9.0 million, which related to the cash settled warrant rights held by the arrangers of certain pre-existing indebtedness that was repaid with borrowings under a credit agreement dated July 8, 1998 with several banks and Credit Suisse First Boston (London branch), as facility agent, security agent and issuing bank (the “Credit Agreement”), and to the write-off of debt issuance costs in connection with the extinguishment of this indebtedness. See Note 26 to the audited financial statements. For the year ended December 31, 2000, this item included a € 6.7 million non-recurring gain recorded in connection with a voluntary, tax-driven write-up of the book value of our trademark in the statutory accounts of DMH. See “Item 5 — Operating and Financial Review and Prospects — 2000 Compared to 1999”.

(4)	For Italian GAAP purposes, the number of shares and ADSs is assumed to be the shares and ADSs outstanding at the period-end; for U.S. GAAP purposes, the number of shares has been calculated as the weighted average number of shares and ADSs outstanding during the period. Italian per share numbers do not reflect the effect of incremental shares, if any, that would have been outstanding, assuming all options granted under our share option plans were exercised during the relevant period.

(5)	Net working capital is calculated as total current assets less total current liabilities. Cash and cash equivalents, non-commercial receivables and payables with Cagiva S.p.A. and the current portion of indebtedness (long-term debt and short-term bank borrowings) are excluded from such calculation.

(6)	Total indebtedness comprises long-term debt (including current portion) and short-term bank borrowings.

(7)	Financial data prepared in conformity with U.S. GAAP is presented as supplemental information for investors; our audited financial statements included in this annual report are prepared in conformity with Italian GAAP. For information concerning certain differences between Italian GAAP and U.S. GAAP as applied to our audited financial statements, see Notes 29, 30 and 31 to the audited financial statements.

(8)	Operating income, profit/(loss) before income taxes, minority interest and extraordinary items and net profit/(loss) are stated after deducting a non-cash expense for stock-based compensation of € 14.5 million, € 3.0 million, € 0.2 million and € 0.1 million for each of the years 1999 through 2002, respectively.

(9)	We have not paid any dividends for the periods presented.

(10)	Depreciation and amortization excludes amortization of debt issuance costs of € 1.1 million for the year ended December 31, 1998, € 0.8 million for the year ended December 31, 1999, € 2.1 million for the year ended December 31, 2000, € 2.0 million for the year ended December 31, 2001 and € 1.9 million for the year ended December 31, 2002. Effective January 1, 2002, we adopted the provisions of SFAS 142, “Goodwill and Other Intangible Assets”. Subsequent to the adoption of SFAS 142, we do not amortize goodwill for U.S. GAAP purposes, but do test for impairment. For Italian GAAP purposes, we continue to amortize goodwill. In addition, goodwill in our Italian GAAP financial statements relating to the 1996 acquisition of the Ducati brand name, trademark and related intellectual property rights (see Notes 1(b) and 29 to our audited consolidated financial statements) is not considered goodwill under U.S. GAAP, but is reflected as part of “Brand Name” and therefore continues to be amortized.

Exchange Rates

     Fluctuations in the exchange rate between euro and U.S. dollars will affect the U.S. dollar equivalent of euro prices of the shares listed on the Mercato Telematico Azionario (“Telematico”), the automated screen-based trading system managed by Borsa Italiana S.p.A. (the “Italian Stock Exchange”) and, as a result, are likely to affect the market price of the ADSs in the United States. Exchange rate fluctuations will also affect the U.S. dollar amounts received by holders of ADSs on the conversion into U.S. dollars by the Depositary of any cash dividends declared and paid in euro on the shares represented by the ADSs.

     The following table sets forth the Noon Buying Rate for euro expressed in U.S. dollars per euro rounded to the nearest one hundredth of a U.S. cent for the periods indicated. Amounts for the year 1998 (before the adoption of the euro) have been calculated based on the Noon Buying Rates for the Italian Lira, converted into euro at the official fixed conversion rate of € 1= Lit. 1,936.27 and expressed in dollars per €1.

Year:	Average(1)	At Period End

1998	1.1147	1.1707
1999	1.0588	1.0070
2000	0.9207	0.9388
2001	0.8909	0.8901
2002	0.9495	1.0485

Month ending:	High	Low

December 31, 2002	1.0485	0.9927
January 30, 2003	1.0861	1.0361
February 28, 2003	1.0875	1.0708
March 31, 2003	1.1062	1.0545
April 30, 2003	1.1180	1.0621
May 31, 2003	1.1853	1.1200

(1)	Average of the Noon Buying Rate for euro for the last business day of each month in the period.

     The effective Noon Buying Rate for euro on June 26, 2003 was U.S.$1.1429 per 1 euro.

Risk Factors

     Investing in our shares or ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.

The world motorcycle market is highly competitive

     The world motorcycle market is highly competitive. Our principal competitors are four Japanese manufacturers (Honda, Suzuki, Yamaha and Kawasaki), two European manufacturers (Triumph and BMW) and, to a more limited extent, Harley-Davidson of the United States. Additional competitors, including MV Agusta and Aprilia of Italy, also produce motorcycles that compete with ours. Motorcycles produced by Harley-Davidson’s Buell subsidiary also compete with our Sport Naked motorcycles. Most of our competitors have substantially greater financial resources, are more diversified and have significantly higher sales volumes (allowing for greater economies of scale) and market share. Certain of our competitors may also have shorter product development cycles and may be able to bring new products to the market more quickly than we can. Like other competitors in the motorcycle industry, our competitiveness is also influenced by our performance on international professional racing circuits, and we cannot assure you that the racing success of Ducati motorcycles will continue. Racing success may also be affected by events outside of our control, such as injuries or accidents occurring to our riders. We are also subject to potential price pressure from our competitors that may result from appreciation of the euro relative to other currencies, in particular the U.S. dollar, the U.K. pound sterling and the Japanese Yen. In general, we cannot assure you that we will be able to maintain our present competitive position in the future. See “Item 4 — Information on the Company — Products and Distribution — Market Share and Competition”.

Demand for motorcycles is cyclical

     In the past, the motorcycle industry has been subject to significant changes in demand due to changing social and economic conditions affecting discretionary consumer income, such as employment levels, business conditions, taxation rates, fuel costs, interest rates and other factors. In 2002 and the first quarter of 2003, there has been a significant decrease in demand in our target market (the sport sub-segment of the market for road motorcycles with engine displacements of 500cc or greater (the “>500cc Road Market”)) relative to prior periods, which has had a material effect on our results of operations. The factors underlying such changes in demand are beyond our control, and demand for our products may continue to decline in the future, which could have a further negative impact on our business, prospects, results of operations or financial condition.

Our business is seasonal and we are required to predict levels of demand in advance and provide our current motorcycle models to the market on a timely basis

     Like other competitors in the motorcycle industry, our operations are characterized by seasonal fluctuations in demand and a stable production level (except that we shut down production each year during the month of August and the last two weeks of December). Annual retail demand for motorcycles is highest during the months of April, May and June, resulting in peak factory sales during the months of March, April and May and a build-up of inventory from September to February. As a result, we must plan our overall annual production levels based on predicted levels of demand for our products, which we derive in part from our own market assessments and long-term, non-binding purchase commitments from our distributors. We must also provide current models to the market during the critical annual spring season as demand typically shifts in the second half of the year to models introduced for the ensuing year. Mismanagement of our production levels or delayed delivery of current models can result in excess inventories and resulting promotional expenses (i.e., rebates, discounts, complimentary accessories and other incentives) that we incur to reduce the same. See the discussion of our selling, general and administrative expenses in “Item 5 — Operating and Financial Review and Prospects”. We cannot assure you that we will accurately predict annual and long-term demand in the future or in any event provide our current motorcycles to the market on a timely basis. Any failure to do so may have a material adverse effect on our business, prospects, results of operations or financial condition. In addition, a number of factors could cause dealers to delay or cancel orders already placed with us, including general economic conditions, competitive factors and changes in governmental regulation such as import/export rules and tariff rates.

We are dependent on our suppliers, and increases in component prices may negatively affect our operations

     We purchase virtually all of our motorcycle parts and components from third-party suppliers. With the exception of a limited number of long-term component supply contracts for periods ranging from one to three years, we only enter into short-term, rolling contracts with suppliers. In addition, we typically contract with our suppliers on a non-exclusive basis, which allows us to replace our suppliers at any time. Generally, individual motorcycle components are available from a variety of sources, and our policy is to identify at least two sources of supply for each component. However, we rely upon single-source suppliers for certain components, including “platform” components. See “Item 4 — Information on the Company — Products and Distribution — Assembly Operations”. Our assembly operations may be interrupted or otherwise adversely affected by delays in the supply of parts and components from third-party suppliers. They may also be interrupted if parts or components become unavailable on commercially reasonable terms in the future. Even if parts and components are available from alternative sources, we may face increased costs and production delays in connection with the replacement of an existing supplier with one or more alternative suppliers. These factors could have a material adverse effect on our business, prospects, results of operations or financial condition. See “Item 4 — Information on the Company — Products and Distribution”.

     Like other competitors in the motorcycle industry, our operations are affected by the prices of motorcycle components. The prices of motorcycle components have been subject to fluctuations in the past and may be subject to fluctuations in the future. These fluctuations may result from fluctuations in the prices of raw materials (including commodities such as steel, aluminum, energy and oil-related products) from which these components are manufactured. Any increase in the prices of motorcycle components may have a material adverse effect on our business, prospects, results of operations or financial condition.

Our new line of motorcycles, the Multistrada, which we introduced in 2001 for sale in 2003, may not be successful

     In 2001, we introduced a fifth line of motorcycles, the Multistrada, for sale in 2003. This line of motorcycles is intended for riders seeking Superbike performance in a more comfortable design and is characterized by a more upright position and a new dual spark (i.e., with two spark plugs per cylinder), air-cooled 1000cc engine. The Multistrada represents an entirely new concept and type of motorcycle compared to what is currently available on the market. We cannot guarantee that the introduction of the Multistrada will achieve market acceptance, or that any such acceptance will not take more time or resources than we currently anticipate. Moreover, although the Multistrada’s new engine has been thoroughly tested, problems may arise that may compromise its success or result in additional expense to us. Any lack of or delay in market acceptance in connection with the introduction of our Multistrada motorcycles may have a material adverse affect on our business, prospects, results of operations or financial condition.

We have made significant investments and capital expenditures as to which we may not receive a return

     In 2002, our capital expenditures in property, plant and equipment were approximately € 23.8 million, a 76.9% increase over 2001. This increase was principally due to our increased research and development initiatives (i.e., launch of the Multistrada). In 2002, we also invested in research and development activities to develop the Ducati Desmosedici motorcycle in connection with our participation in the Moto GP Championship (which are included in our costs of goods sold for 2002). If any of the above initiatives is unsuccessful, our related past and anticipated future capital expenditures and several other research and development expenditures may not result in any return or material benefit to us, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

We may be subject to significant product liability claims

     Like our competitors, we are exposed to possible claims for personal injury from the use of our motorcycles, particularly in the United States, where product liability claims grounded on personal injuries are more common than in other countries. Although no claims of this kind have been made against us that are not covered by our existing product liability insurance coverage, such claims may arise in the future. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, prospects, results of operations or financial condition. See “Item 4 — Information on the Company — Products and Distribution — Insurance; Product Liability”.

Our motorcycles may contain defects

     Like competing motorcycles, our products may have unanticipated defects. Product defects have given rise to recalls of our motorcycles in the past and may do so again in the future. Any unanticipated defects in our motorcycles or recalls could be costly to us and may have a material adverse effect on the Ducati brand and our business, prospects, results of operations and financial condition.

We rely on a single manufacturing facility

     Ducati motorcycles are manufactured at our sole production facility located in Borgo Panigale outside Bologna, Italy. A significant interruption of production at this facility would have a material adverse effect on our business, prospects, results of operations and financial condition.

Strikes and other labor disturbances may negatively impact our operations

     We operate in a heavily unionized industry and are subject to the risk of strikes and other work stoppages. Our employees in Italy are subject to national and company-specific bargaining agreements. Our national collective bargaining agreement was renewed in May 2003, and expires in December 2006 generally, and in December 2004 as to the economic aspects. Our company-specific collective bargaining agreement was signed in June 1998 and expired in December 2001. We are currently negotiating the renewal of this agreement, and meanwhile we continue to operate as regards our employees in accordance with its terms (except as regards annual performance bonuses), see “Item 6 — Directors, Senior Management and Employees — Employees”. We expect that the agreement, once renewed, will have a term of four years.

     Our operations have not suffered material disruption as a result of strikes or work stoppages in the recent past. However, we have been, and in the future may be, subject to strikes and work stoppages in connection with the negotiation of company-specific or national labor contracts. Any strikes, work stoppages or other industrial actions may interrupt the production of motorcycles and could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our motorcycle design and technology are not protected by intellectual property rights

     The design and technology of our motorcycles, including the Desmodromic valve control system, are not protected by any material patent, trademark or other intellectual property rights, other than the registered trademarks associated with the Ducati brand itself. In particular, the technical features that distinguish Ducati motorcycles are not protected by material patents or other intellectual property rights. The component parts of our motorcycles are manufactured according to well-known techniques and include components that are not unique to our products. As a result, the design and technology of our motorcycles are vulnerable to being copied or imitated by competitors, and certain of our competitors have copied our technology and design features in the past. Our competitors may have or develop equivalent or superior manufacturing and design skills, and may develop an enhancement that will be patentable or otherwise protected from duplication by others. These events could have a material adverse effect on our business, prospects, results of operations and financial condition.

We are dependent on qualified personnel

     Like our competitors, our commercial success depends in part upon our ability to continue to attract and retain highly qualified design, technical and commercial management and other personnel. We cannot assure you that the members of our management team will continue working for us in the long term. See “Item 6 — Directors, Senior Management and Employees.” Competition for qualified personnel in the motorcycle industry is intense and we could be materially adversely affected by the loss of key employees. We cannot assure you that we will be able to attract, recruit and retain sufficient qualified personnel to remain competitive.

The international nature of our operations exposes us to risks

     Like our competitors, we distribute motorcycles and other products in many countries and face risks related to our international operations, including:

•	changes in governmental regulations;

•	licensing requirements;

•	tariffs or taxes and other trade barriers;

•	price, wage and exchange controls;

•	political, social and economic instability;

•	inflation; and

•	interest rate fluctuations.

     Any of these factors could materially adversely affect our business, prospects, results of operations and financial condition.

We are subject to foreign currency exchange rate fluctuations, particularly with respect to the U.S. dollar

     We are exposed to foreign exchange rate risks. Our sales and operating profits are affected by the impact of fluctuations in currency exchange rates between the euro and certain foreign currencies on product prices and operating expenses. In 2002, we had net sales denominated in U.S. dollars, Japanese yen and U.K. pounds sterling that together exceeded 30.0% of our total net sales for the year (with sales in U.S. dollars accounting for approximately 17.0% of our total net sales), while our costs are principally denominated in euro.

     Fluctuations in the exchange rates of certain foreign currencies, principally the U.S. dollar, the U.K. pound sterling and the Japanese yen, relative to the euro may adversely affect our sales and operating results and the international competitiveness of our Italian-based manufacturing operations. We are also subject to potential price pressure from our competitors that may result from appreciation of the euro relative to other currencies, in particular the U.S. dollar, the U.K. pound sterling and the Japanese Yen. In 2002, the euro’s appreciation over other currencies (including relative to the U.S. dollar approximately 6.6% (comparing the average of such currencies for 2001 and 2002) and 17.6% (comparing such currencies as of December 21, 2001 and December 31, 2002)), contributed to the decline in our sales and operating results. From time to time we engage in foreign exchange transactions to hedge portions of our transactional exposure to fluctuations in exchange rates between the euro and various foreign currencies, including the U.S. dollar, the U.K. pound sterling and the Japanese yen. We cannot assure you that these transactions will adequately protect us from the effects of future exchange rate fluctuations. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk”.

We are subject to strict environmental, safety and other governmental regulations

     Motorcycles sold in the United States, the European Union and all other countries are subject to environmental emissions regulations and safety standards. For example, applicable regulations in the United States include the emissions and noise standards of the U.S. Environmental Protection Agency and the more stringent emissions standards of the State of California Air Resources Board. Ducati motorcycles sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration. All of our motorcycle models are required to comply with applicable homologation regulations in the countries in which they are distributed. As these laws and regulations become increasingly stringent, future compliance requirements may result in increased costs or the withdrawal of our motorcycles from certain markets. As a result, future environmental, safety and other regulations may have a material adverse effect on our business, prospects, results of operations and financial condition.

     We are also subject to a number of domestic Italian governmental regulations relating to the use and storage of materials, discharge and disposal of wastes from the factory and safety standards of facilities and processes. We have not been subject to material environmental or safety claims in the past and believe that our activities conform in all material respects to presently applicable environmental and safety regulations. However, the failure to comply with present or future regulations could result in damages or fines, suspension of production or cessation of certain activities. New regulations could require us to incur significant expenses that could have an adverse effect on our results of operations. Any failure to control the use of, or adequately restrict the discharge of, hazardous substances or to comply with safety requirements and legislation could subject us to significant liabilities. See “Item 4 — Information on the Company — Products and Distribution — Governmental and Environmental Regulation”.

We have incurred indebtedness

     On May 31, 2000, we issued a series of Eurobond notes (the “Notes”) in the aggregate principal amount of € 100.0 million, which mature on May 31, 2005. The terms and conditions of the Notes do not include any financial coverage ratios or performance covenants, but do limit our ability to create liens on assets to secure (i) indebtedness represented by bonds, notes, debentures or other negotiable instruments or (ii) any guarantee of such indebtedness. Events of default under the terms and conditions of the Notes, which would entitle the noteholders to declare the Notes to be immediately due and payable, include but are not limited to, failure to pay interest or principal under the Notes when due, failure to comply with any obligations under or in respect of the Notes, failure to pay other indebtedness when due, acceleration of other indebtedness and the occurrence of certain bankruptcy or other insolvency events. If the noteholders declare the Notes to be immediately due and payable, our business, prospects, results of operations and financial condition would be materially and adversely affected.

     As a result of seasonal working capital requirements, our borrowings fluctuate significantly during the year, generally peaking from February to April. We expect to finance our working capital requirements by drawing on credit lines that several Italian commercial banks have made available to us. During 2002, our cash flow from operating activities was € 44.9 million and our interest payments on indebtedness during the period were € 5.9 million, or 13.0% of our cash flow from operating activities.

     We cannot assure you that our operating results, cash flow and capital resources will be sufficient for payment of our indebtedness in the future. Further, we cannot assure you that we will be able to continue to draw on bank credit lines to meet our seasonal working capital requirements. Absent sufficient operating results, cash flow and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. In addition, we may be required to reduce or delay planned expansion and capital expenditures, restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that any of these strategies could be effected on satisfactory terms, if at all. One or more of these strategies may have a material adverse effect on our business or the price of our shares and ADSs.

Our ability to pay dividends is subject to limitations

     DMH has not paid any cash dividends on its shares since its formation in 1996.

     Italian law imposes certain restrictions on the distribution of dividends by Italian companies. In particular, Italian law prohibits distributing dividends other than from net income or distributable reserves set forth in a company’s statutory accounts approved by a meeting of shareholders and after the establishment of certain compulsory reserves. In addition, if losses from previous fiscal years have reduced a company’s capital, dividends may not be paid until the capital is reconstituted or its stated amount is reduced by the amount of such losses. The application of these restrictions could limit our ability to make distributions to holders of the shares and ADSs.

You may face difficulties in protecting your rights as shareholders or holders of ADSs

     DMH is incorporated under the laws of the Republic of Italy. As a result, the rights and obligations of our shareholders and certain rights and obligations of holders of our ADSs are governed by Italian law and DMH’s Statuto (or By-Laws). These rights and obligations are different from those that apply to U.S. corporations. Under Italian law, an investor that has acquired more than 30.0% of the shares of a company (or that already holds more than 30.0%, and acquires more than an additional 3.0% of such shares during a 12-month period) whose shares are listed on the Telematico is required to launch a tender offer for all of the shares of such company, but an investor may acquire up to a 30.0% interest without being subject to such an obligation. Further, under Italian law, ADS holders of ADSs have no right to vote the shares underlying their ADSs, although under the deposit agreement governing our ADSs, ADS holders have the right to give instructions to The Bank of New York, the ADS depositary, as to how they wish such shares to be voted. For these reasons, our public share and ADS holders may find it more difficult to protect their interests against actions of our management, board of directors or shareholders than they would as shareholders of a corporation incorporated in the United States.

The price of our shares and ADSs may be volatile

     No predictions can be made as to the effect, if any, that sales of our shares or the availability of our shares for sale will have on the market price of our shares or ADSs prevailing from time to time. Future sales of our shares by shareholders, the issue and sale of new shares by us, or the perception that such sales could occur may adversely affect prevailing market prices for our shares and ADSs. You may not be able to resell your shares or ADSs at or above the price at which you purchase them due to a number of factors, including:

•	a possible lack of liquidity in the market for our shares or ADSs;

•	differences between our actual financial or operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	pricing and competition in the motorcycle industry;

•	new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business; and

•	changes in general market conditions.

Control by certain shareholders

     As of June 27, 2003, TPG Motorcycle Acquisition L.P. (“TPG Acquisition”), a limited partnership controlled by Texas Pacific Group (“TPG”), owned 33.22% of our outstanding shares and controls us. In addition, as of May 6, 2003, Harris Associates, L.P. and Giorgio Seragnoli owned 4.97% and 4.93%, respectively, of our outstanding shares. As a result, TPG controls our management and policies, as well as determines (or holds a veto right in respect of) matters requiring shareholder approval. The concentration of our beneficial ownership may also have the effect of delaying, deterring or preventing a change in our control, may discourage bids for our shares or ADSs at a premium over the market price of the shares or ADSs and may otherwise adversely affect the market price of our shares or ADSs.

Forward-Looking Statements

     We make forward-looking statements in this annual report. Examples of such forward-looking statements include, but are not limited to: (i) projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial terms or ratios; (ii) our statements of plans, objectives or goals, including those related to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the effects of our leverage on our operating results;

•	the effects of external economic factors on the motorcycle industry;

•	the effects of competition in the geographic and business areas in which we conduct operations;

•	the effects of, and changes in, regulation and government policy;

•	other changes in our operating environment; and

•	our success in managing the risks associated with these and other factors.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Ducati, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as result of new information, future events or otherwise.

Item 4.    Information on the Company

History and Development of the Company

     We are one of the world’s leading manufacturers of high-performance sport motorcycles. Founded in 1926, we are widely recognized among motorcycle enthusiasts for producing racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. With an extensive racing pedigree dating to the 1950s, our motorcycles have dominated the World Superbike Championship, where we have won eleven of thirteen manufacturers’ titles since 1990 and more single race victories than all other manufacturers combined. In 2003, after an absence of over 30 years, we resumed participation in the Moto GP Championship, and in the first seven races we posted impressive results (including a first place finish in June). We believe that our globally recognized brand, unique product characteristics and proven racing success provide us with a loyal and enthusiastic customer base and enable us to position our motorcycles as premium price products within the “sport” sub-segment of the large-displacement motorcycle market.

     DMH, which operates under the trademark “Ducati”, was incorporated in Italy on May 29, 1996 as a società per azioni, i.e., a joint stock company whose capital is represented by shares. Our registered and administrative office is located at Via A. Cavalieri Ducati 3, 40132 Bologna, Italy. Our telephone number at this office is +39-051-641-3111. Our agent in the United States is Ducati North America, Inc. Ducati North America, Inc.’s address is 10443 Bandley Drive, Cupertino, CA 95014-1912 and its telephone number is (408) 253-0499.

History

     Our predecessor was founded on July 4, 1926, when Antonio Cavalieri Ducati and his three sons established one of the first companies in Italy to manufacture radios and electrical components. In 1935, Ducati moved his company to a modern, purpose-built factory at Borgo Panigale, outside Bologna, where we manufacture motorcycles today. In 1947, our predecessor began production and distribution of motorcycles, which rapidly developed a reputation for high-performance, technical excellence and racing success. During the 1950s, Ducati manufactured a series of increasingly powerful motorcycles, including a number of models developed by the famous Ducati engineer, Fabio Taglioni. Taglioni adapted for use on motorcycles the Desmodromic valve control system, a signature (although unpatented) Ducati technical feature that can be found on every motorcycle we produce today.

     As a result of their superior performance characteristics, Ducati motorcycles rapidly achieved success in international racing competitions. A 125cc Grand Prix was runner-up in the 1958 World Championship and the 250cc Mach 1 motorcycle, introduced in 1964, was among the fastest 250cc roadsters available at the time. In 1972, a Ducati 750 GT prototype won a dramatic victory in the Imola 200 race, establishing the reputation of a new Ducati engine for high-performance and racing success. This engine, called the L-twin, was comprised of two cylinders mounted at a 90-degree angle to form a unique L-shaped design, a configuration that, combined with a Formula One-inspired tubular trestle frame, proved successful in racing and in road use. Following the Imola victory, Ducati commenced production of a series of larger displacement motorcycles using the L-twin engine. These motorcycles formed the foundation of the modern Ducati motorcycle lines and enjoyed a high degree of success on world racing circuits, culminating in Mike Hailwood’s historic 1978 victory on a Ducati 900 Super Sport in the Isle of Man race. Despite its technical excellence and racing success, Ducati’s fortunes declined sharply in the early 1980’s, primarily as a result of the decision by the major shareholder at the time, a state-owned industrial concern, to shift Ducati’s focus to products other than motorcycles, principally small diesel engines.

     In 1985, Cagiva S.p.A., an Italian manufacturing conglomerate (together with its subsidiaries, “Cagiva”) acquired the Ducati brand and related business. Cagiva reinvigorated the Ducati brand by refocusing on Ducati’s tradition of building high-performance racing motorcycles. Under Cagiva’s ownership, Ducati motorcycles reinforced their reputation for excellence on and off the racetrack. In

March 1987, Marco Lucchinelli triumphed on a Ducati Ottovalvole 851 prototype in the Daytona “Battle of the Twins” competition. In 1990, Raymond Roche rode a Ducati 888 to victory in the World Superbike Championship, the first time a Ducati two-cylinder engine motorcycle successfully challenged a four-cylinder engine produced by our Japanese competitors. Beginning in 1995, however, liquidity problems at Cagiva unrelated to the Ducati motorcycle business resulted in significant production delays and reduced sales.

     In 1996, DMH was formed by affiliates of TPG and Deutsche Morgan Grenfell (“DMG”) to acquire the Ducati brand name, trademark and related intellectual property rights from Cagiva. Cagiva contributed the other assets and liabilities associated with the Ducati business to DMH in exchange for shares issued to Cagiva representing 49.0% of DMH’s total issued and outstanding shares. Following these transactions, TPG and DMG indirectly owned, in the aggregate, 51.0% of the shares of DMH. On July 30, 1998, TPG and DMG through their affiliates, together with a third investor, acquired the remaining 49.0% of the shares of DMH owned by Cagiva.

     Beginning in late 1996, we successfully implemented a focused turnaround program, which included: restarting the supply process; substantially increasing our investment in working capital to increase production and relaunch our research and development efforts; installing a new management team; rebuilding our sales, marketing and public relations departments and revamping our corporate image; initiating plans to streamline our assembly process; establishing a quality control process; taking control of distribution in key markets; and successfully introducing new models and new versions of our motorcycles.

     In March 1999, DMH completed an initial public offering of 90,200,000 shares, of which 17,000,000 shares were issued by DMH and 73,200,000 shares were sold by the selling shareholders in the initial public offering. As a result of the initial public offering, TPG reduced its holdings in DMH from 72.0% to 34.8%. In connection with the initial public offering, our shares were listed on Telematico and our ADSs were listed on the New York Stock Exchange.

     In April 2001, our shares began trading on the Segmento Titoli con Alti Requisiti (the Segment for Equity with High Standards, or “STAR”) of Telematico. This segment was created by Borsa Italiana S.p.A. for small- and medium-sized companies that operate in traditional sectors of the economy and meet stricter requirements relating to transparency, liquidity and corporate governance than those usually required for listing on the Telematico so that such companies can achieve greater market visibility. As part of the STAR admission requirements, we appointed Mediobanca to act as specialist for our shares. The specialist is required to take a number of actions intended to support the market for our shares and to facilitate the communication of information about us to investors.

Business Overview

     We produce motorcycles in five model lines, which vary in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked, Sport Touring and Multistrada. We sell our motorcycles and related products in more than 45 countries worldwide, with a primary focus on the Western European and North American markets, which together accounted for approximately 85.0% of our net sales in each of the last three years. In 2002, no single country accounted for more than 15.0% of our net sales of motorcycles and related products, with the exception of Italy and the United States at 26.0% and 17.0%, respectively. We have a global distribution network directly controlling our Italian sales and operating wholly owned distribution subsidiaries in North America, France (99.9% owned), Germany, the Benelux countries (which is also responsible for Sweden), Japan and the United Kingdom. Our manufacturing operations, based in Bologna, Italy, consist primarily of engine and motorcycle assembly and are not vertically integrated, resulting in a relatively low fixed cost structure.

Competitive Strengths

     We believe our position as one of the world’s leading manufacturers of high-performance motorcycles is primarily attributable to the following competitive strengths:

     Focused Market Niche Strategy. Founded in the Ducati racing heritage, our product development effort is primarily focused on racing-derived motorcycles. This focus gives us a strong competitive position in our targeted market niche of high-performance sport motorcycles. We estimate that our worldwide market share in our target market grew from 4.0% in 1996 to almost 7.0% in 2002. We remain loyal to our original market for uncompromised, high-performance sport motorcycles, a position recognized by our customers, motorcycle enthusiasts, the press and the industry at large.

     Global Brand Strength. Our well-defined market positioning and unique brand character, combined with the international success of our motorcycles in the World Superbike Championships and other international racing events (including our recent success in the Moto GP Championship), promote awareness of the Ducati brand around the world. The Ducati brand is recognized globally for large-displacement, high-performance sport motorcycles and is associated with innovative design, advanced engineering and racing success. We also reach Ducati fans all over the world through our website.

     Technical Excellence. We believe that our motorcycles have a reputation for advanced engineering and overall technical excellence. This reputation has developed as a result of decades of consistent design and technical innovation at Ducati, including such signature features as the “Desmodromic” valve control system, the “L-twin” engine and the tubular trestle frame. We believe that continued investment in research and development and closer integration of our racing and product development efforts will enable us to maintain our technical excellence, a key driver of demand across our global customer base.

     Performance Superiority. Ducati motorcycles excel on the racetrack because of their superior handling characteristics and usable power. Our motorcycles have dominated the World Superbike Championship, where we have won eleven of thirteen manufacturers’ titles since 1990 and more single race victories than all other manufacturers combined. In 2002, after an absence of over 30 years, we renewed participation in the Moto GP Championship, and in the first seven races we posted impressive results (including a first place finish in June). We believe that the superior performance of our motorcycles is the result of the Ducati tradition of technical excellence.

     Strong Manufacturing Fundamentals. Our manufacturing operations are not vertically integrated and have a relatively low fixed cost structure. We assemble our motorcycles and engines and manufacture only two strategically important components, crank cases and cylinder heads. We also use a relatively large number of key common components, particularly high-cost engine components and employ flexible production processes that we believe are well suited to our current and anticipated production volumes.

Business Strategy

     Following our acquisition of the Ducati business in September 1996, we implemented a series of strategic initiatives to increase our sales, profitability and market share. Major components of our strategy include:

     Strengthen Our Position in Our Core Market. We intend to maintain and strengthen our niche position in our target market of high-performance sport motorcycles. To this end, all of our motorcycles will continue to incorporate signature Ducati features such as the Desmodromic valve control system, the L-twin engine, the tubular trestle frame and the distinctive Ducati sound. We continuously seek to strengthen our position in our core market by upgrading our motorcycle lines with technical and design innovations as they become available from racing experience or the product development process. In particular, we have made the following important innovations in the recent past:

•	Superbike. Since the introduction of the 916 Superbike in 1994, we have continuously upgraded the technology and power of this motorcycle with the 996 in 1998, the 996R in 2000 (with a more powerful Testastretta engine) and the 998 in 2001. In July 2002, we introduced the 999, a radically redesigned Superbike, which is lighter and more aerodynamic than its predecessors and is powered by an improved Testastretta engine.

•	Super Sport. In 2002, we introduced a 620cc version of the Super Sport, and upgraded the 750cc and 900cc engines of our Super Sport motorcycles to 800cc and 1000cc Dual Spark. Dual spark engines have two spark plugs per cylinder, offering extra reliability and power.

•	Sport Naked (or “Monster”). In 2001, we upgraded the Monster 600 with the introduction of the fuel-injected Monster 620ie, and in 2002, we upgraded the 750cc and 900cc engines of the Monster to 800cc and 1000cc Dual Spark. In 2003, we also introduced the Monster S4R, our most powerful Monster, featuring a four-valve, 996 engine and new single-sided aluminum rear swing arm, an upgrade of the Monster S4.

•	Sport Touring. In 2001, in addition to the ST4 and ST2, we introduced the ST4S Sport Touring motorcycle. This model features a 996cc engine, to which we added an Anti-Block Brake System (ABS) for model year 2003.

•	Multistrada. We presented a prototype of the Multistrada, our fifth family of motorcycles to the press and public in September 2001. The first model, the Multistrada 1000 Dual Spark, featuring a dual valve, air-cooled 1000cc engine, went into production in April 2003. This motorcycle is a multipurpose sportsbike offering Superbike performance in a more comfortable design with a more upright position.

We also continue to participate in worldwide racing events, and, in particular, the World Superbike Championship, through our racing subsidiary, Ducati Corse S.r.l. We believe that racing is a critical aspect of our marketing and research and development efforts and an important component of the Ducati image. Following a change in the eligibility requirements for the Moto GP Championship, we began participating in the newly established Moto GP Championship in 2003, for which we have developed a new racing motorcycle called the “Ducati Desmosedici”, which is powered by a four stroke “double twin” cylinder engine, continuing our tradition of racing inspired product development.

     Expand Our Product Offering. We will continue to develop and introduce new products to appeal to the changing needs of our customers and to bring new customers to the Ducati brand. We have successfully expanded the boundaries of our traditional market niche by combining the allure of our high-performance racing heritage with distinctive style or functional features. In 1993, we introduced the Sport Naked line (represented by the Monster), appealing to the lifestyle of the urban customer and, in 1997, we introduced the Sport Touring line (represented by the ST2, the ST4, the ST4S and the ST4S ABS), appealing to customers looking for a greater degree of riding comfort. These new product lines significantly broadened the Ducati customer base. Since their launch, we have continued to expand our product offering with marketing-driven initiatives designed to meet specific consumer needs, such as the Monster Dark in 1997 (targeted at younger customers) and Monster City in 1998 (targeted at urban commuters). Our introduction in 1999 of the Monster 900 and the Monster Metallic, the Monster 620 in 2002 and the Monster S4R in 2003, were targeted at appealing to the diverse tastes of Monster consumers, with the S4R offering customers a more powerful engine and an experience more akin to riding a Superbike. With the launch of our website in September 2000, we introduced and sold the limited production 996R Suberbike motorcycle exclusively over the internet, and for model year 2002, we launched the 998. In July 2002, we launched the 999, a radically redesigned Superbike aimed at broadening the appeal of the Superbike family by enhancing the functionality and accessibility of the bike, while maintaining the intensity of the Superbike experience. In 2002, we launched a new motorcycle family for model year 2003, the Multistrada, designed to attract new customers to the Ducati brand. This motorcycle offers Superbike performance in a more comfortable design and is characterized by a more upright position and a new dual spark, air-cooled 1000cc engine.

     Strengthen Our Distribution Network. Our distribution strategy is aimed at maximizing sales and increasing our contacts with retail customers. Among other things, in carrying out our strategy, we:

•	continue to consolidate our position in the six strategic markets in which we have established wholly owned sales and marketing subsidiaries;

•	selectively replace on an ongoing basis under-performing distributors in certain markets in which we do not carry out distribution directly through wholly owned subsidiaries;

•	evaluate each year whether to appoint new distributors in markets in which we have previously been inactive and whether to introduce “Ducati stores” in selected markets throughout the world (so that 111 Ducati stores were opened by December 31, 2002); and

•	continue to increase and develop the information and activities on our website, through our subsidiary Ducati.Com, which was created in July 2000 to build further our brand and broaden our reach to Ducati fans and friends.

     We believe that a strong overall distribution network will be a key factor in driving future increases in our market share.

     Strengthen Our Global Brand. We have undertaken a coordinated marketing effort to reinforce the traditional strengths of the Ducati brand and to increase the visibility of the Ducati name. We have launched an international advertising campaign presenting Ducati motorcycles and our people, established the Ducati Museum at our Bologna headquarters and created an official Internet site. We also hosted the first World Ducati Weekend in Bologna in June 1998, which attracted more than 10,000 Ducati enthusiasts, a second World Ducati Weekend in Misano in June 2000, which attracted over 20,000 enthusiasts and World Ducati Week in Misano in June 2002, which attracted over 25,000 enthusiasts. In October 2001, over 5,000 enthusiasts attended a brand-building rally in Las Vegas. We are actively exploiting the marketing opportunities provided by our racing activities through several sponsorship agreements and created a special purpose company, Ducati Corse Srl, dedicated to our racing-related activities in the Moto GP Championship and the Superbike Championship. We have also introduced VIP hospitality tents at Superbike and Moto GP Championship racetracks to provide a focal point for Ducati riders, dealers and enthusiasts. In addition, we organize a number of events to encourage fans to join the World of Ducati, such as women’s riding schools, classic rallies around Italy and Ducati tour and rental programs. We have sought to extend media coverage of the Ducati brand beyond the traditional motorcycle sector press and have developed a new corporate identity by standardizing our corporate logo, lettering and marketing material on a worldwide basis. In 2000, we established a separate company (Ducati.Com) with the mission of leveraging the Ducati brand and racing heritage into a vertical internet portal dedicated to the Ducati life-style, the world of motor racing and the world of motorcycle enthusiasts. We believe that our marketing approach will further strengthen the brand recognition and customer loyalty that we currently enjoy.

     Expand Our Motorcycle-Related Product Offerings. We are leveraging the strength of the Ducati brand name and our strong customer loyalty through a targeted expansion of our product offering to include motorcycle-related products. In 1997, we acquired a controlling stake in Gio.Ca.Moto, an Italian company formed to take over the business of a well-established marketer of performance and custom accessories dedicated to Ducati. Gio.Ca.Moto products are currently marketed under the “Ducati Performance” brand name. In January 2000, we acquired substantially all of the shares that we did not already own in Gio.Ca.Moto, which was subsequently merged into DMH as of December 31, 2001. We have also entered the technical riding gear market with an exclusive line of leather suits, jackets, boots and helmets created and produced by Dainese and other leading manufacturers and sold under the Ducati Performance brand name. All of these products are sold primarily through the Ducati distribution network. We are also distributing a range of apparel (such as T-shirts, caps and sweatshirts) for Ducati enthusiasts and have selectively licensed the Ducati brand for use with appropriate products, such as model replicas, toys and video games.

     Increase Our Production Efficiency. We are continuing to rationalize our manufacturing processes to reduce complexity and increase production efficiency. In particular, we implemented a “platform” approach to production through which we are moving away from assembling numerous individual components. Under the platform approach, a motorcycle is divided into a discrete number of key components (or “platforms”) that are, in turn, made up of a number of sub-components. One supplier is responsible for providing a platform and managing the suppliers of the sub-components that comprise that platform. By this approach, we intend to reduce costs through purchasing leverage and component co-design with key suppliers, reduce inventories and improve overall quality. In addition, we outsource all motorcycle warehousing, delivery logistics and spare parts.

     Develop Our Internet Business. We have established a dedicated Internet homepage at www.ducati.com that includes a comprehensive catalogue of the current motorcycle lines and related spare parts, the latest racing news, a virtual Ducati museum and contacts for local dealerships. We intend to continue developing our Internet and e-commerce operations. On July 24, 2000, we incorporated our Internet business into a separate subsidiary (Ducati.Com) focusing on these initiatives. Our on-line strategy aims to leverage the Ducati brand and racing heritage with the goals of increasing sales opportunities, improving operating efficiencies and providing information and community space for Ducati enthusiasts. We believe our on-line operations also help build overall greater brand awareness. More specifically, our website is designed to address the following opportunities:

•	Commerce. We are developing three main channels of e-commerce: Business-to-Business (Supplier-to-Ducati, Ducati-to-Dealer, Dealer-to-Dealer and Supplier-to-Dealer), Business-to-Consumers (for motorcycles, accessories and apparel) and Consumer-to-Consumer (by allowing consumers to purchase and sell second-hand Ducati motorcycles, spare parts and accessories).

•	Content. We offer coverage of the World Superbike Championship, the Moto GP Championship and other motor racing or special events, tips and software for the use and maintenance of motorcycles, tickets for World Superbike Championship races and other racing events and tours and travel services in connection with the World Superbike Championship and Moto GP Championship.

•	Community. We also offer Ducati enthusiasts a combination of club activities and chat rooms, e-mail capabilities, message boards and the possibility to set up personal web pages.

     On December 31, 2002, Ducati.Com employed approximately 20 professionals. The information displayed on our website is not incorporated by reference into this annual report.

Organizational Structure

     DMH designs, manufactures and distributes Ducati-branded motorcycles, spare parts and engines. DMH has six direct, wholly owned subsidiaries engaged in the regional distribution of Ducati motorcycles and other products: Ducati North America Inc., Ducati France S.A. (99.9% owned), Ducati Motor Deutschland GmbH, Ducati Benelux B.V., Ducati Japan KK and Ducati U.K. Limited. In addition, DMH owns Ducati Corse S.r.l., the Ducati racing subsidiary, as well as Ducati.Com S.r.l., the Ducati company that focuses on our Internet and e-commerce initiatives.

     The following chart illustrates our organizational structure as of the date of this annual report, including the country of incorporation of each subsidiary.

     In October 2000, Ducati Motor S.p.A. was merged into DMH to rationalize and centralize Ducati’s treasury and financial management functions, eliminate duplication of legal and administrative functions and transform DMH into Ducati’s principal operating business. The merger had retroactive effect to January 1, 2000 for accounting and tax purposes. Prior to the merger, DMH operated exclusively as the holding company of the Ducati group.

     In December 2001, Gio.Ca.Moto International s.r.l. was merged into DMH to further rationalize and centralize treasury and financial management and to eliminate duplication of legal and administrative functions and costs. The merger became effective generally as of December 31, 2001, and had retroactive effect to January 1, 2001 for accounting and tax purposes. Prior to the merger, we owned 100% of the quotas of Gio.Ca.Moto after acquiring the 0.1% we did not already own in March 2001.

     On December 20, 2001, we sold our 40.0% equity interest in HPE High-Performance Engineering S.r.l., a joint venture we entered into in 1998 with former director Piero Ferrari and others relating to advanced engine technology. We sold our interest at a sale price equal to its book value of € 82,633.

     On February 14, 2002, as a result of losses for the year ended 2001 and in accordance with Italian law, the shareholders of Ducati.Com S.p.A. resolved to decrease its share capital from € 2,600,000 to zero.

On such date, the shareholders of Ducati.Com S.p.A. also approved the conversion of Ducati.Com from a joint stock company (società per azioni) whose share capital is represented by shares to a limited liability company (società a responsabilità limitata), and to set its paid-in capital at € 10,000.

Products and Distribution

The World Motorcycle Market

     In 2002, total world motorcycle registrations were estimated at over two million units, which include all motorcycles and scooters with engine displacements greater than 50cc registered in the United States, Western Europe, Japan and Australia. We view the world motorcycle market as divided into four main segments: motor scooters, off-road motorcycles, road motorcycles with engine displacements of less than 500cc and road motorcycles with engine displacements of 500cc or greater. Other subdivisions of the world motorcycle market exist and there is no universally recognized system for classifying this market.

     We believe that the >500cc Road Market accounted for over one million registrations in the United States, Western Europe, Japan and Australia in 2002 and may be further segmented into “cruiser”, “touring”, “dual” and “sport” sub-segments. The touring sub-segment is comprised of motorcycles designed for comfortable, long-distance travel, while the dual sub-segment is comprised of motorcycles designed for on-road and off-road riding. The cruiser sub-segment is comprised of heavy motorcycles with classic American design typically featuring heavy use of chrome components and “V-twin” engines. The sport sub-segment is principally comprised of motorcycles built for, or inspired by, a racing environment.

     We currently compete exclusively in the sport sub-segment of the >500cc Road Market. In 2002, we estimate that total motorcycle registrations, including those in the United States, Western Europe, Japan and Australia, were approximately 550,000 units in the sport sub-segment, with approximately 20,000 additional sport motorcycles sold during 2002 in countries in which we compete but for which registration data is not available.

     We believe that four principal product groupings comprise the sport sub-segment of the >500cc Road Market: Superbike motorcycles, Super Sport motorcycles, Sport Naked motorcycles and Sport Touring motorcycles. In addition, for model year 2003, we introduced a new, fifth, line of motorcycles, the Multistrada. As was the case with the Monster introduced in 1993, we believe that the Multistrada will create a fifth product group of motorcycles in the sport sub-segment of the >500cc Road Market. Superbike motorcycles are racing-derived motorcycles equipped with the most powerful engines and the latest technical advances and are targeted at riders who desire a bike that is similar to those used on international professional racing circuits. Super Sport motorcycles feature classic design and are targeted at riders interested in balancing horsepower with greater rideability. Sport Naked motorcycles are characterized by the absence of fairing (body panels), a design feature which leaves the engine exposed and reduces weight, and are targeted at customers who are more interested in urban street riding. Sport Touring motorcycles combine the powerful engine of sport motorcycles with the long-range driveability and features of touring motorcycles, and are targeted at customers who are interested in comfortable, one- or two-rider travelling over relatively longer distances. We estimate that Superbike and Super Sport motorcycles collectively represented approximately 44.0% of worldwide registrations in the sport sub-segment in 2002. We estimate that Sport Naked and Sport Touring motorcycles represented approximately 42.0% and 14.0%, respectively, of worldwide registrations in the sport sub-segment during the same period.

     We estimate that in 2002 the market for motorcycles in the sport sub-segment of >500cc Road Market, as measured by registrations, was approximately 360,000 in Western Europe, 140,000 in the United States, 40,000 in Japan and 10,000 in Australia. Within Western Europe, Germany was the largest market for sport motorcycles in 2002 (85,000 registrations), followed by Italy (80,000), France (75,000) and the United Kingdom (55,000).

     We estimate that the sport sub-segment of the >500cc Road Market experienced a compound annual growth rate of over 5.0% in Western Europe during the 1997 to 2001 period and grew, in aggregate, 2.0% in the United States, Japan and Australia in 1997, 15.0% in each of 1998 through 2000, and 21.0% in 2001. However, in 2002, we estimate that the sport sub-segment of the >500cc Road Market experienced a decrease worldwide of 5.0%, including a 4.6% decrease in Western Europe, a 6.0% decrease in the United States and a 5.0% decrease in Japan, partially offset by an 18.0% increase in Australia.

Motorcycle Lines

     Consistent with the current segmentation of the sport sub-segment of the >500cc Road Market, we manufacture and distribute five high-performance lines of motorcycles: Superbike, Super Sport, Sport Naked, Sport Touring and Multistrada. Motorcycle sales accounted for 83.0% of our net sales in 2002, as compared to 85.0% in 2001 and 83.0% in 2000. We currently manufacture multiple models within our five product lines, which are differentiated primarily by their engine capacity, fairing and color schemes.

     All of our motorcycles share several design features that are closely associated with the Ducati brand and serve to distinguish Ducati motorcycles from those of our competitors. All Ducati motorcycles are equipped with the Desmodromic valve control system, a dual camshaft mechanism that we believe allows more precise control of engine valves than traditional spring-based systems, improving power output and overall engine efficiency. The Desmodromic system, which is not patented, eliminates “valve float” that can occur at very high engine speeds, thereby improving engine “breathing” and increasing engine performance. The Desmodromic system also delivers power more smoothly over a broader revolutions per minute (“rpm”) range than traditional engines, which endows Ducati’s two-cylinder engines with a key benefit of four-cylinder units—namely consistent, usable power. Ducati motorcycle engines are also built to the unique L-twin design, comprised of two cylinders mounted at a 90-degree angle, a configuration that we believe allows for lighter weight and improved aerodynamics over the four-cylinder configurations of our competitors. As a result of the engine design and the Desmodromic system, all Ducati motorcycles produce a deep, resonant engine sound that is a noted Ducati characteristic.

     In addition, all Ducati motorcycles employ a tubular trestle frame, a design feature traditionally associated with Ducati motorcycles. We believe that the tubular trestle frame, which is inspired by Formula One automotive racing technology, increases the rigidity and strength of our motorcycles and allows for a more compact design architecture that facilitates greater speed and more precise handling. We believe that these features, among others, contribute to the superior and distinctive performance of our motorcycles. As part of our business strategy, all motorcycle models introduced in the future will likely maintain these signature technical characteristics.

     Although they share the common characteristics described above, our individual product lines are distinguished by the following features:

     Superbike. The Superbike, our flagship motorcycle, is closely derived from the Ducati motorcycles currently competing in the World Superbike Championship. Since the introduction of the first Ducati Superbike, the 851, in 1987, we have continuously upgraded the technology and power of this motorcycle. The 851 was based on custom-built championship racing bikes modified to meet government safety and noise standards. With the success of the 851, we extended the Superbike range to include the 916 and 748, introduced in 1993 and 1994. The 916 won several worldwide awards, including four “motorcycle of the year” awards from Motor Cycle News (“MCN”) magazine. For model year 1999, we launched the 996 to replace the 916. The 996 features a 996cc liquid-cooled, four-valve twin engine. For model year 2000, we introduced two new versions of the 748 Superbike, one with a more powerful engine and another in a special racing version. For model year 2001, we introduced the 996R Testastretta (meaning “compact head”), which features a 998cc engine. For sale in model year 2002, we launched the 998R Testastretta, a radically redesigned Superbike that offers a more powerful engine and is more aerodynamic that its predecessors. The 998R Testastretta was nominated “Sports Motorcycle of the Year” by German magazine Motorrad, Europe’s leading motorcycle publication. All Superbike motorcycles can reach speeds in excess of 250-270 kilometers per hour (155-170 miles per hour) and have a compact design and slim silhouette designed to provide superior handling at such speeds. We sold 12,641 Superbike motorcycles in 2002, representing 32.0% of total units sold and 47.2% of net motorcycle sales, compared to 10,557 Superbike motorcycles in 2001, representing 26.4% of total units sold and 38.0% of net motorcycle sales.

     Super Sport. Our Super Sport motorcycles are characterized by their light weight, superior handling and tight cornering ability, as well as by their classic design and engineering features. Ducati Super Sport motorcycles are fitted with our traditional two-valve twin engine, nick-named the “Pompone” (which means “strong pump”) by Ducati enthusiasts, and are aimed at riders that prefer improved handling and smooth power delivery to maximum horsepower. Ducati launched its first Super Sport motorcycle in 1973. Super Sport motorcycles have been among our most popular and best selling for over two decades, during which time the Super Sport line has undergone a series of design and technical updates while retaining its essential characteristics. In April 1998, we launched a new model in the Super Sport line, the 900Ssie for sale the following year. In January 2000, we sold 2000 limited edition MH900evoluzione motorcycles exclusively over the internet (all of which were delivered by the spring of 2003). In addition, we launched a 750cc version of the 900SS for model year 1999 and, for 2001 and 2002, respectively, we launched new, matte black versions called the 750 and 900 Sport. For Model Year 2003, we also launched 1000cc and 800cc models to replace the 750cc and 900cc versions. We sold 3,812 Super Sport motorcycles in 2002, representing 9.6% of total units sold and 7.9% of net motorcycle sales, compared to 5,676 Super Sport motorcycles in 2001, representing 14.2% of total units sold and 13.6% of net motorcycle sales.

     Sport Naked (or “Monster”). Our Sport Naked motorcycle line is aimed at bringing the allure of sport bike performance to the urban rider. Utilizing the engine and various other components of a Super Sport motorcycle, the Monster’s principal design characteristic is the absence of any fairing, which leaves the engine exposed and reduces overall body weight. The Sport Naked motorcycle line was launched in 1993 and became an immediate success, selling a total of almost 11,500 units in its first two years of production. More recently, we expanded the Sport Naked motorcycle line to include models designed to meet particular market needs: the Monster City, which is primarily a commuter motorcycle; the Monster Dark, a lower priced, stripped down version which has reduced the median age of Ducati customers; and the limited edition, premium priced Monster Chromo and Monster S. In September 1999, we further expanded the Monster range by introducing the Monster 900 with fuel injection and the Monster Metallic, a new version of the Monster bike with a colored metallic gas tank, both for sale in 2000. For sale in model year 2002, we introduced the fuel-injected Monster 620 to replace the Monster 600. For 2003, we also launched 1000cc Dual Spark and 800cc models to replace the 750cc and 900cc versions. In 2003, for sale in 2004, we introduced the Monster S4R, our most powerful Monster, featuring a four-valve, 996 engine and a new, single-sided aluminium rear swing arm. We sold 19,600 Sport Naked motorcycles in 2002, representing 49.6% of total units sold and 35.8% of net motorcycle sales, compared to 20,125 Sport Naked motorcycles sold in 2001, representing 50.3% of total units sold and 39.1% of net motorcycle sales. In 2002, we produced the 100,000th Monster and, in 2003, we celebrated the tenth anniversary of the Monster.

     Sport Touring. Our Sport Touring line serves a group of consumers who desire the speed, handling and styling of a Ducati, but prefer a more comfortable ergonomic configuration for longer rides. In addition, the ST2 has a more comfortable second seat to accommodate a passenger and is equipped with two side bags. We introduced the Sport Touring line in April 1997 with the ST2, which won the 1997 MCN magazine “Sport Tourer of the Year” award. For model year 1999, we launched the ST4, a more powerful and technically advanced four-valve per cylinder version of the ST2. For model year 2001, we introduced the ST4S with a 996cc engine, and for model year 2002, we introduced a version with an Anti-block Brake System (ABS). We sold 3,481 Sport Touring motorcycles in 2002, representing 8.8% of total units sold and 9.1% of net motorcycle sales, compared to 3,638 Sport Touring motorcycles in 2001, representing 9.1% of total units sold and 9.4% of net motorcycle sales.

     Multistrada. In September 2001, we first showed a prototype of a fifth family of motorcycles called the Multistrada. The first model, the Multistrada 1000 Dual Spark, went into production in April 2003. The motorcycle is a multipurpose sportsbike offering Superbike performance in a more comfortable design with a more upright position and a new dual spark, air-cooled 1000cc engine.

     The gross profit and gross margin for the years 2000, 2001 and 2002 for our motorcycle product lines are listed below (gross profit shown in euro in thousands):

	Year ended December 31,

	2000		2001		2002

	Gross	Gross Profit	Gross	Gross Profit	Gross	Gross Profit
	Profit	Margin	Profit	Margin	Profit	Margin

	(euro amounts in thousands)
Superbike	€ 58,517	41.3%	€ 55,322	42.1%	€ 62,879	39.0%
Super Sport	10,249	34.4	16,043	34.2	8,569	31.8
Sport Naked	35,036	29.9	44,116	32.7	35,470	29.0
Sport Touring	10,014	36.1	10,377	32.1	10,417	33.4
Multistrada	—	—	—	—	—	—
Total/Average	€113,816	35.4%	€125,858	35.3%	€117,335	33.3%

     The gross profit margin is calculated by dividing gross profit by related net sales. Gross profit is equal to net sales for each product line less costs of specific components of that product line and a portion of direct and indirect costs of production. These direct and indirect costs of production have been charged to each product line in proportion to total revenue (11.8% in 2000, 10.5% in 2001 and 10.8% in 2002).

     The current suggested retail prices in Italy for our motorcycles range from € 7,000 for the Monster Dark 620cc motorcycle to € 30,000 for the limited edition 999R.

     In addition to these five motorcycle lines, we manufacture approximately 43 custom racing motorcycles per year for our official teams, as well as for private race teams, professional riders and racing enthusiasts who compete without direct factory support. We believe that selling racing motorcycles serves to reinforce Ducati’s reputation as a leader in high-performance motorcycle technology. The design and manufacturing of racing motorcycles allow our experienced research and development team to test new technical innovations and design features.

     Each Ducati motorcycle sold is covered by a two-year warranty. Warranty costs are accrued when a motorcycle is sold based on our previous claims experience. Actual cash payments against warranties totaled € 11.1 million in 2002, or 2.7 % of net sales, € 9.1 million in 2001, or 2.2% of net sales and € 6.4 million in 2000, or 1.7% of net sales. At December 31, 2002, we had a provision in our financial statements of € 12.1 million to cover estimated future product warranty costs. See Note 13 to the audited consolidated financial statements.

Motorcycle Related Products, Services and Licensing

     We are leveraging the strength of the Ducati name and the strong brand loyalty of our customers through a targeted expansion of our product offering in spare parts, Ducati Performance accessories, technical riding gear and enthusiast apparel and licensing. In addition, we organize a number of events to encourage fans to join the World of Ducati, such as riding schools, classic rallies around Italy, online competitions, and Ducati tour and rental programs.

     Spare Parts and Engines. We have experienced continued growth in sales of spare parts during the last three years, reflecting principally a higher number of Ducati motorcycles in circulation.

     We have outsourced the physical movement and storage of our spare parts in Europe to Saima Avandero S.p.A., an Italian logistics company, and in the United States to Excel Inc., a parts logistics company in Columbus, Ohio. We manage our spare parts catalogue and order processing electronically. As unit sales of motorcycles increase, we expect to leverage the growing base of motorcycles in use so as to expand our spare parts business beyond the growth related to future increases in net sales of our motorcycles.

     In addition to manufacturing engines for Ducati motorcycles, until the first quarter of 2000 we produced a relatively small number of 900cc engines for Italian manufacturers Bi.mo.ta and Cagiva for use in their own motorcycles. We have discontinued engine sales to Cagiva and Bi.mo.ta.

     “Ducati Performance” Accessories. A popular trend among many Ducati owners is to replace bike components with custom-made accessories to increase the individuality of their motorcycles. In 1997, to meet the demand for customized accessories, we acquired a controlling stake in Gio.Ca.Moto, an Italian company formed to take over the business of a well-established marketer of performance and custom accessories dedicated to Ducati. In January 2000, we acquired substantially all of the remaining shares that we did not previously own in Gio.Ca.Moto, which was subsequently merged into DMH as of December 31, 2001. Gio.Ca.Moto’s predecessor began distributing parts and accessories for Ducati motorcycles in 1983. Through this acquired business, we design and distribute a wide range of Ducati parts and accessories (some of which are approved only for racing use) under the “Ducati Performance” trade name, including custom-painted gasoline tanks, specialized exhaust systems, fenders, fairings and carbon fiber parts and accessories.

     Technical Riding Gear and Enthusiast Apparel. We collaborate with a number of leading manufacturers, including Dainese, Oakley, Fila and Suomy, in the development of motorcycle suits, jackets, gloves, boots, helmets, protective garments and other sports wear bearing the Ducati brand name. In addition, we distribute an enthusiast line of apparel for sale to consumers, including t-shirts, caps and memorabilia. Ducati branded apparel is primarily sold through the Ducati distribution network, Ducati stores and at the Ducati Museum retail outlet.

     Licensing. We also license the Ducati name, logo and other trademarks for use by third parties (such as Fila, Breil, Bianchi, Nikko, Minichamps, Mattel, Maisto, New Ray, Protar-Italeri, Sonic-Ixo and Accademia) on a limited basis in connection with the production of video games, toys, model replicas and publishing. We recognize that third-party licensing has the potential to increase awareness of the Ducati brand among the general public and to provide an expanded source of revenue.

Market Share and Competition

     We compete in the sport sub-segment of the >500cc Road Market. Our principal competitors are four Japanese manufacturers (Honda, Suzuki, Yamaha and Kawasaki), two European manufacturers (BMW and Triumph) and, to a more limited extent, Harley-Davidson of the United States. Harley-Davidson’s Buell subsidiary produces motorcycles that compete with our Sport Naked motorcycles. Additional competitors include MV Agusta and Aprilia of Italy.

     Our Japanese competitors are generalist manufacturers competing in all segments of the motorcycle market, from scooters to large-displacement off-road and on-road motorcycles. BMW and Triumph manufacture motorcycles for various sub-segments of the >500cc Road Market. Like Ducati, Harley-Davidson focuses on a niche market, in its case, the cruiser sub-segment of the >500cc Road Market, although it also has a limited offering of Sport Naked motorcycles through its Buell subsidiary.

     Worldwide registrations of Ducati motorcycles were 38,130 in 2000, 38,969 in 2001 and 39,607 in 2002. The historical worldwide growth of Ducati registrations masks significant regional variations in registrations growth. For example, from 2001 to 2002 Ducati registrations increased in Japan (up 9.0%), United Kingdom (up 9.0%), and in Italy (up 2.0%), and decreased in Germany (down 9.0%), France (down 7.0%), and in the United States (down 1.0%). In France, the decline was due primarily to personnel changes. In Germany, the decline was due primarily to a weak >500cc Road Market (down 10.0%) and termination by us of a contract with a major importer of our motorcycles to obtain full control over this territory. For a discussion of the relationship between registrations and retail sales, see “Item 5 — Operating and Financial Review and Prospects — Introduction”.

     We estimate that our worldwide market share in the sport sub-segment of the >500cc Road Market was approximately 6.7% in 2000, 6.3% in 2001 and 6.6% in 2002. Honda, Suzuki, Yamaha and Kawasaki all have substantially greater worldwide market shares than we do. Based on available registration data, we estimate that these companies had approximately the following market shares of the sport sub-segment of the >500cc Road Market worldwide in 2002:

2002 worldwide %
of sport sub-segment
Company	of >500cc Road Market

Suzuki	25.0%
Honda	24.0%
Yamaha	20.0%
Kawasaki	12.0%

     We estimate that Triumph and BMW have a market share of approximately 3.0% and 4.0%, respectively, while Buell has a market share of approximately 2.0% of the sport sub-segment worldwide.

     Our market share varies among the motorcycle lines comprising the sport-segment of the >500cc Road Market. In 2002, we estimate that we had approximately a 6.0% global share of our historical core market for Superbike and Super Sport motorcycles and approximately an 8.0% global share of the market for Sport Naked motorcycles, reflecting the continued popularity of our Monster bikes. We estimate that we had approximately a 4.0% global share of the market for Sport Touring motorcycles in 2002, reflecting our entry into that market in April 1997 with the launch of the ST2, followed by the launch of the ST4 in 1998, the successful ST4S in 2000, and the ST4S with ABS in 2002.

     Our market share also varies significantly across geographical areas. We estimate that we had approximately a 15.0% share of the sport sub-segment of the >500cc Road Market in Italy in 2002, fourth after Honda, Suzuki, and Yamaha. For the same period, we estimate that we held approximately a 7.0% share of the sport sub-segment in the larger Western European market, reflecting our strong domestic Italian market share and approximately a 5.0% share in France, Germany and the United Kingdom. In other countries, we estimate that during 2002 we held approximately an 11.0% share of the sport sub-segment in Australia, approximately a 4.0% share in the United States and approximately a 5.0% share in Japan.

     Market estimates in this annual report are based on our analysis of registration data obtained from published sources, as well of our internal dealer data and surveys commissioned by us. See “Presentation of Financial and Other Information”.

     The following table gives a breakdown of the total revenues in our principal markets in the last three financial years:

	Year ended December 31,

	2000		2001		2002

		(euro amounts in thousands)
Italy	€ 92,629	24.4%	€ 92,448	22.7%	€106,595	25.8%
United States	97,515	25.7	93,345	22.9	70,115	17.0
Germany	46,257	12.2	46,453	11.4	49,773	12.1
France	30,294	8.0	34,133	8.4	33,650	8.1
United Kingdom	29,119	7.7	34,614	8.5	31,716	7.7
Japan	25,633	6.8	41,074	10.1	44,843	10.9
Other foreign countries	58,087	15.2	65,748	16.0	76,279	18.4

Total	€379,534	100%	€407,815	100%	€412,971	100%

     We believe that by strengthening our overall distribution network through, among other things, the wholly owned sales and marketing subsidiaries we have established in the United States, France (99.9% owned), Germany, the Benelux countries (which is also responsible for Sweden), the United Kingdom and

Japan, we will be able to increase significantly our market share in these key markets. See “ — Business Strategy”.

Seasonality of Our Business

     Worldwide motorcycle sales and registrations are seasonal, peaking during the months of March through May and April through June, respectively. During 2002, we recorded 56.0% of our sales during the first six months of the year. Our motorcycle production levels are relatively stable throughout the year (excluding annual shutdown periods for the month of August and the last two weeks of December). Consequently, we experience periods of inventory build up from September through February in anticipation of the spring selling season. Depending on market conditions and our commercial strategy, the level of inventory we hold or sell to importers and dealers at any time may change, as a result of which unit sales may be less seasonal than registrations.

Product Research and Development

     The fundamentals of our product development include technical excellence, consistent use of Ducati’s “signature features”, styling and continual innovation. We believe that we can continue successful product development by leveraging an experienced engineering team, which spans three generations of engineering talent dating back to the Taglioni era, with recently acquired state-of-the-art technology.

     Ducati models have traditionally enjoyed relatively long product lifecycles and have been continually improved and upgraded throughout their production lifetimes. For example, the Super Sport motorcycle line was introduced in 1973 and has evolved considerably since that time. At the same time, we believe that reducing the “time-to-market” for our new model launches can be a significant competitive advantage. Following our September 1996 acquisition of the Ducati business, we increased investment in research and development and initiated a substantial restructuring of our design processes to respond to this challenge. Using new techniques, we have reduced our development and launch time to three years for the Multistrada, compared with an average of seven years for the development of previous models. Our research and development expenditures (capitalized and expensed) were € 12.7 million in 2000 and € 17.1 million in 2001, an increase of 35.0%. In 2002, our research and development expenditures (capitalized and expensed) were € 23.9 million, an increase of 40.0% over 2001. To support the more rapid introduction of future motorcycle models, our research and development activities are evolving from a self-sufficient operation to a networked unit in which Ducati research and development will be responsible for the strategic coordination of multiple external sources of technical and engineering skills. As an example, we have entered into contracts with TWR, a leading Formula One engine development center, and a strategic partnership with IDEA Institute, a leading design engineering company that has extensive experience in the automotive sector. Our partnership with IDEA allows us to take advantage of their design technology to better integrate our supplier network in the manufacturing process and reduces development time and the cost of new models.

     In addition, we have begun the process of restructuring our design processes to reduce the time and cost required to design a new motorcycle. In the past, our motorcycle design process involved employing an external design house, which worked from a technical and marketing brief prepared by Ducati. To assume greater control over the design process and to exploit new technologies in the design and tooling process, we developed an independent, internal capacity for motorcycle design known as the Ducati Design Center (“DDC”). The DDC operates within the Ducati organization and has creative authority in the design and development of future models and coordinates with the technical department and marketing functions to bring new products to market. The DDC is intended to maintain and strengthen Ducati’s reputation for innovative design in the motorcycle industry, primarily by integrating traditional motorcycle craftsmanship, advanced “computer-aided design” (“CAD”), computer driven milling machines (“CAM”) and rapid prototyping technology. For example, our design team can scan a preliminary design of a motorcycle under development onto a computer attached to an automated milling machine, which in turn can produce a physical prototype in clay or fiberglass. To make design changes, our designers need only resculpt the prototype, the coordinates of which can then be rescanned into the computer. Because the computer maintains a fully updated engineering drawing of the motorcycle as design changes are processed, CAD/CAM technology saves significant time and resources in connection with new model development and improves the quality of new models. We are already using systems technology such as Computer Numerically Controlled (“CNC”) milling machines and have hired initial staff dedicated to DDC functions.

     Our first practical example of a product developed using CAD/CAM technology, the MH900evoluzione, was unveiled at the September 1998 INTERMOT motorcycle trade show in Munich. The MH900evoluzione was featured on the cover of various motorcycle magazines and was exhibited at the Pitti Immagine design exhibit in Florence, Italy in January 1999. At the beginning of 2000, we sold 2000 limited edition MH900evoluzione motorcycles exclusively over the internet. Since then, many engines and vehicles have been designed with CD/CAM technology including the double twin engine for the Desmosedici racing motorcycle used in the Moto GP Championship, the new 999 Superbike and the Multistrada.

Distribution

     Distribution is a key strategic element of our plans to grow market share and profitability. Historically, Ducati distributed its motorcycles directly through retail dealers (typically multi-franchise dealers) in Italy, through a wholly owned subsidiary in North America and through a series of independent distributors covering specific geographic territories internationally. Each distributor was responsible for building its own network of retail dealers, most of whom sold competing motorcycle brands. Individual dealers in countries outside Italy and the United States entered into commercial relationships with a relevant distributor rather than with Ducati.

     During 1997, we put in place a distribution strategy aimed at maximizing retail sales and increasing our contact with, and understanding of, our retail customers. To achieve these objectives, we have acquired control of distribution networks in strategic markets through the establishment of five wholly owned sales and marketing subsidiaries, selectively replaced under-performing distributors in certain markets, appointed new distributors in markets in which we were previously inactive, launched a restructuring of our dealer network in Italy and commenced the introduction of independent Ducati stores in selected markets throughout the world. At December 31, 2002, there were 111 independent Ducati stores worldwide.

     Wholesale Distribution. Currently, we sell motorcycles and related products directly to our retail dealers in Italy, and through wholly owned subsidiaries in North America, Germany, France (99.9% owned), the Benelux countries (which is also responsible for Sweden), the United Kingdom and Japan. In all other countries, we sell our products through independent distributors.

     We have followed a policy of replacing distributors in selected countries with established motorcycle distributors with significant prior experience in building unit sales for Harley-Davidson and other manufacturers. In addition, we have entered new geographical markets through the appointment of distributors in Cyprus, Costa Rica, Ecuador, Guatemala, Israel, Latvia, Lithuania, Estonia, Panama, Romania and Taiwan, and we replaced distributors in Brazil, South Korea and Portugal to protect our global quality standards. Our distribution network currently covers 45 countries.

     We believe that our wholesale distribution strategy and, in particular, the establishment of wholly owned subsidiaries to control sales and marketing in key markets, has a number of important benefits. First, it moves Ducati further along the distribution value chain, allowing us flexibility in controlling the profits previously earned by our independent distributors. Second, it moves us closer to consumers, improving our understanding of the marketplace and the needs of motorcycle riders. Third, it removes an intermediary between Ducati and our dealers, increasing our control over the sales process to consumers and allowing marketing initiatives to be better coordinated. Fourth, since motorcycles are stocked and shipped directly from the factory to the dealers (except in the United States and Japan), it enhances our ability to redirect stock to meet peaks in demand for particular models in different markets and reduces overall logistics costs.

     Retail Distribution. We sell motorcycles, parts and accessories to consumers around the world through approximately 800 independent dealerships. Prospective dealers are required to sign an agreement, usually on an annual basis, with Ducati, the relevant subsidiary, or the local Ducati distributor to become an authorized dealer. This agreement requires the dealer to provide suitable space and staff devoted to the sale of Ducati motorcycles as well as workshop facilities with adequate equipment, spare parts and qualified staff to provide after-sales service.

     In Italy, we have restructured our distribution network, reducing the overall number of Ducati dealers from 165 in 1996 to 59 in December 2002, and offering enhanced support to the remaining dealers. The enhanced marketing and merchandising support is designed to encourage dealers to invest in and upgrade their dealerships according to the model of the Ducati stores discussed below. At the end of December 2002, there were over 45 Ducati stores operating in Italy.

     We believe that the restructuring of our Italian dealer network has a number of benefits for Ducati and our dealers. Dealers can be expected to realize greater net sales and improved profitability. We expect to gain a superior and uniform retail environment for our motorcycles and other products. Our registrations in Italy were 12,046 units in 2000 (up 14.0%), 11,701 units in 2001 (down 3.0%) and 11,967 in 2002 (up 2.0%). Moreover, the average number of motorcycles sold per Italian dealer increased to approximately 203 in 2002 from 194 in 2001 and 188 in 2000. We are implementing a similar strategy regarding our dealer network in other major markets outside Italy, initially France, Germany and the U.K. A different strategy is being pursued in the United States where, for geographic reasons, we intend to improve the quality of our dealer network by closing underperforming dealerships and opening high-standard new ones.

     Finally, we developed a design concept for Ducati stores to be implemented by certain Ducati dealers in selected markets around the world. The Ducati stores are positioned around the Ducati brand and offer a customized retail environment and increased levels of service and technical support. Ducati stores present Ducati motorcycles as their primary focus, supported by merchandise areas dedicated to “Ducati Performance” parts and accessories and lines of Ducati technical and enthusiast apparel. Within each store, a “History Wall” provides images of Ducati’s racing heritage and an “Engineering Wall” shows a large scale engineering drawing of the 996, Ducati’s flagship Superbike motorcycle. We provide dealers operating the stores with a specialized design consultancy service, but do not own an interest in the stores. Outside Italy, we have launched Ducati stores in, among other locations, New York, London, Vienna, Cape Town, Sydney, Seattle, Atlanta, Tokyo and Frankfurt. As of December 31, 2002, there were 111 Ducati stores in operation worldwide.

Marketing Activities

     While Ducati is fundamentally a motorcycle manufacturer, we are also the custodian of a valuable global brand.

     Brand Development. In early 1997, we developed a new corporate identity, standardizing our corporate logo, lettering and promotional and marketing material on a worldwide basis. The new hallmark “D” is a modern interpretation of the logo that adorned many of the classic Ducati motorcycles of the past. In 1998, we launched our first global corporate advertising campaign, which we update annually. Entitled “Ducati/People,” the campaign features Ducati workers and their motorcycles in and around Bologna, communicating the authenticity and uniqueness of the Ducati brand. We have updated the campaign for 2003 with images of our customers, chosen through an on-line global contest set up by our website. We have lent active support to design museums around the world to feature the design qualities of Ducati motorcycles. In particular, the Ducati Monster and 916 were included in the “The Art of the Motorcycle” exhibit at the Guggenheim Museum in New York and the Field Museum in Chicago in 1998 and 1999. In 2002, the Guggenheim opened the same exhibition at its new museum in Las Vegas. We were also recognized for our lasting contribution to motorcycle design through a sport motorcycle auction conducted by Sotheby’s in Chicago in September 1999, the largest such auction to occur in North America. The MH900evoluzione prototype appeared on the front cover of the auction catalogue. We have worked with Sotheby’s on other Ducati oriented auctions including those at Ducati Revs America in October 2001 and World Ducati Week in June 2002. We intend to continue to support activities that extend the Ducati brand into the worlds of art, design and fashion. For example, in 2001 Roberto Cavalli designed a specialty Monster motorcycle that was displayed at his flagship stores in New York and Milan. In addition, we have established a dedicated Internet homepage that includes a comprehensive catalogue of the current motorcycle lines and related spare parts, the latest racing news, a virtual Ducati museum and contacts for local dealerships (See “ Internet”). The information on our websites is not incorporated by reference into this annual report.

     In May 2002, we launched the Ducati Desmo Finance Program through which we offer financing, insurance and a personalized credit card in connection with the purchase of our new or used motorcycles and related products in Italy. The aim of the program is to increase motorcycle sales by improving the ease and convenience of purchasing. We are pilot testing this program in Italy which, if successful, we will roll-out in Europe, the U.S. and Japan. This program is at no cost or financial risk to us.

     We believe that there are in excess of 400 local Ducati “clubs” in existence around the world. In 1999, recognizing the potential of these enthusiast organizations to increase our access to consumers and to build the global Ducati brand, we created the Desmo Owners Club (or D.O.C.), a global Ducati owners club that serves as an umbrella organization for all individual Ducati clubs. We have implemented a program to establish contact with local clubs and to sponsor some of their activities. For example, we have introduced a program that encourages Ducati dealers and store owners to sponsor and coordinate enthusiast activities through their retail outlets, in cooperation with Ducati. As a result of this program, Ducati enthusiasts are able to, among other things, schedule motorcycle riding courses and other Ducati-related activities through Ducati stores and local dealers.

     In June 1998, we sponsored the first World Ducati Weekend in Bologna, which was attended by an estimated 10,000 Ducati enthusiasts. The first World Ducati Weekend marked the opening of the Ducati Museum at our Bologna headquarters. Visitors to the museum are able to follow the history of the Ducati brand to the present day, with examples of historic motorcycles displayed in a custom-made venue, and then tour Ducati’s production facilities. The second World Ducati Weekend at the Misano, Italy racetrack in June 2000, was attended by over 20,000 Ducati enthusiasts. The third such event, the World Ducati Week in June 2002, attracted more than 25,000 participants. In June 2002, we launched the second edition of the Motogiro d’Italia, a promotional tour in Italy of vintage Ducati motorcycles, which we revived in 2001 after it was suspended in 1957. The 2002 Motogiro attracted more than 350 participants from all over the world and was covered by more than 50 international journalists, and has become an annual event.

     Other marketing initiatives include Centopassi, a five-day competitive motorcycling tour through Alpine passes in northern Italy, in which participants can challenge Ducati testers on the Multistrada. The winner of this event is awarded a Multistrada. In 2003, we also launched the first-ever online Ducati design competition, in which participants submit their vision of Ducati motorcycles of the future and artwork or designs that recall Ducati and its tradition of high-performance sport motorcycling.

     Media. As we enjoy widespread media attention through our international racing program and product innovations, we do not invest substantially in paid advertising. We believe that our motorcycles are aspirational products that create a significant demand “pull”. The primary source of publicity comes from articles written about Ducati in a broad range of motorcycle publications and, with the exception of the United States (where there is substantially less following of professional racing than in other markets), the performance of Ducati motorcycles on international racing circuits. We have also sought to extend media coverage of Ducati beyond the traditional motorcycle press. Articles and broadcast segments featuring Ducati have appeared in Forbes, The New York Times, The Wall Street Journal and Financial Times and on CNN and Bloomberg News (although the contents of the articles and broadcasts mentioned above are not part of this annual report). In addition, Ducati enthusiasts, including Hollywood celebrities, Formula One drivers, music stars and international athletes, add to the overall brand equity and exposure.

     Racing. The performance of Ducati motorcycles on international professional racing circuits helps to sustain and increase demand for Ducati’s products. Racing increases the visibility of Ducati motorcycles through media coverage of the races and serves as a practical demonstration of the high-performance characteristics of Ducati motorcycles. Our racing program also supports our research and development function, as many features designed specifically for improving performance on the racetrack are later introduced onto production Ducati motorcycles.

     Ducati competes in the World Superbike Championship, through its official teams and other private teams. Since 1990, Ducati motorcycles have won eleven of thirteen manufacturers’ titles (including in 2003) and more single race victories than all other manufacturers combined. In the 2002 season, the Ducati Infostrada team was comprised of 2001 champion Troy Bayliss as well as Ruben Xaus. Both factory racers rode the Ducati 998R, featuring the 998R Testastretta engine. In 2003, racers Neil Hodgson and Ruben Xaus race on the new 999 Testastretta Superbike for a Ducati team primarily sponsored by Fila. Ducati Corse also supports the activities of the various Ducati racing teams, manufactures and distributes specialized motorcycles exclusively for racing, and engages in promotional and other activities designed to increase our presence on international racing circuits and to improve awareness of the Ducati brand.

     In 2003, we entered a Ducati team in the Moto GP Championship for the first time in three decades. Our decision was prompted by a change in the Moto GP Championship rules allowing 1000cc four-stroke motorcycles to compete. The motorcycle, called the Desmosedici, is powered by an innovative new four-stroke, “double-twin” cylinder engine. In 2003, Loris Capirossi and Troy Bayliss are the official racers for Ducati in the Moto GP Championship. In the first seven Moto GP Championships races held in 2003, Ducati finished first in June, once in second and twice in third place. We believe that competing in the Moto GP Championship will strengthen awareness of the Ducati name as well as allow us to carry out innovative research and development, which we hope to apply to our racing motorcycles as well as the motorcycles that we sell commercially. With our entry in the Moto GP Championship, we withdrew in 2001 our official teams from the Super Sport World Series, a championship featuring 750cc two-cylinder and 600cc four-cylinder production motorcycles.

     Ducati Corse S.r.l., our subsidiary dedicated to racing activities, was founded in 1999. Ducati Corse manages the activities of the Ducati racing teams, manufactures and distributes specialized motorcycles and engines exclusively for racing use and engages in promotional and other activities designed to increase Ducati’s presence on international racing circuits, improve awareness of the Ducati brand and increase customer satisfaction with our racing activities. In addition, we have signed a sponsorship and supply agreement with Shell to expire in 2005 under which Shell acts as official lubricant supplier to Ducati (and exclusive supplier of lubricants for the Ducati racing program) and as sponsor of the Ducati Moto GP Championship and World Superbike Championship teams. We have also entered into agreements with Philip Morris, sponsor of the Moto GP Championship team, and Fila to sponsor the World Superbike Championship team.

     Internet. We have established a dedicated Internet homepage at www.ducati.com that includes a comprehensive catalogue of our current motorcycle lines and related spare parts, the latest racing news, a virtual Ducati museum and contacts for local dealerships. We estimate that the site attracts over 1.2 million unique visitors per month. We have also entered the online auction business with the establishment of DucatiMemorabilia.com or “Desmobid”, our first online auction site. Desmobid sells historic Ducati memorabilia and used parts from racing bikes used in Ducati’s racing activities. The information on our websites is not incorporated by reference into this annual report.

     In 2000, we established a separate company (Ducati.Com) with the mission of leveraging the Ducati brand and racing heritage into a vertical internet portal dedicated to the Ducati life-style, the world of motor racing and the world of motorcycle enthusiasts. The portal serves Ducati enthusiasts, suppliers and dealers and is active in three main areas: commerce, content and community.

•	Commerce. We are developing three main channels of e-commerce: Business-to-Business (Supplier-to-Ducati, Ducati-to-Dealer, Dealer-to-Dealer and Supplier-to-Dealer), Business-to-Consumers (for bikes, accessories and apparel) and Consumer-to-Consumer (by allowing consumers to purchase and sell second-hand Ducati bikes, spare parts and accessories).

•	Content. We offer coverage of the World Superbike Championship, the Moto GP Championship and other motor racing or special events, tips and software for the use and maintenance of bikes, tickets for World Superbike Championship races and other racing events and tours or travel services in connection with the World Superbike Championship.

•	Community. We also offer Ducati enthusiasts a combination of club activities and chat rooms, e-mail capabilities, message boards and the possibility to set up personal web pages.

     Marketing Unit. In 2003, we created a dedicated marketing unit to carry out customer service as well as online and traditional marketing activities (advertising, direct marketing and events). The creation of this unit is intended to increase our “community marketing” activities to meet the needs of the growing number of Ducati fans around the world.

Production

     Our manufacturing operations are not vertically integrated and are characterized by a relatively low fixed cost structure. Our production is primarily focused on engine and motorcycle assembly and the machining of two strategic components, crank cases and cylinder heads. Our strategic goal is to integrate a limited manufacturing operation with a network of sophisticated, high value-added suppliers in order to reduce complexity and increase production efficiency.

     Assembly Operations. Our production facilities are located in Borgo Panigale, outside Bologna, Italy. The facilities consist of 125,000 square meters of land, including approximately 36,000 square meters (approximately 387,360 square feet) of covered manufacturing and office space as well as parking areas and unused space and buildings. All of our manufacturing, assembly and warehousing functions are currently performed on-site at Borgo Panigale. During 2002, motorcycle production at our facility increased by 2.0% to 41,411 units from 40,692 units produced in 2001. We outsource the production of the majority of our parts and components to third-party suppliers. In 2002, approximately 92.0% of our total costs of goods sold (excluding depreciation) were for parts and components and approximately 8.0% were for direct and indirect labor costs and research and development costs. As a result, our motorcycle production is fundamentally an assembly and testing process. As part of the production process each engine and each finished motorcycle is subjected to rigorous quality checks, including static and dynamic tests.

     We have implemented a number of initiatives to improve our production processes and reduce costs. In 1999, we introduced a production software system that allows us to monitor the flow of all production-related information from initial order to final motorcycle delivery. The key advantage of this system is a customized material requirement planning system that automatically generates production schedules from sales forecasts, helps to optimize warehouse volume levels, generates orders for purchasing materials organizes materials flow for production. In 2003, we began pilot testing a new inventory management software system in the United States, which, if successful, we will implement worldwide.

     We are able to maintain efficiency even at relatively low volumes in large part because many Ducati motorcycle models share common components. In 2002, we produced 20 motorcycle models using only two types of crank cases and four types of cylinder heads. To simplify further production and reduce costs, we use a “platform” approach to production, and we are moving away from assembling numerous individual components. Under the platform approach, a motorcycle is divided into a discrete number of key components (or “platforms”) that are in turn made up of a number of sub-components. One key supplier is made responsible for provision of a platform and managing suppliers of the sub-components that go into the platform. The platform assembly approach has reduced the number of our suppliers and increased the volume of components supplied by each supplier, thereby improving our ability to negotiate competitive prices. It has also provided an opportunity to develop jointly new components with key suppliers at the research and development stage. We have already implemented platform production processes for 83 assembly groups (including cylinder heads, clutch covers and fuel pumps), thereby significantly reducing the number of parts required to be assembled directly on the motorcycle. In 1999, we also initiated an on-going Lean Production Project with Porsche Consulting to improve the quality and to reduce the costs of the production process. As a result of these initiatives, we have made a significant reduction in our direct labor needs.

     In 2000, we commenced a new project, known as Desmo (Ducati evolution and supply management optimization), aimed at reducing inefficiencies in the supply process. We estimate that this project resulted in € 200,000 of cost savings in 2001, and € 60,000 in 2002.

     As part of our initiative to out-source non-strategic activities, we have retained Saima Avandero S.p.A. to assume our shipping and warehousing functions. Saima Avandero is responsible for the shipping and logistics of finished goods at our Borgo Panigale facility. As a result, we are able to fill orders for less than a complete container or truckload of motorcycles, increasing our responsiveness to dealers. Saima Avandero manages all our spare parts management functions at a dedicated center in Modena. Saima Avandero’s state-of-the-art technology allows us to increase the speed and flexibility of the management, packaging and distribution of Ducati spare parts.

Supplies and Suppliers

     We require a wide variety of parts, components and tools to manufacture our motorcycles. While we currently source our parts and components from a broad range of suppliers, our top ten parts and components suppliers accounted for approximately 45.0% of our parts and components procurement spending in 2002. The parts and components required from non-Italian suppliers accounted for approximately 18.0% of the total value of parts and components acquired from suppliers in 2002. Our largest suppliers include Brembo (brakes and wheels), Eaton (cylinder heads), Magneti Marelli (body throttle and ignition system), P.M. (machining of engine crankcases), Showa (suspensions), Remus (exhaust systems), Verlicchi (body steel frame), CIAP (gears), ILAS (steel fuel tanks), Nuova GM (painted plastic parts), Ohlins (suspensions), Mahle Mondial (cylinders & pistons), Denso Europe (starters & generators), Zeuna Starker (exhaust systems), Michelin (tires) and Pirelli (tires).

     With the exception of a limited number of long term component supply contracts for periods ranging from one to three years for strategic supplies, we enter only into short-term, rolling contracts with our suppliers. We typically contract with our suppliers on a non-exclusive basis, allowing us to replace suppliers at any time. In November 1998, we signed a sponsorship and supply agreement with Shell, to expire in 2005, under which, among other things, Shell acts as an official lubricant supplier to Ducati (and as an exclusive supplier of lubricants to the Ducati racing program).

     Generally, motorcycle raw materials and components are available from a variety of sources. Our policy has been to identify at least two sources of supply for each component and to be able to switch promptly to the alternative supplier should the need arise. However, we rely upon single-source suppliers for certain high-tech components.

     Nonetheless, the prices of motorcycle components have been subject to fluctuations in the past and may be subject to fluctuations in the future. These fluctuations may result from fluctuations in the prices of raw materials (including commodities such as steel and aluminum) from which these components are manufactured.

Intellectual Property

     We own the “Ducati” trademark and other trademarks associated with Ducati motorcycles. The “Ducati” trademark is registered in all countries that are signatory to the Madrid Agreement concerning the International Registration of Marks. “Ducati” is also registered as a Community Trademark in all countries that are part of the European Union and in 44 additional countries on an ad hoc basis for motor vehicles. In addition, we have registered “Ducati” for toys, apparel, glasses, watches and other sundries in the majority of the countries in which the trademark for motors and vehicles is registered.

Governmental and Environmental Regulation

     Like other motorcycle manufacturers, we incur substantial costs in designing and testing products to comply with domestic and foreign safety and emissions requirements.

     Motorcycles sold in the United States, the European Union and all other countries are subject to environmental emissions regulations and safety standards with which we must comply in order to sell products in such countries. Applicable regulations in the United States include the emissions and noise standards of the U.S. Environmental Protection Agency and the more stringent emissions standards of the State of California Air Resources Board. Ducati motorcycles sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration. Regulations applicable to us in Italy include E.U. directives relating to emissions, pollution, and noise, as well as national rules on emissions, pollution, noise, and safety issued by the Ministry of Transport (Ministro delle Infrastruture e dei Transporti). All of our motorcycle models are required to comply with applicable homologation regulations in the countries in which they are distributed. We are also subject to a number of Italian governmental regulations relating to the use and storage of materials, discharge and disposal of factory waste and safety standards of facilities and processes.

Insurance; Product Liability

     We maintain insurance against a number of risks. We insure against loss or damage to our facilities, against loss or damage to our products while they are in transit to customers, against certain potential environmental liabilities and against product liability claims. While we do not cover 100% of these risks with insurance, we believe that our present level of insurance is adequate in the light of past experience. We expect that our present insurance levels will be maintained on substantially the same terms and conditions in the future.

     We are engaged in a business that exposes us to possible claims for personal injury from the use of our products. We maintain liability insurance with a per-occurrence limit of €10.0 million and an aggregate liability cap of € 10 million per year. See “Item 2 — Key Information — Risk Factors — We may be subject to significant product liability claims.”

Description of Property

     The following table sets forth our principal properties as of the date of this annual report.

	Approximate
Location	Square Footage	Principal Use	Status

Bologna, Italy	1,339,966	Headquarters, production facility	See below
Cupertino, California, USA(1)	12,505	Headquarters, Ducati North America	Leased
Paris, France	2,800	Headquarters, Ducati France S.A.	Leased
Cologne, Germany	4,390	Headquarters, Ducati Motor Deutschland GmbH	Leased
Tokyo, Japan	1,300	Headquarters, Ducati Japan KK	Leased
Rotterdam, Holland	1,100	Headquarters, Ducati Benelux B.V	Leased
Northampton, England	2,324	Headquarters, Ducati U.K. Limited	Leased

(1)	In January 2003, we relocated our North American headquarters from Pompton Plains, New Jersey to Cupertino, California.

     On June 29, 2001, we entered into a sale and leaseback transaction with Locafit S.p.A. with respect to a portion of our production facility. Please read Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a description of the transaction.

     In addition to the above properties, we lease space in various other locations in the United States on a regular basis for warehouse storage of motorcycles.

     We believe that our operating facilities are in good condition and are adequate, considered in light of our capital expenditure plans, for the development, manufacture and marketing of our current and anticipated products.

Capital Expenditures

     The following table sets forth our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2002.

	Year ended December 31,

	2000	2001	2002

	(euro thousands)
Plant equipment	2,875	3,349	4,420
New product industrialization (molds)	4,121	6,518	14,475
Technical investments (engine and vehicle tests)	3,246	2,432	4,017
Investments in sales and administrative departments	4,494	4,894	5,716
Capitalized research and development	8,626	11,803	15,200
Other	3,557	384	500

Total	26,919	29,380	44,328

     Our capital expenditures in property, plant and equipment were € 11.3 million, € 13.5 million and € 23.8 million in 2000, 2001 and 2002, respectively. Capital expenditures in each of the years were made principally to acquire equipment and tooling at our Bologna facility, as well as to develop new motorcycle models (in particular, the Multistrada 1000DS which we began developing in 2000, and the Desmosedici, which we began developing in 2001). Investments in intangible assets, which include our capitalized research and development expenditures for these new models, amounted to € 15.6 million, € 15.9 million and € 20.5 million in 2000, 2001 and 2002, respectively. The increase in capital expenditures and investments in intangible assets between 2001 and 2002 was mainly due to expenditures related to the production of the Multistrada and the 999 Superbike), as our expenditures for the development of these models peaked in 2002. See “ — Products and Distribution — Product Research and Development”.

     In addition, in January 2000 we acquired 49.9% of the shares of Gio.Ca.Moto for € 903,800, thereby raising our ownership interest to 99.9%. On March 16, 2001, we acquired the remaining 0.1% of the shares of Gio.Ca.Moto, which was subsequently merged into DMH as of December 31, 2001.

     Our capital expenditures currently in progress relate principally to the testing and (assuming the system is adopted after testing) implementation of a new inventory management software system; the acquisition of equipment and tooling at our Bologna facility; and our continuing research and development initiatives related to the Multistrada and the Desmosedici, which we have developed and began using in 2003 to compete in the Moto GP Championship. We believe that competing in the Moto GP Championship will further enhance recognition of the Ducati brand for innovative design, advanced engineering and racing success and spur further innovation in the design and engineering of our motorcycles that will ultimately improve the quality and performance of our road models. We spent € 8.0 million during 2002 in connection with this project and we estimate that we will spend up to approximately € 8.0 million in each year through 2006. We plan to finance these expenditures from our operating cash flow.

Item 5.     Operating and Financial Review and Prospects

     You should read the following discussion in connection with the audited consolidated financial statements included elsewhere in this annual report.

     Our audited consolidated financial statements have been prepared in conformity with Italian GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Italian GAAP and U.S. GAAP and the related reconciliation of net profit/(loss) and shareholders’ equity in our audited consolidated financial statements, refer to Notes 29, 30 and 31 to the audited consolidated financial statements.

Introduction

     We are one of the world’s leading manufacturers of high-performance sport motorcycles. Founded in 1926, we are widely recognized among motorcycle enthusiasts for producing racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. With an extensive racing pedigree dating to the 1950s, our motorcycles have dominated the World Superbike Championship, where we have won eleven of thirteen manufacturers’ titles since 1990 and more single race victories than all other manufacturers combined. In 2003, we resumed participating in the Moto GP Championship after an absence of over 30 years, in which we have posted very good results (including a first place finish). We believe that our globally recognized brand, unique product characteristics and proven racing success provide us with a loyal and enthusiastic customer base and enable us to position our motorcycles as premium price products within the “sport” sub-segment of the large-displacement motorcycle market.

     Our net sales are derived principally from sales of motorcycles and, to a lesser extent, spare parts and engines, performance accessories and technical riding gear and enthusiast apparel. Other revenues are from sponsorship income, licensing revenues, rental and the sale of scrap, sundry components and materials. Revenues and other income, costs and charges are accounted for net of returns and discounts and are recognized on the date of shipment to the dealer or importer (which normally coincides with passage of title, but before sale to the end user). As a result of our strategy to develop our motorcycle-related product offering, we expect that net sales attributable to Ducati Performance accessories, technical riding gear and enthusiast apparel may increase at a faster rate than motorcycle sales. We cannot assure you that such increases in sales can be achieved.

     We produce motorcycles in five model lines, which vary in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked, Sport Touring and the Multistrada (introduced in 2001 for sale in 2003). We sell our motorcycles and related products in 45 countries worldwide, with a primary focus on the Western European and North American markets, which together accounted for approximately 85.0% of our net sales in each of the last three years. In 2002, no single country accounted for more than 15.0% of our net sales of motorcycles and related products, with the exception of Italy and the United States at approximately 25.8% and 17.0%, respectively. This provides us with significant geographical diversity of sales. We have a global distribution network, directly controlling our Italian sales and operating wholly owned distribution subsidiaries in North America, France (99.9% owned), Germany, the Benelux countries (which is also responsible for Sweden), Japan and the United Kingdom. Our manufacturing operations, based in Bologna, Italy, consist primarily of engine and motorcycle assembly and are not vertically integrated, resulting in a relatively low fixed cost structure.

     We use motorcycle registrations as an indicator of retail sales. Motorcycle registrations reflect registrations with governmental authorities upon sales to end users. Because we generally sell our motorcycles to importers and dealers, net sales are normally recognized upon sale to our importers and dealers before such motorcycles are registered by end users. The differences between our unit sales to our importers and dealers and registrations for corresponding periods reflect the increases and decreases in the inventories of our importers and dealers. Registration data is unavailable or unreliable in certain of our less important markets, and even where reliable information is available, there is typically some delay in its publication by governmental authorities. Accordingly, we estimate registrations based on information obtained from importers and dealers in the relevant markets where applicable and adjust such estimates as official data is published.

     Worldwide motorcycle sales and registrations are seasonal, peaking during the months of March through May and April through June, respectively. Our motorcycle production levels are relatively stable throughout the year (excluding annual shutdown periods for the month of August and the last two weeks of December). Consequently, we experience periods of inventory buildup from September through February in anticipation of the Spring selling season. Depending on market conditions and our commercial strategy, the level of inventory we hold or sell to importers and dealers at any time may change, as a result of which unit sales may be less seasonal than registrations. See “Item 3 — Key Information — Risk Factors — Our business is seasonal and we are required to predict levels of demand in advance”.

     Motorcycle manufacturers typically present new models once a year at international trade shows held in September of each year. Following these trade shows, we work closely with our distributors and dealers to anticipate demand for our motorcycles in the following year. We endeavor to adjust the start of our new model year production to avoid a buildup in inventory of the previous year’s models. Any such buildup can result in additional promotional expenses (e.g., rebates, discounts, complimentary accessories and other incentives) that we incur to reduce excess inventories (and which we account for in selling, general and administrative expenses (excluding depreciation)). See “— Results of Operations — 2002 compared to 2001”.

     As part of our strategy to increase sales of performance accessories, in July 1997 we established a performance accessories joint venture, Gio.Ca.Moto. In January 2000, we acquired substantially all of the shares that we did not already own in Gio.Ca.Moto, which was subsequently merged with DMH as of December 31, 2001.

     Cost of goods sold (excluding depreciation) is comprised primarily of variable costs, such as the cost of parts, components and labor, as well as costs relating to research and development that are not capitalized or included under selling, general and administrative expenses (excluding depreciation). In 2002, approximately 85.0% of the total cost of goods sold (excluding depreciation) incurred by Ducati was for parts and components (approximately 85.0% in each of 2001 and 2000), and only approximately 15.0% was for direct and indirect labor costs and research and development costs (approximately 15.0% in each of 2001 and 2000). See “Item 4 — Information on the Company — Products and Distribution”.

     Selling, general and administrative expenses (excluding depreciation) primarily include personnel costs, advertising and promotion costs, expenses relating to the Ducati racing program, charges for accrued warranty expenses and charges for doubtful accounts. Promotion costs include rebates, discounts, complimentary accessories and other incentives. This item also includes expenses relating to marketing and distribution, including certain expenses associated with our wholly owned distribution subsidiaries. Costs for services are recognized on the date in which the service is received. Costs relating to remuneration for motorcycle racing drivers and racing teams are recognized according to the length of their respective contracts. Beginning in 2001, research and development expenses associated with development of a four-stroke “double twin” cylinder engine used for the Desmosedici motorcycle to compete in the Moto GP Championship are included in selling, general and administrative expenses (excluding depreciation).

     Depreciation of property, plant and equipment is comprised primarily of charges over the estimated useful life for each class of assets against the capitalized amount of these items.

     Amortization of intangible assets primarily reflects amortization of the Ducati brand name, as well as amortization of goodwill and Cagiva’s non-compete agreement given in connection with our September 1996 acquisition of the Ducati business (which expires in September 2003), as well as a non-competition agreement entered into with the former U.K. importer (which expired in January 2003), following the creation of Ducati U.K. Amortization of intangible assets includes amortization of certain capitalized debt issuance costs, certain incidental costs of the initial public offering of our shares in March 1999 and certain capitalized research and development expenditures.

     Other operating revenues are principally comprised of sales of scrap, sundry components and materials, licensing revenues and rental and sponsorship income.

     Interest expense, net, principally reflects interest payments on our financing arrangements, including the Notes and the Credit Agreement for the relevant periods. See “— Liquidity and Capital Resources”.

     Foreign exchange gain/(loss), net is comprised primarily of the translation differences from conversion into euro of monetary assets and liabilities denominated in a currency other than the euro, and does not include unrealized foreign exchange gains on long-term assets and liabilities, which are deferred at the balance sheet date under Italian GAAP. Foreign exchange losses do include unrealized unrealized foreign exchange losses on long-term assets and liabilities. See “Item 3 — Key Information — Risk Factors — We are subject to foreign currency exchange rate fluctuations, particularly with respect to the U.S. dollar”. Also included in foreign exchange gain/(loss), net are the results of our forward contract hedging activities (forward currency contracts we enter into against future commitments to hedge the risk of currency fluctuations between the date of such a contract and the performance of the related commitment). Other non-operating income/(expense), net comprises gains and losses of a non-operating nature, such as income from the disposal of fixed assets and certain non-recurring expenses (e.g., disposal costs for real estate in the United States in connection with the relocation of our headquarters to California) that are considered to be incurred one-time only due to their nature and magnitude.

     Income taxes comprise the current and deferred taxes that arise from our activities in the relevant period based on tax regimes applicable to us at the end of each accounting period. Following our March 1999 initial public offering, we qualified for certain income tax rate reductions in Italy. Certain Italian tax regimes available to Ducati entail a reduction of the corporate income tax (IRPEG) rate applicable in each of the three years discussed in this section, depending on various factors. The ordinary IRPEG tax rate was reduced from 37.0% applicable in fiscal years 1999 and 2000 to 36.0% for fiscal years 2001 and 2002 and is scheduled to decrease to 34.0% thereafter. See Note 27 to the audited consolidated financial statements.

     For a more detailed description of the line items in the consolidated statement of operations prepared in conformity with Italian GAAP that form part of our audited consolidated financial statements, see Note 1 to the audited consolidated financial statements.

     Intangible assets include capitalized research and development costs, comprised principally of the cost of personnel employed in research and development functions and the cost of materials and external consultants, where the expenditure is incurred for specific product development. Otherwise, research and development costs are expensed under cost of goods sold (excluding depreciation) or, in the case of costs related to the development of the “double twin” engine for the Desmosedici motorcycle developed to compete in the Moto GP Championship, selling, general and administrative expenses (excluding depreciation).

     Investments in tooling for new products are capitalized as property, plant and equipment. Finally, a portion of the costs related to our racing program (which are included in cost of goods sold (excluding depreciation)) are associated with research and development, as many of Ducati’s technical innovations are derived from and tested in its racing program.

Critical Accounting Policies

     Our reported financial condition and results of operations are affected by accounting methods, assumptions and estimates that we are required to make in preparing our consolidated financial statements. We base our estimates on historical experience and various other assumptions. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions should be considered in reviewing the discussion and analysis of our financial condition and results of operations below, as well as our audited consolidated financial statements. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our audited consolidated financial statements.

     Inventories

     Inventories are stated at the lower of purchase or production cost and the estimated realizable value, based on market conditions, taking account of related selling expenses. Purchase costs include the amounts paid to suppliers and any directly attributable related charges. Manufacturing costs include the expenses incurred to bring the goods to their state at the balance sheet date. These include both costs specific to individual goods and the costs incurred by the entire production process allocable to the goods. In particular, all types of inventory are valued on the first in/first out (FIFO) method. Inventories are stated net of an allowance that reflects losses on obsolete and slow-moving items. The determination of estimated realizable value and the allowance for losses on obsolete or slow-moving items are based upon our historical experience and assumptions about future demand and market conditions. This allowance does not reflect obsolete or slow-moving items held by independent dealers or importers.

     Accounting for Long-Lived Assets

     Property, plant and equipment are booked at purchase cost or valuation of assets contributed in kind (for instance, upon the creation of a new Group company such as Ducati Corse), including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred. Extraordinary maintenance and repair expenses that increase the useful life of property, plant and equipment are capitalized and depreciated over the residual life of the assets concerned. Property, plant and equipment are depreciated on a straight-line basis, using the ordinary rates indicated by current tax legislation, which are considered to reflect the estimated useful lives of the related assets. The annual rates used are set out below in the note on depreciation.

     As required by International Accounting Standards, fixed assets acquired under finance leasing contracts, if significant, are booked according to the finance lease accounting method. Beginning in 2001, the acquired assets are treated as capital expenditures based on the original value of the asset, and depreciated over the estimated useful life of the asset. Lease installments, including principal and interest, are included in other borrowings. Given that lease contracts were not significant to Ducati through December 31, 2000, accrued lease installments were included in selling, general and administrative expense (excluding depreciation), while liabilities for future installments were recorded in the notes to the audited consolidated financial statements, together with the effect that there would have been if the current method of accounting for leases had been adopted.

     Intangible fixed assets are booked at purchase cost or valuation of assets contributed in kind (for instance, upon the creation of a new Group company such as Ducati Corse), including any directly related charges. Those deriving from Italian Group companies are also revalued, where applicable, on the basis of applicable laws governing revaluation of assets. Intangible fixed assets are directly amortized on a straight-line basis over their estimated economic useful life. Costs incurred in obtaining long-term finance (“debt capacity”) are amortized over the life of the related loan, according to the residual balance method. Intangible fixed assets are fully written down if they no longer have any future economic benefit.

     Research and development costs are capitalized if applicable to specific projects, where these are reasonably identifiable and quantifiable, and if there is a reasonable certainty that they will be recoverable by means of the revenues generated by such projects.

     Accounting for long-lived and intangible assets involves the use of estimates for determining the fair value at the acquisition date, and the useful lives of the assets over which the costs of acquiring these assets are charged to the income statement. The allocation of research and development expenses to be capitalized involves assumptions as to the recoverability of such costs from revenues generated by the relevant projects.

     When an impairment in the value of assets occurs, nonscheduled write-downs are made. In the year in which the reasons for the write down no longer exist, the value of the asset is reinstated and the related adjustment is recorded in the income statement. We assess the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates, which include but are not limited to the cause, the timing and the amount of the impairment.

     Commitments and contingencies

     We are involved in various claims and legal actions arising in the ordinary course of business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Reserves established for contingent liabilities in such matters are monitored on an on-going basis. It is possible that the final resolution of some of these matters may require us to make expenditures in excess of established reserves.

     Product warranty

     Product warranty obligations are estimated on the basis of a time-series analysis of labor and material costs incurred in connection with each individual model. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims, taking into account the registrations over the last 24 months and estimated costs for future recall campaigns. We actively study trends of warranty claims and take action to improve vehicle quality and minimize warranty claims. Our provision for product warranty expense has increased in recent years due to the growing number of units under warranty. We believe that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates.

     Deferred Taxation

     Deferred taxes have been accounted for in accordance with Accounting Principle No. 25, issued in March 1999 by the Italian Accounting Profession. Deferred tax assets and liabilities are calculated using current tax rates applying at the respective accounting reference dates in the countries where Group companies are based. The statutory financial statements of Group companies recognize deferred tax assets and liabilities arising from timing differences between statutory and taxable income and on carried forward tax losses, whose recovery is considered to be reasonably certain, based on predictions of the particular company’s current and expected results. Deferred tax assets and liabilities have also been provided as a result of eliminating tax-driven items from the individual financial statements of our consolidated subsidiaries and making other consolidation adjustments (principally unrealized intercompany profits), which represent timing differences between the individual financial statements of our consolidated subsidiaries and our consolidated financial statements. These taxes are reviewed every year to reflect changes in tax rates and in the financial and economic situation of the companies concerned.

     Significant management judgment is required in determining our provision for deferred tax assets and liabilities. The analysis is based on the estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be affected.

     Allowance for Doubtful Accounts

     We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, customer credit-worthiness and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, actual write-offs may be higher than expected.

Results of Operations

     The following table sets forth certain statement of operations data expressed as a percentage of our net sales for the periods indicated:

	Year ended December 31,

	2000	2001	2002

Net sales	100%	100%	100%
Cost of goods sold (excluding depreciation)	(60.3)	(59.2)	(60.4)
Gross profit (excluding depreciation)	39.7	40.8	39.6
Selling, general and administrative expenses (excluding depreciation)	(25.2)	(26.5)	(29.6)
Depreciation of property, plant and equipment	(2.0)	(2.4)	(2.9)
Amortization of intangible assets	(5.8)	(6.0)	(5.3)
Other operating revenues	1.3	1.8	2.6
Operating income	8.0	7.7	4.4

2002 Compared to 2001

     Net sales

     Net sales were € 413.0 million in 2002 compared to € 407.8 million in 2001, an increase of € 5.2 million, or 1.3%. The increase in net sales was attributable principally to improvements in the mix of motorcycle models sold of 2.9% and an increase in net sales of motorcycle-related products of 2.5%, more than off-setting the adverse impact of foreign exchange losses of 2.1%, a decrease in motorcycle unit sales of 1.0% and a “negative country mix”, or a greater proportion of sales in countries in which average prices are lower of 1.0%. In 2002, motorcycle net sales accounted for 82.7% of net sales (84.7% in 2001), principally reflecting a decline in unit sales of 1.2% and negative country mix, partially offset by the improvement in product mix. Sales of spare parts accounted for 10.3% of net sales (9.5% in 2001) and sales of performance accessories, technical riding gear and enthusiast apparel accounted for 6.6% of net sales (5.5% in 2001). Revenues from other non-core activities represented 0.4% of net sales in 2002.

     As mentioned above, the increase in 2002 net sales compared to 2001 net sales was partially offset by the net effect of the strengthening of the euro against the U.S. dollar, the Japanese yen and the U.K. pound sterling during 2002 relative to 2001. We sell a significant number of units in those currencies and fluctuations between the euro and those currencies may impact our net sales during a given period. See Note 19 to our audited consolidated financial statements.

     In 2002, we produced motorcycles in four model lines, which vary in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked, Sport Touring. A fifth product line, the Multistrada, was introduced for sale in 2003. The 1.1% decline in motorcycle net sales between 2001 and 2002 resulted mainly from a 1.2% decline in unit sales of Ducati motorcycles, to 39,534 in 2002 from 40,016 in 2001. The decrease in unit sales resulted principally from a 32.8% decrease in unit sales of our Super Sport motorcycles (or, excluding the effect of the sale of the limited edition MH900evoluzione in 2001 and 2002, a 14.6% decrease), a 2.6% decrease in unit sales of Sport Naked motorcycles, and a 4.3% decrease in unit sales of our Sport Touring motorcycles, partially offset by a 19.5% increase in unit sales of Superbike motorcycles (as customers warmly received the new 999 Superbike). Unit sales showed varying trends in our principal geographic markets, with increases in Japan (+10.6%); Italy (+6.5%); flat sales in the Benelux countries; and decreases in the United States
(-25.8%), the UK (-17.6%), France (-9.1%), and Germany (-1.0%). The decline in unit sales resulted mainly from declines in market demand in certain of our key markets (in particular, the United States and Germany), disruptions relating to the restructuring of our U.S. operations, a global policy of reducing sales into the dealer network to reduce their inventory (in particular, the United States, the United Kingdom and Germany) and vacancies in key management positions in France (which have since been filled).

     Ducati motorcycle registrations were 39,607 in 2002 compared to 38,969 in 2001, an increase of approximately 2.0%. In particular, registrations in Japan and the UK grew 9.0%, the Benelux countries were up 6.0%, and Italy increased 2.0%, more than off-setting a decline in Germany of 9.0%, in France of 7.0% and in the United States of 1.0%. We also estimate that we gained market share in all of these countries, with the exception of France, where our results were negatively affected by a vacancy in a key management position (which has since been filled).

     The increase in net sales of spare parts of 9.2% between 2002 and 2001 reflects principally the significant increase in motorcycle unit sales experienced from 1996 to 2002.

     Cost of goods sold (excluding depreciation)

     Cost of goods sold (excluding depreciation) was € 249.3 million in 2002 compared to € 241.3 million in 2001, an increase of € 8.0 million, or 3.3%, principally as a result of increased materials and research and development expenses associated with the new Superbike and Multistrada models. As a percentage of net sales, cost of goods sold (excluding depreciation) increased to 60.4% in 2002 compared to 59.2% in 2001.

     Gross profit (excluding depreciation)

     Gross profit (excluding depreciation) was € 163.7 million in 2002 compared to € 166.5 million in 2001, a decrease of € 2.8 million, or
-1.7%, principally as a result of factors mentioned above. As a percentage of net sales, gross profit (excluding depreciation) was 39.6% in 2002 compared to 40.8% in 2001.

     Selling, general and administrative expenses (excluding depreciation)

     Selling, general and administrative expenses (excluding depreciation) were € 122.0 million in 2002 compared to € 108.0 million in 2001, an increase of € 14.0 million, or 13.0%, principally as a result of the restructuring of our U.S. operations, general promotional activities (e.g., the World Ducati Week), higher warranty costs (due to the growing number of units under warranty), increased sales personnel costs and expenses that we incurred in our effort to reduce excess inventories (in particular in the United States). As a percentage of net sales, selling, general and administrative expenses (excluding depreciation) increased to 29.6% in 2002 compared to 26.5% in 2001. Expenses incurred in connection with our racing program (excluding as regards development of the Desmosedici to compete in the Moto GP Championship) were € 6.5 million and € 6.1 million in 2002 and 2001, respectively. Research and development expenses relating to our racing program are included under cost of goods sold (excluding depreciation). See Notes 20 and 21 to our audited consolidated financial statements.

     Depreciation of property, plant and equipment

     Depreciation of property, plant and equipment was € 12.0 million in 2002 compared to € 10.0 million in 2001, an increase of € 2.0 million, or 20.0%, principally reflecting increased capital investments.

     Amortization of intangible assets

     Amortization of intangible assets was € 22.0 million in 2002 compared to € 24.6 million in 2001, a decrease of € 2.6 million (or 10.6%), principally due to the devaluation of software for Ducati.Com. As a percentage of net sales, amortization of intangible assets decreased to 5.3% in 2002 compared to 6.0% in 2001.

     Other operating revenues

     Other operating revenues were € 10.8 million in 2002 compared to € 7.5 million in 2001, an increase of € 3.3 million, or 44.0%, principally due to higher sponsorship income. As a percentage of net sales, other operating revenues increased to 2.6% in 2002 compared to 1.8% in 2001.

     Operating income

     Operating income was € 18.5 million in 2002 compared to € 31.5 million in 2001, a decrease of € 13.0 million, or 41.3%, principally for the reasons stated above. As a percentage of net sales, operating income decreased to 4.4% in 2002 compared to 7.7% in 2001.

     Interest expense, net

     Interest expense, net, was € 11.5 million in 2002 compared to € 12.8 million in 2001, a decrease of € 1.3 million, or 10.2%, principally reflecting reduced dealer inventory financing incentives.

     Foreign exchange gain/(loss), net

     We had a foreign exchange gain, net, of € 1.3 million in 2002 compared to a gain of € 0.7 million in 2001, principally reflecting the strengthening of the euro against the U.S. dollar and the U.K. pound sterling, which resulted in foreign exchange gains in connection with currency hedging transactions entered into to protect our operating results from currency variations.

     Profit before income taxes and minority interest

     Profit before income taxes and minority interest was € 8.5 million in 2002 compared to € 19.4 million in 2001, principally due to the reasons stated above.

     Income taxes

     Our income tax charge was € 2.0 million in 2002 compared to € 8.9 million in 2001, a decrease of € 6.9 million, principally thanks to one-time tax benefits resulting from the so-called Tremonti Law, which reduces taxation on certain capital expenditures.

     Net profit

     We had a net profit of € 6.5 million in 2002 compared to € 10.6 million in 2001, principally due to the reasons stated above.

2001 Compared to 2000

     Net sales

     Net sales were € 407.8 million in 2001 compared to € 379.5 million in 2000, an increase of € 28.3 million, or 7.5%. The increase in net sales was attributable principally to increased net sales of Ducati motorcycles (up 7.2%, or € 22.8 million), an increase of sales of performance accessories, technical riding gear and enthusiast apparel (up 3.0%, or € 0.7 million) and an increase in sales of spare parts (up 14.2%, or € 4.8 million). In 2001, motorcycle sales accounted for 84.7% of net sales (83.4% in 2000), sales of spare parts accounted for 9.5% of net sales (9.0% in 2000) and sales of performance accessories, technical riding gear and enthusiast apparel accounted for 5.5% of net sales (5.7% in 2000). Revenues from other non-core activities represented 0.3% of net sales in 2001. In particular, engine sales were zero in 2001, reflecting our decision to phase out this business.

     The increase in 2001 net sales compared to 2000 net sales was partially offset by the net effect of the strengthening of the euro against the Japanese yen and the U.K. pound sterling during 2001 relative to 2000, which completely offset the decline of the euro against the U.S. dollar. We sell a significant number of units in those currencies and fluctuations between the euro and those currencies may impact our net sales during a given period. See Note 19 to our audited consolidated financial statements.

     We produced motorcycles in four model lines in 2001 and 2000, varying in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked and Sport Touring. The

7.2% increase in motorcycle net sales between 2000 and 2001 resulted from a 2.4% increase in unit sales of Ducati motorcycles, to 40,016 in 2001 from 39,087 in 2000, and from an increase of average selling price. The increase in unit sales resulted principally from an 18.0% increase in unit sales of our Sport Touring motorcycles, a 40.0% increase in unit sales of our Super Sport motorcycles, and a 2.4% increase in unit sales of Sport Naked motorcycles. Unit sale increases of Super Sport, Sport Naked and Sport Touring motorcycles more than offset a 13.9% decrease in unit sales of Superbike motorcycles (which we believe reflected customers’ deferral of purchases until the introduction of the 999 Superbike in 2002). Unit sales increased in the majority of our principal geographic markets, with particularly strong increases in Japan (up 73.0%), the UK (up 36.0%), Benelux (up 35.0%) and France (up 7.0%), partially offset by decreases in the USA (down 11.0%), Germany (down 8.0%) and Italy (down 4.0%). Ducati motorcycle registrations were 38,969 in 2001 compared to 38,130 in 2000, an increase of approximately 2.0%. The greatest increases in registrations were recorded in Japan (up 51.0%), Holland (up 51.0%), Australia (up 17.0%), the UK (up 10.0%) and France (up 8.0%), largely offset by reductions in registrations in the USA (down 14.0%), Austria (down 20.0%) and in Italy (down 3.0%).

     The increase in net sales of spare parts of 14.2% between 2000 and 2001 reflects principally the significant increase in motorcycle unit sales experienced from 1996 to 2001.

     Cost of goods sold (excluding depreciation)

     Cost of goods sold (excluding depreciation) was € 241.3 million in 2001 compared to € 228.9 million in 2000, an increase of € 12.4 million, or 5.4%, principally as a result of increased motorcycle unit sales and spare parts net sales. As a percentage of net sales, cost of goods sold (excluding depreciation) decreased to 59.2% in 2001 compared to 60.3% in 2000. This decrease in the cost of goods sold (excluding depreciation) as a percentage of net sales reflects principally increased average motorcycle sale prices and improved production efficiency.

     Gross profit (excluding depreciation)

     Gross profit (excluding depreciation) was € 166.5 million in 2001 compared to € 150.6 million in 2000, an increase of € 15.9 million, or 10.6%, principally as a result of increased motorcycle unit sales, increased spare parts net sales, production efficiencies and a higher average unit sales price. As a percentage of net sales, gross profit (excluding depreciation) increased to 40.8% in 2001 compared to 39.7% in 2000.

     Selling, general and administrative expenses (excluding depreciation)

     Selling, general and administrative expenses (excluding depreciation) were € 108.0 million in 2001 compared to € 95.6 million in 2000, an increase of € 12.4 million, or 13.0%, principally as a result of increased variable costs (shipping costs and bonus payments) related to the growth in unit sales, costs incurred in connection with the restructuring of Ducati North America and costs related to the development of a four-stroke “double twin” cylinder engine to compete in the Moto GP Championship. As a percentage of net sales, selling, general and administrative expenses (excluding depreciation) increased to 26.5% in 2001 compared to 25.2% in 2000.

     Expenses incurred in connection with our racing program were € 6.1 million and € 5.6 million in 2001 and 2000, respectively. Research and development expenses relating to our racing program are included under cost of goods sold (excluding depreciation). See Notes 20 and 21 to our audited consolidated financial statements.

     Depreciation of property, plant and equipment

     Depreciation of property, plant and equipment was € 10.0 million in 2001 compared to € 7.4 million in 2000, an increase of € 2.6 million, or 35.0%, principally reflecting increased capital investments in 1999 and 2000 at our Borgo Panigale facility.

     Amortization of intangible assets

     Amortization of intangible assets was € 24.6 million in 2001 compared to € 22.1 million in 2000, an increase of € 2.5 million, or 11.3%, principally due to the impact of our continued investments in research and development. As a percentage of net sales, amortization of intangible assets increased slightly to 6.0% in 2001 compared to 5.8% in 2000.

     Other operating revenues

     Other operating revenues were € 7.5 million in 2001 compared to € 5.0 million in 2000, an increase of € 2.5 million, principally due to higher sponsorship income. As a percentage of net sales, other operating revenues increased to 1.8% in 2001 compared to 1.3% in 2000.

     Operating income

     Operating income was € 31.5 million in 2001 compared to € 30.4 million in 2000, an increase of € 1.1 million, or 3.6%, principally for the reasons stated above. As a percentage of net sales, operating income decreased to 7.7% in 2001 compared to 8.0% in 2000. This decrease was principally due to the increase in selling, general and administrative expenses (excluding depreciation).

     Interest expense, net

     Interest expense, net, was € 12.8 million in 2001 compared to € 8.8 million in 2000, an increase of € 4.0 million, or 45.4%, principally reflecting a greater usage of dealer inventory financing incentives at Ducati North America.

     Foreign exchange loss, net

     We had a foreign exchange loss, net, of € 1.7 million in 2001 compared to a net foreign exchange loss of € 10.6 million in 2000, a decrease of € 8.9 million, principally reflecting the strengthening of the euro against the U.S. dollar and the U.K. pound sterling, which resulted in foreign exchange gains in connection with currency hedging transactions entered into to protect our operating results from currency variations.

     Other non-operating income, net

     Other non-operating income, net, was equal to € (0.03) million in 2001 compared to € 6.7 million in 2000, a difference reflecting principally a € 6.6 million non-recurring gain recorded in 2000 in connection with a voluntary write-up of the book value of our trademark in the statutory accounts of DMH. In 2000, DMH took advantage of a change in Italian law to write-up the book value of the Ducati trademark by € 29.9 million, which brought the net book value of the trademark in DMH’s statutory accounts in line with its net value in our audited consolidated financial statements. In exchange for an up-front tax payment of € 5.7 million (19.0% of the amount of the write-up), DMH will be allowed to amortize the restated value for tax purposes from 2000 to 2006 on a straight-line basis. The € 6.6 million non-recurring gain represented the difference between the expected tax savings resulting from the write-up and the € 5.7 million up-front payment. See Note 7 to the audited consolidated financial statements.

     Profit before income taxes and minority interest

     Profit before income taxes and minority interest was € 19.4 million in 2001 compared to € 17.7 million in 2000, principally due to the reasons stated above.

     Income taxes

     Our income tax charge was € 8.9 million in 2001 compared to € 7.2 million in 2000, an increase of € 1.7 million, principally due to our higher profit before income taxes.

     Net profit

     We had a net profit of € 10.6 million in 2001 compared to a net profit of € 10.5 million in 2000, principally for the reasons stated above.

U.S. GAAP Reconciliation

     The principal differences between Italian GAAP and U.S. GAAP as they affect the audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 were the accounting treatment of: (i) acquisition of the Ducati motorcycle business, (ii) deferred costs, (iii) debt issuance costs related to our Notes, (iv) foreign currency translation, (v) derivative financial instruments, (vi) leases (in particular, cash discounts and flooring incentives are classified under U.S. GAAP as a reduction of revenue), (vii) financing of dealer incentives, (viii) costs related to software projects, (ix) deferred taxes, (x) stock-based compensation, (xi) earnings per share and (xii) securitization. Notes 29, 30 and 31 to the audited consolidated financial statements contain a detailed description of the differences between Italian GAAP and U.S. GAAP, as well as a reconciliation of net profit and shareholders’ equity between Italian GAAP and U.S. GAAP.

     Under Italian GAAP, net profit was approximately € 10.5 million in 2000 and 2001 and € 6.5 million in 2002. Under U.S. GAAP, net profit approximated € 7.1 million in 2000, € 14.2 million in 2001 and € 7.0 million approximately in 2002.

     Under Italian GAAP, shareholders’ equity was approximately € 154.6 million as of December 31, 2001 and € 159.7 million as of December 31, 2002. Under U.S. GAAP, shareholders’ equity approximated € 77.7 million and € 83.5 million at December 31, 2001 and 2002, respectively.

     Under Italian GAAP, expenditure is capitalized and is reflected as part of investing activities. Under U.S. GAAP, expenditure is expensed and reflected as part of operating activities.

Liquidity and Capital Resources

     Our principal sources of liquidity are primarily derived from cash flow from operations. We generated approximately € 44.9 million of cash flows from operating activities for the year ended December 31, 2002 compared to € 13.8 million in 2001. This increase of € 31.1 million was due principally to an improvement of € 33.7 million in our working capital during 2002 as compared to 2001, reflecting principally a reduction in trade receivables. Our working capital is broken down as follows (in thousands):

	2002	2001	2002 vs. 2001

Trade receivables	€ 82.0	€ 98.0	€ 16.0
Inventories	111.4	97.6	(13.8)
Trade payables	(95.1)	(86.7)	8.4

Total	98.3	108.9	10.6

     Our trade receivables at December 31, 2002 of € 82.0 million, notwithstanding overall increased net sales, was primarily due to an overall increase (relative to 2001) in sales of our trade receivables through our December 2002 securitization transaction and continuing factoring transactions. See “— Other Financial Transactions”.

     Our inventories at December 31, 2002 of € 111.4 was driven by our annual buildup of finished products (i.e., finished motorcycles) to satisfy production requirements during the spring of 2003 and to provide for potential union-related work stoppages which did not materialize, as well as weak market demand (particularly in the fourth quarter of 2002).

     Our trade payables at December 31, 2002 of € -95.1 was mainly due to the introduction of the new 999R and Multistrada models, partly for new plant and equipment and, to a lesser extent, for the purchase of raw materials related to the increased inventories for the year referenced above.

     Of our € 44.9 million of cash flows that we generated in 2002, we used approximately € 23.8 million in property, plant and equipment (compared to € 13.5 million in 2001) and € 20.5 million in investments in intangible assets (compared to € 15.9 million in 2001). Our expenditures in property, plant and equipment in 2001 and 2002 were principally to acquire equipment and tooling at our Bologna facility. The increase between the two years reflected increased investments related to the production of new and current models and our execution of new leasing contracts for € 0.8 million (accounted for using the financial method). These expenditures were made to give Ducati Corse S.r.l. the trucks and other equipment necessary to participate in the Moto GP Championship for the first time in 2003. The increase in investments in intangible assets between 2001 and 2002 was mainly due to higher expenditure on research and development for new models.

     We currently have levels of long-term debt and available lines of credit of approximately € 248.6 million, of which approximately € 209.3 million remained available at December 31, 2002. During 2002, we assigned € 45.0 million of trade receivables in securitization and factoring transactions. See “— Other Financial Transactions”.

     We believe that the financial resources available to us from our operations will be sufficient to meet our working capital needs and capital expenditure requirements in the foreseeable future. Any reduction in our financial resources from our operations could impair our ability to fund our future liquidity needs.

Financial Transactions

Financing Activities

     On May 31, 2000, DMH issued the Notes in the aggregate principal amount of € 100.0 million. The Notes, which mature on May 31, 2005, bear interest at a fixed rate of 6.50% per annum, with the total principal amount being repayable at maturity. The net proceeds to DMH from the sale of the Notes was € 99,186,000, after deduction of the issue price discount and the combined management and underwriting commission and the selling concession. We used these net proceeds to prepay in full all amounts owing under the Credit Agreement, which was terminated. The terms and conditions of the Notes do not include any financial coverage ratios or performance covenants, but do limit our ability to create liens on assets to secure (i) indebtedness represented by bonds, notes, debentures or other negotiable instruments or (ii) any guarantee of such indebtedness. Events of default under the terms and conditions of the Notes, which would entitle the noteholders to declare the Notes to be immediately due and payable, include, but are not limited to, failure to pay interest or principal under the Notes when due, failure to comply with any obligations under or in respect of the Notes, failure to pay other indebtedness when due, acceleration of other indebtedness and the occurrence of certain bankruptcy or other insolvency events.

     On July 31, 2001, we entered into a “credit link” transaction, in which we acquired a € 15.0 million note (the “Credit Link Note”) issued by a Dutch subsidiary of Banca Nazionale del Lavoro (“BNL”). The Credit Link Note yields an annual coupon of 5.89% and matures on May 31, 2005. BNL may prepay the Credit Link Note, among other things, if we default on the Notes. We purchased the Credit Link Note to maximize liquidity over its term. The transaction is shown in the net financial position under long-term investments for € 15.0 million. In the balance sheet, this item is reclassified to other non-current assets.

     In December 2002, we assigned to Ducati Desmo Finance 1 S.r.l. (“DDF1”) — a special purpose entity owned by two Dutch foundations (Stichting Syros and Stichting Kea) in which we have no economic or voting interest or ability to control management or board decisions — approximately € 26.7 million of our trade receivables. These receivables represent the first tranche of our non-recourse roll-over securitization program. We intend to assign additional receivables in similar transactions in 2003 and in subsequent years. Our securitization program reflects a change in our credit management practices in Italy and Europe to benefit from savings relative to the cost of non-recourse factoring and interest income on planned financing activities previously carried out by third party factoring companies. Historically, we have entered into non-recourse factoring agreements to manage the risk of non-payment of these receivables. Pursuant to these agreements, we received approximately € 18.3 million and € 43.0 million 2002 and 2001, respectively. We expect to reduce further our factoring in 2003 as we transition to our securitization program to manage our trade receivables.

     For this first tranche of our securitization program, we received approximately € 20.0 million from DDF1 in December 2002, which DDF1 financed through a bridge loan. We will receive approximately € 6.5 million in additional sales proceeds on a rolling monthly basis to the extent that DDF1 has available funds based on the performance of the assigned receivables and the outstanding bridge loan has been repaid. The total costs of this roll-over securitization transaction, approximately € 115,000, have been capitalized and will be amortized over five years, which is the anticipated duration of our securitization program, as the quality of the receivables portfolio transferred is considered high, and thus we consider it unlikely that we will terminate the securitization beforehand.

     Our receivables are recorded at face value, after providing for an allowance for doubtful accounts to reflect their estimated realizable value. For receivables that we sell in factoring arrangements, the amount due from the principal debtor is paid by the factoring company, less a reduction for their fees. For receivables that we have assigned in our December 2002 securitization transaction, an amount equal to the amount collected for the receivables assigned was deducted from trade receivables and credited to banks, while the deferred amount from DDF1 remained as trade receivables (the risk of non-payment of this deferred portion, which is based on the performance of the underlying trade receivables, was taken into account in calculating the allowance for doubtful accounts). Payables are recorded at face value, which is considered to represent their settlement value.

     As required by International Accounting Standards, fixed assets acquired under finance leasing contracts, if significant, are booked according to the finance lease accounting method. Beginning in 2001, the acquired assets are treated as capital expenditures based on the original value of the asset, and depreciated over the estimated useful life of the asset. Lease installments, including principal and interest, are included in other borrowings. Given that lease contracts were not significant to the Ducati Group through December 31, 2000, accrued lease installments were included in selling, general and administrative expense (excluding depreciation), while liabilities for future installments were recorded in the notes to the audited consolidated financial statements, together with the effect that there would have been if the current method of accounting for leases had been adopted.

     Until December 31, 2000, minor leases for machinery and work stations were accounted for in the same way as in the statutory financial statements (as they were immaterial). In our audited consolidated financial statements for the period ended December 31, 2001, we have chosen to use the financial method, booking the leased assets and charging depreciation over their useful life in the same way as property, plant and equipment, while booking the liability to the leasing company and charging the financial expenses in the statement of operations on an accruals basis, considering the importance of the sale and lease-back operation. Following the adoption of this method, minor lease contracts have also been accounted for in this way.

Repurchases

     At a May 7, 2002 meeting, our shareholders approved a buy-back plan pursuant to which we may repurchase on the Telematico up to € 6.0 million of our shares in one or more transactions by November 6, 2003 at a purchase price of not more than 10.0% above or below the market price for our shares on the Telematico on the day prior to any purchase. As of June 25, 2003, we have purchased a total of 244,446 shares for an aggregate price of € 327,667 pursuant to the plan. For more information on this buy-back plan, see “Item 10 — Additional Information — Buy Back Plan.”

     On May 18, 2001, we repurchased € 9.0 million in aggregate principal amount of the Notes in two tranches (€ 4.0 million in aggregate principal amount at an aggregate purchase price equal to 101.23% of the original par value of the Notes, and € 5.0 million in aggregate principal amount at an aggregate purchase price equal to 101.25% of the original par value of the Notes). We partially funded these repurchases through advance proceeds from the sale and lease-back transaction completed on June 29, 2001, through which we sold, and leased back, part of our Bologna property. Proceeds from this sale and leaseback transaction were also used to repurchase a portion of the Notes and to finance our operations.

Contractual Obligations and Commercial Commitments

     We have various contractual obligations and commercial commitments arising from our continuing operations. The following represents our contractual obligations and other commercial commitments as of December 31, 2002:

     Contractual Obligations:

	Payments Due by Period

		Less than			After
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years

Long-Term Debt	91,000	—	91,000	—	—
Capital Lease Obligations	20,199	3,230	5,652	5,758	5,559
Operating Leases	—	—	—	—	—
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	111,199	3,230	97,014	5,758	5,559

     Other Commercial Commitments:

Amount of Commitment Expiration Per Period

Total
	Amounts	Less than			After
Other Commercial Commitments	Committed	1 year	1-3 years	4-5 years	5 years

Lines of Credit	—	157.6	—	—	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—

Total Contractual Commitments	—	157.6	—	—	—

     Implementation of New Accounting Pronouncements:

     In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FAS Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company is required to adopt the provisions of Statement 141 immediately, and Statement 142 effective January 1, 2002. Since goodwill recorded under U.S. GAAP has been fully amortized at December 31, 2001, the adoption of statement 141 and 142 will not result in any significant impact.

     In August 2001 the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. Enterprises are required to adopt Statement No. 143 for fiscal years beginning after June 15, 2002. Early adoption is encouraged. This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies.

     In August 2001, the FASB issued Statement No. 144, “Accounting For The Impairment Or Disposal Of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets amends existing guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held-for-sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted Statement No. 144 on January 1, 2002. The adoption of Statement No. 144 did not effect the Company’s financial statements.

     In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. Statement No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Statement No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of Statement No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of Statement No. 145 will not have a material impact on the consolidated financial statements.

Research and Development

     Intangible assets include capitalized research and development costs, comprised principally of the cost of personnel employed in research and development functions and the cost of materials and external consultants, where the expenditure is incurred for specific product development. Otherwise, research and development costs are expensed under cost of goods sold (excluding depreciation) or, in the case of costs related to the development of a four-stroke “double twin” cylinder engine to compete in the Moto GP Championship, under selling, general and administrative expenses (excluding depreciation). Recent increases in our research and development outlays between 2002 and 2001, 2001 and 2000 and 2000 and 1999 reflect our continuing policy to increase the resources we devote to the technical development of Ducati motorcycles. Our capitalized research and development costs were € 16.5 million, € 13.3 million and € 8.6 million in 2002, 2001 and 2000, respectively. Our expensed research and development costs were € 4.9 million, € 3.8 million and € 2.1 for the same years. These expensed costs include research and development expenses for specific projects on our racing program, which amounted to € 1.4 million for 2002 and € 1.5 million for each of 2001 and 2000. Amortization charges relating to our capitalized research and development costs were € 8.9 million, € 7.6 million and € 4.9 million in 2002, 2001 and

2000, respectively. These amortization charges relate only to research and development costs capitalized since our September 1996 acquisition of the Ducati business, and will tend to increase in future periods as a result of new capitalizations.

Item 6. Directors, Senior Management and Employees

Directors

     The following table sets forth the names of the members of the current board of directors, their positions, year of initial appointment and date of birth. All members of the board other than Messrs. Foti, Lipparini and Thorley were appointed at the shareholders’ meeting held on May 7, 2002 for a three-year term to expire upon the approval by the shareholders (in the spring of 2004) of our financial statements for fiscal year 2004. Messrs. Foti and Lipparini were appointed as directors at the shareholders’ meeting held on May 6, 2003 to replace Messrs. Piero Ferrari and Carlo Di Biagio (our former managing director), for a term to expire concurrently with the term of our other directors. Mr. Thorley was named by the board in May 2003 to replace Mr. Choi temporarily until our next shareholders’ meeting, at which the shareholders will decide whether to confirm Mr. Thorley’s appointment.

		Year First
		Appointed to Board
Name	Position	of Directors	Date of birth

Federico Minoli	Chairman and Managing Director	1996	1949
Giorgio Seragnoli	Vice-Chairman	1998	1955
David Bonderman	Director	1996	1942
Mauro Benetton	Director	1998	1962
Alessandro M. M. Foti	Director	2003	1960
Abel G. Halpern	Director	1998	1967
Andrea Lipparini	Director	2003	1960
Paolo Pietrogrande	Director	1999	1957
Dante Razzano	Director	1996	1948
Giles Thorley	Director	2003	1967
Ulrich Weiss	Director	1998	1936

     We have briefly summarized below the principal business activities, experience and other principal directorships, if any, of our current directors.

     Federico Minoli has been a director of DMH since September 1996 and chairman of DMH since July 1998. Mr. Minoli has been our managing director since March 2003, a position that he had previously held from April 1997 to July 2000. He holds several other board level positions within the Ducati group, including the position of chief executive officer of Ducati North America. Prior to joining DMH, Mr. Minoli was a partner and vice president of Bain & Co., the international management consulting firm. From 1987 to 1989, Mr. Minoli held a number of senior positions at Benetton S.p.A., the international clothing retailer, including general manager of Benetton for Canada, the United States and Central America. Prior to 1987, Mr. Minoli was a consultant with McKinsey & Co. and served with Playtex International and Procter & Gamble S.p.A. Mr. Minoli is a founding partner of HMD Partners (founded in 2003) and serves on the board of directors of Bally International AG, Mantero Finanziaria S.p.A., Uno A Erre Italia S.p.A. and Gori & Zucchi S.p.A. He is also temporary CEO of Bally International AG and Chairman and CEO of Unoaerre S.p.A. He is a trustee of the Riders for Health Association and the sole director of Dream Engine S.r.l. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions”.

     Giorgio Seragnoli is Vice Chairman of the Board of Directors of Ducati Motor Holding. Mr. Seragnoli is Chairman of Fortitudo Pallacanestro S.r.l., a basketball team based in Bologna, and of Ber Banca S.p.A. He also serves on the board of numerous companies, including Compagnia Sviluppi

Industriali ed Immobiliari S.p.A., a real estate holding company, Fonderie Sabiem S.p.A., Cotton Club S.p.A. and BOPA S.r.l. Mr. Seragnoli is a past director of G.D., Castelgarden, Mediaset, Olcese, Banca Fideuram and CAER Gruppo Bancario. He was also a member of the Presidential Committee of the Associazione degli Industriali of Bologna.

     David Bonderman is principal, general partner and founder of Texas Pacific Group (TPG), a family of investment funds that invests primarily in restructurings, recapitalizations and buyouts in the United States, Canada and Western Europe. TPG’s affiliates make similar investments in Latin America, East Asia and Eastern Europe. The past and present portfolio of TPG and its principals include: Continental Airlines, America West Airlines, Beringer Wine Estates, J. Crew, Del Monte, Ducati Motor Holding, Globespan Technologies, ON Semiconductor and Seagate Technology. Prior to forming TPG, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) in Fort Worth, Texas. RMBG is the personal investment vehicle of Fort Worth, Texas-based investor, Robert M. Bass. Prior to joining RMBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, DC, where he specialized in corporate, securities, bankruptcy, and antitrust litigation. From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University and from 1968 to 1969, he was Special Assistant to the U. S. Attorney General in the Civil Rights Division. From 1967 to 1968, Mr. Bonderman was Assistant Professor at Tulane University School of Law in New Orleans. Mr. Bonderman graduated Magna Cum Laude from Harvard Law School in 1966. He was a member of the Harvard Law Review and a Sheldon Fellow. He is a 1963 Phi Beta Kappa graduate of the University of Washington in Seattle. Mr. Bonderman also serves on the Boards of Continental Airlines, Inc.; ProQuest Company; Co-Star Group, Inc.; Denbury Resources, Inc.; Ryanair Holdings, plc; ON Semiconductor Corporation; Magellan Health Services, Inc., Paradyne Networks, Inc., Korea First Bank and Burger King Corporation. He also serves on the Boards of The Wilderness Society, the Grand Canyon Trust, and the American Himalayan Foundation. In addition, he serves on the Board of Directors of the University of Washington Foundation as well as the Harvard Law School Dean’s Advisory Board.

     Mauro Benetton has been the Marketing Director of Benetton Group S.p.A. since December 1992. Born in 1962, the eldest son of Luciano Benetton, Mr. Benetton began working for the Benetton Group as a student, first in London and then in Paris. In 1985, he moved to Ponzano, Italy, to begin working at Benetton’s headquarters, where he was in charge of marketing for one of the Benetton’s main lines, Sisley. Mr. Benetton planned and oversaw this brand’s successful re-launch.

     Abel G. Halpern is a founding partner of HMD Partners (founded in 2003). Prior to 2003, Mr. Halpern was Co-Head of TPG’s European private equity and investment activities, based in London since 1996. Previously, Mr. Halpern was based in Mexico City, focusing on Latin American investments. Before joining TPG, Mr. Halpern was a management and strategy consultant with Bain & Company, an international strategic consultancy firm. Mr. Halpern received a Masters of Business Administration from Harvard University and a Bachelor of Arts degree, magna cum laude and with distinction, from Yale University. Mr. Halpern also serves on the Board of Directors of Bally International AG and Gemplus International, S.A.

     Paolo Pietrogrande has been a director of DMH since January 1999. Mr. Pietrogrande was chief executive officer of Enel GreenPower S.p.A. (a subsidiary of Enel S.p.A.) from 1999 to 2003. Prior to joining Enel, Mr. Pietrogrande was the director of business development of General Electric Nuovo Pignone. Before joining General Electric in 1996, Mr. Pietrogrande was a management and strategy consultant with Bain & Co., and prior to that served as deputy director of KTI S.p.A., as vice president of marketing for KTI Group B.V. Eastern Division and as business development manager of KTI Corporation. Mr. Paolo Pietrogrande also serves on the board of Ryanair Holdings.

     Dante Razzano established the Italian private equity business for Deutsche Morgan Grenfell in 1996 while he was CEO of Deutsche Morgan Grenfell in Italy (1992 to 1998). He was Managing Director of Citibank NA and CEO of Citicorp’s Italian merchant bank from 1988 to 1992 (Citinvest S.p.A.). Mr. Razzano was responsible for Southern European M&A for Citicorp, based in New York, in 1987. From 1970 to 1986, he was Vice President and Group Executive of Manufacturers Hanover Trust Co., New

York. Mr. Razzano also serves on the board of Gori & Zucchi S.p.A., Valli Zabban S.p.A., Società Generale Distribuzione S.p.A. and Piaggio Holding S.p.A.

     Ulrich Weiss has been a director of DMH since October 1998. Until May 1998, Dr. Weiss served in various capacities as a member of the board of directors of Deutsche Bank AG for 19 years. While at Deutsche Bank, Dr. Weiss was responsible for Deutsche Bank’s business in Italy and was president of Deutsche Bank S.p.A., Milan. Dr. Weiss is a member of the Advisory Board of Deutsche Bank, and of several supervisory Boards and Boards of Directors in Germany and Italy, including Continental A.G., Benetton Group S.p.A. and Piaggio Holding S.p.A.

     Giles Thorley is chief executive officer of Punch Taverns Plc. Previously, Mr. Thorley was chief executive officer of the Unique Pub Company Plc, and has been an executive officer of Nomura International Plc. Mr. Thorley is a trained barrister, a member of the Bar of England and Wales, of the British Institute of Innkeeping and a Supervisory Board member of the British Beer and Pub Association. He is a trustee of the Rona Trust charitable organization and holds a law degree from the University of London.

     Andrea Lipparini, Ph.D., is a Full Professor of Strategy at the Università Cattolica in Milan. He is the founder and director of Knowledge Lab Srl and also serves on the board of Air Dolomiti S.p.A. Professor Lipparini has published approximately 100 articles and six books in the area of competitive business management and business strategy. Professor Lipparini is also a training and management development consultant to various industrial companies, including Ferrari, Maserati, Volkswagen and Eni.

     Alessandro Foti is chief executive officer Fin-Eco Bank S.p.A., a company of the Capitalia Group. He is a member of the Board of Investment of Fin-Eco Investimenti SGR S.p.A., a member of the supervisory board of directors of Entrium Diect Bankers, and serves on the board of Assosim (the Association of Italian Stock Intermediaries) and Netscalibur. Previously, Mr. Foti held various financial positions at Montedison S.p.A. and IBM S.p.A. in Milan. He holds a Business Administration degree from Bocconi University in Milan.

Board Committees

     Our board of directors established an executive committee in 1999 that is authorized to resolve on all matters that may be decided by our board other than on those that may not be delegated by the board pursuant to Italian law, such as the preparation of the financial statements and increases of the share capital pursuant to delegations from shareholders. Meetings of the executive committee may be called by any member in accordance with the rules applicable to the board of directors. Resolutions of the committee must be adopted by the vote of a majority of its members. The current members of the executive committee — Messrs. Minoli, Halpern, Razzano and Seragnoli — were appointed on May 9, 2002 for a term to expire concurrently with the term of their membership on the board, in the spring of 2004.

     Our board of directors also established a compensation committee in 1999. The compensation committee proposes to the board the remuneration of our directors with special delegated powers, including the chairman and managing director, and has the authority to determine the remuneration of our managers. Meetings of the compensation committee may be called by any member in accordance with the rules applicable to the board of directors. Resolutions of the committee must be adopted by the vote of a majority of its members. On May 9, 2002, Messrs. Bonderman, Halpern, Pietrogrande, Razzano and Weiss were re-appointed as members of the compensation committee for a term to expire concurrently with the term of their membership on the board.

     To comply with the code of corporate governance issued by Borsa Italiana S.p.A., our board of directors also established an internal audit committee, which is mainly responsible for assessing the adequacy of the internal control system, including through an evaluation of work programs and reports prepared by those responsible for internal control, and for relations with external auditors. The internal audit committee reports to the board of directors about the work performed and the adequacy of the internal control system at least every six months, at the time of approving the annual financial statement and the semi-annual report. Of the three current members of the internal audit committee, Messrs. Weiss and Pietrogrande were appointed on May 9, 2002, and Mr. Foti was appointed on March 5, 2003 in substitution of Mr. Ferrari. Their term expires concurrently with the term of their membership on the board.

     See “Item 10 — Additional Information — By-laws — Board of Directors”.

Senior Management

     The following table sets forth the names of our senior officers who are not also directors, their respective positions, the year they were appointed to such positions and their date of birth.

		Year First
		Appointed to Board
Name	Position	of Directors	Date of birth

Gianluigi Mengoli	Manager, Research and Development	1994	1948
Danilo Bernardini	Manager, Personnel and Human Resources	1995	1948
David Gross	Creative Director	2003	1966
Claudio Domenicali	Managing Director of Ducati Corse	1999	1967
Gianfranco Giorgini	Manager, Operations	1999	1953
Enrico D’Onofrio	Manager, Finance	2000	1957
Cristiano Silei	Manager, Strategic Planning and Product Development	2003	1968
Mirko Bordiga	Manager, Sales	2003	1968

     We have briefly summarized below the principal functions and experience of our senior officers.

     Claudio Domenicali has been managing director of Ducati Corse S.r.l. since April 1999. Mr. Domenicali is responsible for all Ducati Corse operations, including overseeing the hiring policies for riders, research and development, logistics, commercial and marketing activities, administration and information technology. Mr. Domenicali joined our predecessor company in 1991. From 1994 to 1996, Mr. Domenicali was responsible for the technical office. From 1996 to 1999, he was deputy of technical director of research and development while managing all the racing technical matters. Mr. Domenicali holds a degree in Mechanical Engineering from the University of Bologna.

     David Gross was appointed as creative director in 2003, responsible for overseeing Ducati’s activities related to branding, image, alliances, licensing, communications and marketing, after having been our manager of strategic planning from April 1997. From 2001 to 2003, Mr. Gross was has also responsible for the development of new motorcycle projects, including the Multistrada 1000DS and MH900e. Prior to joining us, Mr. Gross was a corporate finance lawyer with Simpson Thacher & Bartlett in New York from 1993 to 1997. Mr. Gross also has over a decade’s experience as a financial journalist with Time Magazine and other publications. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions”.

     Gianluigi Mengoli has been the manager of research and development since 1994. Mr. Mengoli joined our predecessor company in 1973 as a project designer and, in 1980, became responsible for our research and development functions. Prior to joining us, Mr. Mengoli was a technical designer for Simoncini, a Bologna-based company.

     Danilo Bernardini has been the manager of personnel and human resources since 1995. Prior to joining Ducati, Mr. Bernardini was responsible for personnel at various units of Cagiva (including CRC) from 1987 and at our predecessor company from 1983 to 1987. From 1977 to 1983, Mr. Bernardini held a number of positions at the Zanussi Group, an Italian appliance manufacturer. In addition, Mr. Bernardini has had previous experience as a sports journalist for the Italian motorcycling magazine, Motociclismo.

     Gianfranco Giorgini has been the manager of operations since May 1999. Among other things, Mr. Giorgini is responsible for purchasing, warehouse, production planning and distribution functions.

Prior to joining us, Mr. Giorgini held a variety of positions in a 25 year career with Lombardini Motori S.p.A., including serving as logistics manager from 1992 to 1997.

     Enrico D’Onofrio has been our manager of finance since October 2000. Prior to that, Mr. D’Onofrio worked for 17 years at Procter & Gamble where he held a number of finance positions, including Finance Manager in Portugal and Director of Finance & Accounting at P&G headquarters in Belgium. He began his career at Olivetti as a research and development analyst. Mr. D’Onofrio holds a degree in Mechanical Engineering and a M.B.A. from Bocconi University in Milan.

     Cristiano Silei was appointed manager of strategic planning and product development in 2003, after having held several senior positions, including commercial director of DMH and head of our internet activities. Mr. Silei holds a degree in political economics from Bocconi University in Milan.

     Mirko Bordiga has been vice president in charge of sales since March 2003. He has been general manager of our subsidiary Ducati Japan since 1999, prior to which he was the area manager for Ducati for the Asia-Pacific area.

Statutory Auditors

     The following table sets forth the names of the three members of our current board of statutory auditors and the two alternate statutory auditors, their respective positions, the year of their appointment and date of birth. The current board of statutory auditors was elected for a three-year term on September 7, 1998 and re-elected for an additional three-year term on April 26, 2001.

Name	Position	Year Appointed	Born

Matteo Tamburini	Chairman	1998	1958
Italo Giorgio Minguzzi	Member	1998	1945
Francesco Serantoni	Member	1998	1941
Carlo Maria Paolella	Alternate	1998	1962
Gianluca Nanni-Costa	Alternate	1998	1959

     During 2002, our statutory auditors received in the aggregate € 124 thousand in compensation for their services to DMH and its Italian subsidiaries.

Compensation of Directors and Senior Management

     Starting from the year 2002, each of our directors is entitled to an annual compensation in return for his services as directors equal to € 15,000. Mr. Minoli waived his rights to this compensation for his current term as director. Directors are also entitled to reimbursement of expenses incurred in connection with the performance of their functions.

     Mr. Minoli has received cash compensation of € 934,000 in 2002 as chairman and chief executive officer of Ducati North America. The amount includes bonuses paid to Mr. Minoli under the Retention Plan and the management bonus plan described below. Further, Mr. Minoli is entitled to receive $400,000 in annual base compensation for his services for the year 2003 as chief executive officer and chairman of Ducati North America and a pro-rata portion of his annual compensation (equal to € 250,000) as managing director of DMH. See Note 32 to our audited consolidated financial statements.

     Mr. Di Biagio received cash compensation of € 1,096,000 in 2002 for his services as our managing director and manager in charge of investor relations of DMH. The amount includes bonuses paid to Mr. Di Biagio under the Retention Plan and the management bonus plan described below. Mr. Di Biagio, who held several board level positions with certain of our subsidiaries, resigned from all board positions and as our managing director effective March 5, 2003, and as manager in charge of investor relations of DMH effective March 31, 2003. See also Note 32 to our audited consolidated financial statements. See also “— Employees” for further information on Mr. Di Biagio’s resignation as manager in charge of investor relations of DMH, including reference to his severance package.

     On February 11, 2002, the compensation committee extended for the years 2002, 2003 and 2004 a retention plan (with certain amendments) already in effect for the years 1999, 2000 and 2001 (the “Retention Plan”). The beneficiaries of the Retention Plan are Messrs. Minoli and up to four additional senior officers of Ducati designated by the managing director. Mr. Di Biagio was also a beneficiary of the Retention Plan until his resignation as managing director of DMH. Under the Retention Plan, the beneficiaries are entitled to an extraordinary bonus ranging from 0% to 300% of their base salary, determined based on the annual percentage increase in certain measures of our financial performance. Bonuses under the Retention Plan vest on the date of approval of the consolidated financial statements for the year of reference and are payable in one lump sum within twelve months of such vesting, provided that the beneficiaries are our employees on the payment date. In case of termination by us of a beneficiary’s employment for reasons other than just cause (giusta causa or giustificato motivo soggettivo), unvested bonuses are terminated but we are obligated to pay each such senior officer three times the amount of the vested bonus.

     Extraordinary bonuses under the Retention Plan for earnings recorded in 2001 were paid in 2003 as follows: $400,000 and € 511,000 to Messrs. Minoli and Di Biagio in their capacities as Chairman and managing director, respectively, and $200,000 and € 115,300 to two other senior officers of Ducati. On the basis of Ducati’s 2002 results, no extraordinary bonuses for the year 2002 under the Retention Plan have vested.

     In addition, Mr. Minoli and Mr. Di Biagio were each granted 500,000 stock option/stock appreciation rights during 2002 in connection with our 1999 Stock Option Plan. None of our other directors are beneficiaries under our 1999 Stock Option Plan. Pursuant to the termination agreement that we have entered into with Mr. Di Biagio in connection with his resignation as managing director, Mr. Di Biagio retains all of the option rights (whether or not yet vested) attributed to him through March 5, 2003, including those granted to him in 2002; these option rights will continue to be subject to applicable provisions of the 1997 Stock Option Plan and the 1999 Stock Option Plan. See “Item 10 — Additional Information — Share Option Plans”.

     Our board of directors has approved an end-of-term payment obligation of U.S. $1,200,000 for Federico Minoli, which will be payable if he is removed or is not re-appointed as managing director for reasons other than just cause before his sixtieth birthday in 2009. Subsequent to Mr. Di Biagio’s resignation as managing director, Mr. Di Biagio was not entitled to any special termination payment.

     During the year ended December 31, 2002, the aggregate compensation paid to the senior officers listed above, exclusive of compensation to Messrs. Minoli and Di Biagio and our other directors, was approximately € 1.4 million. This aggregate compensation includes payments under our management bonus plan in respect of 2001 and does not include an additional € 43,200 of compensation in the form of mandatory leaving entitlements which our employees are entitled under Italian law (under Italian law, an employee is entitled an end-of-employment payment which is accrued each year based on such employee’s annual salary).

     Pursuant to our management bonus plan, each of our managers, including the senior officers listed above, is entitled to an annual bonus if certain conditions are satisfied relating to our financial performance and such beneficiary’s individual performance. On the basis of Ducati’s 2002 results, our managers are not entitled to any bonuses under the management bonus plan for that year. However, we have approved discretionary performance-based bonuses for up to € 525,000 to our managers with respect to 2002.

     In addition, the senior officers listed above received in the aggregate 715,000 stock option/stock appreciation rights during 2002 under our 1999 Stock Option Plan. See “Item 10 — Additional Information — Share Option Plans”.

     At May 6, 2003, Messrs. Minoli and Seragnoli owned 414,815 and 7,815,692, of our outstanding shares, respectively. None of our other directors or senior officers listed above own more than 1% of our share capital. See “Item 10 — Additional Information — Share Option Plans” for a description of our share option plans.

     Beneficial ownership of our shares held by TPG Acquisition may be attributed to David Bonderman, who disclaims beneficial ownership of such shares. See “Item 7 — Major Shareholders”.

Employees

     As of December 31, 2002, we employed 1,212 persons worldwide (of which 1,078 were employed in Italy, 47 in the United States, 18 in the United Kingdom, 18 in France, 20 Germany, 19 in Japan and 12 in the Netherlands), as compared to 1,144 at December 31, 2001 and 1,063 at December 31, 2000. In addition, in 2002 we employed an average of 115 temporary employees. Of our employees, 980 were employed by DMH. Of the 980 persons employed by DMH, 571 were employed in operations and the remainder in research and development, sales, marketing and central functions. Our employees outside Bologna are engaged primarily in sales and marketing. At December 31, 2002 our employees included 58 managers worldwide, as compared to 49 and 48 at December 31, 2001 and 2000, respectively. We believe that our relations with our employees are good.

     Under Italian law, employees are entitled to amounts based upon salary and years of service upon leaving their employment. We had a liability for such termination indemnities of € 7.1 million at December 31, 2002. See Note 15 to the audited consolidated financial statements. Under Italian law, we make social security and national health contributions in respect of our employees to the Italian government, which provides pension and health insurance benefits.

     Employees in Italy are subject to national and company-specific collective bargaining agreements. National agreements are negotiated collectively between the national associations of companies within a given industry and the respective national unions. National agreements provide a basic framework on working conditions, including, among other things, pay, security and other provisions. Our employees in Italy are principally subject to the National Workers and Installers collective bargaining agreement, which was renewed in May 2003 and expires in December 2006 (except for its economic aspects, which expire in December 2004 and need to be re-negotiated thereafter to be coterminous with the overall agreement).

     Company-specific agreements are negotiated between individual companies and union representatives. These agreements address issues of special importance to the relevant company and may supplement the basic provisions of the national framework contract. Our company-specific agreement was signed in June 1998 and expired in December 2001. The terms of this agreement provide for, among other things, covered employees to be paid an annual performance bonus based on collective productivity, profitability and quality targets. We are currently negotiating the renewal of our company-specific agreement, including with respect to annual performance bonuses. In the meantime, we continue to operate as regards our employees in accordance with its terms, except as regards annual performance bonuses. We expect that this agreement, once renewed, will contain provisions relating to annual performance bonuses payable for 2002 consistent with bonuses paid in prior years and will have a term of four years.

     We have not experienced any significant work stoppages due to strikes since 1996.

     To improve our efficiency, at board meetings held on March 5, 2003 and on April 8, 2003, we approved a reorganization plan that provides, inter alia, for the termination by mutual agreement of a number of our employees in exchange for severance payments. These terminations are expected to take place by the end of September 2003. We expect that severance payments under this reorganization plan will be equal to approximately € 3.5 million (this cost will be charged to 2003 as an extraordinary item, in accordance with Accounting Principle 19 issued by the Italian Accounting Profession). Of this amount, approximately € 2.2 million relates to the severance package (including compensation for consultancy and non-competition agreements) for Mr. Di Biagio in connection with his resignation as manager in charge of investor relations. See also Note 32 to our audited consolidated financial statements.

     We have approved an employee stock ownership plan (ESOP). For more information about this plan, see “Item 10 — Additional Information — Employee Stock Ownership Plan”.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     TPG Acquisition owns 33.22% of our outstanding shares and controls our management and policies, as well as determines (or holds a veto right in respect of) matters requiring shareholder approval. The following table sets forth information regarding the beneficial ownership of our shares as of the shareholders’ meeting held on May 6, 2003 (unless otherwise indicated) by each shareholder known by us to be the beneficial owner of more than 2.0% of our shares. These shareholders do not hold any different voting rights from those held by other ordinary shareholders.

Name of Shareholder	Number of Shares Owned	Percent of Shares Owned

TPG Motorcycle Acquisition, L.P.	52,657,750	33.22%
Harris Associates, L.P.	7,870,835	4.97%
Giorgio Seragnoli	7,815,692	4.93%

     Prior to our March 1999 initial public offering, TPG Acquisition and an affiliate held in the aggregate approximately 72.0% of our share capital.

     TPG Acquisition is part of a group of investment funds known as Texas Pacific Group or TPG. Texas Pacific Group was founded by David Bonderman, James G. Coulter and William S. Price III to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments. Messrs. Bonderman, Coulter and Price are the shareholders of the general partner of the TPG funds of TPG. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of our shares held by TPG Acquisition. Mr. Bonderman is a member of our board of directors.

     As of May 6, 2003 Harris Associates, L.P. owned 4.97% of our share capital, a 5.14% decrease as compared with its holdings as of May 7, 2002.

     As of May 6, 2003, 158,500,963 shares were outstanding. As of the same date, there were 167,338 ADS (equivalent to 1,673,380 shares) held by 330 record holders in the United States.

     Because brokers or other nominees held certain shares and ADSs, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or wherever the direct beneficial owners of such shares are resident.

Related Party Transactions

     No member of the board of directors or board of statutory auditors and no senior officer (including close members of any such person’s families) nor any enterprise over which any such person is able to exercise a significant influence has had any interest in any transactions that are or were unusual in their nature or conditions or are or were material to us, and that were either effected since December 31, 2001 or that were effected during an earlier period and remain outstanding or unperformed in any respect. We have not provided any loans or guarantees to or for the benefit of any such person since December 31, 2001 and none remain outstanding or unperformed.

     Following is a brief description of various contractual relationships with associates and members of our board of directors (see also “Item 6 — Directors, Senior Management and Employees — Compensation of Directors and Senior Management”):

     In 2002, we agreed to pay € 232,000 to Dream Engine S.r.l. to organize a promotional tour (called Motogiro d’Italia) of vintage motorbikes that took place in June 2002. Mr. Minoli, our chairman and managing director, is the sole director of Dream Engine. Messrs. Minoli and Gross together indirectly beneficially own 99.9% of the quotas of Dream Engine.

     We also entered into agreements with Dream Engine to organize the following events, both of which we will sponsor: the Motogiro d’Italia (for consideration of € 207,000), to take place in July 2003, and Centopassi, a five-day amateur motorcycle competition to be held in August 2003 in northern Italy (for consideration of € 135,000).

     In 2003, we paid Mr. Pietrogrande approximately € 220,000 in compensation for consulting services to be rendered in 2003.

     DMH has commercial relationships with other companies of the Ducati Group that handle product sales in specific countries (i.e., the U.S., Germany, France, Japan, Netherlands and the UK). These relationships include sales by DMH of motorcycles and related products that it produces to these companies (at prices reflecting the local market and competitive environment in the countries in which the purchasing companies operate) as well as after sales services (mainly warranties) carried out by those companies on DMH’s behalf. Trade receivable and payable balances for those sales and other services in the amount of approximately € 101,8 thousand and € 18,7 thousand, respectively, existed as of March 31, 2003 between our subsidiaries and DMH (exclusive of payables from Ducati North America, Inc. to DMH of $11.5 million (equal to € 13.1 million) in respect of a debt paid in 2002 by DMH on Ducati North America, Inc.’s behalf).

     Financially, these companies operate independently, although some benefit from particular forms of centralized financing or loans granted by DMH, mostly in certain stages of growth (i.e., start-up) or during difficult market conditions. The other subsidiaries involved in distribution self-finance their operations out of profits, also by factoring their trade receivables without recourse if they need additional financing.

     At December 31, 2002, the only significant debt payable that DMH owed to any of its subsidiaries was to Ducati Corse S.r.l. in the amount of € 7,373 thousand for Ducati Corse’s yet-to-be-paid-in share capital.

     Ducati Corse was set up so that all aspects relating to the racing division and the related R&D could be handled separately from the production and sales side of the business, which is handled by DMH. In particular, DMH and Ducati Corse entered into the following agreements:

•	Right to use and manage DMH’s racing business as a going concern (affitto di ramo di azienda);

•	Sponsorship agreement pursuant to which DMH sponsors Ducati Corse’s racing activities;

•	R&D agreement pursuant to which Ducati Corse agreed to carry out R&D for DMH for sporting activities related to the Moto GP and Superbike Championships, management of a number of private teams in the Superbike Championship and motorcycle production;

     In 2002, DMH and its subsidiary Ducati.Com S.r.l. entered into a service agreement for advertising and commercial and data collection services to be carried out by Ducati.Com on behalf of DMH on the www.ducati.com website.

Item 8. Financial Information

Consolidated Financial Statements

     Please refer to “Item 18. Financial Statements” of this annual report.

Other Financial Information

Export Sales

     Export sales from Italy, which were approximately € 306.4 million in 2002, as compared with € 315.4 million in 2001, represented 74.2% of our 2002 net sales (and 77.4% in 2001).

Legal Proceedings

     We are party to various claims and legal actions arising in the ordinary course of business. We do not believe that any litigation to which we are a party is likely, individually or in the aggregate, to have a materially adverse effect on our business, financial condition or results of operations.

     We are engaged in litigation with our former distributor in Belgium in connection with our decision not to renew our distributorship agreement and an alleged failure by our predecessor to deliver motorcycles in 1996. On September 14, 1998, the Commercial Court of Liege found in favor of the distributor and awarded provisional damages of approximately BEF 54 million (including interest) (approximately € 1.3 million). On September 21, 1998, we appealed this decision. Notwithstanding our appeal, on February 24, 1999, the former distributor enforced the prior judgment by selling an inventory of Ducati motorcycles which it had previously attached in Belgium. The proceeds of the sale were BEF 27,835,078 (approximately € 690,013). On May 27, 1999, the Court of Appeal of Liege found that Belgian courts lacked jurisdiction over the case and set aside the prior judgment. The former distributor was adjudicated bankrupt on October 14, 1999. Bankruptcy trustees of the former distributor appealed the May 27, 1999 judgment before the Supreme Court of Belgium, which rejected the appeal on June 21, 2001. We have taken various steps to recover the proceeds of the sale. However, given the existence of secured creditors of the former distributor’s bankruptcy estate, we are unlikely to be successful in our efforts to recover these proceeds. On August 4, 2000, the trustee also sought payment for the alleged value (BEF 13.7 million, or approximately € 340,000) of spare parts that were part of the distributor’s inventory at the time of termination on the assumption that we had an obligation to buy back these spare parts. We have denied responsibility for this payment. Our provision for this litigation at December 31, 2002 was € 23,000.

     We are also involved in litigation with a former chief executive officer, Mr. Ernesto Vettore, of the predecessor company of Ducati North America, Inc. in connection with the termination of his employment. Mr. Vettore’s claim is for an amount of approximately € 400,000 and remains pending before the Federal District Court of New Jersey. Until May 21, 2003, a parallel litigation with Mr. Vettore, based essentially on the same facts as the New Jersey proceedings, was pending in Italy before the Court of Varese. On that date, the Italian proceedings were settled among the parties at no charge for us. Our provision for this litigation at December 31, 2002, was € 143,000.

     We are also engaged in litigation with Virginio Ferrari, the manager of one of the two racing teams sponsored by Ducati in the 1998 World Superbike Championship. In December 1998, Mr. Ferrari filed a claim against us in the Italian courts in the amount of approximately € 6.7 million, alleging that he had a three year agreement with Ducati for the sponsorship of a racing team and that we breached this agreement in electing not to sponsor Mr. Ferrari’s team for the 1999 World Superbike Championship. We are contesting Mr. Ferrari’s claim and have not taken a provision in connection with this litigation.

     On July 23, 2001, DMH received a report following a tax audit by the Regional Tax Authority of Emilia-Romagna in respect of the period from January 1, 1999 to March 11, 2001 concerning DMH and its former subsidiary, Ducati Motor S.p.A., which was merged into DMH in 2000.

     In the tax audit report, the Tax Authority maintained, among other things, that the 1996 acquisition of the Ducati business from Ducati Motorcycles S.p.A. (the “Transaction”) had not been taxed correctly. We treated the Transaction as a sale of a business, thus being subject to the payment of a 3.0% registration tax on the net asset value of the transferred business under applicable law. The Tax Authority maintained that the Transaction qualifies as a transfer of individual assets and not as sale of a business, thus being subject, instead of the registration tax, to a 20% VAT charge applicable to the overall consideration. As a result, we would have failed to pay VAT due in the amount of € 19.2 million (subject to penalties in accordance with applicable Italian law).

     After evaluating the findings contained in the audit report together with our tax advisors, we filed with the Tax Authority a defense statement concluding that the above claim was without foundation and that our treatment of the Transaction was correct. Based on our conclusions, we did not make a provision for this matter in our audited financial statements as of December 31, 2002. No assessment claiming the payment of such amount had been issued by the Tax Authority within that date, from which moment any such assessment should be regarded as being barred by the relevant statute of limitations.

     In 2001, Michael Hailwood’s widow, individually and in her capacity as beneficiary of his estate, filed a claim before the Federal District Court of New Jersey against us and Ducati North America Inc. alleging trademark infringement, violation of a purported right of publicity and other claims with regard the sale of the MH900e motorcycle. These claims were all settled on April 2003 for a value equal to approximately € 375,000 in favor of Michael Hailwood’s widow. Such amount was taken from our total provision for that litigation, which was approximately € 507,000 as of December 31, 2002.

Dividend Policy

     DMH has not paid any cash dividends on its shares since its formation in 1996. The payment by us of any annual dividend must be proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5.0% of such net income must be allocated to our legal reserve until such reserve is at least equal to one-fifth of the par value of our issued share capital. If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or its stated amount is reduced by the amount of such losses. The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

     Dividends are payable to those persons who hold the shares through an Intermediary on the dividend payment date declared by the shareholders’ meeting. Payments with respect to dividends are distributed through Monte Titoli on behalf of each shareholder with whom the shareholder has deposited his or her shares. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as ADR Depositary, in accordance with the deposit agreement relating to the ADRs.

Significant Changes

     To improve our efficiency, at board meetings held on March 5, 2003 and April 8, 2003, we approved a reorganization plan that provides for the termination by mutual agreement of a number of our employees in exchange for severance payments. For more information regarding said reorganization plan, see “Item 6 — Directors, Senior Management and Employees — Employees”.

     For information regarding the appointment of three new members of our board of directors, Messrs. Foti, Lipparini and Thorley, who replaced Messrs. Ferrari, Di Biagio and Choi, respectively, see “Item 6 — Directors, Senior Management and Employees — Directors”.

Item 9.     The Offer and Listing

Trading Markets and Share Prices

     The principal trading markets for our shares is Telematico and for our ADSs (each representing ten shares) is the New York Stock Exchange. Our ADSs have been listed on the New York Stock Exchange and our shares have been listed on the Telematico since our initial public offering in March 1999. The Bank of New York is our depositary for purposes of issuing the American Depositary Receipts (“ADRs”) evidencing the ADSs. The following table sets forth the high and low closing prices of our ADSs as recorded on the New York Stock Exchange Composite Tape and the high and low closing prices of our shares as recorded on the Telematico, for the quarters and months indicated (source: Bloomberg).

	Mercato Telematico		New York Stock Exchange
	Azionario Price per Share		Price per ADS

	High	Low	High	Low

	(in euro)		(in U.S. dollars)
1999 (from March 24, 1999)	3.098	2.528	33.0625	25.1875
2000	3.200	1.938	30.75	17.6875

First Quarter 2001	2.222	1.661	20.50	15.80
Second Quarter 2001	1.917	1.728	16.95	14.80
Third Quarter 2001	1.775	1.091	15.65	10.30
Fourth Quarter 2001	1.939	1.293	17.15	11.90

First Quarter 2002	1.902	1.697	16.70	14.80
Second Quarter 2002	2.031	1.537	18.69	15.10
Third Quarter 2002	1.841	1.498	17.65	15.00
Fourth Quarter 2002	2.004	1.396	20.50	13.65
First Quarter 2003	1.799	1.103	18.70	12.15

December 2002	1.889	1.789	18.99	18.30
January 2003	1.799	1.475	18.70	15.90
February 2003	1.478	1.298	16.04	14.50
March 2003	1.340	1.103	14.50	12.15
April 2003	1.428	1.112	15.60	12.20
May 2003	1.496	1.251	16.75	15.00
June 2003 (through June 26)	1.362	1.309	16.10	15.10

     In April 2001, our shares began trading on the Segmento Titoli con Alti Requisiti (or “STAR”) of Telematico. This segment was created recently by Borsa Italiana S.p.A. for small- and medium-sized companies operating in traditional sectors of the economy and meeting stricter requirements relating to transparency, liquidity and corporate governance than those usually required for listing on the Telematico. As part of the STAR admission requirements, we appointed Mediobanca to act as specialist for our shares. The specialist is required to take a number of actions intended to support the market for our shares and to facilitate the communication of information about us to investors.

Item 10.     Additional Information

Share Option Plans

     In 1997, we established a share option plan for our then managing director and certain senior officers and independent consultants (the “1997 Stock Option Plan”), pursuant to which options to purchase 8,148,148 shares at an exercise price of euro 0,723 (Lit. 1,400) per share were granted during the year ended December 31, 1997. All of these options (except for 109,592 options that were cancelled as of June 1, 2003) vested as of December 31, 2001 and expire on August 4, 2007. Generally, vested options are exercisable at the earlier of the approval of the our financial statements for the year 2003 or the sale by TPG Acquisition of all or a portion of its original 41% interest in DMH, provided that if TPG Acquisition sells only a portion of such interest, option holders may exercise their vested options only in the same proportion as the sales by TPG Acquisition bear to such original interest. Once vested and exercisable, options may only be exercised during a 30-day period following the date of the shareholder approval of our Italian GAAP financial statements. Options are forfeited if the beneficiary is terminated for cause. As a result of TPG Acquisition’s disposition of a portion of its shares in our March 1999 initial public offering, 20% of vested options (or options to purchase 8,148,148 shares) became exercisable. Of these options, options to purchase 962,963, 309,000, and 229,000 shares were exercised by participants in 1999, 2000 and 2001, respectively. Additional options to purchase 115,778 shares remained exercisable as of June 30, 2003.

     In September 1999, our board of directors also approved a stock option/stock appreciation rights plan (the “1999 Stock Option Plan”) for certain of our executive directors, officers and independent consultants that are designated to participate in the plan by the compensation committee of the board of directors. Under this plan, the board of directors may grant options or stock appreciation rights (each such option or right, a “Right”) in any year in respect of not more than 2.0% of our outstanding share capital. Beginning in 2002, Rights may be granted under the plan upon approval by the board of directors of our Italian GAAP preliminary consolidated income statement and balance sheet for the prior fiscal year (which approval typically occurs by February 15 of each year) and expire seven years after the date of grant. Until 2001, Rights under the plan were granted following approval by the board of directors of our Italian GAAP consolidated financial statements for the prior fiscal year (which approval typically occurs in March of each year). Rights vest in three equal annual installments (or as otherwise determined by the board of directors) starting on December 31 of the year following the year of grant, but are forfeited, whether or not vested, if the employee is terminated for cause. Upon exercise, our obligation in respect of the Rights may be satisfied in shares or, if the shares are no longer listed on Telematico, in cash (calculated with reference to the market value of the shares at the time of exercise). To exercise their Rights, the participants must pay us a strike price that is the greater of (i) our consolidated per share net worth at the time of exercise and (ii) the value of the shares on the grant date as determined in accordance with the tax provisions in force on such grant date (currently the average official price for the shares in the month preceding the grant date). Based on the criterion described under (ii) above, the strike price would be € 2.88 per share, € 2.81 per share, € 1.99 per share and € 1.80 per share for Rights granted in 1999, 2000, 2001 and 2002, respectively. Other than in the event of death or disability of a beneficiary, once vested, rights granted prior to 2002 may only be exercised during a 30-day period following the approval by the board of directors of our Italian GAAP consolidated financial statements for the prior fiscal year, and rights granted beginning in 2002 may only be exercised during a 30-day period following the approval by the board of directors of our Italian GAAP preliminary consolidated income statement and balance sheet for the prior fiscal year.

     In 1999, we granted 500,000 Rights to Mr. Minoli, 500,000 to Mr. Di Biagio and an aggregate of 2,159,259 Rights to 51 additional beneficiaries. In March of 2000, our board of directors approved the grant of 3,159,259 Rights for the year 2000 (of which 500,000 were granted to Mr. Minoli, 500,000 were granted to Mr. Di Biagio and 2,159,259 were granted to 70 additional beneficiaries selected by the compensation committee). In March 2001, the board approved the grant of 3,165,000 Rights under the plan for the year 2001 (of which 500,000 were granted to Mr. Minoli, 500,000 to Mr. Di Biagio and 2,165,000 to 73 additional beneficiaries selected by the compensation committee). On February 14, 2002, the board approved the grant of 3,960,000 Rights for the year 2002 (of which 500,000 were granted to each of Messrs. Minoli and Di Biagio and 2,960,000 were granted to 90 additional beneficiaries selected by the compensation committee). In granting these Rights in 2002, which together represent approximately 2.5% of our outstanding share capital, the board decided to waive for 2002 the above-mentioned 2.0% limit on Rights to be granted in any year under the plan, due to the prior expiration of 1,190,638 unexercised rights granted under the plan before 2002.

     Rights granted in 1999 through 2002 vest in three annual installments beginning on December 31 of the year following the year of grant, as follows: 50% in the first year and 25% in each of the two subsequent years. As of June 25, 2003, a total of 1,739,390 Rights granted under the 1999 Stock Option plan had been cancelled, and a total of 11,704,130 Rights, whether or not vested, remained exercisable subject to the conditions set forth above.

     Our shareholders’ meeting approved a capital increase of 12 million shares in connection with the Rights that we have granted from 1999 to 2002 under the 1999 Stock Option Plan.

Buy Back Plan

     At a May 7, 2002 meeting, our shareholders approved a plan (the “Buy-Back Plan”) pursuant to which, at the direction of our board, we may:

•	repurchase on the Telematico up to six million of our shares (representing approximately 3.8% of our then issued and paid-in share capital);

•	retain such shares as treasury shares;

•	transfer such shares either to beneficiaries of the Employee Stock Ownership Plan (See — “Employee Stock Ownership Plan”) and the 1999 Stock Option Plan as required thereunder; and

•	dispose, subject to applicable law, of such shares on the Telematico to maintain liquidity of our shares on such stock exchange.

     Under the Buy-Back Plan, we may repurchase these shares in one or more transactions over an 18-month period from May 7, 2002 at a per share purchase price of not more than 10% above or below the market price for the shares on the Telematico on the day prior to any purchase. There is no time-limit under the Buy-Back Plan in respect of the disposal of any shares repurchased before the end of this 18-month period. Repurchases and disposals of our shares under the Buy-Back Plan shall be carried out in accordance with applicable Italian law relating to buy-back plans in Italy, as more fully described in “ — By-laws — Purchase by the Company of its Own Shares”, as well as certain conditions relating to the ESOP and the 1999 Stock Option Plan as more fully described in “— Share Option Plans”.

     As of June 25, 2003, we owned 244,446 of our shares.

Employee Stock Ownership Plan

     On February 14, 2002, the board approved an Employee Stock Ownership Plan (“ESOP”) to facilitate the purchase of our ordinary shares by non-director Ducati employees (including part-time employees) under indefinite contracts who are resident in Italy. In each year, our managing director must decide to implement the ESOP for it to be effective. Under the ESOP, each employee in any year through 2006 in which the ESOP is implemented can request to purchase, at a discount, a number of our ordinary shares not to exceed an amount equal to € 3,000. The request must be submitted within 20 days after the approval of our annual unconsolidated financials statements.

     To satisfy purchases of shares made under the ESOP, we will instruct a broker appointed by us to purchase on the Telematico on our behalf the number of shares equal to the total euro amount so requested for purchase by employees under the ESOP. On the same day of such purchase, we assign the shares them to employees upon payment of the purchase price minus a discount (funded by us) of one-third of such purchase price. To be able to purchase our shares for delivery to the employees under the ESOP, we must obtain authorization by our shareholders of a buy-back plan pursuant to which we may repurchase shares for purposes of the ESOP. On May 7, 2002, the shareholders authorized us to purchase up to six million shares on the Telematico within the subsequent 18 months, including to deliver shares to employees under the ESOP. See “— Buy Back Plan”. Shares are purchased at current market prices within 20 days of receiving an employee’s request, provided that such prices are not more than 10.0% above or below the market price of the shares on the Telematico on the day prior to such purchase. Only shares purchased as described above are used to satisfy purchases of shares under the ESOP. The shares purchased by the employees under the ESOP may not be transferred for a period of three years; as a result, under Italian tax law, the discount we offer under the ESOP is not considered taxable income for the employees.

     Pursuant to the provisions applicable to share buy-back plans, we may not purchase our shares, including for delivery under the ESOP, unless, among other things, the amount of distributable or available reserves in our unconsolidated financial statements as approved for the prior year (after any distribution of dividends or repurchase of our shares for purposes other than as related to the ESOP that we may decide to make) is equal to or greater than the aggregate euro amount that represents all shares that ESOP beneficiaries would be entitled to purchase. If the amount of distributable and available reserves is less than such aggregate euro amount, we may, at our discretion, implement the ESOP at a per-beneficiary subscription limit that is less than € 3,000.

     As of the date of this annual report, the ESOP has not been implemented for 2003. As of June 25, 2003, 1,024 employees would be eligible to participate in the ESOP had it been implemented as of such date.

By Laws

     The following is a summary of certain information concerning our shares and By-laws (Statuto) and of Italian law applicable to Italian companies whose shares are listed in a regulated market in the European Union. The summary contains all the information that we consider to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to the By-laws or Italian law, as the case may be.

     Italian companies whose shares are listed on a regulated market of the European Union are principally governed by two sets of rules — the Italian Civil Code (applicable to all Italian companies), and the Unified Financial Act (Testo Unico dell’Intermediazione Finanziaria, or TUF) of February 24, 1998 and implementing regulations thereof (applicable to listed companies). In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Civil Code, which will come into force on January 1, 2004 (the so-called 2003 corporate law reform). There is some uncertainty as to how the amendments to the Italian Civil Code should coordinate with the TUF in areas of conflict or overlap. It is expected that such uncertainties will be clarified through amendments of the TUF. The following summary includes a description of certain main provisions introduced by the 2003 corporate law reform and, where material to us, takes into account those areas of uncertainty.

General

     Our issued share capital consists of 158,500,963 shares, nominal value € 0.52 per share. All of the issued shares are fully paid, non-assessable and in registered form.

     We are registered with the Companies’ Registry of the Court of Bologna at n. 59309/98, with registered office at 3, Via A. Cavalieri Ducati, Bologna, Italy.

     As set forth in Article 4 of the By-laws, our corporate purpose is the production, marketing and sale of motorcycles, engines and other parts and components, as well as of any other products or accessories that may benefit the production, marketing and sale of motorcycles, engines and other parts and components. DMH is generally authorized to take any actions necessary or useful to achieve its corporate purpose. On May 7, 2002, our shareholders amended Article 4 of our by-laws by expressly including motorcycle rentals and motorcycle riding schools amongst the secondary activities that we may conduct to accomplish our corporate purpose.

Authorization of Shares

     Additional shares may be authorized in connection with capital increases approved by our shareholders in an extraordinary meeting, but this authorization would generally be given only after recommendation by our board of directors.

     At a meeting on September 7, 1998, our shareholders authorized the issuance of up to 8,148,148 shares which are reserved for distribution to beneficiaries of the 1997 Stock Option Plan. As of June 28, 2002, 1,500,963 shares have been issued upon exercise of options by beneficiaries under the 1997 Stock Option Plan. See also “— Share Option Plans”.

     At the meeting held on September 7, 1998, our shareholders also approved an amendment to the By-laws empowering the board of directors to issue additional shares to be offered to our shareholders for an aggregate nominal value of € 26,000,000 through one or more issuances to be completed before August 30, 2003. Our shareholders will be entitled to exercise their pre-emptive rights with respect to those issuances.

     At a meeting on May 2, 2000, our shareholders authorized the issuance of up to 12 million shares, not subject to pre-emptive rights, in connection with the granting of stock options in the years 1999 through 2002 to beneficiaries of the 1999 Stock Option Plan. As of the date hereof, no shares have been issued for implementation of the 1999 Stock Option Plan. See also “— Share Option Plans”.

Form and Transfer of Shares

     Pursuant to the TUF, Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and implementing Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”) of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange or “CONSOB”), since January 1, 1999 it is no longer possible for a shareholder to obtain the physical delivery of share certificates representing shares of Italian listed companies. Upon full implementation, shares of Italian listed companies will no longer be represented by paper certificates and the transfer and exchange of shares will take place exclusively through an electronic book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:

•	an Italian or EU bank;

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	a Società di Intermediazione Mobiliare, or SIM;

•	an EU investment company;

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company which has issued the shares;

•	the controlling shareholder of the company which has issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69 (2) and 70 of the TUF;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993;

•	the Italian Post Office (Poste Italiane S.p.A.);

•	Cassa Depositi e Prestiti (a state-owned entity mainly responsible for extending loans to public administration bodies);

•	The Italian Ministry of Economics and Finance; and

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.

     The Intermediary will in turn deposit the shares with Monte Titoli or with another company authorized by CONSOB to operate a centralized clearing system.

     To transfer shares under the system introduced by Decree No. 213, the owners of shares are required to give instructions to their Intermediaries. If the transferee is a client of the transferor’s Intermediary, the Intermediary will simply transfer the shares from the transferor’s account to the account of the transferee. If, however, the transferee is a client of another Intermediary, the transferor’s Intermediary will instruct the company operating a centralized clearing system to transfer the shares to the account of the transferee’s Intermediary, which will then register the shares on the transferee’s account.

     Each Intermediary maintains a custody account for each of its clients setting out the financial instruments of such client and keeps a record of all transfers, payment of dividends, exercise of rights attributable to such instruments, charges or other encumbrances on the instruments. The account holder or any other eligible party (for example, in the case of a charge over the financial instrument, the chargee) may submit a request to the Intermediary for the issue of a certified statement of account. The request must indicate the quantity of the financial instruments in respect of which the statement is requested, the rights which the applicant intends to exercise (in the case of rights exercisable at shareholders’ meetings, the date and nature of the meeting) and the duration in respect of which the certificate’s validity is required. Within three business days from the receipt of such request, the Intermediary shall issue a certified statement of account which constitutes evidence of the account holder’s ownership of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not effect any transfer of the corresponding securities until the certificate loses its validity or is returned.

     The new book-entry system commenced operations on October 5, 1998, when Monte Titoli cancelled all certificates representing listed financial instruments in its possession and returned them to the issuing companies. At the same time, Monte Titoli registered the shares in accounts held under the name of the depositing Intermediaries and gave them and the issuing companies notice of the registration. The Intermediaries, in turn, registered the shares in the shareholders’ accounts. Since January 1, 1999, shareholders of listed companies have been allowed to exercise their rights only after they have deposited their share certificates with an Intermediary and authorized it to deposit the shares with a company operating a centralized clearing system.

     As a result of the foregoing, it is not possible for a shareholder to obtain physical delivery of share certificates representing shares. Instead, transfers of shares are possible only using the procedures described above.

     The shares have been accepted for clearance through Euroclear and Clearstream. Purchasers of shares may elect to hold such shares through Euroclear and Clearstream. Persons owning a beneficial interest in shares held through Monte Titoli, Euroclear and Clearstream must rely on the procedures of Monte Titoli, Euroclear and Clearstream, respectively, and of the Intermediaries that have accounts with Monte Titoli, Euroclear and Clearstream, to exercise their rights as holders of shares.

Dividend Rights

     The payment by us of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5.0% of such net income must be allocated to our legal reserve until such reserve is at least equal to one-fifth of the par value of our issued share capital. If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

     Dividends are payable to those persons who hold the shares through an Intermediary on the dividend payment date declared by the shareholders’ meeting. Dividends not collected within five years from the dividend payment date are forfeited to our benefit. Payments in respect of dividends are distributed through Monte Titoli on behalf of each shareholder by the Intermediary with which the shareholder has deposited its shares. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as ADR depositary, in accordance with the deposit agreement relating to the ADRs. See “Item 8 — Financial Information — Dividend Policy”.

Voting Rights

     Shareholders are entitled to one vote per share, although a slate voting system applies in case of appointment of members of the board of statutory auditors. See “Statutory Auditors”.

     Proxy solicitation is possible. Solicitation can be engaged in by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting shareholder (generally, one or more shareholders who own and have owned at least 1.0% of our shares for more than six months and who have been registered with us as having been shareholders of at least 1.0%, for the same period of time).

     Proxies may be collected by a shareholders’ association provided that such association has been formed by notarized private agreement, does not carry out business activities and is made up of at least 50 individuals, each of whom owns not more than 0.1% of our voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association, and proxies may also be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different manners in compliance with the instructions expressed by each member who has granted a proxy to the association.

     As a registered shareholder, The Bank of New York, as ADR depositary, or its nominee is entitled to vote the shares underlying the ADSs. The Deposit Agreement requires The Bank of New York (or its nominee) to accept voting instructions from owners of ADSs and to execute such instructions to the extent permitted by law. Neither Italian law nor our By-laws limit the right of non-resident or foreign owners to hold or vote the shares.

Board of Directors

     Pursuant to our By-laws, our board of directors must consist of five to fifteen individuals. The board of directors is elected at a shareholders’ meeting for up to three years, as determined by the shareholders from time to time. The directors, who may but are not required to be our shareholders, may be re-appointed for successive terms. In accordance with the By-laws, the board of directors has complete power of ordinary and extraordinary administration of our business and in particular may perform all acts it deems advisable for the achievement of our corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting.

     The board of directors must appoint a chairman (presidente) and may appoint a vice-chairman to replace the chairman when he is absent or unavailable. The chairman of the board of directors and, in his absence, the vice-chairman and the managing directors, if any, are severally our legal representatives. The board of directors may delegate powers to one or more managing directors (amministratori delegati), and/or to an executive committee composed of directors, and/or to one or more ad hoc committees of directors, determine the nature and scope of the delegated powers of each director and committee and revoke such delegation at any time. Our By-laws provide that the chairman of the board of directors and, if any, the managing directors are members of the executive committee. However, in accordance with Italian law and the By-laws, the board of directors may not delegate certain of its responsibilities, including those relating to the approval of the draft financial statements, increases in the amount of our share capital or the issuance of debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the reduction of our shareholders’ equity to less than two thirds of our paid-in capital as a result of accumulated losses. The board of directors may also appoint a general manager (direttore generale) and one or more senior managers (direttori) who report directly to the board and confer powers for single acts or categories of acts to our employees or persons unaffiliated with us.

     Meetings of the board of directors are called by written notice by the chairman on his own initiative and must be called upon the request of the vice-chairman, any managing director or at least two other directors or upon the request of our board of statutory auditors. Meetings may be held in person, or by video-conference or tele-conference, in any member state of the European Union, the United States and Switzerland. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting.

     Under Italian law, directors having a conflicting interest with the company regarding a proposed resolution must inform the other directors about the conflict and abstain from voting on the resolution. Resolutions adopted in breach of this rule may be challenged by dissenting or absent directors or the statutory auditors if the required majority would not have been attained without the vote of the director having a conflict of interests, and conflicted directors may be held liable for damages to us resulting from a resolution adopted in breach of this rule (see “— Minority Shareholders). The By-laws provide that conflicted directors count for quorum purposes.

     Pursuant to the 2003 corporate law reform, effective January 1, 2004, directors having any interest in a proposed transaction will have to disclose their interest to the board, even if such interest is not in conflict with the interest of the company in the same transaction. The interested director will not be required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction. In the event that the approved transaction is potentially prejudicial to the company or the above mentioned provisions are not complied with, the resolution may be challenged by a director or by the board of statutory auditors if the transaction would not have been approved without the vote of the interested director. A managing director having any such interest in a proposed transaction within the scope of his powers will have to solicit prior board approval of such transaction. Finally, as from January 1, 2004, directors may be held liable for damages to their company if they illicitly profit from insider information or corporate opportunities.

     Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting although, if removed in circumstances where there was no just cause, such directors may have a claim for indemnification against us. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders’ meeting. If at any time a majority of the then current members of the board of directors resign or otherwise cease to be directors, the entire board of directors will be considered to have lapsed and the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint a new board of directors.

     The remuneration of directors is determined by shareholders at ordinary shareholders’ meetings. The board of directors or a committee of such board, in each case after consultation with the board of statutory auditors, may determine the remuneration of directors that perform management or other special services for us, such as the managing director. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

     Effective January 1, 2004, an Italian stock corporation may adopt one of two different models of corporate governance structure, as an alternative to the current model based on a board of directors and a board of statutory auditors. Stock corporations may opt for (i) a one-tier model with a single board of directors, including an audit committee composed of independent non-executive directors, or (ii) a two-tier model, including a management board, which is entrusted with management responsibilities, and a supervisory board which is entrusted mainly with control and supervisory responsibilities and, among other functions, appoints and removes the members of the management board and approves the company’s annual financial statements. The adoption of one of the new corporate governance models requires an extraordinary shareholders meeting resolution. For the reasons explained above, however, it remains unclear whether a public company like us may opt for either of the new additional alternatives to the current traditional corporate governance model or how the provisions relating to those alternatives should be adapted to apply to public companies.

Statutory Auditors

     Under Italian law, in addition to electing the board of directors, our shareholders elect a board of statutory auditors (Collegio Sindacale). At ordinary shareholders’ meetings, the statutory auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the board of statutory auditors must provide certain evidence that he is in good standing and meets certain professional standards.

     Pursuant to certain provisions of the TUF, the by-laws of listed companies must:

•	specify the number of statutory auditors (not fewer than three) and alternate members (not fewer than two);

•	regulate the appointment of the chairman of the board of statutory auditors;

•	limit the number of mandates that the statutory auditors may have in other companies; and

•	include clauses ensuring that minority shareholders may elect one statutory auditor (or two if the board is composed of more than three members).

     Our By-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve). The By-laws also provide that the statutory auditors may not hold the position of statutory auditor in more than three other listed companies (not counting our subsidiaries). According to our By-laws, the statutory auditors are elected according to a cumulative voting system, whereby each shareholder or group of shareholders holding at least 1.0% of our shares may present a slate listing in progressive order three candidates to the position of statutory auditor and two candidates to the position of alternate; each shareholder (or shareholders under common control) may present and vote for a single slate and each candidate may appear on a single slate. If more than one slate is presented, two statutory auditors and one alternate are elected from the slate which obtains the largest number of votes in the shareholders meeting (the candidate listed first on such slate shall become the chairman of the board of statutory auditors) and one statutory auditor and one alternate are elected from the slate that obtains the second largest number of votes.

     The TUF provides further that the board of statutory auditors will be required to verify that we (i) comply with applicable law and its By-laws, (ii) respect the principles of correct administration, (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems and (iv) adequately instruct our subsidiaries to transmit to us information relevant to our disclosure obligations.

     Our board of statutory auditors is required to meet at least once each quarter. In addition, our statutory auditors may be present at meetings of our board of directors and shareholders’ meetings and at meetings of our executive committee. The statutory auditors may decide to call a meeting of the shareholders, the board of directors or the executive committee, ask information about our management to the directors, carry out inspections and verifications at our premises and exchange information with our external auditors. The board of directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by us. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 2.0% of our share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). The board of statutory auditors may report to the competent court serious breaches of the duties of the directors. Our board of statutory auditors is also required to notify the CONSOB without delay of any irregularities found during its review activities. CONSOB may report to the competent court serious breaches of the duties of the statutory auditors of a listed company.

     As mentioned in the preceding section, effective January 1, 2004, Italian stock corporations may depart from the traditional Italian model of corporate governance structure and opt for two alternative models neither of which will include a board of statutory auditors. As also mentioned, however, it remains unclear whether a public company like us may opt for either of the new additional alternatives to the current traditional corporate governance model or how the provisions relating to those alternatives should be adapted to apply to public companies.

External Auditors

     The TUF requires companies whose shares are listed on regulated markets of EU Member States to appoint a firm of external auditors that shall verify (i) during the fiscal year, that the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) that the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.

     The external auditors are appointed by the ordinary shareholders’ meeting for a three-year term (which may not be renewed more than twice). Such appointment must be notified to CONSOB.

     On October 8, 1998, KPMG S.p.A., with legal offices at Via Vittor Pisani 25, Milan, Italy, was appointed as our external auditors for a three year period. Their appointment was extended for an additional three year period on April 26, 2001.

Meetings of Shareholders

     Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by our board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 20% of the issued shares. Shareholders’ meetings may also be called if requested by holders of at least 10% of the issued shares. In this latter case, however, the board of directors may refuse to call the meeting if calling it conflicts with our interest; any dispute arising from such a refusal must be resolved by the competent court. Shareholders are informed of all shareholders’ meetings to be held by publication of a notice in the Italian Official Gazette (Gazzetta Ufficiale) at least 30 days before the date fixed for the meeting (20 days if the meeting is called at the request of holders of at least 10% of the issued shares). The above formalities and terms regarding the call notice may be reduced in other very limited circumstances. The notice is also published in at least two national daily newspapers, as recommended by CONSOB.

     Shareholders’ meetings must be convened at least once a year. Our annual unconsolidated financial statements are submitted for approval to the ordinary shareholders’ meeting which must be convened within four months or, in the event of exceptional circumstances, within six months after the end of the financial year to which such financial statements relate. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any business matter submitted by the directors.

     Extraordinary shareholders’ meetings may be called to pass upon proposed amendments to the By-laws, capital increases and reductions, mergers, split-ups, dissolutions, issuance of debentures, appointment of receivers and similar extraordinary actions. The notice of a shareholders’ meeting may specify up to two or three meeting dates, respectively, for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls”.

     The quorum required for shareholder action at an ordinary shareholders’ meeting on first call is at least 50% of the total number of issued shares, while on second call there is no quorum requirement. In either case, resolutions may be approved by holders of the majority of the shares present or represented at the meeting. The quorum required at an extraordinary shareholders’ meeting on first, second and third call is more than 50%, one-third and one-fifth, respectively, of our issued shares. Resolutions of any extraordinary shareholders’ meeting require the approval of at least two-thirds of the holders of shares present or represented at such meeting.

     To attend any shareholders’ meeting, our by-laws provide that holders of shares must, at least five days prior to the date fixed for the meeting, deposit at our offices or with such agent or bank as may be specified in the notice of meeting a certified statement of account which evidences their ownership of the shares in exchange for an admission ticket for the meeting. Such statements may be obtained by owners of shares through the Intermediary associated with Monte Titoli (or another centralized clearing institution authorized pursuant to the TUF). Alternatively, beneficial owners may instruct the relevant Intermediaries to provide the admission tickets and proxy forms. Pursuant to the 2003 corporate law reform, beginning September 30, 2004, if we do not amend our by-laws to require that the above-mentioned certified statement of account be deposited not earlier than two days before the meeting, holders of shares would no longer have to deposit a certified statement of account prior to the shareholders’ meeting.

     Shareholders may attend the shareholders’ meeting by proxy. A proxy may be given only for a single shareholders’ meeting (including, however, the first, second and third calls of such meeting) and may be exercised only by the person expressly named in the applicable form. The person exercising the proxy cannot be our subsidiary, a director, statutory auditor, or employee of ours or of any of our subsidiaries.

     Proxies may be solicited by an Intermediary (banks or investment companies, asset management companies and companies having proxy solicitation as their sole purpose) on behalf of a qualified soliciting shareholder (a shareholder who owns and has owned at least 1.0% — or such lesser percentage determined by CONSOB — of our voting capital for at least six months and who has been registered with us as holder of such shares for the same period of time). Proxies may also be collected by a shareholders’ association from among its members provided that such association has been formed by notarized private agreement, does not carry out business activities other than those relevant to the purpose of the association and is made up of at least 50 individuals each of whom owns not more than 0.1% of our voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association and proxies may also be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different manners in compliance with the instructions given by each member who has granted a proxy to the association. CONSOB has established provisions which govern the transparency and proper performance of the solicitation and collection of proxies.

Pre-emptive Rights

     Pursuant to Italian law, holders of shares are entitled to subscribe for new issuances of shares, debentures convertible into shares and any other warrants, rights or options entitling the holders to subscribe for shares in proportion to their holdings, unless such issues are for non-cash consideration or pre-emptive rights are waived or limited by a resolution adopted at an extraordinary shareholders’ meeting by holders of a majority of the issued shares. There can be no assurance that the owners of ADSs will be able to exercise fully any pre-emptive rights to which the holders of shares are entitled.

Reports to Shareholders

     We are required to publish, in the Italian language, audited annual unconsolidated financial statements of DMH and our audited annual consolidated financial statements, all prepared in conformity with Italian GAAP. We also produce an annual report to shareholders in the Italian language which contains a directors’ report together with audited financial statements (consolidated and unconsolidated) of DMH.

     We are required to produce semi-annual and quarterly reports to shareholders in the Italian language which contain a directors’ report as well as our unaudited semi-annual and quarterly condensed financial statements (consolidated and, in the case of semi-annual statements only, unconsolidated). We are also required to prepare annual reports on Form 20-F to be filed with the U.S. Securities and Exchange Commission containing, among other matters, our audited consolidated financial statements.

Preference Shares or Savings Shares; other Securities

     We are permitted in accordance with Italian law to issue preference shares or savings shares. Preference shares would typically not be entitled to vote in an ordinary shareholders’ meeting, but would be entitled to vote together with the shares in extraordinary shareholders’ meetings and could be entitled to vote in ordinary shareholders’ meetings as well if their terms so provided. Savings shares are entitled to vote in neither ordinary nor extraordinary shareholders’ meetings. However, Italian law provides for special meetings of holders of each class of shares for the approval of resolutions adopted by the shareholders which affect their rights vis-à-vis the other classes of shares. Preference shares would have preferential rights to the payment of dividends and to the repayment of capital in the event of liquidation. Savings shares typically have preferential rights to the payment of dividends, but the by laws may provide for different or additional preferential rights.

     We have no present intention of issuing preference shares or savings shares and none are currently authorized or outstanding. The authorization of preference shares and of savings shares requires an amendment to the By-laws, thus being subject to the approval by an extraordinary shareholders’ meeting. See “— Meetings of Shareholders”.

     Pursuant to the 2003 corporate law reform, starting in 2004, Italian companies will be permitted to issue other classes of equity securities with different economic and voting rights, so-called participation certificates with limited voting rights, as well as so-called tracking stock, if their by-laws permit such issuance.

Segregation of Assets and Proceeds

     Pursuant to the 2003 corporate law reform, starting in 2004, the board of directors of an Italian company may resolve to segregate assets of the company into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders’ equity of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by the general creditors of the company. Similarly, creditors with respect to such specific business may only attach those assets of the company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the company. The board of directors may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the company.

Liquidation Rights

     Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution in liquidation that is equal to the nominal value of their shares (to the extent available out of our net assets). Holders of preferred shares, if any such shares are issued in the future by us, would be entitled to a priority right to any such distribution from liquidation up to their par value. Holders of saving shares, if any such shares are issued in the future by us and if our By-laws so provide, would be entitled to a priority right to any distribution from liquidation. Thereafter, all shareholders would rank equally in their claims to the distribution or surplus assets, if any. Ordinary shares rank pari passu among themselves in liquidation.

Purchase by Us of Our Own Shares

     We are permitted to purchase shares, subject to certain conditions and limitations provided by Italian law. Shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder — approved unconsolidated financial statements. Further, we may only repurchase fully paid-in shares. Such purchases must be authorized by an ordinary shareholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by us or any of our subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of our shares by our subsidiaries.

     A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by us may be resold only pursuant to a resolution of our shareholders adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by us or our subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders’ meetings. Dividends and other rights, including pre-emptive rights, attaching to such shares will accrue to the benefit of other shareholders.

     The TUF provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiaries must take place by way of a public offer or on the market, in a manner agreed with Borsa Italiana S.p.A., ensuring the equality of treatment among shareholders. Subject to certain limitations, the foregoing does not apply to shares being purchased by a company from its employees or from the employees of its controlling company or subsidiaries.

     At a May 7, 2002 meeting, our shareholders approved a buy-back plan for the repurchase of our shares. See “— Buy Back Plan”.

     As of June 25, 2003, we owned 244,446 of our shares.

Notification of the Acquisition of Shares and Voting Rights

     Pursuant to Italian securities laws, including the TUF and CONSOB Regulation No. 11971 of May 14, 1999 as subsequently amended (“Regulation No. 11971”), any acquisition of any interest in excess of 2.0% in the voting shares of a listed company must be notified to CONSOB and the company whose shares are acquired. The voting rights attributable to the shares in respect of which such notification has not been made may not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been adopted in the absence of such votes.

     In addition, any person whose aggregate interest in the voting shares of a listed company exceeds or falls below 2%, 5%, 7.5%, 10% and successive percentages being multiples of 5, respectively, of the listed company’s voting share capital, is obliged to notify CONSOB and the issuer. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the voting rights attributable thereto are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account should also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of 5%, 10%, 25%, 50% and 75%, shares which: (i) a person has an option to, directly or indirectly, acquire or sell; and (ii) a person may acquire further to the exercise of a warrant or conversion right which is exercisable within 60 days, should also be taken into account. The notification must be repeated when such person, upon the exercise of the right referred to in (i) or (ii) above, acquires or sells shares which cause his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification should be made (except in certain circumstances) within five trading days of the event which gives rise to the notification obligation.

     Cross ownership of listed companies may not exceed 2.0% of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed 2.0% of the voting shares of the listed company and 10.0% of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of 12 months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the latter company to exceed the threshold, subject to a different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The 2.0% limit for cross ownership is increased to 5.0% on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary shareholders’ meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 2.0% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2.0% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain which is the latter party to exceed the limit, the limitation on voting rights will, subject to any different agreement between the two parties, apply to both. Any shareholders’ resolution taken in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359 bis of the Italian Civil Code and following the procedures described under “— Purchase by the Company of its Own Shares”; however, certain restrictions on the manner of purchase will apply.

     Pursuant to the TUF, agreements among shareholders of a listed company or of its parent company, must be notified to CONSOB (within 5 days), published in summary form in the press (within 10 days) and filed with the Chamber of Commerce (within 15 days). Failure to comply with the above rules will render the agreements null and void and the shares cannot be voted. These rules apply to shareholders’ agreements which:

(i)	require prior consultation for the exercise of voting rights in a listed company or its controlling company;

(ii)	contain limitations on the transfer of shares of the companies under point (i), above, or of securities which grant the right to purchase or subscribe said shares;

(iii)	provide for the purchase of shares or securities mentioned in point (ii), above; or

(iv)	have as their object or effect the exercise (including joint exercise) of a dominant influence over the companies under point (i), above.

     Any shareholders’ agreement of the nature described above may have a maximum term of three years or, if executed for an unlimited term, can be terminated by a party upon six months’ prior notice. In case of a public tender offer, shareholders who intend to participate in the tender offer may withdraw from the agreement without notice, such withdrawal being effective only in the event that the relevant shares are actually sold.

     Regulation No. 11971 contains provisions which govern the method and content of the notification and publication of the agreements as well as of subsequent amendments thereto. The regulation also provides that any party to an agreement referred to in (i) and (iv) above concerning more than 5% of the listed company’s share capital is obliged to notify CONSOB and the listed company in question of its overall shareholding in the listed company, unless such information has already been notified in compliance with other provisions of the TUF.

     In accordance with Italian anti-trust laws, the Italian anti-trust authority is required to prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain higher monetary thresholds, the anti-trust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

Minority Shareholders’ Rights

     Any shareholder may, within three months, challenge any shareholders’ resolution (with certain limitations and exceptions) on which he did not vote or in respect of which he dissented on the basis that it was not adopted in conformity with applicable law or our By-laws. Directors and statutory auditors may also challenge shareholders’ resolutions on this basis. Pursuant to the 2003 corporate law reform, as from January 1, 2004 resolutions which are not adopted in conformity with applicable law or our by-laws may be challenged by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 0.1% of our share capital (as well as by our board of directors or our board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at our meetings may only claim damages deriving from the resolution, unless otherwise provided by our by-laws.

     Pursuant to the TUF, in case of resolutions approving mergers or split-ups involving the distribution of unlisted shares, dissenting shareholders may require us to buy back their shares for the average price of the previous six months. Pursuant to the 2003 corporate law reform, as from January 1, 2004 dissenting or absent shareholders may require us to buy back their shares also in other circumstances, including, among others, as a result of shareholders’ resolutions that approve material modifications of the company’s purpose or of the voting rights relating to the company’s shares, in each case as provided for in our by-laws.

     Each shareholder may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful. If such shareholders represent more than 2.0% of our share capital, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting. Shareholders representing more than 5.0% of our share capital have the right to report major irregularities to the relevant court. In addition, pursuant to the TUF, shareholders representing at least 5.0% of our share capital and who have been registered for at least six months as shareholders of this amount may commence derivative suits before the competent court against our directors, statutory auditors and general managers. We may waive or settle the suit unless shareholders holding at least 5.0% of the shares vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

     Minority shareholders may appoint a member of the board of statutory auditors, pursuant to the slate voting system introduced in the By-laws according to the TUF. See “ — Statutory Auditors”.

Tender Offer Rules

     Pursuant to the TUF, a public tender offer must be made by any person that, by reason of its purchases of shares, holds more than 30% of the ordinary shares of a listed company on an Italian regulated market. The tender offer must cover all the ordinary shares of the listed company. Similarly, a tender offer for the entire ordinary share capital of a listed company must be made by any person who, having more than 30% of the ordinary shares without exercising majority voting rights at ordinary shareholders’ meetings, acquires — by way of acquisition or exercise of subscription or conversion rights — during a 12-month period more than an additional 3% of the ordinary shares. Moreover, according to a release issued by CONSOB if, as a result of a share buy-back effected by a listed company, the controlling shareholder of that company holds more than 30% of the outstanding common stock (i.e., exclusive of treasury stock), the obligation to launch a tender offer is triggered. Likewise, the obligation to launch a tender offer is triggered when a share buy-back results in an increase of more than 3% of the outstanding ordinary shares owned by the controlling shareholder originally holding more than 30% but less than 50% of the company’s outstanding common stock. The offer must be launched within thirty days from the date on which the relevant threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the shares in the previous twelve months, and the highest price paid for the ordinary shares by the offeror in the same period.

     Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any shares exceeding the 30% threshold and (b) to sell any shares exceeding the 30% threshold within 12 months from the date of purchase); (ii) another person (or several persons acting jointly) already owns more than

50% of the outstanding ordinary shares, (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB, (iv) the 30% threshold is exceeded as a result of transfers of shares among related persons, (v) the 30% threshold is exceeded as a result of the exercise of pre-emptive rights, (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the shareholders of the company whose shares would otherwise be the target of the tender offer. The TUF provides further that the acquisition of an interest above 30% of the ordinary share capital of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60% or more of the ordinary shares of the company. This provision, however, is available only (i) if the tender offer has been approved by shareholders of the company holding a majority of the shares (excluding the offeror and the current majority shareholder), and (ii) if the offeror (its subsidiaries, controlling person, related companies and other person connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the ordinary shares of the company in the preceding 12 months; CONSOB shall ensure compliance with these conditions before allowing the offer to be launched. After such an offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the ordinary shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than an additional 1% of the ordinary shares of the company, or (ii) if the company approves a merger or split-up. Finally, the TUF provides that anyone holding 90% or more of the ordinary shares of a company must launch an offer for the remaining voting shares unless an adequate distribution is restored so as to ensure proper trading within a period of four months. Any shareholder holding more than 98% of the voting shares of a listed company following a tender offer for all such shares issued by the company, has the right to obtain title to the remaining shares within four months after the end of the tender offer if it has stated in the offer document its intention to make such an acquisition at a price set by a court-appointed expert.

Liability for Mismanagement of Subsidiaries

     Pursuant to the 2003 corporate law reform, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their management and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. Said liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such management and coordination powers. Management and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.

Material Contracts

     On June 29, 2001, we entered into a sale and leaseback transaction with Locafit S.p.A. with respect to our Bologna production facility. Our agreements with regard to this transaction are described in “Item 5 — Operating and Financial Review and Prospects — Other Financial Transactions”.

     On July 31, 2001, we entered into a “credit linked” transaction in which we acquired a € 15.0 million note issued by a Dutch subsidiary of Banca Nazionale del Lavoro. You should read Item 5, “Operating and Financial Review and Prospects — Other Financial Transactions” for a description of this transaction.

     On December 30, 2002, we entered into an agreement pursuant to which we assigned € 26.7 million (nominal value) of our trade receivables to Ducati Desmo Finance 1 S.r.l. Our agreements with regard to this transaction are described in “Item 5 — Operating and Financial Review and Prospects — Other Financial Transactions.”

Exchange Controls

     No exchange control consent is required in Italy for the transfer to persons outside of Italy of dividends of dividends or other distribution with respect to, or of the proceeds form the sale of, shares of an Italian company.

     However, Italian resident and non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of € 10,330 must report all such transfers to the Italian Exchange Office (“Ufficio Italiano Cambi” or “UIC”). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspection by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

     Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. No such tax disclosure is required if (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed € 10,330. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

     We cannot assure you that the present regulatory environment in or outside Italy will continue or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership of the European Union and other international organizations and its adherence to various bilateral and multilateral international agreements.

Taxation

     The following is a summary of certain United States federal and Italian tax matters. The summary contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of ADSs by a holder who is a citizen or resident of the United States or who otherwise will be subject to United States federal income tax on a net income basis in respect of the ADSs. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs. In particular, the summary deals only with beneficial owners who will hold shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10.0% or more of the voting shares of DMH and does not discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base through which a beneficial owner carries on or performs personal services in Italy.

     The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report. Prospective purchasers and current holders of shares or ADSs are advised to consult their own tax advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of ADSs, including, in particular, the effect of any state, local or national tax laws.

     For purposes of the summary, beneficial owners of ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Treaty”) and are not subject to an anti-treaty shopping provision, are referred to as “U.S. holders.” Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Treaty. Special rules apply to U.S. holders that are also residents of Italy. A new tax treaty to replace the current Treaty was signed on August 25, 1999, but has not yet been ratified. The new treaty would not change significantly the provisions of the current Treaty that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

     For purposes of the Treaty and the United States Internal Revenue Code of 1986, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the underlying shares represented by those ADSs.

     Withholding Tax on Dividends. Italian law provides for the withholding of income tax at a 27.0% rate on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes. Accordingly, the amount initially made available to the Depositary for payment to U.S. holders will reflect withholding at the 27.0% rate.

     Under domestic Italian law, a non-resident holder of shares of common stock may recover up to four-ninths of the tax withheld on dividends by presenting evidence to the Italian tax authorities that income tax has been fully paid on the dividends in the non-resident holder’s country of residence in an amount at least equal to the total refund claimed. Non-resident holders seeking such payments from the Italian tax authorities have experienced extensive delays and incurred expenses.

     However, the 27.0% withholding tax may be reduced pursuant to an income tax convention between Italy and the non-resident holder’s country of residence. The Treaty provides for a 15.0% withholding tax.

     Under current Italian law, all shares of Italian listed companies (including DMH’s shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the ordinary shares are held through the centralized clearing system managed by Monte Titoli (the only such system currently authorized in Italy), no withholding tax on dividends is applied by DMH. Instead of the withholding tax, a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary shares (or ADSs relating to such shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident Intermediary (as defined by CONSOB Regulation 11768 of December 23, 1998) with which the ordinary shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the Intermediary with which the ordinary shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows. The Intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary shares are deposited with a non-resident Intermediary, such Intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, or the permanent establishment in Italy of a non-resident bank or investment services company, to carry out all duties and obligations relating to the application and administration of the substitute tax.

     Since the shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible U.S. holders to obtain a reduction at source or a refund of withholding tax under the Treaty, DMH and the Depositary have agreed to certain procedures. According to such procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required and the deadlines for submission. The documentation generally will include the holder’s declaration and the tax certification specified under points (i) and (ii) in the preceding paragraph. In order to comply with the documentation described under point (ii) above, eligible U.S. holders must obtain a certificate of residence from the U.S. Internal Revenue Service (Form 6166) with respect to each dividend payment, unless a previously filed certification will be effective on the dividend payment date, and produce it together with a statement whereby the U.S. holder represents to be a U.S. resident individual or corporation and does not maintain a permanent establishment or a fixed base in Italy. The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, holders requiring this certification should submit their requests to the Internal Revenue Service as soon as possible after receiving instructions from the Depositary. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, eligible U.S. holders should deliver the required documentation directly to the Depositary at least five business days prior to the date set for the payment of dividends.

     If the documentation is not provided in the time allotted, or if the Intermediary (i.e., the custodian in the case of the ADSs) determines that the documentation does not satisfy the prescribed requirements or that applicable law does not permit it to apply directly the reduced Treaty rate, the Intermediary will withhold tax at the 27.0% rate, and eligible U.S. holders may claim a Treaty refund of 12.0% of the dividend (representing the difference between 27.0% and the 15.0% Treaty rate) directly from the Italian tax authorities. U.S. residents seeking refunds from the Italian tax authorities have encountered extensive delays and incurred expenses.

     Distributions of profits in kind will be subject to withholding tax. In that case, prior to receiving the distribution, the holder will be required to provide DMH with the funds to pay the relevant withholding tax. Distributions of additional shares issued upon capitalization of reserves to beneficial owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of DMH generally will not be subject to Italian tax. However, such additional shares will reduce the tax basis of each single share for the calculation of the capital gains tax.

     The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. holders of ADSs will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. The Italian withholding tax (less any refunds to which such holder is entitled under the Treaty) will be treated as a foreign income tax which such holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability.

     Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15.0% in respect of dividends received after 2002 and before 2009.

     Tax on Capital Gains. Italian capital gains tax (“CGT”) normally is imposed on gains with respect to the transfer or sale of shares whether held within or outside Italy. More specifically, a 27.0% CGT will be levied on gains realized on the disposal of a “qualified” shareholding. A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5.0% of a listed company’s total share capital or more than 2.0% of its share capital voting in the ordinary shareholders meeting. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company of shares which are listed on a regulated market, such as the shares of DMH, even when such shareholdings are held in Italy. A “non-qualified” shareholding is constituted by an interest in DMH which does not reach the thresholds described above.

     Furthermore, pursuant to the Treaty, a U.S. holder will not be subject to Italian CGT unless such U.S. holder has a permanent establishment or fixed base in Italy to which the ordinary shares or ADSs are effectively connected. To this end, U.S. holders selling shares or ADSs and claiming Treaty benefits may be required to produce appropriate documentation establishing that the above mentioned conditions have been met. Other countries have executed income tax conventions with Italy providing for a similar treatment of Italian CGT. No CGT will be imposed on the deposit or withdrawal of shares in return for ADSs. U.S. holders of ADSs will be subject to U.S. federal income tax on any capital gains to the same extent as on other gains from the disposition of stock.

     Gains realized by U.S. holders on the sale or other disposition of ADSs or shares generally will be subject to U.S. federal income tax as capital gains. Such gain will be long-term capital gain if the ADSs or shares were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20.0%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15.0%. Deposits and withdrawals of shares by a U.S.

holder in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Transfer Tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax will not be payable with respect to any transfer of shares or ADSs involving non-Italian residents concluded either on a regulated market or with the intervention of a bank or an investment services company.

     Estate and Gift Tax. As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

     However, should a gift of shares or ADSs for a value exceeding € 180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of € 129,11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to € 516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

Documents on Display

     We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. In accordance therewith, we file reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report on Form 20-F, are available for inspection and copying at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission’s regional offices at 175 West Jackson Boulevard, Suite 500, Chicago, Illinois 60604, and 233 Broadway, New York, New York, 10279. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Form 20-F and reports and other information filed by us with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Our primary market risk exposures are foreign currency risk and interest rate risk. Since our debt obligations under the Credit Agreement were extinguished with the proceeds of the Notes issued on May 31, 2000, our exposure to market risk for changes in interest rates after that date has been substantially eliminated. The Notes are subject to a fixed interest rate of 6.50% per annum and mature on May 31, 2005. Following the issuance of the Notes, we terminated the interest rate swap and cap agreements that we used to manage interest rate risk under the Credit Agreement. The termination of those agreements generated a € 2.9 million gain in 2000. See Note 10 to our audited financial statements, Subsequent to the issuance of the Notes, we have financed and continue to plan to finance any short-term cash requirements through commercial bank credit facilities available to us on which we expect to be charged a variable interest rate.

     Our sales and operating profits are affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses. We have sales denominated in various foreign currencies, primarily the U.S. dollar, Japanese yen and U.K. pound sterling. Fluctuations in the exchange rates of certain foreign currencies, principally the U.K. pound sterling, the Japanese yen and the U.S. dollar, relative to the euro may have an adverse effect on our sales and operating results and the international competitiveness of our Italian-based manufacturing operations. We were also exposed to changes in the values of foreign currencies relative to the euro, as a portion of our long-term debt under the Credit Agreement was denominated in U.S. dollars and U.K. pounds sterling; this exposure was eliminated on the repayment of the debt outstanding under the Credit Agreement on May 31, 2000. We engage in certain foreign exchange transactions to hedge portions of our transactional exposure to fluctuations in exchange rates between the euro (previously the Italian lira) and various foreign currencies, including the U.K. pound sterling and U.S. dollar. Our management’s current policy is to hedge approximately 75.0% of the estimate of annual sales denominated in foreign currencies made in connection with the preparation of our annual budget. We are not a party to leveraged derivatives and do not hold or issue derivative instruments for speculative purposes. At December 31, 2001, forward exchange contracts outstanding were for a notional amount of € 99.3 million, principally to sell U.S. dollars (€ 55.7 million), Japanese yen (€ 9.2 million) and U.K. pounds sterling (€ 18.5 million).

Exchange Rate Sensitivity

     The table below provides information at December 31, 2002 about our receivables and derivative financial instruments by functional currency and presents such information in euro. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The estimated fair value of receivables is considered to approximate their carrying value because receivables have short maturity. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

	Expected Maturity Date

At December 31, 2002	2003	2004	Beyond 2004	Total	Fair Value

	(euro equivalent in thousands,
	except exchange rate information)
Receivables
U.K. Pound Sterling	11,499	—	—	11,499	11,499
U.S. Dollar	46,507	—	—	46,507	46,507
Japanese Yen	20,565	—	—	20,565	20,565
Australian Dollar	2,727	—	—	2,727	2,727
CHF (Swiss francs)	3,230	—	—	3,230	3,230
Forward Exchange Contracts
U.K. Pound Sterling
Notional Amount	15.215	—	—	15,215	615

	Expected Maturity Date

At December 31, 2002	2003	2004	Beyond 2004	Total	Fair Value

	(euro equivalent in thousands,
	except exchange rate information)
Average contract exchange rate	0.6407	—	—	0.6407	—
U.S. Dollar
Notional Amount	33,016	—	—	33,016	2540
Average contract exchange rate	0.9597	—	—	0.0597
Japanese Yen
Notional Amount	13,653	—	—	13,653	579
Average contract exchange rate	117,1909	—	—	117,1909	—
Australian Dollar
Notional Amount	8,707	—	—	8,707	230
Average contract exchange rate	1.7917	—	—	1.7917	—
CHF
Notional Amount	4,219	—	—	4,219	34
Average contract exchange rate	1,4222	—	—	1,4222	—
Options
U.S. Dollar	36	—	—	36	36
Japanese Yen	8	—	—	8	8

     At December 31, 2002, we had forwards exchange contracts denominated in U.K. pounds sterling with a notional amount of € 15.2 million (with an average contract exchange rate of € 0.6407), in U.S. dollars with a notional amount of € 33.0 million (with an average contract exchange rate of € 0.9597), in Australian dollars with a notional amount of € 8.7 million (with an average contract exchange rate of 1.7917) and in Japanese Yen with a national amount of € 13.7 million (with an average contract exchange rate of 117.1909 and in Swiss franc with a national amount of € 4.2 (with an average contract exchange rate of 1.4222. See Notes 1, 18 and 31 to our audited financial statements.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividends Averages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Disclosure Controls and Procedures

     Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including the Managing Director and Manager of Finance, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Managing Director and Manager of Finance concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Item 16. [Reserved]

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

Exhibit Number	Description

2.1	Deposit Agreement among Ducati Motor Holding S.p.A. and The Bank of New York, as Depositary, and the owners of American Depositary Receipts, dated March 31, 1999 (incorporated by reference to our Registration Statement on Form F-6, File No. 333-10026).
2.2	Fiscal Agency Agreement dated May 31, 2000, relating to Euro 100,000,000 6.50 percent. Rate Notes due 2005 (incorporated by reference to our Registration Statement on Form 20-F, dated July 2, 2001, file No. 1-14908).
8	Subsidiaries as of the end of the year covered by this annual report: see “Item 4. Information on the Company — Organizational Structure”
10	Certification by Federico Minoli, Managing Director, and Enrico D’Onofrio, Manager of Finance, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that has duly caused and authorized the undersigned to sign this annual report on its behalf.

DUCATI MOTOR HOLDING S.P.A.

/s/ Federico Minoli Federico Minoli Managing Director

/s/ Enrico D’Onofrio Enrico D’Onofrio Manager of Finance

Date: June 30, 2003

Principal Executive Officer Certification

I, Federico Minoli, certify that:

1.	I have reviewed this annual report on Form 20-F of Ducati Motor Holding S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Federico Minoli Federico Minoli Managing Director

Date: June 30, 2003

Principal Financial Officer Certification

I, Enrico D’Onofrio, certify that:

1.	I have reviewed this annual report on Form 20-F of Ducati Motor Holding S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls;

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Enrico D’Onofrio Enrico D’Onofrio Manager of Finance

Date: June 30, 2003

Independent Auditors’ Report

To the Board of Directors and Shareholders of

Ducati Motor Holding S.p.A.

     We have audited the accompanying consolidated balance sheets of Ducati Motor Holding S.p.A. and subsidiaries at December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule (Schedule II — Valuation and Qualifying Accounts). These consolidated financial statements and the financial statement schedule are the responsibility of the management of Ducati Motor Holding S.p.A. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Italy and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ducati Motor Holding S.p.A. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in Italy. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements as a whole, present fairly, in all material respects, the information set forth therein.

     Established accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders’ equity at December 31, 2002 and 2001, to the extent summarized in notes 29, 30 and 31 to the consolidated financial statements.

/s/ KPMG S.p.A.

Bologna, Italy

April 11, 2003

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Balance Sheets
(expressed in € 000)

	December 31,	December 31,
	2001	2002

ASSETS
Current assets:
Cash and cash equivalents (note 2)	23,705	23,960
Trade receivables, net (note 3)	98,027	82,042
Inventories (note 4)	97,636	111,427
Deferred income tax assets (note 27)	18,139	15,558
Other current assets (note 5)	8,038	13,707

Total current assets	245,545	246,694

Non-current assets:
Property, plant and equipment, net	89,636	111,975
Less accumulated depreciation	(35,060)	(45,573)

Property, plant and equipment, net (notes 6)	54,576	66,402
Intangible assets, net (note 7)	132,000	130,518
Equity investments (note 8)	1	12
Other long-term assets (note 9)	15,610	15,616

Total assets	447,732	459,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowings (note 10)	38,870	39,293
Current portion of long-term debt (note 10)	2,270	3,230
Accounts payable — trade (note 11)	86,749	95,112
Accrued expenses and other liabilities (note 12)	16,763	16,145
Provisions for risks and charges — current portion (note 13)	9,148	8,577
Income and other taxes payable (notes 14 and 27)	3,732	5,354

Total current liabilities	157,532	167,711

Long-term liabilities:
Long-term debt, less current portion (note 10)	91,000	91,000
Employees’ leaving entitlements (note 15)	5,719	7,126
Deferred income taxes (note 27)	16,094	11,874
Other long-term liabilities (note 16)	19,485	17,792
Provisions for risks and charges-long term portion (note 13)	3,305	3,998

Total long-term liabilities	135,603	131,790

Total liabilities	293,135	299,501

Shareholders’ equity: (note 17)
Share capital	82,420	82,420
Share premium	21,316	19,879
Other reserves	27,392	27,491
Retained earnings	20,173	28,036
Foreign currency translation adjustment	3,296	1,915

Total shareholders’ equity	154,597	159,741

Commitments and contingent liabilities (notes 10 and 18)	—	—

Total liabilities and shareholders’ equity	447,732	459,242

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Statements of Operations
(expressed in € 000, except per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

Net sales (note 19)	379,534	407,815	412,971
Cost of goods sold (excluding depreciation) (note 20)	(228,890)	(241,266)	(249,264)

Gross profit (excluding depreciation) (note 19)	150,644	166,549	163,707
Selling, general and administrative expenses (excluding depreciation) (note 21)	(95,604)	(107,968)	(122,032)
Depreciation of property, plant and equipment (note 22)	(7,446)	(9,998)	(11,993)
Amortization of intangible assets (note 23)	(22,147)	(24,582)	(21,991)
Other operating revenues (note 24)	4,952	7,547	10,795

Operating income	30,399	31,548	18,486
Interest income (note 25)	3,634	1,264	1,380
Interest expense (note 25)	(12,448)	(14,014)	(12,852)
Foreign exchange gain/(loss), net	(10,615)	677	1,363
Other non-operating income/(expense), net (note 26)	6,702	(28)	135

Profit before income taxes	17,672	19,447	8,511
Income taxes (note 27)	(7,189)	(8,894)	(1,986)

Net profit	10,483	10,553	6,525
Net profit per share	0.07	0.07	0.04

Number of shares outstanding (note 17)	158,271,963	158,500,963	158,500,963

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Statements of Shareholders’ Equity
(expressed in € 000, except per share data)

						Foreign
				Other	Retained	currency	Total
	Share capital		Share	reserves	earnings/	translation	Shareholders'
	Shares	Amount	premium	(note 17)	(deficit)	adjustment	equity

Balance at December 31, 1999	157,962,963	81,581	40,394	1,236	6,666	1,199	131,076
Capital increases	309,000	160	63	—	—	—	223
Allocation to other reserves/ reclassification (note 17)	—	—	(16,891)	24,238	(7,347)	—	—
Foreign currency translation						1,257	1,257
Net profit of the year	—	—	—	—	10,483	—	10,483

Balance at December 31, 2000	158,271,963	81,741	23,566	25,474	9,802	2,456	143,039

Capital increases	229,000	119	46	—	—	—	165
Allocation to other reserves/ reclassification (note 17)	—	560	(2,296)	1,918	(182)		—
Foreign currency translation						840	840
Net profit of the year	—	—	—	—	10,553	—	10,553

Balance at December 31, 2001	158,500,963	82,420	21,316	27,392	20,173	3,296	154,597

Capital increases	—	—	—	—	—	—	—
Allocation to other reserves/ reclassification (note 17)	—	—	(1,437)	99	1,338		—
Foreign currency translation	—	—	—	—	—	(1,381)	(1,381)
Net profit of the year	—	—	—	—	6,525	—	6,525

Balance at December 31, 2002	158,500,963	82,420	19,879	27,491	28,036	1,915	159,741

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Statements of Cash Flows
(expressed in € 000)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

Cash flow from operating activities:
Net profit	10,483	10,553	6,525
Adjustment to reconcile net profit to net cash provided by operating activities
Foreign exchange translation adjustment	1,258	840	(1,380)
Minority interest	(435)	—	—
Amortization of intangible assets	22,147	24,582	21,991
Depreciation of property, plant and equipment	7,446	9,998	11,993
Employees’ leaving entitlement	992	944	1,407
Deferred taxes	(1,897)	996	(996)
Changes in operating assets and liabilities
Trade receivables	(17,945)	(17,539)	15,985
Inventories	(14,970)	(8,621)	(13,791)
Other current assets	(6,956)	2,727	(6,312)
Other long-term assets and liabilities	1,129	—	—
Payables, accrued expenses and other current liabilities	40,354	(10,728)	9,489

Net cash provided by operating activities	41,606	13,752	44,911

Cash flow from investing activities
Net purchase of property, plant and equipment	(11,328)	(13,464)	(23,819)
Net purchase of intangible assets	(15,591)	(15,916)	(20,509)
Sale/(purchase) of equity investments	—	83	—
Sale/(purchase) of long-term assets	42	(5)	(17)

Net cash used in investing activities	(26,877)	(29,302)	(44,345)

Cash flow from financing activities
Proceeds from issuance of ordinary shares	222	165	—
Movements in bank borrowings — short term and long term	(12,466)	40,326	(310)
Other long term assets	—	(15,000)	—

Net cash provided/(used) by financing activities	(12,244)	25,491	(310)
Net increase in cash and cash equivalents	2,485	9,941	255
Cash and cash equivalents at beginning of year	11,279	13,764	23,705

Cash and cash equivalents at end of year	13,764	23,705	23,960

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries
Notes to consolidated financial statements

1. Corporate events, organization and summary of significant accounting policies

     1.a Corporate events in the year ended December 31, 2002

On 14 February 2002, the extraordinary shareholders’ meeting of Ducati Motor.Com S.p.A., now Ducati.Com S.r.l., (notarised by Jacopo Bersani by deed no. 25856/4434) authorised the following changes:

•	write-off of the company’s share capital of € 2,600,000, 2.5% of which is held by Ducati Motor Holding S.p.A., the “Parent Company” and 97.5% by Ducati Benelux B.V.;

•	transformation from a joint-stock company into a private limited company;

•	reconstitution of the share capital for € 10,000 fully subscribed as follows: Ducati Motor Holding S.p.A., 99%, and Ducati Corse S.r.l., 1%, and fully paid-in as follows:

•	€ 9,900 by the shareholder Ducati Motor Holding S.p.A.;

•	€ 100 by the shareholder Ducati Corse S.r.l.

•	at the same time, its corporate purpose was changed to be the following:

•	the conception, analysis, planning, design and management of corporate databases and IT systems;

•	the distribution of content though fixed and mobile networks (telephone, internet, e-mail);

•	the sale, in any form (wholesale, retail, door-to-door, by catalogue, games or bets, mail order, via television, telephone and/or internet), on its behalf or for third parties (also through intermediation, business development, agency, commission, representation or acceptance of mandates) of any type of goods for personal, household or corporate use and consumption, including ephemeral and luxury articles; and

•	acceptance of advertising in any form for products and services.

•	the company can operate in Italy and abroad.

•	the corporate purpose also includes the technical and financial coordination of companies or entities in which it has an interest.

•	secondarily and not primarily, the company will be able to carry out, occasionally and solely in order to pursue the primary corporate purpose mentioned above, all movable, immovable, industrial and commercial transactions that will be considered useful or necessary to this end, including financing operations, also in the form of guarantee and surety of the companies or entities in which it has an interest; it will be able to take on, directly or indirectly, but not for the purpose of placement, interests and shareholdings in other companies or businesses with a corporate purpose that is the same, similar or related to its own.

•	the resignation of the entire Board of Statutory Auditors following the transformation of the company and given that the circumstances mentioned in art. 2428 of the Civil Code do not apply;

     No impact was recorded on our audited consolidated financial statements as of and for the year ended December 31, 2002 as a result of the aforementioned transaction.

     In addition, on 1 March 2002 the subsidiary Ducati Benelux B.V. set up a permanent establishment for the distribution of the products in Sweden with the following characteristics:

•	Name: Ufficina Svedese, filial till Ducati Benelux B.V., Netherlands until 17/06/2002 when this name was changed to: Ducati Sweden, filial till Ducati Benelux B.V., Netherlands

•	date of formation: 01/03/2002

•	Head Office: box 152 — 195 24 Marsta

•	legal representative: E. A. De Vries

     On 14 February 2002, the Board authorised an amendment to the regulations governing the granting of rights of share revaluation and/or subscription and/or purchase (the “Options”) which allow the beneficiaries to subscribe or purchase ordinary shares of the Company, as approved by the shareholders’ meeting, or to obtain an equivalent sum of money (the “Plan” adopted by the Compensation Committee on 6 September 1999 and the Board on 13 September 1999 and amended by the Board on 3 March 2000) so that from 2002 attribution of the Options would take place within 60 days of the date of Board approval and publication of the preliminary figures of the Company’s consolidated balance sheet and statement of operations, and not of the Company’s consolidated financial statements complete with explanatory notes and the directors’ report on operations. This option to subscribe to shares or pay sums of money is at the Company’s discretion. For further information about the Plan see below, Stock Option Plans — Second Plan.

     On 7 May 2002, the shareholders of the Parent Company convened an ordinary and extraordinary meeting which resolved, among other things:

1.	to authorise, pursuant to articles 2357 of the Civil Code and 132 of D. Lgs 58/1998, the purchase of parent company shares up to a maximum of 6,000,000 (six million) shares of par value € 0.52 each, corresponding to around 3.8% of the share capital currently subscribed and paid in, to be carried out in one or more tranches within 18 months of the date of the resolution for a total amount not exceeding € 10.8 million, equal to the amount of the retained earnings available for distribution as shown in the financial statements as of 31 December 2001; bearing in mind that the minimum purchase price of each share must not be more than 10% (ten percent) lower than the reference price of the shares posted on the Electronic Equity Market by Borsa Italiana S.p.A. the day prior to each purchase and not more than 10% (ten percent) higher than the reference price of the shares posted on the Electronic Equity Market by Borsa Italiana S.p.A. the day prior to each purchase;

2.	to authorise, pursuant to art. 2357-ter of the Civil Code, the sale of parent company shares, in one or more tranches, of up to 6,000,000 shares of par value € 0.52 each, corresponding to around 3.8% of the share capital currently subscribed and paid in, purchased on the basis of the above resolution;

3.	to grant a mandate to the Board of Directors and/or to the Managing Director appointed by the Board, to purchase and sell parent company shares as authorised above, with the widest possible powers and rights, but in full compliance with the limit resolved and with current laws on such matters.

     The extraordinary shareholders’ meeting of the Parent Company resolved, in accordance with the provisions of the second and third paragraphs of article 2445 of the Civil Code, as referred to in article 13 of Law 342/2000, to transform the revaluation reserve (Law 342/2000) of € 24.2 million shown in the financial statements as of 31 December 2001, as approved by the ordinary shareholders’ meeting, into an unrestricted reserve, so as to legitimate a future resolution by the ordinary shareholders’ meeting approving the purchase and sale of additional parent company shares of the Company for the purpose of: (i) assigning the shares purchased in this way to the beneficiaries of the existing stock option plans and the purchase of shares by employees, as approved by the corporate boards; and (ii) sustaining the liquidity of the Ducati stock on the Italian Stock Exchange in full compliance with the pertinent regulations.

     The Parent Company’s Extraordinary Meeting also decided:

1.	to approve the proposed specification of the corporate purpose in line with a different wording of article 4.3 of the by-laws, relating to the secondary activities that the Company can carry on in order to achieve its corporate purpose, stating specifically that these activities include the hire of motorcycles and running a motorcycle driving school, consequently redrafting the whole of article 4.3 of the by-laws as follows:

“4.3: secondarily and not primarily, the company will be able to carry out, occasionally and solely in order to pursue the primary corporate purpose mentioned above, all commercial transactions (including the hire of motorcycles and the running of a motorcycle driving school), as well as all movable, immovable, and industrial transactions that will be considered useful or necessary to this end; it will be able to take on, directly or indirectly, but not for the purpose of placement, interests and shareholdings in other companies or businesses with a corporate purpose that is the same, similar or related to its own.”;

2.	to keep all of the other by-laws the same as before.

     On 7 August 2002, the Parent Company’s Board of Directors decided to approve a plan for the securitisation of part of its trade receivables with the following characteristics:

•	net book value of the receivables: 50 million euro;

•	maturity: 5 years;

•	derecognition of financial assets; and

•	assignment of trade receivables without recourse;

and to grant the Chairman Federico Minoli and the Managing Director Carlo Di Biagio, severally, all powers needed to carry out this type of operation.

Corporate boards

     Following the shareholders’ meeting held on 7 May 2002 and the Board meeting held on 9 May 2002, the new Board of Directors was appointed and positions were approved (confirming the same Board as before), and it was established that the new Board of Directors will remain in office until approval of the financial statements as of 31 December 2004 and that the compensation for each member of the Board of Directors would amount to € 15,000 as well as the reimbursement of travelling and any other expenses incurred in connection with the position of director. The Chairman Federico Minoli and the Managing Director Carlo Di Biagio accepted the office, at the same time waiving the compensation. The Board of Directors is made up of:

Federico Minoli	Chairman and member of the Executive Committee
Giorgio Seragnoli	Vice-Chairman and member of the Executive Committee
Carlo Di Biagio	Managing Director and member of the Executive Committee
Mauro Benetton	Director
David Bonderman	Director and member of the Compensation Committee
David Choi	Director
Piero Ferrari	Director and member of the Internal Control Committee He s subsequently resigned on 22 November 2002.
Abel Halpern	Director and member of the Executive Committee and of the Compensation Committee
Paolo Pietrogrande	Director and member of the Compensation Committee and of the Internal Control Committee
Dante Razzano	Director and member of the Executive Committee and of the Compensation Committee
Ulrich Weiss	Director and member of the Compensation Committee and of the Internal Control Committee

     Following publication of a self-regulation code of corporate governance for quoted companies by Borsa Italiana S.p.A. (the “Code”), the Company has adjusted its internal structure to the model of corporate organisation proposed by the Code; the shareholders were given adequate information regarding the new system of corporate governance at the meeting held on 7 May 2002 by means of a report prepared specifically for the purpose and on the basis of the guidelines provided by Borsa Italiana S.p.A.

     On 14 November 2002, the Parent Company’s Board of Directors decided to approve the Company’s Code of Ethics and related rules of conduct, including those covering insider dealing, and to grant the Chairman Federico Minoli and the Managing Director Carlo Di Biagio, severally, all possible powers to make any amendment to the approved text that may be thought necessary or opportune to update the rules in line with international best practice or new legal requirements.

Other corporate events

     On 23 July 2001, the Parent Company Ducati Motor Holding S.p.A. received a report following a tax audit by the Regional Tax Police of Emilia-Romagna that concluded a general examination of the period from 1 January 1999 to 11 March 2001 for both direct and indirect tax purposes concerning Ducati Motor Holding S.p.A. and the former subsidiary Ducati Motor S.p.A., which was merged with the Parent Company in 2000.

     This audit also involved 1996, but only with regard to the acquisition of the “Ducati” business from Ducati Motorcycles S.p.A. In this report, in addition to certain minor matters, the Tax Authorities dispute the VAT tax treatment of the sale of the “Ducati” business by Ducati Motorcycles S.p.A., notarised by Iacopo Bersani by deed no. 13,115 on 26 September 1996. The directors, with the assistance of the Parent Company’s tax consultants confirm that the Parent Company filed a defence statement, as a result of which the Revenue Office decided not to proceed; the 1996 tax year can therefore be considered closed.

     As regards the minor matters in dispute, the Company applied for an agreed assessment, as a result of which the Revenue Office proposed a settlement that would have closed the matter at a very low cost to the Parent Company. Following this assessment, Ducati Motor Holding S.p.A. then took steps to settle the disputes regarding direct taxes for the tax years 1998 and 1999 as contained in the tax audit report notified to the Parent Company on 23 July 2001. Formalisation of the Parent Company’s agreement for the two tax years took place on 19 November 2002, closing the matters on 6 December 2002 on payment of € 53,342.

     Now that all of the matters contained in the tax audit report have been settled, the Parent Company is not aware of any other potential liabilities.

1.b Organization

     Ducati Motor Holding S.p.A. is a limited liability company registered in Italy.

     Ducati Motor Holding S.p.A. and subsidiaries (“Ducati” or the “Company” or the “Group”) are engaged in the design, manufacture and sale of motorcycles and related products under the “Ducati” brand name. Ducati Motor Holding S.p.A. (“Holding” or “DMH” or the “Parent Company”) was incorporated as TPG S.p.A. on May 29, 1996 to acquire the Ducati motorcycles business (the “Predecessor Business”) in a leverage buyout. The Ducati motorcycle business had been previously carried out by certain subsidiaries of Cagiva S.p.A. (“Cagiva Group”).

     On July 25 and September 26, 1996, Holding entered into certain agreements with Cagiva Group to acquire the Predecessor Business (the “Acquisition”) for consideration of both cash and 49% of the share capital of Holding (6,860,000 ordinary shares, without giving effect to the subsequent share split, with a nominal value of € 35,429 thousand). The Acquisition was accounted for as a purchase. Accordingly, the purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values as determined by a court appointed expert. The excess of the purchase consideration (excluding incidental acquisition costs) over the fair value of the net assets acquired, as calculated under Italian GAAP, was allocated, first, to identifiable intangible assets (trademark and the Cagiva Group agreement not to compete) with the remainder to “goodwill”. The allocation of the total purchase consideration was as follows:

	Initial	Adjustments	Total

	(€ 000 Except share data)
Book value of liabilities in excess of assets acquired	(39,020)	—	(39,020)
Adjustments:
- Property, plant and equipment	19,847	—	19,847
- “Ducati” trademark	99,263	12,911	112,174
- Other intangible assets, principally goodwill	20,475	(2,034)	18,441

Total adjustments	139,585	10,877	150,462

Amounts owed to Cagiva Group, settled subsequently	(65,136)	(10,877)	(76,013)

Ordinary shares issued as consideration (thousand)	68,600	—	68,600

     The agreements relating to the Acquisition also provided for:

•	the placement of a portion of the cash consideration paid (€ 16,527 thousand) in an interest-bearing escrow in order to secure contractual adjustments to the purchase (held on trust by “Servizio Italia”);

•	a non-compete agreement, which has been valued at € 7,747 thousand, for a period of five years after the controlling shareholder has sold all of its interest;

-	a purchase price adjustment, subsequently established as € 2,034 thousand, in favor of the Company;

-	a contingent payment based on operating results, as defined, for 1997. In April 1997, Holding entered into an agreement with Motori Italia S.p.A. of the Cagiva Group for a payment of € 12,911 thousand in satisfaction of the contingent payment under the terms of the purchase agreement relating to the Acquisition.

     On July 30, 1998, the majority shareholders and other parties acquired the 49% interest held by Cagiva Group. Concurrent with this transaction, the Company entered into certain agreements with the Cagiva Group which provided for, among other matters, the release of the cash held in escrow (€ 16,527 thousand) and the settlement of a contingent payment due to Cagiva Group (€ 12,911 thousand) and amounts owed to the Company for the purchase price adjustment and other claims under the representation and warranty provisions of the Acquisition agreements (€ 4,395 thousand).

     On July 24, 1997, the Company, with a joint venture partner, established Gio.Ca.Moto International S.r.l. (“Gio.Ca.Moto”), based in Bologna, Italy. In September 1997, Holding acquired 50% of Gio.Ca.Moto, a business engaged in the design, distribution and sale of customized accessories. Pursuant to an agreement between the owners of Gio.Ca.Moto, Holding had, at that time, been assigned, unconditionally and irrevocably, the voting rights for an additional 1% interest, providing Holding with the majority voting interest in Gio.Ca.Moto. In addition, Holding controls the board of directors by virtue of selecting two representatives (of a total of four members) and appointing the chairman of the board who has an additional vote in case of deadlocks. Accordingly, the accompanying consolidated financial statements include the operations of Gio.Ca.Moto on a consolidated basis since the date of acquisition. Subsequent to December 31, 1999, and further to an agreement made during 1999, the Company completed the purchase of a further 49.9% of Gio.Ca.Moto for a total consideration of approximately € 904 thousand and increased its holding in Gio.Ca. Moto International S.r.l. to 99.9%.

     In connection with a re-organization of the Ducati distributorships, subsidiaries were formed (Ducati Motor Deutschland GmbH and Ducati France S.A. during 1997, Ducati Japan KK during 1998 and Ducati Benelux B.V. and Ducati U.K. Limited during 1999) to manage distribution directly in those markets, when the distributorship rights and inventories were acquired from the third party distributors; these subsidiaries are all wholly owned except for Ducati France S.A. which is 99.9% owned by Holding. Another subsidiary, Ducati Corse S.r.l., 99% owned, was formed in 1998 to manage motor racing activity.

     On October 24, 2000 by public deed no. 23,088/3,925 registered by notary public Iacopo Bersani, deposited on October 25, 2000 in the Bologna Companies Register, Ducati Motor S.p.A. was merged into its parent company Ducati Motor Holding S.p.A. The procedures relating to this operation have now been completed. The whole process, which began on March 3, 2000 with the approval of the merger plan, ended with the preparation of the merger deed on October 24, 2000. In compliance with the law on such matters, the surviving company took over, among other things, ownership of the equity investments held at that date by Ducati Motor S.p.A., namely:

•	100% Ducati North America Inc.;

•	99% Ducati Corse S.r.l.; and

•	40% H.P.E. High Performance Engineering S.r.l.

     From a statutory point of view, the effects of the merger took effect from November 1, 2000, being the day after the date on which the last registration required by art. 2504 sexies of the Civil Code was made, in accordance with paragraph 2 of art. 2504-bis of the Civil Code. This merger, which has been carried out in accordance with articles 2501 — 2504 sexies of the Civil Code, as modified by Legislative Decree 22 of January 16, 1991, will allow the Company to rationalize and centralize the Group’s finance and treasury functions, as well as to eliminate legal and administrative structures and related costs, charges and legal obligations. The merger also aims to transform the listed company into the Group’s main operating company.

     The process began with the merger plan being approved by the Boards of the two companies (art. 2501-bis C.C.) on March 3, 2000 and with the merger resolution approved by the shareholders’ meetings of Ducati Motor Holding S.p.A. on May 2, 2000 and Ducati Motor S.p.A. on May 5, 2000, as recorded in the Bologna Companies’ Register on July 12, 2000.

     Transactions carried out by the merged company, Ducati Motor S.p.A., have been recognized in the financial statements of the surviving company, Ducati Motor Holding S.p.A., with effect from 00.00 hours on 1 January 2000, in compliance with article 2404-bis paragraph 3 of the Civil Code. The aforementioned merger did not result in any accounting impact on the consolidated financial statements of the group.

     Considering the new opportunities offered by the Internet and the success of the MH900 Evoluzione, on 14 July 2000, the Company established a new Group company, “Ducati.Com S.p.A.”, now Ducati.Com S.r.l., whose present purpose has been previously indicated. The sole director is Federico Minoli.

     The Group has 100% control over Ducati.Com S.r.l., whose shares are held 99% by Ducati Motor Holding S.p.A. and 1% by Ducati Corse S.r.l.

1.c Summary of the significant accounting policies

Principles of preparation and consolidation

     The audited consolidated financial statements of the Company have been prepared for distribution to its shareholders in conformity with statutory reporting requirements and accounting standards issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (National Board of Public Accountants in Italy), and where these are not exhaustive, the Company has adopted standards issued by the International Accounting Standard Board (I.A.S.B.). Hereafter these have been identified as “Italian GAAP”. Italian GAAP differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of these differences and their approximate effects on net profit and shareholders’ equity is set forth in notes 29, 30 and 31. The financial statements have been reformatted from the original Italian statutory financial statement presentation to conform more closely with international presentation and include certain additional disclosures required by the U.S. Securities and Exchange Commission (“the SEC”).

     The consolidated financial statements include the financial statements of: Ducati Motor Holding S.p.A. and its majority owned subsidiaries, which are Ducati Corse S.r.l., Ducati North America Inc., Ducati France S.A., Ducati Motor Deutschland GmbH, Ducati Japan KK, Ducati Benelux B.V., Ducati UK Limited and Ducati.Com S.r.l. from their respective dates of acquisition. All significant inter-company balances and transactions have been eliminated on consolidation.

     Cash equivalents

     The Company considers all highly liquid debt securities with original maturity of three months or less to be cash equivalents. Certificates of deposit are valued at the lower of either cost or market value. Securities purchased under resale agreements are carried at spot value and include interest accrued.

     Accounts receivable and payable

     Receivables are stated at nominal value net of an allowance for doubtful accounts. When a receivable is factored with recourse, the corresponding amount is included as a trade receivable until the receivable is settled by the principal. Advances received from factoring companies are presented as a liability in the balance sheet. When a receivable is factored without recourse, the receivable is considered settled and is discharged as such.

     In December 2002, the Parent Company Ducati Motor Holding S.p.A. signed a contract, pursuant to Law 130/99, for the roll-over securitisation of trade receivables without recourse for a period of around five years.

     The information required to be disclosed by CONSOB communiqué no. DAC/RM/97003369 of 9/4/1997 on accounting for credit assignments is given below.

     The Company completed the first tranche of the securitisation operation on 30 December 2002; being a roll-over type operation, the other tranches will be completed in 2003 and subsequent years. The receivables were assigned, without recourse, to Ducati Desmo Finance 1 S.r.l. (“DDF1”), (a special purpose vehicle company set up specifically for this purpose in accordance with Law 130/99). DDF1 is owned by two Dutch foundations, Stichting Syros and Stichting Kea, in which the Ducati Group does not have any kind of interest, pact or agreement that might imply its classification as a related party. In this initial phase, DDF1 financed the purchase of the receivables by means of a bridge loan granted by IntesaBCI. During the course of 2003, DDF1 will finance itself by issuing bonds subscribed predominantly by Romulus Funding Inc. (“Romulus”), a finance company based in Delaware (U.S.A.). Romulus is wholly owned by Global Securitization Services LLC. The Ducati Group does not have any kind of interest in

Romulus or Global Securitization Services LLC, or pact or agreement that might imply that these entities are a related party. Romulus will finance the operation by issuing asset backed commercial paper that will then be placed on the financial market.

     The total nominal value of the assigned receivables, none of which had fallen due at 31 December 2002, the collected amount immediately and the deferred amount are the followings:

Million of Euro

Total nominal value of the assigned receivables	26.7
Amount collected	20.0
Amount deferred net of commission and exchange differences (€ 0.2 million)	6.5

     The nominal value of the assigned receivables is made up of receivables originally expressed in Euro (21.9 million), Australian Dollars (5.7 million) and Swiss Francs (2.3 million).

     Given that the securitisation is without recourse, the nominal value of the receivables assigned has been written off from trade receivables and accounted as cash and banks as far as the amount collected is concerned, and to receivables from DDF1 as far as the deferred amount is concerned. The receivables due from DDF1 at 31 December 2002 have been classified under trade receivables, both for a clearer comparison with the prior year and because the receivables assigned were trade-related. The effect of the securitisation transaction on the net financial position at 31 December 2002 amounts to € 20.0 million, equal to the amount collected. The initial costs of this roll-over securitization transaction, amounting to € 115 thousand, have been capitalised to deferred charges and amortised over 5 years, which is the transaction’s expected duration given that the quality of the portfolio transferred is considered high and therefore the risk that the roll-over securitisation transaction will be terminated in advance is considered unlikely.

     The foreign exchange gains (losses) and the commissions related to the securitization are accounted in the Statement of Operations.

     For Ducati Group, the securitisation transaction involves a risk of not collecting the deferred portion, which under the agreements between DDF1 and the bank that granted the bridge loan to DDF1, is deferred to after reimbursement of the loan and therefore subject to collection of the credits on the part of the vehicle company. This risk has been taken into account when calculating the allowance for doubtful accounts.

     Payables are recorded at face value, which is considered to represent their settlement value.

     Inventories

     Inventories are stated at the lower of cost, using the first-in, first-out method, and net realizable value. Work-in progress and finished goods are valued based upon annual average cost of production, which includes an allocation for general overheads.

     Property, plant, and equipment

     Property, plant, and equipment are stated at historical cost less accumulated depreciation. Maintenance and repairs are expensed as incurred; significant improvements are capitalized and depreciated over the useful lives of the related assets.

     Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The following table summarizes the annual depreciation rates of the Company’s property, plant and equipment:

Annual rate

Buildings	3-10%
Plant and machinery	10-22%
Industrial and sales tooling /equipment	25-30%
Other	10-25%

     Assets acquired during the year are depreciated at half the annual rate.

     Assets acquired under capital leases are recorded in accordance with International Accounting Standards, which requires that where the necessary conditions are met, such assets are recorded at the present value of minimum lease payments and the obligation under capital leases is recognized as a liability. The related assets are then amortized over their useful economic lives.

     Intangible assets

     Intangible assets are carried at purchase/acquisition cost and are amortized on the straight-line method over the estimated useful lives of the assets. The following table summarizes the estimated useful lives of the Company’s intangible assets:

Years

Incorporation and expansion costs	5
Research and development costs on specific product development projects	5
Concept costs	5-7
“Ducati” trademark	20
Goodwill	5-20
Non-compete agreement	5-7
Incidental costs of share offering	5
Software, patents and licenses	3-5

     The life of the non-compete agreement represents the estimated minimum non-compete period under the terms of the purchase agreement relating to the Acquisition.

     In addition to the above, intangible assets include leasehold improvements and debt issuance costs incurred in obtaining long term financing. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term and estimated life of the asset. Debt issuance costs are amortized under the residual balance method over the term of the related financing.

     Management periodically assesses the recoverability of intangible assets and, in cases where such an asset is deemed to have no remaining useful economic life, the carrying value of the asset is written off in full.

     Investments

     Investments in non-associated companies are carried at cost and are written down for any permanent impairment in value. Investments in associated companies are accounted for under the equity method.

     Income taxes

     Current income taxes payable by each of the individual companies included in the consolidation are calculated according to the tax regulations in force in the country where each company is based and are classified under income and other taxes payable. In addition, a provision is made for deferred tax liabilities of the individual companies, as well as those arising from consolidation adjustments, net of deferred tax assets where realization of the benefit is considered reasonably certain on the basis of the particular company’s trading and forecasted performance.

     Deferred taxes are calculated at the relevant local country tax rates in force at the balance sheet date, bearing in mind the period in which differences will presumably reverse, are reviewed annually to reflect changes in the economic circumstances of the companies and in the tax rates. Deferred tax assets and liabilities are accounted for in accordance with Accounting Principle No. 25, issued by the Italian Accounting Profession in March 1999.

     Revenue and cost recognition

     Revenues for motorcycle sales are recognized when title passes to the customer, usually the date of shipment to Ducati’s independent importers or dealers; in case of shipment to Ducati’s subsidiaries, revenues are recognized when title passes to the final customer. Revenues from services are recognized when services are rendered to the independent dealer or other third party. Costs are recognized on the accruals basis, with the costs of racing pilots and teams being recognized over the terms of their contracts.

     Advertising costs

     Advertising costs are expensed as incurred.

     Research and development

     Research and development costs, comprising principally the cost of personnel, materials and external consultants employed in that activity, are capitalized as an intangible asset for specific product development projects; otherwise, such costs are expensed as incurred under “cost of goods sold (excluding depreciation)”. Capitalized research and development costs for the years ended December 31, 2000, 2001 and 2002 amounted to € 8,626 thousand, € 13,307 thousand and € 16,529 thousand respectively; these include projects in progress not yet amortized at the year end. Expensed research and development costs for the years ended December 31, 2000, 2001 and 2002 amounted to € 4,116 thousand, € 3,893 thousand and € 4,879 thousand respectively.

     Concept costs

     Concept costs incurred in the development of the “Ducati” image are capitalized as an intangible asset and amortized on a straight line basis, depending on the nature of the cost, over estimated useful lives of five to seven years. Capitalized concept costs for the years ended December 31, 2000, 2001 and 2002 amounted to € 34 thousand, € 27 thousand and € 0 thousand, respectively.

     Employee benefit plans

     Leaving entitlements principally reflect the liability to employees in Italy when they leave their employment, calculated in conformity with current Italian legislation, and are based on a percentage of remuneration. The full amount of the employees’ vested benefits is accrued. The liability is adjusted on the basis of the official inflation. There is no funding requirement associated with this liability. Leaving entitlements charged in the years ended December 31, 2000, 2001 and 2002 amounted to € 1,758 thousand, € 1,954 thousand and € 2,298 thousand, respectively.

     Provision for risks and charges

     Provision for risks and charges are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

     Product warranty

     Product warranties are accrued based upon the estimated warranty cost per unit sold and recognized as part of “selling, general and administrative expenses (excluding depreciation)”. Product warranty expense for the years ended December 31, 2000, 2001 and 2002 amounted to € 9,664 thousand and € 8,505 thousand and € 11,111 thousand, respectively.

     Foreign currencies

     Transactions

     Foreign currency transactions are recorded at the exchange rates applicable at the transaction dates. Assets and liabilities denominated in foreign currencies are re-measured at exchange rates applicable at the balance sheet date unless the transaction has been hedged. The resulting gains and losses on current assets and liabilities are recorded in the statement of operations. The resulting net loss on long term assets and liabilities is recorded in the statement of operations, while a net gain is deferred and subsequently released as the underlying assets and liabilities become short-term. At the balance sheet date, assets and liabilities denominated in foreign currencies and hedged by means of a forward exchange contract are re-measured at the spot rates applicable at the date of the contract plus an additional amount for the portion of forward exchange premium recognized in the accounting period. The resulting foreign exchange gains and losses are recorded in the statement of operations.

     Translation

     The functional currency of the Company’s foreign subsidiaries is the respective local currency of that foreign subsidiary. The financial statements of the Company’s subsidiaries are translated into Euro based on:

—	the exchange rate at balance sheet date for assets and liabilities;

—	the historical exchange rate for share capital and equity reserves;

—	the average exchange rate in each period for statement of operations.

     The resulting translation difference is recorded as an adjustment to shareholders’ equity.

     Derivative financial instruments

     Interest rate swap agreements

     Interest rate swap agreements designated to change the interest characteristics of long-term debt are accounted for on an accrual basis. The interest differential between the amounts received and paid is classified as interest expense.

     Forward exchange contracts

     Gains and losses on forward exchange contracts are deferred where the contract is designated on stipulation to a commitment.

     The premium paid to acquire forward exchange contracts is recognized as an expense over the term of the contract; the amortized portion is recorded within foreign exchange gain/(loss) in the statement of operations and under accrued expenses and other liabilities in the balance sheet.

     Interest rate cap agreements

     An interest rate cap agreement designated as a hedge (i.e. to limit interest cost) of long-term debt is accounted for on an accrual basis. Amounts receivable under the agreement are recognized when due. Premium paid on the interest cap agreement is amortized over its respective term.

     Net profit/(loss) per share

     While, under Italian GAAP, the presentation of net profit/(loss) per share is not compulsory, the Company has elected to disclose net profit/(loss) per share on the face of the consolidated statement of operations.

     Net profit/(loss) per share is computed by dividing the net profit/(loss) by the number of ordinary shares outstanding at the year-end; the year-end number of shares is applied rather than the weighted-average number of ordinary shares outstanding during the year since, under Italian law, only shareholders at year-end are entitled to the dividend distribution for that year. The number of ordinary shares outstanding gives effect to the share split described in note 17; however this does not reflect the effect of incremental shares, if any, that would have been outstanding under the Company’s share option plans.

2. Cash and cash equivalents

     At December 31, cash and cash equivalents were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Bank and postal accounts	23,652	23,837
Cash on hand	21	95
Certificates of deposit and securities purchased under resale agreements	32	28

	23,705	23,960

     Certificates of deposit and securities purchased under resale agreements represent cash equivalents derived from ongoing treasury management activities.

3. Trade receivables, net

     At December 31, trade receivables, net, were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Trade accounts receivable-gross	102,349	86,230
Allowance for doubtful accounts	(4,322)	(4,188)

	98,027	82,042

     The decrease in the allowance for doubtful accounts in 2002 refers to collection of receivables mainly concerning foreign subsidiaries in particular due to Ducati North America Inc.

     The comparison between the two years of trade receivables is affected by the securitisation transaction described in the section of the notes on the accounting policies applied to receivables, to which the reader is referred. At 31 December 2002, the amount of receivables assigned without recourse through the securitisation transaction totals € 26.7 million.

     The amount due from DDF1 for € 6.5 million represents the deferred revenue of the securitisation transaction as at 31 December 2002; it is classified under trade receivables so as to provide a better comparison with the previous year, as the receivables assigned are trade-related.

4. Inventories

     At December 31, inventories were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Raw materials, ancillary materials and consumables	9,627	8,341
Work in progress	15,722	16,357
Finished products and goods, and spare parts	76,574	92,115
Allowance for slow-moving and obsolete inventory	(4,287)	(5,386)

	97,636	111,427

     The allowance for slow-moving and obsolete inventory primarily relates to spare parts, supplies of which are in general retained for a period of ten years subsequent to sale. As a result, the quantity of spare parts in inventory may be greater than requirements and an allowance has been established to cover the probable losses on such inventory. Starting from 2002, spare parts are classified under finished products so as to reflect better their main utilization, being destined for resale, while until 2001 they were booked under raw materials. For better comparability, the balances as at December 31, 2001 have been reclassified from raw materials to finished products for € 12,168 thousand.

5. Other current assets

     At December 31, other current assets were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
VAT receivable	2,763	3,768
Tax authorities	1,196	2,038
Suppliers	1,839	2,191
Other amounts receivable	496	1,074
Prepaid expenses	1,744	4,636

	8,038	13,707

     Receivables from the tax authorities mainly comprise withholding taxes on interest earned by the Company as well as corporation tax for those companies which have paid amounts in excess of their tax liability for the year. Receivables from suppliers comprise primarily advance payments on imports. Prepaid expenses mainly refer to insurance policies, directors’ remuneration, sponsorship contracts and prepaid bank charges and interest. Prepaid expenses include also a deferred loss of € 3,194 thousand relating to forward hedging contracts.

6. Property, plant and equipment, net

     At December 31, property, plant and equipment, net, were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Land and buildings
Cost	30,066	29,302
Accumulated depreciation	(4,586)	(5,298)

Net book value	25,480	24,004
Plant and machinery
Cost	21,770	28,288
Accumulated depreciation	(10,119)	(12,985)

Net book value	11,651	15,303
Industrial and sales tooling/equipment
Cost	27,528	42,299
Accumulated depreciation	(16,851)	(23,056)

Net book value	10,677	19,243
Other
Cost	7,841	9,730
Accumulated depreciation	(3,506)	(4,234)

Net book value	4,335	5,496
Construction in progress and payments	2,433	2,356

	54,576	66,402

     Property, plant and equipment include € 1,576 thousand for leasehold improvements. These improvements refer to a building involved in a sale and lease-back operation, as explained in the note “Leasing” and are amortized over their estimated useful life.

     Ducati Motor Holding S.p.A. and, starting from year 2002, its subsidiary Ducati Corse S.r.l. have entered into capital lease agreements for machines and machining centers and industrial building. The original cost of these assets amounted to approximately € 6,599 thousand at December 31, 2002 for machines and machining and € 23,622 thousand for industrial building.

Leasing

     As of 31 December 2002, the Group has entered into lease contracts relating to:

•	machinery and work stations; and

•	an industrial building for € 23,622 thousand.

     These assets have been recorded in the statutory financial statements of Ducati Motor Holding S.p.A. and its subsidiary Ducati Corse S.r.l. according to current Italian legislation, by which lease installments are charged to the statement of operations as incurred with the commitment for residual installments appearing in the “commitments and contingent liabilities”. The related assets are recorded among property, plant and equipment only when they are redeemed. This practice is in line with current fiscal legislation.

     As of 29 June 2001, the Parent Company completed a “sale and lease-back” transaction involving an industrial building. This refers to a part of a building complex used for production purposes located in Via A. Cavalieri Ducati 3, Bologna. The transaction involved selling the building at around book value to Locafit Locazione Macchinari Industriali S.p.A., a leasing company, for € 20,710 thousand, with a sale contract notarised by Iacopo Bersani (notary public) on 29 June 2001, repertory no. 24473/4192, and signing a lease contract with the same company. This contract has a duration of 8 years from the date it was signed.

     By way of consideration for the finance lease on the building, Ducati Motor Holding S.p.A. will pay Locafit SpA € 24,767 thousand plus VAT in 32 quarterly installments, as established in the contract. As indicated in the accounting policies, up to the audited consolidated financial statements for the year ended 31 December 2000, minor leases involving machinery and work stations were accounted for in the same way as in the statutory financial statements, given that they were in any case immaterial.

     As from the audited consolidated financial statements for the period ended 31 December 2001, the Group has chosen to use the recommended financial method for the consolidated financial statements, considering the importance of the sale and lease-back transaction. This method involves booking the leased assets and charging depreciation over their useful life in the same way as property, plant and equipment, at the same time booking the liability to the leasing company, and charging the financial expenses in the statement of operations on an accruals basis. The effect of adoption of this accounting principle has had an immaterial impact on the consolidated financial statements.

     Following the adoption of this method, minor lease contracts have also been accounted for in the same way.

7. Intangible assets, net

     At December 31, intangible assets, net, were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Incorporation and expansion costs	705	468
Research and development costs	19,370	21,416
Concept costs	185	77
Patents and rights on inventions	3,274	4,087
Licenses, trademarks and similar rights	82,402	76,825
Goodwill due to 1996 transaction	15,941	14,765
Non Compete agreement	2,411	1,378
Goodwill on consolidation	1,100	959
Deferred charges and advances	225	6,054
Incidental costs of share offering	4,195	2,311
Other	2,192	2,178

	132,000	130,518

     Incorporation and expansion costs relate principally to incidental costs of the incorporation of the parent company and the Acquisition. These are amortized on a straight-line basis over five years.

     Research and development costs relate to development of new models and engines and are amortized over five years from when incurred.

     Concept costs relate to costs incurred for the development of the “Ducati” image, and are amortized on a straight-line basis over a useful life of five to seven years.

     Patents and rights on inventions mainly consist of software licenses and the costs of patent rights maintenance. These are amortized on a straight-line basis over three or five years.

     As at December 31, 2001, this item included a writedown of € 1,720 thousand of Ducati.Com S.p.A.’s e-commerce software. This software, which was developed during the start-up phase, reflected an architecture suitable for on-line sales. This distribution channel was not doing enough business to support the costs of the site and its organization. For this reason, having also performed a critical analysis of the site’s utilization and level of obsolescence, the Group prudently carried out an extraordinary writedown of the net book value based on a permanent impairment of value, also considering the change in Ducati.Com’s business purpose. This writedown has been recorded in the consolidated statement of operations under “amortization of intangible assets”.

     Licenses, trademarks and similar rights represent principally the purchase of the ‘‘Ducati’’ trademark in the Acquisition. This item, in previous years, was reduced by € 465 thousand on the sale of the “Moto Morini” trademark, which had been purchased at the Acquisition, and sold at a small loss.

     During 2000, the Parent Company took advantage of Law no. 342 of November 21, 2000 on the revaluation of assets, in order to restate the value of its trademark in its statutory accounts. The purpose of this law is to allow companies to bring the book value of certain assets to fair value, and the revaluation can be applied to assets of the same category as assets shown in the financial statements as of December 31, 1999. During 2000, the Parent Company restated the historical cost of its trademark without adjusting accumulated amortization, as permitted by the Italian Treasury in its circular of November 6, 2000.

     The amount of the revaluation, € 29,924 thousand, was confirmed by an independent expert opinion. Upon revaluation, the net book value of the trademark in the statutory financial statements is same as the net book value of the trademark in the Company’s audited consolidated financial statements, where the trademark has always been amortized over an estimated useful life of 20 years. The higher book value in the statutory financial statements resulting from the revaluation is recognized for national and regional income tax purposes (Irpeg and Ilor) in 2000, the year in which the revaluation was made. The Company has therefore calculated amortization for statutory and fiscal purposes on the trademark’s new restated value. The increase in valuation, net of the related substitute tax of € 5,686 thousand, has been included in a special reserve.

     The resulting impact on the 2000 audited consolidated financial statements of the revaluation of the trademark was an increase of € 5,686 thousand in current taxes due for the substitute tax to be paid on the revaluation, a decrease of € 12,353 thousand in deferred tax liabilities previously recorded on the temporary difference between the trademark value on the consolidated financial statements and the value for fiscal purposes, and an increase of € 6,658 thousand in other non-operating income.

     Amortization on trademark has been calculated in the audited consolidated financial statements over a period of 20 years. The useful life of the “Ducati” trademark is difficult to determine with accuracy as it is dependent on the expected life and development of the business, even though these are forecast to span over a long period of time. For this reason, amortization has been calculated over 20 years, which is the maximum period currently allowed under Italian accounting principles for the amortization of intangible fixed assets such as trademarks.

     Goodwill

     Relating to the 1996 transaction: this represents the additional value attributed at the time of the Acquisition to the ‘‘Ducati’’ business in excess of the identifiable assets and liabilities of the Predecessor Business and as adjusted for certain related costs incurred after the Acquisition. The useful life of this goodwill is difficult to determine with accuracy as it is dependent on the expected life and development of the business, even though these are forecast to span over a long period of time. For this reason, amortization has been calculated over 20 years.

     Goodwill on consolidation: € 1,291 thousand was incurred in 1998 when the distribution networks in France and Germany were acquired; this is being amortized over a period of 15 years, according to expected useful economic life. Goodwill of € 91 thousand was incurred in the year ended December 31, 1999 when the distribution network in the Benelux countries was acquired; this is being amortized over a period of 5 years, its expected useful economic life. The increase of € 152 thousand during the year ended December 31, 2000 relates to the goodwill paid for the acquisition of the UK sales network, to be amortized over 3 years. This item also includes € 129 thousand of goodwill of Gio.ca Moto International S.r.l. (now merged with Ducati Motor Holding S.p.A.) which is being amortised over 5 years.

     Non compete agreement: a non-competition agreement was signed by the Parent Company and the holding company of the Cagiva Group in connection with the acquisition of the Ducati business in 1996. This amount is being amortised on a straight line basis of 7 years and 6 months and amounts to € 1,378 thousand at December 31, 2002, net of accumulated amortization.

     Deferred charges and advances at December 31, 2002 relate to research and development capital work in progress of € 5,599 thousand and other advances for € 495 thousand.

     Incidental costs of the share offering, comprising underwriters’ discounts, commissions, consultant/auditor fees and other offering expenses, are being amortized for a period of 5 years from the date that the Company listed for trading on a public stock exchange.

     Other intangibles include the costs of obtaining long-term loans from credit institutions. At December 31, 1999, other intangibles included debt issuance costs of € 3,029 thousand incurred for the Credit Agreement in July 1998 (see note 10), which was being amortized over the period of the Credit Agreement according to the residual balance method. After extinguishing this loan on May 31, 2000, the residual amount of € 1,894 thousand has been written down and recorded under “Other write downs of fixed assets” for the period ended December 31, 2000.

     This item also includes € 335 thousand relating to bank commissions incurred for the notes issued by the Parent Company on May 31, 2000, with maturity on May 31, 2005. The cost is being amortized on a straight-line basis over the life of the bond which is scheduled to be repaid in a lump-sum on May 31, 2005.

Other intangible assets are amortized on a straight-line basis over 3, 5 and 7-year periods.

8. Equity investments

     At December 31, equity investments were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Associated companies:
Other Shareholdings:
ANCMA—Associazione Nazionale Costruttori Motocicli e Accessori (National Association of Motorcycle Constructors)	1	2
Consorzio Diamante	—	10

	1	12

9. Other long-term assets

     At December 31, other long-term assets were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Credit Link	15,000	15,000
Prepaid tax payments on employees’ leaving entitlement	260	198
Other long-term assets	350	418

	15,610	15,616

     Credit Link. During 2001, Ducati Motor Holding S.p.A. initiated a financial operation called “Credit Link” for € 15.0 million which is strictly connected to the issuance of the Bond Loan and in particular, to the risk of default on this loan. The risk of default refers to the non- performance by Ducati Motor Holding S.p.A. of financial obligations related to the loan up to a maximum of € 15.0 million. This transaction, the purpose of which is to maximize the benefit of liquid funds generated during 2001, was formalized by acquiring a bond issued by the Dutch subsidiary of Banca Nazionale del Lavoro, which yields an annual deferred coupon of 5.89%. It was issued on 31 July 2001 with expiry on 31 May 2005. Maturities of the Credit Link and related interest instalments are tied to those of the Bond Loan.

     Prepaid tax payments on employees’ leaving entitlements relate to payroll taxes prepaid on the entitlements accrued at the balance sheet date, as per Act 28/05/97 no.140 implementing Law-Decree D.L. 28/03/97 n.79.

     Other long-term assets mainly consist of deposits for rented properties and utilities.

10. Borrowings

     At December 31, short-term bank borrowings were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Revolving credit facility	38,858	39,287
Other	12	6

	38,870	39,293

     At December 31, long-term debt was comprised as follows:

	December 31,	December 31,
	2001	2002

	(€ 000)
Current portion	2,270	3,230
Non-current portion	91,000	91,000

	93,270	94,230

     At December 31, 2002 the amounts due to banks within 12 months was € 39,293 thousand. This relates for € 39,287 thousand to the bank borrowings of Ducati Motor Holding S.p.A., the Parent Company, specifically for a short term loan from Banca Commerciale Italiana, and for € 6 thousand to Ducati U.K. Ltd.

     On May 31, 2000, DMH issued notes in the aggregate principal amount of € 100 million. The notes, which mature on May 31, 2005, bear interest at a fixed rate of 6.50% per annum, with the total principal amount being repayable at maturity. The net proceeds to DMH from the sale of the notes was € 99,186,000 after deduction of the issue price discount and the combined management and underwriting commission and the selling concession. Proceeds of the notes were used to prepay in full all amounts owed under the Credit Agreement. As a result, the Credit Agreement has been terminated. The terms and conditions of the notes do not include any financial coverage ratios or performance covenants, but do limit the ability to create liens on assets to secure (i) indebtedness represented by bonds, notes, debentures or other negotiable instruments or (ii) any guarantee of such indebtedness. Events of default under the terms and conditions of the notes, which would entitle the note holders to declare the notes to be immediately due and payable, include, but are not limited to, failure to pay interest or principal under the notes when due, failure to comply with any obligations under or in respect of the notes, failure to pay other indebtedness when due, acceleration of other indebtedness and the occurrence of certain bankruptcy or other insolvency events.

     The notes are listed on the Luxembourg Stock Exchange and were sold exclusively to institutional investors in Italy and abroad, excluding the United States of America.

     On May 18, 2001, Ducati Motor Holding S.p.A. repurchased two tranches of this bearer bond on the market at a nominal value of € 4 million and € 5 million respectively with payment taking place on May 23, 2001. The first tranche of € 4 million was purchased at € 101.23, with a purchase discount of € 49,200; the second tranche of a nominal € 5 million was purchased at € 101.25, with a purchase discount of € 62,500. The Company has cancelled these securities, so the bond loan is shown net of this repurchase.

     This transaction represents the partial and advance use of the money which Ducati Motor Holding S.p.A. obtained via the property sale and lease-back operation completed on June 29, 2001; by means of this operation (see footnote on “Leasing”), Ducati Motor Holding S.p.A. liquidated part of its property and then used the funds to finance its medium-term requirements at an interest rate which was more favorable than the rate applicable to the bonds. (See footnote 9 in connection with the “Credit Link” operation).

     Up to December 31, 1999, costs incurred to obtain the 1998 loan were included in other intangible fixed assets. Such costs were amortized over the life of the loan, according to the residual balance method. After extinguishing this loan on May 31, 2000, the residual part was written down by € 1,894 thousand and recorded under “Other write downs of fixed assets”.

     All hedging contracts were unwound upon repayment of the long term borrowing; as a result, € 2,705 thousand was recorded as interest income for the period ended December 31, 2000, as described in note 25. At December 31, 2001 and 2002, the Company did not have any hedging contracts relating to long term debt, since the medium/long-term debt position is entirely denominated in Euro and is not subject to any significant interest rate change risk.

     Current portion on long-term debt and other short-term borrowings at December 31, are detailed below:

	December 31,	December 31,
	2001	2002

	(€ 000)
Short-term borrowing with Banca Commerciale (DMH)	38,858	39,287
Current portion of the term loan	2,270	3,230
Other	12	6

	41,140	42,523

11. Accounts payable—trade

     At December 31, accounts payable to suppliers were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Accounts payable to Italian suppliers	24,171	29,454
Accounts payable to foreign suppliers	15,482	18,118
Accrued invoices (mostly due from Italian suppliers)	47,096	47,540

	86,749	95,112

12. Accrued expenses and other liabilities

     At December 31, accrued expenses and other current liabilities were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Advances received	2,957	2,806
Social security payable	2,347	2,415
Other liabilities	6,722	6,074
Accrued expenses	4,737	4,850

	16,763	16,145

     Other liabilities mainly represent amounts due to employees and advances received from customers for future purchases of the MH900 and 996R motorcycles. These advance bookings were taken through the Company’s website. The considerable decrease is almost totally due to reimbursement of these advances on completion of the sales.

     Accrued expenses include the extraordinary remuneration authorized by the Compensation Committee and confirmed by the Board of Directors in favor of beneficiaries, among whom the Chairman and Managing Director. This remuneration is to be paid in a lump-sum on February 14, 2003 and accrues from February 14, 2002 to February 14, 2003, with € 1,048 thousand being the accrual for the period.

     As of December 31, 2002 interest of € 3,450 thousand on the notes issued on May 31, 2000 has also been accrued, as more fully explained in note 10. The interest accrual has been calculated in accordance with the terms and conditions of the note agreement, namely a coupon rate of 6.5% per annum.

     This balance also includes deferred income for the grant received by the former subsidiary Ducati Motor S.p.A., now merged with Ducati Motor Holding S.p.A., from the Ministry of Industry under Law 140 by way of automatic incentives for innovation. The full amount of the grant, € 421 thousand, has been booked as other income for 2000, with deferral of the portion relating to subsequent years.

     This item includes also € 57 thousand related to contributions recognized to Ducati Corse S.r.l. by the Ministries of Education, University and Research and relates to contracts between Ducati Corse S.r.l. and the universities of Padua, Bologna and Perugia. These contributions represent 60% of costs incurred and are shown under “other income and revenues” and deferred for the portion pertaining to the amortization period.

13. Provisions for risks and charges

     Provisions for risks and charges include provisions for the following:

     Product warranty for € 11,925 thousand at December 31, 2002 (2001: € 12,130 thousand) are estimated on the basis of both the cost for material and labor historically incurred for warranties for each model sold to the end market over the last 24 months, and the expected cost of recall campaigns.

     Legal actions for € 23 thousand at December 31, 2002 (2001: € 142 thousand) mainly relate to damages claimed by the Company’s former Belgian distributor for termination of the distribution agreement. In September 1998, the Belgian courts passed judgment in favor of the former Belgian distributor for the payment of damages amounting to € 1.3 million. Ducati Motor S.p.A. appealed against the decision on September 21, 1998. In the meantime, the distributor sequestered motorcycles to the approximate value of € 775 thousand, for which a provision for legal action was made as of December 31, 1998. The provision was reduced by € 428 thousand during the year ended December 31, 1999, following developments in the case. In particular, 106 Ducati motorcycles that had been confiscated in Belgium were auctioned and their book value of € 419 thousand was discharged from inventories. The proceeds from the auction were credited to the former Belgian distributor, the opposing party in dispute. The Belgian courts subsequently reversed this first decision on appeal. The Company has not recorded the amounts due from the former Belgian distributor as the probability of recovering the auction proceeds seem remote. During the course of 2001, the reserve was adjusted by €322 thousand. The provision as of 31 December 2002 is deemed to be adequate.

     The Ducati Group is also party to a legal dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor S.p.A. decided not to sponsor Virginio Ferrari Racing in the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on Ducati Motor S.p.A. for a claim of around € 6,714 thousand (Lire 13 billion) in damages suffered by Virginio Ferrari Racing and by Mr. Virginio Ferrari following the alleged failure of Ducati Motor S.p.A. to honour its supposed obligation to sponsor the racing team for three years. The Ducati Group is of the belief that the claim is unfounded and consequently has not made any provision in the consolidated financial statements as of 31 December 2002.

     The Ducati Group is party to various claims and legal actions arising in the ordinary course of business. We do not believe that any litigation to which we are a party is likely, individually or in the aggregate, to have a materially adverse effect on our business, financial condition or results of operations. In particular:

     Legal action by a former manager amounts to € 143 thousand at December 31, 2002 (2001: € 181 thousand) and relates to a provision by Ducati North America, Inc. in connection with a legal action initiated by a former manager of the Cagiva Group seconded to Cagiva North America, Inc. (now Ducati North America, Inc.). Ducati Motor Holding S.p.A. is also involved in disputes with the same former manager of the Cagiva Group. However, no significant liabilities are expected as a result of these disputes based on available information and the opinion of the Company’s legal advisors.

     Legal risks provided by a German subsidiary amounts to € 109 thousand at December 31, 2002 against a dispute with a dealer.

     Legal action by Mike Hailwood amounts to € 375 thousand. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. have been called before the New Jersey District Court by the widow of the famous motorcyclist Mike Hailwood, acting presumably as trustee of his estate. Mrs Hailwood maintains that as the Company sold a model called the MH900e, using Mike Hailwood’s initials as a tribute to his memory and his career, we violated the brand licence that protected his name and initials, both of which belong to Hailwood’s estate. Mrs Hailwood has asked for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company using Mike Hailwood’s name and initials any more. At 31 December 2002, a proposal was being formalised between the company and Mrs Hailwood in order to settle this dispute. This agreement envisages paying the other party an amount of € 375 thousand to settle this dispute, in addition to agreements concerning future collaboration with her son, D. Hailwood.

     Movements in the total of provisions for risks and charges for the periods presented were as follows:

	Short-term portion	Long-term portion	Total

	(€ 000)
December 31, 2000	10,078	3,305	13,383
Increases	8,642	—	8,642
(Decreases)	(9,556)	—	(9,556)
Foreign exchange net	(16)	—	(16)

December 31, 2001	9,148	3,305	12,453
Increases	7,831	3,998	11,829
(Decreases)	(8,128)	(3,305)	(11,433)
Foreign exchange net	(274)		(274)

December 31, 2002	8,577	3,998	12,575

     The decrease in 2002 of € 11,433 is primarily due to utilization of the warranty reserve. The long-term portion is composed of € 3,998 thousand for the non-current portion of the provision for product warranties.

14. Income and other taxes payable

     Income and other taxes payable mainly include the income, property and other non-income taxes due by each company in the Ducati group and withholdings of tax made by the Company yet to be reimbursed at the balance sheet date.

15. Employees’ leaving entitlements

     The movements in this account, which primarily relates to the entitlement under Italian law as outlined in note 1, were as follows:

	December 31,	December 31,
	2001	2002

	(€ 000)
Balance at the beginning of the year	4,775	5,719
Charge for the year	1,954	2,298
Foreign exchange, net	(10)	(13)
Payments	(1,000)	(878)

Balance at the end of the year	5,719	7,126

16. Other long-term liabilities

     At December 31, other long-term liabilities were comprised of the following items:

	December 31,	December 31,
	2001	2002

	(€ 000)
Other finance obligations	19,485	17,792

     The decrease as of December 31, 2002 is due to the lease installments repayment falling in the year 2002. This item includes payables maturing beyond December 31, 2007 of € 4,838 thousand.

17. Shareholders’ equity

Share capital

     The share capital of the Parent Company, Ducati Motor Holding S.p.A., as of 31 December 2002 amounts to € 82,420,500.76, unchanged versus December 31, 2001.

Share premium reserve

     The share premium reserve, detailed below, as of December 31, 2001 amounted to € 21,316 thousand and € 19,879 thousand as of December 31, 2002. The gross value of the share premium reserve has been formed over the years as follows:

	Par value	Share premium	Total

Balance at 31/12/2000	9,437	23,566	33,003
15/03/01
Allocation to accelerated depreciation reserve		(1,735)	(1,735)
14/05/01
Conversion of share capital into euro	561	(561)	0
Shares for Stock Option plan	119	46	165

Balance at 31/12/2001	10,117	21,316	31,433

07/03/02
Allocation to accelerated depreciation reserve		(1,437)	(1,437)

Balance at 31/12/2002	10,117	19,879	29,996

     The decrease compared with the previous year of € 1,437 thousand is due to the booking of accelerated depreciation for 2001 using the so-called “recommended method”, relating to the part in excess with respect to the net profit for the year to be allocated to reserves.

     At December 31, 1999, the shareholders have authorized a share capital of up to 165,148,148 shares, including future split share capital increases excluding “pre-emptive” rights, to service 8,148,148 share options granted under the 1997 Plan described in note 18 (approved on the extraordinary shareholders’ meeting of Ducati Motor Holding S.p.A. held on September 7, 1998). Subsequently, at a meeting on May 2, 2000, the shareholders authorized the issuance of up to 12,000,000 shares, excluding preemptive rights, in connection with the granting of stock options in the years 1999 through 2002 under the 1999 Plan, as described in note 18.

     Furthermore:

•	the by-laws of the Parent Company provide that the Board of Directors is authorized to resolve, by majority vote of its members, a share capital increase of up to € 25,822,845 (Lit. 50,000,000,000) by one or more issues of ordinary or preference shares to be offered to the Company’s shareholders by August 30, 2003, with the power to establish the issue price on each occasion, including any premium for the shares and the date from which they carry dividend rights.

•	the shareholders at the extraordinary meeting of September 7, 1998 voted to grant the Board of Directors the power to issue in one or more blocks, but in any case by and not beyond August 30, 2003, bearer or registered bonds (convertible or non-convertible) and/or warrants, up to a maximum amount equal to the subscribed and paid-in share capital, shown in the latest financial statements to be approved at the date of the Board of Directors’ meeting approving the bond issue in question. This amount may be increased, pursuant to the resolution of the Inter-ministerial Committee on Credit and Savings on March 3, 1994 adopted on the basis of article 11 of Decree 385/93, if the Company’s shares are traded on a regulated market at this date, by the amount of any equity reserves shown in the same financial statements, and in the case of an issue of convertible bonds or with warrants, with the further restriction resulting from the conditions set out below. The Board of Directors was granted the widest power to establish the bond’s issue price and all its conditions on each occasion, including the exchange ratio, the period and the procedures for converting convertible bonds and all the conditions for exercising the warrants. The Board of Directors was also granted the power to determine the extent and all the procedures for the capital increase destined to cover any conversion of these bonds and the exercise of these warrants, but with the limitation that such an increase may be approved by the Board of Directors using the power to increase share capital granted it exclusively under article 7.2 of the by-laws, and so respecting the maximum amounts and all the terms indicated therein, such that the Board of Directors may not authorize any other capital increase, other than that authorized under article 7.2 of the by-laws.

At December 31, 2002, the following entities held an interest in the Parent Company in excess of 2% of the issued share capital:

	Number of share	%

TPG Motorcycle Acquisition, L.P.	52,657,750	33.22%
Harris Associated L.P.	11,866,649	7.49%
Giorgio Seragnoli	7,815,692	4.93%

     Other reserves

     The Company has certain other reserves, comprised of:

	December 31,	December 31,
	2001	2002

	(€ 000)
Legal reserve	188	287
Statutory reserve	146	146
Extraordinary reserve	2,820	2,820
Revaluation reserve Law 342 (see note 7)	24,238	24,238

	27,392	27,491

     These reserves have been allocated or reclassified from retained earnings and share premium to provide a more appropriate presentation of the Company’s shareholders’ equity.

     Reconciliation of statutory net profit / (loss) and shareholders’ equity of Holding to consolidated net profit / (loss) and shareholders’ equity

     The statutory financial statements of the Parent Company, stated in accordance with Italian civil and tax law, indicate distributable reserves which differ from retained earnings / (losses) as presented in these consolidated statements. The principal adjustments made in the consolidation of Holding and its subsidiaries are shown in the following reconciliation of net profit/(loss) and shareholders’ equity as reported in the statutory financial statements of the Parent Company to those reported in the consolidated financial statements for the years ended December 31, 2001 and 2002.

	Net profit		Net profit
	for the year		for the year
	ended	Shareholders' equity	ended	Shareholders' equity
	December 31,	at December 31,	December 31,	at December 31,
	2002	2002	2001	2001

	(€ 000)
Per the statutory financial statements of Holding	(2,955)	132,161	1,973	135,116

Adjustments to conform with Company accounting principles	(525)	209	645	814
Elimination of tax-driven items	2,968	46,215	14,929	43,247
Elimination of unrealized inter-company profits	1,503	(9,440)	(2,388)	(10,943)
Higher (lower) value of consolidated investments with respect to their carrying value	5,535	3,334	(772)	(878)
Other	1,679	1,870	2,126	169
Tax effects recorded on the consolidation adjustments	(1,680)	(14,608)	(5,960)	(12,928)

Total consolidation adjustments	9,480	27,580	8,580	19,481

Shareholders’ equity and net profit (loss) of the Company as per consolidated financial statements	6,525	159,741	10,553	154,597

18. Commitments and contingent liabilities

     The Company had, at December 31, certain other commitments, comprised of:

	December 31,	December 31,
	2001	2002

	(€ 000)
Guarantees (1)	224	511
Forward exchange contracts (2), (3)	116,536	81,574
Contractual commitments (4)	—	2,146

Total	116,760	84,231

(1)	At December 31, 2002, this amount included guarantees in favor of SNAM for the supply of natural gas (€ 36 thousand), and of Thermal for leasing agreements (€ 188 thousand)

(2)	Hedges against receivables and sales orders principally in US dollars, Japanese yen and pounds sterling.

(3)	At nominal value (see note 10)

(4)	The caption relating to “Contractual commitments” refers to a contract signed by the subsidiary Ducati Corse S.r.l. which provides for commitments that have been delayed; if they are not met, this would give rise to liabilities versus the other party to the contract. Based on the current outlook, the Group is of the opinion that it will definitely be able to meet these commitments without creating any liability.

     On 27 June 2002 Holding reached a settlement with an importer, giving rise to a liability shown under other payables at 31 December 2002 of € 500 thousand and a commitment on the part of Ducati Motor Holding S.p.A. to buy back by 31 December 2003 the inventory of original Ducati spare parts held by the importer as of 31 December 2003 at their current market value. The commitment relates solely to products shown in the official Ducati price list at 31 December 2003. At 31 December, 2002, the Company does not expect a significant liability to arise related to this commitment.

     During 1999, the Company’s Compensation Committee approved an end of mandate entitlement of US$1,200,000, which would be payable to Mr. Minoli if not re-appointed as Chairman of DMH or dismissed from office for reasons other than just cause (“giusta causa” or “giustificato motivo soggettivo”) before the officer’s 60th birthday.

     Subsequent to December 31, 1999, the Compensation Committee of the Company approved a special termination indemnity equal to € 775 thousand for Mr. Di Biagio, to be paid by the Company if he is removed as managing director or is not reappointed for reasons other than just cause before his sixtieth birthday. Furthermore, the Board of Directors also approved the Compensation Committee’s proposal for an extension to the retention bonus granted to certain senior officers, for another 3 years as approved by the Committee on February 14, 2002. The amount will be based on the annual percentage increase in measures of the Company's financial performance for 2002, 2003, and 2004, and will only be paid if the managers concerned (including the Chairman and the Managing Director) are still working for the Company 12 months after the approval of the consolidated financial statements (see note 12 for the related liability accrued at December 31, 2002). Upon termination by the Company of their employment for reasons other than just cause, the Company is obligated to pay such officers three times the amount they are entitled.

First Stock Option Plan

     On 7 September 1998, the extraordinary shareholders’ meeting of Ducati Motor Holding S.p.A., approved, among other things, a stock option plan (the “1997 Plan”) by means of a split capital increase excluding pre-emption rights, pursuant to article 2441 of the Italian Civil Code, of up to Lire 8,148,148,000 at par, to be issued in one or more separate annual tranches by and not beyond 4 August 2007. The maximum number of new ordinary shares to be issued is 8,148,148 with par value Lire 1,000 each and a share premium of Lire 400 each. They are to be offered exclusively to DMH’s then managing director and certain senior officers and independent consultants of the Company (the “Beneficiaries”) within a stock option plan as described below, The list of beneficiaries, the exact number of newly-issued ordinary shares attributed, the relevant dates of maturity and subscription rights, were approved by the Board of Directors on 4 August

1998 and included in the Company’s official corporate records. Given the particular circumstances relating to this capital increase, the long period established for its implementation and the fact that it is nevertheless divisible, this share capital increase is considered to be completed, for all legal purposes, year by year for the amount which is effectively subscribed each year, with a consequent updating of the related article in the articles of association and acquisition of voting and dividend rights for the new shares issued.

1997 Plan

	Year ended December 31, 2002

	Number of shares	Exercise price	Market price

		€	€
Options outstanding at December 31, 1999	7,140,741	0.723	2,562
Options granted in period	—	—
Options exercised in period	309,000	0.723

Options outstanding at December 31, 2000	6,831,741	0.723	1,965

Options granted in period	—	—
Options exercised in period	229,000	0.723
Options forfeited in period	65,148

Options outstanding at December 31, 2001	6,537,593	0.723	1,804

Options granted in period	—	—
Options exercised in period	—	—
Options forfeited in period	—
Options outstanding at December 31, 2002 (to be exercised by 2007)	6,537,593	0.723	1,797

Of which exercisable	115,778	0.723	1,797

     In the opinion of the Directors, to the best of their knowledge, the 1997 Plan will not give rise to any liabilities for the Company since the Company will deliver shares in settlement of share options under an approved share capital increase. As a result, no provision was made in these financial statements.

     The regulations of the 1997 Plan provide for the following:

     Attribution of rights to subscribe to the Company’s ordinary shares. Subscription rights to the Company’s ordinary shares (as “assigned” above to the beneficiaries) (the “rights”) accrue (i.e. the individual beneficiary accrues the right to exercise the option, in accordance with the conditions set out in the paragraph below) as of 31 December 2001. The extraordinary shareholders’ meeting held on 7 September 1998 also passed resolutions concerning the rules on cessation and transfer of the rights.

     “Exercising” the Rights. Without prejudice to the expiration of the Rights provided by the Plan, once accrued, the Rights may be exercised, wholly or partially (and so, the beneficiary may subscribe and pay up all or part of the ordinary shares offered for subscription), on the occurrence of one of the following events: (a) at the time of approving the Company’s financial statements for the 2003 financial year; or (b) when the Company TPG Acquisition L.P. ceases to possess, directly or indirectly, at least 41% of the Company’s fully subscribed and paid-in share capital (in this case, the rights maturing by that date may be exercised in proportion to the percentage of subscribed and paid-in share capital that TPG Acquisition currently holds, directly or indirectly, in the Company, putting the percentage corresponding to the 41% above, equal to 100% for the purposes of the related calculation).

     After the occurrence of the events indicated in letters (a) or (b) above, the Beneficiaries may exercise the Rights that they have matured, notifying the Company during the period between the date the shareholders approve the annual financial statements and 30 days thereafter, and in any case not beyond 4 August 2007. Following the transfer by TPG Acquisition of its stake when the Company was listed on March 1999, 20% of the accrued rights become exercisable, of which 1,500,963 were exercised.

     In the event that the shares are not quoted at the time the options are exercised or the Company simply intends to fulfil its liability by disbursing cash, the beneficiaries will receive this cash payment for an amount equal to the difference between the market value per share (calculated on the basis of the EBITDA shown in the latest approved financial statements prepared according to the US accounting principles, multiplying by 5.0 less the net debt and then divided by the number of shares outstanding at the date when the Options are exercised) and the strike price, multiplied by the number of options matured and exercised. Should the Company settle in cash, in full or in part, the liabilities deriving from the exercise of the Options, the Company will pay any additional amount to guarantee that the value received from the beneficiary (net of the relevant income taxes) is not lower than the net value he would have received if the Company had decided to give Shares and (where possible pursuant to applicable tax laws) if the beneficiary had timely sold them on the market.

Second Stock Option Plan

     In addition, in order to reward the results achieved and at the same time to give the Company’s management an incentive, the Compensation Committee passed a resolution on 6 September 1999 (ratified by the Board of Directors at their next meeting on 13 September) laying down the details of a Stock Option Plan including stock appreciation rights, with the following main characteristics:

     a) the beneficiaries of the plan are the executive directors and managers (whether employees or consultants and independent professionals) of the Company and its subsidiaries as identified by the Compensation Committee, without prejudice to compliance with the provisions of art. 2389 of the Italian Civil Code;

     b) the beneficiaries under the terms below are offered rights that allow them to subscribe or acquire ordinary shares in the Company, if it continues to be listed on the Stock Exchange and upon approval of the Shareholders’ Meeting in order to increase the share capital or to purchase parent company shares; or an equivalent amount cash if there is not such resolution or in case the Company is not listed; or a combination of these two factors;

     c) the number of Options to be attributed every year is fixed by the Board of Directors. Starting from 2002, the Options can be attributed to the beneficiaries by the Compensation Committee or by the Board of Directors, pursuant to article 2389.2 of the Italian Civil Code, with a resolution to be passed within 60 days from the date of approval of the Company’s preliminary consolidated the income statement and balance sheet for the prior fiscal year (the “Consolidated Financial Statements”). The maximum number of Options to be assigned in a single year cannot exceed 2% of the Company’s share capital represented by outstanding shares (the “Shares”). In 2002, the Board decided to grant Options representing approximately 2.5% of DMH’s share’s capital due to the prior expiration of 1,190,638 unexcercised Options under the plan before 2002;

     d) the Options attributed accrue in three equal instalments, unless decided otherwise by the Board of Directors or by the Compensation Committee, with an annual frequency, starting on 31 December of the year immediately following the year of attribution; these Options can be exercised by the beneficiaries from year to year, by sending a communication to the Company within 30 days of the date of approval of the most recent Consolidated Financial Statements. As concerns the Options relating to 1999, 2000 and 2001, this communication must be sent within 30 days from the approval by the Board of Directors of the Company’s Consolidated Financial Statements and the Report on Operations for the prior fiscal year. The options will become null and void if they are not exercised within 7 years of assignment;

     e) At the meeting held on 3 March 2000, the Board of Directors resolved to make an amendment to the Plan as adopted by the Compensation Committee in September 1999 in light of the changes that have taken place in the tax regulations governing income from employment, with specific reference to stock option plans. It has been laid down that for the purpose of calculating the Strike Price (as defined in the Plan), the value of the Shares which from now on is defined as the value of the Company’s ordinary shares at the date of the offer of the related Options calculated on the basis of the tax rules in force at the date of the offer (but without prejudice to the provision of the Plan according to which the Strike Price cannot be lower than the consolidated net equity per share at the date that the beneficiaries exercise their Options). We would point out that the value of the Shares according to current tax rules is determined on the basis of a straight average of the prices posted on the Stock Exchange in the last month prior to the offer (the Finance Minister has clarified that “last month” should be understood as the period that goes from the day of reference (i.e. the day on which the Options are allocated) to the same day of the previous calendar month), while the previous text of the Plan made reference to the “the average market price of the Shares on the Stock Exchange during the six months prior to the month of allocation”.

     An amendment is therefore needed to avoid the setting of the Strike Price in a way that does not comply with the tax rules unintentionally generating taxable income in the hands of those beneficiaries who, being employees, could otherwise take advantage of the tax exemption foreseen in art. 48.2.g-bis) of the Income Tax Consolidation Act. That amendment is applicable only to the Options subsequent to those attributed for year 1999.

     f) in the event that the shares are not quoted at the time the options are exercised, the beneficiaries will receive this cash payment for an amount equal to the difference between the Market Value per Share (calculated on the basis of the EBITDA shown in the latest approved financial statements based on, the Italian accounting principles, multiplied by 10 less the consolidated net debt and then divided by the number of shares outstanding at the date when the Options are exercised) and the strike price, multiplied by the number of options exercised. Should the Company settle in cash, in full or in part, the liabilities deriving from the exercise of the Options, the Company (or the subsidiary company for whom the beneficiary works) will pay any additional amount to guarantee that the value received from the beneficiary (net of the relevant income taxes) is not lower than the net value he would have received if the Company had decided to give Shares and (where possible pursuant to applicable tax laws) if the beneficiary had sold the Shares at Market Value per Share as defined above.

     With the said resolutions of the Compensation Committee and Board of Directors dated, respectively, 6 and 13 September 1999, the Company has allocated a total of 1,000,000 Options to two beneficiaries (Federico Minoli and Carlo Di Biagio) for the year 1999, according to the terms and methods laid down in the Plan. Subsequently, as foreseen by these resolutions, the Managing Director allocated, by 31 December 1999, a total of 2,159,259 Options to 51 other beneficiaries, as indicated in the list filed with the deeds of the Company. The strike price laid down for all the options allocated for 1999 amounts to € 2.879 per share, representing the average of the mean monthly official price of the Company’s shares quoted on the Italian Stock Exchange for the months of June, July and August 1999.

     At the meeting held on 3 March 2000, the Board of Directors also decided to allocate Options for the year 2000 as well according to the terms and methods laid down in the Plan as indicated above subject to the maximum limit foreseen therein of 3,159,259 Options. The Options were distributed with a strike price of Euro 2.810 per share as follows: 500,000 options to the Managing Director, Mr. Minoli, and the remaining 2,659,259 options to be distributed at the discretion of the Compensation Committee (bearing in mind that no beneficiary can have more than 500,000 options). The Committee assigned these options to 71 other beneficiaries. The Options resolved in accordance with this resolution will fall due in three instalments of 50%, 25% and 25% with an annual maturity starting on 31 December 2001.

     Also as a result of these distributions of Options for the years 1999 and 2000, the shareholders meeting — held on 2 May 2000 — approved the increase in capital needed to service the allocations of Options already carried out for 1999 and 2000, fixing the exercise price for these grants at Euro 2.879 and Euro 2.810, as well as the allocations of Options for the years 2001 and 2002, in compliance with the Plan, with total exclusion of the option right pursuant to art. 2441.5&8 of the Italian Civil Code, as its purpose is to act as an incentive for the employees to hold shares in the Company, while being in the Group’s interest as far as the Group’s consultants and external collaborators are concerned. In particular, given that this is a divisible increase in capital for cash, for a maximum number of 12 million ordinary shares (and therefore with a nominal increase in the share capital up to a maximum of Euro 6,197,482) to be issued after the exercise of the Options by the respective beneficiaries and with interest running from 1 January of each year in which subscription and issuance of each of the shares in accordance with the law; this increase can be carried out by the Board of Directors in various separate tranches at annual intervals, in the terms and conditions laid down in the Plan. This increase in capital can be carried out by no later than 31 July 2009, so as to permit issuance of Shares also to cover exercise (at latest 7 years after the offer) of any Options allocated in 2002. No more than 200 beneficiaries per year were offered options between 1999 and 2002.

     On 2 May 2000, the shareholders convened in an ordinary and extraordinary meeting which resolved, among other things to give a mandate to the Board of Directors or to the company body specifically delegated by the Board of Directors or by the articles of association to implement the increase in capital as described above.

     On 15 March 2001, the Board of Directors decided to assign options for the year 2001, again under the terms and conditions listed above, for a total number of 3,165,000 options. The options were allocated with a strike price of € 1.9882 in the following manner:

•	the Chairman of the Board of Directors, Federico Minoli, and the Managing Director, Carlo Di Biagio, were each assigned 500,000 options,

•	the remaining 2,165,000 options were allocated at the discretion of the Compensation Committee, which assigned them to 73 other beneficiaries.

     These options fall due in three instalments of 50%, 25% and 25% with an annual maturity starting on 31 December 2002.

     On 14 February 2002, the Board of Directors decided to assign options for the year 2002, under the terms and conditions listed above, for a total number of 3,960,000 options. The options were allocated with a strike price of € 1.8069 in the following manner:

•	the Chairman of the Board of Directors, Federico Minoli, and the Managing Director, Carlo Di Biagio, were each assigned 500,000 options,

•	the remaining 2,960,000 options were allocated to 90 other beneficiaries.

     These options will fall due in three instalments of 50%, 25% and 25% with an annual maturity starting on 31 December 2003. On 13 February 2002, given the market trend of the Company’s shares, the Board of Directors decided to replace the multiplier “10” — used to calculate the value of Ducati shares in case the Options are settled in cash should the Company not be listed on the Stock Exchange — with “5”. The change will concern the Options attributed starting from the mentioned resolution.

The Board of Directors did not make any assignment of options for 2003.

1999 Plan

		Year ended December 31, 2002

	Number of shares	Exercise price	Market price

		€	€
Options outstanding at December 31, 1999	3,159,259	2.879	2.562
Options granted in period	3,159,259	2.810
Options forfeited in period	(245,000)
Options exercised in period	—
Options outstanding at December 31, 2000 (**)	6,073,518	2.846	1.965
Options granted in period	3,165,000	1.9882	n.a.
Options forfeited in period	(945,638)	—	—
Options exercised in period	—	—	—
Options outstanding at December 31, 2001 (***)	8,292,880	2.5368	1.804
Options granted in period	3,960,000	1.8069	—
Options forfeited in period	(362,500)	—	—
Options exercised in period	—	—	—
Options outstanding at December 31, 2002 (****)	11,890,380	2.3066	1.7970
Of which exercisable	6,019,130	2.6457	1.7970

**	of which 3,044,259 will expire by the end of 2006 and 3,029,259 by the end of 2007.

***	of which 2,717,880 will expire by the end of 2006, 2,590,000 by the end of 2007 and 2,985,000 by the end of 2008.

****	of which 2,695,380 will expire by 2006, 2,525,000 by 2007, 2,860,000 by 2008 and 3,810,000 by 2009.

     Logically, the development of the plan will depend not only on how the Options are exercised, but also on the decisions that the Company will make from year to year regarding whether to offer newly-issued shares for subscription or to pay out the corresponding amount of money.

     At the time of preparation of the financial statements, as of 31 December 2002, no provision was made regarding the stock option plans, as the Company intends to service the Plans by means of the increases in capital mentioned above.

Employee Stock Ownership Plan

     On February 14, 2002, the board approved an Employee Stock Ownership Plan (“ESOP”) to facilitate the purchase of our ordinary shares by non-director Ducati employees (including part-time employees) under indefinite contracts who are resident in Italy. In each year, our managing director must decide to implement the ESOP for it to be effective.

     Under the ESOP, each employee in any year through 2006 in which the ESOP is implemented can request to purchase, at a discount, a number of our ordinary shares not to exceed an amount equal to € 3,000. The request must be submitted within 20 days after the approval of our annual unconsolidated financials statements. To satisfy purchases of shares made under the ESOP, we will instruct a broker appointed by us to purchase on the Telematico on our behalf the number of shares equal to the total euro amount so requested for purchase by employees under the ESOP. On the same day of such purchase, we assign the shares them to employees upon payment of the purchase price minus a discount (funded by us) of one-third of such purchase price. To be able to purchase our shares for delivery to the employees under the ESOP, we must obtain authorization by our shareholders of a buy-back plan pursuant to which we may repurchase shares for purposes of the ESOP.

     On May 7, 2002, the shareholders authorized DMH to purchase up to six million shares on the Telematico within the subsequent 18 months, including to deliver shares to employees under the ESOP. Shares are purchased at current market prices within 20 days of receiving an employee’s request, provided that such prices are not more than 10.0% above or below the market price of the shares on the Telematico on the day prior to such purchase. Only shares purchased as described above are used to satisfy purchases of shares under the ESOP. The shares purchased by the employees under the ESOP may not be transferred for a period of three years; as a result, under Italian tax law, the discount we offer under the ESOP is not considered taxable income for the employees. Pursuant to the provisions applicable to share buy-back plans, we may not purchase our shares, including for delivery under the ESOP, unless, among other things, the amount of distributable or available reserves in our unconsolidated financial statements as approved for the prior year (after any distribution of dividends or repurchase of our shares for purposes other than as related to the ESOP that we may decide to make) is equal to or greater than the aggregate euro amount that represents all shares that ESOP beneficiaries would be entitled to purchase. If the amount of distributable and available reserves is less than such aggregate euro amount, we may, at our discretion, implement the ESOP at a per-beneficiary subscription limit that is less than € 3,000.

     On 7 May, 2002, the shareholders of the Parent Company convened in an ordinary and extraordinary meeting which resolved, among other things:

1.	to authorise, pursuant to articles 2357 of the Civil Code and 132 of D. Lgs 58/1998, the purchase of parent company shares up to a maximum of 6,000,000 (six million) shares of par value € 0.52 each, corresponding to around 3.8% of the share capital currently subscribed and paid in, to be carried out in one or more tranches within 18 months of the date of the resolution for a total amount not exceeding € 10.8 million, equal to the amount of the retained earnings available for distribution as shown in the financial statements as of 31 December 2001; bearing in mind that the minimum purchase price of each share must not be more than 10% (ten percent) lower than the reference price of the shares posted on the Electronic Equity Market by Borsa Italiana S.p.A. the day prior to each purchase and not more than 10% (ten percent) higher than the reference price of the shares posted on the Electronic Equity Market by Borsa Italiana S.p.A. the day prior to each purchase;

2.	to authorise, pursuant to art. 2357 of the Civil Code, the sale of parent company shares, in one or more tranches, of up to 6,000,000 shares of par value € 0.52 each, corresponding to around 3.8% of the share capital currently subscribed and paid in, purchased on the basis of the above resolution;

3.	to grant a mandate to the Board of Directors and/or to the Managing Director appointed by the Board, to purchase and sell parent company shares as authorised above, with the widest possible powers and rights, but in full compliance with the limit resolved and with current laws on such matters.

As of 31 December 2002, this resolution had not been implemented.

     No provision has been made at 31/12/02 in connection with this Share Plan.

     The extraordinary shareholders’ meeting of the Parent Company resolved, in accordance with the provisions of the second and third paragraphs of article 2445 of the Civil Code, as referred to in article 13 of Law 342/2000, to transform the revaluation reserve (Law 342/2000) of € 24.2 million shown in the financial statements as of 31 December 2001, as approved by the ordinary shareholders’ meeting, into an unrestricted reserve, so as to legitimate a future resolution by the ordinary shareholders’ meeting approving the purchase and sale of additional parent company shares of the Company for the purpose of: (I) assigning the shares purchased in this way to the beneficiaries of the existing stock option plans and the purchase of shares by employees, as approved by the corporate boards; (ii) sustaining the liquidity of the Ducati stock on the Italian Stock Exchange in full compliance with the pertinent regulations.

The Parent Company’s Extraordinary Meeting also decided:

1.	to approve the proposed specification of the corporate purpose in line with a different wording of article 4.3 of the by-laws, relating to the secondary activities that the Company can carry on in order to achieve its corporate purpose, stating specifically that these activities include the hire of motorcycles and running a motorcycle driving school, consequently redrafting the whole of article 4.3 of the by-laws as follows:

“4.3 Secondarily and not primarily, the company will be able to carry out, occasionally and solely in order to pursue the primary corporate purpose mentioned above, all commercial transactions (including the hire of motorcycles and the running of a motorcycle driving school), as well as all movable, immovable, and industrial transactions that will be considered useful or necessary to this end; it will be able to take on, directly or indirectly, but not for the purpose of placement, interests and shareholdings in other companies or businesses with a corporate purpose that is the same, similar or related to its own.”;

2.	to keep all of the other by-laws the same as before.

     On 7 August 2002, the Parent Company’s Board of Directors decided to approve a plan for the securitisation of part of its trade receivables with the following characteristics:

•	net book value of the receivables: 50 million euro;

•	maturity: 5 years

•	off-balance sheet transaction

•	assignment of trade receivables without recourse;

also granting the Chairman Federico Minoli and the Managing Director Carlo Di Biagio, severally, all powers needed to carry out this type of transaction.

19. Net sales

     The Company operates predominantly in a single industry segment: the design, manufacture and sale of motorcycles and related products. The Company offers a wide product range of items for sale, manufactured in Italy and marketed by a common sales force.

     Net sales by product class can be analyzed as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Motorcycles	316,354	345,475	341,529
Other including principally parts/ components	63,180	62,340	71,442

	379,534	407,815	412,971

     Net sales can be analyzed by geographic area as following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Italy	92,629	92,448	106,595
United States	97,515	93,345	70,115
France	30,294	34,133	33,650
United Kingdom	29,119	34,614	31,716
Germany	46,257	46,453	49,773
Japan	25,633	41,074	44,843
Other countries	58,087	65,748	76,279

	379,534	407,815	412,971

     Gross margin (excluding depreciation) by product class can be analyzed as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Motorcycles	113,816	125,858	117,335
Other including principally parts/ components	36,828	40,691	46,372

	150,644	166,549	163,707

20. Cost of goods sold (excluding depreciation)

     Cost of goods sold (excluding depreciation) comprises principally costs of materials, parts and components for production, personnel (both direct and indirect), other manufacturing costs and variations in inventory (including work-in-progress and finished goods). This item also includes expensed research and development costs, which, for the years ended December 31, 2000, 2001 and 2002 amounted to € 4,116 thousand, € 3,893 thousand and € 4,879 thousand respectively; the amounts for the years ended December 31, 2000, 2001 and 2002 include such costs incurred specifically for the racing program for € 1,472 thousand, € 1,497 thousand, and

€ 1,373 thousand. This item excludes depreciation of the property, plant and equipment employed in the production cycle.

21. Selling, general and administrative expenses (excluding depreciation)

     Selling, general and administrative expenses (excluding depreciation) comprises principally variable sales costs, related personnel costs, commercial, advertising and promotion costs, expenses relating to the Company’s racing program, product warranty expense and charges for doubtful accounts. Advertising and promotion costs of the Ducati brand name for the years ended December 31, 2000, 2001 and 2002 amounted to € 6,885 thousand, € 7,804 thousand and € 9,494 thousand, respectively. Expenses incurred on the racing program for the years ended December 31, 2000, 2001 and 2002 amounted to € 5,612 thousand, € 6,115 thousand and € 6,540 thousand, respectively. Selling, general and administrative expenses exclude the depreciation of the property, plant and equipment employed in the commercial and administrative areas of the Company’s activities.

22. Depreciation of property, plant and equipment

     This item comprises the depreciation of property, plant and equipment (note 6) as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Land and buildings	864	911	1,068
Plant and machinery	2,022	2,857	2,882
Industrial and sales tooling/equipment	3,736	5,061	6,461
Other	824	1,169	1,582

	7,446	9,998	11,993

     The caption Cost of goods sold is not defined under Italian GAAP and, therefore, the Company’s underlying accounting records do not contain an allocation of depreciation between “cost of goods sold” and “selling, general and administrative expenses”. As such, the charge for depreciation has been presented as a separate line item on the face of the consolidated statement of operations. However, on the basis of its own cost accounting, management has estimated that depreciation for the periods presented could be analyzed as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Cost of goods sold	6,259	6,559	9,733
Selling, general and administrative expenses	1,187	3,439	2,260

	7,446	9,998	11,993

23. Amortization of intangible assets

     This item comprises the amortization of intangible assets (note 7) as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Incorporation and expansion costs	2,985	2,363	231
Research and development costs	4,874	7,556	8,929
Concept costs	113	117	90
Patents and rights on inventions	1,387	3,572	1,710
Licenses, trademarks and similar rights	5,574	5,576	5,577
Goodwill due to the 1996 transaction	1,009	1,009	1,009
Goodwill ex Gio.ca Moto Srl	13	13	13
Non competition 1996 transaction	1,033	1,033	1,033
Goodwill subsidiaries	159	159	152
Goodwill on consolidation	74	144	144
Incidental costs of share offering	1,884	1,884	1,884
Other	3,041	1,156	1,219

	22,146	24,582	21,991

     Patents and rights on inventions comprised, for the year ended December 31, 2001, the writedowns of fixed assets for € 1,720 thousand and refer to software belonging to Ducati.Com S.p.A. (see note 7).

24. Other operating revenues

     Other operating revenues mainly relate to rental and sponsorship income, sales of scrap and sundry materials and licensing revenues. The increase of € 3,248 thousand is primarily due to higher sponsorship revenues and essentially reflects the signing of new sponsorship contracts for € 3.3 million.

25. Interest income and expense

     The composition of interest income is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Income from certificates of deposit and securities repurchased under resale agreements	157	114	212
Interest earned at banks and on tax refund	195	669	1,102
Early cancellation of interest rate swap contracts	2,728	—	—
Other	554	481	66

	3,634	1,264	1,380

     The composition of interest expense is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Interest on borrowings (see note 10):
— short-term debt	(447)	(776)	(594)
— long-term debt	(2,569)	—	—
Other financial charges	(5,640)	(7,092)	(6,269)
Interest expense on notes	(3,792)	(6,146)	(5,989)

	(12,448)	(14,014)	(12,852)

     Interest on short and long-term debt relates to loans granted by credit institutions (see note 10). Other financial charges mainly relate to charges and fees on current bank accounts, on export and import transactions, charges on factoring arrangements and cash discounts.

     The interest expense on the bond, booked to accrued expenses is shown net of the interest income linked to the repurchase of two tranches of the bond loan as explained in the note on “Borrowings”.

26. Other non-operating income/(expense), net

     Other non-operating income/(expense), net, comprise:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Income:
Trademark revaluation (see note 7)	6,657	—	—
Gains on the disposal of fixed assets	—	—	262
Other	195	151	26

	6,852	151	288

     This items shows the gain realized on the sale of the building owned by Ducati North America Inc. Ltd. The building was sold because the Company transferred its head office from New Jersey to California.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Expenses:
Losses on disposal of fixed assets	—	(46)	(3)
Other	(150)	(132)	(150)

	(150)	(179)	(153)

Net	6,702	(28)	135

     Non-operating income for the year ended December 31, 2000 includes € 6,657 thousand of lower taxes paid related to the amount of deferred tax liabilities recorded in the previous year’s Consolidated Financial Statements as a result of the trademark revaluation in 2000.

27. Income taxes

     Current taxes

     The Company and its Italian subsidiaries are subject to two income taxes: (i) IRPEG (corporate income tax) and (ii) IRAP.

     IRPEG was levied at a rate of 37% for 2000. Legislation was enacted in December 2000 that reduced the rate to 36% for 2001 and 2002 and to 35% for 2003 and later years. Additional legislation was enacted in December 2002 that reduced the rate to 34% for 2003 and later years. On the other hand, in 2000, 2001 and 2002, the Company and its Italian subsidiaries were eligible for beneficial regimes entailing the application of a lower rate of IRPEG on a portion of corporate income determined in accordance with the criteria described below.

     Italian companies listed on an E.U. stock exchange as of January 21, 1998, such as the Company, may benefit — for the three year period following the year of the listing — from the application of a reduced IRPEG rate equal to 7% on a portion of their business income (such regime is commonly referred to as “Super Dit”). That portion of the business income is equal to 7% of 120% (140% as of 2001 and 2002) of the sum of (i) the overall shareholder cash contribution and (ii) the retained earnings and profits net of any distribution, as reflected in the Company’s balance sheet as of the end of each accounting period following the one pending on September 30,1996 (the “Eligible Income”). Such benefit is conditioned upon the Company’s net equity not exceeding € 258 million in the year preceding the one in which the benefit is claimed. In addition, as a result of the availability of the Super Dit regime, the average IRPEG rate applicable till December 31, 2000 to the Company’s business income cannot be lower than 20%. Any portion of business income not benefiting from such regime can be carried forward for five years. The parent company Ducati Motor Holding S.p.A. has calculated its current tax liability using carry forward tax losses accumulated up to December 31, 1999.

     Italian Companies subject to IRPEG, such as the Company’s Italian subsidiaries, are eligible for a regime similar to the Super Dit described above (such regime is commonly referred to as “Dit” or “Dual Income Tax”) with the following differences: (i) the reduced IRPEG rate equals 19% and (ii) the average IRPEG rate applicable to the overall companies’ business income cannot be lower than 27%. When calculating the current taxes of the subsidiaries Gio.ca.Moto and Ducati Corse S.r.l., these companies took advantage of the Dual Income Tax for the year ended December 31, 2001.

     The calculation of income taxes in the consolidated financial statements for the year ended December 31, 2002 also takes into consideration the tax effects of tax loss carryforwards for Italian companies, available for income tax purposes. The Company has applied the provisions of Accounting Principle No.25 on income taxes, issued by the Italian Accounting Profession in March 1999. On January 1, 1998, pursuant to Decree 466 dated December 15, 1997, the IRAP tax (regional tax on production activities) was introduced into the Italian tax system. This replaced a number of other taxes such as local income taxes (ILOR), the capital tax, etc. The tax is determined on the basis of net value of production, in accordance with criteria laid down in above mentioned Decree. The system in force to December 31, 1997 with a compound tax rate of 53.2% deriving from corporate income taxes of 37% plus local income taxes of 16.2%, has been replaced by a corporate income tax of 37% plus IRAP of 4.25%. For IRAP purposes, certain costs are no longer considered deductible (for example payroll costs and financial charges) and, accordingly, in order to quantify deferred taxes, rates of 36% or 40.25% have been used according to whether certain costs are deductible or not for IRAP purposes.

     Important reforms to the Italian tax system were also introduced by the Government’s decree law concerning its initial measures to relaunch the economy (the so-called “First 100 Days’ Law”), as follows:

•	Exemption from taxation of part of the profits reinvested in fixed assets used in the business (Tremonti-bis).This benefit is applicable in the tax period during which the law came into effect, after June 30, 2001, and in the subsequent period, excluding from taxable income 50% of the net capital investments made during the said periods that are over and above the average investments made during the previous five years, with the chance to exclude from this calculation the highest period of investment.

•	With reference to the DIT system, the “First 100 Days’ Law” introduced the possibility of choosing between this and the exemption of reinvested profits, offering the chance for businesses that have already carried out sizeable increases in capital that are relevant for DIT purposes can continue to take advantage of this benefit. The D.I.T. would be cancelled as far as the provision is concerned but would not be completely cancelled from an operating point of view. In fact, the provision in question lays down the following:

•	the capital increases which remain relevant for DIT purposes are those “carried out” as of 30 June 2001;

•	the businesses that carried them out will continue to enjoy the related benefits.

•	Extension of the category of tax-deductible investments to staff training and education expenses.The benefit involves 50% of the entire amount of the expenses incurred without having to make any comparison with the average amount spent in previous years.

     As regards the Tremonti-bis law and their deductibility of investments in fixed assets, the Company and partially its subsidiary Ducati Corse S.r.l. took advantage of this benefit during the year ended December 31, 2002. The benefit is recognized as a reduction of income tax expense in the year in which the credit is claimed for tax purposes.

     Deferred tax liabilities (assets)

     The increase in deferred tax assets during the year ended 31 December 2002 is mainly related to adjustments made for tax purposes to the statutory accounts of individual Group companies which are reversed in the consolidation, booking the related deferred taxes; the increase is also due to revised tax planning on the part of the Parent Company.

     Ducati Motor Holding S.p.A.’s latest tax planning strategy is based on the consideration that D.L. no. 209 of 24 September 2002 imposed further limits on the benefit introduced by D. Lgs. no. 466 of 18 December 1997 (the dual income tax, or “DIT”), in addition to those already imposed by D.L. no. 383 dated 18 October 2001, with a view to definitively cancelling the benefit as anticipated in the delegated law for the tax reform.

     The directors have in particular reconsidered the decision to charge accelerated depreciation in 2001, believing it to be more advantageous for the Company not to take advantage of the chance to deduct accelerated depreciation from taxable income.

     It is worth noting that in the financial statements as of December 31, 2001, the Directors did not charge accelerated depreciation to the statement of operations, but provided for the deferred taxes on it. The decision not to charge € 3,312 thousand of accelerated depreciation had its effect on the tax return for 2001, which was filed on a timely basis prior to the October deadline. This decision makes it possible to release the deferred tax reserve of € 1,300 thousand against a higher charge for current income taxes — due to the increase in taxable income resulting from the decision not to charge accelerated depreciation — of only € 372 thousand (IRPEG 7% + IRAP 4.25%), thanks to the possibility of applying a corporate income tax rate of only 7% in 2001 (thanks to the Super-DIT system).

     However, it should be said that as the shareholders’ meeting of Ducati Motor Holding S.p.A. passed a resolution approving the 2001 financial statements, allocating the net profit to the reserve for accelerated depreciation, the directors’ decision is still subject to ratification by the shareholders at the time they approve the 2002 financial statements; the directors will also propose that the meeting should approve a reclassification of the reserve set up previously, as it is no longer needed.

     In the same way, with regard to the calculation of deferred and current tax payable by the Parent Company for 2000 and 2001, it has been decided to use the D.I.T. benefit before using the carry-forward tax losses. This decision meant recognising in the consolidated statement of operations for 2002 higher deferred tax assets on losses carried forward of € 2,529 thousand and higher taxation (inclusive of penalties and interest) after filing a supplementary tax return as well as other effects for € 549 thousand and the reversal of deferred tax assets recognised in prior years for benefits not used for DIT purposes worth € 2,187 thousand.

     The above mentioned new tax planning strategy leads to a net benefit in terms of the tax charge for 2002 of € 720 thousand, of which € 1,642 thousand for higher deferred tax assets and € 922 thousand as higher taxes (including penalties and interest) relating to prior periods.

     Deferred tax assets and liabilities as of December 31, 2002 were calculated at current tax rates at the balance sheet date, bearing in mind the period when they will presumably reverse as allowed by the above mentioned accounting principle 25.

     Note that the Budget Law for 2001 changed the standard corporation tax rate as follows:

•	from 37% to 36% for 2001 and 2002;

•	from 36% to 34% from 2003 and later years.

     The difference between the taxes calculated by applying the normal tax rate to pre-tax profit and the actual net taxes shown in the consolidated statement of operations is mainly due to different rates applied in the various countries where the foreign subsidiaries operate, as well as to the application of IRAP only to the Parent Company and the Italian subsidiaries; IRAP can be applied at varying rates.

     Deferred income taxes have been not been calculated on the undistributed earnings of foreign subsidiaries, as these earnings have been substantially reinvested and there are no plans to initiate any action that would precipitate payment of income taxes thereon.

     The overall tax charge amounts to the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Current taxation	3,847	3,197	4,106
Deferred taxation	3,342	5,697	(2,120)

	7,189	8,894	1,986

     The expected income tax charge, determined pursuant to the applicable tax rates to profits, differs from the actual tax item shown in the consolidated income statement as a result of the following:

•	the use of carry-forward net operating losses accumulated at Ducati Motor Holding S.p.A.’s level until 1999 which were offset against the income of Ducati Motor S.p.A. merged into the Company in 2000 and the income of Gio.Ca Moto International S.r.l. merged into the Company in 2001;

•	benefits arising from the tax-driven write-off of investments in Ducati North America Inc. in Ducati Motor Holding S.p.A.’s own statutory financial statements;

     In the financial statements for the year ended December 31, 2002, the Company recognized deferred tax assets relating to the carry-forward net operating losses of the subsidiary Ducati U.K. Ltd, Ducati.Com S.r.l. and Ducati Corse S.r.l. given the reasonable certainty of such companies profitability in future years. The tax benefit was calculated at the rates applicable at the balance sheet date in the country concerned.

     Movements in the total of deferred income tax (assets)/liabilities for the periods presented are as follows:

	Assets	Liabilities	Total

		(€ 000)
December 31, 2000	(1,326)	(6,350)	(7,676)
Increases/decreases	(1,682)	7,381	5,699
Foreign exchange net	(68)	—	(68)

December 31, 2001	(3,076)	1,031	(2,045)
Increases/decreases	(1.134)	(996)	(2,130)
Foreign exchange net	221	—	221
Other movements	270	—	270

December 31, 2002	(3,719)	35	(3,684)

     Deferred tax assets and liabilities have been accounted for in accordance with Accounting Principle No. 25, issued by the Italian Accounting Profession in March 1999.

     Fiscal periods since 1997 or since the incorporation date of the company’s Italian subsidiaries if later, for which December 31 of each year represent the statutory closing date, are still open to assessment for both income tax and Value Added Tax (“VAT”) purposes; for the overseas subsidiaries fiscal periods are open as follows:

•	Ducati North America, Inc. from 1997;

•	Ducati Deutschland G.m.b.H. and Ducati France SA from 1997;

•	Ducati Japan K.K from 1998;

•	Ducati Benelux B.V. and Ducati U.K. Limited from 1999.

     At December 31, 2002, there are no significant tax claims with respect to either the Company or the Company’s subsidiaries.

     The other tax provision for € 35 thousand refers to € 9 thousand relating to Ducati France S.A. and € 26 thousand relating to a tax risks pertaining to Gio.Ca Moto International S.r.l., merged with the Parent Company on December 31, 2001.

28. Transactions with related parties

     During the three year period ended December 31, 2002, transactions with related parties included only transactions with the members of Board of Directors, as follows:

•	consultancy fees and reimbursement of expenses to a Director, Abel Halpern, none in 2002, € 16 thousand in 2001 and € 177 thousand in 2000;

•	emoluments to Federico Minoli as Chairman of the Board of Directiors and consultancy of the Parent Company for € 0.9 million 2002, € 1.6 million in 2001 and € 1.0 million in 2000;

•	compensation as Managing Director and Head of Relations with Investors to Carlo Di Biagio for € 1.1 million in 2002, € 1.1 million in 2001 and € 0.5 million in 2000.

     In addition, a provision of € 15,000 has been made for each of the following Directors: U. Weiss, A. Halpern, D. Choi, D. Bonderman, P. Pietrogrande, P. Ferrari, G. Seragnoli, M. Benetton and D. Razzano. In 2001 a provision of € 20,000 was made with respect to the emolument to be paid to the Director J. Craven.

     A commercial services agreement worth € 232 thousand was signed for 2002 with the company Dream Engine S.r.l., whose Sole Director is Federico Minoli, for the organisation of an event called the “Motogiro d’Italia” (Motorbike Tour of Italy) involving owners of vintage motorbikes (Ducati or otherwise), which took place in June 2002. Dream Engine S.r.l. is also held 50% by Federico Minoli.

     The following agreements have also been signed with the same company: (i) A sponsorship agreement worth € 207 thousand for the organisation of the “Motogiro d’Italia” involving owners of vintage motorbikes (Ducati or otherwise), which will take place in July 2003; (ii) a sponsorship agreement worth € 135 thousand for Ducati Motor Holding S.p.A. to sponsor an event called “Centopassi” (One Hundred Steps) which Dream Engine S.r.l. is to organise during the month of August or September 2003 involving owners of Ducati and other makes of motorcycles.

     These transactions were carried out at market conditions. For more information, please review the section entitled “Commitments not disclosed in the balance sheet” and in this report under “Stock Option Plans”.

     At December 31, 2002, members of the Board of Directors held shares in Ducati Motor Holding S.p.A. as follows:

Year ended
December 31,
2002

(€ 000)
Giorgio Seragnoli	7,815,692
Federico Minoli	414,815
Carlo di Biagio	895,450

     See notes 17 and 18 in relation to share option plans and other entitlements involving the Directors.

29. Application of generally accepted accounting principles in the United States of America

     The consolidated financial statements of the Company as presented have been prepared in conformity with Italian GAAP. Those standards differ in certain significant respects from U.S. GAAP. Following is a description of the principal valuation and measurement differences between Italian GAAP and U.S. GAAP.

     (a)  Business combination

     The Acquisition has been accounted for under Italian GAAP as a purchase. Accordingly, the purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values as determined by a court appointed expert. The excess of the purchase consideration (excluding incidental acquisition costs) over the fair value of the net assets acquired, as calculated under Italian GAAP, was allocated, first, to identifiable intangible assets (trademark and the Cagiva agreement not to compete) with the remainder to “goodwill”. Acquisition costs are separately capitalized as an intangible asset and amortized over a period of five years. Under U.S. GAAP, the acquisition has been accounted for under the purchase method and in conformity with the provisions of EITF Issue No. 88-16, “Basis in Leverage Buyout Transactions”. Acquisition costs are considered part of the purchase consideration in the calculation of the excess of purchase consideration over the fair value of the net assets acquired. Under U.S. GAAP, the total purchase consideration consisted of the following:

	Initial	Adjustment	Total

		(€ 000)
Ordinary shares issued	35,429	—	35,429
Cash paid	72,253	—	72,253

	107,682	—	107,682
Subsequent purchase price adjustments	(2,034)	12,911	10,877

Purchase consideration	105,648	12,911	118,559
Incidental costs of the Acquisition	14,048	—	14,048

Total purchase consideration under U.S. GAAP	119,696	12,911	132,607

     Under the provisions of EITF Issue No. 88-16, the accounting basis of the assets and liabilities of the Ducati motorcycle business have been assigned a value that is part fair value (51%) and part predecessor cost (49%). The effect of the U.S. GAAP accounting is to eliminate the fair value adjustment under Italian GAAP (primarily relating to buildings, goodwill and trademark) associated with the 49% interest in the Company retained by Cagiva and establish related deferred taxes. For U.S. GAAP purposes, the allocation of Holding’s investment in the individual assets and liabilities of the Predecessor Business has been determined in accordance with EITF Issue No. 90-12, “Allocating Basis to Individual Assets and Liabilities for Transactions Within the Scope of Issue No. 88-16.”

     The allocation of the total purchase consideration under U.S. GAAP is as follows:

	Initial	Adjustment	Total

		(€ 000)
Book value—liabilities in excess of assets at September 25, 1996 under Italian GAAP	(39,020)	—	(39,020)
U.S. GAAP adjustments	(2,086)	—	(2,086)

Book value of liabilities in excess of assets Acquired	(41,106)	—	(41,106)
Adjustments:
☐ Property, plant and equipment	10,122	—	10,122
☐ Non-compete agreement	7,746	—	7,746
☐ Deferred taxes	3,899	—	3,899
☐ “Brand name’’	67,793	6,585	74,378
☐ Predecessor basis adjustment	71,242	6,326	77,568

	119,696	12,911	132,607

     This accounting under U.S. GAAP has resulted in a book value of brand name lower than its basis for Italian tax purposes. Over subsequent accounting periods, the tax benefit associated with deducting the excess of tax-deductible brand name is recognized when realized in the tax return as a reduction to the carrying value of the brand name.

     Furthermore, this accounting has resulted in the recognition of an additional gain on disposal (classified as “other non-operating income”) on the sale of fixed asset, gross value of € 628 thousand, in 1999, which was acquired at the time of Acquisition.

     (b)  Deferred costs

     Under Italian GAAP certain costs, principally research and development expenditures on specific product development projects, are deferred and amortized over the estimated useful lives of the respective assets. Under U.S. GAAP, such costs are expensed as incurred. In addition, research and development costs are recognized as part of cost of goods sold.

     (c)  Debt issuance costs

     Under Italian GAAP, the entire unamortized debt issuance costs associated with the long term debt that was repaid with the proceeds of the Credit Agreement were charged to the statement of operations when such loan was extinguished during July 1998. Debt issuance costs incurred under the Credit Agreement were capitalized and were amortized over the term of the debt under the Credit Agreement. Under U.S. GAAP, the loan relating to the Prior Financing has been considered partially extinguished given the continuity of certain credit institutions. As such, the unamortized debt issuance costs related to the portion not extinguished continued as an asset, being amortized over the term of the new debt. Certain debt issuance costs incurred under the Credit Agreement were expensed in conformity with EITF Issue No. 96-19, while the balance of such costs were capitalized and amortized over the term of the debt. Upon the extinguishment of the loan arrangements under the Credit Agreement, the capitalized debt issuance costs as at that date were written-off and the resulting charge has been recorded under U.S. GAAP 2000.

     Under U.S. GAAP, as a result of the partial extinguishment of the Prior Financing, the interest rate swap designated to change the interest characteristics of such debt has been marked-to-market and a loss on the redesignation of the swap for the percentage of debt considered extinguished has been recognized, with an offsetting premium on the new long-term debt. This premium is being accreted to interest expense over the remaining term of the swap. For Italian GAAP purposes, a loss was recognized on the redesignation of the swap. As a result of the extinguishment of the loan arrangements under the Credit Agreement during the year ended

December 31, 2000, unaccreted portion of the premium was recognized in the statement of operations under U.S. GAAP.

     (d)  Costs associated with initial public offering

     Under Italian GAAP, costs associated with the Company’s initial public offering, including underwriting discounts, commissions, offering expenses and registration taxes are capitalized as an intangible asset and are being amortized over a period of five years from the date of the offering. Under U.S. GAAP, these costs are considered to be directly associated with the capital increase from such an offering and consequently have been reduced from the share premium account within shareholders’ equity, net of the expected income tax benefit from the deductibility of these costs over its amortization period for fiscal purposes.

     (e)  Foreign currency translation

     Under Italian GAAP, long-term debt denominated in foreign currencies is re-measured at the exchange rates in effect at the reporting date; foreign exchange losses on such long-term debt are recognized in the statement of operations immediately while foreign exchange gains are deferred and included within “provisions for risks and charges—long-term portion”. Under U.S. GAAP, foreign exchange gains are recognized in the statement of operations immediately, as are foreign exchange losses.

     (f)  Derivative financial instruments

     Under Italian GAAP, the Company utilizes forward exchange contracts to hedge foreign currency risks on export sales. Under Italian GAAP, gains and losses on forward exchange contracts are deferred where the contract is designated to a future commitment. Under U.S. GAAP, this treatment is applicable only if there is a “firm” commitment to a third party; where this commitment does not exist, the forward exchange contract is “marked – to – market”; gains and losses therefrom are recognized in the statement of operations immediately.

     Under U.S. GAAP, the Company has adopted the SFAS No. 133, “Accounting for Derivative Financial Instruments” (“SFAS 133”) as of January 1, 2001, as required. The cumulative effect of the adoption of SFAS 133 resulted in a gain of approximately € 1,906 thousand, net of income taxes € 1,283 thousand. The Company has elected not to adopt hedge accounting provisions in accordance with SFAS 133 for its hedging derivatives, therefore all derivatives are recorded at fair value, with adjustments to fair value at each reporting date recorded in the consolidated statement of operations.

     (g)  Leasing

     Until December 31, 2000, under Italian GAAP, all leases were accounted for as operating leases, i.e. machinery and equipment acquired under capital leases are not recognized as equipment with the obligation under capital lease. Effective January 1, 2001, lease agreements are accounted for in accordance with International Accounting Standard 17 (IAS 17), which requires that where the necessary conditions are met, such machinery and equipment are recorded at the present value of minimum lease payments and the obligation under capital leases is recognized as a liability. The related assets are then amortized over their useful economic lives. Under U.S. GAAP, these lease agreements are accounted for in a substantially similar manner as IAS 17. However, certain differences exist including lease transactions involving real estate, such as the sale and lease back agreement. Under U.S. GAAP, sale and lease back accounting is not applicable if the seller/lessee maintains continuous involvement in the asset that was sold and leased back; in such case, the “Financing method” or the “Deposit method” of accounting must be adopted. Based on the economics of the transaction entered into by Ducati, accounting under IAS and U.S. GAAP does not produce any material difference in the accounting or presentation of the financial statements.

     (h)  Dealer incentives—operating costs and financial expenses

     Under Italian GAAP, the Company’s financing of dealers’ flooring as an incentive and cash discounts granted to customers are treated as a financial expense as interest matures. Under

U.S. GAAP, these incentives are accrued at the time of grant and are classified as a reduction of revenue, in accordance with EITF 00-14, and the amount of such reduction in 2000, 2001 and 2002 was € 2,373 thousand, € 4,291 thousand and € 2,095 thousand, respectively.

     (j)  Software capitalization

     Under Italian GAAP, costs relating to the preliminary project and post implementation phases of software projects may be capitalized and amortized over their useful economic life. Under U.S. GAAP, more specifically the provisions of SOP 98-1 “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”, such costs should be expensed as incurred.

     (k)  Deferred taxes

     Under Italian GAAP, deferred taxes are recognized on the entire difference between the reported amount of a brand name (see note (a)) and its tax basis.

     Under U.S. GAAP, the reported amount of a brand name and its tax basis are separated into two components as of the date of the Acquisition. The first component of each equals the amount of a brand name for financial reporting purposes. The second component equals the remainder of the amount of tax-deductible brand name. Any difference that arises between the amount for financial reporting and the tax basis of the first component in future years is considered a temporary difference. The second component is an excess of tax-deductible brand name over its reported amount for which no deferred taxes have been recognized. The tax benefit for the excess of a tax-deductible brand name is recognized when realized, first, to reduce the carrying value of brand name, then, to reduce the carrying value of other non-current intangible assets related to the Acquisition.

     Under Italian GAAP, a deferred tax liability is not recognized for a taxable temporary difference that is essentially permanent in duration. Under Italian GAAP, the net tax effect of € 6,657 thousand resulting from the trademark revaluation recognized in 2000, was credited to the statement of operations as non-operating income.

     Under U.S. GAAP a deferred tax liability of € 5,087 thousand was recorded for the amount of taxes to be paid in case of distribution or liquidation of the revaluation reserve, created as a result of the trademark revaluation, in accordance with EITF 93-16. Thus due to revaluation of trademark in 2000, the Company recorded a net regional tax benefit of € 1,570 thousand in the U.S. GAAP financial statements. This benefit has been classified as part of income tax expense, in accordance with EITF 98-11.

     (l)  Stock Based Compensation

     Under Italian GAAP, compensation expense related to stock based compensation plans is only recorded in the Company’s statement of operations when it is probable that a cash payment will occur. In relation to the Company’s share option plans, no compensation is recorded at either the date of grant or at the date when such options are exercised once the Company will serve the plans from share capital increases approved by the Company’s shareholders and, consequently, no cash payment will occur.

     Under U.S. GAAP, the provisions of Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation”, allow entities to continue to apply the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees” for the accounting of compensation expense for its stock based compensation plans, and requires certain pro-forma disclosures for employee share options granted as if the fair-value-based methods defined in SFAS No. 123 had been applied. For U.S. GAAP purposes, the Company has elected to apply the provisions of APB Opinion No. 25 and related interpretations and provide the pro-forma disclosure provisions of SFAS No. 123 for its share option plans. For a fixed plan, compensation expense is recorded in the financial statements on the grant (and a measurement) date only if the market value of the underlying shares exceeds the exercise price. SFAS No. 148 amended SFAS No. 123, as described in note 29 (n), and the disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002.

     Under the terms of 1997 Plan, 8,148,148 options were granted during 1997 with an exercise price of € 0.723 per share. The terms of the 1997 Plan provide a cash-out provision until such time the Company’s shares are traded in a recognized stock market. As a result, the Company has accounted for the 1997 Plan under U.S. GAAP in a manner similar to the accounting for stock appreciation rights. No compensation expense was recorded in the financial statements for the accounting periods up to and including December 31, 1998, as the formula price did not exceed the exercise price per share. Upon the Company’s initial public offering, the 1997 Plan was considered to be a fixed plan. However, the Company’s initial public offering resulted in a measurement date and a non-cash compensation expense of € 17,641 thousand, which is being amortized over the vesting period. Consequently, € 14,543 thousand was recognized in the Company’s U.S. GAAP statement of operations for year ended December 31, 1999, € 2,838 thousand for the year ended December 31, 2000 and € 118 thousand for the year ended December 31, 2001. At the respective balance sheet dates, the remaining non-cash compensation expense originating at the date of the initial public offering has been deferred. Assuming the 1997 Plan otherwise remains fixed, no further compensation expense shall be recorded in future periods.

     Under the terms of the 1999 Plan, 3,159,259 options were granted during 1999 with an exercise price of € 2.879 per share, 3,159,259 options were granted during 2000 with an exercise price of € 2.810, and a further 3,165,000 options were granted during 2001 with an exercise price of € 1.9882 and a further 3,960,000 option were granted in 2002 with an exercise price of € 1.807. As a result of the cash-out provisions of the plan, the Company has accounted for the share option plan under U.S. GAAP as stock appreciation rights until the Company’s shareholders have approved both the share capital increase to satisfy these options and elected not to apply the cash-out provision. As the exercise price of the options exceeded the market value of the underlying shares as of December 31, 1999, no compensation expense was recorded in the financial statements as of December 31, 1999. During 2000, the Company’s shareholders’ approval of the share capital increase to satisfy these options and fixing the exercise price for these grants at Euro 2.879 and Euro 2.810, as applicable, resulted in a measurement date for options granted, as of the date of approval and a non-cash compensation of € 438 thousand, which is being amortized over the respective vesting periods. Consequently, € 159 thousand and € 86 thousand and € 101 thousand were recognized in the Company’s U.S. GAAP statement of operations for the year ended December 31, 2000, December 31, 2001 and December 31, 2002, respectively; the remaining non-cash compensation expense has been deferred. Assuming that the Company continues to not apply cash-out provisions, which subsequent to the share capital increase are applicable only at the discretion of the Company, no further compensation expense shall be recorded in future periods in relation to these options. In addition, the Company has evaluated, in accordance with EITF 00-23, the mandatory cash-out provisions in the event of the contingency that the Company’s share are not traded on the Italian Stock Market on the date of relevant stock exercise. Based on the guidance of EITF 00-23, the Company does not believe the existence of cash-out provisions based on the occurrence of the contingency is probable and the Company will continuosly evaluate the probability during the contingency period. The exercise price of options granted in 2001 and 2002 is considered variable as it cannot be lower than the consolidated net worth per share at the time of exercise; hence the company accounted for these new options in accordance with the variable method. Under this method, compensation expense is measured at each reporting date and calculated as the difference between the market price of the shares at the reporting date and the exercise price. No compensation expense was recorded for grants during 2001 and 2002 as the exercise price is higher than the market value of the underlying shares as of December 31, 2001 and December 31, 2002.

     Under current Italian tax legislation, issuance of shares to satisfy stock based compensation plans does not result in a deduction for tax purposes and, as such, no deferred taxation impacts have been recognized for U.S. GAAP.

     Under U.S. GAAP, the total amount of compensation expense recognized is credited directly to additional paid in capital to shareholders’ equity since no cash-out payment will occur; the portion of this expense deferred to future years has been shown separately within shareholders’ equity.

     (m)  Earnings per share

     Under Italian GAAP, there is no requirement to present earnings per share nor any accounting standards that regulate its calculation.

     Under U.S. GAAP, earnings per share are calculated and presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share”, which requires the presentation of both basic and diluted earnings per share information for all periods presented; in case of change in accounting principles or extraordinary items, basic and diluted earnings per share must be presented before and after the cumulative effect of change in accounting principles or extraordinary item, on a pro forma basis. Basic net profit per share is computed by dividing net profit, as calculated in accordance with U.S. GAAP, by the weighted average number of shares outstanding in the period; diluted net profit per share includes the effect of incremental shares, if any, that would have been outstanding under the share option plans or other obligations to issue such shares.

     (n)  Business combinations, goodwill and intangible assets

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

     On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill for U.S. GAAP purposes on the date of adoption was € 1,100 thousand. In addition, the goodwill that is being reflected in the Italian GAAP financial statements relating to the 1996 transaction (see note 29(a) and 1(a)) is not considered as goodwill under U.S. GAAP but is reflected as part of “Brand name”, and therefore continues to be amortized.

     (o)  Securitization

     In December 2002, the Company entered into a securitization transaction with DDF 1 (see note 1.c), which is accounted as a sale under Italian GAAP. However, under US GAAP the transaction does not constitute a sale under the provisions of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. Therefore, the transaction is accounted as a secured borrowing under U.S. GAAP. The amount of secured borrowing would be reflected as current liability.

     (p)  Implementation of New Accounting Pronouncements

     In August 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement

No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. Enterprises are required to adopt Statement No. 143 for fiscal years beginning after June 15, 2002. Early adoption is encouraged. The Company will adopt this standard as of January 1, 2003.

     In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. Statement No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Statement No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of Statement No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of Statement No. 145 will not have a material impact on the consolidated financial statements.

     In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities". Statement No. 146 addresses financial accounting and reposting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3. The Statement is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred, that is when it meets the definition of a liability in FASB Concepts Statement No. 6, and initially measured at fair value consistent with FASB Concepts Statement No. 7. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. Earlier application is encouraged.

     In October 2002, the FASB issued Statement No. 147, “Acquisition of Certain Financial Institutions” Statement No. 147 addresses the application of the purchase method of accounting for acquisitions of certain financial institutions. The provisions related to the application of the purchase method of accounting are effective for acquisitions on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customer relationship intangible assets are effective on October 1, 2002.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. This Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantees, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of Interpretation 45 issued or modified after December 31, 2002.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. The Company continues to use the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. The disclosure provisions of SFAS No. 148 will be adopted by the Company for the year ending December 31, 2003.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities". The Interpretation addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties or the equity investors lack one of three characteristics of a controlling financial interest. The consolidation requirements apply to all variable interest entities created after January 31, 2003. Public companies are required to apply the consolidation requirements that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003.

     In March 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The Statement requires issuers to classify as liabilities (or assets in some case) three classes of freestanding financial instruments that embody obligations for the issuer. Generally the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on July 1, 2003.

30.     Reconciliation of net profit and shareholders’ equity determined under Italian GAAP with those under U.S. GAAP

The calculation of net profit and shareholders’ equity in conformity with U.S. GAAP is as follows

     Reconciliation of net profit:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	(€ 000), except per share data
Net profit under Italian GAAP	10,483	10,553	6,525
Adjustments increasing (decreasing) reported net profit:
☐ Revenues (see note 29h)	(2,373)	(4,291)	(2,095)
☐ Depreciation of property, plant and equipment (i)	(141)	322	320
☐ Amortization of intangible assets (ii)	4,464	5,191	(193)
☐ Selling, general and administrative expenses (excluding depreciation) (iii)	235	(288)	—
☐ Non-cash expense for stock-based compensation (see note 29(l))	(2,997)	(204)	(101)
☐ Interest (iv)	3,333	3,313	2,890
☐ Foreign exchange (see note 29(e))	1,096	(3,172)	642
☐ Other	—	(10)	—
☐ Income taxes (v)	(7,006)	858	(1,022)
☐ Cumulative effect of a change in accounting principle, net of taxes (see note 29(f))	—	1,906	—

Approximate net profit in conformity with U.S. GAAP	7,094	14,178	6,966
Other comprehensive income:
☐ Foreign currency translation adjustment	1,345	824	(1,223)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

	(€ 000), except per share data
Comprehensive income	8,439	15,002	5,743
Net profit/(loss) per share in conformity with U.S. GAAP (see note 29(m))
Weighted average number of shares (basic) (see note 29 (m))	158,156,829	158,417,632	158,500,963
	0.045	0.077	0.044
Net profit before cumulative effects of a change in accounting principles
Cumulative effects of a change in accounting principle	—	0.012	—
Net profit	0.045	0.089	0.044
Weighted average number of shares (diluted) (see note 29(m))	163,267,828	162,355,535	162,359,032
Net profit before cumulative effects of a change in accounting principle	0.043	0.076	0.043
Cumulative effects of a change in accounting principle	—	0.012	—
Net profit	0.043	0.088	0.043

The difference between basic and diluted shares outstanding is due to the dilutive effect of employee stock options issued under the 1997 Plan.

(i)	The breakdown of the adjustments to depreciation of property, plant and equipment is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Revaluation on business combination (see note 29(a))	260	260	258
Assets under capital leases (see note 29(g))	(463)	—	—
Software capitalization (see note 29(j))	62	62	62

	(141)	322	320

(ii)	The breakdown of the adjustments to amortization of intangible assets is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Brand name on business combination (see note 29(a))	7,439	7,236	5,469
Deferred costs (see note 29(b))	(4,332)	(3,973)	(7,888)
Debt issuance costs (see note 29(c))	(570)	—	—
Cost associated with initial public offering (see note 29(d))	1,927	1,928	1,928
Reversal goodwill amortization (see note 28 (n))			154
Other			34
Advertising costs			110

	4,464	5,191	(193)

(iii)	The breakdown of the adjustments to selling, general and administrative expenses (excluding depreciation) is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Lease installments (see note 29(g))	235	(81)	—
Other		(207)	—

	235	(288)

(iv)	The breakdown of the adjustments to interest expense is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Accretion of premium on long-term debt (see note 29(f))	466	—	—
Cash discounts (see note 29 (h))	1,661	1,494	728
Imputed leasing interest (see note 29(g))	(26)	—	—
Interest on dealer incentives (see note 29(h))	1,232	1,819	2,162

	3,333	3,313	2,890

(v)	The breakdown of the adjustments to income taxes is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Deferred taxes related to revaluation surplus (see note 29(k))	(5,087)	—	—
Income tax effect of US GAAP adjustments	(1,919)	858	(1,022)

	(7,006)	858	(1,022)

Reconciliation of shareholders’ equity:

	As of December 31,	As of December 31,
	2001	2002

	(€ 000)
Shareholders’ equity under Italian GAAP	154,597	159,741
Adjustments increasing (decreasing) to reported shareholders’ equity:
☐ Property, plant and equipment (vi)	(7,528)	(7,208)
☐ Intangible assets (vii)	(96,976)	(102,670)
☐ Accrued expenses and other current liabilities, including derivatives (see note 29(f) and (viii))	(1,958)	251
☐ Deferred taxes (see note 29(k) and (ix))	28,908	33,332
☐ Other	674	37

Approximate shareholders’ equity in conformity with U.S. GAAP	77,717	83,483

(vi)	The breakdown of the adjustments to property, plant and equipment is summarized below:

	As of December 31,	As of December 31,
	2001	2002

	(€ 000)
Revaluation on business combination (see note 29(a))
- cost	(9,157)	(9,157)
- accumulated depreciation	1,753	2,010
Software capitalization (see note 29(j))	(124)	(61)

	(7,528)	(7,208)

(vii)	The breakdown of the adjustments to intangible assets is summarized below:

	As of December 31,	As of December 31,
	2001	2002

	(€ 000)
Brand name on business combination (see note 29(a))
- cost	(72,968)	(72,968)
- tax benefit on brand name (see note 29(k))	(36,050)	(41,541)
- accumulated amortization	35,591	41,059
Advertising costs	(147)	(37)
Deferred costs (see note 29(b))	(19,127)	(27,014)
Costs associated with initial public offering (see note 29(d))
- cost	(9,640)	(9,640)
- accumulated amortization	5,354	7,283
Goodwill		154
Other	11	34

	(96,976)	(102,670)

(viii)	The breakdown of the adjustments to accrued expenses and other current liabilities is summarized below:

	As of December 31,	As of December 31,
	2001	2002

	(€ 000)
- Foreign exchange (see note 29(f))	(48)	567
- Dealer incentives (see note 29(h))	(1,211)	(316)
- Other	(699)	—

	(1,958)	251

(ix)	The breakdown of the adjustments to income taxes is summarized below:

	As of December 31,	As of December 31,
	2001	2002

	(€ 000)
- Deferred taxes for tax basis in brand name	(8,116)	(6,009)
- Deferred Taxes related to revaluation surplus	(5,087)	(5,087)
- Income tax effects of US GAAP adjustments	42,711	44,428

	28,908	33,332

     Consolidated balance sheet—U.S. GAAP

     With regard to the consolidated balance sheet, the significant balance sheet captions as determined under U.S. GAAP would have been as follows:

	December 31,	December 31,
	2001	2002

	(€ 000)
Assets
Current assets	259,737	289,217
Property, plant and equipment, net	50,289	63,210
Intangible assets, net	29,845	23,383
Deferred tax assets, net of valuation allowance (excluding current portion)	15,413	21,608
Other long-term assets	2,540	622

Total Assets	357,824	398,495
Liabilities and Shareholders’ Equity
Current liabilities	158,766	188,252
Long term debt, less current	91,000	91,000
Obligations under capital leases, excluding current Installments	19,485	17,792
Other long-term liabilities	10,856	17,968

Total liabilities	280,107	315,012
Shareholders’ equity
Share capital	82,420	82,420
Share premium	34,171	32,524
Deferred non-cash stock-based compensation	(390)	(79)
Predecessor basis adjustment	(77,568)	(77,568)
Retained earnings	35,712	44,114
Foreign currency translation adjustment	3,372	2,072

Total shareholders’ equity	77,717	83,483
Total liabilities and shareholders’ equity	357,824	398,495

     The share premium account includes additional paid-in capital for € 18,135 thousand for the total non-cash expense for stock based compensation.

     The principal differences arise from:

•	the U.S. GAAP adjustments to shareholders’ equity outlined above;

•	the differing reclassification of certain assets and liabilities; for example, the line item ''intangible assets’’ under U.S. GAAP excludes both capitalized debt issuance costs (classified as ''other assets’’) and software (classified as ''property, plant and equipment’’).

     The statutory financial statements of the Parent Company, stated in accordance with Italian civil and tax law, indicate distributable reserves which differ from retained earnings/(deficit) as presented in the U.S. GAAP consolidated statements.

     The current assets and the current liabilities includes € 20.2 million respectively arising from the securitization transaction as better explained in the note 1.b “Summary of the significant accounting policies under Italian GAAP”.

     Consolidated statement of operations—U.S. GAAP

     With regard to the consolidated statements of operations, the Company’s operating income, profit/(loss) before income tax, minority interest and extraordinary item, income taxes, extraordinary item and net profit/(loss) as determined under U.S. GAAP would have been as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Operating income	33,560	33,691	16,148
Profit/(loss) before income taxes	14,631	20,308	9,973
Income taxes	(7,537)	(8,036)	(3,007)
Cumulative effect of adoption of new accounting principle, net of taxes	—	1,906	—
Net profit/(loss)	7,094	14,178	6,966

     Operating income, profit/(loss) before income taxes and net profit/(loss) for the years ended December 31, 2000, 2001 and 2002 are stated after deducting a non-cash expense for stock based compensation for € 2,997 thousand, € 204 thousand and € 101 thousand, respectively (see note 29(m)). In addition to the above, the principal differences in operating income arise from:

•	adjustments from the accounting for the business combination resulting from the Acquisition, deferred costs, capital leases and dealer incentives (see note 29);

•	the reclassification of the factoring charges from the sale of receivables from interest expense above the operating income line;

•	the classification of certain income and expenses as ''non-operating’’ which would be otherwise classified as operating under U.S. GAAP.

     The principal differences in profit/(loss) before income taxes arise from the aforementioned U.S. GAAP differences plus the different treatment of foreign currency translation and derivative financial instruments (interest rate swaps) (outlined in note 29 (e) and 29 (f)) as well as the classification of the amortization of debt issuance costs as ''interest expense’’ under U.S. GAAP (not ''amortization charge’’), and the net effect of € 6,658 thousand resulting from the trademark revaluation (described in note 29(k)).

     The principal differences in income taxes arises from deferred tax and tax benefit on brand name and the aforementioned tax effect of the trademark revaluation in the year ended 31 December 2000 (see note 29 (k)).

     Furthermore, it should be noted that the presentation of the consolidated statements of operations under U.S. GAAP would classify the charge for depreciation of property, plant and equipment and amortization of certain intangible assets within the appropriate line item ''costs of goods sold’’ or ''selling, general and administrative expenses’’ depending on the use of the related asset.

     Under U.S. GAAP, the additional disclosures of earnings per share data may be presented as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

Net profit per share — basic	0.045	0.089	0.044
Net profit per share — diluted	0.043	0.088	0.043

     In computing diluted profit per share at December 31, 2000, 2001 and 2002, the dilutive effect of share equivalents under the 1997 share option plan has been included, resulting in an increase of the weighted number of shares of 5,110,999, 3,937,903, and 3,858,069 respectively.

     Consolidated statement of cash flows—U.S. GAAP

     With regard to the consolidated statements of cash flows, differences in classifications with that presented under Italian GAAP arise from not only the aforementioned differences in presentation and principle in the consolidated balance sheet but also from the fact that:

•	underlying cash flows of overseas subsidiaries would be translated at the average exchange rate rather than that applied within the statement of operations. Furthermore, under U.S. GAAP, the effect of exchange rate changes on cash are included as a separate line item of the consolidated statements of cash flows rather than within operating activities;

•	under Italian GAAP, within cash flows from financing activities, movements in bank borrowings—short-term and long-term comprises proceeds and repayments of bank borrowings, movements in accrued interest payable and the foreign exchange movement on amounts outstanding. Under U.S. GAAP, of these, only proceeds and payments from bank borrowings would be so classified;

•	reclassification of certain activities between operating, financing and investing; for example, under U.S. GAAP capitalized debt issuance costs and costs associated with initial public offering have been treated as a reduction of the cash flows from financing activities while, under Italian GAAP, these have been classified within ''investing activities’’. Furthermore, under U.S. GAAP, the payment of the put warrant has been included within the consolidated statements of cash flows as a financing activity rather than within cash flows from operating activities. In addition, under Italian GAAP R&D expenditure is capitalized and is reflected as a part of investing activities and under U.S. GAAP it is expensed and reflected as a part of operating activities.

     Had statements been prepared under U.S. GAAP, the key captions in the consolidated statement of cash flows would have been as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Net cash provided by/(used in) operating activities	27,364	(3,444)	24,879
Net cash used in investing activities	(13,819)	(9,759)	(23,889)
Net cash provided by/(used in) financing activities	(11,505)	23,093	(310)
Effect of exchange rate changes on cash	445	51	(425)

Net increase in cash and cash equivalents	2,485	9,941	255

     Furthermore, the supplemental disclosure for the consolidated statement of cash flows required by U.S. GAAP is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Cash paid during the year for:
Interest	6,086	5,472	9,187
Income taxes	3,304	4,938	4,336

     Impairment of long-lived assets and long-lived assets to be disposed of

     In August 2001, the FASB issued Statement No. 144, “Accounting For The Impairment Or Disposal Of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets amends existing guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held-for-sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted Statement No. 144 on January 1, 2002. The adoption of Statement No. 144 did not affect the Company’s financial statements.

31. Additional Financial Statements Disclosures required by U.S. GAAP

     The following information is presented on a U.S. GAAP basis.

Income taxes

     Profit before income taxes consists of:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Domestic	19,853	35,255	15,575
Foreign	(5,222)	(14,947)	(5,602)

	14,631	20,308	9,973

     Income tax (expense)/benefit consists of:

			Current tax benefit
			applied to reduce
	Current	Deferred	brand name	Total

		(€ 000)
Year ended December 31, 2000:
Domestic	(3,808)	2,320	(5,491)	(6,979)
Foreign	(39)	(519)	—	(558)

	(3,847)	1,801	(5,491)	(7,537)
Year ended December 31, 2001:
Domestic	(3,074)	(1,363)	(5,342)	(9,779)
Foreign	(123)	1,866		1,743

	(3,197)	503	(5,342)	(8,036)
Year ended December 31, 2002:
Domestic	(3,363)	8,702	(5,491)	(422)
Foreign	(473)	(2,112)	—	(2,585)

	(4,106)	6,590	(5,491)	(3,007)

     The significant components of deferred income tax (expense)/benefit consist of:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Deferred tax (expense)/benefit (exclusive of the effects of other components below)	1,271	(1,630)	6,784
Benefits of operating loss carry forwards	1,264	2,133	—
Tax expense attributable to allocation of tax benefits directly to share premium	(529)	—	—
Adjustments to deferred tax liabilities and assets for enacted changes in tax laws and rates	(205)		(194)

	1,801	503	6,590

     The reported amount of income taxes differs from the amount that would result from applying the statutory IRPEG tax rate of 36% (37% in 2000) to profit before income taxes as a result of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

		(€ 000)
Computed “expected” tax expense	(5,414)	(7,310)	(3,590)
Non deductible expenses	(1,485)	(1,447)	(828)
Tax rate differential for foreign subsidiaries	141	1,068	207
Tax-driven write-off of investment in subsidiaries (see note 27)	—	6,120	3,685
Regional corporate income tax (IRAP) (see note 27)	(1,016)	(3,508)	(3,184)
Change in valuation allowance	(440)	(3,235)	(3,217)
Tremonti law investment incentive	—	—	2,622
Change in tax laws and rates	(205)	—	(194)
Other minor adjustments	882	276	1,492

Actual income taxes	(7,537)	(8,036)	(3,007)

     The tax effects of each type of temporary differences and carry forward that gives rise to significant portions of the deferred tax assets and liabilities at December 31, are presented below:

	December 31,	December 31,
	2001	2002

	Total	Total

	(€ 000)
Deferred tax assets:
- Inventories	4,572	4,746
- Brand name	4,600	8,976
- Accrued liabilities	6,696	9,039
- Net operating loss and tax credit carry forwards	15,491	16,792
- Deferred Research and Development expenses	7,791	10,421
- Other	2,725	1,249

Deferred tax assets before valuation allowance	41,875	51,223
Valuation allowance	(5,800)	(9,017)

Total deferred tax assets	36,075	42,206
Deferred tax liabilities:
- Revaluation reserve	(5,087)	(5,087)

Deferred tax liabilities	(5,087)	(5,087)

Net deferred tax assets	30,988	37,119

     The valuation allowance for deferred tax assets as of January 1, 2001 and 2002 was € 2,565 thousand and € 5,800 thousand, respectively. The net change in the total valuation allowance for the years ended December 31, 2001 and 2002 was in increase of € 3,235 thousand and € 3,217 thousand, respectively.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2002, total amount of future taxable income necessary to realize the asset is approximately € 93 million. Based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2002.

     As explained in note 27, deferred taxes have not been provided on the excess in the amount of € 3,286 thousand for financial reporting over the tax basis of investments in foreign subsidiaries. The amount becomes taxable upon repatriation of earnings or a sale or liquidation of the subsidiary. It is not practicable to estimate the amount of the related unrecognized deferred tax liability.

     At December 31, 2002, the Company had net operating loss and tax credit carry forwards for Italian, Japanese, U.S., Dutch and U.K. income taxes of approximately € 52 million, which are available to offset future taxable income. Of this amount, € 7.8 million have no expiry while the remainder expires as follows:

2004	€15.1 million
2005	€ 1.9 million
2006	€ 2.2 million
2007	€ 1.4 million
2020 to 2022	€23.6 million

     Under Italian and U.S. GAAP, the Company effected a quasi reorganization as of January 1, 2000, by eliminating the deficit in retained earnings as of January 1, 2000 of €4,057 thousand with a corresponding reduction in contributed capital. Under U.S. GAAP, the tax benefits that had not been recognized at the date of the quasi reorganization, amounting to € 2,125 thousand, will be booked as direct addition to contributed capital when realized.

Use of estimates

     Management has made a number of assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Business segments and foreign operations

     The following table provides information about long-lived assets by geographical location. Long-lived assets comprise property, plants and equipment as calculated under U.S. GAAP.

	December 31,	December 31,
	2001	2002

	(€ 000)
Italy	46,481	61,847
United States	3,459	587
France	36	40
Germany	21	34
Holland	101	156
Japan	52	48
UK	139	498

	50,289	63,210

     Similar information is presented under note 19 for net sales which have been attributed to countries based on the location of the customer.

Leasing

     The Company is obliged under capital leases for buildings, machinery and equipment that expire at various dates through 2009. At December 31, 2001 and 2002, the gross amount and related accumulated amortization of such leases amounted to € 28.0 million and € 27.4 million, and € 5.9 million and € 4.4 million, respectively. € 23.0 million has been included in property, plant and equipment, net, as of December 31, 2002 (2001: € 22.1 million) in the Italian GAAP consolidated balance sheet, together with the related obligations of € 21.0 million (2001: € 21.6 million). Future minimum capital lease payments as of December 31 are:

	December 31,	December 31,
	2001	2002

	(€ 000)
- 2002	2,563
- 2003	2,618	2,908
- 2004	2,659	3,085
- 2005	2,787	2,929
- 2006	18,361	2,879
- 2007 and subsequent years	—	8,398

Total minimum lease payments	28,988	20,199
Less amount representating interest	(4,963)	(3,649)
Present value of the minimum capital lease payments	24,025	16,550
Current installments	2,270	3,230
Long-term portion	21,755	13,320

	24,025	16,550

Commitments and Contingencies

     The Company is subject to several collective labor bargaining agreements coverings substantially all of its employees. These agreements principally expired in 2001. Management believes that these agreements will be renewed without any significant effect to the operations of the Company.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Company to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on the Company’s consolidated operating results or cash flows for a particular reporting period in which an adjustment of the estimated reserve is recorded, management believes that any resulting adjustment should not materially affect its consolidated financial position.

Derivative financial instruments and fair value of financial instruments

     The Company is a limited user of derivative financial instruments. It primarily utilizes interest rate swap and cap agreements and forward exchange contracts to manage exposures to interest rate and foreign currency fluctuations. The Company is not party to leveraged derivatives and does not hold or issue derivative instruments for speculative purposes.

     The notional/contract amount of derivatives do not represent the amount exchanged by the parties and thus are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional/contract amounts and the other contractual conditions of the derivatives.

     Management actively evaluates the credit worthiness of the financial institutions which are counter parties to derivative instruments, and it does not expect any counter parties to fail to meet their obligations. The credit exposure of derivative instruments is represented by the unrealized gain in the underlying instrument.

     The estimated fair value of on-balance sheet financial instruments (cash, receivables, payables, accrued expenses, other liabilities and long-term debt) are considered to approximate their carrying value because such instruments, except for long-term debt, have short maturity. In the case of long-term debt, interest may be revised periodically to current market rates. At December 31, the estimated fair value of derivative financial instruments, which have been accounted for pursuant to SFAS 133, is as follows:

	December 31,	December 31,

	2001	2002

	(€ 000)
Forward exchange contracts	96	2,521

Concentration of credit risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Management believes, however, that the loss due to credit risk to be incurred by the Company if parties to these financial instruments fail completely to perform according to the terms of the contracts is not material. Cash is placed with high-credit quality financial institutions in Italy and the United States. The Company does not require collateral and all their accounts receivable are unsecured; and while management believes the trade receivables will be collected, it anticipates that in the event of default they will follow normal collection procedures. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect estimates of bad debts. Sales to the Company’s two largest customers accounted for approximately 7%, 7,5% and 5.3% of 2000, 2001 and 2002 net sales, respectively. However, management believes that overall credit risk related to the Company is limited due to its broad customer base in differing geographic areas.

Share option plans

     In relation to the 1997 Plan, pursuant to the provisions of SFAS No. 123, the Company calculated the estimated fair value of the options granted during 1997 using the minimum value method. This calculation did not result in any value attributable to the options on their original grant date. As discussed in note 29(l), under APB Opinion No. 25, as a consequence of the Company’s initial public offering, the 1997 Plan is deemed to have become a fixed plan under US GAAP, resulting in a new measurement date on the date of the initial public offering. As such, a non-cash compensation expense was recorded in the US GAAP reconciliation for the year ended December 31, 1999. As compensation costs related to the 1997 Plan determined pursuant to the provisions of SFAS No. 123 is based upon the original grant date, compensation expense recognized on the new measurement date under APB Opinion No. 25 would not be recognized under SFAS 123. The outstanding share options under the 1997 Plan have a weighted average remaining contractual life of approximately 4.6 years as at December 31, 2002.

     In relation to the 1999 Plan, pursuant to the provisions of SFAS No. 123, the fair value of these options has been estimated on the grant date using the Black Scholes option pricing model with the following assumptions: risk free interest rate of 2.5% — 4.6%, dividend yield of 0% — 0.13%, volatility factors of the expected market price of the Company’s share of 30% — 50% and expected life of the options of 4.5 — 7 years. On this basis, the weighted average fair value of these outstanding options amounted to € 0.53 per share as of December 31, 2002. The outstanding share options have a weighted average remaining contractual life of approximately 4.9 years as of December 31, 2002.

     The Black Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because of the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over their vesting period.

     Had compensation cost related to the options granted under the 1999 Plan been based on the fair value at the grant date, pursuant to the provisions of SFAS No. 123, the Company’s pro forma net profit/(loss) for the years ended December 31, 2000, 2001 and 2002 would have been € 9,447 thousand, € 13,299 thousand and € 5,430 thousand, respectively. The pro forma basic and diluted profit per share at December 31, 2000 would have been € 0.060 and € 0.058, respectively, while at December 31, 2001 they would have been € 0.084 and € 0.082, respectively and while at December 31, 2002 they would have been € 0.034 and € 0.033, respectively.

32. Subsequent events

     In order to improve the Company’s efficiency, at the board meetings held on 5 March 2003 (for the first part) and on 8 April 2003 (for the second part), the Board of Directors approved a reorganisation plan that provides for the termination by mutual agreement by a number of employees in exchange for severance incentives that are expected to take place before the end of September 2003. Said reorganization plan includes (i) the resignation as of March 5, 2003 of Mr. Di Biagio from his position as a member of the Board of Directors and Managing Director of the Company and as a board member of the various subsidiaries, and (ii) the termination by mutual agreement of Mr. Di Biagio’s employment relationships with the Company as from March 31, 2003. Under the agreements that have been signed by the parties, Mr. Di Biagio retains all of the option rights (whether vested or not yet vested) attributed to him up to 5 March 2003, which will continue to be regulated by the applicable provisions of the two current stock option plans, excluding the possibility of attributing any further options. Also under the said agreements, he is not due — as the conditions do not exist — the extraordinary indemnity proposed on 6 September 2000 by the Compensation Committee, subsequently approved by the Board of Directors at the meeting on 14 September 2000 and explained in the notes in the section entitled “Commitments not recorded in the balance sheet”.

     The total cost of the severance incentives under this plan has been estimated at around € 3.5 million, including the costs for € 2.2 million relating to the termination by mutual agreement of Mr. Di Biagio’s employment relationships with the Company. This cost will all be charged to 2003 as an extraordinary item, in accordance with Accounting Principle 19 issued by the Italian Accounting Profession. Paragraph C.V.h. of this principle lays down that the costs of severance incentives incurred under reorganisation plans have to be charged to the year in which the company formally decides to implement such plans, with the provision being booked to the statement of operations as an extraordinary (or non-operating) expense. In this case, the reorganisation plan was formally approved by the Board of Directors on 5 March (part 1) and 8 April 2003 (part 2).

     At the meeting on 5 March 2003, the Board of Directors also coopted as a member of the board, pursuant to art. 2386.1 of the Civil Code, Alessandro Marco Marcello Foti to replace Piero Ferrari, who had resigned. He was also appointed a member of the Internal Control Committee. At this same meeting, the Board of Directors confirmed Federico Minoli as Chairman of the Board of Directors and appointed him Managing Director, granting him all of the powers of ordinary and extraordinary administration that were held by the previous Managing Director under the board resolution of 9 May 2002 (without prejudice to the concurrent powers of the Board and of the Executive Committee), excluding only those that by law and the by-laws cannot be delegated. Given that he is also Managing Director, in accordance with art. 16.3 of the by-laws, Federico Minoli continues to be an ex ufficio member of the Executive Committee, which now consists of four members. On the other hand, there is no change in the powers delegated to the Executive Committee, which remain those laid down in the board resolution on 9 May 2002. The Board also decided to adjust the remuneration and extraordinary end-of-term indemnity of Federico Minoli (both as Chairman and as Managing Director), as follows: (i) confirmation of the right to receive extraordinary bonuses (known as retention bonuses) previously attributed to him by the Board in his role as Chairman, as explained in the notes; (ii) confirmation of attribution of the end-of-term indemnity of 1.2 million US dollars as explained in the notes, making it subject in future only to him no longer being the Company’s Managing Director; (iii) recognition of compensation of € 250,000 for acting as the Company’s Managing Director; (iv) confirmation of his compensation as Chairman and CEO of the subsidiary Ducati North America of 400,000 US dollars (plus base bonus and benefits).

     During the Board of Directors’ meeting held on 8 April 2003, Andrea Lipparini was coopted as a director, pursuant to art. 2386.1 of the Civil Code, to replace Carlo Di Biagio who had resigned. At the May 2, 2003 meeting, the Board coopted as a member of the Board Mr. Giles Thorley to replace Mr. David Choi who had resigned.

Schedule II

Ducati Motor Holding S.p.A.
Valuation and Qualifying Accounts
For the Years Ended December 31, 1999, 2000 and 2001

		Additions

	Balance at	Charged to	Charged to		Balance at
	the beginning of	cost and	other accounts		the end of
Description	the period	expenses	(foreign exchange)	Deductions	the period

			(€ 000)
Allowance for doubtful accounts:
Year ended December 31, 2000	3,343	240	(2)	(377)	3,204
Year ended December 31, 2001	3,204	1,037	135	(54)	4,322
Year ended December 31, 2002	4,322	1,333	(214)	(1,253)	4,188
Allowance for obsolete/slow moving inventory:
Year ended December 31, 2000	3,105	599	76	(625)	3,155
Year ended December 31, 2001	3,155	1,670	33	(571)	4,287
Year ended December 31, 2002	4,287	1,959	(119)	(741)	5,386