Form 20-F
period 2003-12-31
DUCATI MOTOR HOLDING SPA
filed 2004-06-30
CIK 1080063

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2003

001-14908
(Commission file number)

Ducati Motor Holding S.p.A.

(Exact name of registrant as specified in its charter)

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Italy
(Jurisdiction of incorporation or organization)

Via A. Cavalieri Ducati 3, 40132 Bologna, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing ten Ordinary Shares	New York Stock Exchange
Ordinary Shares*	New York Stock Exchange

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

1

2

3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

          Our audited financial statements and other financial information contained in this annual report on Form 20-F for the fiscal year ended December 31, 2003 (the “annual report”) have been prepared in conformity with generally accepted accounting principles in Italy (“Italian GAAP”), except for certain items under “Item 3. Key Information—Selected Consolidated Financial Data”, which have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”). For a detailed discussion of the differences between Italian GAAP and U.S. GAAP, see Notes 29, 30 and 31 to the audited financial statements. All of our per share and per American Depositary Share (“ADS”) information has been adjusted to reflect the ten-for-one split of our shares that occurred on September 7, 1998.

          In this annual report, references to “we”, “us”, “our”, “Ducati” and the “Company” are to Ducati Motor Holding S.p.A. and its subsidiaries and, unless the context otherwise requires, to their predecessors. References to “DMH” are to Ducati Motor Holding S.p.A. only. References to “Lit.”, “lira”, “lire” and “Italian lire” are to Italian lire, references to “US$ “, “$,” “dollars” and “U.S. dollars” are to United States dollars and references to “€” or “euro” are to the euro, the single currency established for certain members of the European Union (including Italy) upon the commencement of the third stage of the European Monetary Union (“EMU”) on January 1, 1999.

          Beginning with fiscal year ended December 31, 2001, we publish our audited financial statements in euro. For fiscal years ending before 2001, we published our audited financial statements in Italian lire. From January 1, 1999 to February 28, 2002 (the last day in which the lira was legal tender in Italy), we carried out non-cash transactions in euro as well as lire. For ease of comparison, we have presented in this annual report (1) our audited financial statements for fiscal years ending before 2001 and (2) other amounts formerly stated in Italian lire in euro and dollars, as applicable, as follows:

•	converting the lire amounts into euro at the fixed conversion rate of Lit. 1,936.27 per euro established in connection with the commencement of the third stage of the EMU;

•	converting the euro amount into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euro on December 31, 2003 of US$1.2597 per euro; and

•	the Noon Buying Rate for euro on June 28, 2004 was US$1.2145 per euro. Foreign currency translations in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

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

          Market data used throughout this annual report was obtained from our internal dealer data, surveys commissioned by us or industry publications. Registration data is based on our analysis of the following published sources:

•	ACEM (Association des Constructeurs Européens de Motocycles) and GIRAL (General Research International Associates Ltd.), an independent Swiss motorcycle consultancy, for the Western European markets;

•	ANCMA (Associazione Nazionale Ciclo Motociclo Accessori), for Italy;

•	MIC (Motorcycle Industry Council), for the United States;

•	Nirinsha Shinbun, for Japan; and

•	the Australian Bureau of Statistics, for Australia.

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

Item 2. Offer Statistics and Expected Timetable

          Not applicable.

Item 3. Key Information

Selected Consolidated Financial Data

          The following table sets forth our selected historical consolidated financial data as of and for the years ended December 1999, 2000, 2001, 2002 and 2003, which have been derived from our audited financial statements included in this annual report or in our previous filings with the Securities and Exchange Commission. Our audited financial statements and the selected financial data set forth below have been prepared in conformity with Italian GAAP.

          In addition, the following table sets forth certain selected financial data prepared in conformity with U.S. GAAP. For information concerning differences between Italian GAAP and U.S. GAAP as applied to our audited financial statements, see Notes 29, 30 and 31 to the audited financial statements.

          The selected consolidated financial data set forth below (except for other financial data) should be read in conjunction with the audited financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Consolidated Financial Data in Conformity with Italian GAAP

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(euro and dollars in thousands, except per share and ADS data) (1)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Net sales	€294,527	€379,534	€407,815	€412,971	€388,241	$489,067
Cost of goods sold(2)	(176,540)	(228,890)	(241,266)	(249,264)	(253,406)	(319,216)

Gross profit	117,987	150,644	166,549	163,707	134,835	169,851
Selling, general and administrative expenses	(70,704)	(95,604)	(107,968)	(122,032)	(112,806)	(142,102)
Depreciation of property, plant and equipment	(6,628)	(7,446)	(9,998)	(11,993)	(15,013)	(18,912)
Amortization of intangible assets	(17,623)	(22,147)	(24,582)	(21,991)	(23,876)	(30,076)
Other operating revenues	3,336	4,952	7,547	10,795	23,178	29,197
Operating income/(loss)	26,368	30,399	31,548	18,486	6,318	7,958
Interest expense, net	(11,886)	(8,814)	(12,750)	(11,472)	(9,273)	(11,681)
Foreign exchange gain/(loss), net	(2,427)	(10,615)	677	1,363	2,517	3,171
Other non-operating income/(expense) net(3)	172	6,702	(28)	134	558	703
Profit/(loss) before income taxes and minority interest	12,227	17,672	19,447	8,511	120	151
Income taxes	(3,179)	(7,189)	(8,894)	(1,986)	(80)	(101)
Minority interest	(127)	0	0	0	0	0
Net profit/(loss)	8,921	10,483	10,553	6,525	40	50
Net profit/(loss) per share(4)	€0.056	€0.066	€0.066	€0.041	€—	$—
Net profit/(loss) per ADS(4)	€0.56	€0.66	€0.66	€0.41	€—	$—
OTHER FINANCIAL DATA
Capital expenditures	8,706	11,328	13,464	23,819	15,746	19,835
Cash flows from operating activities	15,349	41,606	13,752	44,911	28,970	36,494
Cash flows from investing activities	(27,336)	(26,877)	(29,302)	(44,345)	(33,790)	(42,565)
Cash flows from financing activities	(15,371)	(12,244)	25,491	(310)	4,833	6,088

	As of December 31,
	1999	2000	2001	2002	2003	2003
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents	€11,279	€13,764	€23,705	€23,960	€23,973	$30,199
Net working capital(5)	56,709	56,133	105,488	97,546	93,954	118,354
Property, plant and equipment, net	47,228	51,110	54,576	66,402	67,167	84,610
Total assets	349,934	389,573	447,732	447,403	457,033	575,724
Total indebtedness(6)	123,595	111,129	132,140	133,523	151,209	190,478
Total shareholders’ equity	131,077	143,039	154,597	159,741	158,399	199,535

Selected Consolidated Financial Data in Conformity with U.S. GAAP (in thousands)(7)

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(euro and dollars in thousands, except per share and ADS data) (1)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Operating income(8)	€15,391	€33,560	€33,691	€16,148	€6,321	$7,963
Profit/(loss) before income taxes, minority interest and extraordinary items	(418)	14,631	20,308	9,973	852	1,073
Net profit/(loss)	(4,438)	7,094	14,178	6,966	(610)	(768)
Net profit/(loss) per share (basic)(9)	(29)	45	77	44	(4)	(5)
Net profit/(loss) per ADSs (basic)	(290)	450	770	440	(44)	(55)
Net profit/(loss) per share (diluted)	—	43	76	43	(4)	(5)
Net profit/(loss) per ADSs (diluted)	—	430	760	430	(44)	(55)
OTHER FINANCIAL DATA
Stock-based compensation	€14,543	€2,997	€204	€101	€67	$84
Depreciation and amortization(10)	11,985	13,187	17,625	16,975	16,628	20,946
Cash flows from operating activities	11,074	27,364	(3,444)	4,679	(2,231)	(2,318)
Cash flows from investing activities	(9,840)	(13,819)	(9,759)	(23,889)	(14,019)	(17,660)
Cash flows from financing activities	(2,439)	(11,505)	23,093	19,890	16,333	20,575

	As of December 31,
	1999	2000	2001	2002	2003	2003
CONSOLIDATED BALANCE SHEET DATA
Total assets	€269,671	€312,332	€357,824	€398,495	€411,888	$518,855
Total shareholders’ equity	50,369	62,346	77,717	83,483	81,154	102,230

(1)	Amounts are translated into U.S. dollars by converting the resulting euro amount into U.S. dollars at the Noon Buying Rate for euro on December 31, 2003 of US$ 1.2597 per euro.

(2)	These amounts exclude depreciation of property, plant and equipment and amortization of intangible assets.

(3)	For the year ended December 31, 2000, this item included a € 6.7 million gain recorded in connection with a voluntary, tax-driven write-up of the book value of our trademark in the statutory accounts of DMH. For the year ended December 31, 2003, this item included € 5.2 million of gains recorded in connection with a voluntary, tax driven write up of the book value of our trademark in the statutory accounts of DMH, and € 4.0 million of restructuring costs related to a reorganization plan that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. See “Item 5. Operating and Financial Review and Prospects—2003 Compared to 2002”.

(4)	For Italian GAAP purposes, the number of shares and ADSs is assumed to be the shares and ADSs outstanding at the period-end; for U.S. GAAP purposes, the number of shares has been calculated as the weighted average number of shares and ADSs outstanding during the period. Italian per share numbers do not reflect the effect of incremental shares, if any, that would have been outstanding, assuming all options granted under our share option plans were exercised during the relevant period.

(5)	Net working capital is calculated as total current assets less total current liabilities. Cash and cash equivalents, non-commercial receivables and payables with Cagiva S.p.A. and the current portion of indebtedness (long-term debt and short-term bank borrowings) are excluded from such calculation.

(6)	Total indebtedness comprises long-term debt (including current portion) and short-term bank borrowings.

(7)	Financial data prepared in conformity with U.S. GAAP is presented as supplemental information for investors; our audited financial statements included in this annual report are prepared in conformity with Italian GAAP. For information concerning certain differences between Italian GAAP and U.S. GAAP as applied to our audited financial statements, see Notes 29, 30 and 31 to the audited financial statements.

(8)	Operating income, profit/(loss) before income taxes, minority interest and extraordinary items and net profit/(loss) are stated after deducting a non-cash expense for stock-based compensation of € 3.0 million, € 0.2 million, € 0.1 million and € 0.1 million for each of the years 2000 through 2003, respectively.

(9)	We have not paid any dividends for the periods presented.

(10)	Effective January 1, 2002, we adopted the provisions of SFAS 142, “ Goodwill and Other Intangible Assets”. Subsequent to the adoption of SFAS 142, we do not amortize goodwill for U.S. GAAP purposes, but do test for impairment. For Italian GAAP purposes, we continue to amortize goodwill. In addition, goodwill in our Italian GAAP financial statements relating to the 1996 acquisition of the Ducati brand name, trademark and related intellectual property rights (see Notes 1(b) and 29 to our audited consolidated financial statements) is not considered goodwill under U.S. GAAP, but is reflected as part of “Brand Name” and therefore continues to be amortized.

Exchange Rates

          Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of euro prices of the shares listed on the Mercato Telematico Azionario (“Telematico”), the automated screen-based trading system managed by Borsa Italiana S.p.A. (the “Italian Stock Exchange”) and, as a result, are likely to affect the market price of the ADSs in the United States. Exchange rate fluctuations will also affect the U.S. dollar amounts received by holders of ADSs on the conversion into U.S. dollars by the Depositary of any cash dividends declared and paid in euro on the shares represented by the ADSs.

          The following table sets forth the Noon Buying Rate for euro expressed in U.S. dollars per euro rounded to the nearest one hundredth of a U.S. cent for the periods indicated. Amounts for the year 1998 (before the adoption of the euro) have been calculated based on the Noon Buying Rates for the Italian Lira, converted into euro at the official fixed conversion rate of € 1= Lit. 1,936.27 and expressed in dollars per € 1.

Year:	Average(1)	At Period End
1999	1.0588	1.0070
2000	0.9207	0.9388
2001	0.8909	0.8901
2002	0.9495	1.0485
2003	1.1411	1.2597

Month ending:	High	Low
December 31, 2003	1.2597	1.1956
January 31, 2004	1.2853	1.2389
February 29, 2004	1.2848	1.2426
March 31, 2004	1.2431	1.2088
April 30, 2004	1.2358	1.1802
May 31, 2004	1.2274	1.1801

(1)	Average of the Noon Buying Rate for euro for the last business day of each month in the period.

          The effective Noon Buying Rate for euro on June 28, 2004 was US$ 1.2145 per 1 euro.

Risk Factors

          Investing in our shares or ADSs involves certain risks. You should carefully consider each of the following risks and all of the information included in this annual report.

The world motorcycle market is highly competitive

          The world motorcycle market is highly competitive. Our principal competitors are four Japanese manufacturers (Honda, Suzuki, Yamaha and Kawasaki), two European manufacturers (Triumph and BMW) and, to a more limited extent, Harley-Davidson of the United States. Additional competitors, including MV Agusta and Aprilia of Italy, also produce motorcycles that compete with ours. Motorcycles produced by Harley-Davidson’s Buell subsidiary also compete with our Sport Naked motorcycles. Most of our competitors have substantially greater financial resources, are more diversified and have significantly higher sales volumes (allowing for greater economies of scale) and market share than us. Certain of our competitors may also have shorter product development cycles and may be able to bring new products to market more quickly than we can. Like other competitors in the motorcycle industry, our competitiveness is also influenced by our performance on international professional racing circuits. We cannot assure you that the racing success of Ducati motorcycles in the World Superbike Championship will continue or will be replicated in the Moto GP Championships, which we re-entered in 2003. Racing success may also be affected by events outside of our control, such as injuries or accidents occurring to our riders. We are also subject to potential price pressure from our competitors that may result from appreciation of the euro relative to other currencies, in particular the U.S. dollar, the U.K. pound sterling and the Japanese yen. In general, we cannot assure you that, in the future, we will be able to maintain our present competitive position. See “Item 4. Information on the Company—Products and Distribution—Market Share and Competition”.

Demand for motorcycles is cyclical

          In the past, the motorcycle industry has been subject to significant changes in demand due to changing social and economic conditions affecting discretionary consumer income, such as employment levels, business conditions, taxation rates, fuel costs, interest rates and other factors. We have experienced periods (notably –5.0% in 2002) of material decreases in demand in our target market (the Sport sub-segment of the market for road motorcycles with engine displacements of 500cc or greater (the “>500cc Road Market”)), which has had a material effect on our results of operations for such periods. The factors underlying such changes in demand are beyond our control, and demand for our products may again decline in the future, which could have a further negative impact on our business, prospects, results of operations or financial condition.

Our business is seasonal and we are required to predict levels of demand in advance and provide current motorcycle models to the market on a timely basis

          Like other competitors in the motorcycle industry, our operations are characterized by seasonal fluctuations in demand and a stable production level (although we shut down production each year during the month of August and the last two weeks of December). Annual retail demand for motorcycles is highest during April, May and June, resulting in peak factory sales during March, April and May and a build-up of inventory from September to February. As a result, we must plan overall annual production levels based on predicted levels of demand for our products, which we derive in part from our own market assessments and long-term, non-binding purchase commitments from our distributors. We must also provide current models to the market during the critical annual spring season as demand typically shifts in the second half of the year to models introduced for the ensuing year. Mismanagement of our production levels or delayed delivery of current models can result in excess inventories and resulting promotional expenses (i.e., rebates, discounts, complimentary accessories and other incentives) that we incur to reduce the same. See the discussion of our selling, general and administrative expenses in “Item 5. Operating and Financial Review and Prospects”. We cannot assure you that we will accurately predict annual and long-term demand in the future or in any event provide our current motorcycles to the market on a timely basis. Any failure to do so may have a material adverse effect on our business, prospects, results of operations or financial condition. In addition, a number of factors could cause dealers to delay or cancel orders already placed with us, including general economic conditions, competitive factors and changes in governmental regulation such as import/export rules and tariff rates.

We are dependent on our suppliers, and increases in component prices may negatively affect our operations

          We purchase virtually all of our motorcycle parts and components from third-party suppliers. With the exception of a limited number of long-term component supply contracts for periods ranging from one to three years, we only enter into short-term, rolling contracts with suppliers. In addition, we typically contract with our suppliers on a non-exclusive basis, which allows us to replace our suppliers at any time. Generally, individual motorcycle components are available from a variety of sources, and our policy is to identify at least two sources of supply for each component. However, we rely upon single-source suppliers for certain components, including “platform” components. See “Item 4. Information on the Company—Products and Distribution—Production—Assembly Operations”. Our assembly operations may be interrupted or otherwise adversely affected by delays in the supply of parts and components from third-party suppliers. They may also be interrupted if parts or components become unavailable on commercially reasonable terms in the future. Even if parts and components are available from alternative sources, we may face increased costs and production delays in connection with the replacement of an existing supplier with one or more alternative suppliers. These factors could have a material adverse effect on our business, prospects, results of operations or financial condition. See “Item 4. Information on the Company—Products and Distribution”.

          Like other competitors in the motorcycle industry, our operations are affected by the prices of motorcycle components. The prices of motorcycle components have been subject to fluctuations in the past and may be subject to fluctuations in the future. These fluctuations may result from fluctuations in the prices of raw materials (including commodities such as steel, aluminum, energy and oil-related products) from which these components are manufactured. In the first four months of 2004, the price of steel increased from 20% to 40% (depending on the type of steel), resulting in an average increased per-motorcycle production cost of approximately two percent. We believe that it is likely that there will be further increases in steel prices. Any increase in the prices of motorcycle components may have a material adverse effect on our business, prospects, results of operations or financial condition.

We have made significant investments and capital expenditures as to which we may not receive a return

          In 2002 and 2003, our capital expenditures in property, plant and equipment were approximately € 23.8 million and € 15.7 million. Such expenditures in 2002 principally related to our research and development initiatives (i.e., the launch of the Multistrada and the 999). In 2002, we also invested in research and development activities to develop the Ducati Desmosedici motorcycle in connection with our participation in the Moto GP Championship (which are included in our costs of goods sold for 2002). We had fewer expenditures in 2003 owing to the reduced capital requirements relating to the development of our new Sportclassic motorcycle model line. If any of the above initiatives is unsuccessful, our related past and anticipated future capital expenditures and several other research and development expenditures may not result in any return or material benefit to us, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

We may be subject to significant product liability claims

          Like our competitors, we are exposed to possible claims for personal injury from the use of our motorcycles, particularly in the United States, where product liability claims grounded on personal injuries are more common than in other countries. Although no claims of this kind have been made against us that are not covered by our existing product liability insurance coverage, such claims may arise in the future. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, prospects, results of operations or financial condition. See “Item 4. Information on the Company—Products and Distribution—Insurance; Product Liability”.

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

Strikes and other labor disturbances may negatively impact our operations

          We operate in a heavily unionized industry and are subject to the risk of strikes and other work stoppages. Our employees in Italy are subject to national and company-specific bargaining agreements. Our national collective bargaining agreement was renewed in May 2003, and expires in December 2006 generally, and in December 2004 as to the economic aspects. Our company-specific collective bargaining agreement was signed in December 2003 and expires in December 2007.

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

We are dependent on qualified personnel

          Like our competitors, our commercial success depends in part upon our ability to continue to attract and retain highly qualified design, technical and commercial management and other personnel. We cannot assure you that the members of our management team will continue working for us in the long term. In 2003 and 2004, many such personnel did not receive performance bonuses as part of their compensation owing to our failure to meet certain financial targets in 2002 and 2003, respectively. As a result, we may have increased difficulty in retaining such personnel, especially if the labor market in general improves. See “Item 6. Directors, Senior Management and Employees.” Competition in general for qualified personnel in the motorcycle industry is intense and we could be materially adversely affected by the loss of key employees. We cannot assure you that we will be able to attract, recruit and retain sufficient qualified personnel to remain competitive.

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

We are subject to foreign currency exchange rate fluctuations, particularly with respect to the U.S. dollar

          We are exposed to foreign exchange rate risks. Our sales and operating profits are affected by the impact of fluctuations in currency exchange rates between the euro and certain foreign currencies on product prices and operating expenses. In 2003, we had net sales denominated in U.S. dollars, Japanese yen and U.K. pounds sterling that together exceeded 32.3% of our total net sales for the year (with sales in U.S. dollars accounting for approximately 14.4% of our total net sales), while our costs are principally denominated in euro.

          Fluctuations in the exchange rates of certain foreign currencies, principally the U.S. dollar, the U.K. pound sterling and the Japanese yen, relative to the euro may adversely affect our sales and operating results and the international competitiveness of our Italian-based manufacturing operations. We are also subject to potential price pressure from our competitors that may result from appreciation of the euro relative to other currencies, in particular the U.S. dollar, the U.K. pound sterling and the Japanese yen. In 2003, the euro’s appreciation over other currencies (including the U.S. dollar, where the appreciation was approximately 19.4% on average, and 20.4% at year end), contributed to the decline in our sales and operating results. We engage in foreign exchange transactions to hedge portions of our transactional exposure to fluctuations in exchange rates between the euro and various foreign currencies, including the U.S. dollar, the U.K. pound sterling and the Japanese yen. Our hedging policy until the end of 2003 consisted in covering, during the last quarter of each year, the sales of the coming year. Beginning in January 2004, we have shifted to an 18-month rolling coverage. We cannot assure you that the foregoing will adequately protect us from the effects of future exchange rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

          We are also subject to a number of domestic Italian governmental regulations relating to the use and storage of materials, discharge and disposal of wastes from the factory and safety standards of facilities and processes. We have not been subject to material environmental or safety claims in the past and believe that our activities conform in all material respects to presently applicable environmental and safety regulations. However, the failure to comply with present or future regulations could result in damages or fines, suspension of production or cessation of certain activities. New regulations could require us to incur significant expenses that could have an adverse effect on our results of operations. Any failure to control the use of, or adequately restrict the discharge of, hazardous substances or to comply with safety requirements and legislation could subject us to significant liabilities. See “Item 4. Information on the Company—Products and Distribution—Governmental and Environmental Regulation”.

We have incurred indebtedness

          On May 31, 2000, we issued a series of Eurobond notes (the “Notes”) in the aggregate principal amount of € 100.0 million, which mature on May 31, 2005. Since their issuance, to reduce interest costs, we have repurchased an aggregate principal amount of approximately € 39.3 million of the Notes — €9.0 million in 2001 (funded through advances proceeds from the sale and lease-back transaction related to our Bologna facility), none in 2002, € 15.3 million during 2003 and € 15.0 million during the first six months of 2004 (in each case, funded from proceeds of corresponding committed bank loans). The terms and conditions of the Notes do not include any financial coverage ratios or performance covenants, but do limit our ability to create liens on assets to secure (i) indebtedness represented by bonds, notes, debentures or other negotiable instruments or (ii) any guarantee of such indebtedness. Events of default under the terms and conditions of the Notes, which would entitle the noteholders to declare the Notes to be immediately due and payable, include but are not limited to, failure to pay interest or principal under the Notes when due, failure to comply with any obligations under or in respect of the Notes, failure to pay other indebtedness when due, acceleration of other indebtedness and the occurrence of certain bankruptcy or other insolvency events. If the noteholders declare the Notes to be immediately due and payable, our business, prospects, results of operations and financial condition would be materially and adversely affected.

          As a result of seasonal working capital requirements, our borrowings fluctuate significantly during the year, generally peaking from February to April. We expect to finance our working capital requirements by drawing on credit lines that several Italian commercial banks have made available to us.

During 2003, our cash flow from operating activities was € 29.0 million and our interest payments on indebtedness during the period were € 6.4 million, or 22.0% of our cash flow from operating activities.

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

Control by certain shareholders

          As of June 28, 2004, TPG Motorcycle Acquisition L.P. (“TPG Acquisition”), a limited partnership which is part of a group of investment funds known as Texas Pacific Group (“TPG”), owned 33.15% of our outstanding shares and controls us. In addition, as of May 6, 2004, Harris Associates, L.P. and Giorgio Seragnoli owned 7.57% and 4.93%, respectively, of our outstanding shares. The remainder of our shares are widely held. As a result, TPG has the power to determine (or holds a veto right in respect of) matters requiring shareholder approval, including the appointment of our board of directors. The concentration of our beneficial ownership may also have the effect of delaying, deterring or preventing a change in our control, may discourage bids for our shares or ADSs at a premium over the market price of the shares or ADSs and may otherwise adversely affect the market price of our shares or ADSs.

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

Item 4. Information on the Company

History and Development of the Company

          We are one of the world’s leading manufacturers of high-performance sport motorcycles. Founded in 1926, we are widely recognized among motorcycle enthusiasts for producing racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. With an extensive racing pedigree dating to the 1950s, our motorcycles have dominated the World Superbike Championship, where we have won twelve of fourteen manufacturers’ titles since 1990 and more single race victories than all other manufacturers combined. In 2003, after an absence of over 30 years, we resumed participation in the Moto GP Championship, achieving a second place finish in the manufacturer’s ranking of the Championship. We believe that our globally recognized brand, unique product characteristics and proven racing success provide us with a loyal and enthusiastic customer base and enable us to position our motorcycles as premium price products within the “Sport” sub-segment of the large-displacement motorcycle market.

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

Business Overview

          We produce motorcycles in five model lines, which vary in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked, Sport Touring and Multistrada. For model year 2006, we plan on selling a sixth model line, the Sportclassic, which we expect to go into production at the end of 2005. We sell our motorcycles and related products in 66 countries worldwide, with a primary focus on the Western European and North American markets, which together accounted for approximately 85.0% of our net sales in each of the last three years. In 2003, no single country accounted for more than 15.0% of our net sales of motorcycles and related products, with the exception of

Italy at 30%. We have a global distribution network directly controlling our Italian sales and operating wholly owned distribution subsidiaries in North America, France, Germany, the Benelux countries (which is also responsible for Sweden), Japan and the United Kingdom. Our manufacturing operations, based in Bologna, Italy, consist primarily of engine and motorcycle assembly and are not vertically integrated, resulting in a relatively low fixed cost structure.

Competitive Strengths

          We believe our position as one of the world’s leading manufacturers of high-performance motorcycles is primarily attributable to the following competitive strengths:

          Focused Market Niche Strategy. Founded in the Ducati racing heritage, our product development effort is primarily focused on racing-derived motorcycles. This focus gives us a strong competitive position in our targeted market niche of high-performance sport motorcycles. We estimate that our worldwide market share in our target market grew from 4.0% in 1996 to 5.4% in 2003. We remain loyal to our original market for uncompromised, high-performance sport motorcycles, a position recognized by our customers, motorcycle enthusiasts, the press and the industry at large.

          Global Brand Strength. Our well-defined market positioning and unique brand character, combined with the international success of our motorcycles in the World Superbike Championships, the Moto GP Championship and other international racing events promote awareness of the Ducati brand around the world. The Ducati brand is recognized globally for large-displacement, high-performance sport motorcycles and is associated with innovative design, advanced engineering and racing success. We also reach Ducati fans all over the world through our website.

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

          Performance Superiority. Ducati motorcycles excel on the racetrack because of their superior handling characteristics and usable power. Our motorcycles have dominated the World Superbike Championship, where we have won twelve of fourteen manufacturers’ titles since 1990 and more single race victories than all other manufacturers combined. In 2003, after an absence of over 30 years, we renewed participation in the Moto GP Championship. We believe that the superior performance of our motorcycles is the result of the Ducati tradition of technical excellence.

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

          Expand Our Customer Base. We aim to open new entry doors to Ducati world and to expand premium niches of the most appealing and untapped market segments compatible with the Ducati brand, principally by continuing to introduce new families of Ducati motorcycles specifically designed to attract customers interested in more comfortable multipurpose motorcycles or the look and feel of classic Ducati sport motorcycles of the past.

          Strengthen Our Position in Our Core Market. We intend to maintain and strengthen our niche position in our target market of high-performance sport motorcycles. To this end, all of our motorcycles will continue to incorporate signature Ducati features such as the Desmodromic valve control system, the L-twin engine, the tubular trestle frame and the distinctive Ducati sound. We continuously seek to strengthen our position in our core market by upgrading our motorcycle lines with technical and design innovations as they become available from racing experience or the product development process. In particular, we have made the following important innovations in the recent past:

•	Superbike. Since the introduction of the 916 Superbike in 1994, we have continuously upgraded the technology and power of this motorcycle with the 996 in 1998, the 996R in 2000 (with a more powerful Testastretta engine) and the 998 in 2001. In July 2002, we introduced the 999, a radically redesigned Superbike, which is lighter and more aerodynamic than its predecessors and is powered by an improved Testastretta engine.

•	Super Sport. In 2002, we introduced a 620cc version of the Super Sport, and upgraded the 750cc and 900cc engines of our Super Sport motorcycles to 800cc and 1000cc Dual Spark. Dual spark engines have two spark plugs per cylinder, offering extra reliability and power.

•	Sport Naked (or “Monster”). In 2001, we upgraded the Monster 600 with the introduction of the fuel-injected Monster 620ie, and in 2002, we upgraded the 750cc and 900cc engines of the Monster to 800cc and 1000cc Dual Spark. In 2003, we also introduced the Monster S4R, our most powerful Monster, featuring a four-valve, 996 engine and new single-sided aluminum rear swing arm, an upgrade of the Monster S4.

•	Sport Touring. In 2001, in addition to the ST4 and ST2, we introduced the ST4S Sport Touring motorcycle. This model features a 996cc engine, to which we added an Anti-Block Brake System (ABS) for model year 2003. In 2003, we launched the ST3, which features a new three-valve engine.

•	Multistrada. We presented a prototype of the Multistrada, our fifth family of motorcycles, to the press and public in September 2001. The first model, the Multistrada 1000 Dual Spark, featuring a dual valve, air-cooled 1000cc engine, went into production in April 2003. This motorcycle is a multipurpose sportsbike offering Superbike performance in a more comfortable design with a more upright position.

•	Sportclassic. We presented the prototypes of the Sportclassic, our sixth family of motorcycles, to the press and public in October 2003. The first Sportclassic will be the Paul Smart 1000 Limited Edition, which we expect will go into production at the end of 2005. This motorcycle, featuring front and rear Ohlins suspension and painted in the silver and green color scheme similar to the original Ducati 750 Super Sport, is inspired by the bike that Paul Smart rode to victory in the Imola 200 race in 1974. It shares the same technology as our other motorcycles, distinguishing itself by its 1970’s look.

We also continue to participate in worldwide racing events, and, in particular, the World Superbike Championship, through our racing subsidiary, Ducati Corse S.r.l. We believe that racing is a critical aspect of our marketing and research and development efforts and an important component of the Ducati image. Following a change in the eligibility requirements for the Moto GP Championship, we began participating in the newly established Moto GP Championship in 2003, for which we developed a racing motorcycle called the “Ducati Desmosedici”, which is powered by a four stroke “double twin” cylinder engine, continuing our tradition of racing inspired product development.

          Expand Our Product Offering. We will continue to develop and introduce new products to appeal to the changing needs of our customers and to bring new customers to the Ducati brand. We have successfully expanded the boundaries of our traditional market niche by combining the allure of our high-performance racing heritage with distinctive style or functional features. In 1993, we introduced the Sport Naked line (represented by the Monster), appealing to the lifestyle of the urban customer and, in 1997, we introduced the Sport Touring line (represented by the ST2, the ST4, the ST4S and the ST4S ABS), appealing to customers looking for a greater degree of riding comfort. These new product lines significantly broadened the Ducati customer base. Since their launch, we have continued to expand our product offering with marketing-driven initiatives designed to meet specific consumer needs, such as the Monster Dark in 1997 (targeted at younger customers) and Monster City in 1998 (targeted at urban commuters). Our introduction in 1999 of the Monster 900 and the Monster Metallic, the Monster 620 in 2002 and the Monster S4R in 2003 were targeted at appealing to the diverse tastes of Monster consumers, with the S4R offering customers a more powerful engine and an experience more akin to riding a Superbike. With the launch of our website in September 2000, we introduced and sold the limited production 996R Suberbike motorcycle exclusively over the internet, and for model year 2002, we launched the 998. In July 2002, we launched the 999, a radically redesigned Superbike aimed at broadening the appeal of the Superbike family by enhancing the functionality and accessibility of the bike, while maintaining the intensity of the Superbike experience. In 2002, we launched a new motorcycle family for model year 2003, the Multistrada, designed to attract new customers to the Ducati brand. This motorcycle offers Superbike performance in a more comfortable design and is characterized by a more upright position and a new dual spark, air-cooled 1000cc engine. In October 2003, we presented the prototypes for the Sportclassic line, our sixth motorcycle family, which we plan on selling beginning in model year 2006. We launched this motorcycle family, which is reminiscent of classic Ducati motorcycles of the past yet features top technology, based on on-line research of the interests of Ducati’s fans.

          Strengthen Our Distribution Network. Our distribution strategy is aimed at maximizing sales and increasing our contacts with retail customers. Among other things, in carrying out our strategy, we:

•	continue to consolidate our position in the six strategic markets in which we have established wholly owned sales and marketing subsidiaries;

•	selectively replace on an ongoing basis under-performing distributors in certain markets in which we do not carry out distribution directly through wholly owned subsidiaries;

•	evaluate each year whether to appoint new distributors in markets in which we have previously been inactive and whether to introduce “Ducati stores” in selected markets throughout the world (so that 139 Ducati stores were opened by December 31, 2003, as compared with 111 Ducati stores opened at December 31, 2002); and

•	continue to increase and develop the information and activities on our website, through our subsidiary Ducati.Com, which was created in July 2000 to build further our brand and broaden our reach to Ducati fans and friends.

     We believe that a strong overall distribution network will be a key factor in driving future increases in our market share.

          Strengthen Our Global Brand. We have undertaken a coordinated marketing effort to reinforce the traditional strengths of the Ducati brand and to increase the visibility of the Ducati name. We have launched an international advertising campaign presenting Ducati motorcycles and our people, established the Ducati Museum at our Bologna headquarters and created an official Internet site. We also hosted the first World Ducati Weekend in Bologna in June 1998, which attracted more than 10,000 Ducati enthusiasts, a second World Ducati Weekend in Misano in June 2000, which attracted over 20,000 enthusiasts, a third such event, the World Ducati Week in Misano in June 2002, which attracted over 25,000 enthusiasts. A fourth such event, the World Ducati Weekend in Misano in May 2004, attracted over 45,000 enthusiasts. We are actively exploiting the marketing opportunities provided by our racing activities through several sponsorship agreements and created a special purpose company, Ducati Corse Srl, dedicated to our racing-related activities in the Moto GP Championship and the Superbike Championship. We have also introduced VIP hospitality tents at Superbike and Moto GP Championship racetracks to provide a focal point for Ducati riders, dealers and enthusiasts. In addition, we organize a number of events to encourage fans to join the World of Ducati, such as women’s riding schools, classic rallies around Italy, the Ducati tour club and rental programs. We have sought to extend media coverage of the Ducati brand beyond the traditional motorcycle sector press and have developed a new corporate identity by standardizing our corporate logo, lettering and marketing material on a worldwide basis. In 2000, we established a separate company (Ducati.Com) with the mission of leveraging the Ducati brand and racing heritage into a vertical internet portal dedicated to the Ducati life-style, the world of motor racing and the world of motorcycle enthusiasts. We believe that our marketing and community approach will further strengthen the brand recognition and customer and fan loyalty that we currently enjoy.

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

          Develop Our Internet Business. We established a dedicated Internet homepage at www.ducati.com that includes a comprehensive catalogue of the current motorcycle lines and related spare parts, the latest racing news, a virtual Ducati museum and contacts for local dealerships. We intend to continue developing our Internet and e-commerce operations. On July 24, 2000, we incorporated our Internet business into a separate subsidiary (Ducati.Com) focusing on our Internet initiatives. Our on-line strategy aims to leverage the Ducati brand and racing heritage with the goals of increasing sales opportunities, improving operating efficiencies and providing information and community space for Ducati enthusiasts. We believe our on-line operations also help build overall greater brand awareness. More specifically, our website is designed to address the following opportunities:

          Commerce. We have developed two main channels of e-commerce: Business-to-Consumers (for accessories, apparel and services like Ducati ticket events) and Business-to-Business-to-Consumer (for motorcycles, accessories and special products like limited edition products).

          Content. Our website offers:

•	complete information regarding our current motorcycle catalogue (including technical details and a downloadable brochure, with pictures, sound, videos, available colors and versions);

•	tips, information and FAQ for motorcycle use and maintenance;

•	apparel, accessory and spare part catalogues, downloadable in PDF format;

•	coverage of the World Superbike Championship, the Moto GP Championship and other motor racing or special events;

•	a calendar of Ducati-related events; and

•	downloadable multimedia materials (e.g., screensavers, e-cards and wallpaper).

          Community. We also offer Ducati enthusiasts a combination of club activities, e-mail capabilities, message boards and the possibility to set up personal web pages.

          On December 31, 2003, the headcount of Ducati.Com was reduced from 20 as of December 31, 2002 to 13 professionals, principally due to our having concluded our development activities and our effort to reduce costs generally. To further increase efficiency, we plan to merge Ducati.Com into DMH in the fall of 2004. The information displayed on our website is not incorporated by reference into this annual report.

Organizational Structure

          DMH designs, manufactures and distributes Ducati-branded motorcycles, spare parts and engines. DMH has six direct, wholly owned subsidiaries engaged in the regional distribution of Ducati motorcycles and other products: Ducati North America Inc., Ducati France S.A.S., Ducati Motor Deutschland GmbH, Ducati North Europe B.V., Ducati Japan KK and Ducati U.K. Limited. In addition, DMH owns Ducati Corse S.r.l., the Ducati racing subsdiary, Ducati.Com S.r.l., the Ducati company that focuses on our Internet and e-commerce initiatives which is in the procss of being merged into DMH, Ducati Retail S.r.l., the Ducati subsidiary that will make retail sales of Ducati products at Ducati-owned stores in areas not covered by our current dealerships, and Ducati Consulting S.r.l., the Ducati subsidiary that will provide consulting and logistics services to all of the Ducati Group companies as well as to our suppliers and other manufacturers.

          The following chart illustrates our organizational structure as of the date of this annual report, including the country of incorporation of each subsidiary.

          In December 2001, Gio.Ca.Moto International s.r.l. was merged into DMH. The merger became effective generally as of December 31, 2001, and had retroactive effect to January 1, 2001 for accounting and tax purposes. Prior to the merger, we owned 100% of the quotas of Gio.Ca.Moto after acquiring the 0.1% we did not already own in March 2001.

          On December 20, 2001, we sold our 40.0% equity interest in HPE High-Performance Engineering S.r.l., a joint venture we entered into in 1998 with former director Piero Ferrari and others relating to advanced engine technology. We sold our interest at a sale price equal to its book value of € 82,633.

          On February 14, 2002, as a result of losses for the year ended 2001 and in accordance with Italian law, the shareholders of Ducati.Com S.p.A. resolved to decrease its share capital from € 2.6 million to zero. On such date, the shareholders of Ducati.Com S.p.A. also approved the conversion of Ducati.Com from a joint stock company (società per azioni) whose share capital is represented by shares to a limited liability company (società a responsabilità limitata), and to set its paid-in capital at € 10,000. We intend to merge Ducati.Com into DMH to make the organization and management of this entity more efficient (in particular, in respect of treasury management, legal and administrative functions). The merger will be completed in the fourth quarter of 2004.

          On August 20, 2003, Ducati France S.A. changed its name to Ducati France S.A.S. (Societé par Actions Simplifiée), and at such time DMH acquired the 0.1% interest in such entity that it did not already own.

          On January 27, 2004, Ducati Corse S.r.l. transferred 1.0% of the quota capital of Ducati.Com S.r.l. to Ducati Motor Holding S.p.A.

          On February 11, 2004, Ducati Benelux B.V. changed its name to Ducati North Europe B.V.

          On April 14, 2004, we formed Ducati Retail S.r.l., a subsidiary held 99.0% by DMH and 1.0% by Enrico D’Onofrio, our manager of finance. Ducati Retail S.r.l. will make retail sales of Ducati products at Ducati-owned stores in areas not covered by our current dealerships (e.g., the sale of motorcycles used by journalists or shown at fairs and exhibitions, or the sale of merchandising at airports).

          On May 6, 2004, we formed Ducati Consulting S.r.l., a majority owned subsidiary (85% held by DMH and the remaining interests held by two DMH executives and a member of DMH’s board) which will provide consulting and logistics services to all of the Ducati Group companies as well as to our suppliers and other manufacturers.

Products and Distribution

The World Motorcycle Market

          In 2003, total world motorcycle registrations were estimated at over two million units, which include all motorcycles and scooters with engine displacements greater than 50cc registered in the United States, Western Europe, Japan and Australia. We view the world motorcycle market as divided into four main segments: motor scooters, off-road motorcycles, road motorcycles with engine displacements of less than 500cc and road motorcycles with engine displacements of 500cc or greater. Other subdivisions of the world motorcycle market exist and there is no universally recognized system for classifying this market.

          We believe that the >500cc Road Market accounted for over one million registrations in the United States, Western Europe, Japan and Australia in 2003 and may be further segmented into “Cruiser”, “Touring”, “Dual”, “Naked” and “Sport” sub-segments. The Touring sub-segment is comprised of motorcycles designed for comfortable, long-distance travel, while the Dual sub-segment is comprised of motorcycles designed for on and off-road riding. The Cruiser sub-segment is comprised of heavy motorcycles with a classic design typically featuring heavy use of chrome components. The Naked sub-segment is comprised of motorcycles totally or partially without body panels. The Sport sub-segment is principally comprised of motorcycles built for, or inspired by, a racing environment.

          We currently compete in the Naked, Sport, and Dual sub-segments of the >500cc Road Market. In 2003, we estimate that total motorcycle registrations, including those in the United States, Western Europe, Japan and Australia, were approximately 570,000 units in the above-mentioned sub-segments, with approximately 20,000 additional motorcycles sold during 2003 in countries in which we compete but for which registration data is not available.

          Naked motorcycles are characterized by the absence of body panels, a design feature that leaves the engine exposed and reduces weight. Naked motorcycles are targeted at customers who are particularly interested in urban street riding. The Sport sub-segment is comprised of three main groupings: Superbike motorcycles are racing-derived motorcycles equipped with the most powerful engines and the latest technical advances and are targeted at riders who desire a bike that is similar to those used on international professional racing circuits. Super Sport motorcycles feature classic design and are targeted at riders interested in balancing horsepower with greater rideability. Sport Touring motorcycles combine the powerful engine of sport motorcycles with the long-range driveability and features of Touring motorcycles, and are targeted at customers who are interested in comfortable, one- or two-rider traveling over relatively longer distances. For model year 2003, we introduced a new line of motorcycles, the Multistrada, in the Dual sub-segment of the >500cc Road Market. The Multistrada aims to combine the performance of sport motorcycles with the comfort of tourism bikes.

          We estimate that in 2003 the market defined as the Sport, Naked, and Dual sub-segments of >500cc Road Market, as measured by registrations, was approximately 420,000 in Western Europe, 150,000 in the United States, 50,000 in Japan and 20,000 in Australia. Within Western Europe, Germany was the largest market for sport motorcycles in 2003 (105,000 registrations), followed by Italy (102,000), France (79,000) and the United Kingdom (60,000).

          We estimate that the Sport sub-segment of the >500cc Road Market experienced a compound annual growth rate of 3% in Western Europe and 15% in the U.S. during the 1997 to 2003 period. In the Naked sub-segment, we estimate a compound annual growth rate of 9% in Western Europe and 14% in the U.S. over the same period. In the Dual sub-segment, we estimate a compound annual growth rate of 1.0% in Western Europe and 22.0% in the U.S. over the same period.

Motorcycle Lines

          Consistent with the current segmentation of the Sport sub-segment of the >500cc Road Market, we manufacture and distribute five high-performance lines of motorcycles: Superbike, Super Sport, Sport Naked, Sport Touring and Multistrada. Motorcycle sales accounted for 81% of our net sales in 2003, as compared to 83% in 2002 and 85% in 2001. We manufacture multiple models within our five product lines, which are differentiated primarily by their engine capacity, fairing and color schemes.

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

          Although they share the common characteristics described above, our individual product lines are distinguished by the following features:

          Superbike. The Superbike, our flagship motorcycle, is closely derived from the Ducati motorcycles currently competing in the World Superbike Championship. Since the introduction of the first Ducati Superbike, the 851, in 1987, we have continuously upgraded the technology and power of this motorcycle. The 851 was based on custom-built championship racing bikes modified to meet government safety and noise standards. With the success of the 851, we extended the Superbike range to include the 916 and the 748, introduced in 1993 and 1994. The 916 won several worldwide awards, including four “motorcycle of the year” awards from Motor Cycle News (“MCN”) magazine. For model year 1999, we launched the 996 to replace the 916. The 996 features a 996cc liquid-cooled, four-valve twin engine. For model year 2000, we introduced two new versions of the 748 Superbike, one with a more powerful engine and another in a special racing version. For model year 2001, we introduced the 996R Testastretta (meaning “compact head”), which features a 998cc engine. For sale in model year 2002, we launched the

998R Testastretta, a radically redesigned Superbike that offers a more powerful engine and is more aerodynamic that its predecessors. The 998R Testastretta was nominated “Sports Motorcycle of the Year” by German magazine Motorrad, Europe’s leading motorcycle publication. For model year 2003, we launched the new 999, a radically redesigned Superbike, which is lighter and more aerodynamic than its predecessors. For model year 2004, we launched the 749R, with a Testastretta series engine and chassis specifically developed to ensure top competitiveness on the racetrack. The 749R completes the Superbike range and marks Ducati’s return to the World Supersport Championship. All Superbike motorcycles can reach speeds in excess of 250-270 kilometers (155-170 miles) per hour and have a compact design and slim silhouette designed to provide superior handling at such speeds. We sold 9,308 Superbike motorcycles in 2003, representing 24.2% of total units sold and 36.1% of net motorcycle sales, compared to 12,641 Superbike motorcycles in 2002, representing 32.0% of total units sold and 47.2% of net motorcycle sales.

          Super Sport. Our Super Sport motorcycles are characterized by their light weight, superior handling and tight cornering ability, as well as by their classic design and engineering features. Ducati Super Sport motorcycles are fitted with our traditional two-valve twin engine, nick-named the “Pompone” (which means “strong pump”) by Ducati enthusiasts, and are aimed at riders that prefer improved handling and smooth power delivery to maximum horsepower. Ducati launched its first Super Sport motorcycle in 1973. Super Sport motorcycles have been among our most popular and best selling for over two decades, during which time the Super Sport line has undergone a series of design and technical updates while retaining its essential characteristics. In April 1998, we launched a new model in the Super Sport line, the 900Ssie for sale the following year. In January 2000, we sold 2000 limited edition MH900evoluzione motorcycles exclusively over the internet (all of which were delivered by the spring of 2003). In addition, we launched a 750cc version of the 900SS for model year 1999 and, for 2001 and 2002, respectively, we launched new, matte black versions called the 750 and 900 Sport. For Model Year 2003, we also launched 1000cc and 800cc models to replace the 750cc and 900cc versions. We sold 2,818 Super Sport motorcycles in 2003, representing 7.3% of total units sold and 5.9% of net motorcycle sales, compared to 3,812 Super Sport motorcycles in 2002, representing 9.6% of total units sold and 7.9% of net motorcycle sales.

          Sport Naked (or “Monster”). Our Sport Naked motorcycle line is aimed at bringing the allure of sport bike performance to the urban rider. Utilizing the engine and various other components of a Super Sport motorcycle, the Monster’s principal design characteristic is the absence of any fairing, which leaves the engine exposed and reduces overall body weight. The Sport Naked motorcycle line was launched in 1993 and became an immediate success, selling a total of almost 11,500 units in its first two years of production. More recently, we expanded the Sport Naked motorcycle line to include models designed to meet particular market needs: the Monster City, which is primarily a commuter motorcycle; the Monster Dark, a lower priced, stripped down version which has reduced the median age of Ducati customers; and the limited edition, premium priced Monster Chromo and Monster S. In September 1999, we further expanded the Monster range by introducing the Monster 900 with fuel injection and the Monster Metallic, a new version of the Monster bike with a colored metallic gas tank, both for sale in 2000. For sale in model year 2002, we introduced the fuel-injected Monster 620 to replace the Monster 600. For 2003, we also launched 1000cc Dual Spark and 800cc models to replace the 750cc and 900cc versions. In 2003, for sale in 2004, we introduced the Monster S4R, our most powerful Monster, featuring a four-valve, 996 engine and a new, single-sided aluminum rear swing arm. In 2002, we produced the 100,000th Monster and, in 2003, we celebrated the tenth anniversary of the Monster. We sold 17,991 Sport Naked motorcycles in 2003, representing 46.8% of total units sold and 36.9% of net motorcycle sales, compared to 19,600 Sport Naked motorcycles sold in 2002, representing 49.6% of total units sold and 35.8% of net motorcycle sales.

          Sport Touring. Our Sport Touring line serves a group of consumers who desire the speed, handling and styling of a Ducati, but prefer a more comfortable ergonomic configuration for longer rides. In addition, the ST2 has a more comfortable second seat to accommodate a passenger and is equipped with two side bags. We introduced the Sport Touring line in April 1997 with the ST2, which won the 1997 MCN magazine “Sport Tourer of the Year” award. For model year 1999, we launched the ST4, a more powerful and technically advanced four-valve per cylinder version of the ST2. For model year 2001, we introduced the ST4S with a 996cc engine, and for model year 2002, we introduced a version with an Anti-block Brake System (ABS). For model year 2004, we launched the ST3, which features a new three-valve engine. We sold 2,275 Sport Touring motorcycles in 2003, representing 5.9% of total units sold and 6.0% of net motorcycle sales, compared to 3,481 Sport Touring motorcycles in 2002, representing 8.8% of total units sold and 9.1% of net motorcycle sales.

          Multistrada. In September 2001, we first showed a prototype of our fifth family of motorcycles called the Multistrada. The first model, the Multistrada 1000 Dual Spark, went into production in April 2003. The motorcycle is a multipurpose sportsbike offering Superbike performance in a more comfortable design with a more upright position and a new dual spark, air-cooled 1000cc engine. We sold 6,025 Multistrada in 2003, representing 15.7% of total units sold and 15.1% of net motorcycle sales.

          The gross profit for the years 2001, 2002 and 2003 for our motorcycle product lines is listed below (in thousands of euro):

	Year Ended December 31,
	2001		2002		2003
	Gross Profit		Gross Profit		Gross Profit
	€/000%		€/000%		€/000%
Superbike	55,322	42.1	62,879	39.0	37,224	32.7
Super Sport	16,043	34.2	8,569	31.8	5,315	28.3
Sport Naked	44,116	32.7	35,470	29.0	32,003	27.5
Sport Touring	10,377	32.1	10,417	33.4	5,297	27.7
Multistrada	—	—	—	—	10,764	22.6
Total/Average	125,858	35.3	117,335	33.3	90,603	28.7

          The gross profit margin is calculated by dividing gross profit by related net sales. Gross profit is equal to net sales for each product line less costs of specific components of that product line and a portion of direct and indirect costs of production. These direct and indirect costs of production have been charged to each product line in proportion to total revenue (10.5% in 2001, 10.8% in 2002 and 11.4% in 2003).

          The current suggested retail prices in Italy for our motorcycles range from € 6,995 for the Monster Dark 620cc motorcycle to € 30,000 for the limited edition 999R.

          In addition to these five motorcycle lines, we manufacture custom racing motorcycles for our official teams, as well as for private race teams, professional riders and racing enthusiasts who compete without direct factory support. We sold 22 custom racing motorcycles in 2003 and 43 in 2002. This reduction was mainly due to the introduction of the new 999 Superbike in 2002 for the Superbike Championship, which was only slightly modified in 2003, and our decision to participate directly, beginning in 2003, in the Supersport Championship rather than to continue to support private teams in that event. We believe that selling racing motorcycles serves to reinforce Ducati’s reputation as a leader in high-performance motorcycle technology. The design and manufacturing of racing motorcycles allow our experienced research and development team to test new technical innovations and design features.

          Each Ducati motorcycle sold is covered by a two-year warranty. Warranty costs are accrued when a motorcycle is sold based on our previous claims experience.

Motorcycle Related Products, Services and Licensing

          We leverage the strength of the Ducati name and the strong brand loyalty of our customers through the targeted expansion of our product offering in spare parts, Ducati Performance accessories, technical riding gear and enthusiast apparel and licensing. In addition, we organize a number of events to encourage fans to join the World of Ducati, such as riding schools, classic rallies around Italy, online competitions, and Ducati tour and rental programs.

          Spare Parts and Engines. Sales of spare parts stabilized in 2003, after continued growth during the previous years, reflecting principally the stabilization of the number of Ducati motorcycles in circulation. We have outsourced the physical movement and storage of our spare parts in Europe to Saima Avandero S.p.A., an Italian logistics company, and in the United States to Excel Inc., a parts logistics company in Columbus, Ohio. We manage our spare parts catalogue and order processing electronically. As unit sales of motorcycles increase, we expect to leverage the growing base of motorcycles in use so as to expand our spare parts business beyond the growth related to future increases in net sales of our motorcycles.

          In addition to manufacturing engines for Ducati motorcycles, until the first quarter of 2000 we produced a relatively small number of 900cc engines for Italian manufacturers Bi.mo.ta and Cagiva for use in their own motorcycles. We have discontinued engine sales to Cagiva and Bi.mo.ta.

          “Ducati Performance” Accessories. A popular trend among many Ducati owners is to replace motorcycle components with custom-made accessories to increase the individuality of their motorcycles. In 1997, to meet the demand for customized accessories, we acquired a controlling stake in Gio.Ca.Moto, an Italian company formed to take over the business of a well-established marketer of performance and custom accessories dedicated to Ducati. In January 2000, we acquired substantially all of the remaining shares that we did not previously own in Gio.Ca.Moto, which was subsequently merged into DMH as of December 31, 2001. Gio.Ca.Moto’s predecessor began distributing parts and accessories for Ducati motorcycles in 1983. Through this acquired business, we design and distribute a wide range of Ducati parts and accessories (some of which are approved only for racing use) under the “Ducati Performance” trade name, including custom-painted gasoline tanks, specialized exhaust systems, fenders, fairings and carbon fiber parts and accessories.

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

          Licensing. We also license the Ducati name, logo and other trademarks for use by third parties, leaders in their markets (such as, among others, Oakley Fila, Breil, Aquila, Nikko, Minichamps, Mattel, May Cheong, New Ray, Protar-Italeri, Sonic-Ixo and Accademia) on a limited basis in connection with the production of apparel and accessories, video games, toys, model replicas and publishing. We recognize that third-party licensing has the potential to increase awareness of the Ducati brand among the general public and to provide an expanded source of revenue.

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

          Our Japanese competitors are generalist manufacturers competing in all segments of the motorcycle market, from scooters to large-displacement off-road and on-road motorcycles. BMW and Triumph manufacture motorcycles for various sub-segments of the >500cc Road Market. Like Ducati, Harley-Davidson focuses on a niche market, in particular the Cruiser sub-segment of the >500cc Road Market, although it also has a limited offering of Sport Naked motorcycles through its Buell subsidiary.

          Worldwide registrations of Ducati motorcycles were 38,969 in 2001, 39,607 in 2002 and 38,130 in 2003. The historical worldwide trend of Ducati registrations masks significant regional variations. For example, from 2002 to 2003 Ducati registrations increased in Spain and Portugal (up 35%), Switzerland (up 28%) and the Benelux countries (up 6%), and decreased in the United States (down 17%), the United Kingdom (down 16%), France (down 8%) and Japan (down 7%). Growth in Spain was due to enthusiasm in that country for our participation in the Moto GP Championship. The decrease in the United States was due to our continued significant dealer network restructuring in that country. The decrease in the United Kingdom reflected a market characterized by significant discounting by manufacturers of motorcycles that would not meet certain emissions regulations which took effect in June 2003. For a discussion of the relationship between registrations and retail sales, see “Item 5. Operating and Financial Review and Prospects—Introduction”.

          We estimate that our worldwide market share in the Sport segment of the >500cc Road Market was approximately 6.3% in 2001, 6.6% in 2002 and 5.7% in 2003 (and 6.1%, 6.2% and 6.2%, respectively, without considering North America). Honda, Suzuki, Yamaha and Kawasaki all have substantially greater worldwide market shares than we do. Based on available registration data, we estimate that these companies had approximately the following market shares of the Sport segment of the >500cc Road Market worldwide in 2003:

2003 worldwide %
of Sport sub-segment
Company	of >500cc Road Market
Suzuki	23.5%
Honda	22.0%
Yamaha	19.0%
Kawasaki	12.0%

          We estimate that Triumph and BMW have a market share of approximately 3.0% and 9.0%, respectively.

          Our market share varies among our motorcycle lines, comprising the Sport segment of the >500cc Road Market. In 2003, we estimate that we had approximately a 4.5% global share of our historical core market for Superbike and Super Sport motorcycles and approximately a 7.3% global share of the market for Naked motorcycles, reflecting the continued popularity of our Monster bikes. We estimate that we had approximately a 4.1% global share of the market for Sport Touring motorcycles in 2003, reflecting our entry into that market in April 1997 with the launch of the ST2, followed by the launch of the ST4 in

1998, the successful ST4S in 2000 and the ST4S with ABS in 2002. We estimate that we had approximately a 3.6% global share of the market for dual motorcycles in 2003 (with the Multistrada having been launched in the late spring of 2003).

          Our market share also varies significantly across geographical areas. We estimate that we had approximately a 12.0% share of the Sport segment of the >500cc Road Market in Italy in 2003, third after Honda and Yamaha. For the same period, we estimate that we held approximately a 7.0% share of the Sport sub-segment in the larger Western European market, reflecting our strong domestic Italian market share and approximately a 5.0% share in France, Germany and the United Kingdom. In other countries, we estimate that during 2003 we held approximately an 11.0% share of the Sport sub-segment in Australia, approximately a 3.0% share in the United States and approximately a 5.0% share in Japan.

          Market estimates in this annual report are based on our analysis of registration data obtained from published sources, as well as of our internal dealer data and surveys commissioned by us. See “Presentation of Financial and Other Information”.

          The following table gives a breakdown of the total revenues in our principal markets in the last three financial years:

	Year Ended December 31,
	2001		2002		2003
			(euro amounts in thousands)
Italy	€92,448	22.7%	€106,595	25.8%	€112,896	29.1%
United States	93,345	22.9	70,115	17.0	51,015	13.1
Germany	46,453	11.4	49,773	12.1	42,454	10.9
Japan	41,074	10.1	44,843	10.9	38,254	9.9
United Kingdom	34,614	8.5	31,716	7.7	32,560	8.4
France	34,133	8.4	33,650	8.1	32,092	8.3
Other foreign countries	65,748	16.0	76,279	18.4	78,971	20.3
Total	€407,815	100%	€412,971	100%	€388.242	100%

          We believe that by strengthening our overall distribution network through, among other things, our wholly owned sales and marketing subsidiaries in the United States, France, Germany, the Benelux countries (which is also responsible for Sweden), the United Kingdom and Japan, we will be able to increase our market share in these key markets. See “—Business Overview—Business Strategy”.

Seasonality of Our Business

          Worldwide motorcycle sales and registrations are seasonal, peaking during March through May and April through June, respectively. During 2003, we recorded 56.0% of our sales during the first six months of the year. Our motorcycle production levels are relatively stable throughout the year (excluding annual shutdown periods for the month of August and the last two weeks of December). Consequently, we experience periods of inventory build up from September through February in anticipation of the spring selling season. Depending on market conditions and our commercial strategy, the level of inventory we hold or sell to importers and dealers at any time may change, as a result of which unit sales may be less seasonal than registrations.

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

          Ducati models have traditionally enjoyed relatively long product lifecycles and have been continually improved and upgraded throughout their production lifetimes. For example, the Super Sport motorcycle line was introduced in 1973 and has evolved considerably since that time. At the same time, we believe that reducing the “time-to-market” for our new model launches can be a significant competitive advantage. Following our September 1996 acquisition of the Ducati business, we increased investment in research and development and initiated a substantial restructuring of our design processes to respond to this challenge. Using new techniques, we have reduced our development and launch time to three years for the Multistrada, compared with an average of seven years for the development of previous models. In 2003, our research and development expenditures (capitalized and expensed) were € 21.4 million (as compared to € 23.9 million in 2002). To support the more rapid introduction of future motorcycle models, our research and development activities are evolving from a self-sufficient operation to a networked unit in which Ducati research and development will be responsible for the strategic coordination of multiple external sources of technical and engineering skills. As an example, we have entered into a strategic partnership with IDEA Institute, a leading design engineering company that has extensive experience in the automotive sector. Our partnership with IDEA allows us to take advantage of their design technology to better integrate our supplier network in the manufacturing process and reduces development time and the cost of new models.

          In addition, we continue to restructure our design processes to reduce the time and cost required to design a new motorcycle. In the past, our motorcycle design process involved employing an external design house, which worked from a technical and marketing brief prepared by Ducati. To assume greater control over the design process and to exploit new technologies in the design and tooling process, we developed an independent, internal capacity for motorcycle design known as the Ducati Design Center (“DDC”). The DDC operates within the Ducati organization and has creative authority in the design and development of future models and coordinates with the technical department and marketing functions to bring new products to market. The DDC is intended to maintain and strengthen Ducati’s reputation for innovative design in the motorcycle industry, primarily by integrating traditional motorcycle craftsmanship, advanced “computer-aided design” (“CAD”), computer driven milling machines (“CAM”) and rapid prototyping technology. For example, our design team can scan a preliminary design of a motorcycle under development onto a computer attached to an automated milling machine, which in turn can produce a physical prototype in clay or fiberglass. To make design changes, our designers need only resculpt the prototype, the coordinates of which can then be rescanned into the computer. Because the computer maintains a fully updated engineering drawing of the motorcycle as design changes are processed, CAD/CAM technology saves significant time and resources in connection with new model development and improves the quality of new models. We are already using systems technology such as Computer Numerically Controlled (“CNC”) milling machines and have hired initial staff dedicated to DDC functions.

          Our first practical example of a product developed using CAD/CAM technology, the MH900evoluzione, was unveiled at the September 1998 INTERMOT motorcycle trade show in Munich. The MH900evoluzione was featured on the cover of various motorcycle magazines and was exhibited at the Pitti Immagine design exhibit in Florence, Italy in January 1999. At the beginning of 2000, we sold 2000 limited edition MH900evoluzione motorcycles exclusively over the Internet. Since then, many engines and vehicles have been designed with CAD/CAM technology including the double twin engine for the Desmosedici racing motorcycle used in the Moto GP Championship, the new 999 Superbike and the Multistrada.

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

          During 1997, we put in place a distribution strategy aimed at maximizing retail sales and increasing our contact with, and understanding of, our retail customers. To achieve these objectives, we have acquired control of distribution networks in strategic markets through the establishment of five wholly owned sales and marketing subsidiaries, selectively replaced under-performing distributors in certain markets, appointed new distributors in markets in which we were previously inactive, launched a restructuring of our dealer network in Italy and commenced the introduction of independent Ducati stores in selected markets throughout the world. At December 31, 2003, there were 139 independent Ducati stores worldwide.

          Wholesale Distribution. Currently, we sell motorcycles and related products directly to our retail dealers in Italy, and through wholly owned subsidiaries in North America, Germany, France, the Benelux countries (which is also responsible for Sweden), the United Kingdom and Japan. In all other countries, we sell our products through independent distributors. In Germany in particular, we distributed our motorcycles through our German subsidiary and a third-party importer until the end of 2002. Beginning January 1, 2003, we acquired the business of our third-party importer, and have since sold our motorcycles directly through our subsidiary in such country. As a result of this acquisition, we began an effort to rationalize the twin dealer networks, an effort that is still ongoing. We are also continuing the restructuring of our operations in the United States, including the moving in January 2003 of our U.S. headquarters from New Jersey to California and the replacement of certain executive officers including the CEO of our U.S. subsidiary. For further information regarding our U.S. restructuring, see #Item 5. Operating and Financial Review and Prospects—Introduction”.

          We have completed expansion of our distribution network worldwide, which currently covers 66 countries. To maintain global quality standards in our distribution, we follow a policy of replacing certain distributors with low sales performance with established motorcycle distributors with significant prior experience in building unit sales for Harley-Davidson and other manufacturers. We are currently focusing on replacing certain such distributors in Eastern Europe and the Far East.

          We believe that our wholesale distribution strategy and, in particular, the establishment of wholly owned subsidiaries to control sales and marketing in key markets, has a number of important benefits. First, it moves Ducati further along the distribution value chain, allowing us flexibility in controlling the profits previously earned by our independent distributors. Second, it moves us closer to consumers, improving our understanding of the marketplace and the needs of motorcycle riders. Third, it removes an intermediary between Ducati and our dealers, increasing our control over the sales process to consumers and allowing marketing initiatives to be better coordinated. Fourth, as motorcycles are stocked and shipped directly from the factory to the dealers (except in the United States and Japan), it enhances our ability to redirect stock to meet peaks in demand for particular models in different markets and reduces overall logistics costs.

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

          In Italy, we have restructured our distribution network, reducing the overall number of Ducati dealers from 165 in 1996 to 57 in December 2003, and offering enhanced support to the remaining dealers. The enhanced marketing and merchandising support is designed to encourage dealers to invest in and upgrade their dealerships according to the model of the Ducati stores discussed below. As of December 31, 2003, there were 49 Ducati stores operating in Italy.

          We believe that the restructuring of our Italian dealer network has a number of benefits for Ducati and our dealers. Dealers can be expected to realize greater net sales and improved profitability. We expect to gain a superior and uniform retail environment for our motorcycles and other products. Our registrations in Italy were 11,701 units in 2001 (down 3%) 11,967 in 2002 (up 2%) and 12.041 in 2003 (up 1%). Moreover, the average number of motorcycles sold per Italian dealer increased to approximately 211 in 2003 from 203 in 2002 and 194 in 2001. We are implementing a similar strategy regarding our dealer network in other major markets outside Italy, initially France, Germany and the U.K. A different strategy is being pursued in the United States where, for geographic reasons, we intend to improve the quality of our dealer network by closing small underperforming dealerships and selling through high-standard multi-brand dealerships.

          Finally, we developed a design concept for Ducati stores to be implemented by certain Ducati dealers in selected markets around the world. The Ducati stores are positioned around the Ducati brand and offer a customized retail environment and increased levels of service and technical support. Ducati stores present Ducati motorcycles as their primary focus, supported by merchandise areas dedicated to “Ducati Performance” parts and accessories and lines of Ducati technical and enthusiast apparel. Within each store, a “History Wall” provides images of Ducati’s racing heritage and an “Engineering Wall” shows a large scale engineering drawing of the 996, Ducati’s flagship Superbike motorcycle. We provide dealers operating the stores with a specialized design consultancy service, but do not own an interest in the stores. Outside Italy, we have launched Ducati stores in, among other locations, New York, London, Vienna, Cape Town, Sydney, Seattle, Atlanta, Tokyo and Frankfurt. As of December 31, 2003, there were 139 Ducati stores in operation worldwide.

Marketing Activities

          While Ducati is fundamentally a motorcycle manufacturer, we are also the custodian of a valuable global brand.

          Brand Development. In early 1997, we developed a new corporate identity, standardizing our corporate logo, lettering and promotional and marketing material on a worldwide basis. The new hallmark “D” is a modern interpretation of the logo that adorned many of the classic Ducati motorcycles of the past. In 1998, we launched our first global corporate advertising campaign, which we update annually. Entitled “Ducati/People,” the campaign features Ducati workers and their motorcycles in and around Bologna, communicating the authenticity and uniqueness of the Ducati brand. We have updated the campaign for 2003 with images of our customers, chosen through an on-line global contest set up by our website. We have lent active support to design museums around the world to feature the design qualities of Ducati motorcycles. In particular, the Ducati Monster and 916 were included in the “The Art of the Motorcycle” exhibit at the Guggenheim Museum in New York and the Field Museum in Chicago in 1998 and 1999. In 2002, the Guggenheim opened the same exhibition at its new museum in Las Vegas. We were also recognized for our lasting contribution to motorcycle design through a sport motorcycle auction conducted by Sotheby’s in Chicago in September 1999, the largest such auction to occur in North America. The MH900evoluzione prototype appeared on the front cover of the auction catalogue. We have worked with Sotheby’s on other Ducati oriented auctions including those at Ducati Revs America in October 2001 and World Ducati Week in June 2002 and May 2004. We intend to continue to support activities that extend the Ducati brand into the worlds of art, design and fashion. For example, in 2001 Roberto Cavalli designed a specialty Monster motorcycle that was displayed at his flagship stores in New York and Milan. In addition, we have established a dedicated Internet homepage that includes a comprehensive catalogue of the current motorcycle lines and related spare parts, the latest racing news, a virtual Ducati museum and contacts for local dealerships (See “ Internet”). The information on our websites is not incorporated by reference into this annual report

          In May 2002, we launched the Ducati Desmo Finance Program, a program through which certain third party financial institutions offer financing, insurance and a personalized credit card in connection with the purchase of our new or used motorcycles and related products in Italy. The aim of the program is to increase motorcycle sales by improving the ease and convenience of purchasing. We have implemented this program in Italy and plan to roll out this program in the U.K. in 2004, and thereafter in the rest of Europe, the U.S. and Japan. This program is at no cost or financial risk to us.

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

          In June 1998, we sponsored the first World Ducati Weekend in Bologna, which was attended by an estimated 10,000 Ducati enthusiasts. The first World Ducati Weekend marked the opening of the Ducati Museum at our Bologna headquarters. Visitors to the museum are able to follow the history of the Ducati brand to the present day, with examples of historic motorcycles displayed in a custom-made venue, and then tour Ducati’s production facilities. The second World Ducati Weekend at the Misano, Italy racetrack in June 2000, was attended by over 20,000 Ducati enthusiasts. The third such event, the World Ducati Week in June 2002, attracted more than 25,000 participants. The fourth such event, the World Ducati Week in May 2004, saw the participation of over 45,000 fans, and was accompanied by the opening of a new, larger shop near the Ducati museum. In 2001, we revived the Motogiro d’Italia, a promotional tour in Italy of vintage Ducati motorcycles, which had been suspended in 1957. Since 2001, the Motogiro d’Italia has become an annual event, attracting more than 50 international journalists and 350 participants each year from all over the world.

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

          Ducati competes in the World Superbike Championship, through its official teams and other private teams. Since 1990, Ducati motorcycles have won twelve of fourteen manufacturers’ titles (including in 2003) and more single race victories than all other manufacturers combined. In the 2002 season, the Ducati Infostrada team was comprised of 2001 champion Troy Bayliss as well as Ruben Xaus. Both factory racers rode the Ducati 998R, featuring the 998R Testastretta engine. In 2003, Neil Hodgson and Ruben Xaus raced on the new 999 Testastretta Superbike for a Ducati team primarily sponsored by Fila. In 2004, Regis Laconi and James Toseland race the new 999F04, with Fila as primary sponsor.

          In 2003, we entered a Ducati team, made up of Loris Capirossi and Troy Bayliss as our official riders, in the Moto GP Championship for the first time in three decades. Our decision was prompted by a change in the Moto GP Championship rules allowing 1000cc four-stroke motorcycles to compete. To compete in this event, we developed the Demosedici motorcycle, powered by an innovative new four-stroke, “double-twin” cylinder engine. In 2003, Ducati achieved a second place finish in the manufacturer’s ranking of the Moto GP Championship, and Loris Capirossi and Troy Bayliss finished in fourth and sixth place, respectively, in the riders ranking of the Moto GP Championship. In 2004, we have kept the same riders for our team and made agreements with Team D’Antin to be a satellite private team, with Neil Hodgson and Ruben Xaus riding last year’s motorcycle. We believe that competing in the Moto GP Championship will strengthen awareness of the Ducati name as well as allow us to carry out innovative research and development, which we hope to apply to our racing motorcycles as well as the motorcycles that we sell commercially.

          With our entry in the Moto GP Championship, we withdrew in 2001 our official teams from the Super Sport World Series, a championship featuring 750cc two-cylinder and 600cc four-cylinder production motorcycles. In 2004, we resumed our participation in the Super Sport World Series, highlighting in such event our new 749R model. For 2004, Lorenzo Lanzi is riding the 749R for Ducati, whereas beginning in 2005 we plan to have a two-rider team.

          Ducati Corse S.r.l., our subsidiary dedicated to racing activities, was founded in 1999. Ducati Corse manages the activities of the Ducati racing teams, manufactures and distributes specialized motorcycles and engines exclusively for racing use and engages in promotional and other activities designed to increase Ducati’s presence on international racing circuits, improve awareness of the Ducati brand and increase customer satisfaction with our racing activities. In addition, we have signed a sponsorship and supply agreement with Shell to expire in 2005 under which Shell acts as official lubricant supplier to Ducati (and exclusive supplier of lubricants for the Ducati racing program) and as sponsor of the Ducati Moto GP Championship and World Superbike Championship teams. We have also entered into agreements with Philip Morris, sponsor of the Moto GP Championship team, Fila, sponsor of the World Superbike Championship team and Breil, sponsor of the Super Sport team.

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

          The Ducati.Com portal serves Ducati enthusiasts, suppliers and dealers and is active in three main areas: commerce, content and community.

          Commerce. We have developed two main channels of e-commerce: Business-to-Consumers (for accessories, apparel and services like Ducati ticket events) and Business-to-Business-to-Consumer (for motorcycles, accessories and special products like limited edition products).

          Content. Our website offers:

•	complete information regarding our current motorcycle catalogue (including technical details and a downloadable brochure, with pictures, sound, videos, available colors and versions);

•	tips, information and FAQ for motorcycle use and maintenance;

•	apparel, accessory and spare part catalogues, downloadable in PDF format;

•	coverage of the World Superbike Championship, the Moto GP Championship and other motor racing or special events;

•	a calendar of all Ducati events; and

•	downloadable multimedia materials available (e.g., screensavers, e-cards and wallpaper).

          Community. We also offer Ducati enthusiasts a combination of club activities, e-mail capabilities, message boards and the possibility to set up personal web pages.

          Marketing Unit. In 2003, we created a dedicated marketing unit within DMH to carry out customer service as well as online and traditional marketing activities (advertising, direct marketing and events). The creation of this unit is intended to increase our “community marketing” activities to meet the needs of the growing number of Ducati fans around the world.

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

          Assembly Operations. Our production facilities are located in Borgo Panigale, outside Bologna, Italy. The facilities consist of 125,000 square meters of land, including approximately 36,000 square meters (approximately 387,360 square feet) of covered manufacturing and office space as well as parking areas and unused space and buildings. All of our manufacturing, assembly and warehousing functions are currently performed on-site at Borgo Panigale. In 2003, facing a slowing market and to reduce inventory units at Ducati and at Ducati dealerships, we reduced motorcycle production at our facility to 36,661 units from 41,411 units produced in 2002 (and 40,692 units in 2001). We outsource the production of the majority of our parts and components to third-party suppliers. In 2003, approximately 92.0% of our total costs of goods sold (excluding depreciation) were for parts and components and approximately 8.0% were for direct and indirect labor costs and research and development costs. As a result, our motorcycle production is fundamentally an assembly and testing process. As part of the production process each engine and each finished motorcycle is subjected to rigorous quality checks, including static and dynamic tests.

          We have implemented a number of initiatives to improve our production processes and reduce costs. In 1999, we introduced a production software system that allows us to monitor the flow of all production-related information from initial order to final motorcycle delivery. The key advantage of this system is a customized material requirement planning system that automatically generates production schedules from sales forecasts, helps to optimize warehouse volume levels, generates orders for purchasing materials and organizes materials flow for production. In 2003, we began implementing a new inventory management software system in the United States, which, if successful, will be rolled out worldwide. The implementation of this software system is still under way in 2004.

          To simplify production further and reduce costs, we use a “platform” approach to production, and we are moving away from assembling numerous individual components. Under the platform approach, a motorcycle is divided into a discrete number of key components (or “platforms”) that are in turn made up of a number of sub-components. One key supplier is made responsible for provision of a platform and managing suppliers of the sub-components that go into the platform. The platform assembly approach has reduced the number of our suppliers and increased the volume of components supplied by each supplier, thereby improving our ability to negotiate competitive prices. It has also provided an opportunity to develop jointly new components with key suppliers at the research and development stage. We implemented platform production processes for 83 assembly groups (including cylinder heads, clutch covers and fuel pumps), thereby significantly reducing the number of parts required to be assembled directly on the motorcycle. In 1999, we also initiated an on-going Lean Production Project with Porsche Consulting, and then with SOA Consulting in 2003, to improve the quality and to reduce the costs of the production process. As a result of these initiatives, we have made a significant reduction in our direct labor needs. In 2000, we commenced a new project, known as Desmo (Ducati evolution and supply management optimization), aimed at reducing inefficiencies in the supply process.

          As part of our initiative to outsource non-strategic activities, we have retained Saima Avandero S.p.A. to assume our shipping and warehousing functions. Saima Avandero is responsible for the shipping and logistics of finished goods at our Borgo Panigale facility. As a result, we are able to fill orders for less than a complete container or truckload of motorcycles, increasing our responsiveness to dealers. Saima Avandero manages all our spare parts management functions at a dedicated center in Modena. Saima Avandero’s state-of-the-art technology allows us to increase the speed and flexibility of the management, packaging and distribution of Ducati spare parts.

Supplies and Suppliers

          We require a wide variety of parts, components and tools to manufacture our motorcycles. While we currently source our parts and components from a broad range of suppliers, our top ten parts and components suppliers accounted for approximately 45% of our parts and components procurement spending in 2003. The parts and components required from non-Italian suppliers accounted for approximately 20% of the total value of parts and components acquired from suppliers in 2003. Our largest suppliers include Brembo (brakes and wheels), Eaton (cylinder heads), Magneti Marelli (body throttle and ignition system), P.M. (machining of engine crankcases), Showa (suspensions), Remus (exhaust systems), Verlicchi (body steel frame), CIAP (gears), ILAS (steel fuel tanks), Nuova GM (painted plastic parts), Ohlins (suspensions), Mahle Mondial (cylinders & pistons), Denso Europe (starters & generators), Zeuna Starker (exhaust systems), Michelin (tires) and Pirelli (tires).

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

          We are engaged in a business that exposes us to possible claims for personal injury from the use of our products. We maintain liability insurance with a per-occurrence limit of € 10.0 million and an aggregate liability cap of € 10.0 million per year. See “Item 3. Key Information—Risk Factors—We may be subject to significant product liability claims”.

Description of Property

          The following table sets forth our principal properties as of the date of this annual report.

	Approximate
	Square
Location	Footage	Principal Use	Status
Bologna, Italy(1)	1,339,966	Headquarters, production facility	See below
Cupertino, California, USA(2)	12,505	Headquarters, Ducati North America	Leased
Paris, France	2,800	Headquarters, Ducati France S.A.	Leased
Cologne, Germany	4,390	Headquarters, Ducati Motor Deutschland GmbH	Leased
Tokyo, Japan	1,300	Headquarters, Ducati Japan KK	Leased
Rotterdam, Holland	1,100	Headquarters, Ducati Benelux B.V	Leased
Northampton, England	2,324	Headquarters, Ducati U.K. Limited	Leased

(1)	On June 29, 2001, we entered into a sale and leaseback transaction with Locafit S.p.A. with respect to a portion of our production facility. Please read “Item 5. Operating and Financial Review and Prospects—Other Financial Transactions” for a description of the transaction.

(2)	In January 2003, we relocated our North American headquarters from Pompton Plains, New Jersey to Cupertino, California.

          In addition to the above properties, we lease space in various other locations in the United States and Western Europe on a regular basis for warehouse storage of motorcycles and parts.

          We believe that our operating facilities are in good condition and are adequate, considered in light of our capital expenditure plans, for the development, manufacture and marketing of our current and anticipated products.

Capital Expenditures

          The following table sets forth our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2003.

	Year ended December 31,
	2001	2002	2003
	(euro thousands)
Plant equipment	3,349	4,420	2,960
New product industrialization (molds)	6,518	14,475	11,120
Technical investments (engine and vehicle tests)	2,432	4,017	1,146
Investments in sales and administrative departments	4,894	5,716	5,563
Capitalized research and development	11,803	15,200	12,969
Other	384	500	98
Total	29,380	44,328	33,856

          Our capital expenditures in property, plant and equipment were € 13.5 million, € 23.8 million and € 15.7 million in 2001, 2002 and 2003, respectively. Capital expenditures in each of the years were made principally to acquire equipment and tooling at our Bologna facility, as well as to develop new motorcycle models (in particular, the Multistrada 1000DS, which we began developing in 2000, and the Desmosedici, which we began developing in 2001). Investments in intangible assets, which include our capitalized research and development expenditures for these new models, amounted to € 15.9 million, € 20.5 million and € 18.1 million in 2001, 2002 and 2003, respectively. The decrease in capital expenditures and investments in intangible assets between 2002 and 2003 was mainly due to our investment in research and development, which peaked in 2002 with the complete renewal of our product range. See “—Products and Distribution—Product Research and Development.

          Our capital expenditures currently in progress relate principally to the implementation of a new inventory management software system, the acquisition of equipment and tooling at our Bologna facility, and our continuing research and development initiatives related to the Multistrada and the Desmosedici, which we have developed and began using in 2003 to compete in the Moto GP Championship. We believe that competing in the Moto GP Championship will further enhance recognition of the Ducati brand for innovative design, advanced engineering and racing success and spur further innovation in the design and engineering of our motorcycles that will ultimately improve the quality and performance of our road models. We spent € 4.4 million during 2003 in connection with this project and we estimate that we will spend up to approximately € 8.0 million in each year through 2006. We plan to finance these expenditures from our operating cash flow.

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

Introduction

          We are one of the world’s leading manufacturers of high-performance sport motorcycles. Founded in 1926, we are widely recognized among motorcycle enthusiasts for producing racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. With an extensive racing pedigree dating to the 1950s, our motorcycles have dominated the World Superbike Championship, where we have won twelve of fourteen manufacturers’ titles since 1990 and more single race victories than all other manufacturers combined. In 2003, we resumed participating in the Moto GP Championship after an absence of over 30 years, with a second place finish in the manufacturer’s ranking of the Moto GP Championship. We believe that our globally recognized brand, unique product characteristics and proven racing success provide us with a loyal and enthusiastic customer base and enable us to position our motorcycles as premium price products within the “Sport” sub-segment of the large-displacement motorcycle market.

          Our net sales are derived principally from sales of motorcycles and, to a lesser extent, spare parts and engines, performance accessories and technical riding gear and enthusiast apparel. Other revenues are from sponsorship income, licensing revenues, rental and the sale of scrap, sundry components and materials. Revenues and other income, costs and charges are accounted for net of returns and discounts and are recognized (as to motorcycle sales) on the date of shipment to the dealer or importer (which normally coincides with passage of title, or the transfer of substantially all risk and reward, but before sale to the end user). Revenues from services are recognized when services are rendered to the independent dealer or other third party. Costs are recognized on the accruals basis, and the costs of racing pilots and teams are recognized over the terms of their contracts. As a result of our strategy to develop our motorcycle-related product offering, we expect that net sales attributable to our “Ducati Performance” line of accessories, technical riding gear and enthusiast apparel may continue to increase at a faster rate than motorcycle sales. We cannot assure you that such increases in sales can be achieved.

          We produce motorcycles in five model lines, which vary in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked, Sport Touring and the Multistrada. We are introducing a sixth model line, the Sportclassic, in 2003 for sale beginning the end of 2005. We sell our motorcycles and related products in 66 countries worldwide, with a primary focus on the Western European and North American markets, which together accounted for approximately 85.0% of our net sales in each of the last three years. In 2003, no single country accounted for more than 15.0% of our net sales of motorcycles and related products, with the exception of Italy at approximately 30%. This provides us with significant geographical diversity of sales. We have a global distribution network, directly controlling our Italian sales and operating wholly owned distribution subsidiaries in North America, France, Germany, the Benelux countries (which is also responsible for Sweden), Japan and the United Kingdom. Our manufacturing operations, based in Bologna, Italy, consist primarily of engine and motorcycle assembly and are not vertically integrated, resulting in a relatively low fixed cost structure.

          We use motorcycle registrations as an indicator of retail sales. Motorcycle registrations reflect registrations with governmental authorities upon sales to end users. Because we generally sell our motorcycles to importers and dealers, net sales are normally recognized upon sale to our importers and dealers before such motorcycles are bought and registered by end users. The differences between our unit sales to our importers and dealers and registrations for corresponding periods reflect the increases and decreases in the inventories of our importers and dealers. Registration data is unavailable or unreliable in certain of our less important markets, and even where reliable information is available, there is typically some delay in its publication by governmental authorities. Accordingly, we estimate registrations based on information obtained from importers and dealers in the relevant markets where applicable and adjust such estimates as official data is published.

          Worldwide motorcycle sales and registrations are seasonal, peaking during the months of March through May (sales) and April through June (registrations). Our motorcycle production levels are relatively stable throughout the year (excluding annual shutdown periods for the month of August and the last two weeks of December). Consequently, we experience periods of inventory buildup from September through February in anticipation of the Spring selling season. Depending on market conditions and our commercial strategy, the level of inventory we hold or sell to importers and dealers at any time may change, as a result of which unit sales may be less seasonal than registrations. See “Item 3. Key Information—Risk Factors—Our business is seasonal and we are required to predict levels of demand in advance and provide current motorcycle models to the market on a timely basis”.

          Motorcycle manufacturers typically present new models once a year at international trade shows held in September of each year. Following these trade shows, we work closely with our distributors and dealers to anticipate demand for our motorcycles in the following year. We endeavor to adjust the start of our new model year production to avoid a buildup in inventory of the previous year’s models. Any such buildup can result in additional promotional expenses (e.g., rebates, discounts, complimentary accessories and other incentives) that we incur to reduce excess inventories (and which we account for in selling, general and administrative expenses (excluding depreciation)). See “—2002 Compared to 2001”.

          Certain additional factors that adversely affected our results of operations over the last three years include:

•	the continued strengthening of the euro against most other currencies, in particular the U.S. dollar (appreciation of approximately 19.4% on average in 2003, and 20.4% at year end, with our sales in U.S. dollars accounting for approximately 14.4% of our total net sales in 2003), the U.K. pound sterling and the Japanese yen. See “Item 3. Key Information—Exchange Rates”. Such strengthening of the euro has principally impacted product prices. To preserve our market share, we have generally kept unchanged our sale prices in the relevant local currency, with a consequent reduction in our gross margin. We have engaged in foreign exchange transactions to hedge portions of our transactional exposure to such fluctuations in exchange rates, although such transactions protect us only from short-term fluctuations and not long-term variances. For further information on our foreign exchange transactions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 1 to our audited financial statements. We estimate that our sales decreased by approximately € 4.7 million in 2002 (compared with 2001) and € 10.6 million in 2003 (compared with 2002) owing to exchange rate fluctuations. We expect that the effect of the strong euro will continue to impact our results of operations in 2004.

•	our continued restructuring of our U.S. distribution subsidiary, which began in 2002 and is ongoing. This restructuring has involved:

•	moving of our headquarters in January 2003 from Pompton Plains, New Jersey to Cupertino, California;

•	replacement of certain executive officers (including the CEO of our U.S. subsidiary) and employees;

•	outsourcing of our spare parts warehousing; and

•	a reorganization of our dealer network.

The restructuring has had a material impact on our results of operations for our U.S. subsidiary. We estimate that the impact of this restructuring on selling, general and administrative expenses in our consolidated financial statements in 2003 and 2002 was € 8.0 million and € 7.0 million, respectively. We expect that our ongoing U.S. restructuring will continue to impact our results of operations in 2004.

•	our renewed participation in the Moto GP Championship, in connection with which we incurred approximately € 8.0 million and € 5.4 million in research and development expenses and capital expenditures for fiscal years 2002 and 2003, respectively.

•	the launch in 2002 of our fifth motorcycle line, the Multistrada, in connection with which we incurred € 2.2 million, € 5.2 million and € 7.6 million in research and development expenses and capital expenditures for fiscal years 2001, 2002 and 2003, respectively. In 2003, we sold 6,025 Multistrada motorcycles, or 15.7% of our total unit sales.

          Cost of goods sold (excluding depreciation) is comprised primarily of variable costs, such as the cost of parts, components and labor, as well as costs relating to research and development that are not capitalized or included under selling, general and administrative expenses (excluding depreciation). In each of the last three years, approximately 85% of the total cost of goods sold (excluding depreciation) incurred by Ducati was for parts and components, and only approximately 15% was for direct and indirect labor costs and research and development costs. Cost of goods sold is allocated to each sector (motorcycles, spare parts, accessories and apparel, and other):

•	purchased materials and the cost of external processing are allocated to a sector (and to each motorcycle family within the motorcycle sector) based on the specific bills of materials of the products concerned;

•	direct production costs for the motorcycle sector, made up of the cost of the workshops dedicated to the specific motorcycle family (including labor) are allocated 100% to the relevant motorcycle family to which such costs relate;

•	indirect production costs, (such as the warehousing of raw materials and finished motorcycles, logistics and general factory services) are allocated 100% to the motorcycle sector (and, in turn, to each motorcycle family within the motorcycle sector based on direct production costs); and

•	expensed R&D costs, making up 30% of our R&D and the associated costs, are allocated 100% to the motorcycle sector (and, in turn, to each motorcycle family within the motorcycle sector based on direct production costs).

          Selling, general and administrative expenses (excluding depreciation) primarily include personnel costs, advertising and promotion costs, expenses relating to the Ducati racing program, charges for accrued warranty expenses and charges for doubtful accounts. Promotion costs include rebates, discounts, complimentary accessories and other incentives. This item also includes expenses relating to marketing and distribution, including certain expenses associated with our wholly owned distribution subsidiaries. Costs for services are recognized on the date on which the service is received. Costs relating to remuneration for motorcycle racing drivers and racing teams are recognized according to the length of their respective contracts. Beginning in 2001, research and development expenses associated with development of a four-stroke “double twin” cylinder engine used for the Desmosedici motorcycle to compete in the Moto GP Championship are included in selling, general and administrative expenses (excluding depreciation).

          Depreciation of property, plant and equipment is comprised primarily of charges over the estimated useful life for each class of assets against the capitalized amount of these items.

          Amortization of intangible assets primarily reflects amortization of the Ducati brand name, as well as amortization of goodwill and Cagiva’s non-compete agreement given in connection with our September 1996 acquisition of the Ducati business (which expired in September 2003), as well as a non-competition agreement entered into with the former U.K. importer (which expired in January 2003), following the creation of Ducati U.K. Amortization of intangible assets includes amortization of certain capitalized debt issuance costs, certain incidental costs of the initial public offering of our shares in March 1999 and certain capitalized research and development expenditures.

          Other operating revenues are principally comprised of sales of scrap, sundry components and materials, licensing revenues and rental and sponsorship income.

          Interest expense, net, principally reflects interest payments on our financing arrangements, including the Notes and the Credit Agreement for the relevant periods. See “—Liquidity and Capital Resources” and “—Other Financial Transactions”.

          Foreign exchange gain/(loss), net, is comprised primarily of the translation differences from conversion into euro of monetary assets and liabilities denominated in a currency other than the euro, and does not include unrealized foreign exchange gains on long-term assets and liabilities, which are deferred at the balance sheet date under Italian GAAP. Foreign exchange losses include unrealized foreign exchange losses on long-term assets and liabilities. See “Item 3. Key Information—Risk Factors—We are subject to foreign currency exchange rate fluctuations, particularly with respect to the U.S. dollar”. Also included in foreign exchange gain/(loss), net, are the results of our forward contract hedging activities (forward currency contracts we enter into against future commitments to hedge the risk of currency fluctuations between the date of such a contract and the performance of the related commitment). For further information on our hedging activities, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

          Other non-operating income/(expense), net, which consists of gains and losses of a non-operating nature, such as the release following the restatement of our brand name in 2003 of our deferred taxation provision provided for in prior years and restructuring costs related to our corporate reorganization plan described in “Item 6. Directors, Senior Management and Employees—Employees”, is considered to be incurred one-time only due to its nature and magnitude.

          Income taxes comprise the current and deferred taxes that arise from our activities in the relevant period based on tax regimes applicable to us at the end of each accounting period. Following our March 1999 initial public offering, we qualified for certain income tax rate reductions in Italy until 2002. Certain Italian tax regimes available to Ducati entail reduction of the corporate income tax (IRPEG) rate applicable in each of the three years discussed in this section, depending on various factors. DMH and its Italian subsidiaries are subject to two income taxes: (i) corporate income tax (IRPEG until 2003 and IRES as of 2004) and (ii) local income tax (IRAP). The ordinary IRPEG tax rate was reduced from 37%, applicable in fiscal years 1999 and 2000, to 36% for fiscal year 2001 and to 34% for fiscal year 2003, and will decrease to 33.0% thereafter. The IRAP rate is equal to 4.25%. See Note 27 to the audited consolidated financial statements for further information.

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

Critical Accounting Policies

          Our reported financial condition and results of operations are affected by accounting methods, assumptions and estimates that we are required to make in preparing our consolidated financial statements. We base our estimates on historical experience and various other assumptions. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions should be considered in reviewing the discussion and analysis of our financial condition and results of operations below, as well as our audited consolidated financial statements. Our significant accounting policies are disclosed in Note 1 to our audited consolidated financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our audited consolidated financial statements.

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

          As required by International Financial Reporting Standard No. 17 (applicable to our consolidated financial statements under Italian GAAP), significant fixed assets acquired under finance leasing contracts are booked according to the finance lease accounting method. Acquired assets are treated as capital expenditures based on the original value of the asset, and depreciated over the estimated useful life of the asset. Lease installments, including principal and interest, are included in other borrowings. As of December 31, 2003, we had outstanding leasing contracts with regard to our Bologna facility, as well as with regard to machinery and workstations, totaling approximately € 30.5 million.

          Intangible fixed assets are booked at purchase cost or valuation of assets contributed in kind (for instance, upon the creation of a new Group company such as Ducati Corse), including any directly related charges. Intangible fixed assets of Italian group companies may also be restated, when so allowed by the laws governing restatement of assets. Intangible fixed assets are directly amortized on a straight-line basis over their estimated economic useful life. Costs incurred in obtaining long-term finance (“debt capacity”) are amortized over the life of the related loan, according to the residual balance method. Intangible fixed assets are fully written down if they no longer have any future economic benefit.

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

          Product warranty

          Product warranty obligations are estimated on the basis of a time-series analysis of labor and material costs incurred in connection with each individual model. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims, taking into account the registrations over the last 24 months and estimated costs for future recall campaigns. We actively study trends of warranty claims and take action to improve vehicle quality and minimize warranty claims. Actual cash payments against warranties totaled € 10.8 million in 2003, or 2.8% of net sales, € 11.1 million in 2002, or 2.7 % of net sales and € 9.1 million in 2001, or 2.2% of net sales. At December 31, 2003, we had a provision in our financial statements of € 6.3 million to cover estimated future product warranty costs. Such amount covers the full cost to Ducati of warranty repairs, whereas cash reimbursements include the margin realized by us on the sale of spare parts.

          Our provision for product warranty expenses decreased in 2003 compared to 2002 mainly due to:

•	an overall decrease in the number of motorcycles covered by warranty (as a result of decreased sales);

•	lower warranty costs for 2002 and 2003 models (the models currently under warranty) relative to models sold in prior years;

•	improved management of warranty costs as part of our wider cost reduction program; and

•	a more accurate analysis of the historical trends in warranty costs and spare part depreciation (as used to determine the amount of the provision).

          We believe that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates. See Note 13 to the audited consolidated financial statements.

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

Results of Operations

     The following table sets forth certain statement of operations data expressed as a percentage of our net sales for the periods indicated:

	Year ended December 31,
	2001	2002	2003
Net sales	100%	100%	100%
Cost of goods sold (excluding depreciation)	(59.2)	(60.4)	(65.3)
Gross profit (excluding depreciation)	40.8	39.6	34.7
Selling, general and administrative expenses (excluding depreciation)	(26.5)	(29.6)	(29.1)

	Year ended December 31,
	2001	2002	2003
Depreciation of property, plant and equipment	(2.4)	(2.9)	(3.9)
Amortization of intangible assets	(6.0)	(5.3)	(6.1)
Other operating revenues	1.8	2.6	6.0
Operating income	7.7	4.4	1.6

2003 Compared to 2002

          Net sales

          Net sales were € 388.2 million in 2003 compared to € 413.0 million in 2002, a decrease of € 24.8 million, or 6.0%. This decrease in net sales was attributable principally to the following (4.0% and 2.0%, respectively): (1) the strengthening of the euro against the U.S. dollar and other relevant currencies (principally the Japanese yen and the U.K. pound) and (2) a decrease in motorcycle unit sales of 2.8% and a negative mix of motorcycle models sold, or a lower proportion of sales of models in respect of which the average margin is higher (in 2003, we sold 4,327 fewer Superbike and Super Sport motorcycles (which have higher margins) and 6,025 more Multistrada motorcycles (which have a lower margin)), which more than off-set a “positive country mix”, or a lower proportion of sales in countries in which average prices are lower (426 of the total 1,017 fewer units sold in 2003 versus 2002 were in North America, where we currently have a lower margin per motorcycle because of the weaker dollar). In 2003, motorcycle net sales accounted for 81.4% of net sales (82.7% in 2002). Sales of spare parts accounted for 10.6% of net sales (10.3% in 2002) and sales of performance accessories, technical riding gear and enthusiast apparel accounted for 7.3% of net sales (6.6% in 2002). Revenues from non-core activities (mainly tickets for various events arranged by Ducati) represented 0.7% of net sales (0.4% in 2002).

          In 2003, we produced motorcycles in five model lines, which vary in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked, Sport Touring, and the Multistrada, introduced for sale in 2003. The 2.8% decline in unit sales of Ducati motorcycles, from 39,534 in 2002 to 38,417 in 2003, resulted principally from a 34.6% decrease in unit sales of our Sport Touring motorcycles, a 26.4% decrease in unit sales of Superbike motorcycles, a 26.1% decrease in unit sales of our Super Sport motorcycles and an 8.2% decrease in unit sales of Sport Naked motorcycles, partially offset by sales of the new Multistrada line. Unit sales showed varying trends in our principal geographic markets, with increases in the UK (+10.9%) and Italy (+1.7%) and decreases in Germany (-25.3%), the United States (-8.4%), France (-7.6%), Japan (-4.9%), and the Benelux countries (-1.5%). The decline in unit sales resulted mainly from our December 2003 purchase of the business of our third party importer in Germany (as a result of which motorcycles sold to such importer that were still in its inventory at December 31, 2003 were counted as part of our German subsidiary’s inventory at such date); continuing disruptions relating to the ongoing restructuring of our U.S. operations; a decline in market demand in France; and a reduction in Japan, where we had sold 300 units of the MH900E special series in 2002, but no such units in 2003.

          Ducati motorcycle registrations were 38,130 in 2003 compared to 39,607 in 2002, a decrease of approximately 3.7%. In particular, registrations increased by 35% in Spain and Portugal, 28% in Switzerland and 6% in the Benelux countries, while registrations declined 17% in the United States, 16% in the UK, 8% in France and 7% in Japan. We believe that we generally kept our market share throughout the world, with the exception of the U.S.

          The decrease in net sales of spare parts of 3.6% between 2003 and 2002 was entirely due to the strengthening of the euro against foreign currencies.

          Cost of goods sold (excluding depreciation)

          Cost of goods sold (excluding depreciation) was € 253.4 million in 2003 compared to € 249.3 million in 2002, an increase of € 4.1 million, or 1.6%, principally as a result of the 2.0% growth in the apparel business. As a percentage of net sales, cost of goods sold (excluding depreciation) increased to 65.3% in 2003 compared to 60.4% in 2002, as a result of the deterioration of the exchange rate and the higher costs associated with the product mix (principally the higher production costs of the Multistrada) of motorcycles sold in 2003.

          Gross profit (excluding depreciation)

          Gross profit (excluding depreciation) was € 134.8 million in 2003 compared to € 163.7 million in 2002, a decrease of € 28.9 million, or 17.6%, principally as a result of the factors mentioned above. As a percentage of net sales, gross profit (excluding depreciation) was 34.7% in 2003 compared to 39.6% in 2002.

          Selling, general and administrative expenses (excluding depreciation)

          Selling, general and administrative expenses (excluding depreciation) were € 112.8 million in 2003 compared to € 122.0 million in 2002, a decrease of € 9.2 million, or 7.5%, principally as a result of reduced warranty and personnel costs and the insourcing of certain sub-assembly activities, which together more than offset costs related to our participation in the Moto GP Championship. As a percentage of net sales, selling, general and administrative expenses (excluding depreciation) decreased to 29.1% in 2003 from 29.6% in 2002. Research and development expenses relating to our racing program are included under cost of goods sold (excluding depreciation).

          Depreciation of property, plant and equipment

          Depreciation of property, plant and equipment was € 15.0 million in 2003 compared to € 12.0 million in 2002, an increase of € 3.0 million, or 25.0%, principally reflecting increased capital investments for the production of the Multistrada and of the three-valve engine.

          Amortization of intangible assets

          Amortization of intangible assets was € 23.9 million in 2003 compared to € 22.0 million in 2002, an increase of € 1.9 million, or 8.6%, related to investment in new products including the Multistrada, the ST3 and the Monster S4R. As a percentage of net sales, amortization of intangible assets increased to 6.1% in 2003 compared to 5.3% in 2002.

          Other operating revenues

          Other operating revenues were € 23.2 million in 2003 compared to € 10.8 million in 2002, an increase of € 12.4 million, or 115.0%, principally due to sponsorship income related to the Moto GP Championship. As a percentage of net sales, other operating revenues increased to 6.0% in 2003 compared to 2.6% in 2002.

          Operating income

          Operating income was € 6.3 million in 2003 compared to € 18.5 million in 2002, a decrease of € 12.2 million, or 66.0%, principally for the reasons stated above. As a percentage of net sales, operating income decreased to 1.6% in 2003 compared to 4.4% in 2002.

          Interest expense, net

          Interest expense, net, was € 9.3 million in 2003 compared to €11.5 million in 2002, a decrease of € 2.2 million, or 19.2%, principally reflecting reduced dealer inventory financing incentives.

          Foreign exchange gain/(loss), net

          We had a foreign exchange gain, net, of € 2.5 million in 2003 compared to a gain of € 1.3 million in 2002, principally reflecting the strengthening of the euro against the U.S. dollar, which resulted in foreign exchange gains in connection with currency hedging transactions entered into to protect our operating results from currency variations

          Other non-operating income/(expense), net

          Our non-operating gain of € 0.6 million in 2003, compared to a gain of € 0.1 million in 2002, is the net result of the following extraordinary items:

•	an extraordinary gain of € 5.2 million resulting from the restatement of the Ducati brand name in DMH’s statutory financial statements at December 31, 2003 from € 71.2 million to € 98.4 million (corresponding to the brand name’s market value reported in our consolidated financial statements at the same date). Under Italian tax rules, we are entitled to accelerate the amortization of certain assets for tax purposes insofar as we create two special reserves, one for accelerated amortization and another for deferred taxes (calculated by applying the standard corporate tax rate of 38.25%) due, upon completion of the tax acceleration, on the portion of amortization as reported in our financial statements and already deducted for tax purposes because of the accelerated amortization. In 2003, pursuant to a special tax regime, DMH stepped up the value of the Ducati brand name by paying a substitute tax of 19% on the surplus deriving from the restatement, thereby aligning the value of this asset amortized on a tax acceleration basis with the value carried in the consolidated accounts. As a result of this alignment, the accelerated amortization reserve was cancelled and the portion of the reserve for deferred taxes created with respect to the accelerated amortization of the brand name was subject to current taxes in order to fund the 19% substitute tax payment on the restatement surplus of € 27.2 million (which did not have an impact on our consolidated financial statements), whereas the remainder, amounting to € 5.2 million, was released thereby generating the extraordinary gain.

•	out-of-period taxation costs of € 0.587 million, of which € 0.150 million were incurred in May 2003 by DMH and Ducati Corse S.r.l. as payment under an available tax amnesty. The remaining € 0.437 million resulted from the difference between taxes effectively paid and our tax provision at December 31, 2002; and

•	restructuring costs of € 4.0 million related to our corporate reorganization plan, pursuant to which a certain number of employees were terminated in 2003 by mutual consent in exchange for severance incentives, including costs of € 2.2 million associated with the termination of Carlo Di Biagio’s employment contract. The cost of our corporate reorganization plan was recorded as a non-operating expense for 2003.

     Profit before income taxes and minority interest

     Profit before income taxes and minority interest was € 0.1 million in 2003 compared to € 8.5 million in 2002, principally due to the reasons stated above.

     Income taxes

     Our income tax charge was € 0.1 million in 2003 compared to € 2.0 million in 2002, a decrease of € 1.9 million, as a result of decreased profit.

     Net profit

     We had a net profit of € 40,000 in 2003 compared to € 6.5 million in 2002, principally due to the reasons stated above.

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

U.S. GAAP Reconciliation

     The principal differences between Italian GAAP and U.S. GAAP as they affect the audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 were the accounting treatment of: (i) acquisition of the Ducati motorcycle business, (ii) deferred costs, (iii) debt issuance costs related to our Notes, (iv) foreign currency translation, (v) derivative financial instruments, (vi) financing of dealer incentives (in particular, cash discounts and flooring incentives are classified under U.S. GAAP as a reduction of revenue), (vii) costs related to software projects, (viii) deferred taxes, (ix) stock-based compensation, (x) securitization and consolidation of special purpose entities and (xi) earnings per shares.

     In respect of securitization and consolidation of special purpose entities, we have consolidated DDF1 under U.S. GAAP for 2003. The effect of such consolidation on our consolidated assets under U.S. GAAP was: (i) an increase in cash and cash equivalents of €10 million and a decrease in investments of €10 million (relating to the Class B bonds issued to us by DDF1), and (ii) an increase in accounts receivable of €33 million (relating to the Class A bonds issued by DDF1). The effect of such consolidation on our consolidated liabilities was an increase in long term liabilities of €33 million (also relating to the Class A bonds issued by DDF1). The consolidation did not impact our statement of operations under U.S. GAAP, as we reimbursed all of DDF1’s operating costs (which reimbursements were already reflected in our statement of operations under Italian GAAP). In addition, start up costs of €680,000 at December 31, 2003, capitalized and not yet amortized under Italian GAAP, have been expensed for U.S. GAAP purposes. We expect to continue to consolidate DDF1 under U.S. GAAP in the future as a result of FIN 46R. See —Implementation of New Accounting Pronouncements” and “——Other Financial Transactions—Securitization”.

     Under U.S. GAAP, volume bonuses are accrued at the time of revenue recognition and are classified as a reduction of revenue in accordance with EITF 01-09 (issue 6), and the amount of such reduction in 2001, 2002 and 2003 was approximately € 16.4 million, € 16.5 million and € 14.4 million, respectively. Notes 29, 30 and 31 to the audited consolidated financial statements contain a detailed description of the differences between Italian GAAP and U.S. GAAP, as well as a reconciliation of net profit and shareholders’ equity between Italian GAAP and U.S. GAAP.

     Under Italian GAAP, net profit was approximately € 10.5 million in 2001, € 6.5 million in 2002 and € 40,000 in 2003. Under U.S. GAAP, net profit approximated € 14.2 million in 2001, € 7.0 million in 2002 and € 0.1 in 2003.

     Under Italian GAAP, shareholders’ equity was approximately € 159.7 million at December 31, 2002 and € 158.4 million at December 31, 2003. Under U.S. GAAP, shareholders’ equity approximated € 83.5 million at December 31, 2002 and € 81.2 million at December 31, 2003.

     Under Italian GAAP, research and development expenditure is capitalized and is reflected as part of investing activities. Under U.S. GAAP, research and development expenditure is expensed and reflected as part of operating activities.

International Financial Reporting Standards (IFRS)

     Like all listed EU companies, we will be required to apply International Financial Reporting Standards (IFRS) in the preparation of our consolidated financial statements for fiscal years from January 1, 2005 on. We will also present our 2004 results based on Italian GAAP and IFRS for comparative purposes. We are currently in the process of establishing an IFRS implementation program, which will include a central team at the parent company level and working groups at the level of our principal operating companies. As part of this program, we will review the IFRS principles in force, as well as the significant changes contained in current proposals for the revision of those standards, which to date have not been finalized.

     By the end of 2004, we will:

•	identify the significant differences between the Italian GAAP accounting principles that we currently follow, and the applicable provisions of IFRS; and

•	formulate an action plan aimed at identifying the steps required to adapt our corporate processes and information systems to render them capable of supplying the information necessary for the preparation of our 2005 consolidated financial statements in accordance with IFRS, and to permit us to process the information related to 2004 to be presented for comparative purposes.

Liquidity and Capital Resources

     Our principal ongoing sources of liquidity are primarily derived from cash flow from operations. We generated approximately € 29.0 million of cash flows from operating activities for the year ended December 31, 2003 compared to € 44.9 million in 2002 and € 13.8 million in 2001. The decrease of € 15.9 million from 2003 to 2002 was due principally to our lower net profit for the year, € 6.5 million less than in 2002, by an increase of working capital of € 7.9 million, higher depreciation and amortization of 4.9 million and changes in other liabilities and net current assets that absorbed cash totaling € 6.4 million, and the increase of € 31.1 million from 2002 to 2001 was principally due to our trade receivables securitization (see “Other Financial Transactions”). Our working capital is broken down as follows (in millions):

	2003	2002	2001
Trade receivables	€80.4	€82.0	€98.0
Inventories	104.8	111.4	97.6
Trade payables	(89.5)	(95.1)	(76.7)
Total	95.7	98.3	108.9

     Our decreased trade receivables at December 31, 2003 of € 80.4 million was primarily due to an overall decrease in net sales compared to 2002

     Our decreased inventories at December 31, 2003 of € 104.8 were driven by a buildup of finished products (i.e., finished motorcycles) generated in 2002 to satisfy production requirements during the spring of 2003 and to provide for potential union-related work stoppages which did not materialize, as well as weak market demand in 2002 (particularly in the fourth quarter).

     Our decreased trade payables at December 31, 2003 of € 89.5 was due mainly to new plant and equipment for the introduction of the new 999R and Multistrada models in 2002.

     Of our € 29.0 million of cash flows that we generated in 2003, we used approximately € 15.7 million in property, plant and equipment (compared to € 23.8 million in 2002) and € 18.1 million in investments in intangible assets (compared to € 20.5 million in 2002). Our expenditures in property, plant and equipment in 2002 and 2003 were principally to acquire equipment and tooling at our Bologna facility. The decrease between the two years reflects our greater investment in 2002 in equipment and tooling for the manufacture of new products, such as the Multistrada and the 999. For this same reason, our investment in intangible assets (relating to research and development) decreased relative to 2002.

     We currently have levels of long-term debt and available lines of credit of € 282.5 million, of which approximately € 116.4 million remained available at December 31, 2003. During 2003, we assigned € 168.4 million of trade receivables in securitization and factoring transactions. See “—Other Financial Transactions”.

     We believe that the financial resources available to us from our operations will be sufficient to meet our working capital needs and capital expenditure requirements in the foreseeable future. Any reduction in our financial resources from our operations could impair our ability to fund our future liquidity needs.

Other Financial Transactions

Notes

     On May 31, 2000, DMH issued the Notes in the aggregate principal amount of € 100.0 million. The Notes, which mature on May 31, 2005, bear interest at a fixed rate of 6.50% per annum, with the total principal amount being repayable at maturity. The net proceeds to DMH from the sale of the Notes was approximately € 99.2 million, after deduction of the issue price discount and the combined management and underwriting commission and the selling concession. We used these net proceeds to prepay in full all amounts owed under the related credit agreement governing the Notes (the “Credit Agreement”), which was terminated. The terms and conditions of the Notes do not include any financial coverage ratios or performance covenants, but do limit our ability to create liens on assets to secure (i) indebtedness represented by bonds, notes, debentures or other negotiable instruments or (ii) any guarantee of such indebtedness. Events of default under the terms and conditions of the Notes, which would entitle the noteholders to declare the Notes to be immediately due and payable, include, but are not limited to, failure to pay interest or principal under the Notes when due, failure to comply with any obligations under or in respect of the Notes, failure to pay other indebtedness when due, acceleration of other indebtedness and the occurrence of certain bankruptcy or other insolvency events.

     On May 18, 2001, we repurchased € 9.0 million in aggregate principal amount of the Notes in two tranches (€4.0 million in aggregate principal amount at an aggregate purchase price equal to 101.23% of the original par value of the Notes, and €5.0 million in aggregate principal amount at an aggregate purchase price equal to 101.25% of the original par value of the Notes). We partially funded these repurchases through advance proceeds from the sale and lease-back transaction completed on June 29, 2001, through which we sold, and leased back, part of our Bologna property. Proceeds from this sale and leaseback transaction were also used to finance our operations. In 2003, we bought back on the market approximately € 15.3 million in aggregate principal amount of our Notes (at an average purchase price equal to 102.8% of their original par value). In 2004 through the date of this Annual Report, we bought back on the market approximately € 15.0 million in aggregate principal amount of our Notes (at an average purchase price of 101.0% of their original par value). We funded these repurchases through proceeds of corresponding committed bank loans.

     The costs related to the above repurchases have been reclassified as financial charges. At December 31, 2003, an aggregate principal amount of approximately € 75.7 million of the Notes remained outstanding, and as at June 28, 2004 the outstanding principal amount was approximately € 60.7 million. All repurchased Notes have been cancelled. In view of our obligation to repay the Notes in 2005, we are considering different options, including the issuance of new debt or equity securities, or obtaining additional committed bank loans or a syndicated debt.

     On July 2, 2001, we entered into a “Credit-Linked” transaction, in which we acquired a € 15.0 million note (the “Credit-Linked Note”) issued by the London branch of Banca Nazionale del Lavoro (“BNL”). The Credit-Linked Note yields an annual coupon of 5.89% and matures on May 31, 2005. BNL may prepay the Credit-Linked Note, among other things, if we default on the Notes. We purchased the Credit-Linked Note to maximize liquidity over its term. The transaction is shown in the net financial position under long-term investments for € 15.0 million. In the balance sheet, this item is reclassified to other non-current assets.

Securitization

     In 2003, we assigned to Ducati Desmo Finance 1 S.r.l. (“DDF1”) — a special purpose entity owned by two Dutch foundations in which we have no economic or voting interest or ability to control management or board decisions — approximately € 116.0 million of our trade receivables, as compared with approximately € 26.7 million in 2002. Of the receivables assigned in 2003, we have collected € 110.1 million from DDF1 (and € 26.7 million for 2002). Of the remaining € 5.9 million for 2003, € 0.8 million is related to interest and expenses and € 5.1 million is a so-called “deferred reserve” payable by DDF1 to us to the extent that DDF1 has available funds based on the performance of the assigned receivables. The securitization essentially exposes us to the risk of not collecting this deferred amount which is subordinated to the collection by DDF1 of the assigned receivables. In addition, we are obligated to compensate DDF1 for any amounts (which typically are approximately € 1 to 2 million per year) for rebates claimed by dealer debtors on receivables assigned. We continue to assign receivables to DDF1 on an ongoing basis.

     The receivables we assigned to DDF1 are part of our non-recourse roll-over securitization program, and we intend to assign additional receivables in similar transactions in 2004 and in subsequent years. Our securitization program reflects a change in our credit management practices in Italy and Europe to benefit from savings relative to the cost of non-recourse factoring and interest income on planned financing activities previously carried out by third party factoring companies. Historically, we entered into non-recourse factoring agreements to manage the risk of non-payment of these receivables. We eliminated our non-recourse factoring program in 2001 (in Italy) and 2002 (in northern Europe). The significant increase in 2003 as compared to 2002 of receivables assigned to DDF1 reflects the completion of our switch from factoring to securitization. Pursuant to the factoring agreements, we received approximately € 18.3 million and € 43.0 million in 2002 and 2001, respectively. We did not enter into any such agreements in 2003. The total costs of this roll-over securitization transaction, approximately € 1.1 million, have been capitalized and will be amortized over five years, which is the anticipated duration of our securitization program, as the quality of the receivables portfolio transferred is considered high, and thus we consider it unlikely that we will terminate the securitization beforehand.

     DDF1 through June 30, 2003 financed the purchase of our receivables through a bridge loan from Banca Intesa, and thereafter through the issuance of € 43 million in aggregate principal amount of bonds (€ 33 million of Class A bonds and € 10 million of Class B bonds). The bond issuance also served to replace the bridge loan granted by Banca Intesa. The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a U.S. finance company that is wholly owned by Global Securitization Services LLC. We have no economic or voting interest in, or ability to control management or board decisions of, these companies. Our North American subsidiary, Ducati North America Inc., on June 30, 2003 purchased all of the Class B bonds as the principal manner in which we retain a certain degree of risk in our securitization financing as required by rating agencies and market practice. The bonds mature on July 28, 2009, earn interest at 3-month Euribor (paid quarterly in arrears), and are subordinated to the Class A bonds. We classify the Class B bonds as financial fixed assets as they cannot be sold for a two year period subsequent to their purchase. To finance this purchase, DMH made a non-returnable payment of € 10 million to Ducati North America Inc.

     Our receivables are recorded at face value, after providing for an allowance for doubtful accounts to reflect their estimated realizable value. For receivables that we sold in factoring arrangements, the amount due from the principal debtor is paid by the factoring company, less a reduction for their fees. For receivables that we have assigned in our securitization transactions, an amount equal to the amount collected for the receivables assigned was deducted from trade receivables and credited to banks, while the deferred amount from DDF1 remained as trade receivables (the risk of non-payment of this deferred portion, which is based on the performance of the underlying trade receivables, was taken into account in calculating the allowance for doubtful accounts). Payables are recorded at face value, which is considered to represent their settlement value.

Leasing Agreements

     As required by International Financial Reporting Standards (applicable under Italian GAAP), fixed assets acquired under finance leasing contracts, if significant, are booked according to the finance lease accounting method. Beginning in 2001, the acquired assets are treated as capital expenditures based on the original value of the asset, and depreciated over the estimated useful life of the asset. Lease installments, including principal and interest, are included in other borrowings. Given that lease contracts were not significant to the Ducati Group through December 31, 2000, accrued lease installments were included in selling, general and administrative expense (excluding depreciation), while liabilities for future installments were recorded in the notes to the audited consolidated financial statements, together with the effect that there would have been if the current method of accounting for leases had been adopted.

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

Repurchases of Shares

     Under a share repurchase plan enabling us to repurchase on the Telematico up to € 6.0 million of our shares in one or more transactions by November 6, 2003, in June and July 2003 we purchased a total of 293,235 Ducati shares for an aggregate purchase price of € 391,225 (or an average per share purchase price of € 1.3334) in order to support trading in our shares on the Italian stock market. On May 6, 2004, our shareholders’ approved the buy back plan to repurchase up to a maximum of 15,556,800 shares, equivalent to about 9.8% of our outstanding Ducati shares. As of June 28, 2004, we held 1,521,378 Ducati shares. For more information on this buy back plan, see “Item 10. Additional Information—Buy Back Plan”.

Derivative Financial Instruments for Hedging Purposes

     Our primary market risk exposure is foreign currency risk. To manage this risk, we enter into derivative financial instruments (i.e., forward exchange contracts). At December 31, 2003, we had € 72.3 million in forward exchange contracts, compared to € 81.6 million at December 31, 2002. We are also exposed to interest rate risk associated with short and long-term bank financings on which we pay a variable interest rate. To manage this risk, we enter into interest rate swap agreements and interest rate cap agreements. For more information on our derivative financial instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Off-Balance Sheet Arrangements with Unconsolidated Entities

     On February 14, 2002, our board of directors approved the extension through 2004 of the retention bonus plan payable to Federico Minoli and up to four additional senior officers of Ducati designated by the managing director. We estimate that such bonuses could amount to as much as € 250,000 in the aggregate. On March 5, 2003, our board also confirmed the allocation to Mr. Minoli of an indemnity on termination as our managing director of US$ 1.2 million. For more information on these events, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Senior Management”.

     In connection with our trade receivables securitization program described in "—Other Financial Transactions”, we have undertaken to pay, and have guaranteed vis-à-vis investors purchasing securities issued by DDF1 in the securitization of the receivables, certain specified operating costs of DDF1. We have not guaranteed the collection of any nonperforming receivables assigned by us to DDF1. Moneys payable by us in connection with this undertaking are deducted by DDF1 from the deferred portion of the purchase price outstanding from time to time from DDF1 to us for our receivables. Approximately € 770,000 were deducted from the deferred purchase price in respect of such costs in 2003 and we expect that approximately € 900,000 will be deducted in respect of such costs in 2004.

Contractual Obligations and Commercial Commitments

     We have various contractual obligations and commercial commitments arising from our continuing operations. The following represents our contractual obligations and other commercial commitments as of December 31, 2003:

Contractual Obligations:

	Payments Due by Period
		Less than			After
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years
Long-Term Debt	81,882	—	81,882	—	—
Capital Lease Obligations (production facility)	19,825	3,254	8,493	8,078	—
Operating Leases	—	—	—	—	—
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-Term Obligations	—	—	—	—	—
Total Contractual Cash Obligations	101,707	3,254	90,375	8,078	—

Other Commercial Commitments:

Amount of Commitment Expiration Per Period
	Total Amounts	Less than	1-3	4-5	After
Other Commercial Commitments	Committed	1 year	years	years	5 years
Lines of Credit	188.2	182.0	5.0	1.2	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	—	—	—	—	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—
Total Contractual Commitments	188.2	182.0	5.0	1.2	—

Implementation of New Accounting Pronouncements

     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. We will be required to apply FIN 46R to variable interest in VIEs created after December 31, 2003. For variable interest in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. We expect that we will have to consolidate DDF1 (a non-qualified special purpose entity) under FIN 46R for U.S. GAAP purposes. As we have already consolidated this entity in 2003 under U.S. GAAP, we believe that any such consolidation under FIN 46R would not have a material impact on our U.S. GAAP audited financial statements

     FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For us, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. We currently do not have any financial instruments that are within the scope of this Statement.

     In June 2001, FASB Statement No. 143, Accounting for Asset Retirement Obligations, was issued. Statement 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We were required to adopt Statement 143 on January 1, 2003. The adoption of Statement 143 had no effect on our financial statements.

     In April 2002, the FASB Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction, was issued. Statement 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. Statement No. 145 also amends FASB Statement No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of Statement 145 related to the rescission of FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, were applied in fiscal years beginning after May 15, 2002. The provisions of Statement 145 related to Statement 13 were effective for transactions occurring after May 15, 2002. The adoption of Statement 145 had no effect on our audited financial statements.

     In June 2002, the FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. The provisions of Statement 146 were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. During 2003, we notified and terminated certain employees, including the managing director, and incurred certain employee termination benefits. All of the employees were notified and terminated in 2003, with all related termination severance paid in 2003; under Italian GAAP, the residual amount of € 11,000, accrued in 2003 but not paid at December 31, 2003 has been recorded as “Provision for corporate reorganization”. As this amount does not meet the recognition criteria prescribed by Statement 146, the adoption of Statement 146 resulted in the reversal to the statement of income of the residual amount accrued in the Italian GAAP financial statements, for € 11,000. In addition, under Italian GAAP these amounts are shown as non-operating expense and under U.S. GAAP they are part of operating expenses.

     In November 2002, FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34, was issued. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual audited financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 had no effect on our audited financial statements.

     In December 2002, FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, was issued. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Disclosures required by this standard are included in the notes to these audited financial statements.

     In December 2003, FASB Statement No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pensions plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003.

Research and Development

     Intangible assets include capitalized research and development costs, comprised principally of the cost of personnel employed in research and development functions and the cost of materials and external consultants, where the expenditure is incurred for specific product development. Otherwise, research and development costs are expensed under cost of goods sold (excluding depreciation) or, in the case of costs related to the development of a four-stroke “double twin” cylinder engine to compete in the Moto GP Championship, under selling, general and administrative expenses (excluding depreciation). Our capitalized research and development costs were € 13.0 million, € 16.5 million and € 13.3 million in 2003, 2002 and 2001, respectively. Our expensed research and development costs were € 5.0 million, € 4.9 million and € 3.8 for the same years. These expensed costs included research and development expenses for specific projects on our racing program, which amounted to € 1.4 million for 2003, € 1.4 million for 2002 and € 1.5 million for 2001. Amortization charges relating to our capitalized research and development costs were € 11.0 million, € 8.9 million and € 7.6 million in 2003, 2002 and 2001, respectively. These amortization charges relate only to research and development costs capitalized since our September 1996 acquisition of the Ducati business, and may increase in future periods as a result of new capitalizations. In relation to our R&D activity, we have benefited from financial assistance from the Italian Government, amounting to € 1.7 million in 2003. Such assistance is expected to continue in 2004.

Item 6. Directors, Senior Management and Employees

Directors

     The following table sets forth the names of the members of the current board of directors, their positions, year of initial appointment and date of birth. All members of the board other than Messrs. Foti, Lipparini and Thorley were appointed at the shareholders’ meeting held on May 7, 2002 for a three-year term to expire upon the approval by the shareholders (in the spring of 2005) of our financial statements for fiscal year 2004. Messrs. Foti and Lipparini were appointed as directors at the shareholders’ meeting held on May 6, 2003 to replace Messrs. Piero Ferrari and Carlo Di Biagio (our former managing director), for a term to expire concurrently with the term of our other directors. Mr. Thorley was temporarily appointed by the board of directors in May 2003 to replace Mr. Choi and then appointed as director at the shareholders’ meeting held on May 6, 2004, also for a term to expire concurrently with the term of our other directors.

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

     Federico Minoli has been a director of DMH since September 1996 and chairman of DMH since July 1998. Mr. Minoli has been our managing director since March 2003, a position that he had previously held from April 1997 to July 2000. He holds several other board level positions within the Ducati group, including the position of chairman of Ducati North America. Prior to joining DMH, Mr. Minoli was a partner and vice president of Bain & Co., the international management consulting firm. From 1987 to 1989, Mr. Minoli held a number of senior positions at Benetton S.p.A., the international clothing retailer, including general manager of Benetton for Canada, the United States and Central America. Prior to 1987, Mr. Minoli was a consultant with McKinsey & Co. and served with Playtex International and Procter & Gamble S.p.A. Mr. Minoli is a founding partner of HMD Partners (founded in 2003) and serves on the board of directors of Bally International AG, Mantero Finanziaria S.p.A., Escada AG, Almaweb, Uno A Erre Italia S.p.A. and Gori & Zucchi S.p.A. He was also temporary CEO of Bally International AG from May 2001 to April 2002 and has been Chairman of Unoaerre S.p.A. since November 2000. He is a trustee of the Riders for Health Association and the sole director of Dream Engine S.r.l. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

     David Bonderman is principal, general partner and founder of Texas Pacific Group (TPG), a family of investment funds that invests primarily in restructurings, recapitalizations and buyouts in the United States, Canada and Western Europe. TPG’s affiliates make similar investments in Latin America, East Asia and Eastern Europe. The past and present portfolio of TPG and its principals include: Continental Airlines, America West Airlines, Beringer Wine Estates, J. Crew, Del Monte, Ducati Motor Holding, Globespan Technologies, ON Semiconductor and Seagate Technology. Prior to forming TPG, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) in Fort Worth, Texas. RMBG is the personal investment vehicle of Fort Worth, Texas-based investor, Robert M. Bass. Prior to joining RMBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, DC, where he specialized in corporate, securities, bankruptcy, and antitrust litigation. From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University and from 1968 to 1969, he was Special Assistant to the U. S. Attorney General in the Civil Rights Division. From 1967 to 1968, Mr. Bonderman was Assistant Professor at Tulane University School of Law in New Orleans. Mr. Bonderman graduated Magna Cum Laude from Harvard Law School in 1966. He was a member of the Harvard Law Review and a Sheldon Fellow. He is a 1963 Phi Beta Kappa graduate of the University of Washington in Seattle. Mr. Bonderman also serves on the Boards of the following public companies: ProQuest Company; Co-Star Group, Inc.; Ryanair Holdings, plc; Gemplus International S.A.

     Mauro Benetton has been the Marketing Director of Benetton Group S.p.A. since December 1992. Born in 1962, the eldest son of Luciano Benetton, Mr. Benetton began working for the Benetton Group as a student, first in London and then in Paris. In 1985, he moved to Ponzano, Italy, to begin working at Benetton’s headquarters, where he was in charge of marketing for one of the Benetton’s main lines, Sisley. Mr. Benetton planned and oversaw this brand’s successful re-launch. He left Benetton in June 2003 and in September 2003 he joined Lab Id s.r.l. as retail project manager for the robe di kappa brand.

     Abel G. Halpern is a founding partner of HMD Partners (founded in 2003). Prior to 2003, Mr. Halpern was Co-Head of TPG’s European private equity and investment activities, based in London since 1996. Previously, Mr. Halpern was based in Mexico City, focusing on Latin American investments. Before joining TPG, Mr. Halpern was a management and strategy consultant with Bain & Company, an international strategic consultancy firm. Mr. Halpern received a Masters of Business Administration from Harvard University and a Bachelor of Arts degree, magna cum laude and with distinction, from Yale University. Mr. Halpern also serves on the Board of Directors of Escada AG and Bally International AG.

     Paolo Pietrogrande has been a director of DMH since January 1999. Mr. Pietrogrande is chief executive officer of Nuovi Cantieri Apuania, an Italian shipbuilder specialized in speciality chemical vessels and cruise ferries. He currently is co-director of the executive MBA Almaweb at Bologna University. Prior to his current position at Nuovi Cantieri Apuania, Mr. Pietrogrande was a consultant to Ducati as to the restructuring of our group and was chief executive officer of Enel GreenPower S.p.A. (a subsidiary of Enel S.p.A.) from 1999 to 2003. Prior to joining Enel, Mr. Pietrogrande was the director of business development of GE Power Systems’ European business in Florence, Italy. Before joining General Electric in 1996, Mr. Pietrogrande was a management and strategy consultant with Bain & Co., and prior to that served as deputy director of KTI S.p.A., as vice president of marketing for KTI Group B.V. Eastern Division and as business development manager of KTI Corporation. Mr. Paolo Pietrogrande also serves on the board of Ryanair Holdings, plc and has authored two books on advanced power generation.

     Dante Razzano is principal and senior partner of Invest Industrial S.p.A., a southern European private equity firm managing over € 500 million. Mr. Razzano was head of Italian private equity at Deutsche Morgan Grenfell (1992 to 2003). He was managing director of Citibank NA and CEO of Citicorp’s Italian merchant bank from 1988 to 1992 (Citinvest S.p.A.), and was responsible for southern European M&A for Citicorp, based in New York, in 1987. From 1970 to 1986, he was vice president and group executive of Manufacturers Hanover Trust Co., New York. Mr. Razzano also serves on the board of Permasteelisa S.p.A., an Italian public company.

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

     Giles Thorley is chief executive officer of Punch Taverns Plc. Previously, Mr. Thorley was chief executive officer of the Unique Pub Company Plc, and was an executive officer of Nomura International Plc. Mr. Thorley is a trained barrister, a member of the Bar of England and Wales, of the British Institute of Innkeeping and a Supervisory Board member of the British Beer and Pub Association. He is a trustee of the Rona Trust charitable organization and holds a law degree from the University of London.

     Andrea Lipparini, Ph.D., is a Full Professor of Strategy at the Università Cattolica in Milan. He is the founder and director of Knowledge Lab S.r.l. and also serves on the board of Air Dolomiti S.p.A. Professor Lipparini has published approximately 100 articles and six books in the area of competitive business management and business strategy. Professor Lipparini is also a training and management development consultant to various industrial companies, including Ferrari, Maserati, Volkswagen and Eni.

     Alessandro Foti is the CEO of Fin-Eco Bank S.p.A., and general manager of Fineco S.p.A., two companies of the Capitalia Group. He is a member of the Board of Investment of Fin-Eco Investimenti SGR S.p.A., a member of the supervisory board of directors of Entrium Direct Bankers, and serves on the board of Assosim (the Association of Italian securities investment firms) and Netscalibur S.p.A. Previously, Mr. Foti held various financial positions at Montedison S.p.A. and IBM S.p.A. in Milan. He holds a Business Administration degree from Bocconi University in Milan.

Board Committees

     Our board of directors established an executive committee in 1999 that is authorized to resolve on all matters that may be decided by our board other than on those that may not be delegated by the board pursuant to Italian law, such as the preparation of the financial statements and increases of the share capital pursuant to delegations from shareholders. Meetings of the executive committee may be called by any member in accordance with the rules applicable to the board of directors. Resolutions of the committee must be adopted by the vote of a majority of its members. The current members of the executive committee — Messrs. Minoli, Halpern, Razzano and Seragnoli — were appointed on May 9, 2002 for a term to expire concurrently with the term of their membership on the board, in the spring of 2005.

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

     To comply with the code of corporate governance issued by Borsa Italiana S.p.A., our board of directors also established an internal control committee, which is mainly responsible for assessing the adequacy of the internal control system through an evaluation of work programs and reports prepared by those responsible for internal control, and for relations with external auditors. The internal control committee reports to the board of directors about the work performed and the adequacy of the internal control system at least every six months, at the time of approving the annual financial statement and the semi-annual report. Of the three current members of the internal control committee, Messrs. Weiss and Pietrogrande were appointed on May 9, 2002, and Mr. Foti was appointed on March 5, 2003 in substitution of Mr. Ferrari. Their term expires concurrently with the term of their membership on the board.

     See “Item 10. Additional Information—By-laws—Board of Directors”.

Senior Management

     The following table sets forth the names of our senior officers who are not also directors, their respective positions, the year they were appointed to such positions and their date of birth.

		Year First
		Appointed to Board
Name	Position	of Directors	Date of birth
Gianluigi Mengoli	Manager, Research and Development	1994	1948
Danilo Bernardini	Manager, Personnel and Human Resources	1995	1948
David Gross	Crseative Director	2003	1966
Claudio Domenicali	Managing Director of Ducati Corse	1999	1967
Gianfranco Giorgini	Manager, Operations	1999	1953
Enrico D’Onofrio	Manager, Finance	2000	1957
Cristiano Silei	Manager, Strategic Planning and Product Development	2003	1968
Mirko Bordiga	Manager, Sales	2003	1968

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

     David Gross was appointed as creative director in 2003, responsible for overseeing Ducati’s activities related to branding, image, alliances, licensing, communications and marketing, after having been our manager of strategic planning from April 1997. From 2001 to 2003, Mr. Gross was has also responsible for the development of new motorcycle projects, including the Multistrada 1000DS and MH900e. Prior to joining us, Mr. Gross was a corporate finance lawyer with Simpson Thacher & Bartlett in New York from 1993 to 1997. Mr. Gross also has over a decade’s experience as a financial journalist with Time Magazine and other publications. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

     Gianfranco Giorgini has been the manager of operations since May 1999. Among other things, Mr. Giorgini is responsible for purchasing, warehousing, production planning and distribution. Prior to joining us, Mr. Giorgini held a variety of positions in a 25 year career with Lombardini Motori S.p.A., including serving as logistics manager from 1992 to 1997.

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

     Cristiano Silei joined DMH as commercial director in April 1997. Since joining DMH, Mr. Silei has been responsible for the development of our strategic plan, the reorganization of our commercial department, general management of our North American subsidiary, evaluation of acquisition opportunities and the start up of Ducati.com. Prior to joining Ducati, Mr. Silei was at the Paris and Milan offices of the Bain & Co. management consulting firm, where he specialized in business restructuring. Mr. Silei also worked at the Rome office of Andersen Consulting in the area of business process reengineering. Born in Siena on September 24, 1968, Mr. Silei holds a degree in business administration from the Bocconi University in Milan.

     Mirko Bordiga has been the manager in charge of sales since March 2003. He has been general manager of our subsidiary Ducati Japan since 1999, prior to which he was the area manager for Ducati for the Asia-Pacific area.

Statutory Auditors

     The following table sets forth the names of the three members of our current board of statutory auditors and the two alternate statutory auditors, their respective positions, the year of their appointment and date of birth. The current board of statutory auditors was elected for a three-year term on May 6, 2004. All of our statutory auditors and Mr. Gianluca Nanni Costa were first appointed in 1998. Mr. Salvatore Lantino was first appointed in 2004.

Name	Position	Year Appointed	Born
Matteo Tamburini	Chairman	1998	1958
Italo Giorgio Minguzzi	Member	1998	1945
Francesco Serantoni	Member	1998	1941
Gianluca Nanni-Costa	Alternate	1998	1959
Salvatore Lantino	Alternate	2004	1959

     During 2003, our statutory auditors received in the aggregate € 124,000 in compensation for their services as statutory auditors to DMH and its Italian subsidiaries.

Compensation of Directors and Senior Management

     Starting from the year 2002, each of our directors is entitled to an annual compensation in return for his services as director equal to € 15,000. Mr. Minoli waived his rights to this compensation for his current term as director. Directors are also entitled to reimbursement of expenses incurred in connection with the performance of their functions.

     Mr. Minoli received cash compensation of approximately € 1.2 million in 2003 as chairman and managing director of DMH and chairman of Ducati North America. The amount includes bonuses paid to Mr. Minoli under the Retention Plan described below. For the year 2004, Mr. Minoli is entitled to receive $ 400,000 in annual base compensation for his services as chairman of Ducati North America and € 250,000 in annual base compensation as managing director of DMH.

     Mr. Di Biagio, who held several board level positions at DMH and with certain of our subsidiaries, resigned from all board positions and as our managing director effective March 5, 2003, and as manager in charge of investor relations of DMH effective March 31, 2003. Pursuant to the termination agreement that we have entered into with Mr. Di Biagio in connection with his resignation as managing director, Mr. Di Biagio retains all of the share option rights (whether or not yet vested) attributed to him through the date of his resignation; these option rights will continue to be subject to applicable provisions of the 1997 Stock Option Plan and the 1999 Stock Option Plan. See “Item 10. Additional Information—Share Option Plans”. Mr. Di Biagio did not receive any severance payments in connection with his termination as managing director. See “—Employees” for further information on the cost of Mr. Di Biagio’s resignation as manager in charge of investor relations of DMH, including reference to his severance package.

     Mr. Pietrogrande received an overall amount of € 289,725 in 2003 and € 135,150 in 2004 for consulting services rendered to DMH (relating to the management of human resources, suppliers and group organizational issues as part of our cost reduction program).

     On February 11, 2002, the compensation committee extended for the years 2002, 2003 and 2004 a retention plan (with certain amendments) already in effect for the years 1999, 2000 and 2001 (the

“Retention Plan”). The beneficiaries of the Retention Plan are Mr. Minoli and up to four additional senior officers of Ducati designated by the managing director. Mr. Di Biagio was also a beneficiary of the Retention Plan until his resignation as managing director of DMH. Under the Retention Plan, the beneficiaries are entitled to an extraordinary bonus ranging from 0% to 300% of their base salary, determined based on the annual percentage increase in certain measures of our financial performance. Bonuses under the Retention Plan vest on the date of approval of the consolidated financial statements for the year of reference and are payable in one lump sum within twelve months of such vesting, provided that the beneficiaries are our employees on the payment date. In case of termination by us of a beneficiary’s employment for reasons other than just cause (giusta causa or giustificato motivo soggettivo), unvested bonuses are terminated but we are obligated to pay each such senior officer three times the amount of the vested bonus.

     Extraordinary bonuses under the Retention Plan for earnings recorded in 2001 were paid in 2003 as follows: $ 400,000 and € 511,000 to Messrs. Minoli and Di Biagio in their capacities as Chairman and managing director, respectively, and $ 200,000 and € 115,300 to two other senior officers of Ducati. On the basis of Ducati’s 2002 and 2003 results, no extraordinary bonuses have vested for those years under the Retention Plan.

     In addition, Mr. Minoli was granted 500,000 share option rights during 2004 in connection with our 1999 Stock Option Plan. None of our other directors are beneficiaries under our 1999 Stock Option Plan.

     Our board of directors has approved an end-of-term payment obligation of US$ 1.2 million for Federico Minoli, which will be payable if he is removed or is not re-appointed as our managing director for reasons other than just cause before his sixtieth birthday in 2009. Subsequent to Mr. Di Biagio’s resignation as managing director, Mr. Di Biagio was not entitled to any special termination payment.

     During the year ended December 31, 2003, the aggregate compensation paid to the senior officers listed above, exclusive of compensation to Messrs. Minoli and Di Biagio and our other directors, was approximately € 1.4 million. This aggregate compensation includes discretionary performance-based bonuses granted to our senior officers in 2003 and does not include an additional € 42,998 of compensation in the form of mandatory leaving entitlements which our employees are entitled under Italian law (under Italian law, an employee is entitled to an end-of-employment payment which is accrued each year based on such employee’s annual salary).

     At December 31, 2003, we had a reserve for pensions and similar obligations for our directors and members of senior management, amounting to € 171,900.

     Pursuant to our management bonus plan, each of our managers, including the senior officers listed above, is entitled to an annual bonus if certain conditions are satisfied relating to our financial performance and such beneficiary’s individual performance. On the basis of Ducati’s 2003 results, our managers are not entitled to any bonuses under the management bonus plan for that year.

     In addition, Ducati senior officers, including those listed above received in the aggregate 920,000 share option rights during 2004 under our 1999 Stock Option Plan. See “Item 10. Additional Information—Share Option Plans”.

     At May 6, 2004, Messrs. Minoli and Seragnoli owned 225,000 and 7,815,692, of our outstanding shares, respectively. None of our other directors or senior officers listed above own more than 1% of our share capital. See “Item 10. Additional Information—Share Option Plans” for a description of our share option plans.

     Beneficial ownership of our shares held by TPG Acquisition may be attributed to David Bonderman, who disclaims beneficial ownership of such shares. See “Item 7. Major Shareholders and Related Party Transactions”.

Employees

     As of December 31, 2003, we employed 1,162 persons worldwide (of which 1,038 were employed in Italy, 31 in the United States, 18 in the United Kingdom, 18 in France, 21 Germany, 19 in Japan and 7 in the Netherlands), as compared to 1,212 at December 31, 2002 and 1,144 at December 31, 2001. In 2003, we employed no temporary employees. Of our employees, 939 were employed by DMH, of whom 568 were employed in operations and the remainder in research and development, sales, marketing and central functions. Our employees outside Bologna are engaged primarily in sales and marketing. At December 31, 2003, our employees included 60 managers worldwide, as compared to 58 and 49 at December 31, 2002 and 2001, respectively. We believe that our relations with our employees are good.

     Under Italian law, employees are entitled to amounts based on salary and years of service upon leaving their employment. We had a liability for such termination indemnities of € 8.3 million at December 31, 2003. See Note 15 to the audited consolidated financial statements. Under Italian law, we make social security and national healthcare contributions for our employees to the Italian government, which provides pension and healthcare insurance benefits.

     Employees in Italy are subject to national and company-specific collective bargaining agreements. National agreements are negotiated collectively between the national associations of companies within a given industry and the respective national unions. National agreements provide a basic framework on working conditions, including, among other things, pay, security and other provisions. Our employees in Italy are principally subject to the National Metalworkers and Installers collective bargaining agreement, which was renewed in May 2003 and expires in December 2006 (except for its economic aspects, which expire in December 2004 and need to be re-negotiated thereafter to be coterminous with the overall agreement).

     Company-specific agreements are negotiated between individual companies and union representatives. These agreements address issues of special importance to the relevant company and may supplement the basic provisions of the national framework contract. Our company-specific agreement was signed in December 2003 and will expire in December 2007. The terms of this agreement provide for, among other things, covered employees to be paid an annual performance bonus based on collective productivity, profitability and quality targets.

     We have not experienced any significant work stoppages due to strikes since 1996.

     To improve our efficiency, at board meetings held on March 5, 2003 and on April 8, 2003, we approved a reorganization plan that provided, among other things, for the termination by mutual agreement of a number of our employees in exchange for severance payments. These terminations took place during 2003 and included the termination by mutual agreement of Mr. Di Biagio’s employment contract with DMH as manager in charge of investor relations, effective March 31, 2003.

     The total cost to us in 2003 of the severance incentives contemplated under the above plan amounted to approximately € 4.0 million, of which € 3.6 million related to DMH and € 2.2 million related to costs associated with the termination of Mr. Di Biagio’s employment contract (including compensation for consultancy and non-competition agreements). The total cost was recorded as a non-operating expense for 2003 in accordance with Italian Accounting Standard No. 19 (which provides for recognition in the year in which the decision to implement a reorganization plan is taken).

     We have approved an employee stock ownership plan (ESOP). For more information about this plan, see “Item 10. Additional Information—Employee Stock Ownership Plan”.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     The following table sets forth information regarding the beneficial ownership of our shares as of the shareholders’ meeting held on May 6, 2004 (the last date on which accurate shareholder data is available to us) by each shareholder known by us to be the beneficial owner of more than 2.0% of our shares. These shareholders do not hold any different voting rights from those held by other ordinary shareholders.

	Number of	Percent of
Name of Shareholder	Shares Owned	Shares Owned
TPG Motorcycle Acquisition, L.P	52,657,750	33.22%
Harris Associates, L.P.	11,999,776	7.57%
Giorgio Seragnoli	7,815,692	4.93%

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

     As of May 6, 2004, Harris Associates, L.P. owned 7.57% of our share capital, a 2.6% increase as compared with its holdings as of May 6, 2003.

     As of May 6, 2004, 158,500,963 shares were outstanding. As of May 6, 2004, there were 142,377 ADS (equivalent to 1,423,770 shares) held by 463 record holders in the United States. Since May 6, 2004, an additional 325,444 shares were issued pursuant to the exercise of options under our 1997 Stock Option Plan. See “Item 10. Additional Information — Share Option Plans”.

     Because brokers or other nominees held certain shares and ADSs, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or wherever the direct beneficial owners of such shares are resident.

Related Party Transactions

     No member of the board of directors or board of statutory auditors and no senior officer (including close members of any such person’s families) nor any enterprise over which any such person is able to exercise a significant influence has had any interest in any transactions that are or were unusual in their nature or conditions or are or were material to us, and that were either effected since December 31, 2002 or that were effected during an earlier period and remain outstanding or unperformed in any respect. We have not provided any loans or guarantees to or for the benefit of any such person since December 31, 2002 and none remain outstanding or unperformed.

     Following is a brief description of various contractual relationships with associates and members of our board of directors (see also “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Senior Management”):

     In 2003, we paid an aggregate of € 392,000 to Dream Engine S.r.l. to organize the following Ducati-sponsored events (as well as € 50,000 for direct expenses related to the same two events): the Motogiro d’Italia, a promotional tour of vintage motorbikes that took place in July 2003 (for consideration of € 207,000), the Centopassi, a five-day amateur motorcycle competition that was held in August 2003 in northern Italy (for consideration of € 135,000). Mr. Minoli, our chairman and managing director, is the sole director of Dream Engine. Messrs. Minoli and Gross together indirectly beneficially own 99.9% of the quotas of Dream Engine. In 2004, we agreed to pay an aggregate of € 465,865 to Dream Engine S.r.l. to organize the 2004 Motogiro d’Italia (for consideration of € 150,000), the 2004 Centopassi (for consideration of € 135,000), and the 2004 World Ducati Weekend (for consideration of € 180,865).

     In 2003 and 2004, we paid Mr. Pietrogrande € 289,725 and € 135,150, respectively, in compensation for consulting services. In 2003, we also entered into a commercial services agreement with Contemporanea Progetti S.r.l., pursuant to which Contemporanea Progetti S.r.l. developed architectural projects relating to the Ducati Museum and other parts of our factory for a total consideration of € 17,000. A relative of Paolo Pietrogrande’s holds a 30% interest in Contemporanea Progretti S.r.l.

     On November 5, 2003, our Board of Directors approved our entering into a consulting relationship with Knowledge Lab S.r.l. (in which Andrea Lipparini holds a 22.5% interest) for the training of personnel. We paid to Knowledge Lab S.r.l. consideration equal to Euro 1,800 for the services rendered in 2003.

     On April 14, 2004, we formed Ducati Retail S.r.l. a majority owned subsidiary (99.0% held by DMH and 1.0% held by Enrico D’Onofrio, our manager of finance). Ducati Retail S.r.l. will make retail sales of Ducati products at Ducati-owned stores in areas not covered by our current dealerships (e.g., the sale of motorcycles used by journalists or shown at fairs and exhibitions, or the sale of merchandising at airports).

     On May 6, 2004, we formed Ducati Consulting S.r.l. to provide consulting and logistics services to all of the Ducati Group companies as well as to our suppliers and other manufacturers. Ducati Consulting S.r.l. is 85% held by DMH, with the remaining interests held by Messrs. Contino (5.0%), Pellerey (5.0%) and Lipparini (5.0%). Until June 30, 2004, Mr. Contino was responsible for procurement in DMH, and Mr. Pellerey was responsible for a program to improve the efficiency of our plant. Beginning July 2004, Messrs. Contino and Pellerey will be managers of Ducati Consulting S.r.l.. Mr. Lipparini is a director on the board of DMH.

     DMH has commercial relationships with other companies of the Ducati Group that handle product sales in specific countries (i.e., the U.S., Germany, France, Japan, Netherlands and the UK). These relationships include sales by DMH of motorcycles and related products that it produces to these companies (at prices reflecting the local market and competitive environment in the countries in which the purchasing companies operate) as well as after sales services (mainly warranties) carried out by those companies on DMH’s behalf. Trade receivable and payable balances for those sales and other services in the amount of approximately € 97,800 and € 19,000, respectively, existed as of March 31, 2004 between our subsidiaries and DMH.

     Financially, these companies operate independently, although some benefit from particular forms of centralized financing or loans granted by DMH, mostly in certain stages of growth (i.e., start-up) or during difficult market conditions. The other subsidiaries involved in distribution self-finance their operations out of profits, and, if they need additional financing, by factoring their trade receivables without recourse.

     At December 31, 2003, the only significant debt payable that DMH owed to any of its subsidiaries was to Ducati Corse S.r.l. in the amount of approximately € 7.4 million for Ducati Corse’s yet-to-be-paid-in share capital.

     Ducati Corse was set up so that all aspects related to the racing division, including R&D, could be handled separately from the production and sales side of the business, which is handled by DMH. In particular, DMH and Ducati Corse entered into the following agreements:

•	Right to use and manage DMH’s racing business as a going concern (affitto di ramo di azienda);

•	Sponsorship agreement pursuant to which DMH sponsors Ducati Corse’s racing activities; and

•	R&D agreement pursuant to which Ducati Corse agreed to carry out R&D for DMH for sporting activities related to the Moto GP and Superbike Championships, management of a number of private teams in the Superbike Championship, and motorcycle production.

     DMH and its subsidiary Ducati.Com S.r.l. are tied by a service agreement for advertising and commercial and data collection services to be carried out by Ducati.Com on behalf of DMH on the www.ducati.com website.

Item 8. Financial Information

Consolidated Financial Statements

     Please refer to “Item 18. Financial Statements” of this annual report.

Other Financial Information

Export Sales

     Export sales from Italy were approximately € 275.3 million in 2003, as compared with € 306.4 million in 2002, and represented 70.9% of our net sales in 2003 (and 74.2% in 2002).

Legal Proceedings

     We are party to various claims and legal actions arising in the ordinary course of business. We do not believe that any litigation to which we are a party is likely, individually or in the aggregate, to have a materially adverse effect on our business, financial condition or results of operations.

     We are engaged in litigation with our former distributor in Belgium in connection with our decision not to renew our distributorship agreement and an alleged failure by our predecessor to deliver motorcycles in 1996. On September 14, 1998, the Commercial Court of Liege found in favor of the distributor and awarded provisional damages of approximately BEF 54 million (including interest) (approximately € 1.3 million). On September 21, 1998, we appealed this decision. Notwithstanding our appeal, on February 24, 1999, the former distributor enforced the prior judgment by selling an inventory of Ducati motorcycles which it had previously attached in Belgium. The proceeds of the sale were BEF 27,835,078 (approximately € 690,013). On May 27, 1999, the Court of Appeal of Liege found that Belgian courts lacked jurisdiction over the case and set aside the prior judgment. The former distributor was adjudicated bankrupt on October 14, 1999. Bankruptcy trustees of the former distributor appealed the May 27, 1999 judgment before the Supreme Court of Belgium, which rejected the appeal on June 21, 2001. We have taken various steps to recover the proceeds of the sale. However, given the existence of secured creditors of the former distributor’s bankruptcy estate, we are unlikely to be successful in our efforts to recover these proceeds. On August 4, 2000, the trustee also sought payment for the alleged value (BEF 13.7 million, or approximately € 340,000) of spare parts that were part of the distributor’s inventory at the time of termination on the assumption that we had an obligation to buy back these spare parts. We have denied responsibility for this payment. Our provision for this litigation at December 31, 2003 was € 23,000.

     We are also involved in litigation with a former chief executive officer, Mr. Ernesto Vettore, of the predecessor company of Ducati North America Inc. in connection with the termination of his employment. Mr. Vettore’s claim is for an amount of approximately € 400,000 and remains pending before the Federal District Court of New Jersey. Until May 21, 2003, a parallel litigation with Mr. Vettore, based essentially on the same facts as the New Jersey proceedings, was pending in Italy before the Court of Varese. On that date, the Italian proceedings were settled among the parties at no charge to us. Our provision for this litigation at December 31, 2003 was € 143,000.

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

     In 2001, Michael Hailwood’s widow, individually and in her capacity as beneficiary of his estate, filed a claim before the Federal District Court of New Jersey against us and Ducati North America Inc. alleging trademark infringement, violation of a purported right of publicity and other claims with regard to the sale of MH900e motorcycle. These claims were all settled on April 2003 for a value equal approximately to €375,000 in favor of Michael Hailwood’s widow. Such amount was taken from our total provision for that litigation, which was approximately € 507,000 as of December 31, 2002.

Dividend Policy

     DMH has not paid any cash dividends on its shares since its formation in 1996. The payment by us of any annual dividend must be proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5.0% of such net income must be allocated to our legal reserve until such reserve is at least equal to one-fifth of the value of our issued share capital. If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or its stated amount is reduced by the amount of such losses. The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

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

Significant Changes

     At our May 6, 2004 meeting, our shareholders approved (i) the merger of our subsidiary Ducati.Com into DMH, which will be completed in the fourth quarter of 2004 (see “Item 4. Information on the Company—Organizational Structure”); (ii) amendments to our By-laws in response to the 2004 Italian corporate law reform (see “Item 10. Additional Information—By-laws”); (iii) a buy back plan regarding the repurchase on the Telematico of up to 15,556,800 of our shares and the conversion of our restatement reserve of approximately € 22.03 million created in connection with the restatement to market value of our trademark from non-distributable to freely distributable (see “Item 10. Additional Information—Buy Back Plan); and (iv) a capital increase of up to 1,585,000 shares in connection with the share option rights that we have granted in 2004 to beneficiaries who are employees of the Ducati group under the 1999 Stock Option Plan (see “Item 10. Additional Information—Share Option Plans”).

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

	Mercato Telematico		New York Stock Exchange
	Azionario Price per Share		Price per ADS
	High	Low	High	Low
	(in euro)		(in U.S. dollars)
1999 (from March 24, 1999)	3.098	2.528	33.0625	25.1875
2000	3.200	1.938	30.75	17.6875
2001	2.222	1.091	20.50	10.30
2002	2.031	1.396	20.50	13.65
2003	1.799	1.103	18.70	12.15
First Quarter 2002	1.902	1.697	16.70	14.80
Second Quarter 2002	2.031	1.537	18.69	15.10
Third Quarter 2002	1.841	1.498	17.65	15.00
Fourth Quarter 2002	2.004	1.396	20.50	13.65
First Quarter 2003	1.799	1.103	18.70	12.15
Second Quarter 2003	1.485	1.114	16.75	12.15
Third Quarter 2003	1.547	1.286	17.60	14.60
Fourth Quarter 2003	1.483	1.349	17.40	16.10
First Quarter 2004	1.407	1.276	17.55	15.85
December 2003	1.407	1.349	17.15	16.50
January 2004	1.380	1.286	17.55	16.10
February 2004	1.337	1.276	16.80	15.85
March 2004	1.407	1.300	17.45	15.85
April 2004	1.359	1.300	16.50	15.55
May 2004	1.307	1.163	15.51	14.40

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

Item 10. Additional Information

Share Option Plans

     In 1997, we established a share option plan for our then managing director and certain senior officers and independent consultants (the “1997 Stock Option Plan”), pursuant to which options to purchase 8,148,148 shares at an exercise price of euro 0.723 per share were granted during the year ended December 31, 1997. All of these options vested as of December 31, 2001 and expire on August 4, 2007. As of June 28, 2004, 109,592 options had been cancelled. Twenty percent of the remaining vested options became exercisable upon TPG Acquisition’s disposition of a portion of its shares in our March 1999 initial public offering, of which options to purchase 962,963, 309,000 and 229,000 shares were exercised by participants in 1999, 2000 and 2001, respectively. The other 80% of such vested options, equal to options to purchase 6,537,593 shares, became exercisable on May 6, 2004. Of these, 325,444 were exercised in June 2004. Once vested and exercisable, options may only be exercised during a 30-day period following the date of the shareholder approval of our Italian GAAP financial statements.

Options are forfeited if the beneficiary is terminated for cause. As of June 28, 2004, options to purchase 6,212,149 shares remained exercisable.

     In September 1999, our board of directors also approved a stock option/stock appreciation rights plan (the “1999 Stock Option Plan”) for certain of our executive directors, officers and independent consultants that are designated to participate in the plan by the compensation committee of the board of directors. On March 11, 2004, our board amended the 1999 Stock Option Plan to include expressly high-level employees of companies of the Ducati Group as covered by the plan. Under this plan, the board of directors may grant options or stock appreciation rights (each such option or right, a “Right”) in any year in respect of not more than 2.0% of our outstanding share capital. Beginning in 2002, Rights may be granted under the plan upon approval by the board of directors of our Italian GAAP preliminary consolidated income statement and balance sheet for the prior fiscal year (which approval typically occurs by February 15 of each year) and expire seven years after the date of grant. Until 2001, Rights under the plan were granted following approval by the board of directors of our Italian GAAP consolidated financial statements for the prior fiscal year (which approval typically occurs in March of each year). Rights vest in three equal annual installments (or as otherwise determined by the board of directors) starting on December 31 of the year following the year of grant, but are forfeited, whether or not vested, if the employee is terminated for cause. Upon exercise, our obligation in respect of the Rights may be satisfied in shares or, if the Shares are no longer listed on the Telematico or the issuance of new shares or the buy back of existing shares have not been approved, in cash (calculated with reference to the market value of the shares at the time of exercise). To exercise their Rights, the participants must pay us a strike price that is the greater of (i) our consolidated per share net worth at the time of exercise and (ii) the value of the shares on the grant date as determined in accordance with the tax provisions in force on such grant date (currently the average official price for the shares in the month preceding the grant date). Based on the criterion described under (ii) above, the strike price would be € 2.88 per share, € 2.81 per share, € 1.99 per share, € 1.80 per share and € 1.317 per share for Rights granted in 1999, 2000, 2001, 2002 and 2004, respectively. Other than in the event of death or disability of a beneficiary, once vested, rights granted prior to 2002 may only be exercised during a 30-day period following the approval by the board of directors of our Italian GAAP consolidated financial statements for the prior fiscal year, and rights granted beginning in 2002 may only be exercised during a 30-day period following the approval by the board of directors of our Italian GAAP preliminary consolidated income statement and balance sheet for the prior fiscal year.

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

     Our board did not authorize any grant of options in relation to 2003. On March 11, 2004, our board approved the grant of 3,170,000 Rights for the year 2004 (of which 500,000 were granted to Mr. Minoli and 2,670,000 to 65 additional beneficiaries selected by our compensation committee).

     Rights granted in 1999 through 2004 vest in three annual installments beginning on December 31 of the year following the year of grant, as follows: 50% in the first year and 25% in each of the two subsequent years. As of June 28, 2004, a total of 2,099,388 Rights granted under the 1999 Stock Option plan had been cancelled, and a total of 14,514,130 Rights, whether or not vested, remained exercisable subject to the conditions set forth above.

     On May 2, 2000, our shareholders’ meeting approved a capital increase of up to 12 million shares in connection with the Rights that we have granted from 1999 to 2002 under the 1999 Stock Option Plan.

     On May 6, 2004, our shareholders’ meeting approved a capital increase of up to 1,585,000 shares in connection with the Rights that we have granted in 2004 to beneficiaries who are employees of the Ducati Group.

Buy Back Plan

     At a May 6, 2004 meeting, our shareholders approved a plan (the “Buy Back Plan”) pursuant to which, at the direction of our managing director, duly empowered by our board of directors, we may:

•	repurchase on the Telematico up to 15,556,800 of our shares (representing approximately 9.8% of our then issued and paid-in share capital);

•	retain such shares as treasury shares;

•	transfer such shares either to beneficiaries of the Employee Stock Ownership Plan (See “—Employee Stock Ownership Plan”) and the 1999 Stock Option Plan as required thereunder; or

•	dispose, subject to applicable law, of such shares on the Telematico to maintain liquidity of our shares on such stock exchange.

     At an extraordinary meeting held on May 6, 2004, our shareholders approved the conversion of our revaluation reserve of € 22.027 million (net of the applicable 19% substitute tax) created in connection with the restatement to market value of our trademark pursuant to Article 10, paragraph 1, of Law No. 342 of 2000 as amended by Article 2, paragraph 25, of Law No. 350 of 2003 (the “Revaluation Reserve”) from non-distributable to freely distributable. Our shareholders approved the conversion of the Revaluation Reserve into a freely distributable reserve to enable us to use such reserve to implement the Buy Back Plan (under applicable Italian law, buy back plans can only be funded from profits available for dividends or out of distributable reserves as appearing on our latest duly approved unconsolidated financial statements). Use of this reserve to implement the Buy Back Plan, however, is conditional upon the expiration of the 90 day period following the filing of the May 6, 2004 shareholders’ resolution with the Companies’ Registry, during which time our creditors may file an opposition to the conversion as permitted by Italian law.

     Under the Buy Back Plan, we may repurchase these shares in one or more transactions over an 18-month period from May 6, 2004 at a per share purchase price of not more than 10% above or below the market price for the shares on the Telematico on the day prior to any purchase. There is no time-limit under the Buy Back Plan in respect of the disposal of any shares repurchased before the end of this 18-month period. Repurchases and disposals of our shares under the Buy Back Plan shall be carried out in accordance with applicable Italian law relating to buy back plans in Italy, as more fully described in "—By-laws—Purchase by Us of Our Own Shares”, as well as certain conditions relating to the ESOP and the 1999 Stock Option Plan as more fully described in "—Share Option Plans”.

     As of June 28, 2004, we owned 1,521,378 of our shares, of which 293,235 shares were repurchased pursuant to our buy back plan expiring November 2003, and 1,228,143 shares were repurchased pursuant to our buy back plan expiring November 2005.

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

     To satisfy purchases of shares made under the ESOP, we will instruct a broker appointed by us to purchase on the Telematico on our behalf the number of shares equal to the total euro amount so requested for purchase by employees under the ESOP. On the same day of such purchase, we assign the shares to employees upon payment of the purchase price minus a discount (funded by us) of one-third of such purchase price. To be able to purchase our shares for delivery to the employees under the ESOP, we must obtain authorization by our shareholders of a buy back plan pursuant to which we may repurchase shares for purposes of the ESOP. On May 6, 2004, the shareholders authorized us to purchase up to 15,556,800 shares on the Telematico within the subsequent 18 months, including to deliver shares to employees under the ESOP. See “—Buy Back Plan”. Shares are purchased at current market prices within 20 days of receiving an employee’s request, provided that such prices are not more than 10.0% above or below the market price of the shares on the Telematico on the day prior to such purchase. Only shares purchased as described above are used to satisfy purchases of shares under the ESOP. The shares purchased by the employees under the ESOP may not be transferred for a period of three years; as a result, under Italian tax law, the discount we offer under the ESOP is not considered taxable income for the employees.

     Pursuant to the provisions applicable to share buy back plans, we may not purchase our shares, including for delivery under the ESOP, unless, among other things, the amount of distributable or available reserves in our unconsolidated financial statements as approved for the prior year (after any distribution of dividends or repurchase of our shares for purposes other than as related to the ESOP that we may decide to make) is equal to or greater than the aggregate euro amount that represents all shares that ESOP beneficiaries would be entitled to purchase. If the amount of distributable and available reserves is less than such aggregate euro amount, we may, at our discretion, implement the ESOP at a per-beneficiary subscription limit that is less than € 3,000.

     The ESOP was not implemented in 2003 and, as of the date of this annual report, has not been implemented for 2004. As of June 28, 2004, 1,024 employees would be eligible to participate in the ESOP had it been implemented as of such date.

By-Laws

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

     Italian companies whose shares are listed on a regulated market of the European Union are principally governed by two sets of rules — the Italian Civil Code (applicable to all Italian companies), and the Unified Financial Act (Testo Unico dell’Intermediazione Finanziaria, or TUF) of February 24, 1998 and implementing regulations thereof (applicable to listed companies). In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian Civil Code, which came into force on January 1, 2004. In February 2004, the Italian government amended the TUF to coordinate it with the new corporate law provisions of the Italian Civil Code. The amendments to the Italian Civil Code and to the TUF constitute the so-called 2004 corporate law reform. On May 6, 2004 our shareholders approved a number of amendments to our By-laws dictated or made possible by the 2004 corporate law reform. The following summary takes into account the 2004 corporate law reform and the consequent amendments to our By-laws.

General

     Our issued share capital consists of 158,826,407 shares with no par value. All of the issued shares are fully paid, non-assessable and in registered form.

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

     At a meeting on September 7, 1998, our shareholders authorized the issuance of up to 8,148,148 shares which are reserved for distribution to beneficiaries of the 1997 Stock Option Plan. As of June 28, 2004, 1,826,407 shares had been issued upon exercise of options by beneficiaries under the 1997 Stock Option Plan and options to purchase 6,212,149 shares remained exercisable. See also “—Share Option Plans”.

     At a meeting on May 2, 2000, our shareholders authorized the issuance of up to 12 million shares, not subject to pre-emptive rights, in connection with the granting of Rights in the years 1999 through 2002 to beneficiaries of the 1999 Stock Option Plan. At a meeting on May 6, 2004, our shareholders authorized the issuance of up to 1,585,000 shares, not subject to preemptive rights, in connection with the Rights that we have granted in 2004 to beneficiaries of the 1999 Stock Option Plan who are employees of the Ducati Group. As of June 28, 2004, no shares had been issued for implementation of the 1999 Stock Option Plan. See also “—Share Option Plans”.

Form and Transfer of Shares

     Pursuant to the TUF, Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and implementing Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”) of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange or “CONSOB”), since January 1, 1999 it is no longer possible for a shareholder to obtain the physical delivery of share certificates representing shares of Italian listed companies. Shares of Italian listed companies are no longer represented by paper certificates and the transfer and exchange of shares takes place exclusively through an electronic book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:

•	an Italian or EU bank;

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	a Società di Intermediazione Mobiliare, or SIM;

•	an EU investment company;

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company which has issued the shares;

•	the controlling shareholder of the company which has issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69 (2) and 70 of the TUF;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993;

•	the Italian Post Office (Poste Italiane S.p.A.);

•	Cassa Depositi e Prestiti società per azioni (a state-owned company mainly responsible for extending loans to public administration bodies);

•	The Italian Ministry of Economics and Finance; and

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.

     The Intermediary in turn deposits the shares with Monte Titoli or with another company authorized by CONSOB to operate a centralized clearing system.

     To transfer shares under the system introduced by Decree No. 213, the owners of shares are required to give instructions to their Intermediaries. If the transferee is a client of the transferor’s Intermediary, the Intermediary simply transfers the shares from the transferor’s account to the account of the transferee. If, however, the transferee is a client of another Intermediary, the transferor’s Intermediary instructs the company operating a centralized clearing system to transfer the shares to the account of the transferee’s Intermediary, which then registers the shares on the transferee’s account.

     Each Intermediary maintains a custody account for each of its clients setting out the financial instruments of such client and keeps a record of all transfers, payment of dividends, exercise of rights attributable to such instruments, charges or other encumbrances on the instruments. The account holder or any other eligible party (for example, in the case of a charge over the financial instrument, the chargee) may submit a request to the Intermediary for the issue of a certified statement of account. The request must indicate the quantity of the financial instruments in respect of which the statement is requested, the rights which the applicant intends to exercise and the duration in respect of which the certificate’s validity is required. Within three business days from the receipt of such request, the Intermediary shall issue a certified statement of account which constitutes evidence of the account holder’s ownership of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not effect any transfer of the corresponding securities until the certificate loses its validity or is returned.

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

Dividend Rights

     The payment by us of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5.0% of such net income must be allocated to our legal reserve until such reserve is at least equal to one-fifth of the value of our issued share capital. If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

     Dividends are payable to those persons who hold the shares through an Intermediary on the dividend payment date declared by the shareholders’ meeting. Dividends not collected within five years from the dividend payment date are forfeited to our benefit. Payments in respect of dividends are distributed through Monte Titoli on behalf of each shareholder by the Intermediary with which the shareholder has deposited its shares. Holders of ADSs are entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as ADR depositary, in accordance with the deposit agreement relating to the ADRs. See “Item 8. Financial Information—Dividend Policy”.

Voting Rights

     Shareholders are entitled to one vote per share, although a slate voting system applies in case of appointment of members of the board of statutory auditors. See “—Statutory Auditors”.

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

Board of Directors

     Pursuant to our By-laws, our board of directors must consist of five to fifteen individuals. The board of directors is elected at a shareholders’ meeting for up to three fiscal years, as determined by the shareholders from time to time. The directors, who may but are not required to be our shareholders, may be re-appointed for successive terms. In accordance with the By-laws, the board of directors has complete power of ordinary and extraordinary administration of our business and in particular may perform all acts it deems advisable for the achievement of our corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also "—Meetings of Shareholders”.

     The board of directors must appoint a chairman (presidente) and may appoint a vice-chairman to replace the chairman when he is absent or unavailable. The chairman of the board of directors and, in his absence, the vice-chairman and the managing directors, if any, are severally our legal representatives. The board of directors may delegate powers to one or more managing directors (amministratori delegati), and/or to an executive committee composed of directors, and/or to one or more ad hoc committees of directors, determine the nature and scope of the delegated powers of each director and committee and revoke such delegation at any time. Our By-laws provide that the chairman of the board of directors and, if any, the managing directors are members of the executive committee. Our executive directors must ensure, under the supervision of the board of directors, that our organizational and accounting structure is appropriate to our business and must report to the board of directors and to the board of statutory auditors at least quarterly on the Company’s business and the main transactions carried out by us or by our subsidiaries.

     In accordance with Italian law and the By-laws, the board of directors may not delegate certain of its responsibilities, including those relating to the approval of the draft financial statements, the approval of merger and de-merger plans to be presented to shareholders’ meetings, increases in the amount of our share capital or the issuance of convertible debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the calling of an ordinary or an extraordinary shareholders’ meeting to resolve upon the actions to be taken by us in case of decrease of our shareholders’ equity to less than two thirds of our paid-in capital as a result of accumulated losses. See also “—Meetings of Shareholders”.

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

     Directors having any interest in a proposed transaction must disclose their interest to the board, even if such interest is not in conflict with the interest of the company in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction. In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction may be prejudicial to the company. A managing director having any such interest in a proposed transaction within the scope of his powers must solicit prior board approval of such transaction. The interested director may be held liable for damages to us resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to their company if they illicitly profit from insider information or corporate opportunities.

     Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting although, if removed in circumstances where there was no just cause, such directors may have a claim for indemnification against us. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders’ meeting. If at any time more than half of the members of the board of directors appointed at a shareholders’ meeting resign or otherwise cease to be directors, the entire board of directors will be considered to have lapsed and the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint a new board of directors.

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

     Effective January 1, 2004, an Italian stock corporation may adopt one of two different models of corporate governance structure, as an alternative to the current model based on a board of directors and a board of statutory auditors. Stock corporations may opt for (i) a one-tier model with a single board of directors, including an audit committee composed of independent non-executive directors, or (ii) a two-tier model, including a management board, which is entrusted with management responsibilities, and a supervisory board which is entrusted mainly with control and supervisory responsibilities and, among other functions, appoints and removes the members of the management board and approves the company’s annual financial statements. The adoption of one of the new corporate governance models requires an extraordinary shareholders meeting resolution. The amended By-laws approved by our shareholders on May 6, 2004, do not provide for a change in our governance structure.

Statutory Auditors

     In addition to electing the board of directors, our shareholders elect a board of statutory auditors (Collegio Sindacale). At ordinary shareholders’ meetings, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court.

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

     Each member of the board of statutory auditors must provide evidence that he is in good standing and meets certain professional standards.

     Our By-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve). The By-laws also provide that the statutory auditors may not hold the position of statutory auditor in more than three other listed companies (not counting our subsidiaries). Moreover, pursuant to our By-laws, at least one auditor and one alternate auditor must be enrolled in the Italian registry of chartered accountants and have practised the accounting profession for at least three years. As to the other auditors, our shareholders may select them also among candidates who, for at least three consecutive years, have held managerial positions within the financial, administration and control departments of listed companies or within governmental entities active in sectors which are closely connected to our business sector, or have had professional or academic experience in legal, economic, financial or technical matters closely connected to our business sector.

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

     The TUF provides further that the board of statutory auditors is required to verify that we (i) comply with applicable law and its By-laws, (ii) respect the principles of correct administration, (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems and (iv) adequately instruct our subsidiaries to transmit to us information relevant to our disclosure obligations.

     Our board of statutory auditors is required to meet at least once every ninety days. Meetings of the board of statutory auditors are called by written notice by the chairman of the board of statutory auditors on his own initiative and must be called upon the request of the two regular auditors. Meetings may be held in person, or by video-conference or tele-conference. The quorum for meetings of the board of statutory auditors is a majority of the regular auditors. Resolutions are adopted by the vote of a majority of the auditors present at the meeting.

     In addition, our statutory auditors shall attend the meetings of our board of directors and shareholders’ meetings and of our executive committee. The statutory auditors may decide to call a meeting of the shareholders, the board of directors or the executive committee, ask information to the directors about our business or that of our subsidiaries, carry out inspections and verifications at our premises and exchange information with the supervisory bodies of our subsidiaries or with our external auditors. Our board of statutory auditors must report to the shareholders’ meeting convened to approve our annual stand-alone financial statements on its review activities and on any irregularities detected during its review activities. The board of directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by us.

     Our board of statutory auditors may convene our shareholders’ meeting if it detects serious irregularities during its review activities and there is an urgent need to take action. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 2.0% of our share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which it shall convene if the complaint concerns serious irregularities and there is an urgent need to take action).

     The board of statutory auditors may report to the competent court serious breaches of the duties of the directors which may be prejudicial to us or to our subsidiaries. Our board of statutory auditors is also required to notify the CONSOB without delay of any irregularities found during its review activities. CONSOB may report to the competent court serious breaches of the duties of the statutory auditors of a listed company.

     As mentioned in the preceding section, effective January 1, 2004, Italian stock corporations may depart from the traditional Italian model of corporate governance structure and opt for two alternative models neither of which includes a board of statutory auditors.

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

     On May 6, 2004, our shareholders appointed KPMG S.p.A., with legal offices at Via Vittor Pisani 25, Milan, Italy, as our external auditors for a third consecutive three-year term. Pursuant to Italian law their term may not be extended further.

Meetings of Shareholders

     Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by our board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. Shareholders are not entitled to request that a meeting of shareholders be convened to resolve upon matters which as a matter of law shall be resolved upon on the basis of a proposal, plan or report by our board of directors. If the shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, the competent court may call the meeting.

     Shareholders are informed of all shareholders’ meetings to be held by publication of a notice in the MF – Milano Finanza or Finanza & Mercati daily newspapers or in the Official Journal of the Italian Republic (Gazzetta Ufficiale) at least 30 days before the date fixed for the meeting (20 days if the meeting is called at the request of holders of at least 10% of the issued shares). The above formalities and terms regarding the call notice may be reduced in other very limited circumstances. As a matter of practice, we publish the notice in at least two national daily newspapers, as recommended by CONSOB.

     Shareholders’ meetings must be convened at least once a year. Our annual stand-alone financial statements are prepared by our board of directors and submitted for approval to the ordinary shareholders’ meeting which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended to up to 180 days after the end of the fiscal year, as long as we are bound by law to draw up consolidated financial statements or if particular circumstances concerning our structure or our purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any business matter the resolution or authorization of which is entrusted to them by law.

     Extraordinary shareholders’ meetings may be called to pass upon split-ups, dissolutions, appointment of receivers and similar extraordinary actions. Extraordinary shareholders’ meetings may also be called to resolve upon proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, where such resolutions may not be taken by our board of directors. In particular, our board of directors may transfer our registered office within Italy or resolve upon other amendments to our By-laws when these amendments are required by law, resolve upon mergers by absorption into us of our subsidiaries in which we hold at least 90% of the issued share capital and reductions of our share capital in case of withdrawal of a shareholder. Moreover, if, as a result of accumulated losses, our shareholders’ equity decreases to less than two-thirds of our paid-in capital but not below € 120,000, and this decrease is not reduced within one-third in the fiscal year following that of the original decrease, the corresponding reduction of our share capital is resolved upon by our board of directors and not by our shareholders’ meeting. Our board of directors may also resolve upon the issuance of shares or convertible debentures if such powers have been previously delegated to the board of directors by vote of the extraordinary shareholders’ meeting.

     The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls”. The extraordinary meeting may be convened on third call through a new notice if the quorum required for shareholder action on second call is not reached.

     The quorum required for shareholder action at an ordinary shareholders’ meeting on first call is at least 50% of the total number of issued shares, while on second call there is no quorum requirement. In either case, resolutions may be approved by holders of the majority of the shares present or represented at the meeting. The quorum required at an extraordinary shareholders’ meeting on first, second and third call is at least 50%, more than one-third and at least one-fifth, respectively, of our issued shares. Resolutions of any extraordinary shareholders’ meeting require the approval of at least two-thirds of the holders of shares present or represented at such meeting.

     A shareholders’ meeting may be attended only by shareholders with voting rights, whose financial intermediary shall have delivered to us, at least two days prior to the date of the meeting on first call, a notice entitling the shareholder to attend the meeting. Once the above notice is communicated to us by the relevant intermediary the shares cannot be disposed of until the meeting has taken place.

     Shareholders may attend the shareholders’ meeting by proxy. A proxy may be given only for a single shareholders’ meeting (including, however, the first, second and third calls of such meeting), except as part of a general power of attorney or a power of attorney granted by a corporation, association, foundation or any other legal entity to one of its employees. A proxy may be exercised only by the person expressly named in the applicable form.

     The person exercising the proxy cannot be our subsidiary, a director, statutory auditor or employee of ours or of any of our subsidiaries.

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

Reports to Shareholders

     We are required to publish, in the Italian language, audited annual stand-alone financial statements of DMH and our audited annual consolidated financial statements, all prepared in conformity with Italian GAAP. We also produce an annual report to shareholders in the Italian language which contains a directors’ report together with audited financial statements (consolidated and unconsolidated) of DMH.

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

Preference Shares or Savings Shares; other Securities

     We are permitted in accordance with Italian law to issue preference shares or savings shares. Preference shares would typically not be entitled to vote in an ordinary shareholders’ meeting, but would be entitled to vote together with the shares in extraordinary shareholders’ meetings and could be entitled to vote in ordinary shareholders’ meetings as well if their terms so provided. Savings shares are entitled to vote in neither ordinary nor extraordinary shareholders’ meetings. However, Italian law provides for special meetings of holders of each class of shares for the approval of resolutions adopted by the shareholders which affect their rights vis-à-vis the other classes of shares. Preference shares would have preferential rights to the payment of dividends and to the repayment of capital in the event of liquidation. Savings shares typically have preferential rights to the payment of dividends, but the by-laws may provide for different or additional preferential rights.

     We have no present intention of issuing preference shares or savings shares and none are currently authorized or outstanding. The authorization of preference shares and of savings shares requires an amendment to the By-laws, thus being subject to the approval by an extraordinary shareholders’ meeting. See “—Meetings of Shareholders”.

     Pursuant to the 2004 corporate law reform, effective January 1, 2004, Italian companies are permitted to issue other classes of equity securities with different economic and voting rights, so-called participation certificates with limited voting rights, as well as so-called tracking stock, if their by-laws permit such issuance. Our By-laws do not currently permit such issuance.

     The power to issue debt securities not convertible into our shares is vested in our board of directors.

Segregation of Assets and Proceeds

     Pursuant to the 2004 corporate law reform, effective January 1, 2004, the board of directors of an Italian company may resolve to segregate assets of the company into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders’ equity of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by the general creditors of the company. Similarly, creditors with respect to such specific business may only attach those assets of the company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the company. The board of directors may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the company.

     We have no present intention to enter into any such transaction and none is currently in effect.

Liquidation Rights

     Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution in liquidation that is equal to the value of their shares (to the extent available out of our net assets). Holders of preferred shares, if any such shares are issued in the future by us, would be entitled to a priority right to any such distribution from liquidation up to their par value. Holders of saving shares, if any such shares are issued in the future by us and if our By-laws so provide, would be entitled to a priority right to any distribution from liquidation. Thereafter, all shareholders would rank equally in their claims to the distribution or surplus assets, if any. Ordinary shares rank pari passu among themselves in liquidation.

Purchase by Us of Our Own Shares

     We are permitted to purchase shares, subject to certain conditions and limitations provided by Italian law. Shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder — approved stand-alone financial statements. Further, we may only repurchase fully paid-in shares. Such purchases must be authorized by an ordinary shareholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by us or any of our subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of our shares by our subsidiaries.

     A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by us may be resold only pursuant to a resolution of our shareholders adopted at an ordinary shareholders’ meeting. The voting rights attached to the shares held by us or our subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders’ meetings. Dividends and other rights, including pre-emptive rights, attached to such shares will accrue to the benefit of other shareholders.

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

     At a May 6, 2004 meeting, our shareholders approved a buy back plan for the repurchase of our shares. See “—Buy Back Plan”.

     As of June 28, 2004, we owned 1,521,378 of our shares, of which 293,235 shares were repurchased pursuant to our buy back plan expiring November 2003, and 1,228,143 shares were repurchased pursuant to our buy back plan expiring November 2005.

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

     In addition, any person whose aggregate interest in the voting shares of a listed company exceeds or falls below 2%, 5%, 7.5%, 10% and successive percentages being multiples of 5, respectively, of the listed company’s voting share capital, is obliged to notify CONSOB and the issuer. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the voting rights attributable thereto are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account should also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of 5%, 10%, 25%, 50% and 75%, shares should also be taken into account that: (i) a person has an option to, directly or indirectly, acquire or sell; and (ii) a person may acquire further to the exercise of a warrant or conversion right which is exercisable within 60 days. The notification must be repeated when such person, upon the exercise of the right referred to in (i) or (ii) above, acquires or sells shares which cause his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification should be made (except in certain circumstances) within five trading days of the event which gives rise to the notification obligation.

     Cross-ownership of listed companies may not exceed 2.0% of their respective voting shares and cross-ownership between a listed company and an unlisted company may not exceed 2.0% of the voting shares of the listed company and 10.0% of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of 12 months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the latter company to exceed the threshold, subject to a different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares applies to both of the companies concerned. The 2.0% limit for cross-ownership is increased to 5.0% on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary shareholders’ meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 2.0% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2.0% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain which is the latter party to exceed the limit, the limitation on voting rights applies to both, subject to any different agreement between the two parties. Any shareholders’ resolution taken in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of such votes. The foregoing provisions in relation to cross-ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359 bis of the Italian Civil Code and following the procedures described under “—Purchase by Us of Our Own Shares”; however, certain restrictions on the manner of purchase apply.

     Pursuant to the TUF, agreements among shareholders of a listed company or of its parent company, must be notified to CONSOB (within 5 days), published in summary form in the press (within 10 days) and filed with the Chamber of Commerce (within 15 days). Failure to comply with the above rules renders the agreements null and void and the shares cannot be voted. These rules apply to shareholders’ agreements which:

(i) concern (including prior consultation for) the exercise of voting rights in a listed company or its controlling company;

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

     In accordance with Italian anti-trust laws, the Italian anti-trust authority is required to prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain higher turnover thresholds, the anti-trust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

Minority Shareholders’ Rights

     Shareholders’ resolutions which are not adopted in conformity with applicable law or our By-laws may be challenged (with certain limitations and exceptions) within ninety days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 0.1% of our share capital (as well as by our board of directors or our board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at our meetings may only claim damages deriving from the resolution.

     Dissenting or absent shareholders may require us to buy back their shares for the average closing price of the previous six months as a result of shareholders’ resolutions approving, among other things, material modifications of the company’s corporate purpose or of the voting rights of our shares, the transformation of the Company from a stock corporation into a different legal entity, the transfer of our registered seat outside Italy or the de-listing of our shares from Telematico.

     Each shareholder may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful. If such shareholders represent more than 2.0% of our share capital, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting.

     Shareholders representing more than 5.0% of our share capital have the right to report to the competent court serious breaches of the duties of the directors which may be prejudicial to us or to our subsidiaries. In addition, shareholders representing at least 5.0% of our share capital may commence derivative suits before the competent court against our directors, statutory auditors and general managers. We may waive or settle the suit unless shareholders holding at least 5.0% of the shares vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

     Minority shareholders may appoint a member of the board of statutory auditors, pursuant to the slate voting system introduced in the By-laws according to the TUF. See “—Statutory Auditors”.

Tender Offer Rules

     Pursuant to the TUF, a public tender offer must be made by any person that, by reason of its purchases of shares, holds more than 30% of the shares of an Italian company listed on an Italian regulated market entitling their holders to vote on the appointment or revocation of the directors or the commencement of derivative suits against them (for purposes of this section, and as applicable to our shares, the “Ordinary Shares”). The tender offer must cover all the Ordinary Shares of the listed company. Similarly, a tender offer for all the Ordinary Shares of a listed company must be made by any person who, having more than 30% of the Ordinary Shares without exercising majority voting rights at ordinary shareholders’ meetings, acquires — by way of acquisition or exercise of subscription or conversion rights — during a 12-month period more than an additional 3% of the Ordinary Shares. Moreover, according to a release issued by CONSOB if, as a result of a share buy back effected by a listed company, the controlling shareholder of that company holds more than 30% of the outstanding Ordinary Shares (i.e., exclusive of treasury stock), the obligation to launch a tender offer is triggered. Likewise, the obligation to launch a tender offer is triggered when a share buy back results in an increase of more than 3% of the outstanding Ordinary Shares owned by the controlling shareholder originally holding more than 30% but less than 50% of the company’s outstanding Ordinary Shares. The offer must be launched within thirty days from the date on which the relevant threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the shares in the previous twelve months, and the highest price paid for the Ordinary Shares by the offeror in the same period.

     Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any Ordinary Shares exceeding the 30% threshold and (b) to sell any shares exceeding the 30% threshold within 12 months from the date of purchase); (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding Ordinary Shares, (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB, (iv) the 30% threshold is exceeded as a result of transfers of Ordinary Shares among related persons, (v) the 30% threshold is exceeded as a result of the exercise of pre-emptive rights, (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the shareholders of the company whose shares would otherwise be the target of the tender offer. The TUF provides further that the acquisition of an interest above 30% of the Ordinary Shares of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60% or more of the Ordinary Shares of the company. This provision, however, is available only (i) if the tender offer has been approved by shareholders of the company holding a majority of the Ordinary Shares (excluding the offeror and the current majority shareholder), and (ii) if the offeror (its subsidiaries, controlling person, related companies and other person connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the Ordinary Shares of the company in the preceding 12 months; CONSOB shall ensure compliance with these conditions before allowing the offer to be launched. After such an offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the Ordinary Shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than an additional 1% of the Ordinary Shares of the company, or (ii) if the company approves a merger or split-up. Finally, the TUF provides that anyone holding 90% or more of the voting shares of a company must launch an offer for the remaining voting shares unless an adequate distribution is restored so as to ensure proper trading within a period of 120 days. Any shareholder holding more than 98% of the voting shares of a listed company following a tender offer for all such shares issued by the company, has the right to obtain title to the remaining shares within four months after the end of the tender offer if it has stated in the offer document its intention to make such an acquisition at a price set by a court-appointed expert.

Liability for Mismanagement of Subsidiaries

     Pursuant to the 2004 corporate law reform, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. Said liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries. On February 12, 2004, our board of directors determined that we are not subject to the direction and coordination powers of any entity.

Significant Differences with Corporate Governance Practices under NYSE Rules

Overview

     Corporate governance rules for Italian stock corporations (società per azioni) like us whose shares are listed on the Italian Stock Exchange (the “ISE”), are set forth in the Italian Civil Code, in the TUF as well as in the corporate governance rules set forth by the voluntary code of corporate governance issued by the Italian Stock Exchange (the “Corporate Governance Code”). As described in more detail below, these Italian corporate governance rules differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Manual.

     As a general rule, our main corporate bodies are governed by the Italian Civil Code and the TUF and are assigned specific powers and duties that are legally binding and cannot be derogated from. The Corporate Governance Code builds on this general framework and sets forth recommendations for responsible corporate governance intended to reflect generally accepted best practice. While these recommendations are not legally binding, the regulations issued by the ISE require that its listed companies issue an annual compliance report disclosing which recommendations, if any, are not being followed and why such recommendations are not being followed. The annual compliance report must also contain a general description of our corporate governance system. As part of the STAR admission requirements set forth by the ISE regulations (see “Item 4. Information on the Company—History and Development of the Company—History”) we are required to comply with certain rules contained in the Corporate Governance Code (the “STAR Governance Rules”). As stated in our annual compliance report to the ISE, issued on April 16, 2004, we comply with the STAR Governance Rules and are substantially in compliance with the other rules set forth in the Corporate Governance Code.

     We follow the traditional Italian corporate governance system, with a board of directors (consiglio di amministrazione) and a separate board of statutory auditors (collegio sindacale), with supervisory functions. See "—By-Laws—Board of Directors” and “—By-Laws—Statutory Auditors” for

a description of the powers and duties of our board of directors and of our board of statutory auditors, respectively. The two boards are separate and no individual may be a member of both boards. Both the members of the board of directors and the members of the board of statutory auditors owe duties of loyalty and care to us. As required by Italian law, a firm of external auditors is in charge of auditing our financial statements. See "—By-Laws—External Auditors”. The members of our board of directors and board of statutory auditors, as well as the firm of external auditors, are directly and separately appointed by shareholder resolution at our general shareholders’ meetings.

     As required by the STAR Governance Rules, moreover, our board of directors also established an internal control committee which is mainly responsible for assessing the adequacy of our internal control system and for relations with our external auditors. See “Item 6. Directors, Senior Management and Employees—Board Committees”. In accordance with the STAR Governance Rules, our internal control committee is composed of non-executive directors, the majority of whom are independent. See “—Independent Directors”. However, as explained in more detail below, this committee does not serve as our “audit committee” for purposes of Rule 10A-3 under the Exchange Act or NYSE listing standards.

     This system contrasts with the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the board of directors’ serving as the sole governing body.

     Following is a summary of the significant differences between Italian corporate governance rules and practices, as we have implemented them, and those applicable to U.S. issuers under NYSE listing standards, as set forth in the NYSE Manual.

Independent Directors

     NYSE domestic company standards. The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent”, the board of directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationship (among others)”. More specifically, a director is not independent if such director or his/her immediate family members, has certain specified relationships with the company, its parent, its consolidated subsidiaries, its internal or external auditors, or companies that have significant business relationships with the company, its parent or its consolidated subsidiaries. Ownership of a significant amount of stock is not a per se bar to independence. In addition, a three-year “cooling off” period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.

     Our practice. Pursuant to the STAR Governance Rules, our board of directors shall include an adequate number (at least three out of eleven) of non-executive independent directors such that their views carry significant weight in the adoption of the board’s resolutions.

     Under the STAR Governance Rules, a director is not independent if he or she (i) entertains significant relationships of an economic nature, directly, indirectly or on behalf of third parties, with the issuer or its affiliates (that is, its subsidiaries, executive directors or controlling shareholder(s)); (ii) holds, directly, indirectly or on behalf of third parties, an equity interest affording control or a significant influence over the issuer; (iii) is a party to a shareholders agreement for the control of the issuer; or (iv) has close family relations with an executive director, controlling shareholder or other persons who do not themselves qualify as independent. The following economic relationships are deemed significant for purposes of the director independence requirements: (a) business relationships entertained in the current or the previous year, including through companies which the director controls or is an executive director of, unless the relationships are at market conditions, are not such as to influence the director’s autonomous judgment and do not have a value exceeding 5% of the annual turnover of either party to the transaction; (b) professional services rendered, including through a partnership, in the current or the previous year, unless the services are rendered at market conditions, are not such as to influence the director’s autonomous judgment and the consideration does not exceed 5% of the director’s annual income or € 200,000; and (c) employment relationships or serving as an executive director in the previous three years.

     Compliance with the independence requirements is assessed periodically by our board of directors. The ISE may request information as regards compliance.

     As of the date of this year’s annual compliance report to the ISE, our board consisted of 11 directors, 6 of whom qualified as independent directors under the STAR Governance Rules.

     The members of our board of statutory auditors must meet the independence requirements mandated by Italian law. Statutory auditors’ independence is assessed on the basis of a few general principles, rather than detailed rules. In particular, a person who (i) is a director, or the spouse or a close relative of a director, of our company or any of our affiliates; (ii) has an employment or consulting or similar relationship with our company or any of our affiliates; or (iii) has an economic relationship with us or any of our affiliates which might compromise his/her independence, cannot be appointed to our board of statutory auditors. Although there is no formal cooling off requirement, if a statutory auditor who is a registered chartered accountant (i) during his term entertains, or entertained in the two years prior to the appointment, a regular or material consulting relationship with the company that appointed him as statutory auditor or with any of its subsidiaries, or (ii) during his term is employed by, or serves as a director of - or was employed or served as a director in the three years prior to the appointment - the company that appointed him as statutory auditor or any of its controlling entities, such auditor’s licence may be suspended or withdrawn. Finally, we are required to provide in our By-laws a mechanism to permit minority shareholders to elect one statutory auditor. See “—By-Laws—Statutory Auditors”. At the May 6, 2004 shareholders’ meeting, at which our current statutory auditors were appointed, minority shareholders did not exercise this right.

Executive Sessions

     NYSE domestic company standards. Non-executive directors of U.S. companies listed on the NYSE must meet regularly in executive sessions, and independent directors should meet alone in an executive session at least once a year.

     Our practice. In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of our board of statutory auditors are required to meet at least once every 90 days.

Audit Committee and Internal Audit Function

     NYSE domestic company standards. U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be out-sourced, except to the independent auditor.

     Our practice. Rule 10A-3 under the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent permitted by local law), (the “Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. As a foreign private issuer, we must comply with these requirements or qualify for an exemption by July 31, 2005. We are in the process of evaluating the impact of these rules on our corporate governance system and have not yet determined whether we will (i) seek to take advantage, to the extent possible, of the exemption afforded to issuers having a board of statutory auditors that meets the Statutory Auditor Requirements, including if need be by expanding the scope of duties of our board of statutory auditors, to the extent permitted by law; or, alternatively, (ii) comply with the audit committee requirements by expanding, to the extent possible under Italian law, the current mandate of our internal control committee or otherwise. We have an internal audit function, which we have not out-sourced.

Compensation Committee

     NYSE domestic company standards. Under NYSE standards, the compensation of the chief executive officer of U.S. domestic companies must be approved by a compensation committee (or equivalent) comprised solely of independent directors. The compensation committee must also make recommendations to the board of directors with regard to the compensation of other officers, incentive compensation plans and equity-based plans. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

     Our practice. As a matter of Italian law, the compensation of executive directors is determined by the board of directors, while our shareholders determine the compensation of non-executive directors. The compensation of our executive directors, including the chairman and the managing director, is proposed by our compensation committee and approved by our board of directors. Our compensation committee also has the authority to determine the remuneration of our senior managers. See “Item 6. Directors, Senior Management and Employees—Board Committees”. Our equity-based compensation plans are proposed by our compensation committee and approved by our board of directors. The Corporate Governance Code recommends that a majority of the members of the compensation committee be non-executive directors. All of the five members of our compensation committee are non-executive directors (two of whom qualify as independent under the criteria described above). Our compensation committee does not produce a compensation report. We disclose the compensation of each of the members of our board of directors (including our managing director) in our annual financial statements prepared in accordance with Italian GAAP as well as in item 6 of this Annual Report on Form 20-F.

Nominating Committee

     NYSE domestic company standards. Under NYSE standards, a U.S. domestic company must have a nominating committee (or equivalent) responsible for nominating directors comprised solely of independent directors.

     Our practice. We do not have a nominating committee (or equivalent) responsible for nominating our directors. Directors may be nominated by any of our shareholders or our board of directors. See “—By-Laws—Board of Directors”.

Corporate Governance/Code of Ethics

     NYSE domestic company standards. Under NYSE standards, a company must adopt governance guidelines and a code of business conduct and ethics for directors, officers and employees. A company must also publish these items on its website and provide printed copies on request. Section 406 of the Sarbanes-Oxley Act requires a company to disclose whether it has adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and if not, the reasons why it has not done so. The NYSE listing standards applicable to U.S. companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and use of company assets; legal compliance; and reporting of illegal and unethical behavior. Corporate governance guidelines must address, at a minimum, directors’ qualifications, responsibilities and compensation; access to management and independent advisers; management succession; director orientation and continuing education; and annual performance evaluation of the board.

     Our practice. We have adopted certain corporate governance guidelines (including with respect to our internal control system and internal dealing). As noted in Item 16B of this annual report, we have also adopted a code of conduct and a code of ethics for our directors, employees and others acting on our behalf which, together with our guidelines for the treatment of confidential information, constitute a “code of ethics” as defined in Section 406 of the Sarbanes-Oxley Act. We refer to these documents, collectively, as our code of ethics.

     We believe that our code of ethics addresses the relevant issues contemplated by the NYSE standards applicable to U.S companies noted above. Our corporate governance guidelines, on the other hand, do not address all of the issues contemplated by the NYSE standards.

     As noted above, we must issue an annual report describing our corporate governance system and disclosing the level of our compliance with the recommendations of the Corporate Governance Code.

Certifications as to Violations of NYSE Standards

     NYSE domestic company standards. Under NYSE listing standards, the chief executive officer of a U.S. company must certify annually that he or she is unaware of any violation by the company of the NYSE corporate governance standards. This certification must be included in the company’s annual report to shareholders (or, if no annual report is prepared, its Form 10-K). The chief executive officer must also notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards.

     Our practice. Under the NYSE standards, we are required only to notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with NYSE corporate governance standards.

Shareholder Approval of Adoption and Modification of Equity Compensation Plans

     NYSE domestic company standards. Shareholders of a U.S. company listed on the NYSE must approve the adoption of and any material revision to the company’s equity compensation plans, with certain exceptions.

     Our practice. Although our shareholders must authorize (i) the issuance of shares in connection with capital increases, and (ii) the buy back and resale of our own shares, the adoption of equity compensation plans does not per se require prior approval of our shareholders.

Material Contracts

     On June 29, 2001, we entered into a sale and leaseback transaction with Locafit S.p.A. with respect to our Bologna production facility. Our agreements with regard to this transaction are described in “Item 5. Operating and Financial Review and Prospects—Other Financial Transactions”.

     On July 2, 2001, we entered into a “Credit-Linked” transaction in which we acquired a € 15.0 million note issued by the London branch of Banca Nazionale del Lavoro. You should read “Item 5. Operating and Financial Review and Prospects—Other Financial Transactions” for a description of this transaction.

     On December 30, 2002, we entered into an agreement pursuant to which we assigned € 26.7 million (nominal value) of our trade receivables to Ducati Desmo Finance 1 S.r.l. for the year 2002 and € 116.0 million (nominal value) for the year 2003. Our agreements with regard to this transaction are described in “Item 5. Operating and Financial Review and Prospects—Other Financial Transactions”.

Exchange Controls

     No exchange control consent is required in Italy for the transfer to persons outside of Italy of dividends or other distribution with respect to, or of the proceeds from the sale of, shares of an Italian company.

     However, Italian resident and non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of € 12,500 must report all such transfers to the Italian Exchange Office (“Ufficio Italiano Cambi” or “UIC”). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspection by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

     Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. No such tax disclosure is required if (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed € 12,500. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

     We cannot assure you that the present regulatory environment in or outside Italy will continue or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the European Union and other international organizations and its adherence to various bilateral and multilateral international agreements.

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

     For purposes of the summary, beneficial owners of ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Treaty”) and are not subject to an anti-treaty shopping provision, are referred to as “U.S. holders”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Treaty. Special rules apply to U.S. holders that are also residents of Italy. A new tax treaty to replace the current Treaty was signed on August 25, 1999, but has not yet been ratified. The new treaty would not change significantly the provisions of the current Treaty that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

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

     Under current Italian law, all shares of Italian listed companies (including DMH’s shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the ordinary shares are held through the centralized clearing system managed by Monte Titoli (the only such system currently authorized in Italy), no withholding tax on dividends is applied by DMH. Instead of the withholding tax, a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary shares (or ADSs relating to such shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident Intermediary (as defined by CONSOB Regulation 11768 of December 23, 1998) with which the ordinary shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the Intermediary with which the ordinary shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows: the Intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary shares are deposited with a non-resident Intermediary, such Intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, or the permanent establishment in Italy of a non-resident bank or investment services company, or a company licensed to manage a centralized depository and clearing system, to carry out all duties and obligations relating to the application and administration of the substitute tax.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to our ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on our ADSs will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year.

     Tax on Capital Gains. As of January 1, 2004, capital gains realized by non-resident shareholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment or fixed base through which such shareholders carry on or perform business services in Italy are no longer subject to Italian capital gain tax (“CGT”) but are subject to personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5.0% of a listed company’s total share capital or more than 2.0% of its share capital voting in the ordinary shareholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding reaches one of the thresholds illustrated above, the shareholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident shareholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 45.0%, plus a surcharge of up to 1.4%, depending on the municipality in which the shareholder resides). The taxable gain realized by a non-resident corporate shareholder would be subject to corporate income tax, currently levied at a rate of 33.0%.

     Generally, CGT, levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in DMH which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as the DMH shares, even when such shareholdings are held in Italy.

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

     However, should a gift of shares or ADSs for a value exceeding € 180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of € 129.11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to € 516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Our primary market risk exposure is foreign currency risk, which can adversely affect our sales and operating profits. To manage this risk, we enter into forward exchange contracts. At December 31, 2003, we had € 72.3 million in forward exchange contracts, compared to € 81.6 million at December 31, 2002. We are also exposed to interest rate risk associated with approximately € 15.3 million of short and long-term bank loans, bearing variable interest rates, which we obtained in May and October of 2003 to pay off a portion of the Notes so as to reduce the interest rate costs associated with the same. To manage this interest rate risk exposure, we enter into interest rate swap agreements and interest rate cap agreements.

     The following discussion should be read in conjunction with Notes 1(c), 18, 29 and 31 to our audited financial statements, which provide more information on our derivative instruments.

Exchange Rate Sensitivity

     As our sales are denominated in various foreign currencies (primarily the U.S. dollar, Japanese yen and U.K. pound sterling, in which collectively 28% of our sales were denominated in 2003), our sales and operating results are affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses. We estimate that if the average exchange rate in 2004 of the U.S. dollar, the Japanese yen and the U.K. pound sterling decreased by 10.0%, our operating income for the year ended December 31, 2003 would have decreased by € 8.0 million.

     We engage in certain foreign exchange transactions to hedge portions of our transactional exposure to fluctuations in exchange rates between the euro and these foreign currencies. Our management’s policy until December 2003 was to hedge approximately 75.0% of the estimate of annual sales denominated in foreign currencies made in connection with our annual budget. Beginning January 2004, we hedge 100% of the expected cash flow from sales denominated in foreign currencies for the subsequent 18 months on a rolling basis. We are not a party to leveraged derivatives and do not hold or issue derivative instruments for speculative purposes. At December 31, 2003, forward exchange contracts outstanding were for a notional amount of € 72.3 million, relating to U.S. dollars (€ 31.1 million), Japanese yen (€ 13.0 million), Swiss francs (€ 11.1 million), Austrian dollars (€ 9.9 million) and U.K. pounds sterling (€ 7.2 million).

     The table below provides information at December 31, 2003 about our receivables and derivative financial instruments by functional currency and presents such information in euro. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The estimated fair value of receivables is considered to approximate their carrying value because receivables have short maturity. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

	Expected Maturity Date
At December 31, 2003	2004	2005	Beyond 2005	Total	Fair Value
	(euro equivalent in thousands,
	except exchange rate information)
Receivables
U.K. Pound Sterling	9,791	—	—	9,791	9,791
U.S. Dollar	10,175	—	—	10,175	10,175
Japanese Yen	10,626	—	—	10,626	10,626
Australian Dollar	3,534	—	—	3,534	3,534
CHF (Swiss francs)	3,089	—	—	3,089	3,089
Forward Exchange Contracts
U.K. Pound Sterling
Notional Amount	7,183	—	—	7,183	171
Average contract exchange rate	0.6961	—	—	0.6961	—

	Expected Maturity Date
At December 31, 2003	2004	2005	Beyond 2005	Total	Fair Value
	(euro equivalent in thousands,
	except exchange rate information)
U.S. Dollar
Notional Amount	31,094	—	—	31,094	3,216
Average contract exchange rate	1.1256	—	—	1.1256
Japanese Yen
Notional Amount	13,037	—	—	13,037	480
Average contract exchange rate	128.10	—	—	128.10	—
Australian Dollar
Notional Amount	9,859	—	—	9,859	(49)
Average contract exchange rate	1.7243	—	—	1.7243	—
CHF
Notional Amount	11,166	—	—	11,166	126
Average contract exchange rate	1.5224	—	—	1.5224	—
Options
U.S. Dollar	—	—	—	—	—
Japanese Yen	—	—	—	—	—

     At December 31, 2003, we had forward exchange contracts denominated in U.K. pounds sterling with a notional amount of € 7.2 million (with an average contract exchange rate of £ 0.6961), in U.S. dollars with a notional amount of € 31.1 million (with an average contract exchange rate of US$ 1.1256), in Australian dollars with a notional amount of € 9.9 million (with an average contract exchange rate of AUD 1.7243), in Japanese Yen with a notional amount of € 13.0 million (with an average contract exchange rate of JPY 128.10), and in Swiss franc with a notional amount of € 11.2 million (with an average contract exchange rate of CHF 1.5224).

Interest Rate Sensitivity

     Our primary source of debt financing is the Notes, which are subject to a fixed interest rate of 6.50% per annum, and mature on May 31, 2005. Because the interest rate on the Notes is fixed, our exposure to market risk for changes in interest rates has been substantially eliminated. Nevertheless, we are exposed to interest rate risk associated with short- and long-term financings that we obtain under commercial bank credit facilities available to us on which we are charged a variable interest rate. On May 30, 2003, we obtained two such short-term bank loans in an aggregate principal amount of € 10.3 million in order to repurchase a portion of the Notes and reduce associated interest rate costs. These two bank-loans are repayable within 18 months less one day, unless renewed, and bear interest at 3-month Euribor. To hedge the risk associated with this variable interest rate, we entered into interest rate swap agreements that fixed the interest rate at 2.95% on € 5.3 million and 2.8% on € 5.0 million, thereby together equaling the aggregate € 10.3 million principal amount of the short-term loans. On October 27, 2003, we also obtained a long-term loan in a principal amount of € 5.0 million in order to repurchase another portion of the Notes and further reduce associated interest rate costs. This loan is repayable within 18 months less one day, bears interest at 3-month Euribor and is linked to an interest-rate swap that fixes the interest rate at 2.72%. At December 31, 2003, we had interest rate swap agreements relating to financial liabilities recorded in our financial statements for a total principal amount equal to the aggregate principal amount of € 15.3 million in short and long-term loans we had at such date. We estimate that if the average interest rates applicable to our variable interest rate debt increased by one percentage point, our interest expense for the year ended December 31, 2003 would have increased by € 1.2 million.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividends Averages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Disclosure Controls and Procedures

     As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our managing director and manager of finance, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our managing director and manager of finance concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     We are currently not required to, and do not, have an audit committee. While certain members of our board of directors have varying degrees of financial and accounting experience, our board has not yet determined that any of its members is an “audit committee financial expert” within the meaning of this Item 16A. We expect that the board will designate an audit committee financial expert in 2004.

Item 16B. Code of Ethics

     We have adopted a code of ethics, made up of a code of conduct, a code of ethics and our guidelines for the treatment of confidential information, that, collectively, constitute a “code of ethics” as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our managing director, to our manager of finance and to persons performing similar functions, as well as to our directors, other officers and employees. Our code of ethics is available on our website at www.ducati.com. If we amend the provisions of our code of ethics that apply to our managing director and to our manager of finance and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our independent auditors, KPMG S.p.A., during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
Audit fees	345,336	351,516
Audit-related fees.	6,800	7,600
Tax fees	261,240	174,142
Other fees

Total fees	613,376	533,258

     Audit fees in the above table are the aggregate fees billed by KPMG S.p.A. in connection with the audit of our annual financial statements and the review of our interim financial statements. Audit-related fees in the above table are the aggregate fees billed by KPMG S.p.A. for other services of a non-material amount. Tax fees in the above table are fees billed by KPMG S.p.A. for tax compliance and tax advice.

Audit Committee Approval Policies and Procedures

     Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

Exhibit
Number	Description
1.1	By-laws of the Company, amended as of May 6, 2004.

2.1	Deposit Agreement among Ducati Motor Holding S.p.A. and The Bank of New York, as Depositary, and the owners of American Depositary Receipts, dated March 31, 1999 (incorporated by reference to our Registration Statement on Form F-6, File No. 333-10026).

2.2	Fiscal Agency Agreement dated May 31, 2000, relating to Euro 100,000,000 6.50 percent. Rate Notes due 2005 (incorporated by reference to our Registration Statement on Form 20-F, dated July 2, 2001, file No. 1-14908).

8	Subsidiaries as of the end of the year covered by this annual report: see “Item 4. Information on the Company—Organizational Structure”

12.1	Certification by Federico Minoli, Managing Director, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Enrico D’Onofrio, Manager of Finance, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DUCATI MOTOR HOLDING S.P.A.

/s/ Federico Minoli

Federico Minoli
Managing Director

/s/ Enrico D’Onofrio

Enrico D’Onofrio
Manager of Finance

Date: June 30, 2004

Report of Independent Public Accounting Firm

To the Board of Directors and Shareholders of

Ducati Motor Holding S.p.A.

     We have audited the accompanying consolidated balance sheets of Ducati Motor Holding S.p.A. and subsidiaries at December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule (Schedule II — Valuation and Qualifying Accounts). These consolidated financial statements and the financial statement schedule are the responsibility of the management of Ducati Motor Holding S.p.A. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Italy and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ducati Motor Holding S.p.A. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in Italy. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements as a whole, present fairly, in all material respects, the information set forth therein.

     Established accounting principles in the Republic of Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 29, 30 and 31 to the consolidated financial statements.

/s/ KPMG S.p.A.

Bologna, Italy

April 14, 2004

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Balance Sheets
(expressed in € ‘000)

	December 31,	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents (note 2)	23,960	23,582
Trade receivables, net (note 3)	82,042	80,421
Inventories (note 4)	111,427	104,774
Deferred income tax assets, net (note 27)	15,558	17,111
Other current assets (note 5)	13,707	13,695

Total current assets	246,694	239,583

Non-current assets:
Property, plant and equipment, net	111,975	126,758
Less accumulated depreciation	(45,573)	(59,591)
Property, plant and equipment, net (notes 6)	66,402	67,167
Intangible assets, net (note 7)	130,518	124,721
Equity investments (note 8)	12	12
Other long-term assets (note 9)	15,616	25,550

Total assets	459,242	457,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowings (note 10)	39,293	65,587
Current portion of long-term debt (note 10)	3,230	3,740
Accounts payable — trade (note 11)	95,112	89,503
Accrued expenses and other liabilities (note 12)	16,145	15,930
Provisions for risks and charges — current portion (note 13)	8,577	4,011
Income and other taxes payable (notes 14 and 27)	5,354	12,212
Total current liabilities	167,711	190,983
Long-term liabilities:
Long-term debt, less current portion (note 10)	91,000	81,882
Employees’ leaving entitlements (note 15)	7,126	8,277
Deferred income taxes (note 27)	11,874	35
Other long-term liabilities (note 16)	17,792	14,939
Provisions for risks and charges-long term portion (note 13)	3,998	2,518
Total long-term liabilities	131,790	107,651

Total liabilities	299,501	298,634

Shareholders’ equity: (note 17)
Share capital	82,420	82,420
Share premium	19,879	19,488
Other reserves	27,491	49,909
Retained earnings	28,036	6,048
Foreign currency translation adjustment	1,915	534

Total shareholders’ equity	159,741	158,399

Commitments and contingent liabilities (notes 10 and 18)	—	—
Total liabilities and shareholders’ equity	459,242	457,033

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Statements of Operations
(expressed in € ‘000, except per share data which is stated in €)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
Net sales (note 19)	407,815	412,971	388,241
Cost of goods sold (excluding depreciation) (note 20)	(241,266)	(249,264)	(253,406)

Gross profit (excluding depreciation) (note 19)	166,549	163,707	134,835

Selling, general and administrative expenses (excluding depreciation) (note 21)	(107,968)	(122,032)	(112,806)
Depreciation of property, plant and equipment (note 22)	(9,998)	(11,993)	(15,013)
Amortization of intangible assets (note 23)	(24,582)	(21,991)	(23,876)
Other operating revenues (note 24)	7,547	10,795	23,178

Operating income	31,548	18,486	6,318
Interest income (note 25)	1,264	1,380	2,198
Interest expense (note 25)	(14,014)	(12,852)	(11,471)
Foreign exchange gain/(loss), net	677	1,363	2,517
Other non-operating income/(expense), net (note 26)	(28)	135	558
Profit before income taxes	19,447	8,511	120
Income taxes (note 27)	(8,894)	(1,986)	(80)

Net profit	10,553	6,525	40

Net profit per share	0.07	0.04	—
Number of shares outstanding (note 17)	158,500,963	158,500,963	158,500,963

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Statements of Shareholders’ Equity
(expressed in € ‘000, except per share data which is stated in €)

						Foreign
				Other	Retained	currency	Total
	Share capital		Share	reserves	earnings/	translation	Shareholders’
	Shares	Amount	premium	(note 17)	(deficit)	adjustment	equity
Balance at December 31, 2000	158,271,963	81,741	23,566	25,474	9,802	2,456	143,039
Capital increases	229,000	119	46	—	—	—	165
Allocation to other reserves/ reclassification (note 17)	—	560	(2,296)	1,918	(182)		—
Foreign currency translation						840	840
Net profit of the year	—	—	—	—	10,553	—	10,553
Balance at December 31, 2001	158,500,963	82,420	21,316	27,392	20,173	3,296	154,597
Capital increases	—	—	—	—	—	—	—
Allocation to other reserves/ reclassification (note 17)	—	—	(1,437)	99	1,338		—
Foreign currency translation	—	—	—	—	—	(1,381)	(1,381)
Net profit of the year	—	—	—	—	6,525	—	6,525
Balance at December 31, 2002	158,500,963	82,420	19,879	27,491	28,036	1,915	159,741
Capital increases	—	—	—	—	—	—	—
Allocation to other reserves/ reclassification (note 17)	—	—	(391)	22,418	(22,028)	—	—
Foreign currency translation	—	—	—	—	—	(1,381)	(1,381)
Net profit of the year	—	—	—	—	40	—	40
Balance at December 31, 2003	158,500,963	82,420	19,488	49,909	6,048	534	158,399

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Statements of Cash Flows
(expressed in € ‘000)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
Cash flow from operating activities:
Net profit	10,553	6,525	40
Adjustment to reconcile net profit to net cash provided by operating activities
Foreign exchange translation adjustment	840	(1,380)	(1,381)
Amortization of intangible assets	24,582	21,991	23,876
Depreciation of property, plant and equipment	9,998	11,993	15,013
Employees’ leaving entitlement	944	1,407	1,151
Deferred taxes	5,631	(1,639)	(13,392)
Changes in operating assets and liabilities
Trade receivables	(17,539)	15,985	1,621
Inventories	(8,621)	(13,791)	6,653
Other current assets	(1,908)	(5,669)	11,558
Payables, accrued expenses and other current liabilities	(10,728)	9,489	(16,560)
Net cash provided by operating activities	13,752	44,911	28,579
Cash flow from investing activities
Net purchase of property, plant and equipment	(13,464)	(23,819)	(15,746)
Net purchase of intangible assets	(15,916)	(20,509)	(18,110)
Sale/(purchase) of equity investments	83	—	—
Sale/(purchase) of long-term assets	(5)	(17)	66
Net cash used in investing activities	(29,302)	(44,345)	(33,790)
Cash flow from financing activities
Proceeds from issuance of ordinary shares	165	—	—
Movements in bank borrowings — short term and long term	40,326	(310)	30,169
Other long term assets	(15,000)	—	(25,336)
Net cash provided/(used) by financing activities	(25,491)	(310)	4,833
Net increase (decrease) in cash and cash equivalents	9,941	255	(378)
Cash and cash equivalents at beginning of year	13,764	23,705	23,960
Cash and cash equivalents at end of year	23,705	23,960	23,582

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries
Notes to consolidated financial statements

1. Corporate events, organization and summary of significant accounting policies

     1.a Corporate events in the year ended December 31, 2003

     Ducati France S.A. changed its name from Ducati France S.A. to Ducati France S.A.S. (Società par Actions Simplifieé) on August 20, 2003, when the 0.1% minority interest was acquired by Ducati Motor Holding S.p.A.

     On January 27, 2004, Ducati Corse S.r.l. transferred 1% of the quota capital of Ducati.Com S.r.l. to Ducati Motor Holding S.p.A. by private treaty authenticated by Iacopo Bersani, public notary.

Furthermore, Ducati Benelux B.V. changed its name to Ducati North Europe B.V. on February 11, 2004.

Corporate boards

     As of December 31, 2003, the Board of Directors is made up of:

Federico Minoli	Chairman and Managing Director and member of the Executive Committee
Giorgio Seragnoli	Vice-Chairman and member of the Executive Committee
Mauro Benetton	Director
David Bonderman	Director and member of the Compensation Committee
Abel Halpern	Director and member of the Executive Committee and of the Compensation Committee
Paolo Pietrogrande	Director and member of the Compensation Committee and of the Internal Control Committee
Dante Razzano	Director and member of the Executive Committee and of the Compensation Committee
Ulrich Weiss	Director and member of the Compensation Committee and of the Internal Control Committee
A. M. Marcello Foti	Director and Chairman of the Internal Control Commitee
Andrea Lipparini	Director
Giles Thoorley	Director

     At the meeting held on March 5, 2003, the Board of Directors of Ducati Motor Holding S.p.A. (“Holding” or “DMH” or the “Parent Company”) co-opted onto the Board, pursuant to art. 2386.1 of the Italian Civil Code, Alessandro Marco Marcello Foti who, replacing Piero Ferrari who had resigned, was also appointed as a member of the Internal Audit Committee. At that meeting, the Board of Directors also confirmed Federico Minoli as Chairman of the Board of Directors and appointed him as Managing Director, granting him all the powers of ordinary and extraordinary administration exercised by the previous Managing Director, Carlo Di Biagio, as authorised by the Board of Directors on May 9, 2002 (without prejudice to the concurrent powers granted to the Board and to the Executive Committee), with the sole exception of those that by law or under the articles of association cannot be delegated. Pursuant to art. 16.3 of the articles of association, Federico Minoli, in view of his role as Managing Director, continues to have the right to sit on the Executive Committee. Following the resignation of Carlo Di Biagio, the Executive Committee has been reduced to four members; however, the powers delegated to the Executive Committee remain the same as those authorised by the Board of Directors on May 9, 2002. The Board also resolved to modify the remuneration and the special termination indemnity of Federico Minoli (both as Chairman and as Managing Director) as follows: (i) confirmation of the right to receive the retention bonuses previously allocated to him by the Board in his role as Chairman; (ii) confirmation of the allocation of an indemnity on termination as Managing Director of the Company of US$ 1.2 million; (iii) recognition of compensation as Managing Director of € 250,000; (iv) confirmation of his compensation as Chairman and CEO of Ducati North America, a subsidiary, of US$ 400,000 (plus fixed bonus and benefits).

     At the meeting held on April 8, 2003, the Board of Directors co-opted Andrea Lipparini onto the Board, pursuant to art. 2386.1 of the Italian Civil Code.

In addition, at the same Board meeting, Paolo Pietrogrande resigned as Chairman of the Internal Audit Committee since the Board had just asked him to provide certain consultancy services to the Company. Paolo Pietrogrande remains a member of the Company’s Internal Audit Committee. Subsequently, on July 7, 2003, the Internal Audit Committee appointed Alessandro Foti as Chairman of the Internal Audit Committee.

On May 6, 2003, the Shareholders’ Meeting appointed as members of the Company’s Board of Directors, until approval of the financial statements as of December 31, 2004, the two Directors (Alessandro Foti and Andrea Lipparini) previously co-opted at earlier meetings of the Board of Directors. Both new Directors have accepted their appointments. At the meeting held on May 7, 2003, the Board of Directors of the parent company also co-opted Giles Thorley onto the Board, pursuant to art. 2386.1 of the Italian Civil Code. This Director, who will remain in office until the next ordinary shareholders’ meeting, replaced David Choi who had resigned.

     At the meeting held on November 5, 2003, the Board of Directors of the Parent Company requested Paolo Pietrogrande to provide certain consultancy services to the Company on arm’s-length terms.

     Following publication of a self-regulation code of corporate governance for quoted companies by Borsa Italiana S.p.A. (the “Code”), the Company has adjusted its internal structure to the model of corporate organisation proposed by the Code; the shareholders were given adequate information regarding the new system of corporate governance at the meeting held on May 7, 2002 by means of a report prepared specifically for the purpose and on the basis of the guidelines provided by Borsa Italiana S.p.A. These documents approved on November 14, 2002, were modified slightly by the Board of Directors on November 5, 2003. With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company’s draft Control Model, as reviewed and approved by the Company’s Internal Audit Committee, at the meeting held on November 5, 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

     On November 14, 2002, the Parent Company’s Board of Directors decided to approve the Company’s Code of Ethics and related rules of conduct, including those covering insider dealing, and to grant the Chairman and the Managing Director Federico Minoli all possible powers to make any amendment to the approved text that may be thought necessary or opportune to update the rules in line with international best practice or new legal requirements. These documents were modified slightly by the Board of Directors on November 5, 2003.

Other corporate events

     In order to improve efficiency, at meetings held on March 5, 2003 (first part) and April 8, 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganization plan that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. All these terminations took place during 2003. This reorganization plan included the resignation, with effect from March 5, 2003, of Carlo Di Biagio as Director and Managing Director of the parent company and as director of various subsidiaries, as well as the termination by mutual agreement of Carlo Di Biagio’s employment contract with the Parent Company with effect from March 31, 2003. Under the terms of these agreements, Carlo Di Biagio retains all of the option rights (whether vested or not yet vested) granted to him up to March 5, 2003, which will continue to be governed by the applicable regulations of the two existing stock option plans. No further options will be granted to him. In addition, again under the terms of signed agreements, he will not receive the special indemnity on termination as Managing Director, approved by the Compensation Committee on September 6, 2000 and authorized by the Board of Directors on September 14, 2000, since the related conditions do not apply.

     The total estimated cost of the severance incentives envisaged in the above plan was originally about € 3.5 million, including costs associated with the termination by mutual consent of Carlo Di Biagio’s employment contract of € 2.2 million. Under powers delegated by the Board of Directors, the Managing Director revised this estimate to about € 4 million during 2003, given the increased number of employees included in the plan and the consequently greater cost of the severance incentives. The cost of the reorganization plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard No. 19. In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganization plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations. In the circumstances, this reorganization plan was formally approved by the Board of Directors of the parent company at meetings held on March 5, (first part) and April 8, 2003 (second part), while the revised estimate of the total cost was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on February 12, 2004.

     On May 6, 2003, the Shareholders’ Meeting of the Parent Company resolved to reclassify to the Extraordinary Reserve the Reserve for Accelerated Depreciation, € 3,311,522, that was previously approved at the Shareholders’ Meeting held on May 7, 2002. At that time, in particular, the Meeting had resolved (i) to allocate 5% (€ 98,656) of the net profit of € 1,973,110 to the Legal Reserve and the balance (€ 1,874,454) to the Reserve for Accelerated Depreciation and (ii) to reclassify € 1,437,068 from the Share Premium Reserve to the Reserve for Accelerated Depreciation in order to make up the balance of this last reserve, € 3,311,522. In particular, the Meeting resolved to reclassify the Reserve for Accelerated Depreciation to the Extraordinary Reserve since the reasons for the earlier reclassification of the Share Premium Reserve to the Reserve for Accelerated Depreciation, that is the decision not to make the related change to taxable income in the 2001 income tax declaration, had ceased to apply.

Introduction and adoption of IFRS (International Financial Reporting Standards)

     Under European Regulation No. 1606 of July 2002, all European companies with shares listed on a regulated market must prepare their consolidated financial statements in accordance with IFRS (the new name for International

Accounting Standards) starting from the consolidated financial statements as of December 31, 2005.

     This regulation applies to Ducati Motor Holding S.p.A., which is taking all necessary steps to make this transition to the IFRS. Specifically, plans are being completed both for the training of employees involved in the transition and to make technical and accounting resources available so that the impact of these new standards on the 2004 financial statements can be assessed as soon as possible, and significant accounting information made public. The main probable effects on the Italian GAAP financial statements arising from the adoption of IFRS will relate primarily to the treatment of research and development expenditure, to stock option expense and to the accounting for derivative hedging contracts for foreign exchange and interest rate risks.

Protection of personal data (Decree no. 196 of June 30, 2003)

     Ducati Motor Holding S.p.A. and its Italian subsidiaries, Ducati Corse S.r.l. and Ducati.Com S.r.l., are currently updating their security plans in accordance with the requirements of Attachment B to Decree no. 196/03, the “Privacy Code”, which regulates the technical procedures to be adopted for the computerised processing of sensitive information.

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

     On July 25 and September 26, 1996, Holding entered into certain agreements with Cagiva Group to acquire the Predecessor Business (the “Acquisition”) for consideration of both cash and 49% of the share capital of Holding (6,860,000 ordinary shares, without giving effect to the subsequent share split, with a nominal value of € 35,429 thousand). The Acquisition was accounted for as a purchase. Accordingly, the purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values as determined by a court appointed expert. The excess of the purchase consideration (excluding incidental acquisition costs) over the fair value of the net assets acquired, as calculated under Italian GAAP, was allocated, first, to identifiable intangible assets (trademark and the Cagiva Group agreement not to compete) with the remainder to “goodwill”. The allocation of the total purchase consideration was as follows (in thousand of euros):

	Initial	Adjustments	Total
Book value of liabilities in excess of assets acquired Adjustments:	(39,020)	—	(39,020)
- Property, plant and equipment	19,847	—	19,847
- “Ducati” trademark	99,263	12,911	112,174
- Other intangible assets, principally goodwill	20,475	(2,034)	18,441
Total adjustments	139,585	10,877	150,462
Amounts owed to Cagiva Group, settled subsequently	(65,136)	(10,877)	(76,013)
Ordinary shares issued as consideration (thousand)	68,600	—	68,600

     On July 30, 1998, the majority shareholders and other parties acquired the 49% interest held by Cagiva Group. Concurrent with this transaction, the Company entered into certain agreements with the Cagiva Group which provided for, among other matters, the release of the cash held in escrow ( € 16,527 thousand) and the settlement of a contingent payment due to Cagiva Group ( € 12,911 thousand) and amounts owed to the Company for the purchase price adjustment and other claims under the representation and warranty provisions of the Acquisition agreements ( € 4,395 thousand).

     In connection with a re-organization of the Ducati distributorships, subsidiaries were formed (Ducati Motor Deutschland GmbH and Ducati France S.A. during 1997, Ducati Japan KK during 1998 and Ducati Benelux B.V. and Ducati U.K. Limited during 1999) to manage distribution directly in those markets, when the distributorship rights and inventories were acquired from the third party distributors; these subsidiaries are all wholly owned. Another subsidiary, Ducati Corse S.r.l., 99% owned, was formed in 1998 to manage motor racing activity.

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

     The Group has 100% control over Ducati.Com S.r.l., whose shares were held until January 27, 2004, 99% by Ducati Motor Holding S.p.A. and 1% by Ducati Corse S.r.l.

On January 27, 2004 Ducati Corse S.r.l. transferred 1% to Ducati Motor Holding S.p.A.

1.c Summary of the significant accounting policies

Principles of preparation and consolidation

     The audited consolidated financial statements of the Company have been prepared for distribution to its shareholders in conformity with statutory reporting requirements and accounting standards issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (National Board of Public Accountants in Italy), and where these are not exhaustive, the Company has adopted standards issued by the International Accounting Standard Board (I.A.S.B.). Hereafter these have been identified as “Italian GAAP”. Italian GAAP differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net profit and shareholders’ equity is set forth in notes 29, 30 and 31. The financial statements have been reformatted from the original Italian statutory financial statement presentation to conform more closely with international presentation and include certain additional disclosures required by the U.S. Securities and Exchange Commission (the “SEC”).

     The consolidated financial statements include the financial statements of Ducati Motor Holding S.p.A. and its majority owned subsidiaries: Ducati Corse S.r.l., Ducati North America Inc., Ducati France S.A.S., Ducati Motor Deutschland GmbH, Ducati Japan KK, Ducati Benelux B.V., Ducati UK Limited and Ducati.Com S.r.l.. These subsidiaries have been consolidated from their respective dates of acquisition. All significant inter-company balances and transactions are eliminated on consolidation.

     Cash and cash equivalents

     The Company considers all highly liquid investments with the original remaining maturity of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit are valued at the lower of either cost or market value.

     Accounts receivable

     Accounts receivable are stated at nominal value net of an allowance for doubtful accounts. When a receivable is factored with recourse, the corresponding amount is included as a trade receivable until the receivable is settled by the principal. Advances received from factoring companies are presented as a liability in the balance sheet. When a receivable is factored without recourse, the receivable is considered settled and is discharged as such.

     In December 2002, the Parent Company Ducati Motor Holding S.p.A. signed a contract, pursuant to Law 130/99, for a revolving securitization of trade receivables, to be sold without recourse, for a period of five years.

     The information required to be disclosed by CONSOB communication no. DAC/RM/97003369 of 9/4/1997 on accounting for securitization operations is given below.

     The Company completed the first tranche of the securitization operation on December 30, 2002. Further transfers were made on February 26, March 31, April 22, May 21, June 30, July 28, August 28, September 28, October 24, November 27 and December 23, 2003; being a revolving type of transaction operation, the other tranches will be completed in 2004 and subsequent years. The receivables were assigned, without recourse, to Ducati Desmo Finance 1 S.r.l. (“DDF1”), (a special purpose vehicle company set up specifically for this purpose in accordance with Law 130/99). DDF1 is owned by two Dutch foundations, Stichting Syros and Stichting Kea, in which the Ducati Group does not have any kind of interest, pact or agreement that might imply its classification as a controlled or related party. In this initial phase, DDF1 financed the purchase of the receivables by means of a bridge loan granted by IntesaBCI. During the course of 2003, DDF1 financed itself by issuing bonds with a nominal value for € 43 million, of which € 33 million are Class A and € 10 million are Class B.

The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. on June 30, 2003 were issued with a maturity date of July 28, 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on the 28th day of January, April, July and October of each year. They are classified as financial fixed assets since they cannot be sold during the two years subsequent to their subscription date. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.D.F.1 and mostly taken up by Romulus Funding Inc.).

The above bonds replaced the bridge loan granted by Banca Intesa to finance the transaction up to June 30, 2003. Certain foreign subsidiaries also became involved in the securitization arrangements during 2003.

Ducati France formally entered the program for the securitization of trade receivables at the end of June 2003, and made the first disposal in the following month.

Ducati Motor Deutschland and Ducati UK entered the securitization program at the time of the December 2003 disposal. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the vehicle.

The total nominal value of the assigned receivables, the collected amount and the deferred amount as of December 31, 2003, are the following (in millions of Euro):

	2003	2002
Nominal value of receivables sold to the DDF1 (turnover)	116.00 *	26.70
Payments received from the DDF1	110.10	20.00
Interest and expenses	0.80	0.20
Amount deferred	5.10	6.50

* inc. AUD 3.8 million and CHF 3.1 million

EFFECT ON THE FINANCIAL POSITION
Receivables not collected by the DDF1 and not yet due	34.30	26.70
Receivables not collected by the DDF1 but due	3.00	—

Total receivables to be collected by DDF1	37.30	26.70
Amount deferred	(5.10)	(6.50)
Receivables collected by DMH on behalf of the DDF1 but not yet paid over to that entity	(0.50)	—

Total effect on the financial position	31.70	20.20

The amount of € 31.7 million as of December 31, 2003 (€ 20.2 million as of December 31, 2002) represents the amount already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. Accordingly, in the absence of securitization, the Group’s receivables and net short-term borrowing position as of December 31, 2003 would have been greater by € 31.7 million (€ 20.2 million as of December 31, 2002).

Since the securitization is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption at the date of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The amount due from the vehicle company as of December 31, 2003 is classified among trade receivables for clearer comparison with prior periods and because of the commercial nature of the sold receivables. The initial costs associated with this revolving securitization, totaling € 1,052 thousand, have been recorded as deferred charges and will be amortized over five years. This period reflects the expected duration of the operation, since the portfolio sold is considered to be of high quality and, as such, the risk that the revolving securitization will terminate early is deemed to be remote.

Ducati has retained servicing of the receivables (collection, remittance and other similar activities) sold as part of the securitization transaction. Amounts collected by Ducati for receivables sold are transferred to DDF1 on a daily basis.

Exchange differences and commissions associated with the securitization are reflected in the statement of operations.

The securitization essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. This risk was taken into account when determining the allowance for doubtful accounts.

In addition, Ducati North America Inc. is exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold.

Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of DDF1 and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up, except for as a result of uncollected receivables.

During 2003, as part of the securitization of trade receivables, San Paolo IMI S.p.A., a financial institution, issued a guarantee on behalf of Ducati Motor Holding S.p.A. in favour of DDF1 for a maximum amount of € 4 million, to guarantee the commitment of Ducati Motor Holding S.p.A. to reimburse D.D.F.1 for any amounts deducted by debtors, on the settlement of amounts already transferred, in recognition of rebates granted by the company on the achievement of their sales targets.

Own shares

     In accordance with art. 2424 of the Italian Civil Code, own shares are either classified as financial fixed assets or as current financial assets, depending on the reason for holding them. At the time that own shares are recorded as an asset, a corresponding non-distributable equity reserve is denominated: “Reserve for own shares held”.

     Own shares are originally recorded at purchase cost.

     Their subsequent valuation depends on whether the directors have classified them as financial fixed assets or among current assets. In the first case, the book value of the shares is only written down to reflect any permanent reductions in their value; in the second case, if applicable, they are stated at the lower of cost or their estimated “realisable value” determined with reference to market conditions” in accordance with art. 2426 of the Italian Civil Code.

     Any write downs are charged to the statement of operations as a financial expense and a matching amount is released from the reserve for own shares held.

     Shares owned at December 31, 2003 are classified among current assets to the extent that the directors have decided to make them available for trading.

     The own shares held by Ducati Motor Holding S.p.A. represent about 0.18% of the total number of issued shares.

     Accounts payable

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

     Assets acquired under capital leases are recorded in accordance with International Financial Reporting Standards, which require that where the necessary conditions are met, such assets are recorded at the present value of minimum lease payments and the obligation under capital leases is recognized as a liability. The related assets are then amortized over their useful economic lives.

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

     Revenue and cost recognition

     Revenues for motorcycle sales are recognized when title passes to the customer or when substantially all risks and rewards associated with the goods have been transferred, usually the date of shipment to Ducati’s independent importers or dealers. Revenues from services are recognized when services are rendered to the independent dealer or other third party. Costs are recognized on the accruals basis, and the costs of racing pilots and teams being recognized over the terms of their contracts.

     Grants

     The grants envisaged in the contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities are recorded as other operating revenues on expiry of the contractually-agreed payment period of 60 days from the presentation of the related progress reports. Ducati Motor Holding S.p.A. believes, pursuant to art. 4.5 of Concession nos. 88 of August 5, 2002 and 87 of August 5, 2002, that if 60 days elapse from the date of presenting progress reports and the related documentation in a formally and technically complete fashion, without any objection from the Ministry for Productive Activities or the Program Manager (San Paolo IMI), then it is entitled to collect the grants as their receipt has become certain, even though they will only be paid out when the related liquidity becomes available to the Ministry of the Productive Activities.

Advertising costs

     Advertising costs are expensed as incurred.

     Research and development

     Research and development costs, comprising principally the cost of personnel, materials and external consultants employed in that activity, are capitalized as an intangible asset for specific product development projects; otherwise, such costs are expensed as incurred under “cost of goods sold (excluding depreciation)”. Capitalized research and development costs for the years ended December 31, 2001, 2002 and 2003 amounted to € 13,307 thousand, € 16,529 thousand and € 12,969 thousand respectively; these include projects in progress not yet amortized at the year end. Expensed research and development costs for the years ended December 31, 2001, 2002 and 2003 amounted to € 3,893 thousand, € 4,879 thousand and € 5,024 thousand respectively.

     Concept costs

     Concept costs incurred in the development of the “Ducati” image are capitalized as an intangible asset and amortized on a straight line basis, depending on the nature of the cost, over estimated useful lives of five to seven years. Capitalized concept costs for the years ended December 31, 2001, 2002 and 2003 amounted to € 27 thousand, € 0 thousand and € 0 thousand, respectively.

     Employee benefit plans

     Leaving entitlements principally reflect the liability to employees in Italy when they leave their employment, calculated in conformity with current Italian legislation, and are based on a percentage of remuneration. The full amount of the employees’ vested benefits is accrued. The liability is adjusted on the basis of the official inflation rate. There is no funding requirement associated with this liability. Leaving entitlements charged in the years ended December 31, 2001, 2002 and 2003 amounted to € 1,954 thousand, € 2,298 thousand and € 2,375 thousand, respectively.

     Provision for risks and charges

     Provision for risks and charges are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

     Product warranty

     Product warranties are accrued based upon the estimated warranty cost per unit sold and recognized as part of “selling, general and administrative expenses (excluding depreciation)”. Product warranty expense for the years ended December 31, 2001, 2002 and 2003 amounted to € 8,505 thousand and € 11,121 thousand and € 4,738 thousand, respectively.

     Foreign currency transactions

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

     Translation

     The functional currency of the Company’s foreign subsidiaries is the respective local currency of that foreign subsidiary. The financial statements of the Company’s subsidiaries are translated into Euro based on:

– the exchange rate at balance sheet date for assets and liabilities;

– the historical exchange rate for share capital and equity reserves;

– the average exchange rate in each period for statement of operations.

     The resulting translation difference is recorded as foreign currency translation adjustments, directly in shareholders’ equity.

     Derivative financial instruments:

          Interest rate swap agreements

     Interest rate swap agreements designated to change the interest characteristics of long-term debt are accounted for on an accrual basis. The interest differential between the amounts received and paid is classified as interest expense.

          Forward exchange contracts

     Gains and losses on forward exchange contracts are deferred where the contract is designated on stipulation to a commitment or a forecasted sale transaction.

     The premium or discount of forward exchange contracts is recognized as an expense/income over the term of the contract.

     Bonds

     Bonds are recorded at their nominal value at the time of subscription, net of buybacks. The related issue discount, being the difference between nominal value and the amount collected, is charged to financial section of the statement of operations on an accruals basis.

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

2. Cash and cash equivalents

     At December 31, cash and cash equivalents were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Bank and postal accounts	23,837	23,541
Cash on hand	95	41
Certificates of deposit and securities purchased under resale agreements	28	—

	23,960	23,582

     Certificates of deposit and securities purchased under resale agreements represented cash equivalents derived from ongoing treasury management activities.

3. Trade receivables, net

     At December 31, trade receivables, net, were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Trade accounts receivable	86,230	83,735
Allowance for doubtful accounts	(4,188)	(3,314)

	82,042	80,421

     The allowance for doubtful accounts at December 31, 2003 refers to the collection risk related to the group customers including in particular those of Ducati North America Inc, Ducati Corse S.r.l., Ducati France S.A.S. and Ducati UK Ltd.. The decrease in the allowance for doubtful accounts refer to a foreign customer that went bankrupt in 2003; that receivable has been written off to the statement of operations and the related allowance provided for in previous years has been reversed.

     The comparison between the trade receivables balances as of December 31, 2003 and 2002 is affected by the securitization transaction described above. The net effect of the securitization on trade receivables at December 31, 2003 and 2002 is € 31.7 million and € 20.2 million, respectively.

     The amount due from DDF1 of € 5.1 million at December 31, 2003 (€ 6.5 million as of December 31, 2002) represents the deferred purchase price of the securitization transaction; it is classified under trade receivables so as to provide a better comparison with the previous year, as the receivables assigned are trade-related.

4. Inventories

     At December 31, inventories were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Raw materials, ancillary materials and consumables	8,341	7,386
Work in progress	16,357	14,985
Finished products and goods, and spare parts	92,115	89,464
Allowance for slow-moving and obsolete inventory	(5,386)	(7,061)

	111,427	104,774

     The allowance for slow-moving and obsolete inventory primarily relates to spare parts, supplies of which are in general retained for a period of ten years subsequent to sale. As a result, the quantity of spare parts in inventory may be greater than requirements and an allowance has been established to cover the probable losses on such inventory.

     The company is obliged by current regulations to carry sufficient spare parts for an after-sales period of at least 10 years and therefore the allowance reflects an estimate of the extent to which inventories exceed actual requirements. An allowance for accessories is calculated based on an analysis, which takes into account the real market value of the inventories concerned and expected requirements, considering the historical levels of usage and sales.

5. Other current assets

     At December 31, other current assets were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
VAT receivable	3,768	2,200
Tax authorities	2,038	2,319
Suppliers	2,191	1,401
Own shares	—	391
Other amounts receivable	1,074	2,111
Prepaid expenses	4,636	5,273

	13,707	13,695

     Receivables from the tax authorities mainly comprise withholding taxes on interest earned by the Company and on dividends received, as well as corporation tax for those subsidiaries, which have paid amounts in excess of their tax liability for the year and other receivables from foreign subsidiaries. Receivables from suppliers comprise primarily advance payments on imports. Other amounts receivable at December 31, 2003 include € 1,274 relating to grant due from the Ministry for Productive Activities. Prepaid expenses mainly refer to insurance policies, sponsorship contracts, prepaid bank charges and interest and prepaid rent. Prepaid expenses include also a deferred loss of € 3,492 thousand (€ 3,194 thousand as of December 31, 2002) relating to forward hedging contracts.

     Ducati Motor Holding S.p.A. purchased own shares during June 2003. These purchases were made in accordance with the shareholders’ authorisation dated May 7, 2002 and were disclosed to Consob on a timely basis. As of December 31, 2003, the company holds a total of 293,235 own shares at purchase price, valued at the lower of cost or market value, determined with reference to their market price at year-end of € 1.3334 per share. As the cost of acquisition is lower than market value at year-end, no adjustment was made.

6. Property, plant and equipment, net

     At December 31, property, plant and equipment, net, were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Land and buildings
Cost	29,302	30,153
Accumulated depreciation	(5,298)	(6,499)
Net book value	24,004	23,654
Plant and machinery
Cost	28,288	31,180
Accumulated depreciation	(12,985)	(15,780)
Net book value	15,303	15,400
Industrial and sales tooling/equipment
Cost	42,299	54,023
Accumulated depreciation	(23,056)	(31,656)
Net book value	19,243	22,367
Other
Cost	9,730	10,350
Accumulated depreciation	(4,234)	(5,656)
Net book value	5,496	4,694
Construction in progress and payments	2,356	1,052

	66,402	67,167

     Property, plant and equipment include € 2,055 thousand for leasehold improvements. These improvements refer to a building involved in a sale and lease-back transaction, as explained in the note “Leasing” and are amortized over their estimated useful life.

     Ducati Motor Holding S.p.A. and, starting from year 2002, its subsidiary Ducati Corse S.r.l. have entered into capital lease agreements for machines and machining centers and industrial buildings. The original cost of these assets amounted to approximately € 6,923 thousand at December 31, 2003 for machines and machining and € 23,622 thousand for industrial buildings.

Leasing

     As of December 31, 2003, the Group has entered the following lease contracts relating to:

•	machinery and work stations; and

•	an industrial building for € 23,622 thousand.

     These assets have been recorded in the statutory financial statements of Ducati Motor Holding S.p.A. and its subsidiary Ducati Corse S.r.l. according to current Italian legislation, by which lease installments are charged to the statement of operations as incurred with the commitment for residual installments appearing in the memorandum account “commitments and contingent liabilities”. The related assets are recorded among property, plant and equipment only when they are redeemed. This practice is in line with current fiscal legislation.

     As of June 29, 2001, the Parent Company completed a “sale and lease-back” transaction involving an industrial building. This refers to a part of a building complex used for production purposes located in Via A. Cavalieri Ducati 3, Bologna. The transaction involved selling the building at around book value to Locafit Locazione Macchinari Industriali S.p.A., a leasing company, for € 20,710 thousand, with a sale contract notarised by Iacopo Bersani (notary public) on June 29, 2001, repertory no. 24473/4192, and signing a lease contract with the same company. This contract has a duration of 8 years from the date it was signed.

     By way of consideration for the finance lease on the building, Ducati Motor Holding S.p.A. will pay Locafit SpA € 24,767 thousand plus VAT in 32 quarterly installments, as established in the contract. This lease back transaction has been accounted for as a borrowing.

     Effective 2001, the Group has chosen to use the recommended accounting principle for the consolidated financial statements, considering the significance of the sale and lease-back transaction. The accounting principle currently adopted is described note 1.c.

7. Intangible assets, net

     At December 31, intangible assets, net, were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Incorporation and expansion costs	468	240
Research and development costs	21,416	24,938
Concept costs	77	21
Patents and rights on inventions	4,087	3,239
Licenses, trademarks and similar rights	76,825	71,248
Goodwill due to 1996 transaction	14,765	13,643
Non Compete agreement	1,378	346
Goodwill on consolidation	959	814
Deferred charges and advances	6,054	6,738
Incidental costs of share offering	2,311	427
Other	2,178	3,067

	130,518	124,721

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

     Licenses, trademarks and similar rights represent principally the purchase of the “Ducati” trademark in the Acquisition. This item, in previous years, was reduced by € 465 thousand on the sale of the “Moto Morini” trademark, which had been purchased at the Acquisition, and sold at a small loss.

     During 2003, the Parent Company took advantage of Law 342 dated November 21, 2000, as modified by art. 2.25 of Law 350 dated December 24, 2003 (the 2004 Finance Law) regarding the revaluation of assets.

     In particular, the Parent Company increased as of December 31, 2003 the net book value of the brand name recorded in its statutory accounts to reflect the value reported in the consolidated financial statements at that date. The alignment of the two net book values will also remain for the future since, following the abrogation from 2004 of art. 2426.2 of the Italian Civil Code (exceptions for fiscal purposes), the Parent Company will no longer be able to justify for tax reasons the provision of amortisation in excess of that charged in the consolidated financial statements using economic-technical rates. Accordingly, the revaluation pursuant to Law 350 of December 23, 2003 recorded in the statutory financial statements of the Parent Company has not affected the net book value of the brand name reported in the consolidated financial statements.

     The resulting value does not exceed the economic life expressly referred to in Law 342/2000, since it is not greater than the value determined as of 31 December 2003 of the effective future economic benefit to the company deriving from use of the brand name. At the request of the Parent Company, an opinion on the fairness of this revaluation dated February 9, 2004 was obtained from Paolo Penzo, certified accountant.

     After deducting 19% flat-rate taxation amounting to € 5,167 thousand from the revaluation surplus of € 27,194 thousand, the Parent Company has credited the net balance, € 22,027 thousand, to a specific revaluation reserve which cannot be used for any other purpose.

     The resulting impact on the 2003 consolidated financial statements of the revaluation of the trademark was an increase of € 5,167 thousand in current taxes due for the substitutive tax to be paid on revaluation, a decrease of € 10,401 thousand in deferred tax liabilities previously recorded on the temporary difference between the trademark value on the consolidated financial statements and its tax basis, and an increase of € 5,234 thousand in other non-operating income (see note 26).

     Amortization on trademark is calculated in the consolidated financial statements over a period of 20 years. The useful life of the “Ducati” trademark is difficult to determine with accuracy as it is dependent on the expected life and development of the business, even though these are forecast to span over a long period of time. For this reason, amortization has been calculated over 20 years, which is the maximum period currently allowed under Italian accounting principles for the amortization of intangible fixed assets such as trademarks.

     Goodwill

     Relating to the 1996 transaction: this represents the additional value attributed at the time of the Acquisition to the “Ducati” business in excess of the identifiable assets and liabilities of the Predecessor Business and as adjusted for certain related costs incurred after the Acquisition. The useful life of this goodwill is difficult to determine with accuracy as it is dependent on the expected life and development of the business, even though these are forecast to span over a long period of time. For this reason, amortization has been calculated over 20 years.

     Goodwill on consolidation: € 1,291 thousand was incurred in 1998 when the distribution networks in France and Germany were acquired; this is being amortized over a period of 15 years, according to expected useful economic life. Goodwill of € 91 thousand was incurred in the year ended December 31, 1999 when the distribution network in the Benelux countries was acquired; this is being amortized over a period of 5 years, its expected useful economic life. The increase of € 152 thousand during the year ended December 31, 2000 relates to the goodwill paid for the acquisition of the UK sales network, to be amortized over 3 years. This item also includes € 129 thousand of goodwill of Gio.ca Moto International S.r.l. (now merged with Ducati Motor Holding S.p.A.) which is being amortized over 5 years.

     Non compete agreement: a non-competition agreement was signed by the Parent Company and the holding company of the Cagiva Group in connection with the acquisition of the Ducati business in 1996. This amount is being amortized on a straight line basis of 7 years and 6 months and amounts to € 346 thousand at December 31, 2003, net of accumulated amortization.

      Deferred charges and advances at December 31, 2003 relate to research and development capital work in progress of € 4,021 thousand and other advances for € 2,717 thousand.

     Incidental costs of the share offering, comprising underwriters’ discounts, commissions, consultant/auditor fees and other offering expenses, are being amortized for a period of 5 years from the date that the Company listed for trading on a public stock exchange.

     Other intangibles at December 31, 2003 include:

—	€ 266 thousand relating to bank commissions incurred for the notes issued by the Parent Company on May 31, 2000, with maturity on May 31, 2005. The cost is being amortized on a straight-line basis over the life of the bond which is scheduled to be repaid in a lump-sum on May 31, 2005.

—	€ 772 thousand reflecting the capitalization of costs incurred on the securitization project described above. The estimated useful life of these costs is 5 years, being the duration of the project.

—	€ 2,029 thousand relating to amounts granted to certain Ducati suppliers in order to finance their acquisition of moulds and machinery. These amounts are amortized over the life of the contract with the related suppliers, typically five years.

Other intangible assets are amortized on a straight-line basis over 3, 5 and 7-year periods.

8. Equity investments

     At December 31, equity investments were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Associated companies:
Other Shareholdings:
ANCMA—Associazione Nazionale Costruttori Motocicli e Accessori (National Association of Motorcycle Constructors)	2	2
Consorzio Diamante	10	10

	12	12

9. Other long-term assets

     At December 31, other long-term assets were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Credit Link	15,000	15,000
Asset-backed securities	—	10,000
Prepaid tax payments on employees’ leaving entitlement	198	110
Other long-term assets	418	440

	15,616	25,550

     Credit Link. During 2001, Ducati Motor Holding S.p.A. initiated a financial operation called “Credit Link” for € 15.0 million which is strictly connected to the issuance of the Bond Loan and in particular, to the risk of default on this loan. The risk of default refers to the non- performance by Ducati Motor Holding S.p.A. of financial obligations related to the loan up to a maximum of € 15.0 million. This transaction, the purpose of which was to maximize the benefit of liquid funds generated during 2001, was formalized by acquiring a bond issued by the Dutch subsidiary of Banca Nazionale del Lavoro, which yields an annual deferred coupon of 5.89%. It was issued on July 2, 2001 with expiry on May 31, 2005. Maturities of the Credit Link and related interest installments are tied to those of the Bond Loan.

     As of December 31, 2003, Asset-backed Securities relate to the Class B notes purchased by Ducati North America Inc. These notes, which are subordinate to the Class A notes, are part of the securitization transaction described above. These notes were issued with a maturity date of July 28, 2009 and earn interest at 3-month Euribor, paid quarterly on the 28th day of January, April, July and October of each year. They are classified among financial fixed assets since they cannot be sold for two years subsequent to the date of subscription.

     Prepaid tax payments on employees’ leaving entitlements relate to payroll taxes prepaid on the entitlements accrued at the balance sheet date, as per Act 28/05/97 no.140 implementing Law-Decree D.L. 28/03/97 n.79.

     Other long-term assets mainly consist of deposits for rented properties and utilities.

10. Borrowings

     At December 31, short-term bank borrowings were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Revolving credit facility	39,287	65,576
Other	6	11

	39,293	65,587

     At December 31, long-term debt was comprised as follows:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Current portion	3,230	3,740
Non-current portion	91,000	81,882

	94,230	85,622

     At December 31, 2003 the amount due to banks within 12 months was € 65,587 thousand. This relates for € 65,576 thousand to the bank borrowings of Ducati Motor Holding S.p.A., the Parent Company, and for € 11 thousand to Ducati U.K. Ltd.

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

     On May 18, 2001, Ducati Motor Holding S.p.A. repurchased two tranches of this bearer bond on the market at a nominal value of € 4 million and €5 million respectively with payment taking place on May 23, 2001. The first tranche of € 4 million was purchased at € 101.23, with a purchase discount of € 49,200; the second tranche of a nominal €5 million was purchased at € 101.25, with a purchase discount of € 62,500.

     During 2003, Ducati Motor Holding S.p.A. also repurchased three further tranches of the bearer bond issued on May 31, 2000 with maturity on May 31, 2005, as follows:

	Nominal value	Payment date	Value date
First tranche	5,000,000	26/03/2003	31/03/2003
Second tranche	5,336,000	03/04/2003	08/04/2003
Third tranche	5,000,000	24/10/2003	28/10/2003

     The first tranche with a nominal value of € 5,000,000 was acquired at a price of 103.15 with a purchase premium of € 157,500; the second tranche with a nominal value of € 5,336,000 was acquired at a price of 102.4 with a purchase premium of € 128,064; the third tranche was acquired at a price of 102.9 with a purchase premium of € 145,000. The related costs have been reclassified as financial charges.

     The Company has cancelled all securities repurchased, so the bond is shown net of repurchases.

     Long-term debt includes also a medium-term loan of € 5 million and this loan, obtained on October 27, 2003, is repayable within 18 months less one day (that is May 26, 2005) and bears interest at 3-month Euribor + 85 basis points. Simultaneously, the Company entered into an interest rate swap to pay fixed interest at 2.72% and receive interest at Euribor. The net effect of this swap is that the Company has fixed its interest rate at 3.57% p.a..

     See also the note on “Other securities” in connection with the “Credit Link” operation.

     Current portion of long-term debt and other short-term borrowings at December 31, are detailed below:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Short-term borrowing	39,287	65,576
Current portion of the term loan	3,230	3,740
Other	6	11

	42,523	69,327

11. Accounts payable—trade

     At December 31, accounts payable to suppliers were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Accounts payable to Italian suppliers	29,454	48,768
Accounts payable to foreign suppliers	18,118	12,583
Accrued invoices (mostly due from Italian suppliers)	47,540	28,152

	95,112	89,503

12. Accrued expenses and other liabilities

     At December 31, accrued expenses and other current liabilities were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Advances received	2,806	3,137
Social security payable	2,415	2,697
Other liabilities	6,074	6,562
Accrued expenses	4,850	3,534

	16,145	15,930

     Other liabilities mainly represent amounts due to employees, directors and insurance brokers.

     Accrued expenses include accrued interest of € 2,869 thousand on the notes issued on May 31, 2000, as more fully explained in note 10. The interest accrual has been calculated in accordance with the terms and conditions of the note agreement, namely a coupon rate of 6.5% per annum.

     This balance also includes deferred income for the grant received by the former subsidiary Ducati Motor S.p.A., now merged with Ducati Motor Holding S.p.A., from the Ministry of Industry under Law 140 by way of automatic incentives for innovation. The full amount of the grant, € 421 thousand, was booked as other income in 2000, with deferral of the portion relating to subsequent years.

     This item includes also € 11 thousand related to contributions recognized to Ducati Corse S.r.l. by the Ministries of Education, University and Research and relates to contracts between Ducati Corse S.r.l. and the universities of Padova,

Bologna and Perugia. These contributions represent 60% of costs incurred and are shown under “other income and revenues” and deferred for the portion pertaining to the amortization period.

13. Provisions for risks and charges

     Provisions for risks and charges include provisions for the following:

     Product warranty for € 6,296 thousand as of December 31, 2003, of which € 2,518 thousand relates to medium/long-term amounts, derives from an historical analysis of the labour and material costs incurred in relation to individual models, having regard for the related number of motorcycles still under warranty (sold to the end market over the last 24 months), and from an estimate of the cost of recall campaigns that might be required in future. The decrease over the year was mainly due to the following reasons:

•	lower sales and consequent decrease in the number of motorcycles covered by warranty;

•	lower warranty costs experienced in relation to 2002 and 2003 models (currently under warranty) with respect to the models sold in prior years;

•	improved management of warranty costs as part of the wider programme of cost reductions implemented by the Group;

•	more precise analysis of the historical trends in warranty costs and spare parts depreciations used to determine the size of the provisions.

Legal actions € 222 thousand as of December 31, 2003, comprises:

•	€ 23 thousand for legal disputes with an importer. A temporary executive order dated September 14, 1998 from the Commercial Court of Liege ordered the Company to pay 50,575,794 Belgian Francs (equal to € 1,254 thousand) to its previous distributor, Performance S.A. (“Performances”), following the cancellation of the distribution contract. In execution of this requirement, Performances seized and sold at auction 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale were 27,835,078 Belgian Francs, including expenses and VAT (equal to € 690 thousand). With a ruling dated May 27, 1999, later confirmed by an unappealable judgement from the Belgian Supreme Court dated June 21, 2001, the Appeal Court of Liege declared that the Belgian judge had no jurisdiction and annulled the sentence of the Commercial Court dated September 14, 1998. As a consequence, the Company took a series of actions against Performances designed to recover the proceeds of the auction sale, excluding VAT and part of the legal expenses, totalling about 23 million Belgian Francs (equal to about € 570 thousand). Performances and Jet Set Car were declared bankrupt on October 14, 1999 and October 23, 2000, respectively. At the present date, it appears very probable that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds mentioned. For this reason, no receivables have been recorded in relation to the counterparty since the likelihood of recovering the auction proceeds is considered to be somewhat remote. The provision as of December 31, 2003 is deemed to be adequate to cover expected legal costs.

•	€ 102 thousand for legal risks recorded by the German subsidiary in relation to a dispute with a dealer.

•	€ 37 thousand relating to the M. Hailwood agreement. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. have been called before the New Jersey District Court by the widow of the famous motorcyclist Mike Hailwood, acting presumably as a trustee of his estate. Mrs Hailwood maintains that by marketing and selling a model called the MH900e, using Mike Hailwood’s initials as a tribute to his memory and his career, the Company has violated the brand license that protected his name and initials, and the related promotion rights, both of which belong to Mr Hailwood’s estate. Mrs Hailwood has asked for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company from using Mike Hailwood’s name and initials any more. In order to settle the dispute, an agreement has been reached between the Company and the counterparty. This agreement, which envisages paying € 375 thousand to the counterparty for the definitive closure of the dispute, in addition to other agreements for future collaboration with the heir D. Hailwood; € 338 thousand has already been paid to the counterparty as of December 31, 2003. The remaining € 37 thousand is awaiting payment.

•	€ 60 thousand recorded by Ducati North America Inc. as a provision for claims from former Cagiva Group employees to cover risks associated with the legal action taken by a former Cagiva group employee seconded to Cagiva North America, Inc. (now Ducati North America Inc.). In addition, Ducati Motor S.p.A. was also involved in a dispute with the same former Cagiva group employee which was settled in May 2003 without cost to the Company.

The Ducati Group is also party to several legal proceedings that have arisen in the ordinary course of business. In particular, the Ducati Group is party to a legal dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on Ducati Motor S.p.A. claiming around € 6,714 thousand (Lire 13 billion) in alleged damages suffered by Virginio Ferrari Racing and by Mr. Virginio Ferrari following the claimed failure of Ducati Motor S.p.A. to honour its supposed obligation to sponsor the racing team for three years. The Ducati Group believes that this claim is unfounded and, consequently, has not made any related provisions in the consolidated financial statements as of December 31, 2003.

•	Provision for corporate reorganization: € 11 thousand: as discussed above, at meetings held on March 5, 2003 (first part) and April 8, 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganization plan designed to improve efficiency that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. These terminations took place during 2003. The total estimated cost of the severance incentives envisaged in the above plan was originally approximately € 3.5 million. Under powers delegated by the Board of Directors, the Managing Director revised this estimate to approximately € 4 million during 2003, given the increased number of employees included in the plan and the consequently greater cost of the severance incentives. The cost of the reorganisation plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard No. 19. In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganisation plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations. In the circumstances, this reorganization plan was formally approved by the Board of Directors of the Parent Company at meetings held on March 5 (first part) and April 8, 2003 (second part), while the revised estimate of the total cost of the plan was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on February 12, 2004. The provision of € 11 thousand reflects residual amounts relating to the plan as of December 31, 2003.

Movements in the total of provisions for risks and charges for the periods presented were as follows:

	Short-term portion	Long-term portion	Total
	(€ ‘000)
December 31, 2001	9,148	3,305	12,453
Increases	7,831	3,998	11,829
(Decreases)	(8,128)	(3,305)	(11,433)
Foreign exchange net	(274)		(274)
December 31, 2002	8,577	3,998	12,575
Increases	6,274	2,518	8,792
(Decreases)	(14,546)	—	(14,546)
Reclassifications	3,998	(3,998)	—
Foreign exchange net	(292)		(292)

December 31, 2003	4,011	2,518	6,529

14. Income and other taxes payable

     Income and other taxes payable mainly include the income, property and other non-income taxes due by each company in the Ducati group and withholdings of tax made by the Company yet to be reimbursed at the balance sheet date. The balance also includes the amount of € 5,167 thousand due for substitutive tax to be paid on the revaluation, as described above.

15. Employees’ leaving entitlements

     The movements in this account, which primarily relates to the entitlement under Italian law as outlined in note 1, were as follows:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Balance at the beginning of the year	5,719	7,126
Charge for the year	2,298	2,375
Foreign exchange, net	(13)	(18)
Payments	(878)	(1,233)
Other reclassifications	—	27

Balance at the end of the year	7,126	8,277

16. Other long-term liabilities

     At December 31, other long-term liabilities were comprised of the following items:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Other finance obligations	17,792	14,939

     The decrease as of December 31, 2003 is due to the lease installments repayment falling in the year 2003. This item includes amounts due beyond December 31, 2008 of € 1,602 thousand.

17. Shareholders’ equity

Share capital

     The share capital of the Parent Company, Ducati Motor Holding S.p.A., as of December 31, 2003 is unchanged versus December 31, 2002.

Share premium reserve

     The share premium reserve, detailed below, as of December 31, 2002 amounted to € 19,879 thousand and € 19,488 thousand as of December 31, 2003. The gross value of the share premium reserve has been formed over the years as follows:

	Par value	Share premium	Total
Balance at December 31, 2001	10,117	21,316	31,433
Allocation to accelerated depreciation reserve		(1,437)	(1,437)
Balance at December 31, 2002	10,117	19,879	29,996
Allocation to reserve for own shares held		(391)	(391)
Balance at December 31, 2003	10,117	19,488	29,605

     The decrease compared with the previous year of € 391 thousand reflects the reclassification to the reserve for own shares held, as described in the related note.

     At December 31, 1999, the shareholders have authorized a share capital of up to 165,148,148 shares, including future split share capital increases excluding “pre-emptive” rights, to service 8,148,148 share options granted under the 1997 Plan described in note 18 (approved at the extraordinary shareholders’ meeting of Ducati Motor Holding S.p.A. held on September 7, 1998). Subsequently, at a meeting on May 2, 2000, the shareholders authorized the issuance of up to 12,000,000 shares, excluding preemptive rights, in connection with the granting of stock options in the years 1999 through 2002 under the 1999 Plan, as described in note 18.

     Furthermore:

•	the by-laws of the Parent Company provide that the Board of Directors is authorized to resolve, by majority vote of its members, a share capital increase of up to € 25,822,845 (Lit. 50,000,000,000) by one or more issues of ordinary or preference shares to be offered to the Company’s shareholders by August 30, 2003, with the power to establish the issue price on each occasion, including any premium for the shares and the date from which they carry dividend rights. The above mentioned authorization expired on August 31, 2003.

•	the shareholders at the extraordinary meeting of September 7, 1998 voted to grant the Board of Directors the power to issue in one or more blocks, but in any case by and not beyond August 30, 2003, bearer or registered bonds (convertible or non-convertible) and/or warrants, up to a maximum amount equal to the subscribed and paid-in share capital, shown in the latest financial statements to be approved at the date of the Board of Directors’ meeting approving the bond issue in question. This amount may be increased, pursuant to the resolution of the Inter-ministerial Committee on Credit and Savings on March 3, 1994 adopted on the basis of article 11 of Decree 385/93, if the Company’s shares are traded on a regulated market at this date, by the amount of any equity reserves shown in the same financial statements, and in the case of an issue of convertible bonds or with warrants, with the further restriction resulting from the conditions set out below. The Board of Directors was granted the widest power to establish the bond’s issue price and all its conditions on each occasion, including the exchange ratio, the period and the procedures for converting convertible bonds and all the conditions for exercising the warrants. The Board of Directors was also granted the power to determine the extent and all the procedures for the capital increase destined to cover any conversion of these bonds and the exercise of these warrants, but with the limitation that such an increase may be approved by the Board of Directors using the power to increase share capital granted it exclusively under article 7.2 of the by-laws, and so respecting the maximum amounts and all the terms indicated therein, such that the Board of Directors may not authorize any other capital increase, other than that authorized under article 7.2 of the by-laws. The above mentioned authorization expired on August 31, 2003.

At December 31, 2003, the following entities held an interest in the Parent Company in excess of 2% of the issued share capital:

	Number of share	%
TPG Motorcycle Acquisition, L.P.	52,657,750	33.22%
Harris Associated L.P.	11,999,776	7.57%
Giorgio Seragnoli	7,815,692	4.93%

     Other reserves

     The Company has certain other reserves, comprised of:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Legal reserve	287	287
Statutory reserve	146	146
Extraordinary reserve	2,820	2,820
Own shares reserve	—	391
Revaluation reserve Law 342 (see note 7)	24,238	46,265

	27,491	49,909

     These reserves have been allocated or reclassified from retained earnings and share premium to provide a more appropriate presentation of the Company’s shareholders’ equity.

Reconciliation of statutory net profit / (loss) and shareholders’ equity of the Parent Company to consolidated net profit / (loss) and shareholders’ equity

     The statutory financial statements of the Parent Company, stated in accordance with Italian civil and tax law, indicate distributable reserves which differ from retained earnings / (losses) as presented in these consolidated statements. The principal adjustments made in the consolidation of Holding and its subsidiaries are shown in the following reconciliation of net profit/(loss) and shareholders’ equity as reported in the statutory financial statements of the Parent Company to those reported in the consolidated financial statements for the years ended December 31, 2002 and 2003.

	Net profit		Net profit
	for the year		for the year
	ended	Shareholders’ equity	ended	Shareholders’ equity
	December 31,	at December 31,	December 31,	at December 31,
	2003	2003	2002	2002
	(€ ‘000)
Per the statutory financial statements of the Parent Company	(5,430)	148,759	(2,955)	132,161
Adjustments to conform with Company accounting principles	(22)	153	(525)	209
Elimination of tax-driven items	(5,001)	14,042	2,968	46,215
Elimination of unrealized inter-company profits	1,084	(8,356)	1,503	(9,440)
Higher (lower) value of consolidated investments with respect to their carrying value	1,751	3,736	5,535	3,334
Other	1,402	3,247	1,679	1,870
Tax effects recorded on the consolidation adjustments	6,526	(3,182)	(1,680)	(14,608)
Total consolidation adjustments	5,470	9,640	9,480	27,580
Shareholders’ equity and net profit (loss) of the Company as per consolidated financial statements	40	158,399	6,525	159,741

18. Commitments and contingent liabilities

     The Company had, at December 31, certain other commitments, comprised of:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Guarantees (1)	511	4,553
Forward exchange contracts and interest rate swaps (2), (3)	81,574	87,675
Contractual commitments (4)	2,146	1,781

Total	84,231	94,009

(1)	At December 31, 2003, this amount included guarantees in favor of SNAM for the supply of natural gas ( € 70 thousand), of Thermal, the lessor for Company’s facilities, for leasing agreements ( € 483 thousand) and guarantees given in favour of Ducati Desmo Finance 1 S.r.l. (€ 4,000 thousand), and expires in June 2004.

(2)	Hedges against receivables and sales orders principally in US dollars, Japanese yen and pounds sterling.

(3)	At nominal value (see note 10)

(4)	The caption relating to “Contractual commitments” refers to a contract signed by the subsidiary Ducati Corse S.r.l. which provides for commitments that have been delayed; if they are not met, this would give rise to liabilities versus the other party to the contract. Based on the current outlook, the Group is of the opinion that it will be able to meet these commitments without any liability.

     During 1999, the Company’s Compensation Committee approved an end of mandate entitlement of US$1,200,000, which would be payable to Mr. Minoli if not re-appointed as Chairman of DMH or dismissed from office for reasons other than just cause (“ giusta causa ” or “ giustificato motivo soggettivo ”) before the officer’s 60th birthday.

     Subsequent to December 31, 1999, the Board of Directors also approved the Compensation Committee’s proposal for an extension to the retention bonus granted to certain senior officers, for another 3 years as approved by the Committee on February 14, 2002. The amount will be based on the annual percentage increase in measures of the Company’s financial performance for 2002, 2003, and 2004, and will only be paid if the managers concerned (including the

Chairman and the Managing Director) are still working for the Company 12 months after the approval of the consolidated financial statements (see note 12 for the related liability accrued at December 31, 2003). Upon termination by the Company of their employment for reasons other than just cause, the Company is obligated to pay such officers three times the amount they are entitled.

First Stock Option Plan

     On September 7, 1998, the extraordinary shareholders’ meeting of Ducati Motor Holding S.p.A., approved, among other things, a stock option plan (the “1997 Plan”) by means of a split capital increase excluding pre-emption rights, pursuant to article 2441 of the Italian Civil Code, of up to Lire 8,148,148,000 at par, to be issued in one or more separate annual tranches by and not beyond August 4, 2007. The maximum number of new ordinary shares to be issued is 8,148,148 with par value Lire 1,000 each and a share premium of Lire 400 each. They are to be offered exclusively to DMH’s then managing director and certain senior officers and independent consultants of the Company (the “Beneficiaries”) within a stock option plan as described below, The list of beneficiaries, the exact number of newly-issued ordinary shares attributed, the relevant dates of maturity and subscription rights, were approved by the Board of Directors on August 4, 1998 and included in the Company’s official corporate records. Given the particular circumstances relating to this capital increase, the long period established for its implementation and the fact that it is nevertheless divisible, this share capital increase is considered to be completed, for all legal purposes, year by year for the amount which is effectively subscribed each year, with a consequent updating of the related article in the articles of association and acquisition of voting and dividend rights for the new shares issued.

1997 Plan

	Year ended December 31, 2003
	Number of shares	Exercise price	Market price
		€	€
Options outstanding at December 31, 2000	6,831,741	0.723	1,965
Options granted in period	—	—
Options exercised in period	229,000	0.723
Options forfeited in period	65,148
Options outstanding at December 31, 2001	6,537,593	0.723	1,804
Options granted in period	—	—
Options exercised in period	—	—
Options forfeited in period	—
Options outstanding at December 31, 2002 (to be exercised by 2007)	6,537,593	0.723	1,797
Options granted in period	—	—
Options exercised in period	—	—
Options forfeited in period	—
Options outstanding at December 31, 2003 (to be exercised by 2007)	6,537,593	0.723	1,333
Of which exercisable	6,537,593	0.723	1,333

     In the opinion of the Directors, to the best of their knowledge, the 1997 Plan will not give rise to any liabilities for the Company since the Company will deliver shares in settlement of share options under an approved share capital increase. As a result, no provision was made in these financial statements.

     The regulations of the 1997 Plan provide for the following:

     Attribution of rights to subscribe to the Company’s ordinary shares. Subscription rights to the Company’s ordinary shares (as “assigned” above to the beneficiaries) (the “rights”) accrue (i.e. the individual beneficiary accrues the right to exercise the option, in accordance with the conditions set out in the paragraph below) as of 31 December 2001. The extraordinary shareholders’ meeting held on September 7, 1998 also passed resolutions concerning the rules on cessation and transfer of the rights.

     “Exercising” the Rights . Without prejudice to the expiration of the Rights provided by the Plan, once accrued, the Rights may be exercised, wholly or partially (and so, the beneficiary may subscribe and pay up all or part of the ordinary shares offered for subscription), on the occurrence of one of the following events: (a) at the time of approving the Company’s financial statements for the 2003 financial year; or (b) when the Company TPG Acquisition L.P. ceases to possess, directly or indirectly, at least 41% of the Company’s fully subscribed and paid-in share capital (in this case, the rights maturing by that date may be exercised in proportion to the percentage of subscribed and paid-in share capital that TPG Acquisition currently holds, directly or indirectly, in the Company, putting the percentage corresponding to the 41% above, equal to 100% for the purposes of the related calculation).

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

Second Stock Option Plan

     In addition, in order to reward the results achieved and at the same time to give the Company’s management an incentive, the Compensation Committee passed a resolution on September 6, 1999 (ratified by the Board of Directors at their next meeting on 13 September) laying down the details of a Stock Option Plan including stock appreciation rights, with the following main characteristics:

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

     c) the number of Options to be attributed every year is fixed by the Board of Directors. Starting from 2002, the Options can be attributed to the beneficiaries by the Compensation Committee or by the Board of Directors, pursuant to article 2381, clause 2 of the Italian Civil Code, with a resolution to be passed within 60 days from the date of approval of the Company’s preliminary consolidated the income statement and balance sheet for the prior fiscal year (the “Consolidated Financial Statements”). The maximum number of Options to be assigned in a single year cannot exceed 2% of the Company’s share capital represented by outstanding shares (the “Shares”). In 2002, the Board decided to grant Options representing approximately 2.5% of DMH’s share’s capital due to the prior expiration of 1,190,638 unexercised Options under the plan before 2002;

     d) the Options attributed accrue in three equal installments, unless decided otherwise by the Board of Directors or by the Compensation Committee, with an annual frequency, starting on 31 December of the year immediately following the year of attribution; these Options can be exercised by the beneficiaries from year to year, by sending a communication to the Company within 30 days of the date of approval of the most recent Consolidated Financial Statements. As concerns the Options relating to 1999, 2000 and 2001, this communication must be sent within 30 days from the approval by the Board of Directors of the Company’s Consolidated Financial Statements and the Report on Operations for the prior fiscal year. The options will become null and void if they are not exercised within 7 years of assignment;

     e) At the meeting held on March 3, 2000, the Board of Directors resolved to make an amendment to the Plan as adopted by the Compensation Committee in September 1999 in light of the changes that have taken place in the tax regulations governing income from employment, with specific reference to stock option plans. It has been laid down that for the purpose of calculating the Strike Price (as defined in the Plan), the value of the Shares which from now on is defined as the value of the Company’s ordinary shares at the date of the offer of the related Options calculated on the basis of the tax rules in force at the date of the offer (but without prejudice to the provision of the Plan according to which the Strike Price cannot be lower than the consolidated net equity per share at the date that the beneficiaries exercise their Options). We would point out that the value of the Shares according to current tax rules is determined on the basis of a straight average of the prices posted on the Stock Exchange in the last month prior to the offer (the Finance Minister has clarified that “last month” should be understood as the period that goes from the day of reference (i.e. the day on which the Options are allocated) to the same day of the previous calendar month), while the previous text of the Plan made reference to the “the average market price of the Shares on the Stock Exchange during the six months prior to the month of allocation”.

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

     With the said resolutions of the Compensation Committee and Board of Directors dated, respectively, September 6 and 13, 1999, the Company has allocated a total of 1,000,000 Options to two beneficiaries (Federico Minoli and Carlo Di Biagio) for the year 1999, according to the terms and methods laid down in the Plan. Subsequently, as foreseen by these resolutions, the Managing Director allocated, by 31 December 1999, a total of 2,159,259 Options to 51 other beneficiaries, as indicated in the list filed with the deeds of the Company. The strike price laid down for all the options allocated for 1999 amounts to € 2.879 per share, representing the average of the mean monthly official price of the Company’s shares quoted on the Italian Stock Exchange for the months of June, July and August 1999.

     At the meeting held on March 3, 2000, the Board of Directors also decided to allocate Options for the year 2000 as well according to the terms and methods laid down in the Plan as indicated above subject to the maximum limit foreseen therein of 3,159,259 Options. The Options were distributed with a strike price of Euro 2.810 per share as follows: 500,000 options to the Managing Director, Mr. Minoli, and the remaining 2,659,259 options to be distributed at the discretion of the Compensation Committee (bearing in mind that no beneficiary can have more than 500,000 options). The Committee assigned these options to 71 other beneficiaries. The Options resolved in accordance with this resolution will fall due in three instalments of 50%, 25% and 25% with an annual maturity starting on 31 December 2001.

     Also as a result of these distributions of Options for the years 1999 and 2000, the shareholders meeting — held on May 2, 2000 — approved the increase in capital needed to service the allocations of Options already carried out for 1999 and 2000, fixing the exercise price for these grants at Euro 2.879 and Euro 2.810, as well as the allocations of Options for the years 2001 and 2002, in compliance with the Plan, with total exclusion of the option right pursuant to art. 2441.5&8 of the Italian Civil Code, as its purpose is to act as an incentive for the employees to hold shares in the Company, while being in the Group’s interest as far as the Group’s consultants and external collaborators are concerned. In particular, given that this is a divisible increase in capital for cash, for a maximum number of 12 million ordinary shares (and therefore with a nominal increase in the share capital up to a maximum of Euro 6,197,482) to be issued after the exercise of the Options by the respective beneficiaries and with interest running from 1 January of each year in which subscription and issuance of each of the shares in accordance with the law; this increase can be carried out by the Board of Directors in various separate tranches at annual intervals, in the terms and conditions laid down in the Plan. This increase in capital can be carried out by no later than July 31, 2009, so as to permit issuance of Shares also to cover exercise (at latest 7 years after the offer) of any Options allocated in 2002. No more than 200 beneficiaries per year were offered options between 1999 and 2002.

     On May 2, 2000, the shareholders convened in an ordinary and extraordinary meeting which resolved, among other things to give a mandate to the Board of Directors or to the company body specifically delegated by the Board of Directors or by the articles of association to implement the increase in capital as described above.

     On March 15, 2001, the Board of Directors decided to assign options for the year 2001, again under the terms and conditions listed above, for a total number of 3,165,000 options. The options were allocated with a strike price of €

1.9882 in the following manner:

•	the Chairman of the Board of Directors, Federico Minoli, and the Managing Director, Carlo Di Biagio, were each assigned 500,000 options,

•	the remaining 2,165,000 options were allocated at the discretion of the Compensation Committee, which assigned them to 73 other beneficiaries.

     These options fall due in three installments of 50%, 25% and 25% with an annual maturity starting on December 31, 2002.

     On February 14, 2002, the Board of Directors decided to assign options for the year 2002, under the terms and conditions listed above, for a total number of 3,960,000 options. The options were allocated with a strike price of € 1.8069 in the following manner:

•	the Chairman of the Board of Directors, Federico Minoli, and the previous Managing Director, Carlo Di Biagio, were each assigned 500,000 options,

•	the remaining 2,960,000 options were allocated to 90 other beneficiaries.

     These options will fall due in three installments of 50%, 25% and 25% with an annual maturity starting on December 31, 2003.

     On February 13, 2003, in view of the stock market prices for the Company’s shares, the Board of Directors resolved to replace by a multiple of “5” the multiple of “10” used in the formula to calculate the value of Ducati shares should the Options be paid out in cash with the Company no longer listed on the Stock Exchange. This modification relates to Options granted subsequent to the date of the above resolution.

The Board of Directors did not make any assignment of options for 2003.

     On March 11, 2004, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2004, on the terms described above. These Options were granted with an exercise price of € 1.3170 as follows:

•	500,000 Options to the Chairman of the Board of Directors and Managing Director Federico Minoli;

•	the remainder, 2,670,000 Options, were granted to a further 65 beneficiaries.

These Options vest in three annual instalments commencing from December 31, 2005 in the following proportions: 50%, 25% and 25%.

1999 Plan

		Year ended December 31, 2003
	Number of shares	Exercise price	Market price
		€	€
Options outstanding at December 31, 2000 (**)	6,073,518	2.846	1.965
Options granted in period	3,165,000	1.9882	n.a.
Options forfeited in period	(945,638)	—	—
Options exercised in period	—	—	—
Options outstanding at December 31, 2001 (***)	8,292,880	2.5368	1.804
Options granted in period	3,960,000	1.8069	—
Options forfeited in period	(382,500)	—	—
Options exercised in period	—	—	—
Options outstanding at December 31, 2002 (****)	11,844,130	2.3066	1.7970
Options granted in period	—	—	—
Options forfeited in period	(500,000)	—	—
Options exercised in period	—	—	—
Options outstanding at December 31, 2003 (*****)	11,344,130	2.3250	1.333
Of which exercisable	8,954,130	2.4487	1.333

**	of which 3,044,259 will expire by the end of 2006 and 3,029,259 by the end of 2007.

***	of which 2,717,880 will expire by the end of 2006, 2,590,000 by the end of 2007 and 2,985,000 by the end of 2008.

****	of which 2,695,380 will expire by 2006, 2,525,000 by 2007, 2,860,000 by 2008 and 3,810,000 by 2009.

*****	of which 2,689,130 will expire by 2006, 2,475,000 by 2007, 2,800,000 by 2008 and 3,380,000 by 2009.

     Logically, the development of the plan will depend not only on how the Options are exercised, but also on the decisions that the Company will make from year to year regarding whether to offer newly-issued shares for subscription or to pay out the corresponding amount of money.

     At the time of preparation of the financial statements as of December 31, 2003, no provision was made regarding the stock option plans, as the Company intends to service the Plans by means of the increases in capital mentioned above.

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

     On May 7, 2002, the shareholders of the Parent Company convened in an ordinary and extraordinary meeting which resolved, among other things:

1.	to authorise, pursuant to articles 2357 of the Civil Code and 132 of D. Lgs 58/1998, the purchase of parent company shares up to a maximum of 6,000,000 (six million) shares of par value € 0.52 each, corresponding to around 3.8% of the share capital currently subscribed and paid in, to be carried out in one or more tranches within 18 months of the date of the resolution for a total amount not exceeding € 10.8 million, equal to the amount of the retained earnings available for distribution as shown in the financial statements as of December 31, 2001; bearing in mind that the minimum purchase price of each share must not be more than 10% (ten percent) lower than the reference price of the shares posted on the Electronic Equity Market by Borsa Italiana S.p.A. the day prior to each purchase and not more than 10% (ten percent) higher than the reference price of the shares posted on the Electronic Equity Market by Borsa Italiana S.p.A. the day prior to each purchase;

2.	to authorise, pursuant to art. 2357 of the Civil Code, the sale of parent company shares, in one or more tranches, of up to 6,000,000 shares of par value € 0.52 each, corresponding to around 3.8% of the share capital currently subscribed and paid in, purchased on the basis of the above resolution;

3.	to grant a mandate to the Board of Directors and/or to the Managing Director appointed by the Board, to purchase and sell parent company shares as authorised above, with the widest possible powers and rights, but in full compliance with the limit resolved and with current laws on such matters.

     During 2003 the above authorisation from the shareholders has not been put into effect and, consequently, no own shares have been acquired to service this plan. Accordingly, no provision has been made as of December 31, 2003 in relation to the above Share Plan.

     During 2003, the Parent Company has however acquired own shares for purposes other than to service the above plan.

     These purchases were made in accordance with the shareholders’ authorisation referred to above and were disclosed to Consob on a timely basis. As of December 31, 2003, the parent company holds a total of 293,235 own shares.

19. Net sales

     The Company operates predominantly in a single industry segment: the design, manufacture and sale of motorcycles and related products. The Company offers a wide product range of items for sale, manufactured in Italy and marketed by a common sales force.

     Net sales by product class can be analyzed as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Motorcycles	345,475	341,529	315,959
Other including principally parts/ components	62,340	71,442	72,282

	407,815	412,971	388,241

     Net sales can be analyzed by geographic area as following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Italy	92,448	106,595	112,896
United States	93,345	70,115	51,015
France	34,133	33,650	32,092
United Kingdom	34,614	31,716	32,560
Germany	46,453	49,773	42,454
Japan	41,074	44,843	38,254
Other countries	65,748	76,279	78,970

	407,815	412,971	388,241

     Gross margin (excluding depreciation) by product class can be analyzed as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Motorcycles	125,858	117,335	90,605
Other including principally parts/ components	40,691	46,372	44,230

	166,549	163,707	134,835

20. Cost of goods sold (excluding depreciation)

     Cost of goods sold (excluding depreciation) comprises principally costs of materials, parts and components for production, personnel (both direct and indirect), other manufacturing costs and variations in inventory (including work-in-progress and finished goods). This item also includes expensed research and development costs, which, for the years ended December 31, 2001, 2002 and 2003 amounted to € 3,893 thousand, € 4,879 thousand and € 5,024 thousand respectively; the amounts for the years ended December 31, 2001, 2002 and 2003 include such costs incurred specifically for the racing program for € 1,472 thousand, € 1,497 thousand, and € 1,400 thousand. This item excludes depreciation of the property, plant and equipment employed in the production cycle.

21. Selling, general and administrative expenses (excluding depreciation)

     Selling, general and administrative expenses (excluding depreciation) comprises principally variable sales costs, related personnel costs, commercial, advertising and promotion costs, expenses relating to the Company’s racing program, product warranty expense and charges for doubtful accounts. Advertising and promotion costs of the Ducati brand name for the years ended December 31, 2001, 2002 and 2003 amounted to € 7,804 thousand, € 9,494 thousand and € 7,856 thousand, respectively. Expenses incurred on the racing program for the years ended December 31, 2001, 2002 and 2003 amounted to € 6,115 thousand, € 6,540 thousand and € 15,532 thousand, respectively. Selling, general and administrative expenses exclude the depreciation of the property, plant and equipment employed in the commercial and administrative areas of the Company’s activities.

22. Depreciation of property, plant and equipment

     This item comprises the depreciation of property, plant and equipment (note 6) as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Land and buildings	911	1,068	1,201
Plant and machinery	2,857	2,882	3,384
Industrial and sales tooling/equipment	5,061	6,461	8,776
Other	1,169	1,582	1,652

	9,998	11,993	15,013

     The caption “Cost of goods sold” is not defined under Italian GAAP and, therefore, the Company’s underlying accounting records do not contain an allocation of depreciation between “cost of goods sold” and “selling, general and administrative expenses”. As such, the charge for depreciation has been presented as a separate line item on the face of the consolidated statement of operations. However, on the basis of its own cost accounting, management has estimated that depreciation for the periods presented could be analyzed as follows (unaudited):

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Cost of goods sold	6,559	9,733	11,307
Selling, general and administrative expenses	3,439	2,260	3,706

	9,998	11,993	15,013

23. Amortization of intangible assets

     This item comprises the amortization of intangible assets (note 7) as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Incorporation and expansion costs	2,363	231	231
Research and development costs	7,556	8,929	10,964
Concept costs	117	90	51
Patents and rights on inventions	3,572	1,710	1,739
Licenses, trademarks and similar rights	5,576	5,577	5,576
Goodwill due to the 1996 transaction	1,009	1,009	1,009
Goodwill ex Gio.ca Moto Srl	13	13	6
Non competition 1996 transaction	1,033	1,033	1,033
Goodwill subsidiaries	159	152	105
Goodwill on consolidation	144	144	145
Incidental costs of share offering	1,884	1,884	1,884
Other	1,156	1,219	1,133

	24,582	21,991	23,876

     Patents and rights on inventions comprised, for the year ended December 31, 2001, the write downs of fixed assets for € 1,720 thousand and refer to software belonging to Ducati.Com S.p.A. (see note 7).

24. Other operating revenues

     Other operating revenues mainly relate to rental and sponsorship income, sales of scrap and sundry materials and licensing revenues. The increase of € 12,383 thousand is primarily due to higher sponsorship revenues and essentially reflects the signing of new sponsorship contracts for € 12.3 million consequently to the debut of Ducati Corse S.r.l. in the MotoGP championship. Other operating revenues include also € 1,682 thousand of government grants for research and development projects.

25. Interest income and expense

     The composition of interest income is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Income from certificates of deposit and securities repurchased under resale agreements	114	212	—
Interest earned at banks and on tax refund	669	1,102	1,619
Other	481	66	579

	1,264	1,380	2,198

     The composition of interest expense is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Interest on borrowings (see note 10):
— short-term debt	(776)	(594)	(934)
— long-term debt	—	—
Other financial charges	(7,092)	(6,269)	(5,175)
Interest expense on notes	(6,146)	(5,989)	(5,362)

	(14,014)	(12,852)	(11,471)

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

26. Other non-operating income/(expense), net

     Other non-operating income comprise:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Income:
Trademark revaluation (see note 7)	—	—	5,234
Gains on the disposal of fixed assets	—	262	—
Other	151	26	98

	151	288	5,332

     Other non operating income for 2002 shows the gain realized on the sale of the building owned by Ducati North America Inc. Ltd. The building was sold because the Company transferred its head office from New Jersey to California.

     Other non operating income for 2003 includes € 5,234 thousand related to the reversal of deferred tax liabilities accrued in previous years, as a result of the revaluation of trademark (see note 7).

Other non-operating expenses comprise:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	( € 000)
Expenses:
Losses on disposal of fixed assets	(46)	(3)	—
Out of period taxation	—	—	(587)
Restructuring costs	—	—	(4,036)
Other	(132)	(150)	(151)

	(179)	(153)	(4,774)

Net other non operating income/(expenses)	(28)	135	558

Non operating expenses for the year 2003 include € 4,036 thousand relating to the reorganization plan described in note 1.a paragraph “Other corporate events”.

27. Income taxes

     Current taxes

     The Company and its Italian subsidiaries are subject to two income taxes: (i) IRPEG (corporate income tax) and (ii) IRAP.

     IRPEG was levied at a rate of 37% for 2000. Legislation was enacted in December 2000 that reduced the rate to 36% for 2001 and 2002 and to 35% for 2003. Additional legislation was enacted in December 2002 that reduced the rate to 34% for 2003. In this regard, Decree 344 dated December 12, 2003 (the Tremonti reform) reduced the ordinary IRPEG corporate tax rate (now renamed IRES) from the current 34% to 33%, commencing from the 2004 tax year. On the other hand, in 2000, 2001 and 2002, the Company and its Italian subsidiaries were eligible for beneficial regimes entailing the application of a lower rate of IRPEG on a portion of corporate income determined in accordance with the criteria described below, which are no longer available.

     Italian companies listed on an E.U. stock exchange as of January 21, 1998, such as the Company, were able to benefit — for the three year period following the year of the listing — from the application of a reduced IRPEG rate equal to 7% on a portion of their business income (such regime is commonly referred to as “Super DIT”). That portion of the business income is equal to 7% of 120% (140% as of 2001 and 2002) of the sum of (i) the overall shareholder cash contribution and (ii) the retained earnings and profits net of any distribution, as reflected in the Company’s balance sheet as of the end of each accounting period following that pending on September 30, 1996 (the “Eligible Income”). Such benefit is conditioned upon the Company’s net equity not exceeding € 258 million in the year preceding the one in which the benefit is claimed.

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

     The calculation of income taxes in the consolidated financial statements for the year ended December 31, 2003 also takes into consideration the tax effects of tax loss carryforwards for Italian companies, available for income tax purposes. The Company has applied the provisions of Accounting Principle No.25 on income taxes, issued by the Italian Accounting Profession in March 1999. On January 1, 1998, pursuant to Decree 466 dated December 15, 1997, the IRAP tax (regional tax on production activities) was introduced into the Italian tax system. This replaced a number of other taxes such as local income taxes (ILOR), the capital tax, etc. The tax is determined on the basis of net value of production, in accordance with criteria laid down in above mentioned Decree. Since January 1, 1998, the previous rate structure has been replaced by a corporate income tax of 37% plus IRAP of 4.25%. For IRAP purposes, certain costs are not considered deductible (for example payroll costs and financial charges) and, accordingly, in order to quantify deferred taxes at December 31, 2003, rates of 33% or 37.25% have been used according to whether certain costs are deductible or not for IRAP purposes.

     Important reforms to the Italian tax system were also introduced by the Government’s decree law concerning its initial measures to relaunch the economy (the so-called “First 100 Days’ Law”), as follows:

•	Exemption from taxation of part of the profits reinvested in fixed assets used in the business (Tremonti-bis).This benefit is applicable in the tax period during which the law came into effect, after June 30, 2001, and in the subsequent period, excluding from taxable income 50% of the net capital investments made during the said periods that are over and above the average investments made during the previous five years, with the chance to exclude from this calculation the highest period of investment.

•	With reference to the DIT system, the “First 100 Days’ Law” introduced the possibility of choosing between this and the exemption of reinvested profits, offering the chance for businesses that have already carried out sizeable increases in capital that are relevant for DIT purposes can continue to take advantage of this benefit. The D.I.T. would be cancelled as far as the provision is concerned but would not be completely cancelled from an operating point of view. In fact, the provision in question lays down the following:

•	the capital increases which remain relevant for DIT purposes are those “carried out” as of 30 June 2001;

•	the businesses that carried them out will continue to enjoy the related benefits.

•	Extension of the category of tax-deductible investments to staff training and education expenses. The benefit involves 50% of the entire amount of the expenses incurred without having to make any comparison with the average amount spent in previous years.

     As regards the Tremonti-bis law and their deductibility of investments in fixed assets, the Company and partially its subsidiary Ducati Corse S.r.l. took advantage of this benefit during the year ended December 31, 2002. The benefit is recognized as a reduction of income tax expense in the year in which the credit is claimed for tax purposes.

Deferred tax liabilities (assets)

     The increase in deferred tax assets during the year ended December 31, 2003 is mainly related the effect the revaluation of the brand name pursuant to Law 250 of December 24, 2003, which reversed certain tax entries recorded in the statutory financial statements of certain group companies that were previously eliminated on consolidation with recognition of the related deferred tax charge, as well as recognition of the tax losses carried forward by Ducati Motor Holding S.p.A. and Ducati North America Inc., as well as to adjustments made for tax purposes to the statutory accounts of individual Group companies which are reversed in the consolidation, booking the related deferred taxes; the increase is also due to revised tax planning on the part of the Parent Company.

     Deferred tax assets and liabilities as of December 31, 2003 were calculated at current tax rates at the balance sheet date, bearing in mind the period when they will presumably reverse as allowed by the above mentioned accounting principle No. 25.

     The difference between the taxes calculated by applying the normal tax rate to pre-tax profit and the actual net taxes shown in the consolidated statement of operations is mainly due to different rates applied in the various countries where the foreign subsidiaries operate, as well as to the application of IRAP only to the Parent Company and the Italian subsidiaries; IRAP can be applied at varying rates up to a maximum of 5.25%.

     Deferred income taxes have not been calculated on the undistributed earnings of foreign subsidiaries, as these earnings have been substantially reinvested and there are no plans to initiate any action that would precipitate payment of income taxes thereon.

     The overall tax charge amounts to the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Current taxation	3,197	4,106	3,378
Deferred taxation	5,697	(2,120)	(3,298)

	8,894	1,986	80

     The expected income tax charge, determined pursuant to the applicable tax rates to profits, differs from the actual tax item shown in the consolidated Statement of Operations as a result of the following:

•	the use of carry-forward net operating losses accumulated at Ducati Motor Holding S.p.A.’s level until 1999 which were offset against the income of Ducati Motor S.p.A. merged into the Company in 2000 and the income of Gio.Ca Moto International S.r.l. merged into the Company in 2001;

•	benefits arising from the tax-driven write-off of investments in Ducati North America Inc. in Ducati Motor Holding S.p.A.’s own statutory financial statements;

•	the effect of certain permanently non deductible expenses;

•	the partial reversal of a valuation allowance previously recorded on the tax benefits of operating loss carry forwards.

     In the financial statements for the year ended December 31, 2003, the Company recognized deferred tax assets relating to the carry-forward net operating losses of the subsidiary Ducati.Com S.r.l., Ducati Japan and Ducati North

America Inc.. given the reasonable certainty of such companies profitability in future years. The tax benefit was calculated at the rates applicable at the balance sheet date in the country concerned.

     Movements in the total of deferred income tax (assets)/liabilities for the periods presented are as follows:

	Assets	Liabilities	Total
	(€ ‘000)
December 31, 2001	(3,076)	1,031	(2,045)
Increases/decreases	(1.134)	(996)	(2,130)
Foreign exchange net	221	—	221
Other movements	270	—	270
December 31, 2002	(3,719)	35	(3,684)
Increases/decreases	(1,655)	(6,877)	(8,532)
Foreign exchange net	138	169	307
Other movements *	—	(5,202)	(5,202)

December 31, 2003	(5,236)	(11,875)	(17,111)

* Other movements mainly relate to the surplus arising from the revaluation pursuant to Law 350 of December 23, 2003, that is subject to flat-rate taxation at 19%; as a result, deferred taxes previously provided in the consolidated financial statements as of December 31, 2002 totaling € 5,167 thousand have been reclassified as amounts due to the tax authorities, since they represent the flat-rate taxation payable on the revaluation. The difference between this flat-rate taxation and the deferred tax provided in the consolidated financial statements as of December 31, 2002 using the income rate of 38.25%, € 5,234 thousand, has been released to the statement of operations for 2003 as non-operating income. This is because the net book value of the brand name reported in the consolidated financial statements as of December 31, 2003 is the same as that reported in the statutory financial statements of the Parent Company, which will be used to calculate the amortization deductible for fiscal purposes. Accordingly, there are no longer any timing differences in relation to the brand name that would give rise to a deferred tax liability.

Deferred tax assets and liabilities have been accounted for in accordance with Accounting Principle No. 25.

     Fiscal periods since 1998 or since the incorporation date of the company’s Italian subsidiaries if later, for which December 31 of each year represent the statutory closing date, are still open to assessment for both income tax and Value Added Tax (“VAT”) purposes; for the overseas subsidiaries fiscal periods are open as follows:

•	Ducati North America, Inc. from 1998;

•	Ducati Deutschland G.m.b.H. and Ducati France SA from 1998;

•	Ducati Japan K.K from 1998;

•	Ducati Benelux B.V. and Ducati U.K. Limited from 1999.

     At December 31, 2003, there are no significant tax claims with respect to either the Company or the Company’s subsidiaries, except for a tax audit currently in process in Ducati Deutchland G.m.b.H. from which the Group does not expect significant liabilities.

     The other tax provision for € 35 thousand refers to € 9 thousand relating to Ducati France S.A. and € 26 thousand relating to a tax risks pertaining to Gio.Ca Moto International S.r.l., merged with the Parent Company on December 31, 2001.

28. Transactions with related parties

     During the three year period ended December 31, 2003, transactions with related parties included only transactions with the members of Board of Directors, as follows:

Year ended December 31, 2001

-	Consulting fees and expense reimbursements to a member of the Board of Directors, Abel Halpern, € 16 thousand.

-	Emoluments and consulting fees paid to Federico Minoli, in addition to remuneration, € 1,645 thousand.

-	Compensation to Carlo Di Biagio for acting as Managing Director and Head of Investor Relations, € 1,130 thousand.

-	A commercial services agreement worth € 232,000 was signed with Dream Engine S.r.l. (Sole Director, Federico Minoli) for the organisation of an event in June 2001 called the “Motogiro d’Italia” (Motorbike Tour of Italy) involving owners of vintage motorbikes (Ducati or otherwise).

     These transactions were carried out on an arm’s-length basis.

Year ended December 31, 2002

-	Emoluments and consultancy fees to Federico Minoli for € 934 thousand.

-	Compensation to Carlo Di Biagio for acting as Managing Director and Head of Investor Relations for € 1,096 thousand.

-	Compensation for the year 2002 for acting as Director of € 20,000 to each of the following: U. Weiss, M. Benetton, D. Razzano, G. Seragnoli, P. Ferrari and P. Pietrogrande.

-	In addition, an accrual for 2002 directors’ fees of Euro 15,000 was made for each of the following Directors: U. Weiss, A. Halpern, J. Choi, D. Bonderman, P. Pietrogrande, P. Ferrari, G. Seragnoli, M. Benetton and D. Razzano.

-	A commercial services agreement worth € 232 thousand was signed for 2002 with the company Dream Engine S.r.l., whose Sole Director is Federico Minoli, for the organisation of an event called the “Motogiro d’Italia” (Motorbike Tour of Italy) involving owners of vintage motorbikes (Ducati or otherwise), which took place in June 2002. Dream Engine S.r.l. is also held 50% by Federico Minoli. The following agreements have also been signed with the same company: (i) A sponsorship agreement worth € 207 thousand for the organisation of the “Motogiro d’Italia” involving owners of vintage motorbikes (Ducati or otherwise), which took place in July 2003; (ii) a sponsorship agreement worth € 135 thousand for Ducati Motor Holding S.p.A. to sponsor an event called “Centopassi” (One Hundred Steps) which Dream Engine S.r.l. organized in 2003 involving the owners of Ducati and other makes of motorcycle.

     These transactions were carried out on an arm’s-length basis.

Year ended December 31, 2003

		Collaboration
	Directors’	and/or	Expenses
	emoluments	remuneration	reimbursed
	Euro	Euro	Euro
Federico Minoli	*250,000	872,288	58,683
Giorgio Seragnoli	15,000	—	—
Mauro Benetton	15,000	—	—
David Bonderman	15,000	—	—
Alessandro M. M. Foti	12,500	—	—
Abel Halpern	15,000	—	13,423
Andrea Lipparini	11,250	—	—
Paolo Pietrogrande	15,000	289,725	—
Dante Razzano	15,000	—	—
Giles Thorley	10,000	—	—
Ulrich Weiss	15,000	—	—

*	Waived emoluments of € 15,000 by Minoli.

     The emoluments of the directors Alessandro M. M. Foti, Andrea Lipparini and Giles Thorley have been recorded on an accruals basis with reference to their dates of appointment being, respectively, March 5, 2003, April 8, 2003 and May 7, 2003.

     At the Board Meeting held on April 8, 2003, the directors also voted to make a voluntary contribution of € 1,000 each out of their annual remuneration to a no-profit organisation for projects to be carried out in certain areas of central Africa.

     Two commercial services agreements were signed with Dream Engine S.r.l., whose sole director and indirect controlling quotaholder is Federico Minoli. These agreements involved, respectively, the organisation of the “Motogiro d’Italia” and the “Centopassi” events which were held during the months of July and September 2003, respectively, at a total cost of € 392 thousand.

     A commercial services agreement has been signed with Contemporanea Progetti S.r.l., in which a relation of Paolo Pietrogrande holds a 30% interest. Work on this agreement to brighten up the assembly line was completed by December 2003 at a cost of € 17 thousand.

     The Board of Directors has granted a contract for the training of personnel to Knowledge Lab S.r.l., in which Andrea Lipparini holds a 22.5% interest. The value of this work, to be completed by December 2004, is about € 12,000.

These transactions were carried out at market conditions. For more information, refer to the section entitled “Commitments not disclosed in the balance sheet” and in this report under “Stock Option Plans”.

     At December 31, 2003, members of the Board of Directors held shares in Ducati Motor Holding S.p.A. as follows:

Year ended
December 31,
2003

Giorgio Seragnoli	7,815,692
Federico Minoli	225,000
Alessandro M. M. Foti	1,000

     Refer to notes 17 and 18 in relation to share option plans and other entitlements involving the Directors.

29. Application of generally accepted accounting principles in the United States of America

     The consolidated financial statements of the Company as presented have been prepared in conformity with Italian GAAP, which differ in certain significant respects from U.S. GAAP. Following is a description of the principal valuation and measurement differences between Italian GAAP and U.S. GAAP.

     (a) Business combination

     The Acquisition has been accounted for under Italian GAAP as a purchase. Accordingly, the purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values as determined by a court appointed expert. The excess of the purchase consideration (excluding incidental acquisition costs) over the fair value of the net assets acquired, as calculated under Italian GAAP, was allocated, first, to identifiable intangible assets (trademark and the Cagiva agreement not to compete) with the remainder to “goodwill”. Acquisition costs are separately capitalized as an intangible asset and amortized over a period of five years. Under U.S. GAAP, the acquisition has been accounted for under the purchase method and in conformity with the provisions of EITF Issue No. 88-16, Basis in Leverage Buyout Transactions. Acquisition costs are considered part of the purchase consideration in the calculation of the excess of purchase consideration over the fair value of the net assets acquired. Under U.S. GAAP, the total purchase consideration consisted of the following:

	Initial	Adjustment	Total
	( € 000)
Ordinary shares issued	35,429	—	35,429
Cash paid	72,253	—	72,253
	107,682	—	107,682
Subsequent purchase price adjustments	(2,034)	12,911	10,877
Purchase consideration	105,648	12,911	118,559
Incidental costs of the Acquisition	14,048	—	14,048
Total purchase consideration under U.S. GAAP	119,696	12,911	132,607

     Under the provisions of EITF Issue No. 88-16, the accounting basis of the assets and liabilities of the Ducati motorcycle business has been assigned a value that is part fair value (51%) and part predecessor cost (49%). The effect of the U.S. GAAP accounting is to eliminate the fair value adjustment under Italian GAAP (primarily relating to buildings, goodwill and trademark) associated with the 49% interest in the Company retained by Cagiva and establish related deferred taxes. For U.S. GAAP purposes, the allocation of Holding’s investment in the individual assets and liabilities of the Predecessor Business has been determined in accordance with EITF Issue No. 90-12, Allocating Basis to Individual Assets and Liabilities for Transactions Within the Scope of Issue No. 88-16.

     The allocation of the total purchase consideration under U.S. GAAP is as follows:

	Initial	Adjustment	Total
	( € 000)
Book value—liabilities in excess of assets at September 25, 1996 under Italian GAAP	(39,020)	—	(39,020)
U.S. GAAP adjustments	(2,086)	—	(2,086)
Book value of liabilities in excess of assets acquired	(41,106)	—	(41,106)
Adjustments:
o Property, plant and equipment	10,122	—	10,122
o Non-compete agreement	7,746	—	7,746
o Deferred taxes	3,899	—	3,899
o “Brand name”	67,793	6,585	74,378
o Predecessor basis adjustment	71,242	6,326	77,568
	119,696	12,911	132,607

     This accounting under U.S. GAAP has resulted in a book value of the brand name lower than its basis for Italian tax purposes. Over subsequent accounting periods, the tax benefit associated with deducting the excess of tax-deductible brand name is recognized when realized in the tax return as a reduction to the carrying value of the brand name.

     Furthermore, this accounting has resulted in the recognition of an additional gain on disposal (classified as “other non-operating income”) on the sale of a fixed asset, gross value of € 628 thousand, in 1999, which was acquired at the time of Acquisition.

     (b) Research and development

     Under Italian GAAP certain costs, principally research and development expenditures on specific product development projects, are deferred and amortized over the estimated useful lives of the respective assets. Under U.S. GAAP, such costs are expensed as incurred, as these costs do no meet the requirement of capitalization under U.S. GAAP.

     (c) Costs associated with initial public offering

     Under Italian GAAP, costs associated with the Company’s initial public offering, including underwriting discounts, commissions, offering expenses and registration taxes are capitalized as an intangible asset and are being amortized over a period of five years from the date of the offering. Under U.S. GAAP, these costs are considered to be directly associated with the capital increase from such an offering and consequently have been deducted from the share premium account within shareholders’ equity, net of the expected income tax benefit from the deductibility of these costs over its amortization period for fiscal purposes.

     (d) Derivative financial instruments

     The Company utilizes forward exchange contracts to hedge foreign currency risks on export sales and forecasted transactions. Under Italian GAAP, gains and losses on forward exchange contracts are deferred where the contract is designated to a forecasted transaction. In addition, the Company utilizes interest rate swaps to hedge the risk associated with variability in interest rates associated to its short term borrowings; under Italian GAAP, interest cost is calculated and charged to the income statement at the hedged interest rate, while the derivative instrument is recorded as an off-balance sheet item. Also, under Italian GAAP, premiums/discounts are amortized on a straight line basis.

     Under U.S. GAAP, the Company has adopted SFAS No. 133, as amended by SFAS No. 138 and SFAS No. 149, Accounting for Derivative Financial Instruments, (“SFAS 133”) as of January 1, 2001, as required. The cumulative effect of the adoption of SFAS 133 resulted in a gain of approximately € 1,906 thousand, net of income taxes € 1,283 thousand. The Company does not qualify for hedge accounting provisions in accordance with SFAS 133 for its hedging derivatives, as it does not have the required contemporaneous documentation; therefore all derivative instruments (forward contracts and interest rate swaps) are recorded at fair value, with adjustments to fair value at each reporting date recorded in the consolidated statement of operations.

     (e) Dealer incentives—operating costs and financial expenses

     Under Italian GAAP, the Company’s financing of dealers’ flooring as an incentive and cash discounts granted to customers are treated as a financial expense as interest matures. In addition, bonus payments granted to dealers completion of a certain volume of purchases are recorded as selling expenses. Under U.S. GAAP, flooring incentives and cash discounts are accrued at the time of grant and are classified as a reduction of revenue, in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), (issue 1), and the amount of such reduction in 2001, 2002 and 2003 was € 4,291 thousand, € 2,095 thousand and € 2,451 thousand, respectively. In addition, under U.S. GAAP volume bonuses are accrued at the time of revenue recognition and are classified as a reduction of revenue, in accordance with EITF 01-09 (issue 6), and the amount of such reduction in 2001, 2002 and 2003 was € 16,436 thousand, € 16,500 thousand and € 14,455 thousand, respectively.

     (f) Software capitalization

     Under Italian GAAP, costs relating to the preliminary project and post implementation phases of software projects may be capitalized and amortized over their useful economic life. Under U.S. GAAP, more specifically the provisions of SOP 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, such costs are expensed as incurred.

     (g) Deferred taxes

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

     Under Italian GAAP, a deferred tax liability is not recognized for a taxable temporary difference that is essentially permanent in duration. Under Italian GAAP, the net tax effect of € 6,657 thousand resulting from the trademark revaluation recognized in 2000, was credited to the statement of operations as non-operating income. Similarly, under Italian GAAP, the net tax effect of € 5,234 thousand resulting from the trademark revaluation recognized in 2003, was credited to the statement of operations as non-operating income.

     Under U.S. GAAP, in accordance with EITF 93-16, a deferred tax liability of € 5,087 thousand was recorded for the amount of taxes to be paid in case of distribution of the revaluation reserve or liquidation of he Company, created as a result of the trademark revaluation recognized in 2000, and an additional deferred tax liability of € 3,807 was recorded for the amount of taxes to be paid in case of distribution of the revaluation reserve or liquidation of the Company, created as a result of the trademark revaluation recognized in 2003. Thus due to the revaluations of trademark in 2000 and 2003, the Company recorded a net regional tax (IRAP) benefit in 2000 and 2003 of € 1,570 thousand and € 1,427, respectively, in the U.S. GAAP financial statements. This benefit has been classified as part of income tax expense, in accordance with EITF 98-11.

     (h) Stock Based Compensation

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

     Under U.S. GAAP, the provisions of Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), Accounting for Stock-Based Compensation, allow entities to continue to apply the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees” for the accounting of compensation expense for its stock based compensation plans, and requires certain pro-forma disclosures for employee share options granted as if the fair-value-based methods defined in SFAS No. 123 had been applied. For U.S. GAAP purposes, the Company has elected to apply the provisions of APB Opinion No. 25 and related interpretations and provide the pro-forma disclosure provisions of SFAS No. 123 for its share option plans. For a fixed plan, compensation expense is recorded in the financial statements on the grant (and a measurement) date only if the market value of the underlying shares exceeds the exercise price. SFAS No. 148 amended SFAS No. 123 and the disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002.

     Under the terms of the 1997 Plan, 8,148,148 options were granted during 1997 with an exercise price of € 0.723 per share. The terms of the 1997 Plan provide a cash-out provision until such time the Company’s shares are traded in a recognized stock market. As a result, the Company has accounted for the 1997 Plan under U.S. GAAP in a manner similar to the accounting for stock appreciation rights. No compensation expense was recorded in the financial statements for the accounting periods up to and including December 31, 1998, as the formula price did not exceed the exercise price per share. Upon the Company’s initial public offering, the 1997 Plan was considered to be a fixed plan. However, the Company’s initial public offering resulted in a measurement date and a non-cash compensation expense of € 17,641 thousand, which is being amortized over the vesting period. All the options granted under this plan are vested and exercisable as of December 31, 2002 and 2003, and the amount of amortization for 2001 was € 118 thousand, net of forfeitures.

Under the terms of the 1999 Plan, the Company issued options to various employees during 1999, 2000, 2001 and 2002. No options were issued under this Plan during 2003. The options issued in 1999 and 2000 were accounted as stock appreciation rights under U.S. GAAP until the shareholders have approved both the share capital increase to satisfy these options and elected not to apply the cash-out provisions. The shareholders approval in 2000 also resulted in fixing the exercise price for the options issued in 1999 and 2000. The approval resulted in a measurement date for these options and stock compensation expense of € 413, amortized over the vesting period, and options issued in 1999 and 2000 were accounted as fixed stock options. The amount of amortization expense, net of forfeitures, recognized during 2001, 2002 and 2003 was € 86, € 101 and € 67, respectively. Assuming that the Company continues to not apply cash-out provisions, which subsequent to the share capital increase are applicable only at the discretion of the Company, no further compensation expense shall be recorded in future periods in relation to these options. In addition, the Company has evaluated, in accordance with EITF 00-23, the mandatory cash-out provisions in the event of the contingency that the Company’s share are not traded on the Italian Stock Market on the date of relevant stock exercise. Based on the guidance of EITF 00-23, the Company does not believe the existence of cash-out provisions based on the occurrence of the contingency is probable and the Company will continuously evaluate the probability during the contingency period. The exercise price of options granted in 2001 and 2002 is considered variable as it cannot be lower than the consolidated net worth per share at the time of exercise; hence the company accounted for these new options in accordance with the variable method. Under this method, compensation expense is measured at each reporting date and calculated as the difference between the market price of the shares at the reporting date and the exercise price. No compensation expense was recorded for grants during 2002 and 2003 as the exercise price is higher than the market value of the underlying shares as of December 31, 2002 and December 31, 2003.

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

     (i) Earnings per share

     Under Italian GAAP, there is no requirement to present earnings per share nor any accounting standards that regulate its calculation.

     Under U.S. GAAP, earnings per share are calculated and presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share, which requires the presentation of both basic and diluted earnings per share information for all periods presented; in case of change in accounting principles or extraordinary items, basic and diluted earnings per share must be presented before and after the cumulative effect of change in accounting principles or extraordinary item, on a pro forma basis. Basic net profit per share is computed by dividing net profit, as calculated in accordance with U.S. GAAP, by the weighted average number of shares outstanding in the period; diluted net profit per share includes the effect of incremental shares, if any, that would have been outstanding under the share option plans or other obligations to issue such shares.

     (j) Business combinations, goodwill and intangible assets

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

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

     Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but instead tests goodwill for impairment at least annually. The carrying value of the goodwill for U.S. GAAP purposes on the date of adoption was € 1,100 thousand. In addition, the goodwill that is being reflected in the Italian GAAP financial statements relating to the 1996 transaction (see note 29(a) and 1(a)) is not considered as goodwill under U.S. GAAP but is reflected as part of “Brand name”, and therefore continues to be amortized.

     (k) Securitization

     As explained in Notes 1(c) and 3, the Company has sold some of its accounts receivable to DDF1. Under Italian GAAP, the transfer of such receivables qualified for sale accounting. However, under U.S. GAAP, in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, some of the transfers did not qualify for sale accounting, as they were not isolated from the transferor (Ducati) as of December 31, 2003, due to non-fulfillment of certain legal formalities such as publication in the Italian Gazette. In addition, due to contractual requirements imposed on DDF1 by the senior note holders, to which Ducati is a party to the agreement, DDF1 cannot pledge or exchange the transferred assets (namely, the accounts receivable). In addition, DDF1 does not meet the requirements of qualified special purpose entity (QSPE). The Company has not yet adopted the provisions of FIN 46R, Consolidation of Variable Interest Entities, therefore an evaluation whether to consolidate DDF1 was performed in accordance with EITF Topic D-14, Transactions Involving Special Purpose Entities, and EITF 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions. Based on the criteria set forth in the above literature, the Company has concluded that DDF1 needs to be consolidated as of and for the year ended December 31, 2003. The effect of such consolidation on the assets was an increase of cash and cash equivalents by € 10 million, decrease of investments of € 10 million (as Ducati has subordinated Class B Notes issued by DDF1), and increase in accounts receivable of € 33 million. The effect of such consolidation on the liabilities was an increase of long term liabilities of € 33 million, represented by Senior Class A Noted issued by DDF1 and a corresponding decrease in current liabilities. There was no effect on the Statement of Operations as all expenses of DDF1 were reimbursed by Ducati and such reimbursements were already reflected in the Statement of Operations under Italian GAAP. In addition, start up costs of € 680 thousand at December 31, 2003, capitalized and not yet amortized under Italian GAAP, have been expensed for U.S. GAAP purposes.

     On December 30, 2002, the Company transferred receivables of approximately € 26 million to DDF1 and received € 20 million for return. DDF1 borrowed € 20 million for a financial institution, secured against the receivables. As the transaction did not constitute as a sale, under SFAS 140, it was accounted for as a secured borrowing under U.S. GAAP. The amount of secured borrowing was reflected as a current liability. Under Italian GAAP, the transaction was accounted for as a sale.

     (l) Implementation of New Accounting Pronouncements

     In December 2003, the FASB issued FASB Interpretation No. 46R (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether is has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interest in VIEs created after December 31, 2003. For variable interest in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Company has evaluated that DDF1, a non-qualified special purpose entity, needs to be consolidated under FIN 46R. This entity, DDF1, has already been consolidated under existing literature, therefore the Company believes that the implementation of FIN 46R relating to DDF1 will not have a material impact ion the financial statements.

     FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

     In June 2001, FASB Statement No. 143, Accounting for Asset Retirement Obligations, was issued. Statement 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt Statement 143 on January 1, 2003. The adoption of Statement 143 had no effect on the Company’s financial statements.

     In April 2002, the FASB Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction, was issued. Statement 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. Statement No. 145 also amends FASB Statement No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of Statement 145 related to the rescission of FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, were applied in fiscal years beginning after May 15, 2002. The provisions of Statement 145 related to Statement 13 were effective for transactions occurring after May 15, 2002. The adoption of Statement 145 had no effect on the Company’s financial statements.

     In June 2002, the FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of Statement 146 were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. During 2003, the Company has communicated and terminated certain employees, including the Managing Director, and incurred certain employee termination benefits. All of the employees were notifies and terminated in 2003, with all related termination severance paid in 2003; under Italian GAAP, the residual amount of € 11 thousand, accrued in 2003 but not paid at December 31, 2003 has been recorded as “Provision for corporate reorganization”. As this amount does not meet the recognition criteria prescribed by Statement 146, the adoption of Statement 146 resulted in the reversal to the statement of income of the residual amount accrued in the Italian GAAP financial statements, for € 11 thousand. In addition, under Italian GAAP these amounts are shown as non-operating expense and the US GAAP they are part of operating expenses.

     In November 2002, FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34, was issued. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 had no effect on the Company’s financial statements.

     In December 2002, FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, was issued. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Disclosures required by this standard are included in the notes to these consolidated financial statements.

     In December 2003, FASB Statement No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pensions plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003.

30. Reconciliation of net profit/(loss) and shareholders’ equity determined under Italian GAAP with those under U.S. GAAP

The calculation of net profit/(loss) and shareholders’ equity in conformity with U.S. GAAP is as follows:

     Reconciliation of net profit/(loss):

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000, except per share data which is stated in €)
Net profit under Italian GAAP	10,553	6,525	40
Adjustments increasing (decreasing) reported net profit:
o Reduction of gross revenues (see note 29(e))	(20,727)	(18,595)	(16,939)
o Selling, general and administrative expenses (excluding depreciation) (i)	16,148	16,500	14,466
o Interest (ii)	3,313	2,890	2,484
o Depreciation of property, plant and equipment (iii)	322	320	312
o Amortization of intangible assets (iv)	5,191	(193)	5,255
o Stock-based compensation (see note 29(h))	(204)	(101)	(67)
o Derivative financial instruments (see note 29(d))	(3,172)	642	(358)
o Other	(10)	—	226
o Income taxes (v)	858	(1,022)	(6,029)
o Cumulative effect of a change in accounting principle, net of taxes (see note 29(d))	1,906	—	—

Net profit/(loss) in conformity with U.S. GAAP	14,178	6,966	(610)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€’ 000, except per share data which is stated in €)
Net profit/(loss) per share in conformity with U.S.
Net profit/(loss) per share before cumulative effects of a change in accounting principle	0.077	0.044	(0.004)
Cumulative effects of a change in accounting principle	0.012	—	—
Net profit /(loss) per share	0.089	0.044	(0.004)
Weighted average number of shares (basic) (see note 29 (i))	158,417,632	158,500,963	158,500,963
Net profit/(loss) per share before cumulative effects of a change in accounting principle	0.076	0.043	(0.004)
Cumulative effects of a change in accounting principle	0.012	—	—
Net profit/(loss) per share	0.088	0.043	(0.004)
Weighted average number of shares (diluted) (see note 29(i))	162,355,535	162,359,032	158,500,963

In computing diluted profit per share for the years ended December 31, 2001 and 2002, the dilutive effect of share equivalents under the 1997 share option plan has been included, resulting in an increase of the weighted number of shares of 3,937,903 and 3,858,069, respectively. The dilutive effect of the share equivalents under the 1997 share option plan is not considered in 2003, due to the net loss for the year.

(i)	The breakdown of the adjustments to selling, general and administrative expenses (excluding depreciation) is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Lease installments	(81)	—	—
Volume bonus to dealers (see note 29 (e))	16,436	16,500	14,455
Restructuring costs (see note 29 (l))	—	—	11
Other	(207)	—	—

	16,148	16,500	14,466

(ii)	The breakdown of the adjustments to interest expense is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Cash discounts (see note 29 (e))	1,494	728	443
Interest on dealer incentives (see note 29(e))	1,819	2,162	2,041

	3,313	2,890	2,484

(iii)	The breakdown of the adjustments to depreciation of property, plant and equipment is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Revaluation on business combination (see note 29(a))	260	258	250
Software capitalization (see note 29(f))	62	62	62

	322	320	312

(iv)	The breakdown of the adjustments to amortization of intangible assets is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Brand name on business combination (see note 29(a))	7,236	5,469	5,813
Research and development (see note 29(b))	(3,973)	(7,888)	(1,965)
Cost associated with initial public offering (see note 29(c))	1,928	1,928	1,928
Reversal goodwill amortization (see note 29 (j))	—	296	250
Costs incurred in connection with securitization	—	—	(680)
Other	—	(108)	(128)
Advertising costs	—	110	37

	5,191	(193)	5,255

(v)	The breakdown of the adjustments to income taxes is summarized below:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Deferred taxes related to revaluation surplus (see note 29(g))	—	—	(3,807)
Income tax effect of US GAAP adjustments	858	(1,022)	(2,222)

	858	(1,022)	(6,029)

Reconciliation of shareholders’ equity:

	As of December 31,	As of December 31,
	2002	2003
	(€ ‘000)
Shareholders’ equity under Italian GAAP	159,741	158,399
Adjustments increasing (decreasing) reported shareholders’ equity:
o Property, plant and equipment (vi)	(7,208)	(6,894)
o Intangible assets (vii)	(102,670)	(100,507)
o Accrued expenses and other current liabilities, including derivatives (see note 29(d) and (viii))	251	(133)
o Deferred taxes (see note 29(g) and (ix))	33,332	30,542
o Own shares	—	(391)
o Other	37	138

Shareholders’ equity in conformity with U.S. GAAP	83,483	81,154

(vi)	The breakdown of the adjustments to property, plant and equipment is summarized below:

	As of December 31,	As of December 31,
	2002	2003
	(€ ‘000)
Revaluation on business combination (see note 29(a))
- cost	(9,157)	(9,156)
- accumulated depreciation	2,010	2,262
Software capitalization (see note 29(f))	(61)	—

	(7,208)	(6,894)

(vii)	The breakdown of the adjustments to intangible assets is summarized below:

	As of December 31,	As of December 31,
	2002	2003
	(€ ‘000)
Brand name on business combination (see note 29(a))
- cost	(72,968)	(72,968)
- tax benefit on brand name (see note 29(g))	(41,541)	(44,742)
- accumulated amortization	41,059	46,872
Advertising costs	(37)	—
Research and development (see note 29(b))	(27,014)	(28,979)
Costs associated with initial public offering (see note 29(c))
- cost	(9,640)	(9,640)
- accumulated amortization	7,283	9,211
Goodwill	296	546
Costs incurred in connection with securitization	—	(680)
Other	108	(127)

	(102,670)	(100,507)

(viii)	The breakdown of the adjustments to accrued expenses and other current liabilities is summarized below:

	As of December 31,	As of December 31,
	2002	2003
	(€ ‘000)
- Derivative financial instruments (see note 29(d))	567	209
- Dealer incentives (see note 29(e))	(316)	(233)
- Other	—	(109)

	251	(133)

(ix)	The breakdown of the adjustments to income taxes is summarized below:

	As of December 31,	As of December 31,
	2002	2003
	(€ ‘000)
- Deferred taxes for tax basis in brand name	(6,009)	(3,201)
- Deferred taxes related to revaluation surplus	(5,087)	(7,996)
- Income tax effects of US GAAP adjustments	44,428	41,739

	33,332	30,542

Condensed consolidated balance sheet—U.S. GAAP

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Assets
Current assets	289,217	294,094
Property, plant and equipment, net	63,210	62,908
Intangible assets, net	23,383	21,531
Deferred tax assets, net of valuation allowance (excluding current portion)	21,608	32,793
Other long-term assets	622	562
Total Assets	398,495	411,888

Liabilities and Shareholders’ Equity
Current liabilities	188,252	190,119
Long term debt, less current	91,000	114,882
Obligations under capital leases, excluding current Installments	17,792	14,939
Other long-term liabilities	17,968	10,794
Total Liabilities	315,012	330,734
Shareholders’ equity
Share capital	82,420	82,420
Additional Paid in Capital	32,524	32,511
Stock-based compensation	(79)	—
Own shares	—	(391)
Predecessor basis adjustment	(77,568)	(77,568)
Retained earnings	44,114	43,504
Accumulated other comprehensive income	2,072	678
Total Shareholders’ Equity	83,483	81,154

Total Liabilities and Shareholders’ Equity	398,495	411,888

     The additional paid in capital includes approximately € 18 million for the stock based compensation relating to the 1997 and 1999 plans.

Condensed consolidated statement of operations—U.S. GAAP

     With regard to the consolidated statements of operations, the Company’s operating income, profit before income taxes, minority interest and extraordinary items, income taxes, extraordinary items and net profit/(loss) as determined under U.S. GAAP would have been as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Operating income	33,691	16,148	6,321
Profit before income taxes	20,308	9,973	852
Income taxes	(8,036)	(3,007)	(1,462)
Cumulative effect of adoption of new accounting principle, net of taxes	1,906	—	—

Net profit/(loss)	14,178	6,966	(610)

Condensed consolidated statement of cash flows—U.S. GAAP

Had statements been prepared under U.S. GAAP, the key captions in the condensed consolidated statement of cash flows would have been as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Net cash provided by/(used in) operating activities	(3,444)	4,679	(2,231)
Net cash used in investing activities	(9,759)	(23,889)	(14,019)
Net cash provided by/(used in) financing activities	23,093	19,890	16,333
Effect of exchange rate changes on cash	51	(425)	(461)
Net increase/(decrease) in cash and cash equivalents	9,941	255	(378)

     Furthermore, the supplemental disclosure for the consolidated statement of cash flows required by U.S. GAAP is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Cash paid during the year for:
Interest	5,472	9,187	6,441

Income taxes	4,938	4,336	3,357

     Statement of comprehensive income/(loss)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Net income/(loss)	14,178	6,966	(610)
Foreign currency translation adjustment	824	(1,223)	(1,394)

Comprehensive income/(loss)	15,002	5,743	(2,004)

     Impairment of long-lived assets and long-lived assets to be disposed of

     In August 2001, the FASB issued Statement No. 144, “Accounting For The Impairment Or Disposal Of Long-Lived Assets” , which addresses financial accounting and reporting for the impairment or disposal of long-lived assets amends existing guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held-for-sale and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted Statement No. 144 on January 1, 2002. The adoption of Statement No. 144 did not affect the Company’s financial statements.

31. Additional Financial Statements Disclosures required by U.S. GAAP

     The following information is presented on a U.S. GAAP basis.

Income taxes

     Profit before income taxes consists of:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Domestic	35,255	15,575	709
Foreign	(14,947)	(5,602)	143

	20,308	9,973	852

     Income tax (expense)/benefit consists of:

			Current tax benefit
			applied to reduce
	Current	Deferred	brand name	Total
	(€ ‘000)
Year ended December 31, 2001:
Domestic	(3,074)	(1,363)	(5,342)	(9,779)
Foreign	(123)	1,866	—	1,743

	(3,197)	503	(5,342)	(8,036)
Year ended December 31, 2002:
Domestic	(3,363)	8,702	(5,491)	(422)
Foreign	(473)	(2,112)	—	(2,585)

	(4,106)	6,590	(5,491)	(3,007)
Year ended December 31, 2003:
Domestic	(2,931)	2,766	(3,201)	(3,366)
Foreign	(447)	2,351	—	1,904

	(3,378)	5,117	(3,201)	(1,462)

     The significant components of deferred income tax (expense)/benefit consist of:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Deferred tax (expense)/benefit (exclusive of the effects of other components below)	(1,630)	10,001	1,846
Benefits of operating loss carry forwards	2,133	—	1,461
Change in valuation allowance	—	(3,217)	2,329
Adjustments to deferred tax liabilities and assets for enacted changes in tax laws and rates	—	(194)	(519)

	503	6,590	5,117

The reported amount of income taxes differs from the amount that would result from applying the statutory IRPEG tax rate of 34% (36% in 2001 and 2002, 33% starting from 2004) to profit before income taxes as a result of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	(€ ‘000)
Computed “expected” tax expense	(7,310)	(3,590)	(290)
Non deductible expenses	(1,447)	(828)	(402)
Tax rate differential for foreign subsidiaries	1,068	207	(14)
Tax-driven write-off of investment in subsidiaries (see note 27)	6,120	3,685	—
Regional corporate income tax (IRAP) (see note 27)	(3,508)	(3,184)	(2,233)
Change in valuation allowance	(3,235)	(3,217)	2,329
Tremonti law investment incentive	—	2,622	—
Change in tax laws and rates	—	(194)	(519)
Other minor adjustments	276	1,492	(333)

Actual income taxes	(8,036)	(3,007)	(1,462)

     The tax effects of each type of temporary differences and carry forward that gives rise to significant portions of the deferred tax assets and liabilities at December 31, are presented below:

	December 31,	December 31,
	2002	2003
	Total	Total
	(€ ‘000)
Deferred tax assets:
- Inventories	4,746	5,029
- Brand name	8,976	21,795
- Accrued liabilities	9,039	6,371
- Net operating loss and tax credit carry forwards	16,792	18,253
- Deferred research and development expenses	10,421	10,795
- Other	1,249	94

Deferred tax assets before valuation allowance	51,223	62,337
Valuation allowance	(9,017)	(6,688)

Total deferred tax assets	42,206	55,649
Deferred tax liabilities:
- Revaluation reserve	(5,087)	(7,996)

Net deferred tax assets	37,119	47,653

The valuation allowance for deferred tax assets as of January 1, 2002 was € 5,800 thousand. The net change in the total valuation allowance for the years ended December 31, 2002 and 2003 was in increase of € 3,217 thousand and a decrease of € 2,329 thousand, respectively.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2003, total amount of future taxable income necessary to realize the net deferred tax asset is approximately € 135 million. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences and tax carryforwards, net of the existing valuation allowance at December 31, 2003.

     As explained in note 27, deferred taxes have not been provided on the excess in the amount of € 3,286 thousand for financial reporting over the tax basis of investments in foreign subsidiaries. The amount becomes taxable upon repatriation of earnings or a sale or liquidation of the subsidiary. It is not practicable to estimate the amount of the related unrecognized deferred tax liability.

     At December 31, 2003, the Company had net operating loss and tax credit carry forwards for Italian, Japanese, U.S., Dutch and U.K. income taxes of approximately € 57 million, which are available to offset future taxable income. Of this amount, € 7.7 million have no expiry while the remainder expires as follows:

2004	€ 14.0 million
2005	€ 1.6 million
2006	€ 1.0 million
2007	€ 1.4 million
2008	€ 7.8 million
2009 to 2022	€ 23.5 million

     Under Italian and U.S. GAAP, the Company effected a quasi reorganization as of January 1, 2000, by eliminating the deficit in retained earnings as of January 1, 2000 of € 4,057 thousand with a corresponding reduction in contributed capital. Under U.S. GAAP, the tax benefits that had not been recognized at the date of the quasi reorganization, amounting to € 2,125 thousand, will be booked as direct addition to contributed capital when realized.

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

	December 31,	December 31,
	2002	2003
	(€ ‘000)
Italy	61,847	66,175
United States	587	279
France	40	61
Germany	34	26
Holland	156	121
Japan	48	25
UK	498	480

	63,210	67,167

     Similar information is presented under note 19 for net sales which have been attributed to countries based on the location of the customer.

Leasing

     The Company is obliged under capital leases for buildings, machinery and equipment that expire at various dates through 2009. At December 31, 2002 and 2003, the gross amount and related accumulated amortization of such leases amounted to € 27.4 million and € 27.7 million, and € 4.4 million and € 6.1 million, respectively. € 23.0 million has been included in property, plant and equipment, net, as of December 31, 2003 (2002: € 23.0 million) in the Italian GAAP consolidated balance sheet. Future minimum capital lease payments as of December 31 are:

	December 31,	December 31,
	2002	2003
	(€ ‘000)
- 2003	4,136	—
- 2004	4,136	4,232
- 2005	3,792	3,853
- 2006	3,601	3,662
- 2007 and subsequent years	8,002	8,078

Total minimum lease payments	23,667	19,825
Less amount representing interest	(2,645)	(1,632)
Present value of the minimum capital lease payments	21,022	18,193
Current installments	3,230	3,254
Long-term portion	17,792	14,939

	21,022	18,193

Commitments and contingencies

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

	December 31,	December 31,
	2002	2003
	(€ 000)
Forward exchange contracts	3,744	3,945
Interest rate swaps	—	(94)

Concentration of credit risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Management believes, however, that the loss due to credit risk to be incurred by the Company if parties to these financial instruments fail completely to perform according to the terms of the contracts is not material. Cash is placed with high-credit quality financial institutions in Italy and the United States. The Company does not require collateral and all their accounts receivable are unsecured; while management believes the trade receivables will be collected, it anticipates that in the event of default they will follow normal collection procedures. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect estimates of bad debts. Sales to the Company’s two largest customers accounted for approximately 7.5%, 5.3% and 5.9% of 2001, 2002 and 2003 net sales, respectively. However, management believes that overall credit risk related to the Company is limited due to its broad customer base in different geographic areas.

Share option plans

     In relation to the 1997 Plan, pursuant to the provisions of SFAS No. 123, the Company calculated the estimated fair value of the options granted during 1997 using the minimum value method. This calculation did not result in any value attributable to the options on their original grant date. As discussed in note 29(h), under APB Opinion No. 25, as a consequence of the Company’s initial public offering, the 1997 Plan is deemed to have become a fixed plan under US GAAP, resulting in a new measurement date on the date of the initial public offering. As such, a non-cash compensation expense was recorded in the US GAAP reconciliation for the year ended December 31, 1999. As compensation costs related to the 1997 Plan determined pursuant to the provisions of SFAS No. 123 is based upon the original grant date, compensation expense recognized on the new measurement date under APB Opinion No. 25 would not be recognized under SFAS 123. The outstanding share options under the 1997 Plan have a weighted average remaining contractual life of approximately 3.6 years as at December 31, 2003.

     In relation to the 1999 Plan, pursuant to the provisions of SFAS No. 123, the fair value of these options has been estimated on the grant date using the Black Scholes option pricing model with the following assumptions: risk free interest rate of 2.5% — 4.6%, dividend yield of 0% — 0.13%, volatility factors of the expected market price of the Company’s share of 30% — 50% and expected life of the options of 4.5 — 7 years. On this basis, the weighted average fair value of these outstanding options amounted to € 0.53 per share as of December 31, 2003. The outstanding share options have a weighted average remaining contractual life of approximately 3.9 years as of December 31, 2003.

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

     Had compensation cost related to the options granted under the 1999 Plan been based on the fair value at the grant date, pursuant to the provisions of SFAS No. 123, the Company’s pro forma net profit/(loss) for the years ended December 31, 2001, 2002 and 2003 would have been € 13,299 thousand, € 5,430 thousand and € (930) thousand, respectively. The pro forma basic and diluted profit/(loss) per share at December 31, 2001 would have been € 0.084 and € 0.082, respectively, while at December 31, 2002 they would have been € 0.034 and € 0.033, respectively, and at December 31, 2003 they would have been € (0.006) and € (0.006), respectively.

32. Subsequent events

A further tranche of the outstanding bond with a nominal value of € 10,000,000 was bought back on February 10, 2004, value date February 13, 2004. No adjustments to the consolidated financial statements are made for these subsequent events.

Schedule II

Ducati Motor Holding S.p.A.
Valuation and Qualifying Accounts
For the Years Ended December 31, 2001, 2002 and 2003

		Additions
	Balance at	Charged to	Charged to		Balance at
	the beginning of	cost and	other accounts		the end of
Description	the period	expenses	(foreign exchange)	Deductions	the period
	(€ 000)
Allowance for doubtful accounts:
Year ended December 31, 2001	3,204	1,037	135	(54)	4,322
Year ended December 31, 2002	4,322	1,333	(214)	(1,253)	4,188
Year ended December 31, 2003	4,188	1,320	(124)	(2,070)	3,314
Allowance for obsolete/slow moving inventory:
Year ended December 31, 2001	3,155	1,670	33	(571)	4,287
Year ended December 31, 2002	4,287	1,959	(119)	(741)	5,386
Year ended December 31, 2003	5,386	2,558	111	(994)	7,061