Form 20-F
period 2004-12-31
DUCATI MOTOR HOLDING SPA
filed 2005-06-30
CIK 1080063

As filed with the Securities and Exchange Commission on June  30, 2005

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended:  December 31, 2004

001-14908
(Commission file number)

Ducati Motor Holding S.p.A.
(Exact name of registrant as specified in its charter)

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Italy
(Jurisdiction of incorporation or organization)

Via A. Cavalieri Ducati 3, 40132 Bologna, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing ten Ordinary Shares	New York Stock Exchange
Ordinary Shares*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

158,826,407 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

* Not for trading, but only in connection with the registration of the American Depositary Shares

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

          Our audited financial statements and other financial information contained in this annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “annual report”) have been prepared in conformity with generally accepted accounting principles in Italy (“Italian GAAP”), except for certain items under “Item 3. Key Information—Selected Consolidated Financial Data,” which have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  For a detailed discussion of the differences between Italian GAAP and U.S. GAAP, see Notes 29, 30 and 31 to our audited financial statements included in Item 18.

          In this annual report, references to “we,” “us,” “our,” “Ducati,” “Group” and the “Company” are to Ducati Motor Holding S.p.A. and its subsidiaries and, unless the context otherwise requires, to their predecessors.  References to “DMH” are to Ducati Motor Holding S.p.A. only.  References to “Lit.,” “lira,” “lire” and “Italian lire” are to Italian lire, references to “US$,” “$,” “dollars” and “U.S. dollars” are to United States dollars and references to “€” or “euro” are to the euro, the single currency established for certain members of the European Union (the “EU”), including Italy, upon the commencement of the third stage of the European Monetary Union (“EMU”) on January 1, 1999.  References to “Consob” are references to the Commissione Nazionale per le Società e la Borsa (the Italian National Commission for Companies and the Stock Exchange).

          Beginning with fiscal year ended December 31, 2001, we publish our audited financial statements in euro.  For fiscal years ending before 2001, we published our audited financial statements in Italian lire.  From January 1, 1999 to February 28, 2002 (the last day in which the lira was legal tender in Italy), we carried out non-cash transactions in euro as well as lire.  For ease of comparison, we have presented in this annual report any amounts formerly stated in Italian lire in euro and/or in dollars, as applicable, as follows:

•	converting the lire amounts into euro at the fixed conversion rate of Lit. 1,936.27 per euro established in connection with the commencement of the third stage of the EMU;

•

converting the euro amount into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euro on December 31, 2004 of US$1.3538 per euro; and

•

the Noon Buying Rate for euro on June 24, 2005, was US$1.2088 per euro.  Foreign currency translations in this annual report should not be taken as representations that the foreign currency amounts actually represent the equivalent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

          Our restated euro financial information depicts the same trends as would have been presented if we had continued to present our financial information in lire.

          Under European Union Regulation No. 1606 of July 2002, all EU companies with securities listed on a regulated market in the European Union must prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS,” the new name for International Accounting Standards) as from their 2005 financial year.  Comparative information for the 2004 financial year must also be presented at that time.

          This regulation applies to us, and we are taking the necessary steps to make the transition to IFRS.  We have trained employees involved in the transition and have made technical and accounting resources available so that the impact of these new standards on our 2004 financial statements can be assessed as soon as possible and significant accounting information made public as explained in more detail below.  At this time, we have completed our preliminary analysis of the principal differences between IFRS and Italian GAAP, together with a benchmarking of our analysis against analyses of other companies in our sector.  We expect the more significant differences likely to emerge from the adoption of the new standards will relate mainly to the treatment of research and development expenses and the contracts that hedge exchange and interest-rate risks, the elimination of the amortization of goodwill, which will be subject to an impairment test for the value of tangible and intangible fixed assets, the expensing to the statement of operations of previously capitalized intangible fixed assets, and the accounting treatment of stock option plans, other employee benefits and our securitization program.

          At the time we published our consolidated report for the quarter ended March 31, 2005, on May 13, 2005, we had not completed the transition to IFRS.  Therefore, in accordance with guidelines set out by Consob in the reference document “International accounting standards: interim financial reports, offering/listing prospectuses, definition of the concept of related parties,” published on February 17, 2005 (the “Consob IFRS reference document”), we published our interim consolidated financial statements for the quarter ended March 31, 2005, using the same Italian GAAP principles used in our 2004 consolidated financial statements.  If we are unable to complete the transition to IFRS prior to the release of our consolidated financial statements for the second quarter and first half, each ending June 30, 2005, we will also prepare those using Italian GAAP, and will prepare and publish at the same time a reconciliation of our shareholders’ equity and net profit (loss) at January 1 and December 31, 2004, and for the year ended December 31, 2004, to IFRS in accordance with the Consob IFRS reference document.  Our consolidated financial statements for the third quarter and fourth quarter ending September 30, 2005, and December 31, 2005, respectively, will be prepared in accordance with IFRS.

          In this annual report, references to the term “cc” are to cubic centimeters, a measure of engine displacement.  References to the terms “introduce” or “launch” in respect of a model or line of Ducati motorcycles are to the presentation of such model or line at international trade shows held in September of each year for sale the year thereafter.  References to the term “registrations” are to the number of newly produced motorcycles registered with governmental authorities over the relevant period, and are a standard industry measure of retail motorcycle sales that generally excludes sales in countries in which government registration systems are nonexistent or unreliable.  Unless otherwise indicated, registrations of Ducati motorcycles include our estimates of sales in countries where government registration data is not yet available or is otherwise nonexistent or unreliable.

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

Item 2.  Offer Statistics and Expected Timetable

          Not applicable.

Item 3.  Key Information

Selected Consolidated Financial Data

          The following table sets forth selected historical consolidated financial data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, which have been derived from our audited financial statements included in Item 18 of this annual report or in our previous filings with the Securities and Exchange Commission.  Our audited financial statements have been prepared in conformity with Italian GAAP.

          In addition, the following table sets forth certain selected financial data prepared in conformity with U.S. GAAP.  For information concerning differences between Italian GAAP and U.S. GAAP as applied to our audited financial statements, see Notes 29, 30 and 31 to the audited financial statements included in Item 18.

          The selected consolidated financial data set forth below (except for other financial data) should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our audited financial statements.

Selected Consolidated Financial Data in Conformity with Italian GAAP

	Year Ended December 31,

	2000	2001	2002	2003	2004	2004

	(euro in thousands, except per share and ADS data)					(dollars in thousands, except per share and ADS data) (1)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Net sales	€379,534	€407,815	€412,971	€388,241	€382,762	$518,183
Cost of goods sold(2)	(228,890)	(241,266)	(249,264)	(253,406)	(244,846)	(331,473)

Gross profit	150,644	166,549	163,707	134,835	137,916	186,710
Selling, general and administrative expenses	(95,604)	(107,968)	(122,032)	(112,806)	(123,550)	(167,262)
Depreciation of property, plant and equipment	(7,446)	(9,998)	(11,993)	(15,013)	(14,718)	(19,925)
Amortization of intangible assets	(22,147)	(24,582)	(21,991)	(23,876)	(20,801)	(28,160)
Other operating revenues	4,952	7,547	10,795	23,178	24,718	33,463
Operating income/(loss)	30,399	31,548	18,486	6,318	3,565	4,826
Interest expense, net	(8,814)	(12,750)	(11,472)	(9,273)	(9,454)	(12,799)
Foreign exchange gain/(loss), net	(10,615)	677	1,363	2,517	4,690	6,349
Other non-operating income/(expense) net(3)	6,702	(28)	134	558	(564)	(763)
Profit/(loss) before income taxes and minority interest	17,672	19,447	8,511	120	(1,763)	(2,387)
Income taxes	(7,189)	(8,894)	(1,986)	(80)	(6,026)	(8,158)
Net profit/(loss)	10,483	10,553	6,525	40	(7,789)	(10,545)
Net profit/(loss) per share(4)(8)	€0.066	€0.066	€0.041	€—	(0.049)	$(0.066)
Net profit/(loss) per ADS(4)(8)	€0.66	€0.66	€0.41	€—	(0.49)	$(0.66)
CASH FLOW AND OTHER FINANCIAL DATA
Capital expenditures	11,328	13,464	23,819	15,746	10,394	14,071
Cash flows from operating activities	41,606	13,752	44,911	28,579	23,777	32,189
Cash flows from investing activities	(26,877)	(29,302)	(44,345)	(33,790)	(25,976)	(35,166)
Cash flows from financing activities	(12,244)	25,491	(310)	4,833	8,661	11,725

See notes on page 6.

	As of December 31,

	2000	2001	2002	2003	2004	2004

	(euro in thousands, except per share and ADS data)					(dollars in thousands, except per share and ADS data) (1)
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents	€13,764	€23,705	€23,960	€23,582	€30,044	$40,674
Property, plant and equipment, net	51,110	54,576	66,402	67,167	62,843	85,077
Total assets	389,573	447,732	447,403	463,974	449,268	608,219
Total indebtedness(5)	111,129	132,140	133,523	151,209	162,703	220,267
Total shareholders’ equity	143,039	154,597	159,741	158,399	149,838	202,851

Selected Consolidated Financial Data in Conformity with U.S. GAAP (in thousands)(6)

	Year Ended December 31,

	2000	2001	2002	2003	2004	2004

	(euro in thousands, except per share and ADS data)					(dollars in thousands, except per share and ADS data) (1)

CONSOLIDATED STATEMENT OF OPERATIONS DATA
Operating income(7)	€33,560	€33,691	€16,148	€6,321	€5,589	$7,566
Profit/(loss) before income taxes, minority interest and extraordinary items	14,631	20,308	9,973	852	2,924	3,959
Net profit/(loss)	7,094	14,178	6,966	(610)	(2,071)	(2,804)
Net profit/(loss) per share (basic)(4)(8)	45	77	44	(4)	(13)	(17.6)
Net profit/(loss) per ADSs (basic)	450	770	440	(44)	(130)	(176)
Net profit/(loss) per share (diluted)	43	76	43	(4)	(13)	(17.6)
Net profit/(loss) per ADSs (diluted)	430	760	430	(44)	(130)	(176)
CASH FLOW AND OTHER FINANCIAL DATA
Stock-based compensation	€2,997	€204	€101	€67	€—	$—
Depreciation and amortization(9)	13,187	17,625	16,975	16,628	15,652	21,190
Cash flows from operating activities	27,364	(3,444)	4,679	(2,231)	6,597	8,931
Cash flows from investing activities	(13,819)	(9,759)	(23,889)	(14,019)	(7,577)	(10,258)
Cash flows from financing activities	(11,505)	23,093	19,890	26,333	13,149	17,801

See notes below.

	As of December 31,

	2000	2001	2002	2003	2004	2004

	(euro in thousands, except per share and ADS data)					(dollars in thousands, except per share and ADS data)(1)
CONSOLIDATED BALANCE SHEET DATA
Total assets	€312,332	€357,824	€398,495	€411,888	€408,031	$552,392
Total shareholders’ equity	62,346	77,717	83,483	81,154	74,422	100,753

(1)	Euro amounts are translated into U.S. dollars using the Noon Buying Rate for euro on December 31, 2004, of US$1.3538 per euro.
(2)	These amounts exclude depreciation of property, plant and equipment and amortization of intangible assets.
(3)

For the year ended December 31, 2000, this item included a €6.7 million gain recorded in connection with a voluntary, tax-driven write-up of the book value of our trademark in the statutory accounts of DMH.  For the year ended December 31, 2003, this item included €5.2 million of gains recorded in connection with a voluntary, tax driven write up of the book value of our trademark in the statutory accounts of DMH, and €4.0 million of restructuring costs related to a reorganization plan that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives.  See “Item 5. Operating and Financial Review and Prospects—2003 Compared to 2002.”

(4)

For Italian GAAP purposes, the number of shares and ADSs is assumed to be the shares and ADSs outstanding at the period-end; for U.S. GAAP purposes, the number of shares and ADSs has been calculated as the weighted average number of shares and ADSs outstanding during the period.  Italian per-share numbers do not reflect the effect of incremental shares, if any, that would have been outstanding, assuming all options granted under our share option plans were exercised during the relevant period.

(5)	Total indebtedness comprises long-term debt (including current portion) and short-term bank borrowings.
(6)

Financial data prepared in conformity with U.S. GAAP are presented as supplemental information for investors; our audited financial statements included in this annual report are prepared in conformity with Italian GAAP.  For information concerning certain differences between Italian GAAP and U.S. GAAP as applied to our audited financial statements, see Notes 29, 30 and 31 to the audited financial statements.

(7)

Operating income, profit/(loss) before income taxes, minority interest and extraordinary items and net profit/(loss) are stated after deducting a non-cash expense for stock-based compensation of €3.0 million, €0.2 million, €0.1 million, €0.1 million, and nil for each of the years 2000 through 2004, respectively.

(8)	We have not paid any dividends for the periods presented.
(9)

Effective January 1, 2002, we adopted the provisions of SFAS 142, “ Goodwill and Other Intangible Assets.”  Subsequent to the adoption of SFAS 142, we do not amortize goodwill for U.S. GAAP purposes, but do test for impairment.  For Italian GAAP purposes, we continue to amortize goodwill.  In addition, goodwill in our Italian GAAP financial statements relating to the 1996 acquisition of the Ducati brand name, trademark and related intellectual property rights (see Notes 1(b) and 29 to our audited consolidated financial statements) is not considered goodwill under U.S. GAAP, but is reflected as part of “Brand Name” and therefore continues to be amortized.

Exchange Rates

          Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of euro prices of DMH’s shares listed on the Mercato Telematico Azionario (“Telematico”), the automated screen-based trading system managed by Borsa Italiana S.p.A. (the “Italian Stock Exchange”) and, as a result, are likely to affect the market price of the ADSs in the United States.  Exchange rate fluctuations will also affect the U.S. dollar amounts received by holders of ADSs on the conversion into U.S. dollars by the ADS depositary of any cash dividends declared and paid in euro on the shares represented by the ADSs.

          The following table sets forth the Noon Buying Rate for euro expressed in U.S. dollars per euro rounded to the nearest one hundredth of a U.S. cent for the periods indicated.

Year:	Average(1)	At Period End

2000	0.9207	0.9388
2001	0.8909	0.8901
2002	0.9495	1.0485
2003	1.1411	1.2597
2004	1.2478	1.3538

Month ending:	High	Low

December 31, 2004	1.3625	1.3224
January 31, 2005	1.3476	1.2954
February 28, 2005	1.3274	1.2773
March 31, 2005	1.3465	1.2877
April 30, 2005	1.3093	1.2819
May 31, 2005	1.2936	1.2349

(1)	Average of the Noon Buying Rate for euro on the last business day of each month in the period.

          The effective Noon Buying Rate for euro on June 24, 2005, was US$1.2088 per €1.00.

Risk Factors

          Investing in our shares or ADSs involves certain risks.  You should carefully consider each of the following risks and all of the information included in this annual report.

The world motorcycle market is highly competitive

          The world motorcycle market is highly competitive.  Our principal competitors are four Japanese manufacturers (Honda, Suzuki, Yamaha and Kawasaki), two European manufacturers (Triumph and BMW) and, to a more limited extent, Harley-Davidson of the United States.  Additional competitors, including MV Agusta and Aprilia of Italy, also produce motorcycles that compete with ours.  Motorcycles produced by Harley-Davidson’s Buell subsidiary also compete with our Sport Naked motorcycles.  Most of our competitors have substantially greater financial resources, are more diversified and have significantly higher sales volumes (allowing for greater economies of scale) and market share than us.  Certain of our competitors may also have shorter product development cycles and may be able to bring new products to market more quickly than we can.  Like other manufacturers in the motorcycle industry, our competitiveness is also influenced by our performance on international professional racing circuits.  We cannot assure you that Ducati motorcycles will be successful in the World Superbike Championship or the MotoGP, which we re-entered in 2003, placing second in the manufacturers’ rankings in 2003 and third in 2004.  Racing success may also be affected by events outside of our control, such as injuries or accidents involving our riders.  We are also subject to potential price pressure from our competitors, including price pressure that may result from appreciation of the euro relative to other currencies, in particular the U.S. dollar, the U.K. pound sterling and the Japanese yen.  Our market share, based on available registration data, decreased during 2004 in some of our principal markets, including Italy (down 6%), Germany (down 20%) and Japan (down 18%).  In general, we cannot assure you that, in the future, we will be able to maintain our present competitive position.  See “Item 4. Information on the Company —Products and Distribution—Market Share and Competition.”

Our future performance depends on our ability to innovate and on market acceptance of new and existing products

          Our ability to develop new products and improve existing ones through research will have a significant effect on our future performance.  Failure to develop and offer products that compare favorably to those of our competitors, in terms of price, quality, styling, reliability, safety, functionality or otherwise, may result in lower market share, lower sales volumes and margins, and may have a material adverse effect on our operational and financial results.  In particular, whether we optimize engine performance and develop new motorcycle models may determine how well we perform against competitors.  Moreover, the lack of market acceptance of new motorcycle models, potential delays in bringing new products to market or any inability to achieve efficiency targets without suffering quality losses could adversely affect our overall profitability.  See “Item 4.  Information on the Company —Products and Distribution—Product Research and Development.”

Demand for motorcycles is cyclical

          In the past, the motorcycle industry has been subject to significant changes in demand due to changing social and economic conditions affecting discretionary consumer income, such as employment levels, business conditions, taxation rates, fuel costs, interest rates and other factors.  In our target market (the Sport sub-segment of the market for road motorcycles with engine displacements of 500cc or greater (the “>500cc Road Market”)), we have experienced periods of material decreases in demand (notably –5.0% in 2002), which have had a material effect on our results of operations for such periods. The factors underlying such changes in demand are beyond our control, and demand for our products may again decline in the future, which could have a further negative impact on our business, prospects, results of operations or financial condition.

Our business is seasonal and we are required to predict levels of demand in advance and provide current motorcycle models to the market on a timely basis

          Our operations, like those of other competitors in the motorcycle industry, are characterized by seasonal fluctuations in demand and a stable production level (although we shut down production each year during the month of August and the last two weeks of December).  Annual retail demand for motorcycles is highest during April, May and June, resulting in peak factory sales during March, April and May and a build-up of inventory from September to February.  As a result, we must plan overall annual production levels based on predicted levels of demand for our products, which we derive in part from our own market assessments and long-term, non-binding purchase commitments from our distributors.  We must also provide current models to the market during the critical annual spring season as demand typically shifts in the second half of the year to models introduced for the ensuing year.  Mismanagement of our production levels or delayed delivery of current models can result in excess inventories and resulting promotional expenses (i.e., rebates, discounts, complimentary accessories and other incentives) that we incur to reduce the same.  In addition, a number of factors could cause dealers to delay or cancel orders already placed with us, including general economic conditions, competitive factors and changes in governmental regulation such as import/export rules and tariff rates.  We cannot assure you that we will accurately predict annual and long-term demand in the future or in any event provide our current motorcycles to the market on a timely basis.  Any failure to do so may have a material adverse effect on our business, prospects, results of operations or financial condition.

We are dependent on our suppliers, and increases in component prices may negatively affect our operations

          We purchase virtually all of our motorcycle parts and components from third-party suppliers.  With the exception of a limited number of long-term component supply contracts for periods ranging from one to three years, we enter only into short-term, rolling contracts with suppliers.  In addition, we typically contract with our suppliers on a non-exclusive basis, which allows us to replace our suppliers at any time.  Generally, individual motorcycle components are available from a variety of sources, and our policy is to identify at least two sources of supply for each component.  However, we rely upon single-source suppliers for certain components, including “platform” components.  See “Item 4. Information on the Company —Products and Distribution—Production—Assembly Operations.”  Our assembly operations may be interrupted or otherwise adversely affected by delays in the supply of parts and components from third-party suppliers.  They may also be interrupted if parts or components become unavailable on commercially reasonable terms in the future.  Even if parts and components are available from alternative sources, we may face increased costs and production delays in connection with the replacement of an existing supplier with one or more alternative suppliers.  These factors could have a material adverse effect on our business, prospects, results of operations or financial condition.

          Like other competitors in the motorcycle industry, our operations are affected by the prices of motorcycle components.  The prices of motorcycle components have been subject to fluctuations in the past and may be subject to fluctuations in the future.  These fluctuations may result from fluctuations in the prices of raw materials (including commodities such as steel, aluminum, energy and oil-related products) from which these components are manufactured.  During 2004, the price of steel increased between 20% and 60% (depending on the type of steel), resulting in an average increase in per-motorcycle production cost of approximately two percent.  Any material increase in the prices of motorcycle components may have a material adverse effect on our business, prospects, results of operations or financial condition.

We have made significant investments and capital expenditures as to which we may not receive a return

          In 2002, 2003 and 2004, our capital expenditures on property, plant and equipment were approximately €23.8 million, €15.7 million and €10.4 million.  Such expenditures in 2002 principally related to our research and development initiatives (i.e., the launch of the Multistrada and the 999).  In 2002, we also invested in research and development activities to develop the Ducati Desmosedici motorcycle in connection with our participation in the MotoGP Championship (which expenses are included in our costs of goods sold for 2002). Our capital expenditures in 2003 and 2004 mainly related to research and development expenses in connection with our new Sportclassic motorcycle model line.  If any of these or similar initiatives is unsuccessful, our related past and anticipated future capital expenditures and research and development expenditures may not result in any return or material benefit to us, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

We may be subject to significant product liability claims

          Like our competitors, we are exposed to possible claims for personal injury from the use of our motorcycles, particularly in the United States, where product liability claims grounded on personal injuries are more common than in other countries.  Although no claims of this kind have been made against us that are not covered by our existing product liability insurance coverage, such claims may arise in the future.  A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, prospects, results of operations or financial condition.  See “Item 4. Information on the Company —Products and Distribution—Insurance and Product Liability.”

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

Strikes and other labor disturbances may negatively impact our operations

          We operate in a heavily unionized industry and are subject to the risk of strikes and other work stoppages.  Our employees in Italy are subject to national and company-specific bargaining agreements.  Our national collective bargaining agreement was renewed in May 2003 and generally expires in December 2006, although its economic terms, which expired in December 2004, are currently being renegotiated.  Our company-specific collective bargaining agreement was signed in December 2003 and expires in December 2007.

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

We are dependent on qualified personnel

          Like our competitors, our commercial success depends in part upon our ability to continue to attract and retain highly qualified design, technical and commercial management and other personnel.  We cannot assure you that the members of our management team will continue working for us in the long term.  In 2003, 2004 and 2005, many such personnel did not receive performance bonuses as part of their compensation owing to our failure to meet certain financial targets in 2002, 2003 and 2004, respectively.  See “Item 6. Directors, Senior Management and Employees.”  As a result, we may have increased difficulty in retaining such personnel, especially if the labor market in general improves.    Competition in general for qualified personnel in the motorcycle industry is intense and we could be materially adversely affected by the loss of key employees.  We cannot assure you that we will be able to attract, recruit and retain sufficient qualified personnel to remain competitive.

The international nature of our operations exposes us to risks

          Like our competitors, we distribute motorcycles and other products in many countries and face risks related to our international operations, including:

•	changes in governmental regulations;

•	licensing requirements;

•	tariffs or taxes and other trade barriers;

•	price, wage and exchange controls;

•	political, social and economic instability; and

•	inflation.

Any of these factors could materially adversely affect our business, prospects, results of operations and financial condition.

We are subject to foreign currency exchange rate fluctuations, particularly with respect to the U.S. dollar, and to interest rate fluctuations

          We are exposed to foreign exchange rate risks.  Our sales and operating profits are affected by the impact of fluctuations in currency exchange rates between the euro and certain foreign currencies, principally the U.S. dollar, the U.K. pound sterling and the Japanese yen, both because of the impact on product prices and operating expenses, as well as the effect of such fluctuations on the translation into euro of the foreign currency-denominated results of operation of our foreign subsidiaries operating outside the euro zone.  In 2004, we had net sales denominated in U.S. dollars, Japanese yen and U.K. pounds sterling that together exceeded 31.1% of our total net sales for the year (with sales in U.S. dollars accounting for approximately 15.6% of our total net sales), while our costs are principally denominated in euro.

          We are also subject to potential price pressure from our competitors that may result from appreciation of the euro relative to these other currencies.  In 2003 and 2004, the euro’s appreciation against other currencies (including the U.S. dollar, where the appreciation was approximately 19.4% on average, and 20.4% at year end in 2003, and 9.9% on average, and 7.8% at year end in 2004), contributed to the decline in our sales and operating results.  We engage in foreign exchange transactions to hedge portions of our transactional exposure to fluctuations in exchange rates between the euro and various foreign currencies, including the U.S. dollar, the U.K. pound sterling and the Japanese yen.  Our hedging policy until the end of 2003 consisted in covering, during the last quarter of each year, the sales of the coming year.  Beginning in January 2004, we shifted to 18-month rolling coverage.  However, at the end of 2004, we revised our hedging policy in connection among other things with the transition to IFRS; our new hedging policy consists of six-month rolling coverage that is consistent with the amount of our orders and receivables in currencies that we normally have in place.  We cannot assure you that the foregoing will adequately protect us from the effects of future exchange rate fluctuations.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

          Similarly, changes in interest rates may affect our results by increasing or decreasing our borrowing costs.  We cannot assure you that interest rate changes will not have an adverse effect on our operating results.

We are subject to strict environmental, safety and other governmental regulations

          Motorcycles sold in the United States, the European Union and other countries are subject to environmental emissions regulations and safety standards.  For example, applicable regulations in the United States include the emissions and noise standards of the U.S. Environmental Protection Agency and, in the State of California, the more stringent emissions standards of the State of California Air Resources Board.  Ducati motorcycles sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration.  In addition, all of our motorcycle models are required to comply with applicable homologation regulations in the countries in which they are distributed.  As these laws and regulations become increasingly stringent, future compliance requirements may result in increased costs or the withdrawal of our motorcycles from certain markets.  As a result, future environmental, safety and other regulations may have a material adverse effect on our business, prospects, results of operations and financial condition.

          We are also subject to a number of domestic Italian governmental regulations relating to the use and storage of materials, discharge and disposal of wastes from the factory and safety standards of facilities and processes.  We have not been subject to material environmental or safety claims in the past and believe that our activities conform in all material respects to presently applicable environmental and safety regulations.  However, the failure to comply with present or future regulations could result in damages or fines, suspension of production or cessation of certain activities.  New regulations could require us to incur significant expenses that could have an adverse effect on our results of operations.  Any failure to control the use of, or adequately restrict the discharge of, hazardous substances or to comply with safety requirements and legislation could subject us to significant liabilities.  See “Item 4. Information on the Company—Products and Distribution—Governmental and Environmental Regulation.”

We have incurred significant indebtedness and depend on external financing to help fund our seasonal working capital needs

          In May 2005, DMH and Ducati Corse S.r.l. (“Ducati Corse”) entered into a syndicated loan facility for up to €100 million (the “Syndicated Loan Facility”), which includes a five-year term loan for up to €63.6 million and a renewable, 364-day revolving credit line for up to €36.4 million.  As of May 23, 2005, we had drawn down the full €100 million available under the facility.  In connection with the Syndicated Loan Facility, DMH and Ducati Corse have granted the lending banks security interests in a significant portion of their assets.  See “Item 5. Operating and Financial Review and Prospects—Other Financial Transactions—Syndicated Loan Facility.”  Under the terms of this facility, we are required to comply with certain financial covenants and are subject to covenants that restrict our ability, among other things, to pay dividends, make certain asset sales and incur additional indebtedness.  In addition, events of default under the facility, including failure to pay any interest or principal when due, failure to comply with certain financial covenants, failure to pay other indebtedness when due, the occurrence of a change of control and the occurrence of certain bankruptcy or other insolvency events, entitles the lenders to declare any outstanding loans immediately due and payable, terminate the facility and foreclose on the collateral.

          In addition, we have seasonal working capital requirements that result in our borrowings’ fluctuating significantly during the year, generally peaking from February to April.  We expect to finance our future working capital requirements using both cash generated by our operations, as well as credit lines that various Italian commercial banks have made available to us.

          During 2004, our cash flow from operating activities was €23.8 million and our interest payments on indebtedness during the period were €7.3 million, or 30.7% of our cash flow from operating activities.  We cannot assure you that our operating cash flow and capital resources will allow us to continue to meet our repayment obligations in the future, or that we will be able to continue to draw on our current sources of liquidity to meet our seasonal working capital requirements.  Absent sufficient operating cash flow and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations, or to reduce or delay planned expansion and capital expenditures, restructure or refinance our indebtedness or seek additional equity capital.  We cannot assure you that any of these transactions could be effected on satisfactory terms, if at all, or that having to engage in any such transaction would not have a material adverse effect on our business, prospects, results of operations or financial condition.

Our ability to pay dividends is subject to limitations

          DMH has not paid any cash dividends on its shares since its formation in 1996.

          Italian law imposes certain restrictions on the distribution of dividends by Italian companies.  In particular, Italian law prohibits distributing dividends other than from net income or distributable reserves set forth in a company’s statutory accounts approved by a meeting of shareholders and after the establishment of certain compulsory reserves.  In addition, if losses from previous fiscal years have reduced a company’s capital, dividends may not be paid until the capital is reconstituted or its stated amount is reduced by the amount of such losses.  Further, our Syndicated Loan Facility restricts our ability to pay dividends if a dividend distribution would cause DMH to be in violation of its financial covenants under the loan.  The application of these restrictions could limit our ability to make distributions to holders of the shares and ADSs.

You may face difficulties in protecting your rights as holders of ADSs

          DMH is incorporated under the laws of the Republic of Italy.  As a result, certain rights and obligations of holders of our ADSs are governed by Italian law and DMH’s Statuto (or By-Laws).  These rights and obligations are different from those that apply to U.S. corporations.  For example, under Italian law, an investor that has acquired more than 30.0% of the shares of a company (or that already holds more than 30.0%, and acquires more than an additional 3.0% of such shares during a 12-month period) whose shares are listed on the Telematico is required to launch a tender offer for all of the shares of such company.  Further, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs, although under the deposit agreement governing our ADSs, ADS holders have the right to give instructions to The Bank of New York, the ADS depositary, as to how they wish such shares to be voted.  For these reasons, our ADS holders may find it more difficult to protect their interests against actions of our management, Board of Directors or other shareholders than they would as shareholders of a corporation incorporated in the United States.

The price of our shares and ADSs may be volatile

          No predictions can be made as to the effect, if any, that sales of our shares or the availability of our shares for sale will have on the market price of our shares or ADSs prevailing from time to time.  Future sales of our shares by shareholders, the issue and sale of new shares by us, or the perception that such sales could occur may adversely affect prevailing market prices for our shares and ADSs.  You may not be able to resell your shares or ADSs at or above the price at which you purchased them due to a number of factors, including:

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

Control by certain shareholders

          As of June 20, 2005, TPG Motorcycle Acquisition L.P. (“TPG Acquisition”), a limited partnership which is part of a group of investment funds known as Texas Pacific Group (“TPG”), owned 33.04% of our outstanding shares and controlled us.  As of May 5, 2005, two other shareholders had stakes of approximately 5% each (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”); the remainder of our shares are widely held.  As a result, TPG has the power to determine (or holds a veto right in respect of) matters requiring shareholder approval, including the appointment of our Board of Directors.  The concentration of our beneficial ownership may also have the effect of delaying, deterring or preventing a change in our control, may discourage bids for our shares or ADSs at a premium over the market price of the shares and ADSs or may adversely affect the market price of our shares and ADSs.

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

          By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include:

•	the effects of our leverage on our operating results;

•	the effects of external economic factors on the motorcycle industry;

•	the effects of competition in the geographic and business areas in which we conduct operations;

•	the many interrelated factors that affect consumer confidence and demand for motorcycles;

•	production difficulties, which may arise from capacity and supply constraints, excess inventory levels, labor shortages or slowdowns;

•	the effects of, and changes in, regulation and government policy;

•	other changes in our operating environment; and

•	our success in managing the risks associated with these and other factors.

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

Item 4.  Information on the Company

History and Development of the Company

          We are one of the world’s leading manufacturers of high-performance sport motorcycles.  Founded in 1926, we are widely recognized among motorcycle enthusiasts for producing racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence.  With an extensive racing pedigree dating to the 1950s, our motorcycles have dominated the World Superbike Championship, where we have won 13 manufacturers’ titles since 1990 and more single race victories than all other manufacturers combined.  In 2003, after an absence of over 30 years, we resumed participation in the MotoGP Championship, placing second in the manufacturers’ ranking of the Championship; in 2004, we finished third in the manufacturers’ ranking.  We believe that our globally recognized brand, unique product characteristics and proven racing success provide us with a loyal and enthusiastic customer base and enable us to position our motorcycles as premium price products within the “Sport” sub-segment of the large-displacement motorcycle market.

          DMH, which operates under the trademark “Ducati,” was incorporated in Italy on May 29, 1996, as a società per azioni, or a company whose capital is represented by shares.  Our registered and administrative office is located at Via A. Cavalieri Ducati 3, 40132 Bologna, Italy.  Our telephone number at this office is +39-051-641-3111.  Our agent in the United States is Ducati North America, Inc. (“Ducati North America”).  Ducati North America’s address is 10443 Bandley Drive, Cupertino, CA 95014-1912, and its telephone number is (408) 253-0499.

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

Business Overview

          We produce motorcycles in five model lines, which vary in their technical and design features and intended customers:  Superbike, Super Sport, Sport Naked, Sport Touring and Multistrada.  We expect our sixth model line, the Sportclassic, to go into production in the fall of 2005.  We sell our motorcycles and related products in 61 countries worldwide, with a primary focus on the Western European and North American markets, which together accounted for approximately 85.0% of our net sales in each of the last three years.  In 2004, no single country accounted for more than 16.0% of our net sales of motorcycles and related products, with the exception of Italy at 32.7%.  We have a global distribution network directly controlling our Italian sales and operating wholly owned distribution subsidiaries in North America, France, Germany, the Benelux countries (which is also responsible for Sweden and Norway), Japan and the United Kingdom.  Our manufacturing operations, based in Bologna, Italy, consist primarily of engine and motorcycle assembly and are not vertically integrated, resulting in a relatively low fixed cost structure.

Competitive Strengths

          We believe our position as one of the world’s leading manufacturers of high-performance motorcycles is primarily attributable to the following competitive strengths:

          Focused Market Niche Strategy.  Founded in the Ducati racing heritage, our product development effort is primarily focused on racing-derived motorcycles.  This focus gives us a strong competitive position in our targeted market niche of high-performance sport motorcycles.  We estimate that our worldwide market share in our target market grew from 4.0% in 1996 to 4.7% in 2004.  We remain loyal to our original market for uncompromised, high-performance sport motorcycles, a position recognized by our customers, motorcycle enthusiasts, the press and the industry at large.

          Global Brand Strength.  Our well-defined market positioning and unique brand character, combined with the international success of our motorcycles in the World Superbike Championships, the MotoGP Championship and other international racing events, promote awareness of the Ducati brand around the world.  The Ducati brand is recognized globally for large-displacement, high-performance sport motorcycles and is associated with innovative design, advanced engineering and racing success.  We also reach Ducati fans all over the world through our website.

          Technical Excellence and Performance Superiority.  Ducati motorcycles excel on the racetrack because of their superior handling characteristics and usable power.  We believe that our motorcycles have a reputation for advanced engineering and overall technical excellence.  This reputation has developed as a result of decades of consistent design and technical innovation at Ducati, including such signature features as the “Desmodromic” valve control system, the “L-twin” engine and the tubular trestle frame.  We believe that continued investment in research and development and closer integration of our racing and product development efforts will enable us to maintain technical excellence, a key driver of demand across our global customer base.

          Strong Manufacturing Fundamentals.  Our manufacturing operations are not vertically integrated and have a relatively low fixed cost structure.  We assemble our motorcycles and engines and manufacture only two strategically important components, crank cases and cylinder heads.  We also use a relatively large number of key common components, particularly high-cost engine components, and employ flexible production processes that we believe are well suited to our current and anticipated production volumes.

Business Strategy

          Following DMH’s acquisition of the Ducati business in September 1996, we implemented a series of strategic initiatives to increase our sales, profitability and market share.  Major components of our strategy include:

          Expand Our Customer Base.  We aim to open new entry doors to the Ducati world and to expand premium niches of the most appealing and untapped market segments compatible with the Ducati brand, principally by continuing to introduce new families of Ducati motorcycles specifically designed to attract customers interested in more comfortable multipurpose motorcycles or the look and feel of classic Ducati sport motorcycles of the past.

          In addition, we also are selectively expanding into new geographic markets.  For example, in April 2005, we announced our entry into the Chinese market, through a long-term partnership agreement with Chinese company Three on the Bund Retail, which has started distributing Ducati brand clothing through a store in Shanghai.  We also plan to open stores in Beijing and Shanghai to import and sell Ducati motorcycles, accessories and spare parts, as well as to develop the Ducati brand in China through racing activities.

          Strengthen Our Position in Our Core Market.  We intend to maintain and strengthen our niche position in our target market of high-performance sport motorcycles.  To this end, all of our motorcycles will continue to incorporate signature Ducati features such as the Desmodromic valve control system, the L-twin engine, the tubular trestle frame and the distinctive Ducati sound.  We continuously seek to strengthen our position in our core market by upgrading our motorcycle lines with technical and design innovations as they become available from racing experience or the product development process.  In particular, we have made the following important innovations in the recent past:

•

Superbike.  In July 2002, we introduced the 999, a radically redesigned Superbike, which is lighter and more aerodynamic than its predecessors and is powered by an improved Testastretta engine.  For model year 2004, for the launch of the 749R Superbike, we developed a Testastretta series engine and chassis specifically to ensure top competitiveness on the racetrack.

•

Super Sport.  In 2002, we upgraded the 750cc and 900cc engines of our Super Sport motorcycles to 800cc and 1000cc dual spark engines.  “Dual Spark” engines have two spark plugs per cylinder, offering extra reliability, increased power and lower emissions.

•

Sport Naked (or “Monster”).  In 2003, we introduced the Monster S4R, our most powerful Monster, featuring a four-valve, 996 engine and new single-sided aluminum rear swing arm, an upgrade of a previous model, the Monster S4.

•

Sport Touring.  We improved upon the ST4S Sport Touring motorcycle by adding an Anti-Lock Brake System (ABS) for model year 2003.  We also introduced a newly designed three-valve engine in 2003 with the launch of the ST3 Sport Touring motorcycle.

•

Multistrada.  In 2002, we launched the prototype of the Multistrada, our fifth line of motorcycles, featuring a new dual valve, air-cooled 1000cc engine.  This line went into production in 2003.  In addition, in 2004, we introduced an improved suspension system with the launch of the Multistrada S.

          In addition to the above innovations, we have also upgraded a number of our other motorcycle models, increased our product offerings and introduced a new line of motorcycles, the Sportclassic, which we expect to go into production in the fall of 2005.  For a full description of all of our lines, see “— Products and Distribution — Motorcycle Lines.”

          We believe that racing is a critical aspect of our research and development efforts.  Therefore, we continue to participate in worldwide racing events, and, in particular, the World Superbike Championship, through our racing subsidiary, Ducati Corse.  Following a change in the eligibility requirements for the MotoGP Championship, we also began participating in the newly established MotoGP Championship in 2003, for which we developed a racing motorcycle called the “Ducati Desmosedici,” which is powered by a four stroke “double twin” cylinder engine, continuing our tradition of racing inspired product development.

          Expand Our Product Offering.  We will continue to develop and introduce new products to appeal to the changing needs of our customers and to bring new customers to the Ducati brand.  We have successfully expanded the boundaries of our traditional market niche by combining the allure of our high-performance racing heritage with distinctive style or functional features.

          We continue to develop and produce new motorcycle models and lines; in 2005, we introduced, among others, the Multistrada 620 model and the Sportclassic line of motorcycles.  We are also leveraging the strength of the Ducati brand name and our strong customer loyalty through a targeted expansion of our motorcycle-related product offerings.  In 1997, we entered the market for performance and custom accessories dedicated to Ducati, currently marketed under the “Ducati Performance” brand name.  We have also entered the technical riding gear market with an exclusive line of leather suits, jackets, boots and helmets created and produced by Dainese and other leading manufacturers and sold under the Ducati Performance brand name.  All of these products are sold primarily through the Ducati distribution network.  We are also distributing a range of apparel (such as T-shirts, caps and sweatshirts) for Ducati enthusiasts and have selectively licensed the Ducati brand for use with appropriate products, such as model replicas, toys and video games.

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

•

evaluate each year whether to appoint new distributors in markets in which we have previously been inactive and whether to introduce “Ducati stores” in selected markets throughout the world (151 Ducati stores had been opened by December 31, 2004, as compared with 139 Ducati stores opened at December 31, 2003); and

•	continue to increase and develop the information and activities on our website, to build further our brand and broaden our reach to Ducati fans and friends.

          We believe that a strong overall distribution network will be a key factor in driving future increases in our market share.

          Strengthen Our Global Brand.  We have undertaken a coordinated marketing effort to reinforce the traditional strengths of the Ducati brand and to increase the visibility of the Ducati name.  We have launched an international advertising campaign presenting Ducati motorcycles and the actual people who make or ride them, “Ducati people,” established the Ducati Museum at our Bologna headquarters and created an official Internet site.  In May 2004, our fourth World Ducati Week event, held in Misano, Italy, every other year since 1998, attracted over 45,000 Ducati enthusiasts, compared to 25,000 at the previous event in 2002.  We are actively exploiting the marketing opportunities provided by our racing activities through several sponsorship agreements, and have created a special purpose company, Ducati Corse, dedicated to our racing activities.

We have introduced VIP hospitality tents at Superbike and MotoGP Championship racetracks to provide a focal point for Ducati riders, dealers and enthusiasts.  In addition, we organize a number of events to encourage fans to join the World of Ducati, such as women’s riding schools, classic rallies around Italy, the Ducati tour club and rental programs.  We have sought to extend media coverage of the Ducati brand beyond the traditional motorcycle sector press, including through our website, and have developed a new corporate identity by standardizing our corporate logo, lettering and marketing material on a worldwide basis.  We believe that our marketing and community approach will further strengthen the brand recognition and customer and fan loyalty that we currently enjoy.

          Increase Our Production Efficiency.  We are continuing to rationalize our manufacturing processes to reduce complexity and increase production efficiency.  In particular, we have implemented a “platform” approach to production through which we are moving away from assembling numerous individual components.  Under the platform approach, a motorcycle is divided into a discrete number of key components (or “platforms”) that are, in turn, made up of a number of sub-components.  One supplier is responsible for providing a platform and managing the suppliers of the sub-components that comprise that platform.  By this approach, we intend to reduce costs through purchasing leverage and component co-design with key suppliers, reduce inventories and improve overall quality.  In addition, we outsource all motorcycle warehousing, delivery logistics and spare parts.

          Develop Our Internet Business.  We established a dedicated internet homepage at www.ducati.com that includes a comprehensive catalogue of the current motorcycle lines, related spare parts, apparel and accessories, the latest racing news, a virtual Ducati museum and contacts for local dealerships.  We intend to continue developing our internet and e-commerce operations.  Our on-line strategy aims to leverage the Ducati brand and racing heritage with the goals of increasing sales opportunities, improving operating efficiencies, providing information and a community space for Ducati enthusiasts, and building overall greater brand awareness.  See “— Products and Distribution—Marketing Activities—Internet.”  In conjunction with the launch of our website in September 2000, we introduced and sold 2000 limited edition MH900evoluzione motorcycles exclusively over the internet, a practice we continued in 2001 with the sale of the 996R Superbike and Monster Fogarty limited editions.  Information appearing on the website is not incorporated by reference into this annual report.

Organizational Structure

          DMH designs, manufactures and distributes Ducati-branded motorcycles, spare parts and apparel.  DMH has six direct, wholly owned subsidiaries engaged in the regional distribution of Ducati motorcycles and other products:  Ducati North America, Ducati France S.A.S. (“Ducati France”), Ducati Motor Deutschland GmbH (“Ducati Motor Deutschland”), Ducati North Europe B.V. (“Ducati North Europe”), Ducati Japan Ltd. (“Ducati Japan”) and Ducati U.K. Limited (Ducati U.K.”).  In addition, DMH owns Ducati Corse, the Ducati racing subsidiary, as well as Ducati Retail S.r.l. (“Ducati Retail”) and Ducati Consulting S.r.l. (“Ducati Consulting”), all as described in more detail below.

          The following chart illustrates our organizational structure as of the date of this annual report, including the country of incorporation of each subsidiary.

          We renamed our subsidiary Ducati Benelux B.V. as Ducati North Europe as of February 11, 2004.

          On April 14, 2004, we formed Ducati Retail, a subsidiary held 99.0% by DMH and 1.0% by Enrico D’Onofrio, our manager of finance.  Ducati Retail makes retail sales of Ducati products at Ducati-owned stores in areas not covered by our current dealerships (e.g., the sale of motorcycles used by journalists or shown at fairs and exhibitions, or the sale of merchandising at airports).

          On May 6, 2004, we formed Ducati Consulting, a majority-owned subsidiary (85% held by DMH, with the remaining interests held by two DMH executives and a member of DMH’s board) that provides consulting and logistics services to all of the Ducati Group companies, as well as to our suppliers and other manufacturers.

          In December 2004, Ducati.Com S.r.l., a subsidiary formed in July 2000 to focus on our internet initiatives, was merged into DMH with the aim of making organization and management more efficient (in particular, in respect of treasury management, legal and administrative functions).  As a result of this merger, Ducati Corse, which had been held 99% by DMH and 1% by Ducati.Com S.r.l., became a wholly owned subsidiary of DMH.

Products and Distribution

The World Motorcycle Market

          In 2004, total world motorcycle registrations were estimated at over two million units, including all motorcycles and scooters with engine displacements greater than 50cc registered in the United States, Western Europe, Japan and Australia.  We view the world motorcycle market as divided into four main segments:  motor scooters, off-road motorcycles, road motorcycles with engine displacements of less than 500cc and road motorcycles with engine displacements of 500cc or greater.  Other subdivisions of the world motorcycle market exist and there is no universally recognized system for classifying this market.

          We believe that the >500cc Road Market accounted for over one million registrations in the United States, Western Europe, Japan and Australia in 2004 and may be further segmented into “Cruiser,” “Touring,” “Dual,” “Naked” and “Sport” sub-segments.  The Cruiser sub-segment comprises heavy motorcycles with a classic design typically featuring heavy use of chrome components.  The Touring sub-segment comprises motorcycles designed for comfortable, long-distance travel, while the Dual sub-segment comprises motorcycles designed for on and off-road riding.  The Naked sub-segment comprises motorcycles totally or partially without body panels.  The Sport sub-segment principally comprises motorcycles built for, or, inspired by, a racing environment.

          We currently compete in the Naked, Sport, and Dual sub-segments of the >500cc Road Market.  We estimate that total motorcycle registrations in these sub-segments in the United States, Western Europe, Japan, Australia and Canada in 2004 were in the aggregate approximately 680,000 units, and that a total of approximately 25,000 additional motorcycles were sold in these sub-segments during 2004 in countries in which we compete but for which registration data is not available.

          Naked motorcycles are characterized by the absence of body panels, a design feature that leaves the engine exposed and reduces weight, and are targeted at customers who are particularly interested in urban street riding.  The Sport sub-segment is divided into three main groupings:  Superbike, Super Sport and Sport Touring.  Superbike motorcycles are racing-derived and equipped with the most powerful engines and the latest technical advances and are targeted at riders desiring a bike that is similar to those used on international professional racing circuits.  Super Sport motorcycles feature classic design and are targeted at riders interested in balancing horsepower with greater rideability.

Sport Touring motorcycles combine the engine power of motorcycles in the Sport sub-segment, with the long-range driveability and features of Touring motorcycles, and are targeted at customers who are interested in comfortable, one- or two-rider bikes for traveling over relatively longer distances.  Dual motorcycles combine the performance of sport motorcycles with the comfort of Touring motorcycles, and are targeted at customers who wish to enjoy the performance of Sport motorcycles as well as the pleasure of riding in the hills and on country roads.

          We estimate that in 2004, the market defined as the Sport, Naked, and Dual sub-segments of the >500cc Road Market, as measured by registrations, was approximately 455,000 in Western Europe (420,000 in 2003), 170,000 in the United States (150,000 in 2003), 35,000 in Japan (50,000 in 2003), 10,000 in Australia (20,000 in 2003) and 10,000 in Canada (10,000 in 2003).  Within Western Europe, Italy was the largest market for the total of Sport, Naked and Dual motorcycles in 2004 (115,000 registrations, compared to 102,000 in 2003), followed by Germany (100,000, compared to 105,000 in 2003), France (76,000, compared to 79,000 in 2003) and the United Kingdom (53,000, compared to 60,000 in 2003).

          We estimate that the Sport sub-segment of the >500cc Road Market experienced a compound annual growth rate of 3.5% in Western Europe and 14.3% in the United States during the 1997 to 2004 period.  In the Naked sub-segment, we estimate a compound annual growth rate of 8.6% in Western Europe and 14.2% in the United States over the same period.  In the Dual sub-segment, we estimate a compound annual growth rate of 3.8% in Western Europe and 25.0% in the United States over the same period.

Motorcycle Lines

          We manufacture and distribute five high-performance lines of motorcycles across the Naked, Sport and Dual sub-segments of the >500cc Road Market:  Superbike, Super Sport, Sport Naked, Sport Touring and Multistrada.  Motorcycle sales accounted for 79% of our net sales in 2004, as compared to 81% in 2003 and 83% in 2002.  We manufacture multiple models within our five product lines, which are differentiated primarily by their engine capacity, fairing and color schemes.  We also expect to begin producing our sixth line of motorcycles, the Sportclassic, starting in 2005.

          All of our motorcycles share several design features that are closely associated with the Ducati brand and serve to distinguish Ducati motorcycles from those of our competitors.  All Ducati motorcycles are equipped with the Desmodromic valve control system, a dual camshaft mechanism that we believe allows more precise control of engine valves than traditional spring-based systems, improving power output and overall engine efficiency.  The Desmodromic system, which is not patented, eliminates “valve float” that can occur at very high engine speeds, thereby improving engine “breathing” and increasing engine performance.  The Desmodromic system also delivers power more smoothly over a broader revolutions per minute (“rpm”) range than traditional engines, which endows Ducati’s two-cylinder engines with a key benefit of four-cylinder units — namely consistent, usable power.  Ducati motorcycle engines are also built to the unique L-twin design, comprising two cylinders mounted at a 90-degree angle, a configuration that we believe allows for lighter weight and improved aerodynamics over the four-cylinder configurations of our competitors.  As a result of the engine design and the Desmodromic system, all Ducati motorcycles produce a deep, resonant engine sound that is a noted Ducati characteristic.

          In addition, all Ducati motorcycles employ the tubular trestle frame traditionally associated with Ducati motorcycles.  We believe that the tubular trestle frame, which is inspired by Formula One automotive racing technology, increases the rigidity and strength of our motorcycles and allows for a more compact design architecture that facilitates greater speed and more precise handling.  We believe that these features, among others, contribute to the superior and distinctive performance of our motorcycles.  As part of our business strategy, all motorcycle models introduced in the future will likely maintain these signature technical characteristics.

          Although they share the common characteristics described above, our individual product lines are distinguished by the following features:

          Superbike.  The Superbike, our flagship motorcycle, is closely derived from the Ducati motorcycles currently competing in the World Superbike Championship.  Since the introduction of the first Ducati Superbike, the 851, in 1987, we have continuously upgraded the technology and power of this motorcycle.  The 851 was based on custom-built championship racing bikes modified to meet government safety and noise standards.  With the success of the 851, we extended the Superbike range to include the 916 and the 748, introduced in 1993 and 1994.  The 916 won several worldwide awards, including four “motorcycle of the year” awards from Motor Cycle News (“MCN”) magazine.  For model year 1999, we launched the 996 to replace the 916.  The 996 features a 996cc liquid-cooled, four-valve twin engine.  For model year 2000, we introduced two new versions of the 748 Superbike, one with a more powerful engine and another in a special racing version.  For model year 2001, we introduced the 996R Testastretta (meaning “compact head”), which features a 998cc engine.  For sale in model year 2002, we launched the 998R Testastretta, a radically redesigned Superbike that offers a more powerful engine and is more aerodynamic that its predecessors.  The 998R Testastretta was nominated “Sports Motorcycle of the Year” by German magazine Motorrad, Europe’s leading motorcycle publication.  For model year 2003, we launched the new 999, a radically redesigned Superbike with an improved Testastretta series engine, which is lighter and more aerodynamic than its predecessors.  For model year 2004, we launched the 749R, with a Testastretta series engine and chassis specifically developed to ensure top competitiveness on the racetrack.  The 749R completes the Superbike range and marks Ducati’s return to the World Supersport Championship.  All Superbike motorcycles can reach speeds in excess of 250-270 kilometers (155-170 miles) per hour and have a compact design and slim silhouette designed to provide superior handling at such speeds.  For model year 2005, the Superbike family received a facelift which included a new front fairing, new side fairing and front shield and a new mudguard. With regards to technical changes, the 999 model received an upgraded engine, previously only mounted on the 999S, while the 999S received an upgrade in its suspension system.  We sold 10,213 Superbike motorcycles in 2004, representing 27.9% of total units sold and 40.6% of net motorcycle sales, compared to 9,308 Superbike motorcycles in 2003, representing 24.2% of total units sold and 36.1% of net motorcycle sales.  The increase in net sales of Superbike motorcycles is attributable primarily to our restructured operations in the United States, where the Superbike line is particularly popular, and to significant growth at the lower end of the range of Superbike motorcycles following the introduction of 749R.

          Super Sport.  Our Super Sport motorcycles are characterized by their light weight, superior handling and tight cornering ability, as well as by their classic design and engineering features.  Ducati Super Sport motorcycles are fitted with our traditional two-valve twin engine, nicknamed the “Pompone” (which means “strong pump”) by Ducati enthusiasts, and are aimed at riders that prefer improved handling and smooth power delivery to maximum horsepower.  Ducati launched its first Super Sport motorcycle in 1973.  Over two decades, the Super Sport line has undergone a series of design and technical updates while retaining its essential characteristics.  In April 1998, we launched a new model in the Super Sport line, the 900SSie, for sale the following year.  In January 2000, we sold 2000 units of the limited edition MH900evoluzione exclusively over the internet (all of which were delivered by the spring of 2003).  In addition, we launched a 750cc version of the 900SS for model year 1999 and, for 2001 and 2002, respectively, we launched new, matte black versions called the 750 and 900 Sport.  For model year 2003, we introduced a 620cc version and upgraded the 750cc and 900cc engines of our Super Sport motorcycles to 800cc and 1000cc dual spark engines, which have two spark plugs per cylinder, offering extra reliability, increased power and lower emissions.

However, for model years 2004 and 2005, following a decline in demand and sales volumes for this line, we eliminated all models in this line other than the 1000cc.  We sold 1,426 Super Sport motorcycles in 2004, representing 3.9% of total units sold and 3.0% of net motorcycle sales, compared to 2,818 Super Sport motorcycles in 2003, representing 7.3% of total units sold and 5.9% of net motorcycle sales.

          Sport Naked (or “Monster”).  Our Sport Naked motorcycle line is aimed at bringing the allure of sport bike performance to the urban rider.  Utilizing the engine and various other components of a Super Sport motorcycle, the Monster’s principal design characteristic is the absence of any fairing, which leaves the engine exposed and reduces overall body weight.  The Sport Naked motorcycle line was launched in 1993 and became an immediate success, selling a total of almost 11,500 units in its first two years of production.  Subsequently, we expanded the Sport Naked motorcycle line to include models designed to meet particular market needs:  the Monster City, which is primarily a commuter motorcycle; the Monster Dark, a lower-priced, stripped-down version which has reduced the median age of Ducati customers; and the limited edition, premium priced Monster Chromo and Monster S.  In September 1999, we further expanded the Monster range by introducing the Monster 900 with fuel injection and the Monster Metallic, a new version of the Monster bike with a colored metallic gas tank, both for sale in 2000.  For sale in model year 2002, we introduced the fuel-injected Monster 620 to replace the Monster 600.  For 2003, we also launched 1000cc Dual Spark and 800cc models to replace the 750cc and 900cc versions.  In 2003, for sale in 2004, we introduced the Monster S4R, our most powerful Monster, featuring a four-valve, 996 engine and a new, single-sided aluminum rear swing arm.  In 2002, we produced the 100,000th Monster and, in 2003, we celebrated the tenth anniversary of the Monster.  For model year 2005, Ducati introduced the new Monster S2R, a smaller version of the successful S4R equipped with a two-valve 800cc engine, and the M1000 Cromo, a new version of our popular Monster 1000.  Minor technical changes were introduced in the smaller 620cc Monster versions.  We sold 18,027 Sport Naked motorcycles in 2004, representing 49.3% of total units sold and 37.8% of net motorcycle sales, compared to 17,991 Sport Naked motorcycles sold in 2003, representing 46.8% of total units sold and 36.9% of net motorcycle sales.  Notwithstanding a decline in sales of 800cc and 1000cc models and production problems that delayed the introduction of the Monster S2R, sales of Sport Naked motorcycles increased slightly in 2004, reflecting an increase in sales of the 620cc models, the S4R and the S2R.

          Sport Touring.  Our Sport Touring line serves a group of consumers who desire the speed, handling and styling of a Ducati, but prefer a more comfortable ergonomic configuration for longer rides.  In addition, the ST2 has a more comfortable second seat to accommodate a passenger and is equipped with two side bags.  We introduced the Sport Touring line in April 1997 with the ST2, which won the 1997 MCN magazine “Sport Tourer of the Year” award.  For model year 1999, we launched the ST4, a more powerful and technically advanced four-valve per cylinder version of the ST2.  For model year 2001, we introduced the ST4S with a 996cc engine, and for model year 2002, we introduced a version with an Anti-lock Brake System (ABS).  For model year 2004, we launched the ST3, which features a new three-valve engine.  For model year 2005, we made only minor adjustments to the Sport Touring family, such as a new, easier-to-use wet clutch and an additional available color, black.  We sold 2,996 Sport Touring motorcycles in 2004, representing 8.2% of total units sold and 8.1% of net motorcycle sales, compared to 2,275 Sport Touring motorcycles in 2003, representing 5.9% of total units sold and 6.0% of net motorcycle sales.  The new model ST3 is largely responsible for the growth in our Sport Touring motorcycle sales.

          Multistrada.  In September 2001, we first showed a prototype of our fifth family of motorcycles called the Multistrada.  The first model, the Multistrada 1000 Dual Spark, went into production in April 2003.  The motorcycle is a multipurpose sportsbike offering Superbike performance in a more comfortable design with a more upright position and a new dual spark, air-cooled 1000cc engine.  Following the success of the initial Multistrada model, 2005 saw the introduction of a smaller version equipped with a two-valve 620cc engine, as well as an improved 1000 version with an upgraded suspension system and higher quality components.

In addition, smaller technical changes were made in an effort to further improve overall comfort and versatility.  We sold 3,898 Multistrada in 2004, representing 10.7% of total units sold and 10.5% of net motorcycle sales, compared to 6,025 Multistrada in 2003, representing 15.7% of total units sold and 15.1% of net motorcycle sales.  The decline in sales of the Multistrada in 2004 as compared to 2003 was primarily attributable to the high demand in 2003 for a model that Ducati had never before included in its collection, as well as the need to build stocks of the new model at the approximately 800 Ducati dealers worldwide

          Sportclassic.  We presented the prototypes of the Sportclassic, our sixth line of motorcycles, to the press and public in October 2003.  This motorcycle line, which is reminiscent of classic Ducati motorcycles but features today’s technology, was conceived and developed based on online research of the interests of Ducati’s fans.  The first Sportclassic will be the Paul Smart 1000 Limited Edition, which we expect will go into production in the fall of 2005.  This motorcycle, featuring front and rear Ohlins suspension and painted in the silver and green color scheme similar to the original Ducati 750 Super Sport, is inspired by the bike that Paul Smart rode to victory in the Imola 200 race in 1974.  It shares the same technology as our other motorcycles, distinguishing itself by its 1970’s look.  The Paul Smart 1000 will be followed by two other models in the same “retro” spirit, the 1000 Sport and the 1000 GT, which we expect will go into production in late fall of 2005 and the spring of 2006, respectively.

          The gross profit (in thousands of euro) and the gross profit margin (in percent) for the years 2002, 2003 and 2004 for each of our motorcycle lines is listed below:

	Year Ended December 31,

	2002 Gross Profit		2003 Gross Profit		2004 Gross Profit

	€/000%		€/000%		€/000%

Superbike	62,879	39.0	37,224	32.7	39,802	32.4
Super Sport	8,569	31.8	5,315	28.3	2,551	27.9
Sport Naked	35,470	29.0	32,003	27.5	31,503	27.6
Sport Touring	10,417	33.4	5,297	27.7	6,909	28.3
Multistrada	—	—	10,766	22.6	9,066	28.6
Total Motorcycle Product Lines /Average	117,335	33.3	90,605	28.7	89,831	29.7
Total Gross Profit/Average	163,707	39.6	134,835	34.7	137,916	36.0

          The gross profit margin is a percentage calculated by dividing gross profit by related net sales.  Gross profit is equal to net sales for each product line less costs of specific components of that product line and a portion of direct and indirect costs of production.  These direct and indirect costs of production (10.8% in 2002, 11.4% in 2003 and 11.1% in 2004) have been charged to each product line in proportion to total revenue for that product line.

          The current suggested retail prices in Italy for our motorcycles range from €6,995 for the Monster Dark 620cc motorcycle to €30,000 for the Superbike 999R.

          In addition to these five motorcycle lines, we manufacture custom racing motorcycles for our official teams, as well as for private race teams, professional riders and racing enthusiasts who compete without direct factory support.  We sold 27 custom racing motorcycles in 2004, 22 in 2003 and 47 in 2002.  The reduction from 2002 to 2003 was due to the introduction in 2002 of the new 999 Superbike for the Superbike Championship, which was only slightly modified thereafter, and to our decision to begin directly participating in the Supersport Championship in 2003, rather than supporting private teams.  We continue to believe that selling racing motorcycles serves to reinforce Ducati’s reputation as a leader in high-performance motorcycle technology.  The design and manufacturing of racing motorcycles allow our experienced research and development team to test new technical innovations and design features.

          Each Ducati motorcycle sold is covered by a two-year warranty.  Warranty costs are accrued when a motorcycle is sold based on our previous claims experience.

Motorcycle-Related Products, Services and Licensing

          In addition to our high performance motorcycles, we offer spare parts, Ducati Performance accessories, technical riding gear and enthusiast apparel and licensing.  We also organize a number of events to encourage fans to join the World of Ducati, such as riding schools, classic rallies around Italy, online competitions, and Ducati tour and rental programs.

          Spare Parts.  We produce spare parts to service Ducati motorcycles in circulation.  We have outsourced the physical movement and storage of our spare parts in Europe to Saima Avandero S.p.A., an Italian logistics company, and in the United States to Excel Inc., a parts logistics company in Columbus, Ohio.  We manage our spare parts catalogue and order processing electronically.

          “Ducati Performance” Accessories.  A popular trend among many Ducati owners is to replace motorcycle components with custom-made accessories to increase the individuality of their motorcycles.  We currently design and distribute a wide range of Ducati parts and accessories (some of which are approved only for racing use) under the “Ducati Performance” trade name, including custom-painted gasoline tanks, specialized exhaust systems, fenders, fairings and carbon fiber parts and accessories.

          Technical Riding Gear and Enthusiast Apparel.  We collaborate with a number of leading manufacturers, including Dainese, Oakley, Fila and Suomy, in the development of motorcycle suits, jackets, gloves, boots, helmets, protective garments and other sports wear bearing the Ducati brand name.  In addition, we distribute an enthusiast line of apparel for sale to consumers, including t-shirts, caps and memorabilia.  Ducati branded apparel is primarily sold through the Ducati distribution network, Ducati stores, the Ducati.com website and at the Ducati Factory Shop and the Ducati Museum retail outlet.

          Licensing.  We also license the Ducati name, logo and other trademarks for use by third parties, leaders in their markets (such as, among others, Oakley Fila, Breil, Aquila, Nikko, Minichamps, Mattel, May Cheong, New Ray, Protar-Italeri, Sonic-Ixo and Accademia), on a limited basis in connection with the production of apparel and accessories, video games, toys, model replicas and publishing.  We recognize that third-party licensing has the potential to increase awareness of the Ducati brand among the general public and to provide an expanded source of revenue.

          Events and services.  A small part of our sales income is related to events that we organize to encourage fans to join the World of Ducati, such as riding schools, classic motorcycle rallies around Italy, online competitions and Ducati promotional tours.  See “—Marketing activities.”

          The gross profit (in thousands of euro) and the gross profit margin (in percent) for the years 2002, 2003 and 2004 for our motorcycle-related products, services and licensing is listed below.  The gross profit margin is a percentage calculated by dividing gross profit by related net sales.

	Year Ended December 31,

	2002 Gross Profit		2003 Gross Profit		2004 Gross Profit

	€/000%		€/000%		€/000%

Motorcycle-Related Products, Services and Licensing	46,372	64.9%	44,231	61.2%	48,085	59.7%
Total Gross Profit/Average	163,707	39.6%	134,835	34.7%	137,916	36.0%

Market Share and Competition

          We compete in the Sport, Naked and Dual sub-segments of the >500cc Road Market.  Our principal competitors are four Japanese manufacturers (Honda, Suzuki, Yamaha and Kawasaki), two European manufacturers (BMW and Triumph) and, to a more limited extent, Harley-Davidson of the United States.  Harley-Davidson’s Buell subsidiary produces motorcycles that compete with our Sport Naked motorcycles.  Additional competitors include MV Agusta and Aprilia of Italy.

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

          Worldwide registrations of Ducati motorcycles were 39,607 in 2002, 38,088 in 2003 and 36,089 in 2004.  The historical worldwide trend of Ducati registrations can mask significant regional variations.  From 2003 to 2004, Ducati registrations increased in the United States (up 15%), and decreased in Germany (down 20%), Japan (down 18%), the Benelux countries (down 17%), the United Kingdom (down 13%) and Italy (down 6%).  The increase in the United States largely reflected the significant dealer network restructuring we carried out in that country in 2002 and 2003, together with a general increase in demand in that market.  The decrease in Japan was the result of a generalized slowdown in the Japanese economy.  The decrease in Germany and the Benelux countries reflected start-up difficulties of certain dealerships opened in the previous years, while the decrease in the United Kingdom reflected a general decline of local market demand for motorcycles.  The decrease in Italy was caused by the introduction of new models by our competitors in the lower range of our reference market.  For a discussion of the relationship between registrations and retail sales, see “Item 5. Operating and Financial Review and Prospects —Introduction.”

          We estimate that our worldwide market share in the Sport segment of the >500cc Road Market was approximately 6.6% in 2002, 5.7% in 2003 and 5.1% in 2004 (and 6.2%, 6.2% and 5.7%, respectively, without considering North America).  Honda, Suzuki, Yamaha and Kawasaki all have substantially greater worldwide market shares than we do.  Based on available registration data, we estimate that these companies had approximately the following market shares of the Sport segment of the >500cc Road Market worldwide in 2004:

Company	2004 worldwide % of Sport sub-segment of >500cc Road Market

Suzuki	24.0%
Honda	21.5%
Yamaha	19.9%
Kawasaki	12.5%

          We estimate that Triumph and BMW have a market share of approximately 3.3% and 8.9%, respectively.

          Our market share varies among our motorcycle lines comprising the Sport segment of the >500cc Road Market.  In 2004, we estimate that we had approximately a 3.7% global share of our historical core market for Superbike and Super Sport motorcycles, as compared to 4.5% in 2003, reflecting the fact that we did not launch any new Superbike models and reduced the number of Super Sport models in 2004, and approximately a 6.4% global share of the market for Naked motorcycles, compared to 7.3% in 2003, reflecting increased competition from new models launched by our Japanese competitors.  We estimate that we had approximately a 7.4% global share of the market for Sport Touring motorcycles in 2004, compared to 4.1% in 2003, reflecting the ST3’s arrival on the market in 2004.  We estimate that we had approximately a 3.0% global share of the market for dual motorcycles in 2004, compared to 3.6% in 2003, reflecting a normalization of sales levels following the initial surge during 2003, the Multistrada’s launch year, as well as a 3.0% price increase.

          Our market share also varies significantly across geographical areas.  We estimate that we had approximately a 9.9% share of the Sport segment of the >500cc Road Market in Italy in 2004, compared to 12.0% in 2003, reflecting our negative performance in the Naked sub-segment in Italy.  For the same period, we estimate that we held approximately a 5.7% share of the Sport sub-segment in the larger Western European market, compared to 6.3% in 2003, reflecting not only the decline in our Italian market share, but also a decline to approximately 3.7% in our overall market share in France, Germany and the United Kingdom, compared to 4.0% in 2003.  In other countries, we estimate that during 2004 we held a share of approximately 11.0% of the Sport sub-segment in Australia (same as in 2003), approximately 3.1% in the United States (3.0% in 2003), and approximately a 4.1% in Japan (5.0% in 2003).

          Market estimates in this annual report are based on our analysis of registration data obtained from published sources, as well as of our internal dealer data and surveys commissioned by us.  See “Presentation of Financial and Other Information,” at the beginning of this annual report.

          The following table gives a breakdown of the net sales of motorcycles and related products in our principal markets in the last three financial years:

	Year Ended December 31,

	2002		2003		2004

	(euro amounts in thousands)
Italy	€106,595	25.8%	€112,896	29.1%	€125,125	32.7%
United States	70,115	17.0	51,015	13.1	59,760	15.6
Germany	49,773	12.1	42,454	10.9	24,715	6.5
Japan	44,843	10.9	38,254	9.9	28,148	7.4
United Kingdom	31,716	7.7	32,560	8.4	31,084	8.1
France	33,650	8.1	32,092	8.3	30,694	8.0
Other foreign countries	76,279	18.4	78,970	20.3	83,236	21.7
Total	€412,971	100%	€388,241	100%	€382,762	100%

          The increase in sales in Italy and the United States and the decrease in other major markets reflect fluctuations in worldwide motorcycle demand as well as changes in local demand, as discussed in more detail above.  See also “—The World Motorcycle Market.”

Seasonality of Our Business

          Worldwide motorcycle sales and registrations are seasonal, peaking during March through May and April through June, respectively.  During 2004, we recorded 60.0% of our sales during the first six months of the year.  Our motorcycle production levels are relatively stable throughout the year (excluding annual shutdown periods for the month of August and the last two weeks of December).  Consequently, we experience periods of inventory build up from September through February in anticipation of the spring selling season.  Depending on market conditions and our commercial strategy, the level of inventory we hold or sell to importers and dealers at any time may change, as a result of which unit sales may be less seasonal than registrations.

Product Research and Development

          The fundamentals of our product development include technical excellence, consistent use of Ducati’s “signature features,” styling and continual innovation.  We believe that we can continue successful product development by leveraging an experienced engineering team, which spans three generations of engineering talent dating back to the Taglioni era, with recently acquired state-of-the-art technology.

          Ducati models have traditionally enjoyed relatively long product lifecycles and have been continually improved and upgraded throughout their production lifetimes.  For example, the Super Sport motorcycle line was introduced in 1973 and has evolved considerably since that time.  At the same time, we believe that reducing the “time-to-market” for our new model launches can be a significant competitive advantage.  Following DMH’s September 1996 acquisition of the Ducati business, we increased investment in research and development and initiated a substantial restructuring of our design processes to respond to this challenge.  Using new techniques, we have reduced our development and launch time to three years for the Multistrada, compared with an average of seven years for the development of previous models.  However, as was the case in 2004 with the Monster S2R, we may experience certain production delays as a result of difficulties in the adaptation of assembly lines and in the supply of new components.  In 2004, our research and development expenditures (capitalized and expensed) were €19.3 million (as compared to €18.0 million in 2003).  To support the more rapid introduction of future motorcycle models, our research and development activities are evolving from a self-sufficient operation to a networked unit in which Ducati research and development will be responsible for the strategic coordination of multiple external sources of technical and engineering skills.  As an example, we have entered into a strategic partnership with IDEA Institute, a leading design engineering company that has extensive experience in the automotive sector.  Our partnership with IDEA allows us to take advantage of their design technology to better integrate our supplier network in the manufacturing process and reduces development time and the cost of new models.

          In 2002, we began the ongoing process of implementing a new product lifecycle management (PLM) software suite in our research and development department.  This technology is intended to allow us to more easily and effectively control and distribute product information and track the progress of each project.

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

          During 1997, we put in place a distribution strategy aimed at maximizing sales and increasing our contact with, and understanding of, our retail customers.  To achieve these objectives, with regard to wholesale distribution, we have acquired control of wholesale distribution networks in strategic markets through the establishment of five wholly owned sales and marketing subsidiaries, selectively replaced under-performing wholesale distributors in certain markets, and appointed new distributors in markets in which we were previously inactive.  To increase contact with retail customers, we have launched a restructuring of our dealer network in Italy and commenced the introduction of independent Ducati retail stores in selected markets throughout the world.  At December 31, 2004, there were 151 independent Ducati retail stores worldwide.

          Wholesale Distribution.  Currently, we sell motorcycles and related products directly to a network of independent dealers in Italy, and through wholly owned subsidiaries in North America, Germany, France, the Benelux countries (which is also responsible for distribution in Sweden and Norway), the United Kingdom and Japan.  In all other countries, we sell our products through independent distributors.  In Germany in particular, we distributed our motorcycles through our German subsidiary as well as a third-party importer until the end of 2002.  Beginning January 1, 2003, we acquired the business of our third-party importer, and have since sold our motorcycles only through our subsidiary in Germany, and have consolidated the twin dealer networks.  We have also completed the restructuring of our operations in the United States, following the January 2003 move of our U.S. headquarters from New Jersey to California and the replacement of certain executive officers, including the CEO of our U.S. subsidiary.  For further information regarding our U.S. restructuring, see “Item 5.  Operating and Financial Review and Prospects—Introduction.”

          We are constantly reshaping our worldwide distribution network, which currently covers 61 countries.  To maintain global quality standards in our distribution, we follow a policy of replacing certain distributors showing below standard performance in sales and customer service with established motorcycle distributors with significant prior experience in building unit sales for Harley-Davidson and other manufacturers.  We are currently focusing on replacing and appointing new distributors in Eastern Europe, South Africa, the Far East and the Middle East.

          We believe that our wholesale distribution strategy and, in particular, the establishment of wholly owned subsidiaries to control sales and marketing in key markets, has a number of important benefits.  First, it moves Ducati further along the distribution value chain, allowing us flexibility in controlling profits that had previously been earned by our independent distributors.  Second, it moves us closer to consumers, improving our understanding of the marketplace and the needs of motorcycle riders.  Third, it removes an intermediary between Ducati and our dealers, increasing our control over the sales process to consumers and allowing marketing initiatives to be better coordinated.  Fourth, as motorcycles are stocked and shipped directly from the factory to the dealers (except in the United States and Japan), it enhances our ability to redirect stock to meet peaks in demand for particular models in different markets and reduces overall logistics costs.

          Retail Distribution.  Consumers can purchase our motorcycles, parts and accessories through approximately 800 independent dealerships around the world.  Prospective dealers are required to sign an agreement with DMH, the relevant subsidiary, or the local Ducati distributor to become an authorized dealer.  This agreement requires the dealer to provide suitable space and staff devoted to the sale of Ducati motorcycles as well as workshop facilities with adequate equipment, spare parts and qualified staff to provide after-sales service.

          In Italy, we have restructured our dealer network, reducing the overall number of Ducati dealers from 165 in 1996 to 59 in December 2004, and offering enhanced marketing and merchandising support to the remaining dealers.  The enhanced support is designed to encourage dealers to invest in and upgrade their dealerships according to the model of the Ducati stores discussed below, 50 of which were operating in Italy as of December 31, 2004.

          We are implementing a similar strategy regarding our dealer network in other major markets outside Italy, initially France, Germany and the United Kingdom.  A different strategy is being pursued in the United States where, for geographic coverage reasons, we intend to improve the quality of our dealer network by distributing our products through a combination of high-standard multi-franchise dealerships representing mainly European brands, and a limited number of smaller but fully dedicated Ducati-only dealers.

          Finally, we developed a design concept for Ducati retail stores to be implemented by certain Ducati dealers in selected markets around the world.  The Ducati retail stores are positioned around the Ducati brand and offer a customized retail environment and increased levels of service and technical support.  Ducati retail stores present Ducati motorcycles as their primary focus, supported by merchandise areas dedicated to “Ducati Performance” parts and accessories and lines of Ducati technical and enthusiast apparel.  Within each store, a “History Wall” provides images of Ducati’s racing heritage and an “Engineering Wall” shows a large scale engineering drawing of the 916, one of the most famous Ducati Superbike motorcycles.  We provide retail dealers operating the stores with a specialized design consultancy service, but do not own an interest in the stores.  Outside Italy, we have launched Ducati stores in, among other locations, London, Vienna, Cape Town, Sydney, Hong Kong, Seattle, Paris, Tokyo and Frankfurt.  As of December 31, 2004, there were 151 Ducati retail stores in operation worldwide.

Marketing Activities

          While Ducati is fundamentally a motorcycle manufacturer, we are also the custodian of a valuable global brand.

          Brand Development.  In early 1997, we developed a new corporate identity, standardizing our corporate logo, lettering and promotional and marketing material on a worldwide basis.  The new hallmark “D” is a modern interpretation of the logo that adorned many of the classic Ducati motorcycles of the past.  In 1998, we launched our first global corporate advertising campaign, which we update annually.  Entitled “Ducati/People,” the campaign features Ducati workers and their motorcycles in and around Bologna, communicating the authenticity and uniqueness of the Ducati brand.  We updated the campaign for 2003 with images of our customers, chosen through an online global contest set up through our website.  In 2004, we updated the campaign yet again – using color – focusing on the largest club of “Ducatisti” in the world, the Desmodromic Club of Rome.  We have lent active support to design museums around the world to feature the design qualities of Ducati motorcycles.  In particular, the Ducati Monster and 916 were included in the “The Art of the Motorcycle” exhibit at the Guggenheim Museum in New York and the Field Museum in Chicago in 1998 and 1999.  In 2002, the Guggenheim opened the same exhibition at its new museum in Las Vegas.  We were also recognized for our lasting contribution to motorcycle design through a sport motorcycle auction conducted by Sotheby’s in Chicago in September 1999, the largest such auction to occur in North America.  The MH 900 evoluzione prototype appeared on the front cover of the auction catalogue.  We have worked with Sotheby’s on other Ducati-oriented auctions, including those at Ducati Revs America in October 2001 and World Ducati Week in June 2002 and May 2004.  We intend to continue to support activities that extend the Ducati brand into the worlds of art, design and fashion.  For example, in 2001 Roberto Cavalli designed a specialty Monster motorcycle that was displayed at his flagship stores in New York and Milan.  In the beginning of 2005, Zegna launched its new cologne ‘Z Zegna’ using a Ducati Monster Dark, and that same model was also featured in a spectacular chase scene in the 2004 film Catwoman.

          In March 2002, we launched the Ducati Desmo Finance Program, a program through which certain third-party financial institutions offer financing, insurance and a co-branded credit card in connection with the purchase of our new or used motorcycles and related products in Italy.  The aim of the program is to increase motorcycle sales by improving the ease and convenience of purchasing.  We have implemented this program in Italy and plan to roll out this program in the United Kingdom in 2005-2006, and thereafter in the rest of Europe and the United States.  This program is at no cost or financial risk to us.

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

          In June 1998, we sponsored the first World Ducati Weekend in Bologna, which was attended by an estimated 10,000 Ducati enthusiasts.  The first World Ducati Weekend marked the opening of the Ducati Museum at our Bologna headquarters.  Visitors to the museum are able to follow the history of the Ducati brand to the present day, with examples of historic motorcycles displayed in a custom-made venue, and then tour Ducati’s production facilities.  The second World Ducati Weekend, held at the Misano, Italy, racetrack in June 2000, was attended by over 20,000 Ducati enthusiasts.  The third such event, the World Ducati Week in June 2002, attracted more than 25,000 participants.  The fourth such event, the World Ducati Week in May 2004, saw the participation of over 45,000 fans, and was accompanied by the opening of a new, larger shop near the Ducati museum.

          Since 2000, we have organized the Ducati Riding Experience (“DRE”), a series of riding courses aimed at those who would like to learn how to ride a motorcycle or improve their street or track skills. The courses take place from March until October, and consist of a full day of riding sessions combined with classroom time. All the courses take place at the prestigious “Enzo e Dino Ferrari” circuit in Imola.  Instructors include world, European and national champions and the school features five different classes for all skill levels. As a new feature for 2005, we introduced two new courses: the Men’s Basic Course, aimed at men who are absolute beginners, have never ridden a bike and would like to become involved in motorcycling, and the Master Racing Course, for expert riders who want to take part in racing (such as the new Ducati Desmo Challenge series).

          The 2004 DRE drew 1,300 participants, of whom 9% subscribed for more than one course, and 10% had also subscribed in 2003.  Of the participants, 38% were women, with an average age of 32, and 62% men averaging 36 years of age.  In 2004, we sold 42 bikes to DRE participants (at list price), 22 of whom were new Ducati customers.

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

The winner of this event is awarded a Multistrada.  In 2003, we also launched the first-ever online Ducati design competition, in which participants submit their vision of Ducati motorcycles of the future and artwork or designs that recall Ducati and its tradition of high-performance sport motorcycling.  For 2005, we have arranged the Desmo Challenge, which is a single-brand championship divided in four classes of bikes; and we have put up a female riders team, who will participate in the Italian grassroots championship.

          Media.  As we enjoy widespread media attention through our international racing program and product innovations, we do not invest substantially in paid advertising.  We believe that our motorcycles are aspirational products that create a significant demand “pull.”  The primary source of publicity comes from articles written about Ducati in a broad range of motorcycle publications and, with the exception of the United States (where there is substantially less following of professional racing than in other markets), the performance of Ducati motorcycles on international racing circuits.  We have also sought to extend media coverage of Ducati beyond the traditional motorcycle press.  Articles and broadcast segments featuring Ducati have appeared in Forbes, The New York Times, The Wall Street Journal and Financial Times and on CNN and Bloomberg News (although the contents of these articles and broadcasts are not part of this annual report).  In addition, Ducati enthusiasts, including Hollywood celebrities, Formula One drivers, music stars and international athletes, add to the overall brand equity and exposure.

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

          Ducati competes in the World Superbike Championship, through its official teams and other private teams.  Since 1990, Ducati motorcycles have won 13 manufacturers’ titles, the latest in 2004, and more single race victories than all other manufacturers combined.  In the 2002 season, the Ducati Infostrada team was comprised of 2001 champion Troy Bayliss as well as Ruben Xaus.  Both factory racers rode the Ducati 998R, featuring the 998R Testastretta engine.  In 2003, Neil Hodgson and Ruben Xaus raced on the new 999 Testastretta Superbike for the Fila-sponsored Ducati factory team, while in 2004, James Toseland and Régis Laconi were the riders on the new 999F04, again with Fila as main sponsor, finishing first and second overall in the championship standings. In 2005, these two riders were confirmed for a second successive year on the Ducati 999F05 factory bikes, which are now sponsored by Xerox, who signed a two-year sponsorship deal with Ducati for the World Superbike Championship.

          In 2003, we entered a Ducati team, made up of Loris Capirossi and Troy Bayliss as our official riders, in the MotoGP Championship for the first time in three decades.  Our decision was prompted by a change in the MotoGP Championship rules allowing 1000cc four-stroke motorcycles to compete.  To compete in this event, we developed the Demosedici motorcycle, powered by an innovative new four-stroke, “double-twin” cylinder engine.  In 2003, Ducati achieved a second-place finish in the manufacturers’ ranking of the MotoGP Championship, and Loris Capirossi and Troy Bayliss finished in fourth and sixth place, respectively, in the riders’ ranking.  In 2004, we kept the same riders for our team and signed Team D’Antin as a satellite private team, with Neil Hodgson and Ruben Xaus riding motorcycles from the previous year.  At the 2004 MotoGP Championship, Ducati placed third in the manufacturers’ ranking; Loris Capirossi and Troy Bayliss finished eighth and fourteenth, respectively, in the riders’ ranking.  In 2005, the Ducati MotoGP riders for the championship are Loris Capirossi and Carlos Checa, who replaced Troy Bayliss.  We believe that competing in the MotoGP Championship will strengthen awareness of the Ducati name as well as allow us to carry out innovative research and development, which we hope to apply to our racing motorcycles as well as the motorcycles that we sell commercially.

          With our decision to enter the MotoGP Championship, in 2001 we withdrew our official teams from the Supersport World Championship, a category featuring 750cc two-cylinder and 600cc four-cylinder performance motorcycles.  In 2004, we resumed our participation in the Supersport World Championship, highlighting in such event our new 749R model.  For 2004, Lorenzo Lanzi rode the 749R for Ducati, whereas beginning in 2005, our 749R Supersport bikes will be raced by two satellite Ducati teams, SC and Selmat.

          Ducati Corse, our subsidiary dedicated to racing activities, was founded in 1998.  Ducati Corse manages the activities of the Ducati racing teams, manufactures and distributes specialized motorcycles and engines exclusively for racing use and engages in promotional and other activities designed to increase Ducati’s presence on international racing circuits, improve awareness of the Ducati brand and increase customer satisfaction with our racing activities.  In addition, we have a sponsorship and supply agreement with Shell International Petroleum Company Limited (“Shell”) under which Shell acts as sponsor of the Ducati MotoGP Championship and World Superbike Championship teams.  See “—Supplies and Suppliers.”  We have also entered into agreements with Philip Morris and Bridgestone, sponsors of the MotoGP Championship team, Fila, sponsor of the World Superbike Championship team in 2003 and 2004, Breil, sponsor of the Supersport team, and new sponsor Xerox for the 2005 and 2006 World Superbike seasons.

          Internet.  Our internet homepage at www.ducati.com includes a comprehensive catalogue of our current motorcycle lines, related spare parts, apparel and accessories, the latest racing news, a virtual Ducati museum and contacts for local dealerships.  We estimate that the site attracted 8.2 million unique visitors in 2004.  We have also entered the online auction business with the establishment of DucatiMemorabilia.com or “Desmobid,” our first online auction site.  Desmobid sells historic Ducati memorabilia and used parts from racing bikes used in Ducati’s racing activities.  The information on our websites is not incorporated by reference into this annual report.

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

          Content.  Our website offers:

•	complete information regarding our current motorcycle catalogue (including technical details and a downloadable brochure, with pictures, sound, videos, available colors and versions);

•	tips, information and FAQs for motorcycle use and maintenance;

•	apparel, accessory and spare part catalogues, downloadable in PDF format;

•	coverage of the World Superbike Championship, the MotoGP Championship and other motor racing or special events;

•	a calendar of all Ducati events; and

•	downloadable multimedia materials available (e.g., screensavers, e-cards and wallpaper).

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

          Assembly Operations.  Our production facilities are located in Borgo Panigale, outside Bologna, Italy.  The facilities consist of 125,000 square meters of land, including approximately 36,000 square meters (approximately 387,360 square feet) of covered manufacturing and office space as well as parking areas and unused space and buildings.  All of our manufacturing, assembly and warehousing functions are currently performed on-site at Borgo Panigale.  In 2004, facing a slowing market and to reduce inventory units at Ducati and at Ducati dealerships, we reduced motorcycle production at our facility to 35,538 units from 36,661 units produced in 2003 (and 41,411 units in 2002).  We outsource the production of the majority of our parts and components to third-party suppliers.  In 2004, approximately 92.0% of our total costs of goods sold (excluding depreciation) were for parts and components and approximately 8.0% were for direct and indirect labor costs and research and development costs.  As a result, our motorcycle production is fundamentally an assembly and testing process.  As part of the production process each engine and each finished motorcycle is subjected to rigorous quality checks, including static and dynamic tests.

          We have implemented a number of initiatives to improve our production processes and reduce costs.  In 1999, we introduced a production software system that allows us to monitor the flow of all production-related information from initial order to final motorcycle delivery.  The key advantage of this system is a customized material requirement planning system that automatically generates production schedules from sales forecasts, helps to optimize warehouse volume levels, generates orders for purchasing materials and organizes materials flow for production.  In 2003 and 2004, we implemented a new inventory management software system in the United States, which over time we expect to roll out worldwide.

          To simplify production further and reduce costs, we use a “platform” approach to production, and we are moving away from assembling numerous individual components.  Under the platform approach, a motorcycle is divided into a discrete number of key components (or “platforms”) that are in turn made up of a number of sub-components.  One key supplier is made responsible for provision of a platform and managing suppliers of the sub-components that go into the platform.  The platform assembly approach has reduced the number of our suppliers and increased the volume of components supplied by each supplier, thereby improving our ability to negotiate competitive prices.  It has also provided an opportunity to develop jointly new components with key suppliers at the research and development stage.  We implemented platform production processes for 83 assembly groups (including cylinder heads, clutch covers and fuel pumps), thereby significantly reducing the number of parts required to be assembled directly on the motorcycle.  In 1999, we also initiated an ongoing Lean Production Project, with assistance over time from Porsche Consulting and SOA Consulting, to improve the quality and to reduce the costs of the production process.  As a result of these initiatives, we have made a significant reduction in our direct labor needs.  In 2000, we commenced a new project, known as Desmo (Ducati evolution and supply management optimization), aimed at reducing inefficiencies in the supply process.

          As part of our initiative to outsource non-strategic activities, we outsource our shipping and warehousing functions to Saima Avandero S.p.A.  Saima Avandero is responsible for the shipping and logistics of finished goods at our Borgo Panigale facility.  As a result, we are able to fill orders for less than a complete container or truckload of motorcycles, increasing our responsiveness to dealers.  Saima Avandero manages all our spare parts management functions at a dedicated center in Modena.  Saima Avandero’s state-of-the-art technology allows us to increase the speed and flexibility of the management, packaging and distribution of Ducati spare parts.

Supplies and Suppliers

          We require a wide variety of parts, components and tools to manufacture our motorcycles.  While we currently source our parts and components from a broad range of suppliers, our top ten parts and components suppliers accounted for approximately 45% of our parts and components procurement spending in 2004.  The parts and components required from non-Italian suppliers accounted for approximately 20% of the total value of parts and components acquired from suppliers in 2004.  Our largest suppliers include Brembo (brakes and wheels), Eaton (cylinder heads), Magneti Marelli (body throttle and ignition system), P.M. (machining of engine crankcases), Showa (suspensions), Remus (exhaust systems), Verlicchi (body steel frame), CIAP (gears), ILAS (steel fuel tanks), Nuova GM (painted plastic parts), Ohlins (suspensions), Mahle Mondial (cylinders & pistons), Denso Europe (starters & generators), Zeuna Starker (exhaust systems), Michelin (tires) and Pirelli (tires).

          We have a limited number of longer-term framework agreements with certain strategic component suppliers for periods ranging from one to three years, none of which, however, creates any binding purchase obligations.  Otherwise, we enter only into short-term, rolling contracts with our suppliers.  We typically contract with our suppliers on a non-exclusive basis, allowing us to replace suppliers at any time.  In November 1998, we signed a sponsorship and supply agreement with Shell, to expire in December 2005, which Shell has a right to renew for a period of two years.  Under this agreement, Shell acts as an official lubricant supplier to Ducati and as an exclusive supplier of lubricants to the Ducati racing program.

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

          On December 10, 2004, DMH sold the “Ducati Corse” trademark, one of the other trademarks associated with Ducati motorcycles, to its subsidiary Ducati Corse for a purchase price of €23 million, the estimated value determined by independent advisors, plus VAT.  This transfer is intended to allow Ducati Corse to develop the “Ducati Corse” brand separately from the “Ducati” trademark, using racing activities in which it is directly involved to enhance the brand’s value.

Governmental and Environmental Regulation

          Like other motorcycle manufacturers, we incur substantial costs in designing and testing products to comply with domestic and foreign safety and emissions requirements.

          Motorcycles sold in the United States, the European Union and all other countries are subject to environmental emissions regulations and safety standards with which we must comply in order to sell products in such countries.  Applicable regulations in the United States include the emissions and noise standards of the U.S. Environmental Protection Agency and the more stringent emissions standards of the State of California Air Resources Board.  Ducati motorcycles sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration.  Regulations applicable to us in Italy include E.U. directives relating to emissions, pollution, and noise, as well as national rules on emissions, pollution, noise, and safety issued by the Ministry of Transport (Ministero delle Infrastrutture e dei Trasporti).  All of our motorcycle models are required to comply with applicable homologation regulations in the countries in which they are distributed.  We are also subject to a number of Italian governmental regulations relating to the use and storage of materials, discharge and disposal of factory waste and safety standards of facilities and processes.

Insurance and Product Liability

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

          We are engaged in a business that exposes us to possible claims for personal injury from the use of our products.  We currently maintain liability insurance with a per-occurrence limit of €20.0 million and an aggregate liability cap of €20.0 million per year.  See “Item 3. Key Information—Risk Factors—We may be subject to significant product liability claims.”

Description of Property

          The following table sets forth the principal properties in our use as of the date of this annual report.

Location	Approximate Square Footage	Principal Use	Status

Bologna, Italy(1)	1,339,966	Headquarters, production facility	See note
Cupertino, California, USA	12,505	Headquarters, Ducati North America	Leased
Paris, France	2,800	Headquarters, Ducati France	Leased
Cologne, Germany	4,390	Headquarters, Ducati Motor Deutschland	Leased
Tokyo, Japan	1,300	Headquarters, Ducati Japan	Leased
Rotterdam, Holland	1,100	Headquarters, Ducati North Europe	Leased
Northampton, England	2,324	Headquarters, Ducati U.K.	Leased

(1)

On June 29, 2001, we entered into a sale and leaseback transaction with Locafit S.p.A. with respect to a portion of our production facility.  See Note 6 to our audited consolidated financial statements included in Item 18 for additional information on this transaction.

          In addition to the above properties, we lease space in various other locations in the United States and Western Europe on a regular basis for warehouse storage of motorcycles and parts.

          We believe that our operating facilities are in good condition and are adequate, considered in light of our capital expenditure plans, for the development, manufacture and marketing of our current and anticipated products.  For addition information on our property and capital expenditures in our property, see “–Production—Assembly Operations” and “—Capital Expenditures.”

Capital Expenditures

          Our capital expenditures in property, plant and equipment were €23.8 million, €15.7 million and €10.4 million in 2002, 2003 and 2004, respectively.  Capital expenditures in each of the years were made principally to acquire equipment and tooling at our Bologna facility, as well as to develop new motorcycle models.  After a peak in capital expenditures in 2002 in connection with the renewal of our products range, our capital expenditures have decreased, reflecting tighter management of our investments in an effort to improve cash-flow.  As a result, we were able to develop the new Monster S2R, the Multistrada 620 and the redesigned Superbike with lower investments as compared to new models developed in the past.  Investments in intangible assets, which include our capitalized research and development expenditures for these new models, amounted to €20.5 million, €18.1 million and €15.7 million in 2002, 2003 and 2004, respectively.  See “—Products and Distribution—Product Research and Development.”

          Our capital expenditures currently in progress relate principally to the implementation of a new inventory management software system, the acquisition of equipment and tooling at our Bologna facility, and our continuing research and development initiatives related to new motorcycles and the Desmosedici, which we developed and began using in 2003 to compete in the MotoGP Championship.  We believe that competing in the MotoGP Championship will further enhance recognition of the Ducati brands for innovative design, advanced engineering and racing success and spur further innovation in the design and engineering of our motorcycles that will ultimately improve the quality and performance of our road models.  We spent €7.4 million during 2004 in connection with this project (of which €3.3 million were capitalized and are included in the total investments in intangible assets in 2004 described above), and we estimate that we will spend up to approximately €8.0 million in 2005 and 2006.  We plan to finance these expenditures from our operating cash flow.

Item 5.  Operating and Financial Review and Prospects

          You should read the following discussion in connection with the audited consolidated financial statements included in Item 18 of this annual report.

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

Introduction

          Our net sales are derived principally from sales of motorcycles and, to a lesser extent, spare parts and engines, performance accessories and technical riding gear and enthusiast apparel.  Other revenues are from sponsorship income, licensing revenues, rental and the sale of scrap, sundry components and materials.  Revenues and other income, costs and charges are accounted for net of returns and discounts.  Revenues from the sale of goods are recognized when title passes to the customer or when substantially all risks and rewards associated with the goods have been transferred, usually the date of shipment to Ducati’s independent importers or dealers.  Revenues from services are recognized when services are rendered to the independent dealer or other third party.  All amounts due under our sponsorship contracts are recognized with respect to a given season for the year ended December 31 in which such season falls; as the sponsorship activity does not constitute the ongoing major or central operation of the relevant entity (Ducati Corse), the related revenues are classified as “other operating revenues.”  Costs are recognized on the accruals basis, and the costs of racing pilots and teams are recognized over the terms of their contracts.  As a result of our strategy to develop our motorcycle-related product offering, we expect that net sales attributable to our “Ducati Performance” line of accessories, technical riding gear and enthusiast apparel may continue to increase at a faster rate than motorcycle sales.  We cannot assure you that such increases in sales can be achieved.

          We produce motorcycles in five model lines, which vary in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked, Sport Touring and the Multistrada.  We presented a sixth model line, the Sportclassic, in 2003, which we expect to go into production in the fall of 2005.  We sell our motorcycles and related products in 61 countries worldwide, with a primary focus on the Western European and North American markets, which together accounted for approximately 85% of our net sales in each of the last three years.  In 2004, no single country accounted for more than 16% of our net sales of motorcycles and related products, with the exception of Italy, which accounted for 32.7%.  This provides us with significant geographical diversity of sales.  We have a global distribution network, directly controlling our Italian sales and operating wholly owned distribution subsidiaries in North America, France, Germany, the Benelux countries (which is also responsible for Sweden and Norway), Japan and the United Kingdom.  Our manufacturing operations, based in Bologna, Italy, consist primarily of engine and motorcycle assembly and are not vertically integrated, resulting in a relatively low fixed cost structure.

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

          Worldwide motorcycle sales and registrations are seasonal, peaking during the months of March through May (sales) and April through June (registrations).  Our motorcycle production levels are relatively stable throughout the year (excluding annual shutdown periods for the month of August and the last two weeks of December).  Consequently, we experience periods of inventory buildup from September through February in anticipation of the spring selling season.  Depending on market conditions and our commercial strategy, the level of inventory we hold or sell to importers and dealers at any time may change, as a result of which unit sales may be less seasonal than registrations.  See “Item 3. Key Information—Risk Factors—Our business is seasonal and we are required to predict levels of demand in advance and provide current motorcycle models to the market on a timely basis.”

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

          Certain additional factors that adversely affected our results of operations over the last three years include:

•

the continued strengthening of the euro against most other currencies, in particular the U.S. dollar (appreciation of approximately 9.9% on average and 7.8% at year end in 2004, and 19.4% on average and 20.4% at year end in 2003, with our sales in U.S. dollars accounting for approximately 15.6% and 14.4% of our total net sales in 2004 and 2003, respectively), the U.K. pound sterling and the Japanese yen.  See “Item 3. Key Information—Exchange Rates.”  This strengthening of the euro has principally impacted product prices.  In an effort to preserve our market share, we have generally kept unchanged our sale prices in the relevant local currency, with a consequent reduction in our gross margin.  We have engaged in foreign exchange transactions to hedge portions of our transactional exposure to such fluctuations in exchange rates, although such transactions protect us only from short-term fluctuations and not long-term variances.  For further information on our foreign exchange transactions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risks” and Note 1.c to our audited financial statements.  We estimate that our net sales decreased by approximately €10.6 million in 2003 (compared with 2002) and €9.5 million in 2004 (compared with 2003) owing to the translation effect of the strengthening of the euro on revenues denominated in U.S. dollars and other relevant currencies. Although the euro has weakened somewhat in the first half of 2005, we expect that its continued relative strength will continue to impact our results of operations in 2005.

•	our restructuring of our U.S. distribution subsidiary, which took place in 2002 and 2003. This restructuring has involved:

	•	moving of our headquarters in January 2003 from Pompton Plains, New Jersey, to Cupertino, California;

	•	replacement of certain executive officers and employees;

	•	outsourcing of our spare parts warehousing; and

	•	a reorganization of our dealer network in the U.S.

The restructuring has had a material impact on our results of operations for our U.S. subsidiary during these years.  We estimate that the impact of this restructuring on selling, general and administrative expenses in our consolidated financial statements in 2003 and 2002 was €8.0 million and €7.0 million, respectively.  In 2004, this subsidiary did not incur any further restructuring costs, and its sales increased by approximately 7.8%, generating a net profit of approximately €2.3 million.

•

our renewed participation in the MotoGP Championship starting in 2003, in connection with which we incurred approximately €8.0 million and €5.4 million in research and development expenses and capital expenditures for fiscal years 2002 and 2003, respectively.  We incurred approximately €7.4 million in research and development expenses and capital expenditures in connection with this participation in 2004, and expect to continue to incur a similar level of expenses for these purposes in the future.

•

the launch in 2002 of our fifth motorcycle line, the Multistrada, in connection with which we incurred €5.2 million and €7.6 million in research and development expenses and capital expenditures for fiscal years 2002 and 2003, respectively.  In 2003 and 2004, we sold 6,025 and 3,898 Multistrada motorcycles, or 15.7% and 10.7% of our total unit sales, respectively (with the high level of shipments in 2003 reflecting ongoing sales to dealers to build inventory in connection with the launch of this line).

          Cost of goods sold (excluding depreciation) consists primarily of variable costs, such as the cost of parts, components and labor, as well as research and development expenses that are not capitalized or included under selling, general and administrative expenses (excluding depreciation).  In each of the last three years, approximately 85% of the total cost of goods sold (excluding depreciation) incurred by Ducati was for parts and components, and only approximately 15% was for direct and indirect labor costs and research and development costs. Cost of goods sold is allocated to each product class (motorcycles, spare parts, accessories and apparel, and other) as follows:

•

purchased materials and the cost of external processing are allocated to a product class (and to each motorcycle line within the motorcycle product class) based on the specific bills for materials of the products concerned;

•

direct production costs for the motorcycle product class, made up of the cost of the workshops dedicated to each specific motorcycle line (including labor), are allocated 100% to the relevant motorcycle line to which such costs relate;

•

indirect production costs, such as the warehousing of raw materials and finished motorcycles, logistics and general factory services are allocated 100% to the motorcycle product class (and, in turn, to each motorcycle line within the motorcycle product class based on the share of direct production costs allocated to that line); and

•

expensed research and development costs, making up 30% of our research and development, are allocated 100% to the motorcycle product class (and, in turn, to each motorcycle line within the motorcycle product class based on the share of direct production costs allocated to that line).

          Selling, general and administrative expenses (excluding depreciation) primarily include personnel costs, advertising and promotion costs, expenses relating to the Ducati racing program, charges for accrued warranty expenses and charges for doubtful accounts.  Promotion costs include rebates, discounts, complimentary accessories and other incentives.  This item also includes expenses relating to marketing and distribution, including certain expenses associated with our wholly owned distribution subsidiaries.  Costs for services are recognized on the date on which the service is received.  Costs relating to remuneration for motorcycle racing drivers and racing teams are recognized according to the length of their respective contracts.  Beginning in 2001, research and development expenses associated with development of a four-stroke “double twin” cylinder engine used for the Desmosedici motorcycle to compete in the MotoGP Championship are included in selling, general and administrative expenses (excluding depreciation).

          Depreciation of property, plant and equipment consists primarily of charges over the estimated useful life for each class of assets against the capitalized amount of these items.

          Amortization of intangible assets primarily reflects amortization of the Ducati brand name, as well as amortization of goodwill.  Amortization of intangible assets includes amortization of certain capitalized debt issuance costs, certain incidental costs of the initial public offering of our shares in March 1999 and certain capitalized research and development expenditures.

          Other operating revenues principally consist of sales of scrap, sundry components and materials, licensing revenues, sales of tickets for marketing events, driving school revenues, and rental and sponsorship income.

          Interest expense, net, principally reflects interest payments on our financing arrangements, including our 6.50% notes issued on May 31, 2000, which matured on May 31, 2005.  See “—Liquidity and Capital Resources” and “—Other Financial Transactions.”

          Foreign exchange gain/(loss), net, consists primarily of the translation differences from conversion into euro of monetary assets and liabilities denominated in a currency other than the euro.  See “Item 3. Key Information—Risk Factors—We are subject to foreign currency exchange rate fluctuations, particularly with respect to the U.S. dollar, and to interest rate fluctuations.”  Also included in foreign exchange gain/(loss), net, are the results of our forward contract hedging activities (forward currency contracts we enter into against future commitments to hedge the risk of currency fluctuations between the date of such a contract and the performance of the related commitment).  For further information on our hedging activities, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

          Other non-operating income/(expense), net, consists of gains and losses of a non-operating nature considered to be non-recurring due to their nature and magnitude.

          Income taxes comprise the current and deferred taxes that arise from our activities in the relevant period based on tax regimes applicable to us at the end of each accounting period.  Following our March 1999 initial public offering, we qualified for certain income tax rate reductions in Italy until 2002. Certain Italian tax regimes available to Ducati entail reduction of the corporate income tax (IRPEG) rate applicable in each of the three years discussed in this section, depending on various factors.  DMH and its Italian subsidiaries are subject to two income taxes:  (i) corporate income tax (IRPEG until 2003 and IRES as of 2004) and (ii) local income tax (IRAP). The ordinary IRPEG tax rate was reduced from 36% for fiscal year 2002, to 34% for fiscal year 2003, and to 33% for fiscal year 2004.   The IRAP rate is equal to 4.25%.  See Note 27 to our audited consolidated financial statements included in Item 18 for further information.

          Intangible assets include capitalized research and development costs, comprised principally of the cost of personnel employed in research and development functions and the cost of materials and external consultants, where the expenditure is incurred for specific product development.  Otherwise, research and development costs are expensed under cost of goods sold (excluding depreciation) or, in the case of a portion of the costs related to the development of the “double twin” engine for the Desmosedici motorcycle developed to compete in the MotoGP Championship, selling, general and administrative expenses (excluding depreciation).

          Investments in tooling for new products are capitalized as property, plant and equipment.  Finally, a portion of the costs related to our racing program (which are included in cost of goods sold (excluding depreciation)) are associated with research and development, as many of Ducati’s technical innovations are derived from and tested in its racing program.

          For a more detailed description of the line items in the consolidated statement of operations prepared in conformity with Italian GAAP that form part of our audited consolidated financial statements, see Note 1.c to our audited consolidated financial statements included in Item 18.

Critical Accounting Policies

          Our reported financial condition and results of operations are affected by accounting methods, assumptions and estimates that we are required to make in preparing our consolidated financial statements.  We base our estimates on historical experience and various other assumptions.  The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions should be considered in reviewing the discussion and analysis of our financial condition and results of operations below, as well as our audited consolidated financial statements.  Our significant accounting policies are disclosed in Note 1.c to our audited consolidated financial statements included in Item 18.  We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our audited consolidated financial statements.

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

          Accounting for Long-Lived Assets

          Property, plant and equipment are booked at purchase cost or valuation of assets contributed in kind (for instance, upon the creation of a new Group company such as Ducati Corse), including any directly related charges.  Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred.  Extraordinary maintenance and repair expenses that increase the useful life of property, plant and equipment are capitalized and depreciated over the residual life of the assets concerned.  Property, plant and equipment are depreciated on a straight-line basis, using rates that are considered to reflect the estimated useful lives of the related assets.  The Group periodically verifies the residual useful life of property, plant and equipment, including on the basis of independent appraisals.  Given the application from 2005 of IFRS to the consolidated financial statements of EU-listed EU companies, including DMH, the Group in 2004 commissioned an independent appraisal to verify the residual useful life of the various categories of property, plant and equipment  and the allocation of the cost of “land and buildings” between the individual categories “land” and “buildings.”  Based on the outcome of this analysis, the Group has changed the estimated residual economic-technical useful lives of certain categories of asset, including in particular general plant and equipment (from 10 to 15 years), specific plant and equipment (from 5.7 to 12 years) and robotized work stations (from 4.5 to 12 years), and has more accurately allocated the cost of “land” and “buildings.”

          As a result of these changes, the book value of property, plant and equipment increased, and the related accumulated depreciation as of December 31, 2004, decreased, by €2.1 million, and shareholders’ equity and the net loss for the year then ended were respectively higher and lower by €1.3 million, net of the related tax effect, as compared to what they would have been without these changes.

          As required by International Financial Reporting Standard No. 17 (applicable to our consolidated financial statements under Italian GAAP), significant fixed assets acquired under finance leasing contracts are booked according to the finance lease accounting method.  Acquired assets are treated as capital expenditures based on the original value of the asset, and depreciated over the estimated useful life of the asset.  Lease installments, including principal and interest, are included in other borrowings.  As of December 31, 2004, we had outstanding leasing contracts with regard to our Bologna facility, including machinery and workstations, totaling approximately €30.7 million.

          Intangible fixed assets are booked at purchase cost or valuation of assets contributed in kind (for instance, upon the creation of a new Group company, such as Ducati Corse), including any directly related charges.  Intangible fixed assets of Italian group companies may also be restated, when so allowed by the laws governing restatement of assets.  Intangible fixed assets are directly amortized on a straight-line basis over their estimated economic useful life.  Costs incurred in obtaining long-term finance (“debt capacity”) are amortized over the life of the related loan, according to the residual balance method.  Intangible fixed assets are fully written down if they no longer have any future economic benefit.

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

          When an impairment in the value of assets occurs, nonscheduled writedowns are made.  In the year in which the reasons for the writedown no longer exist, the value of the asset is reinstated and the related adjustment is recorded in the income statement.  We assess the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated.  The determination of impairments of long-lived and intangible assets involves the use of estimates, which include but are not limited to the cause, the timing and the amount of the impairment.

          Commitments and contingencies

          We are involved in various claims and legal actions arising in the ordinary course of business.  Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.  Reserves established for contingent liabilities in such matters are monitored on an ongoing basis.  It is possible that the final resolution of some of these matters may require us to make expenditures in excess of established reserves.

          Product warranty

          Product warranty obligations are estimated on the basis of a time-series analysis of labor and material costs incurred in connection with each individual model.  These estimates are established using historical information on the nature, frequency, and average cost of warranty claims, taking into account the registrations over the last 24 months and estimated costs for future recall campaigns.  We actively study trends of warranty claims and take action to improve vehicle quality and minimize warranty claims.  Actual cash payments against warranties, which cover both the cost of the parts under warranty and reimbursements to dealers of the margin previously paid to us on those parts and recorded within our net sales, totaled €14.4 million, or 3.7% of net sales, in 2004, €10.8 million, or 2.8 % of net sales, in 2003, and €11.1 million, or 2.7% of net sales, in 2002. At December 31, 2004, we had a provision in our financial statements of €6.3 million to cover future product warranty costs, which we estimate based our expected costs for the parts and related labor.  We believe that the warranty reserve is appropriate: however, actual claims incurred could differ from the original estimates.  See Note 13 to our audited consolidated financial statements included in Item 18.

          Deferred Taxation

          In accordance with Accounting Principle No. 25, issued in March 1999 by the Italian Accounting Profession, we recognize deferred tax liabilities and assets of the individual companies, as well as those arising from consolidation adjustments.  Deferred tax assets are recognized only when realization of the benefit is considered reasonably certain on the basis of trading and forecasted performance. Deferred taxes are calculated at the relevant local country tax rates in force at the balance sheet date, bearing in mind the period in which differences will presumably reverse, and are reviewed annually to reflect changes in the economic circumstances of the companies and the tax rates.

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

          Licensing

          Our sponsorship agreements are generally for a period of two to three racing seasons, and are related to Ducati Corse’s participation in the MotoGP Championship, the World Superbike Championship, or in some cases both.  Each contract specifies the amount of the overall sponsorship fee to be paid for Ducati Corse’s participation in each racing season for the relevant championship; such amounts are equal from year to year over the life of the sponsorship agreement.  There are no up-front payments; rather, payments are made upon Ducati Corse’s participation in each season.

          Almost all of the contracts include a clause pursuant to which the sponsor is entitled to terminate the contract and have no further obligation to make any future payments in the event that Ducati Corse does not register in the related championship.  While each contract differs as to the remedy available to the counterparty in the unlikely event that Ducati Corse withdraws during the course of a season, all contracts state that sponsors will not be reimbursed for amounts already paid if Ducati Corse completes the relevant racing season.

Only one of the sponsorship contracts includes an indemnity clause that requires Ducati Corse to make a payment to the sponsor in the event of early termination of the contract due to Ducati Corse’s failure to participate in (or withdrawal from) the relevant championship.  The full amount potentially due under such indemnity is disclosed in Note 18 to our audited consolidated financial statements included in Item 18.

          The racing season in the MotoGP Championship and the World Superbike Championship runs from March to November.  We recognize all amounts due under our sponsorship contracts with respect to a given season as “other operating revenue” for the year ended December 31 in which such season falls under Italian GAAP.  We believe that, in accordance with FASB Concept Statement No. 6, par. 79, these sponsorship activities do not constitute Ducati Corse’s ongoing major or central operations and that the amounts classified under “other operating revenues” under Italian GAAP should be classified as “other operating income” under U.S. GAAP.

Trend Information

          Following a successful first half of 2004, the trend for our business inverted during the second half of the year and continued to be difficult during the first quarter of 2005.  The downtrend during the second half of 2004 was due to the delays in launching our new Monster S2R motorcycle, as well as to the decrease in demand for big-cylinder motorcycles and the further depreciation of the dollar.  In the first quarter of 2005, we also suffered from the continuing strength of the euro against other currencies and a downturn in motorcycle sales, largely caused by inclement weather conditions in Europe and a sales slowdown in January and February, typical of the seasonal nature of the motorcycle business.

          Notwithstanding these trends, we expect net sales and net profit to recover in 2005.  The market has responded positively to the new models we introduced and began producing in the second half of 2004, and we expect to launch several new motorcycle models in 2005.  We expect that net sales attributable to our “Ducati Performance” line of accessories, technical riding gear and enthusiast apparel will continue to increase and that our profit margins for these products will continue to be higher than for our motorcycles.  We expect that these trends in sales, along with increased production efficiency and reduced overhead costs, will have a positive effect on results in 2005.

Results of Operations

          The following table sets forth certain statement of operations data expressed as a percentage of our net sales for the periods indicated:

	Year ended December 31,

	2002	2003	2004

Net sales	100%	100%	100%
Cost of goods sold (excluding depreciation)	(60.4)	(65.3)	(64.0)
Gross profit (excluding depreciation)	39.6	34.7	36.0
Selling, general and administrative expenses (excluding depreciation)	(29.6)	(29.1)	(32.3)
Depreciation of property, plant and equipment	(2.9)	(3.9)	(3.9)
Amortization of intangible assets	(5.3)	(6.1)	(5.4)
Other operating revenues	2.6	6.0	6.5
Operating income	4.4	1.6	0.9

2004 Compared to 2003

          Net sales

          Net sales were €382.8 million in 2004 compared to €388.2 million in 2003, a decrease of €5.4 million, or 1.4%.  This decrease in net sales was attributable principally to the translation effect on revenues denominated in other currencies of the strengthening of the euro against the U.S. dollar and other relevant currencies (principally the Japanese yen and the U.K. pound), which caused a 2.5% decline in revenues, and a decrease in motorcycle unit sales (-4.8%), from 38,417 in 2003 to 36,560 in 2004, partly offset (+3.0%) by average unit price increases, reflecting an improvement in the mix of motorcycle models sold, with a higher proportion of sales of higher-price models (in 2004, we sold 905 more Superbike motorcycles (which are higher-price models) than in 2003, and 2,127 fewer Multistrada motorcycles (which are lower-price models)).

          These declines were only partly offset by an 8.5% increase in sales of spare parts, accessories and apparel, which caused a 3.0% increase in total revenues.

          In 2004, motorcycle net sales accounted for 78.9% of net sales (81.4% in 2003).  Sales of spare parts accounted for 11.1% of net sales (10.6% in 2003) and sales of performance accessories, technical riding gear and enthusiast apparel accounted for 8.5% of net sales (7.3% in 2003).  Revenues from non-core activities (mainly tickets for various events arranged by Ducati) represented 1.5% of net sales (0.7% in 2003).

          In 2004, we produced motorcycles in five model lines, which vary in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked, Sport Touring, and the Multistrada, introduced for sale in 2003.  The 4.8% decline in unit sales of Ducati motorcycles, from 38,417 in 2003 to 36,560 in 2004, resulted principally from:

•

a 49.4% decrease in unit sales of our Super Sport motorcycles, the result of our elimination of all but one of the model options in the Super Sport line and our not offering any new features in this line, and

•

a 35.3% decrease in unit sales of our Multistrada line, which is primarily attributable to the high demand in 2003 for a model that Ducati had never before included in its collection, as well as the need in 2003 to build stocks of the new model at the approximately 800 Ducati dealers worldwide.

          These decreases were partially offset by:

•	a 31.7% increase in unit sales of our Sport Touring motorcycles due to the greater availability and success of the ST3, and

•

a 9.7% increase in unit sales of Superbike motorcycles due to the restructuring of our operations in the United States, a market in which this line is particularly popular, and the significant growth in the low end of the range of this product line.

          Unit sales of our Sport Naked motorcycles remained substantially unchanged.

          Unit sales showed varying trends in our principal geographic markets, with increases in the United States (+14.7%), the countries served by importers (+8.7%), and Italy (+3.8%), and decreases in Japan (-33.0%), Germany (-30.9%), the UK (-30.0%), the Benelux countries (-17.1%), and France (-6.1%).  The decrease in Japan and the main European countries reflected a general decline of local market demand for motorcycles in those countries.

          Ducati motorcycle registrations were 36,089 in 2004 compared to 38,130 in 2003, a decrease of approximately 5.4%.  In particular, registrations declined 20% in Germany, 18% in Japan, 17% in the Benelux countries, 13% in the UK, 6% in Italy and 1% in France, while registrations increased by 33% in Spain and Portugal, 15% in the United States and 8% in Australia.  Our market share throughout the world decreased from 5.4% to 4.7% of our target market.

          Net sales of spare parts increased by 3.9% in 2004 compared to 2003, remaining stable principally due to stability in the number of Ducati motorcycles in circulation.  Net sales of accessories and apparel increased by 14.4% in 2004 compared to 2003, largely reflecting the success of a new Ducati Performance accessories catalogue, and the introduction of a new line of sports apparel, partly inspired by the MotoGP and partly “old style.”  Revenues from non-core activities increased by 87.6% in 2004, primarily reflecting sales of tickets for the World Ducati Week, our driving school (Ducati Riding Experience), motorbike rentals and services provided to the MotoGP racing satellite team.

          Cost of goods sold (excluding depreciation)

          Cost of goods sold (excluding depreciation) was €244.8 million in 2004 compared to €253.4 million in 2003, a decrease of €8.6 million, or 3.4%, as a result of the decrease in motorcycle unit sales. As a percentage of net sales, cost of goods sold (excluding depreciation) decreased to 64.0% in 2004 compared to 65.3% in 2003, as a result of the higher proportion in 2004 of sales of spare parts, accessories and apparel, which generate higher margins than motorcycle sales.

          Gross profit (excluding depreciation)

          Gross profit (excluding depreciation) was €137.9 million in 2004 compared to €134.8 million in 2003, an increase of €3.1 million, or 2.3%, principally as a result of the factors mentioned above.  As a percentage of net sales, gross profit (excluding depreciation) was 36.0% in 2004 compared to 34.7% in 2003.

          Selling, general and administrative expenses (excluding depreciation)

          Selling, general and administrative expenses (excluding depreciation) were €123.6 million in 2004 compared to €112.8 million in 2003, an increase of €10.8 million, or 9.5%, principally as a result of an increase in expenses for warranties, the 2004 World Ducati Week, and promotional activities and bike launch costs.  As a percentage of net sales, selling, general and administrative expenses (excluding depreciation) increased to 32.3% in 2004 from 29.1% in 2003.  Research and development expenses relating to our racing program are included under cost of goods sold (excluding depreciation).

          Depreciation of property, plant and equipment

          Depreciation of property, plant and equipment was €14.7 million in 2004, compared to €15.0 million in 2003.  The decrease of €0.3 million, or 2.0%, reflects both routine fluctuations in the amount of fixed assets under depreciation, as well as changes in estimated residual economic-technical useful lives of certain categories of assets discussed above (see “—Critical Accounting Policies—Accounting for Long-Lived Assets”).

          Amortization of intangible assets

          Amortization of intangible assets was €20.8 million in 2004 compared to €23.9 million in 2003, a decrease of €3.1 million, or 13.0%, related to routine fluctuations together with a reduced amount of intangible assets under depreciation.  This reduction was due to the decrease in 2004 in our investments in research and development, which had peaked in prior years in connection with the complete renewal of our product range.  As a percentage of net sales, amortization of intangible assets decreased to 5.4% in 2004, compared to 6.1% in 2003.

          Other operating revenues

          Other operating revenues were €24.7 million in 2004 compared to €23.2 million in 2003, an increase of €1.5 million, or 6.5%, principally due to an increase in sponsorship income related to the MotoGP Championship.  As a percentage of net sales, other operating revenues increased to 6.5% in 2004, compared to 6.0% in 2003.

          Operating income

          Operating income was €3.6 million in 2004 compared to €6.3 million in 2003, a decrease of €2.7 million, or 42.8%, principally for the reasons stated above.  As a percentage of net sales, operating income decreased to 0.9% in 2004 compared to 1.6% in 2003.

          Interest expense, net

          Interest expense, net, was €9.5 million in 2004, in line with the previous year’s amount of €9.3 million.

          Foreign exchange gain/(loss), net

          We had a foreign exchange gain, net, of €4.7 million in 2004, compared to a gain of €2.5 million in 2003, principally reflecting the strengthening of the euro against the U.S. dollar, which resulted in foreign exchange gains in connection with currency hedging transactions entered into to protect our operating results from currency variations.

          Other non-operating income/(expense), net

          Other non-operating expense, net, of €0.6 million in 2004, compared to income of €0.6 million in 2003, is the result of the following items:

•

out-of-period taxation costs of €0.4 million, of which €0.2 million were incurred by DMH for  local property tax related to fiscal year 2000, €0.1 million were incurred by Ducati Motor Deutschland for a tax assessment, and €0.1 million were incurred by Group companies in Italy as payment under an available tax amnesty; and

•	other non-operating losses of €0.2 million arising from changes in estimates made on closing out the accounting records for the prior year.

          Profit (loss) before income taxes and minority interest

          Our loss before income taxes and minority interest was €1.8 million in 2004, compared to a profit of €0.1 million in 2003, principally due to the reasons stated above.

          Income taxes

          Our income tax charge was €6.0 million in 2004, compared to €0.1 million in 2003, an increase of €5.9 million, as a result of €3.1 million of current taxes and €2.9 million of deferred tax liabilities and the reduction of deferred tax assets.  The current tax charges are mainly for IRAP, local income taxes levied on Italian companies, and the usage of deferred tax assets mainly related to a loss carryforward by DMH.

          Net profit

          We had a net loss of €7.8 million in 2004, compared to a profit of €40,000 in 2003, principally due to the reasons stated above.

2003 Compared to 2002

          Net sales

          Net sales were €388.2 million in 2003 compared to €413.0 million in 2002, a decrease of €24.8 million, or 6.0%.  This decrease in net sales was attributable principally to the following (4.0% and 2.0%, respectively): (1) the strengthening of the euro against the U.S. dollar and other relevant currencies (principally the Japanese yen and the U.K. pound) and (2) a decrease in motorcycle unit sales of 2.8% and a negative mix of motorcycle models sold, or a lower proportion of sales of models in respect of which the average price is higher (in 2003, we sold 4,327 fewer Superbike and Super Sport motorcycles (which have higher prices) and 6,025 more Multistrada motorcycles (which have lower prices), which more than off-set a “positive country mix,” or a lower proportion of sales in countries in which average prices are lower (426 of the total 1,017 fewer units sold in 2003 versus 2002 were in North America, where we had lower prices in euro terms per motorcycle because of the weaker dollar).  In 2003, motorcycle net sales accounted for 81.4% of net sales (82.7% in 2002).  Sales of spare parts accounted for 10.6% of net sales (10.3% in 2002) and sales of performance accessories, technical riding gear and enthusiast apparel accounted for 7.3% of net sales (6.6% in 2002).  Revenues from non-core activities (mainly tickets for various events arranged by Ducati) represented 0.7% of net sales (0.4% in 2002).

          In 2003, we also produced motorcycles in our five model lines: Superbike, Super Sport, Sport Naked, Sport Touring, and the Multistrada, introduced for sale in 2003.  The 2.8% decline in unit sales of Ducati motorcycles, from 39,534 in 2002 to 38,417 in 2003, resulted principally from a 34.6% decrease in unit sales of our Sport Touring motorcycles, a 26.4% decrease in unit sales of  Superbike motorcycles, a 26.1% decrease in unit sales of our Super Sport motorcycles and an 8.2% decrease in unit sales of Sport Naked motorcycles, partially offset by sales of the new Multistrada line.  Unit sales showed varying trends in our principal geographic markets, with increases in the UK (+10.9%) and Italy (+1.7%) and decreases in Germany (-25.3%), the United States (-8.4%), France (-7.6%), Japan (-4.9%), and the Benelux countries (-1.5%).  The decline in unit sales resulted mainly from our December 2003 purchase of the business of our third-party importer in Germany (as a result of which motorcycles sold to such importer that were still in its inventory at December 31, 2003, were counted as part of our German subsidiary’s inventory at such date); continuing disruptions relating to the ongoing restructuring of our U.S. operations; a decline in market demand in France; and a reduction in sales in Japan, where we had sold 300 units of the MH900E special series in 2002, but no such units in 2003.

          Ducati motorcycle registrations were 38,130 in 2003 compared to 39,607 in 2002, a decrease of approximately 3.7%.  In particular, registrations declined 17% in the United States, 16% in the UK, 8% in France and 7% in Japan, offset only in part by increases of 35% in Spain and Portugal, 28% in Switzerland and 6% in the Benelux countries.  We believe that we generally maintained our market share throughout the world, with the exception of the United States.

          The decrease in net sales of spare parts of 3.6% between 2003 and 2002 was entirely due to the strengthening of the euro against foreign currencies.

          Cost of goods sold (excluding depreciation)

          Cost of goods sold (excluding depreciation) was €253.4 million in 2003 compared to €249.3 million in 2002, an increase of €4.1 million, or 1.6%, principally as a result of the 2.0% growth in the apparel business. As a percentage of net sales, cost of goods sold (excluding depreciation) increased to 65.3% in 2003 compared to 60.4% in 2002, as a result of the deterioration of the exchange rate and the higher costs associated with the product mix (principally the higher production costs of the Multistrada) of motorcycles sold in 2003.

          Gross profit (excluding depreciation)

          Gross profit (excluding depreciation) was €134.8 million in 2003 compared to €163.7 million in 2002, a decrease of €28.9 million, or 17.6%, principally as a result of the factors mentioned above.  As a percentage of net sales, gross profit (excluding depreciation) was 34.7% in 2003 compared to 39.6% in 2002.

          Selling, general and administrative expenses (excluding depreciation)

          Selling, general and administrative expenses (excluding depreciation) were €112.8 million in 2003 compared to €122.0 million in 2002, a decrease of €9.2 million, or 7.5%, principally as a result of reduced warranty and personnel costs and the insourcing of certain sub-assembly activities, which together more than offset costs related to our participation in the MotoGP Championship.  As a percentage of net sales, selling, general and administrative expenses (excluding depreciation) decreased to 29.1% in 2003 from 29.6% in 2002.  Research and development expenses relating to our racing program are included under cost of goods sold (excluding depreciation).

          Depreciation of property, plant and equipment

          Depreciation of property, plant and equipment was €15.0 million in 2003 compared to €12.0 million in 2002, an increase of €3.0 million, or 25.0%, principally reflecting increased capital investments for the production of the Multistrada and of the three-valve engine.

          Amortization of intangible assets

          Amortization of intangible assets was €23.9 million in 2003 compared to €22.0 million in 2002, an increase of €1.9 million, or 8.6%, related to investment in new products including the Multistrada, the ST3 and the Monster S4R.  As a percentage of net sales, amortization of intangible assets increased to 6.1% in 2003 compared to 5.3% in 2002.

          Other operating revenues

          Other operating revenues were €23.2 million in 2003 compared to €10.8 million in 2002, an increase of €12.4 million, or 115.0%, principally due to sponsorship income related to the MotoGP Championship.  As a percentage of net sales, other operating revenues increased to 6.0% in 2003 compared to 2.6% in 2002.

          Operating income

          Operating income was €6.3 million in 2003 compared to €18.5 million in 2002, a decrease of €12.2 million, or 66.0%, principally for the reasons stated above.  As a percentage of net sales, operating income decreased to 1.6% in 2003 compared to 4.4% in 2002.

          Interest expense, net

          Interest expense, net, was €9.3 million in 2003 compared to €11.5 million in 2002, a decrease of €2.2 million, or 19.2%, principally reflecting reduced dealer inventory financing incentives.

          Foreign exchange gain/(loss), net

          We had a foreign exchange gain, net, of €2.5 million in 2003 compared to a gain of €1.4 million in 2002, principally reflecting the strengthening of the euro against the U.S. dollar, which resulted in foreign exchange gains in connection with currency hedging transactions entered into to protect our operating results from currency variations

          Other non-operating income/(expense), net

          Other non-operating income, net, of €0.6 million in 2003, compared to such income of €0.1 million in 2002, was the result of the following extraordinary items:

•

an extraordinary gain of €5.2 million resulting from the restatement of the Ducati brand name in DMH’s statutory financial statements at December 31, 2003 from €71.2 million to €98.4 million (corresponding to the brand name’s market value reported in our consolidated financial statements at the same date).  Under Italian tax rules, we are entitled to accelerate the amortization of certain assets for tax purposes insofar as we create two special reserves, one for accelerated amortization and another for deferred taxes (calculated by applying the standard corporate tax rate of 38.25%) due, upon completion of the tax acceleration, on the portion of amortization as reported in our financial statements and already deducted for tax purposes because of the accelerated amortization.  In 2003, pursuant to a special tax regime, DMH stepped up the value of the Ducati brand name by paying a substitute tax of 19% on the surplus deriving from the restatement, thereby aligning the value of this asset amortized on a tax acceleration basis with the value carried in the consolidated accounts.  As a result of this alignment, the accelerated amortization reserve was cancelled and the portion of the reserve for deferred taxes created with respect to the accelerated amortization of the brand name was subject to current taxes in order to fund the 19% substitute tax payment on the restatement surplus of €27.2 million (which did not have an impact on our consolidated financial statements), whereas the remainder, amounting to €5.2 million, was released thereby generating the extraordinary gain;

•

out-of-period taxation costs of €0.587 million, of which €0.150 million were incurred in May 2003 by DMH and Ducati Corse as payment under an available tax amnesty. The remaining €0.437 million resulted from the difference between taxes effectively paid and our tax provision at December 31, 2002; and

•

restructuring costs of €4.0 million related to our corporate reorganization plan, pursuant to which a certain number of employees were terminated in 2003 by mutual consent in exchange for severance incentives, including costs of €2.2 million associated with the termination of Carlo Di Biagio’s employment contract.  The cost of our corporate reorganization plan was recorded as a non-operating expense for 2003.

          Profit before income taxes and minority interest

          Profit before income taxes and minority interest was €0.1 million in 2003 compared to €8.5 million in 2002, principally due to the reasons stated above.

          Income taxes

          Our income tax charge was €0.1 million in 2003 compared to €2.0 million in 2002, a decrease of €1.9 million, as a result of decreased profit.

          Net profit

          We had a net profit of €40,000 in 2003 compared to €6.5 million in 2002, principally due to the reasons stated above.

U.S. GAAP Reconciliation

          The principal differences between Italian GAAP and U.S. GAAP as they affect our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 were the accounting treatment of:  (i) the acquisition of the Ducati motorcycle business, (ii) deferred costs, (iii) debt issuance costs related to our 6.50% notes issued on May 31, 2000, (iv) foreign currency translation, (v) derivative financial instruments, (vi) financing of dealer incentives (in particular, cash discounts and flooring incentives are classified under U.S. GAAP as a reduction of revenue), (vii) costs related to software projects, (viii) deferred taxes, (ix) stock-based compensation, (x) securitization and consolidation of special purpose entities and (xi) earnings per share.

        In respect of securitization and consolidation of special purpose entities, we have consolidated DDF1 under U.S. GAAP for 2003 and 2004.  The effect of such consolidation on our consolidated assets under U.S. GAAP is as follows (in millions of euro):

	2003	2004

	(euro in millions)
Cash and Cash Equivalents	€10	€16
Outstanding Accounts Receivable	37	42
Deferred Purchase Price	(5)	(8)
Other Long Term Assets	(10)	(10)

Assets	€32	€40

Senior Class A Notes	€33	€45
Due to DDF1	(1)	(5)

Liabilities	€32	€40

          As to the statement of operations, we reimbursed all expenses of DDF1, and these reimbursements were reflected in our statement of operations under Italian GAAP.  However, the fair value of the derivatives at the end of the year are not recorded under Italian GAAP.  In addition, start up costs were expensed in our statement of operations under U.S. GAAP, but are amortized over a period of five years under Italian GAAP.  See Notes 30(iv) and (x) to our consolidated financial statements included in Item 18 for additional information.

          We expect to continue to consolidate DDF1 under U.S. GAAP in the future as a result of FIN 46R.  See “—Implementation of New Accounting Pronouncements” and “—Other Financial Transactions—Securitization.”

          Under U.S. GAAP, volume bonuses are accrued at the time of revenue recognition and are classified as a reduction of revenue in accordance with EITF 01-09 (issue 6), and the amount of such reduction in 2002, 2003 and 2004 was approximately €16.5 million, €14.4 million and €17.9 million, respectively.  Notes 29, 30 and 31 to the audited consolidated financial statements contain a detailed description of the differences between Italian GAAP and U.S. GAAP, as well as a reconciliation of net profit and shareholders’ equity between Italian GAAP and U.S. GAAP.

          Under Italian GAAP, net profit (loss) was approximately €6.5 million in 2002, €40,000 in 2003 and €(7.8) million in 2004.  Under U.S. GAAP, net profit (loss) approximated €7.0 million in 2002, €(0.6) million in 2003 and €(2.1) million in 2004.  Under Italian GAAP, shareholders’ equity was approximately €158.4 million at December 31, 2003, and €149.8 million at December 31, 2004.  Under U.S. GAAP, shareholders’ equity approximated €81.2 million at December 31, 2003, and €74.4 million at December 31, 2004.

          Under Italian GAAP, research and development expenditure is capitalized and is reflected as part of investing activities.  Under U.S. GAAP, research and development expenditure is expensed and reflected as part of operating activities.

International Financial Reporting Standards (IFRS)

          Like all EU companies with shares listed on a regulated market in the EU, we are required to prepare our consolidated financial statements for each fiscal year starting on or after January 1, 2005, in accordance with IFRS.  We are also required to restate our 2004 results in accordance with IFRS, for comparative purposes.

          At the time we published our report for the quarter ended March 31, 2005, on May 13, 2005, we had not completed the transition to IFRS.  Therefore, in accordance with guidelines set out in the Consob IFRS reference document, we published our interim financial statements for the quarter ended March 31, 2005, using the same Italian GAAP principles used in our 2004 consolidated financial statements.  If we are unable to complete the transition to IFRS prior to the release of our consolidated financial statements for the second quarter and first half, each ending June 30, 2005, we will also prepare those using Italian GAAP, and will prepare and publish at the same time a reconciliation of our shareholders’ equity and net profit (loss) at January 1 and December 31, 2004, and for the year ended December 31, 2004, to IFRS in accordance with the Consob IFRS reference document.  Our consolidated financial statements for the third quarter and fourth quarter ending September 30, 2005, and December 31, 2005, respectively, will be prepared in accordance with IFRS.

Liquidity and Capital Resources

          We had cash and cash equivalents at December 31, 2004, of €30.0 million, compared to €23.6 million at year-end 2003.  The increase of approximately €6.4 million reflected the following changes in our cash flows during the year:

          Cash generated by operating activities. Our principal ongoing source of liquidity is cash flow from operations.  We generated approximately €23.8 million of cash flows from operating activities for the year ended December 31, 2004, compared to €28.6 million in 2003 and €44.9 million in 2002.

          The decrease of €4.8 million from 2004 to 2003 was due principally to:

•	the negative change in our net result for the year, to a net loss of €7.8 million in 2004, compared to a net profit of €40,000 in 2003;

•

an increase in net working capital (the sum of trade receivables, trade payables and inventories) that absorbed €3.8 million in cash in 2004, as described in more detail below, compared to a decrease in working capital that generated €2.7 million in cash in 2003;

•	the €3.4 million decrease in depreciation and amortization (see “—Results of Operations—2004 Compared to 2003”);

•	changes in deferred taxes that absorbed €0.4 million in 2004, as compared to cash generated by such changes of €6.9 million in 2003; and

•	a €0.2 million decrease in the amount of cash generated by changes in our employees’ leaving entitlements, to approximately €1.0 million in 2004, from €1.2 million in 2003.

          These negative factors were partially offset by the positive impact of changes in other current assets and accrued expenses and other current liabilities, which together generated cash of nearly €0.3 million in 2004, compared to €19.7 million in cash used in 2003.

          The decrease of €16.3 million in cash generated by operations from 2002 to 2003 was due principally to the €6.5 million decline in our net profit in 2003 compared to 2002, a decrease in the amount of cash generated by changes in working capital of €7.9 million (a decline in working capital generated €2.7 million in 2003, compared to a decline in working capital that generated €10.6 million in cash in 2002), and changes in other liabilities and net current assets that absorbed cash totaling €6.0 million (see “Other Financial Transactions”), offset only in part by a €4.9 million increase in depreciation and amortization in 2003.

          Our working capital is broken down as follows (in millions):

	2002	2003	2004

Trade receivables	€82.0	€80.4	€84.3
Inventories	111.4	104.8	92.3
Trade payables	(95.1)	(89.5)	(77.1)

Total	€98.3	€95.7	€99.5

          Our trade receivables at December 31, 2004, were €84.3 million, an increase of 4.9% compared to December 31, 2003, despite the decline in our sales during the year, mainly as a result of an extension of the payment term for our customers we implemented in 2004 in order to bring our trade policies in line with those of other motorcycle manufacturers.  The level of our year-end trade receivables is also affected by the securitization program, which reduces the amount of outstanding trade receivables.  The effect of the securitization on trade receivables was €34.3 million as of December 31, 2004, compared to €31.7 million as of December 31, 2003.

          Our inventories at December 31, 2004, were €92.3 million, a decline of nearly 12% compared December 31, 2003, reflecting an improvement in our purchasing policies and more efficient product planning, as part of a stock reduction policy launched in 2004.

          Our trade payables at December 31, 2004, were €77.1 million, a decline of nearly 14% compared December 31, 2003, primarily reflecting the lower output of finished products during 2004 and, accordingly, our reduced purchasing of direct and outsourced materials from suppliers.

          Cash used in investing activities.  Of the €23.7 million of cash flows that we generated in 2004, we used approximately €26 million for investing activities, including €10.4 million for investments in property, plant and equipment (compared to €15.7 million in 2003) and €15.7 million in investments in intangible assets (compared to €18.1 million in 2003).  Our expenditures in property, plant and equipment in both 2003 and 2004 were principally to acquire equipment and tooling at our Bologna facility, with the €5.3 million decrease in 2004 in investments in property, plant and equipment mainly a consequence of delayed investments in the assembly line of the new Monster S2R due to difficulties in adapting that line.  The €2.4 million decline in investments in intangible assets reflected lower levels of investment in research and development, which had peaked during the previous years in connection with the renewal of our product range.

          Cash generated by financing activities.  Cash flow generated by financing activities in 2004 amounted to €8.7 million, compared with €4.8 million in 2003.  The €3.9 million increase was primarily attributable to a €3.8 million decrease in the cash absorbed by other long-term assets, which amounted to €25.3 million in 2003 (reflecting the €10 million reclassification of the Class B notes taken up by Ducati North America in connection with our securitization program from current to non current assets, as well as our reacquisition during that year of €15.3 million of our 6.50% notes that matured on May 31, 2005), as compared to €21.5 million in cash absorbed in 2004 (reflecting our repurchases of the 6.50% notes during the year).

          At December 31, 2004, we had long-term debt and available lines of credit of €246.2 million (comprising our €184.9 million in bank lines of credit, the €7.1 million in subsidized loans described in “—Contractual Obligations” below and our €52.4 million in notes due May 31, 2005), of which approximately €91.6 million had not been drawn down.  During 2004, we assigned approximately €206 million of trade receivables in securitization and factoring transactions.

          We believe that the financial resources available to us from our operations and our current financial arrangements will be sufficient to meet our working capital needs and capital expenditure requirements in the foreseeable future.  Any reduction in our financial resources from our operations could impair our ability to fund our future liquidity needs.

Other Financial Transactions

Syndicated Loan Facility

          On May 9, 2005, DMH and Ducati Corse entered into the €100.0 million Syndicated Loan Facility with a syndicate of seven Italian banks, arranged by Unicredit Banca Mobiliare.

          Under the Syndicated Loan Facility, €63.6 million of funds are available to DMH under a five-year credit line, and €36.4 million are available to DMH and Ducati Corse under a renewable one-year revolving credit line.  The long-term credit line currently bears interest at three-month Euribor plus 150 basis points.  The revolving credit line will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 120 basis points.  The interest rate on both the long-term credit line and the revolving credit line provide for step-up/step-down mechanisms that are triggered by changes in the levels of our economic and financial results.

          The obligations of DMH and the obligations of Ducati Corse under the Syndicated Loan Facility are guaranteed by DMH and Ducati Corse, respectively.  In connection with the Syndicated Loan Facility, DMH has granted the lending banks security interests in all present and future shares of Ducati Corse and Ducati North America owned by it and the “Ducati” trademark, as well as a floating lien on its equipment and inventory; Ducati Corse has secured the amounts borrowed by it with a pledge on the “Ducati Corse” trademark.  The Syndicated Loan Facility includes certain restrictions on our ability to pay dividends, make certain sales of assets, issue guarantees or make loans to third parties.  Events of default under the syndicated loan, which entitle the syndicate of banks to declare any amounts outstanding to be due and payable, include, but are not limited to, failure to pay interest or principal when due, failure to comply with any obligations under the Syndicated Loan Agreement, failure to pay other indebtedness when due, the occurrence of a change of control and the occurrence of certain bankruptcy or other insolvency events.

          On May 23, 2005, we drew down the full €63.6 million available under the 5-year credit line, used primarily to repay the outstanding €54.2 million aggregate principal amount of our notes maturing on May 31, 2005, as well as to repay loans taken out to fund repurchases of some of our 6.50% notes.  See “—Notes Due May 31, 2005,” below.  On May 19, 2005, we borrowed €20.4 million under the revolving credit line to fund our working capital needs, and Ducati Corse borrowed the €16.0 million available to it in order to help fund its purchase from DMH of the “Ducati Corse” trademark.  See “Item 4.  Information on the Company—Products and Distribution—Intellectual Property” for a discussion of this transaction.

Notes due May 31, 2005

          We repaid the €54.2 million of our then-outstanding 6.50% notes at maturity on May 31, 2005.  These notes had been issued in an original principal amount of €100 million on May 31, 2000.  Prior to 2003, we used proceeds from the sale and lease-back transaction of our Bologna property to repurchase €9.0 million in aggregate principal amount of the notes.  In 2003, we bought back on the market €15.3 million in aggregate principal amount of the notes (at an average purchase price equal to 102.8% of their original par value), and in 2004, we bought back on the market €21.5 million in aggregate principal amount of our notes (at an average purchase price of 101.1% of their original par value).  We funded these repurchases through proceeds of corresponding committed bank loans.  Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Sensitivity” for additional details on these loans.  The costs related to these repurchases have been accounted for as financial charges.  All repurchased notes were cancelled.

          On July 2, 2001, we entered into a “Credit-Linked” transaction, in which we acquired a €15.0 million note (the “Credit-Linked Note”) issued by the London branch of Banca Nazionale del Lavoro.  The Credit-Linked Note yielded an annual coupon of 5.89% and was repaid to us in full after it matured on May 31, 2005.  We purchased the Credit-Linked Note to maximize liquidity over its term.  In 2004, the transaction was reclassified to financial current assets in our balance sheet in an amount of €15 million.

Securitization

          In 2004, we assigned to Ducati Desmo Finance 1 S.r.l. (“DDF1”) — a special purpose entity owned by two Italian companies in which we have no economic or voting interest or ability to control management or board decisions — approximately €127 million of our trade receivables, as compared with approximately €116 million in 2003.  Of the receivables assigned in 2004, we have collected €117.3 million from DDF1 (and €110.1 million for 2003).  Of the remaining €9.7 million for 2004, €1.17 million is related to interest and expenses and €8.61 million is a so-called “deferred purchase price” payable by DDF1 to us to the extent that DDF1 has available funds based on the performance of the assigned receivables.

The securitization essentially exposes us to the risk of not collecting this deferred amount which is subordinated to the collection by DDF1 of the assigned receivables.  In addition, we are obligated to compensate DDF1 for any amounts (which typically are approximately €1 to 2 million per year) for rebates claimed by dealer debtors on receivables assigned.  We continue to assign receivables to DDF1 on an ongoing basis.

          The receivables we assigned to DDF1 are part of our non-recourse roll-over securitization program, and we intend to assign additional receivables in similar transactions in 2005 and in subsequent years.  Our securitization program reflects a change in our credit management practices in Italy and Europe to benefit from savings relative to the cost of non-recourse factoring and interest income on planned financing activities previously carried out by third party factoring companies.  Historically, we entered into non-recourse factoring agreements to manage the risk of non-payment of these receivables.  We eliminated our non-recourse factoring program in 2001 (in Italy) and 2002 (in northern Europe).  Pursuant to the factoring agreements, we received approximately €18.3 million and €43.0 million in 2002 and 2001, respectively.  We did not enter into any such agreements in 2003 and 2004.  The total costs of this roll-over securitization transaction, approximately €1.1 million, have been capitalized and will be amortized over five years, which is the anticipated duration of our securitization program, as the quality of the receivables portfolio transferred is considered high, and thus we consider it unlikely that we will terminate the securitization beforehand.

          DDF1 initially financed the purchase of our receivables through a bridge loan from Banca Intesa, and thereafter through the issuance of €43 million in aggregate principal amount of bonds (€33 million of Class A bonds and €10 million of Class B bonds), which also served to replace the bridge loan granted by Banca Intesa.   The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc. (“Romulus”), a U.S. finance company that is wholly owned by Global Securitization Services LLC. We have no economic or voting interest in, or ability to control management or board decisions of, these companies. On December 21, 2004, DDF1 issued an additional €12 million in aggregate principal amount of Class A bonds, which were taken up entirely by Romulus.  On June 30, 2003, our North American subsidiary, Ducati North America Inc., purchased all of the Class B bonds as the principal manner in which we retain a certain degree of risk in our securitization financing as required by rating agencies and market practice. The bonds mature on July 28, 2009, earn interest at 3-month Euribor (paid quarterly in arrears), and are subordinated to the Class A bonds.  We classify the Class B bonds as financial fixed assets as they cannot be sold for a two year period subsequent to their purchase. To finance the purchase of Class B bonds, DMH made a non-refundable payment of €10 million to Ducati North America Inc. A number of foreign subsidiaries have also been gradually involved in the securitization program.  Currently, Ducati France, Ducati UK and Ducati Motor Deutschland sell receivables without recourse to DMH, which subsequently sells them to DDF1.

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

Leasing Agreements

          As required by International Financial Reporting Standards and applicable under Italian GAAP, fixed assets acquired under finance leasing contracts, if significant, are booked according to the finance lease accounting method.  We have treated the acquired assets as capital expenditures based on the original value of the asset, and depreciated over the estimated useful life of the asset.  Lease installments, including principal and interest, are included in other borrowings.

Derivative Financial Instruments for Hedging Purposes

          Our primary market risk exposure is foreign currency risk.  To manage this risk, we enter into derivative financial instruments (i.e., forward exchange contracts).  At December 31, 2004, we had €23.9 million in forward exchange contracts, compared to €72.3 million at December 31, 2003; this reduction reflects the fact that our Board of Directors decided upon a new hedging policy in December 2004, in light of the transition to IFRS.  Our hedging policy in 2004 consisted of 18-month rolling coverage; our new hedging policy consists of six-month rolling coverage that is consistent with the amount of our orders and receivables in currencies that we normally have in place.  We are also exposed to interest rate risk associated with short and long-term bank financings on which we pay a variable interest rate.  To manage this risk, we enter into interest rate swap agreements.

          For more information on our derivative financial instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Off-Balance Sheet Arrangements with Unconsolidated Entities

          In connection with our trade receivables securitization program described in “—Other Financial Transactions,” we have undertaken to pay, and have guaranteed vis-à-vis investors purchasing securities issued by DDF1 in the securitization of the receivables, certain specified operating costs of DDF1.  We have not guaranteed the collection of any nonperforming receivables assigned by us to DDF1.  Moneys payable by us in connection with this undertaking are deducted by DDF1 from the deferred portion of the purchase price outstanding from time to time from DDF1 to us for our receivables.  Approximately €0.8 million were deducted from the deferred purchase price in respect of such costs in 2003 and approximately €1.17 million were deducted in respect of such costs in 2004.

Contractual Obligations

          We have various contractual obligations arising from our continuing operations.  The following represents our contractual obligations as of December 31, 2004, in thousands of euro:

Contractual Obligations:

	Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in thousands of euro)
Long-Term Debt (1)	€7,116	€13	—	—	€7,103
Capital Lease Obligations (production facility) (2)	15,021	3,152	8,116	3,753	—
Operating Leases	—	—	—	—	—
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-Term Obligations	—	—	—	—	—
6.50% Notes due May 31, 2005 (3)	54,200	54,200

Total Contractual Cash Obligations	€76,337	€57,365	€8,116	€3,753	€7,103

(1) Long-term debt includes loans totaling €7,116,000 (including €13,000 in accrued interest), comprising two arranged in July 2003 for €471,000 and €747,000, respectively, a third for €2,316,000 arranged in April 2004, a fourth for €290,000 arranged in June 2004, a fifth for €121,000 arranged in July 2004 and a sixth arranged in December 2004 for €3,158,000.  These are loans with interest-relief obtained under contracts between Ducati Motor Holding and the Italian Ministry for Productive Activities for projects linked to the Technological Innovation Fund (F.I.T.).  The April and December 2004 loans bear interest annually at a rate of 0.96%, while the other four loans bear interest at an annual rate of 1.012%.

(2) This amount excludes aggregate interest as December 31, 2004, of €1,959,000. See Note 31 to our audited financial statements for additional information.

(3) These notes were repaid in full at maturity on May 31, 2005, using proceeds from the €100 million Syndicated Loan Facility we entered into in May 2005, which includes a five-year term loan for up to €63.6 million and a renewable, 364-day revolving credit line up to €36.4 million. As of May 23, 2005, we had drawn down the full €100 million available under the facility.  Please see “—Other Financial Transactions—Syndicated Loan Facility” for additional information.

Implementation of New Accounting Pronouncements

          In December 2004, FASB Statement No. 123 (revised 2004), Share-Based Payment, was issued.  Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.  Statement 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement.  The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under Statement 123, as originally issued.  The revised Statement requires both public and nonpublic entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements.  Statement 123(R) is effective for public companies that do not file as small business issuers as of the beginning of the next fiscal year that begins after June 15, 2005 (i.e., January 1, 2006 for Ducati).  All public companies, including small business issuers, and those nonpublic entities that adopted the fair-value-based method of accounting, rather than the minimum-value method, must use either the modified prospective or the modified retrospective transition method.  Early adoption of this Statement for interim or annual periods for which financial statements or interim reports have not been issued is encouraged.

          In November 2004, the FASB issued Statement No. 151, Inventory Costs, to amend the guidance in Chapter 4, “Inventory Pricing,” of FASB Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins.  Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  The Statement requires that those items be recognized as current-period charges.  Additionally, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  The issuance of this Statement is a result of efforts by the FASB and the International Accounting Standards Board (IASB) to improve the comparability of cross-border financial reporting.  The amending language in Statement 151 improves the consistency between ARB No. 43, Chapter 4, and International Accounting Standard No. 2, Inventories.  Statement 151 is effective for fiscal years beginning after June 15, 2005 (i.e. January 1, 2006).  Adoption of this standard will not have an impact on the Company’s inventory costs.

          In December 2004, FASB issued Statement No. 153, Exchanges of Productive Assets: an Amendment of APB Opinion No. 29.  As part of its short-term international convergence project with the IASB, on December 16, 2004, the FASB issued Statement 153 to address the accounting for non-monetary exchanges of productive assets.  Statement 153 amends APB No. 29, Accounting for Non-monetary Exchanges, which established a narrow exception for non-monetary exchanges of similar productive assets from fair value measurement.  This Statement eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance.  Under Statement 153 non-monetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance.  The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  An entity should apply the provisions of Statement 153 prospectively for non-monetary asset exchange transactions in fiscal periods beginning after June 15, 2005 (i.e. January 1, 2006 for Ducati).

Research and Development

          Intangible assets include capitalized research and development costs, comprised principally of the cost of personnel employed in research and development functions and the cost of materials and external consultants, where the expenditure is incurred for specific product development.  Otherwise, research and development costs are expensed under cost of goods sold (excluding depreciation) or, in the case of part of the costs related to the development of a four-stroke “double twin” cylinder engine to compete in the MotoGP Championship, under selling, general and administrative expenses (excluding depreciation), together with all other costs related to racing activities.  Our capitalized research and development costs were €14.1 million, €13.0 million and €16.5 million in 2004, 2003 and 2002, respectively.  Our expensed research and development costs were €5.2 million, €5.0 million and €4.9 for the same years.  These expensed costs included research and development expenses for specific projects on our racing program, which amounted to €1.0 million for 2004, €1.4 million for 2003 and €1.4 million for 2002.  Amortization charges relating to our capitalized research and development costs were €10.5 million, €11.0 million and €8.9 million in 2004, 2003 and 2002, respectively.  These amortization charges relate only to research and development costs capitalized since our September 1996 acquisition of the Ducati business, and may increase in future periods as a result of new capitalizations.  In relation to our R&D activity, we have benefited from financial assistance from the Italian Government, amounting to €1.7 million in 2003 and €0.1 million in 2004.  Such assistance is expected to continue in 2005.

Item 6.  Directors, Senior Management and Employees

Directors

          The following table sets forth the names of the members of the current Board of Directors, their positions, year of initial appointment and date of birth.  All members of the board were appointed at the shareholders’ meeting held on May 5, 2005, at which Mr. Bergami was the only newly appointed director, replacing Alessandro Foti, who resigned in early 2005.  On May 12, 2005, the Board of Directors re-appointed Mr. Federico Minoli as Chairman of the Board and Managing Director of the Company, and Mr. Seragnoli as Vice-Chairman of the Board.

          The May 5, 2005, shareholders’ meeting also approved amendments to our By-laws that, upon entering into effect, will significantly change our current corporate governance structure, eliminating our board of statutory auditors and establishing a one-tier governance system.  Our current Board of Directors will serve until the first ordinary shareholders’ meeting we hold after the filing of this annual report, which we expect to take place in the spring of 2006.  The new corporate governance system will become effective at that time.  See “Item 10. Additional Information—By-Laws—Current Corporate Governance System.”

Name	Position	Year First Appointed to Board of Directors	Date of birth

Federico Minoli	Chairman and Managing Director	1996	1949
Giorgio Seragnoli	Vice-Chairman	1998	1955
David Bonderman	Director	1996	1942
Mauro Benetton	Director	1998	1962
Massimo Bergami	Director	2005	1964
Abel G. Halpern	Director	1998	1967
Andrea Lipparini	Director	2003	1960
Paolo Pietrogrande	Director	1999	1957
Dante Razzano	Director	1996	1948
Giles Thorley	Director	2003	1967
Ulrich Weiss	Director	1998	1936

          We have briefly summarized below the principal business activities, experience and other principal directorships, if any, of our current directors.

          Federico Minoli has been a director of DMH since September 1996 and Chairman of DMH since July 1998.  Mr. Minoli has been our managing director since March 2003, a position that he had previously held from April 1997 to July 2000.  He holds several other board level positions within the Ducati Group, including the position of Chairman of Ducati North America.  Prior to joining DMH, Mr. Minoli was a partner and vice president of Bain & Co., the international management consulting firm.  From 1987 to 1989, Mr. Minoli held a number of senior positions at Benetton S.p.A., the international clothing retailer, including general manager of Benetton for Canada, the United States and Central America.  Prior to 1987, Mr. Minoli was a consultant with McKinsey & Co. and served with Playtex International and Procter & Gamble S.p.A.  Mr. Minoli is a founding partner of HMD Partners (founded in 2003) and serves on the board of directors of Bally International AG, Mantero Seta S.p.A., Escada AG, Almaweb and Gori & Zucchi Inc., the holding company of Uno A Erre Italia S.p.A., of which he was Chairman from November 2000 to March 2004.  He was also temporary CEO of Bally International AG from May 2001 to April 2002.  He is the Vice-President of Associazione degli Industriali of Bologna and trustee of the Riders for Health Association.  See also “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

          Giorgio Seragnoli is Vice Chairman of the Board of Directors of DMH.  Mr. Seragnoli is Chairman of Fortitudo Pallacanestro S.r.l., a basketball team based in Bologna, and director of Ber Banca S.p.A.  He also serves on the board of numerous companies, including TANL S.G.R. S.p.A., G.P.S. S.p.A., PIN UP STARS S.r.l. and I.T.C. 2000 S.r.l.  Mr. Seragnoli is a past director of G.D., Castelgarden, Mediaset, Olcese, Banca Fideuram and CAER Gruppo Bancario.  He was also a member of the Presidential Committee of the Associazione degli Industriali of Bologna and the Vice Chairman of Compagnia Sviluppi Industriali ed Immobiliari S.p.A.

          David Bonderman is principal, general partner and founder of Texas Pacific Group (TPG), a family of investment funds that invests primarily in restructurings, recapitalizations and buyouts in the United States, Canada and Western Europe.  TPG’s affiliates make similar investments in Latin America, East Asia and Eastern Europe.  The past and present portfolio of TPG and its principals include, among others:  Continental Airlines, America West Airlines, Beringer Wine Estates, J. Crew, Del Monte, Ducati Motor Holding, Globespan Technologies, ON Semiconductor and Seagate Technology.  Prior to forming TPG, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) in Fort Worth, Texas.  Prior to joining RMBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, DC, where he specialized in corporate, securities, bankruptcy, and antitrust litigation.  From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law at Harvard University and from 1968 to 1969, he was Special Assistant to the U. S. Attorney General in the Civil Rights Division.  From 1967 to 1968, Mr. Bonderman was an Assistant Professor at Tulane University School of Law in New Orleans.  Mr. Bonderman graduated Magna Cum Laude from Harvard Law School in 1966.  He was a member of the Harvard Law Review and a Sheldon Fellow.  He is a 1963 Phi Beta Kappa graduate of the University of Washington in Seattle.  Mr. Bonderman also serves on the Boards of the following public companies:  Co-Star Group, Inc.; Ryanair Holdings, plc; Gemplus International S.A.

          Mauro Benetton was the Marketing Director of Benetton Group S.p.A. from 1992 to 2003.    Born in 1962, the eldest son of Luciano Benetton, Mr. Benetton began working for the Benetton Group as a student, first in London and then in Paris.  In 1985, he moved to Ponzano Veneto, Italy, to begin working at Benetton’s headquarters, where he was in charge of marketing for one of the Benetton’s main lines, Sisley.  Mr. Benetton planned and oversaw this brand’s successful re-launch.  In September 2003, he joined Lab Id S.r.l. as retail project manager for the robe di kappa brand.  He is also a director of Trudi S.p.A.

          Massimo Bergami has been a Full Professor of Management and Human Resource Management at the University of Bologna – School of Business since 2003, and Dean and Executive Vice President of Alma Graduate School of Information Technology, Management and Communication since 2000.  He currently serves on the board of directors of Ferretti S.p.A. From 1999 to 2001, he was advisor of the Italian Ministry of Industry and Foreign Commerce, and from 1996 to 1999, he was advisor of the Italian Ministry of Defense. Mr. Bergami graduated from the University of Bologna – School of Economics in 1990. He holds a Ph.D. in Management and has been Visiting Researcher and Visiting Professor at the New York University, University of Michigan, University of Florida and Bocconi University of Milan.

          Abel G. Halpern is a founding partner of HMD Partners (founded in 2003), a private equity investment firm focused on retail and consumer oriented enterprises, including fashion and luxury goods, worldwide, whose portfolio includes Escada AG.  Prior to 2003, Mr. Halpern was Co-Head of TPG’s European private equity and investment activities, based in London since 1996.  Previously, Mr. Halpern was based in Mexico City, focusing on Latin American investments.  Before joining TPG, Mr. Halpern was a management and strategy consultant with Bain & Company, an international strategic consultancy firm.  Mr. Halpern received a Masters of Business Administration from Harvard University and a Bachelor of Arts degree, magna cum laude and with distinction, from Yale University.  Mr. Halpern also serves on the board of directors of Escada AG, Bally International AG and Gemplus, among others.

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

          Dante Razzano is principal and senior partner of Invest Industrial S.p.A., a private equity firm focusing on Southern Europe.  Mr. Razzano was head of Italian private equity at Deutsche Morgan Grenfell (1992 to 2003).  He was managing director of Citibank NA and CEO of Citicorp’s Italian merchant bank from 1988 to 1992 (Citinvest S.p.A.), and was responsible for southern European M&A for Citicorp, based in New York, in 1987.  From 1970 to 1986, he was vice president and group executive of Manufacturers Hanover Trust Co., New York.  Mr. Razzano also serves on the board of Permasteelisa S.p.A., Sistemi Tecnologici S.p.A., Sistemi Tecnologici Holding S.p.A. and Gardaland S.p.A.

          Ulrich Weiss has been a director of DMH since October 1998.  Until May 1998, Dr. Weiss served in various capacities as a member of the board of directors of Deutsche Bank AG for 19 years.  While at Deutsche Bank, Dr. Weiss was responsible for Deutsche Bank’s business in Italy and was president of Deutsche Bank S.p.A., Milan.  Dr. Weiss is a member of the supervisory boards of Continental AG and Bego Medical AG and is a director of Benetton S.p.A.

          Giles Thorley is chief executive officer of Punch Taverns Plc.  Previously, Mr. Thorley was chief executive officer of the Unique Pub Company Plc, and was an executive officer of Nomura International Plc.  Mr. Thorley is a trained barrister, a member of the Bar of England and Wales, of the British Institute of Innkeeping and a Supervisory Board member of the British Beer and Pub Association.  He is a trustee of the Rona Trust charitable organization.  Mr. Thorley serves as director of a number of companies, including, among others, InnSpired (ITB) Limited, Punch Taverns Limited and Inn Partnership Limited, and holds a law degree from the University of London.

          Andrea Lipparini, Ph.D., is a Full Professor of Strategy at the Università Cattolica in Milan and is in charge of the Strategy courses at the Profingest Management School, the Business School of the University of Bologna and LUISS Management School.  He serves on the board of Air Dolomiti S.p.A.  He is also a shareholder of Ducati Consulting S.r.l.  Professor Lipparini has published approximately 100 articles and eight books in the area of competitive business management and business strategy.  Professor Lipparini is also a training and management development consultant to various industrial companies.  He holds a Ph.D in Management and has been Visiting Researcher and Visiting Professor at the Wharton School of the University of Pennsylvania.  He is also on the editorial board of the Journal of Management and Governance and Long Range Planning.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

Board Committees

          Our Board of Directors established an executive committee in 1999 that is authorized to resolve on all matters that may be decided by our board other than on those that may not be delegated by the board pursuant to Italian law, such as the preparation of the financial statements and increases of the share capital pursuant to delegations from shareholders.  Meetings of the executive committee may be called by any member in accordance with the rules applicable to the Board of Directors.  Resolutions of the committee must be adopted by the vote of a majority of those present; in the event of a tie, the Chairman of the Board has the deciding vote.  The current members of the executive committee — Messrs. Minoli, Halpern, Razzano and Seragnoli — were appointed on May 12, 2005, for a term to expire concurrently with the term of their membership on the board.

          Our Board of Directors also established a compensation committee in 1999.  The compensation committee proposes to the board the remuneration of our directors with special delegated powers, including the chairman and managing director, and has the authority to determine the remuneration of our managers.  Meetings of the compensation committee may be called by any member in accordance with the rules applicable to the Board of Directors.  Resolutions of the committee must be adopted by the vote of a majority of those present.  On May 12, 2005, Messrs. Bonderman, Halpern, Pietrogrande, Razzano and Weiss were re-appointed as members of the compensation committee for a term to expire concurrently with the term of their membership on the board.

          To comply with the code of corporate governance issued by Borsa Italiana S.p.A., our Board of Directors has also established an internal control committee, which is mainly responsible for assessing the adequacy of the internal control system through an evaluation of work programs and reports prepared by those responsible for internal control, and for relations with external auditors.  The internal control committee reports to the Board of Directors about the work performed and the adequacy of the internal control system at least every six months, at the time of approving the annual financial statement and the semi-annual report.  On May 12, 2005, Messrs. Lipparini, Pietrogrande and Weiss were reappointed as members of the internal control committee for a term to expire concurrently with the term of their membership on the board.  We expect the internal control committee to serve as our audit committee for purposes of Rule 10A-3 (“Rule 10A-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), starting no later than July 31, 2005, until the time when our new corporate governance system takes effect.  From that time, the functions of audit committee for purposes of Rule 10A-3 will be carried out by the Management Control Committee the board will establish under the new system.  See “Item 10. Additional Information—By-Laws—One-Tier Corporate Governance System” for more information.

Senior Management

          The following table sets forth the names of our senior officers who are not also directors, their respective positions, the year they were appointed to such positions and their date of birth.

Name	Position	Year Appointed	Date of birth

Danilo Bernardini	Manager, Human Resources	1995	1948
David Gross	Creative Director	2003	1966
Claudio Domenicali	Managing Director of Ducati Corse and	1999	1967
	Manager, Research and Development	2005
Gianfranco Giorgini	Manager, Operations	1999	1953
Enrico D’Onofrio	Manager, Finance	2000	1957
Cristiano Silei	Manager, Sales	2005	1968

          We have briefly summarized below the principal functions and experience of our senior officers.

          Claudio Domenicali has been managing director of Ducati Corse S.r.l. since April 1999.  Mr. Domenicali is responsible for all Ducati Corse operations, including overseeing the hiring policies for riders, research and development, logistics, commercial and marketing activities, administration and information technology.  In November 2004, Mr. Domenicali was also appointed manager of research and development of DMH.  Mr. Domenicali joined our predecessor company in 1991.  From 1994 to 1996, Mr. Domenicali was responsible for the technical office.  From 1996 to 1999, he was deputy technical director of research and development while managing all the racing technical matters.  Mr. Domenicali holds a degree in Mechanical Engineering from the University of Bologna.

          David Gross was appointed as creative director in 2003, responsible for overseeing Ducati’s activities related to branding, image, alliances, licensing, communications and marketing, after having been our manager of strategic planning from April 1997.  From 2001 to 2003, Mr. Gross was also responsible for the development of new motorcycle projects, including the Multistrada 1000DS and MH900e.  Prior to joining us, Mr. Gross was a corporate finance lawyer with Simpson Thacher & Bartlett in New York from 1993 to 1997.  Mr. Gross also has over a decade’s experience as a financial journalist with Time Magazine and other publications.  Mr. Gross is also sole shareholder of Dream Engine S.r.l.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

          Cristiano Silei joined DMH as commercial director in April 1997.  In the course of his career at Ducati, Mr. Silei has assumed a number of different responsibilities, including the development of our strategic plan, reorganization of our commercial department, general management of our North American subsidiary, evaluation of acquisition opportunities and start up of Ducati.com.  In November 2004, Mr. Silei was appointed manager of sales of the Group.  Prior to joining Ducati, Mr. Silei was at the Paris and Milan offices of the Bain & Co. management consulting firm, where he specialized in business restructuring.  Mr. Silei also worked at the Rome office of Andersen Consulting in the area of business process reengineering.  Mr. Silei holds a degree in business administration from the Bocconi University in Milan.

Statutory Auditors

          The following table sets forth the names of the three members of our current board of statutory auditors and the two alternate statutory auditors, their respective positions, the year of their appointment and date of birth.

          The current board of statutory auditors will serve until the first ordinary shareholders’ meeting following the filing of this annual report, which we expect to take place in the spring of 2006.  See “Item 10. Additional Information—By-Laws—Current Corporate Governance System.”  All of our statutory auditors and alternates were first appointed in 1998, other than alternate Salvatore Lantino, who was first appointed in 2004.

Name	Position	Year Appointed	Born

Matteo Tamburini	Chairman	1998	1958
Italo Giorgio Minguzzi	Member	1998	1945
Francesco Serantoni	Member	1998	1941
Gianluca Nanni Costa	Alternate	1998	1959
Salvatore Lantino	Alternate	2004	1959

          During 2004, our statutory auditors received in the aggregate €164,000 in compensation for their services as statutory auditors to DMH and its Italian subsidiaries.

          See “Item 10. Additional Information—By-Laws—Current Corporate Governance System—Statutory Auditors.”

Compensation of Directors and Senior Management

          Each of our directors is entitled to an annual compensation in return for his services as director equal to €15,000.  At the meeting of our Board of Directors held on May 12, 2005, Mr. Minoli informed the Board that his director compensation of €15,000 would be donated by DMH to Riders for Health Association, a charity for which he is a trustee.  Directors are also entitled to reimbursement of expenses incurred in connection with the performance of their functions.

          In 2004, Mr. Minoli received cash compensation of $400,000 as annual base compensation for his services as chairman of Ducati North America and €250,000 as annual base compensation as managing director of DMH.  For the year 2005, Mr. Minoli is again entitled to receive $400,000 in annual base compensation for his services as chairman of Ducati North America and €250,000 in annual base compensation as managing director of DMH.

          Mr. Pietrogrande received an overall amount of €135,150 in 2004 for consulting services rendered to DMH (relating to the management of human resources, suppliers and group organizational issues as part of our cost reduction program).

          On March 10, 2005, at the proposal of the compensation committee, the Board of Directors extended for the years 2005, 2006 and 2007 a retention plan already in effect for the years 1999 to 2004 (the “Retention Plan”).  The beneficiaries of the Retention Plan are Mr. Minoli and up to four additional senior officers of Ducati designated by the managing director.  Under the Retention Plan, the beneficiaries are entitled to an extraordinary bonus ranging from 0% to 300% of their base salary, determined based on the annual percentage increase in certain measures of our financial performance.  Bonuses under the Retention Plan vest on the date of approval of the consolidated financial statements for the year of reference and are payable in one lump sum within twelve months of such vesting, provided that the beneficiaries are our employees on the payment date.  In case of termination by us of a beneficiary’s employment for reasons other than just cause (giusta causa or giustificato motivo soggettivo), unvested bonuses are terminated but we are obligated to pay each such senior officer three times the amount of the vested bonus.

          On the basis of Ducati’s 2002, 2003 and 2004 results, no extraordinary bonuses have vested for those years under the Retention Plan.

          Our Board of Directors has approved an end-of-term payment obligation of $1.2 million for Federico Minoli, which will be payable if he is removed or is not re-appointed as our managing director for reasons other than just cause before his sixtieth birthday in 2009.

          In addition, Mr. Minoli was granted 500,000 share option rights during 2004, and 500,000 share option rights during 2005, in connection with our stock option plan approved in 1999.  None of our other directors are beneficiaries under that plan.  See “Item 10. Additional Information—Share Option Plans.”

          During the year ended December 31, 2004, the aggregate compensation paid to the senior officers listed above, exclusive of compensation to Mr. Minoli, was approximately €1.0 million.  This aggregate compensation does not include an additional €29,711 of compensation in the form of mandatory leaving entitlements to which our employees are entitled under Italian law (under Italian law, an employee is entitled to an end-of-employment payment which is accrued each year based on such employee’s annual salary).

          At December 31, 2004, we had a reserve for pensions and similar obligations for our directors and members of senior management amounting to €98,770.

          Pursuant to our established management bonus plan, each of our managers, including the senior managers listed above and Mr. Minoli, is entitled to an annual bonus if certain conditions relating to our financial performance and such manager’s individual performance are satisfied.  Based on our 2004 results, none of our managers were entitled to receive any bonus under the management bonus plan for that year.

          For 2005, we suspended our management bonus plan and replaced it with an alternative management bonus plan.  Pursuant to this alternative plan, if our earnings before interest, taxes, depreciation and amortization (“EBITDA”) exceeds €50 million, a bonus will be awarded to each manager who would have received a bonus pursuant to our management bonus plan had our results met the criteria specified for 2004.  The aggregate principal amount of bonuses available under this plan will be equal to the amount by which our EBITDA exceeds €50 million, with a maximum aggregate principal amount available of €2.5 million.  Individual performance will be considered in determining the amount of each individual manager’s bonus and will be assessed by senior management responsible for each individual manager and, in the case of Mr. Minoli, by the Compensation Committee.

          In addition, Ducati senior officers, including those listed above received in the aggregate 920,000 share option rights during 2004, and 1,895,000 share option rights during 2005, in connection with our 1999 Stock Option Plan.  See “Item 10. Additional Information—Share Option Plans.”

          At June 20, 2005, Mr. Minoli and Mr. Seragnoli (directly and indirectly) owned 225,000 and 8,002,957 of our outstanding shares, respectively.  At June 20, 2005, Mr. Minoli held 2,560,185 share option rights in connection with our 1997 Stock Option Plan and 3,000,000 share option rights in connection with our 1999 Stock Option Plan.  At May 5, 2005, none of our other directors owned any of our shares or share option rights.  See “Item 10. Additional Information—Share Option Plans” for a description of our share option plans.

          Beneficial ownership of our shares held by TPG Acquisition may be attributed to David Bonderman, who disclaims beneficial ownership of such shares.  See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

          As of December 31, 2004, we employed 1,139 persons worldwide (of which 1,017 were employed in Italy, 31 in the United States, 17 in the United Kingdom, 20 in France, 20 in Germany, 20 in Japan and 14 in the Netherlands), as compared to 1,162 at December 31, 2003 and 1,212 at December 31, 2002.  In 2004, we employed three temporary employees.  Of our employees, 898 were employed by DMH, of whom 550 were employed in operations and the remainder in research and development, sales, marketing and central functions.  Our employees outside Bologna are engaged primarily in sales and marketing.  At December 31, 2004, our employees included 59 managers worldwide, as compared to 60 and 58 at December 31, 2003 and 2002, respectively.  We believe that our relations with our employees are good.

          Under Italian law, employees are entitled to amounts based on salary and years of service upon leaving their employment.  We had a liability for such termination indemnities of €9.25 million at December 31, 2004.  See Note 15 to our audited consolidated financial statements included in Item 18.  Under Italian law, we make social security and national healthcare contributions for our employees to the Italian government, which provides pension and healthcare insurance benefits.

          Employees in Italy are subject to national and company-specific collective bargaining agreements.  National agreements are negotiated collectively between the national associations of companies within a given industry and the respective national unions.  National agreements provide a basic framework on working conditions, including, among other things, pay, security and other provisions.  Our employees in Italy are principally subject to the National Metalworkers and Installers collective bargaining agreement, which was renewed in May 2003 and expires in December 2006 (except for its economic aspects, which expired in December 2004 and are currently being re-negotiated to be coterminous with the overall agreement).

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

          We have approved an employee stock ownership plan.  For more information about this plan, see “Item 10. Additional Information—Employee Stock Ownership Plan.”

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

          The following table sets forth information regarding the beneficial ownership of our shares as of the date of our annual shareholders’ meeting on May 5, 2005, by each shareholder known by us to be the beneficial owner of more than 2.0% of our shares.  These shareholders do not hold any different voting rights from those held by other ordinary shareholders (see “Item 10. Additional Information—By-Laws—Purchase by Us of Our Own Shares”).

Name of Shareholder	Number of Shares Owned	Percent of Shares Owned

TPG Motorcycle Acquisition, L.P.	52,657,750	33.15%
Harris Associates, L.P.	7,897,582	4.97%
Giorgio Seragnoli (direct and indirect ownership)	8,002,957	5.04%
Schroeder Investment Management limited	3,198,613	2.01%

(1)  These percentages were calculated on the basis of the number of DMH’s shares outstanding as of May 5, 2005  (158,826,407).  As of the date of this filing, the number of outstanding shares has increased to 159,360,037.

          TPG Acquisition is part of a group of investment funds known as Texas Pacific Group, or TPG.  Texas Pacific Group was founded by David Bonderman, James G. Coulter and William S. Price III to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments.  Messrs. Bonderman, Coulter and Price are the shareholders of the general partner of the TPG funds of TPG.  Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of our shares held by TPG Acquisition.  Mr. Bonderman is a member of our Board of Directors.  The number of shares owned by TPG Acquisition has not changed in the past three years.

          TPG owned 33.22% of our share capital as of May 6, 2004, and May 6, 2003; Harris Associates, L.P. owned 7.57% of our share capital as of May 6, 2004, and 4.97% as of May 6, 2003; and Mr. Seragnoli owned, directly and indirectly, 4.93% of our share capital on May 6, 2004, and May 6, 2003.

          As of June 20, 2005, we had 159,360,037 shares outstanding (including, for purposes of this annual report, 3,769,249 shares, or 2.36% of those outstanding, that were held in treasury).  As of June 20, 2005, there were 174,563 ADSs outstanding (equivalent to 1,745,630 shares) held by 627 registered holders in the United States.

          Because brokers or other nominees hold certain shares and ADSs, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or wherever the direct beneficial owners of such shares are resident.

Related Party Transactions

          Following is a brief description of various contractual relationships with associates, senior officers and members of our Board of Directors (see also “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Senior Management”):

          In 2004, we entered into two commercial services agreements with Dream Engine S.r.l., whose sole director and indirect controlling quotaholder at December 31, 2004, was Mr. Minoli, who, together with our Creative Director, David Gross, indirectly owned 99.9% of the company.  These agreements concern, respectively, the organization of the Motogiro d’Italia, a promotional tour of vintage motorbikes held in July 2004, the Centopassi, a five-day amateur motorcycle competition in northern Italy held in September 2004, and the 2004 World Ducati Weekend.  The aggregate invoices recorded for these events as of December 31, 2004, totaled €566,000, with €136,000 for the Motogiro d’Italia, €95,000 for the Centopassi and €335,000 for the World Ducati Weekend.

On February 10, 2005, Mr. Minoli informed the Board of Directors that he has transferred his entire interest, directly and indirectly held, in Dream Engine S.r.l. to Mr. Gross in order to avoid his having any potential conflicts of interest in future transactions between Dream Engine and DMH.  In 2005, we entered into a sponsorship agreement with Dream Engine S.r.l. regarding the 2005 and 2006 Centopassi.

          In 2004, we paid Paolo Pietrogrande €135,150 in compensation for consulting services.  We have also entered into commercial services agreements with Contemporanea Progetti S.r.l., a company in which a relative of Mr. Pietrogrande holds a 30% interest.  In 2004, we entered into an agreement with Contemporanea Progetti S.r.l., pursuant to which Contemporanea Progetti S.r.l. developed architectural projects to renovate the assembly line at Borgo Panigale production facility.  The value of the work completed by December 31, 2004, under this agreement totaled €98,000, which has been paid.  On January 19, 2005, we entered into an agreement with Contemporanea Progetti S.r.l. for the development of a new Ducati stand for fairs and other shows.  The value of this work, to be completed by October 2005, is €40,000 plus VAT (including expenses).

          In 2003, we entered into a consulting contract for the training of personnel with Knowledge Lab S.r.l., in which DMH director Mr. Lipparini holds a 22.5% interest.  The value of this work, which was scheduled for completion by December 2004, was approximately €12,000.  The invoices recorded and paid as of December 31, 2004, totaled €8,000.

          The above transactions were arranged on arm’s length terms.

          On April 14, 2004, we formed Ducati Retail S.r.l. a majority owned subsidiary (99.0% held by DMH and 1.0% held by Enrico D’Onofrio, our manager of finance).  Ducati Retail S.r.l. makes retail sales of Ducati products in areas not served by our current distribution network (e.g., the sale of motorcycles used by journalists or shown at fairs and exhibitions, or the sale of merchandising at the shop located at the Bologna airport).

          On May 6, 2004, we formed Ducati Consulting S.r.l. to provide consulting and logistics services to all of the Ducati Group companies as well as to our suppliers and other manufacturers. Ducati Consulting S.r.l. is 85% held by DMH, with the remaining interests held by Messrs. Contino (5.0%), Pellerey (5.0%) and Lipparini (5.0%).  Until June 30, 2004, Mr. Contino was responsible for procurement at DMH, and Mr. Pellerey was responsible for a program to improve the efficiency of our plant.  Since July 2004, Messrs. Contino and Pellerey have been managing directors of Ducati Consulting S.r.l.  Mr. Lipparini is a director on the board of DMH.

          DMH has commercial relationships with other companies of the Ducati Group that handle product sales in specific countries (i.e., the United States, Germany, France, Japan, Netherlands and the United Kingdom).  These relationships include sales by DMH of motorcycles and related Ducati products to these companies (at prices reflecting the local market and competitive environment in the countries in which the purchasing companies operate) as well as after sales services (mainly warranties) carried out by those companies on DMH’s behalf.  Trade receivable and payable balances for those sales and other services in the amount of approximately €112,366 and €14,078, respectively, existed as of March 31, 2005, between our subsidiaries and DMH.

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

          At December 31, 2004, the only significant debt payable that DMH owed to any of its subsidiaries was to Ducati Corse S.r.l. in the amount of approximately €7.4 million for Ducati Corse’s yet-to-be-paid-in share capital, which debt was satisfied as part of Ducati Corse’s purchase of the “Ducati Corse” trademark (discussed in further detail below), and to Ducati Consulting S.r.l. in the amount of approximately €64,000 for Ducati Consulting’s yet-to-be-paid in share capital.

          Ducati Corse was set up so that all aspects related to the racing division, including R&D, could be handled separately from the production and sales side of the business, which is handled by DMH.  In particular, DMH and Ducati Corse entered into the following agreements:

•	Right to use and manage DMH’s racing business as a going concern (“affitto di ramo di azienda”);

•	Sponsorship agreement pursuant to which DMH sponsors Ducati Corse’s racing activities; and

•

R&D agreement pursuant to which Ducati Corse agreed to carry out R&D for DMH for sporting activities related to the MotoGP and Superbike Championships, management of a number of private teams in the Superbike Championship, and motorcycle production.

          The €1 million sponsorship contract entered into between DMH and Ducati Corse was mutually terminated in January 2004.  This decision reflects Ducati Corse’s greater operational autonomy in the world of racing following its receipt of increased financing from third-party sponsors, especially in connection with the company’s debut in the world MotoGP championships.  Increased sponsorship revenues have enabled Ducati Corse to forsake the start-up contributions initially needed from DMH.  Ducati Corse’s success is primarily due to the R&D agreement with DMH, which has enabled it to develop a MotoGP bike that provides considerable returns in terms of corporate image.

          On November 25, 2004, our Board of Directors and the Board of Directors of Ducati Corse approved the intercompany sale of the “Ducati Corse” brand name (name and team logo) by DMH to Ducati Corse for €23 million, the price determined by independent professionals, plus VAT.

          This decision was made to allow Ducati Corse to develop the “Ducati Corse” brand separately from the Group’s other brands using activities that it is directly involved in to enhance the brand’s value.  On May 19, 2005, Ducati Corse paid DMH €15.7 million in cash for the brand, with the balance of the purchase price covered by offset of the €7.4 million in unpaid capital due from DMH, as well as €4.5 million in account receivables due from DMH.

          In December 2004, DMH and Ducati Corse entered into a license agreement pursuant to which Ducati Corse grants to DMH the right to use (i) the “Ducati Corse” trademark on the Ducati Corse replica bikes manufactured by DMH and (ii) the Ducati Corse racing activities images in promotional materials.  As consideration, DMH will pay Ducati Corse an annual fee of €1.0 million plus VAT, as well as a royalty equal to 5% of the FOB price of each replica bike distributed.

Item 8.  Financial Information

Consolidated Financial Statements

          Please refer to “Item 18. Financial Statements” of this annual report.

Other Financial Information

Export Sales

          Export sales from Italy were approximately €257.6 million in 2004, as compared with €275.3 million in 2003, and represented 67.3% of our net sales in 2004 (70.9% in 2003).

Legal Proceedings

          We are party to various claims and legal actions arising in the ordinary course of business.  We do not believe that any litigation to which we are a party is likely, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

          We are engaged in litigation with our former distributor in Belgium in connection with our decision not to renew our distributorship agreement and an alleged failure by our predecessor to deliver motorcycles in 1996.  On September 14, 1998, the Commercial Court of Liege found in favor of the distributor and awarded provisional damages of approximately 50.575 million Belgian francs (“BEF”) (approximately €1.25 million).  On September 21, 1998, we appealed this decision.  Notwithstanding our appeal, on February 24, 1999, the former distributor enforced the prior judgment by selling an inventory of Ducati motorcycles which it had previously attached in Belgium.  The proceeds of the sale were BEF 27,835,078 (approximately €690,013).  On May 27, 1999, the Court of Appeal of Liege found that Belgian courts lacked jurisdiction over the case and set aside the prior judgment.  The former distributor was adjudicated bankrupt on October 14, 1999.  Bankruptcy trustees of the former distributor appealed the May 27, 1999 judgment before the Supreme Court of Belgium, which rejected the appeal on June 21, 2001.  We have taken various steps to recover the proceeds of the sale and part of our legal expenses, which are equal to approximately BEF 23 million (approximately €570,000).  However, given the existence of secured creditors of the former distributor’s bankruptcy estate, we are unlikely to be successful in our efforts to recover these proceeds.  Although we have recorded provisions for this litigation in prior years (€23,000 in 2003), we have utilized these provisions in full and have recorded no provision in 2004 because we do not expect to incur further costs in relation to this dispute.  On August 4, 2000, the trustee also sought payment for the alleged value (BEF 13.7 million, or approximately €340,000) of spare parts that were part of the distributor’s inventory at the time of termination on the assumption that we had an obligation to buy back these spare parts.  We have denied responsibility for this payment and have no provision in connection with this litigation.

          We are also engaged in litigation with Virginio Ferrari, the manager of one of the two racing teams sponsored by Ducati in the 1998 World Superbike Championship.  In December 1998, Mr. Ferrari filed a claim against us in the Italian courts in the amount of approximately €6.7 million, alleging that he had a three year agreement with Ducati for the sponsorship of a racing team and that we breached this agreement in electing not to sponsor Mr. Ferrari’s team for the 1999 World Superbike Championship.  We are contesting Mr. Ferrari’s claim and have not taken a provision in connection with this litigation as we expect that this dispute will ultimately be resolved in our favor.

          We were involved in litigation in Italy with Ernesto Vettore, a former chief executive officer of the predecessor company of Ducati North America, in connection with the termination of his employment; this legal action was settled in May 2003 without cost to the company.  We were also engaged in litigation with Mr. Vettore in the United States regarding a claim before the Federal District Court of New Jersey for the amount of approximately €400,000.  That proceeding was finally settled with the payment by us to Mr. Vettore of $87,000, which was taken from our provision for that litigation.

          In 2001, Michael Hailwood’s widow, individually and in her capacity as beneficiary of his estate, filed a claim before the Federal District Court of New Jersey against us and Ducati North America Inc. alleging trademark infringement, violation of a purported right of publicity and other claims with regard to the sale of MH 900e motorcycle.  We settled these claims in April 2003, resulting in our payment of approximately $370,000 to Michael Hailwood’s widow.

Dividend Policy

          DMH has not paid any cash dividends on its shares since its formation in 1996.  The payment by us of any annual dividend must be proposed by the Board of Directors and is subject to the approval of the shareholders at the annual shareholders’ meeting.  Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5.0% of such net income must be allocated to our legal reserve until such reserve is at least equal to one-fifth of the value of our issued share capital.  If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or its stated amount is reduced by the amount of such losses.  Further, the loan facility we entered into in May restricts our ability to pay dividends if a dividend distribution would cause DMH to be in violation of its financial covenants under the loan facility.  The Board of Directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

          Dividends are payable to those persons who hold the shares through an intermediary on the dividend payment date declared by the shareholders’ meeting.  Payments with respect to dividends are distributed through Monte Titoli on behalf of each shareholder with whom the shareholder has deposited his or her shares.  Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as depositary for our ADSs, in accordance with the deposit agreement.

Significant Changes

          At their May 5, 2005 meeting, our shareholders approved, among other things, (i) the appointment of the new members of the Board of Directors; (ii) a share repurchase program for up to 12,110,000 shares, replacing the previous share repurchase plan (see “Item 10. Additional Information—Buy Back Plan”); (iii) a capital increase of up to 1,588,000 shares in connection with the share option rights that we have granted in 2005 to beneficiaries who are employees of the Ducati Group under the 1999 Stock Option Plan (see “Item 10. Additional Information—Share Option Plans”); and (iv) amendments to our By-laws to change our corporate governance system and adopt, effective as of the first ordinary meeting of shareholders following the filing of this annual report (which we expect to take place in the spring of 2006), a one tier-system in which we will eliminate our board of statutory auditors and the Board of Directors will appoint an internal Management Control Committee composed of non-executive independent directors.  See “Item 10. Additional Information—By-Laws—Current Corporate Governance System” and “Item 10. Additional Information—By-Laws—One-Tier Corporate Governance System.”

          In May 2005, DMH and Ducati Corse entered into a Syndicated Loan Facility for up to €100.0 million, which includes a five-year credit line and a renewable, one-year revolving credit line.  See “Item 5. Operating and Financial Review and Prospects—Other Financial Transactions—Syndicated Loan Facility.”

Item 9.  The Offer and Listing

Trading Markets and Share Prices

          The principal trading markets are Telematico for our shares and the New York Stock Exchange for our ADSs (each representing ten shares).  Our ADSs have been listed on the New York Stock Exchange and our shares have been listed on the Telematico since our initial public offering in March 1999.  The Bank of New York is our depositary for purposes of issuing the American Depositary Receipts (“ADRs”) evidencing the ADSs.  The following table sets forth the high and low closing prices of our ADSs as recorded on the New York Stock Exchange Composite Tape and the high and low closing prices of our shares as recorded on the Telematico, for the quarters and months indicated (source:  Bloomberg).

	Mercato Telematico Azionario Price per Share		New York Stock Exchange Price per ADS

	High	Low	High	Low

	(in euro)		(in U.S. dollars)
2000	3.200	1.938	30.75	17.6875
2001	2.222	1.091	20.50	10.30
2002	2.031	1.396	20.50	13.65
2003	1.799	1.103	18.70	12.15
2004	1.420	0.867	17.55	11.50
First Quarter 2003	1.799	1.103	18.70	12.15
Second Quarter 2003	1.485	1.114	16.75	12.15
Third Quarter 2003	1.547	1.286	17.60	14.60
Fourth Quarter 2003	1.483	1.349	17.40	16.10
First Quarter 2004	1.420	1.277	17.55	16.00
Second Quarter 2004	1.360	1.122	16.50	14.00
Third Quarter 2004	1.167	1.049	14.40	13.05
Fourth Quarter 2004	1.130	0.867	13.90	11.50
December 2004	0.924	0.867	12.32	11.50
January 2005	1.068	0.896	13.88	12.09
February 2005	1.135	1.007	14.47	13.30
March 2005	1.100	1.042	14.48	13.80
April 2005	1.066	0.965	13.60	12.50
May 2005	1.032	0.972	13.12	12.49

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

Item 10.  Additional Information

Share Option Plans

          In 1997, we established a share option plan for our then managing director and certain senior officers and independent consultants (the “1997 Stock Option Plan”), pursuant to which options to purchase 8,148,148 shares at an exercise price of euro 0.723 per share were granted during the year ended December 31, 1997.  All of these options vested as of December 31, 2001 and expire on August 4, 2007.  As of June 20, 2005, 109,592 options had been cancelled.  Twenty percent of the remaining vested options became exercisable upon TPG Acquisition’s disposition of a portion of its shares in our March 1999 initial public offering, of which options to purchase 962,963, 309,000 and 229,000 shares were exercised by participants in 1999, 2000 and 2001, respectively.  The other 80% of such vested options, equal to options to purchase 6,537,593 shares, became exercisable on May 6, 2004.  Of these, 325,444 were exercised in May and June 2004, and 533,630 were exercised in May and June 2005.  Once vested and exercisable, options may be exercised only during a 30-day period following the date of shareholder approval of our Italian GAAP financial statements.  Options are forfeited if the beneficiary is terminated for cause.  As of June 20, 2005, options to purchase 5,678,519 shares remained exercisable.

          In September 1999, our Board of Directors also approved a stock option/stock appreciation rights plan (the “1999 Stock Option Plan”) for certain of our executive directors, officers and independent consultants that are designated to participate in the plan by the compensation committee of the Board of Directors.  On March 11, 2004, our board amended the 1999 Stock Option Plan to include expressly high-level employees of companies of the Ducati Group as covered by the plan.  Under this plan, the Board of Directors may grant options or stock appreciation rights (each such option or right, a “Right”) in any year in respect of not more than 2.0% of our outstanding share capital.  Beginning in 2002, Rights may be granted under the plan upon approval by the Board of Directors of our Italian GAAP preliminary consolidated income statement and balance sheet for the prior fiscal year (which approval typically occurs by February 15 of each year) and expire seven years after the date of grant.  Until 2001, Rights under the plan were granted following approval by the Board of Directors of our Italian GAAP consolidated financial statements for the prior fiscal year (which approval typically occurs in March of each year).  Rights vest in three equal annual installments (or as otherwise determined by the Board of Directors) starting on December 31 of the year following the year of grant, but are forfeited, whether or not vested, if the employee is terminated for cause.  Upon exercise, our obligation in respect of the Rights may be satisfied in shares or, if the Shares are no longer listed on the Telematico or the issuance of new shares or the buy back of existing shares have not been approved, in cash (calculated with reference to the market value of the shares at the time of exercise).  To exercise their Rights, the participants must pay us a strike price that is the greater of (i) our consolidated per share net worth at the time of exercise and (ii) the value of the shares on the grant date as determined in accordance with the tax provisions in force on such grant date (currently the average official price for the shares in the month preceding the grant date).  Based on the criterion described under (ii) above, the strike price would be €2.88 per share, €2.81 per share, €1.99 per share, €1.80 per share, €1.317 per share and €1.065 per share for Rights granted in 1999, 2000, 2001, 2002, 2004 and 2005, respectively.  Other than in the event of death or disability of a beneficiary, once vested, rights granted prior to 2002 may be exercised only during a 30-day period following the approval by the Board of Directors of our Italian GAAP consolidated financial statements for the prior fiscal year, and rights granted beginning in 2002 may be exercised only during a 30-day period following the approval by the Board of Directors of our Italian GAAP preliminary consolidated income statement and balance sheet for the prior fiscal year.

          In 1999, we granted 500,000 Rights to Mr. Minoli and an aggregate of 2,659,259 Rights to 52 additional beneficiaries.  In March of 2000, our Board of Directors approved the grant of 3,159,259 Rights for the year 2000 (of which 500,000 were granted to Mr. Minoli and 2,659,259 were granted to 71 additional beneficiaries selected by the compensation committee).  In March 2001, the board approved the grant of 3,165,000 Rights under the plan for the year 2001 (of which 500,000 were granted to Mr. Minoli and 2,665,000 to 74 additional beneficiaries selected by the compensation committee).  On February 14, 2002, the board approved the grant of 3,960,000 Rights for the year 2002 (of which 500,000 were granted to Mr. Minoli and 3,460,000 were granted to 91 additional beneficiaries selected by the compensation committee).  In granting these Rights in 2002, which together represent approximately 2.5% of our outstanding share capital, the board decided to waive for 2002 the above-mentioned 2.0% limit on Rights to be granted in any year under the plan, due to the prior expiration of 1,190,638 unexercised rights granted under the plan before 2002.

          Our board did not authorize any grant of options in relation to 2003.  On March 11, 2004, our board approved the grant of 3,170,000 Rights for the year 2004 (of which 500,000 were granted to Mr. Minoli and 2,670,000 to 65 additional beneficiaries selected by our compensation committee).

          On March 10, 2005, our board approved the grant of 3,170,000 Rights for the year 2005 (of which 500,000 were granted to Mr. Minoli and 2,670,000 to 65 additional beneficiaries selected by our compensation committee).

          Rights granted in 1999 through 2005 vest in three annual installments beginning on December 31 of the year following the year of grant, with 50% vesting in the first year and 25% vesting in each of the two subsequent years.  As of June 30, 2005, a total of 2,321,888 Rights granted under the 1999 Stock Option plan had been cancelled, and, no Rights having ever been exercised, a total of 17,461,630 Rights, whether or not vested, remained exercisable, subject to the conditions set forth above.

          On May 2, 2000, our shareholders’ meeting approved a capital increase of up to 12 million shares in connection with Rights granted from 1999 to 2002 under the 1999 Stock Option Plan.

          On May 6, 2004, our shareholders’ meeting approved a capital increase of up to 1,585,000 shares in connection with Rights granted in 2004 to beneficiaries who are employees of the Ducati Group.

          On May 5, 2005, our shareholders’ meeting approved a capital increase of up to 1,588,000 shares in connection with Rights granted in 2005 to beneficiaries who are employees of the Ducati Group.

Buy Back Plan

          At the May 5, 2005, annual meeting, our shareholders approved a plan (the “2005 Buy Back Plan”) pursuant to which, at the direction of our Chairman or of our chief financial officer, severally, duly empowered by our Board of Directors, we may:

•	repurchase on the Telematico up to 12,110,000 of our shares (representing approximately 7.6% of our then issued and paid-in share capital);

•	retain such shares as treasury shares;

•

transfer such shares either to beneficiaries of (i) the 1999 Stock Option Plan, (ii) the Employee Stock Ownership Plan (See “—Employee Stock Ownership Plan”) and (iii) the 1997 Stock Option Plan, as required thereunder; or

•	dispose, subject to applicable laws and regulations, of such shares on the Telematico to maintain liquidity of our shares on such stock exchange.

          Under the 2005 Buy Back Plan, we may repurchase these shares in one or more transactions over an 18-month period from May 5, 2005, at a per-share purchase price of not more than 10% above or below the market price for the shares on the Telematico on the day prior to any purchase.  There is no time-limit under the 2005 Buy Back Plan in respect of the disposal of any shares repurchased before the end of this 18-month period.  Repurchases and disposals of our shares under the 2005 Buy Back Plan shall be carried out in accordance with applicable Italian law relating to buy back plans in Italy, as more fully described in “—By-Laws—Purchase by Us of Our Own Shares,” as well as certain conditions relating to the 1997 Stock Option Plan, the ESOP and the 1999 Stock Option Plan as more fully described in “—Share Option Plans.”

          As of June 20, 2005, we owned 3,769,249 DMH shares, of which 293,235 shares were repurchased pursuant to the buy back plan that expired in November 2003, and 3,476,014 shares were repurchased during 2004 pursuant to a buy back plan approved by shareholders at our May 6, 2004 meeting, which expired when the 2005 Buy Back Plan was approved.

Employee Stock Ownership Plan

          On February 14, 2002, the board approved an Employee Stock Ownership Plan (“ESOP”) to facilitate the purchase of our ordinary shares by non-director Ducati employees (including part-time employees) under indefinite contracts who are resident in Italy.  In each year, our managing director must decide to implement the ESOP for it to be effective.  Under the ESOP, each employee in any year through 2006 in which the ESOP is implemented can request to purchase, at a discount, a number of our ordinary shares not to exceed an amount equal to €3,000.  The request must be submitted within 20 days after the approval of our annual unconsolidated financial statements.

          To satisfy purchases of shares made under the ESOP, we will instruct a broker appointed by us to purchase on the Telematico on our behalf the number of shares equal to the total euro amount so requested for purchase by employees under the ESOP.  On the same day of such purchase, we assign the shares to employees upon payment of the purchase price minus a discount (funded by us) of one-third of such purchase price.  To be able to purchase our shares for delivery to the employees under the ESOP, we must obtain authorization by our shareholders of a buy back plan pursuant to which we may repurchase shares for purposes of the ESOP.  On May 5, 2005, the shareholders authorized us to purchase up to 12,110,000 shares on the Telematico within the subsequent 18 months, including shares to be delivered to employees under the ESOP.  See “—Buy Back Plan.”  Shares are purchased at current market prices within 20 days of receiving an employee’s request, provided that such prices are not more than 10.0% above or below the market price of the shares on the Telematico on the day prior to such purchase.  Only shares purchased as described above are used to satisfy purchases of shares under the ESOP.  The shares purchased by the employees under the ESOP may not be transferred for a period of three years; as a result, under Italian tax law, the discount we offer under the ESOP is not considered taxable income for the employees.

          Pursuant to the provisions applicable to share buy back plans, we may not purchase our shares, including those for delivery under the ESOP, unless, among other things, the amount of distributable or available reserves in our unconsolidated financial statements as approved for the prior year (after any distribution of dividends or repurchase of our shares for purposes other than as related to the ESOP that we may decide to make) is equal to or greater than the aggregate euro amount that represents all shares that ESOP beneficiaries would be entitled to purchase.  If the amount of distributable and available reserves is less than such aggregate euro amount, we may, at our discretion, implement the ESOP at a per-beneficiary subscription limit that is less than €3,000.

          The ESOP was not implemented in 2004 or in 2005.  At December 31, 2004, 1,001 employees would be eligible to participate in the ESOP had it been implemented at that date.  As of April 30, 2005, 1,034 employees would be eligible to participate in the ESOP had it been implemented as of such date.

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

          Italian companies whose shares are listed on a regulated market of the European Union are principally governed by two sets of rules — the Italian Civil Code (applicable to all Italian companies), and the Unified Financial Act (Testo Unico dell’Intermediazione Finanziaria, or “TUF”) of February 24, 1998, No.58, and implementing regulations thereof (applicable to listed companies).  In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian Civil Code, which came into force on January 1, 2004.  In February 2004, the Italian government amended the TUF to coordinate it with the new corporate law provisions of the Italian Civil Code.  The amendments to the Italian Civil Code and to the TUF constitute the so-called 2004 corporate law reform.  On May 6, 2004, and on May 5, 2005, our shareholders approved a number of amendments to our By-laws required or made possible by the 2004 corporate law reform.  The following summary takes into account the 2004 corporate law reform and the consequent amendments to our By-laws.

          The amendments in our governance system adopted by our shareholders on May 5, 2005, will enter into force only after the next ordinary shareholders’ meeting.  See also “—Current Corporate Governance System” and “—One-Tier Corporate Governance System.”

General

          Our issued share capital consists of 159,360,037 shares with no par value.  All of the issued shares are fully paid, non-assessable and in registered form.

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

          At a meeting on September 7, 1998, our shareholders authorized the issuance of up to 8,148,148 shares which are reserved for distribution to beneficiaries of the 1997 Stock Option Plan.  As of June 20, 2005, 2,360,037 shares had been issued upon exercise of options by beneficiaries under the 1997 Stock Option Plan and options to purchase 5,678,519 shares remained exercisable.  See also “—Share Option Plans.”

          At a meeting on May 2, 2000, our shareholders authorized the issuance of up to 12 million shares, not subject to pre-emptive rights, in connection with the granting of Rights in the years 1999 through 2002 to beneficiaries of the 1999 Stock Option Plan.  At a meeting on May 6, 2004, our shareholders authorized the issuance of up to 1,585,000 shares, not subject to preemptive rights, in connection with the Rights that we have granted in 2004 to beneficiaries of the 1999 Stock Option Plan who are employees of the Ducati Group.  At a meeting on May 5, 2005, our shareholders authorized the issuance of up to 1,588,000 shares, not subject to preemptive rights, in connection with the Rights that we granted in 2005 to beneficiaries of the 1999 Stock Option Plan who are employees of the Ducati Group.  As of June 20, 2005, no shares had been issued for implementation of the 1999 Stock Option Plan.  See also “—Share Option Plans.”

Form and Transfer of Shares

          Pursuant to the TUF, Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and implementing Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”) of the Consob, since January 1, 1999 it is no longer possible for a shareholder to obtain the physical delivery of share certificates representing shares of Italian listed companies.  Shares of Italian listed companies are no longer represented by paper certificates and the transfer and exchange of shares takes place exclusively through an electronic book-entry system.  All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:

•	an Italian or EU bank;

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	a Società di Intermediazione Mobiliare, or SIM;

•	an EU investment company;

•	a non-EU investment company authorized by Consob to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company which has issued the shares;

•	the controlling shareholder of the company which has issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69 (2) and 70 of the TUF;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993;

•	the Italian Post Office (Poste Italiane S.p.A.);

•	Cassa Depositi e Prestiti S.p.A.;

•	The Italian Ministry of Economics and Finance; and

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.

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

          Each Intermediary maintains a custody account for each of its clients setting out the financial instruments of such client and keeps a record of all transfers, payment of dividends, exercise of rights attributable to such instruments, charges or other encumbrances on the instruments.  The account holder or any other eligible party (for example, in the case of a charge over the financial instrument, the chargee) may submit a request to the Intermediary for the issue of a certified statement of account.  The request must indicate the quantity of the financial instruments in respect of which the statement is requested, the rights which the applicant intends to exercise and the duration in respect of which the certificate’s validity is required.  Within two business days from the receipt of such request, the Intermediary shall issue a certified statement of account which constitutes evidence of the account holder’s ownership of the financial instruments indicated.  Once a certificate has been issued, the Intermediary may not effect any transfer of the corresponding securities until the certificate loses its validity or is returned.

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

Dividend Rights

          The payment by us of any annual dividend is proposed by the Board of Directors and is subject to the approval of the shareholders at the annual shareholders’ meeting.  Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5.0% of such net income must be allocated to our legal reserve until such reserve is at least equal to one-fifth of the value of our issued share capital.  If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses.  Further, the Syndicated Loan Facility we entered into in May 2005 restricts our ability to pay dividends if a dividend distribution would cause DMH to violate its financial covenants under the Syndicated Loan Facility.  The Board of Directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

          Dividends are payable to those persons who hold the shares through an Intermediary on the dividend payment date declared by the shareholders’ meeting.  Dividends not collected within five years from the dividend payment date are forfeited to our benefit.  Payments in respect of dividends are distributed through Monte Titoli on behalf of each shareholder by the Intermediary with which the shareholder has deposited its shares.  Holders of ADSs are entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as ADR depositary, in accordance with the deposit agreement relating to the ADRs.  See “Item 8. Financial Information—Dividend Policy.”

Voting Rights

          Shareholders are entitled to one vote per share.  A slate voting system will apply in case of appointment of members of the Board of Directors when our new corporate governance system enters into force.  See “—One-Tier Corporate Governance System.”

          Proxy solicitation may be carried out by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting shareholder (generally, one or more shareholders who have owned at least 1.0% of our shares for more than six months and who have been so registered with us for the same period of time).

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

Current Corporate Governance System

          Effective January 1, 2004, Italian stock corporations (società per azioni) may adopt one of two different corporate governance structures, as an alternative to the current traditional Italian model based on a board of directors and a board of statutory auditors (Collegio Sindacale).  The alternatives include (i) a one-tier model with a single board of directors, including a management control committee (comitato per il controllo sulla gestione) composed of independent non-executive directors (in lieu of the board of statutory auditors), or (ii) a two-tier model, with a management board entrusted with management responsibilities, and a supervisory board entrusted mainly with control and supervisory responsibilities, appointing and removing the members of the management board and approving the corporation’s annual financial statements.

          At an extraordinary meeting on May 5, 2005, our shareholders amended our By-laws (the “Amended By-laws”), effective as of the first ordinary meeting of shareholders following the filing of this annual report, which we expect to take place in the spring of 2006, to change our corporate governance system to adopt a one-tier system.  Until such time, we will retain the traditional Italian corporate governance structure.  After such time, (i) the terms of office of our current directors will expire and new directors will be appointed pursuant to the procedures described below in “—One-Tier Corporate Governance System”; (ii) the terms of office of the members of our current board of statutory auditors will expire, and we will no longer have a board of statutory auditors; and (iii) the Board of Directors will appoint a Management Control Committee from among its members.

          Following is a description of the functions, powers and duties of our Board of Directors and board of statutory auditors under our By-laws as currently in force, which reflect the traditional Italian corporate governance structure.  See also “—One-Tier Corporate Governance System” below for a description of Board of Directors under the one-tier system.

Board of Directors

          Pursuant to our By-laws, our Board of Directors must consist of five to fifteen individuals.  In accordance with the By-laws, the Board of Directors has complete power of ordinary and extraordinary administration of our business and may perform all acts it deems advisable for the achievement of our corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting.  See also “—Meetings of Shareholders.”

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

          In accordance with Italian law and the By-laws, the Board of Directors may not delegate certain of its responsibilities, including those relating to the approval of the draft financial statements, the approval of merger and de-merger plans to be presented to shareholders’ meetings, increases in the amount of our share capital or the issuance of convertible debentures (if any such power has been delegated to the Board of Directors by vote of the extraordinary shareholders’ meeting) and the calling of an ordinary or an extraordinary shareholders’ meeting to resolve upon the actions to be taken by us in case of decrease of our shareholders’ equity to less than two thirds of our paid-in capital as a result of accumulated losses.  See also “—Meetings of Shareholders.”

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

          Under Italian law, directors having any interest in a proposed transaction must disclose their interest to the board, even if such interest is not in conflict with the interest of the company in the same transaction.  The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction.  In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction may be prejudicial to the company.  A managing director having any such interest in a proposed transaction within the scope of his powers must solicit prior board approval of such transaction.  The interested director may be held liable for damages to us resulting from a resolution adopted in breach of the above rules.  Finally, directors may be held liable for damages to their company if they illicitly profit from insider information or corporate opportunities.

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

          The powers, duties and functions of our Board of Directors described above will remain unchanged under the one-tier governance system, except for certain changes relating to the existence of a Management Control Committee within the Board, which are described in “—One-Tier Corporate Governance System” below.

Statutory Auditors

          In addition to electing the Board of Directors, our shareholders elect a board of statutory auditors (Collegio Sindacale).  At ordinary shareholders’ meetings, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a court having jurisdiction over the Company.

          Our board of statutory auditors consists of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).  Our board of statutory auditors was elected by our shareholders at an ordinary meeting.  Although, as mandated by Italian law applicable to listed companies, our By-laws provide for a cumulative voting system, allowing our minority shareholders to elect one statutory auditor and one alternate statutory auditor, all the current members of the board of statutory auditors appointed on May 6, 2004 were elected from the only slate presented prior to the shareholders’ meeting.

          The By-laws provide that the statutory auditors may not hold the position of statutory auditor in more than three other listed companies (not counting our subsidiaries).  Moreover, all of our current statutory auditors are enrolled in the Italian registry of chartered accountants and have at least three years experience.

          Pursuant to the TUF the board of statutory auditors is required to verify that we (i) comply with applicable law and its By-laws, (ii) respect the principles of correct administration, (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems and (iv) adequately instruct our subsidiaries to transmit to us information relevant to our disclosure obligations.

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

          In addition, our statutory auditors shall attend the meetings of our Board of Directors and shareholders’ meetings and of our executive committee.  The statutory auditors may decide to call a meeting of the shareholders, the Board of Directors or the executive committee, ask information to the directors about our business or that of our subsidiaries, carry out inspections and verifications at our premises and exchange information with the supervisory bodies of our subsidiaries or with our external auditors.  Our board of statutory auditors must report to the shareholders’ meeting convened to approve our annual unconsolidated financial statements on its review activities and on any irregularities detected during its review activities.  The Board of Directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by us.

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

          Effective with the next ordinary shareholders’ meeting (expected in the Spring of 2006), the board of statutory auditors will be replaced by a Management Control Committee appointed within our Board of Directors.  See “—One-Tier Corporate Governance System” below.

One-Tier Corporate Governance System

          When our Amended By-Laws enter into force, giving effect to the one-tier governance system, our Board of Directors will consist of seven to fifteen individuals, who will be elected by our shareholders at an ordinary meeting according to the cumulative voting system described below.  Directors, who may be but are not required to be our shareholders, will be elected for up to three fiscal years, as determined by the shareholders from time to time, and may be reappointed for successive terms.  The Board of Directors will appoint from among its members a Management Control Committee of independent non-executive directors, as described below.

          Pursuant to the TUF, the by-laws of listed companies adopting the one-tier governance system must (i) limit the number of mandates that members of the management control committee may have in other companies, and (ii) include clauses ensuring that minority shareholders may elect one member who will be appointed to be part of the management control committee (or two members if the committee is composed of more than three members).  Pursuant to our Amended By-laws, our Management Control Committee will be composed of three directors who may not hold similar positions in more than three other listed companies (not counting our subsidiaries).

          Pursuant to our Amended By-Laws, directors will be elected according to a cumulative voting system, whereby each shareholder or group of shareholders holding at least 2.0% of our shares may present a slate, listing in progressive order at least seven and up to fifteen individuals.  Slates must be presented at least ten days prior to the date set for the meeting of shareholders on first call.  Each shareholder (or shareholders under common control) may present and vote for only one slate, and each candidate may appear on only one slate.

          One-third of the candidates on each slate, who shall appear as the first candidates on the slate, must be independent according to the criteria described in “—Significant Differences with Corporate Governance Practices under NYSE Rules—Independent Directors” below and must provide evidence of good standing.  Moreover, pursuant to our Amended By-laws, at least one of the first three candidates on each slate must be enrolled in the Italian registry of chartered accountants and have at least three years experience as an accountant.  If the other two candidates of the first three on a slate are not registered chartered accountants, they either (i) must have held for at least three years managerial or control positions within companies whose share capital amounts to at least €2 million, or within governmental entities active in the banking, financial or insurance sectors or in sectors which are closely connected to our business sector, or have had professional or academic experience in legal, economic, financial or technical matters closely connected to our business sector, or, concurrently or alternatively, (ii) may be chosen from individuals who have served as members of our Board of Directors or board of statutory auditors.

          If only one slate is presented, our Board of Directors will be composed of the individuals listed on such slate.  If more than one slate is presented, all of the candidates of the slate that obtains the largest number of votes, except for the last one, will be elected as directors; the candidate listed first on the slate that obtains the second-largest number of votes also shall be elected as director, provided that he or she meets the requirements described above for appointment as member of the Management Control Committee by the Board of Directors.

          At the first meeting following the appointment of our Board of Directors by the shareholders, the Board of Directors will appoint a Management Control Committee composed of three independent directors who comply with the membership requirements described above, one of whom shall come from the second most voted slate, if any such slate has been presented.  The remuneration of the members of the Management Control Committee will be decided by the Board of Directors if it is not resolved upon by shareholders at the meeting appointing the directors.

          Our Amended By-laws provide for mechanisms to ensure that if a member of the Management Control Committee ceases to be a member of such committee, or of the Board of Directors, or no longer complies with the requirements described above, that member will be replaced within the Management Control Committee in such a way as to ensure that the requirements, and the minority shareholders’ rights as to the appointment, as described above, are satisfied.

          The duties of our Management Control Committee will be to verify that we (i) maintain adequate organizational structure, internal controls and administrative and accounting systems and (ii) adequately instruct our subsidiaries to transmit to us information relevant to our disclosure obligations.  Our Board of Directors may delegate further tasks to the Management Control Committee, in particular with respect to the relationships with our external auditors.

          Once appointed, our Management Control Committee will also carry out the functions of audit committee pursuant to Rule 10A-3, to the extent permitted by Italian law.  See “—Significant Differences with Corporate Governance Practices under NYSE Rules—Overview” below.

          Our Management Control Committee will be required to meet at least once every ninety days.  Meetings of the Management Control Committee will be called by written notice by the chairman of the Management Control Committee at his own initiative or at the request of any other member, in which case the chairman shall call the meeting without delay unless there are valid reasons not to convene it.  Meetings may be held in person, or by video-conference or teleconference.  The quorum for meetings of the Management Control Committee will be a majority of its members.  Resolutions will be adopted by the vote of a majority of the members present at the meeting.

          In addition, the members of our Management Control Committee shall attend shareholders’ meetings and the meetings of our executive committee.  Our Management Control Committee or two of its members may decide, upon informing the Chairman of the Board of Directors, to call a meeting of the Board of Directors or of the executive committee.  Each member of our Management Control Committee may ask the other directors for information about our business or that of our subsidiaries.  Our Management Control Committee may carry out inspections and verifications on our premises and exchange information with the supervisory bodies of our subsidiaries or our external auditors.

          Our Management Control Committee will have to report its review activities and any irregularities detected during its review activities at the shareholders’ meeting convened to approve our annual unconsolidated financial statements.  Our executive directors will have to report to the Management Control Committee at least quarterly the Company’s business and the main transactions carried out by us or by our subsidiaries.

          Any shareholder may submit a complaint to our Management Control Committee regarding facts that such shareholder believes should be subject to scrutiny by the Management Control Committee, which will have to take any such complaint into account in its report to the shareholders’ meeting.  If shareholders collectively representing 2.0% of our share capital submit such a complaint, the Management Control Committee will have to promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which it shall convene if the complaint concerns serious irregularities and there is an urgent need to take action).

          The Management Control Committee may report to the court having jurisdiction over the Company serious breaches of the duties of the directors which may be prejudicial to us or to our subsidiaries.  Our Management Control Committee will also be required to notify Consob without delay of any irregularities found during its review activities.  Consob may report to the competent court serious breaches of the duties of the members of our Management Control Committee.

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

          Shareholders’ meetings must be convened at least once a year.  Our annual unconsolidated financial statements are prepared by our Board of Directors and submitted for approval to the ordinary shareholders’ meeting which must be convened within 120 days after the end of the fiscal year to which such financial statements relate.  This term may be extended to up to 180 days after the end of the fiscal year, as long as we are bound by law to draw up consolidated financial statements or if particular circumstances concerning our structure or our purposes so require.  At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the Board of Directors and statutory auditors, determine their remuneration and vote on any business matter the resolution or authorization of which is entrusted to them by law.

          Extraordinary shareholders’ meetings may be called to pass upon split-ups, dissolutions, appointment of receivers and similar extraordinary actions.  Extraordinary shareholders’ meetings may also be called to resolve upon proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, where such resolutions may not be taken by our Board of Directors.  In particular, our Board of Directors may transfer our registered office within Italy or resolve upon other amendments to our By-laws when these amendments are required by law, resolve upon mergers by absorption into us of our subsidiaries in which we hold at least 90% of the issued share capital and reductions of our share capital in case of withdrawal of a shareholder.  Moreover, if, as a result of accumulated losses, our shareholders’ equity decreases to less than two-thirds of our paid-in capital but not below €120,000, and this decrease is not reduced within one-third in the fiscal year following that of the original decrease, the corresponding reduction of our share capital is resolved upon by our Board of Directors and not by our shareholders’ meeting.  Our Board of Directors may also resolve upon the issuance of shares or convertible debentures if such powers have been previously delegated to the Board of Directors by vote of the extraordinary shareholders’ meeting.

          The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls.”  The extraordinary meeting may be convened on third call through a new notice if the quorum required for shareholder action on second call is not reached.

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

Reports to Shareholders

          We are required to publish, in the Italian language, audited annual unconsolidated financial statements of DMH and our audited annual consolidated financial statements.  We also produce an annual report to shareholders in the Italian language which contains a directors’ report together with audited financial statements (consolidated and unconsolidated) of DMH.

          We are required to produce semi-annual and quarterly reports to shareholders in the Italian language which contain a directors’ report as well as our unaudited semi-annual and quarterly condensed financial statements (consolidated and, in the case of semi-annual statements only, unconsolidated).

          For fiscal years through and including the year ended December 31, 2004, we prepared all of our financial statements in accordance with Italian GAAP.  Starting with the 2005 financial year, we are required to prepare our financial statements in accordance with IFRS.  See “Presentation Of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—International Financial Reporting Standards (IFRS).”

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

          We have no currently authorized or outstanding preference shares or savings shares.  The authorization of preference shares and of savings shares requires an amendment to the By-laws and is thus subject to the approval by an extraordinary shareholders’ meeting.  See “—Meetings of Shareholders.”

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

Purchase by Us of Our Own Shares

          We are permitted to purchase shares, provided we receive necessary authorization from the ordinary shareholders’ meeting and meet certain other conditions and limitations provided by Italian law.  Shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved unconsolidated financial statements.  Further, we may only repurchase fully paid-in shares.  The number of shares to be acquired, together with any shares previously acquired by us or any of our subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders.  Shares held in excess of such 10% limit must be sold within one year of the date of purchase.  Similar limitations apply with respect to purchases of our shares by our subsidiaries.

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

          The TUF provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiaries must ensure the equality of treatment among shareholders.  Subject to certain limitations, the foregoing does not apply to shares being purchased by a company from its employees or from the employees of its controlling company or subsidiaries.

          At a May 5, 2005 meeting, our shareholders approved a buy back plan for the repurchase of our shares, replacing the plan approved on May 6, 2004.  See “—Buy Back Plan.”

          As of June 20, 2005, we owned 3,769,249 of our own shares, of which 293,235 shares were repurchased pursuant to a buy back plan that expired in November 2003, and 3,476,014 shares were repurchased pursuant to the May 6, 2004, buy back plan.  See “Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchaser” for additional information on these repurchases.

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

          Cross-ownership of listed companies may not exceed 2.0% of their respective voting shares and cross-ownership between a listed company and an unlisted company may not exceed 2.0% of the voting shares of the listed company and 10.0% of the voting shares of the unlisted company.  If the relative threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of 12 months.  If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding.  If it is not possible to ascertain which is the latter company to exceed the threshold, subject to a different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares applies to both of the companies concerned.  The 2.0% limit for cross-ownership is increased to 5.0% on the condition that such limit is exceeded by the two companies concerned only following an agreement authorized in advance by an ordinary shareholders’ meeting of each of them.  Furthermore, if a party holds an interest in excess of 2.0% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2.0% in a listed company controlled by the first party.  In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised.  If it is not possible to ascertain which is the latter party to exceed the limit, the limitation on voting rights applies to both, subject to any different agreement between the two parties.  Any shareholders’ resolution taken in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of such votes.  The foregoing provisions in relation to cross-ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359 bis of the Italian Civil Code and following the procedures described under “—Purchase by Us of Our Own Shares”; however, certain restrictions on the manner of purchase apply.

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

          In accordance with Italian anti-trust laws, the Italian anti-trust authority may prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded.  However, if the turnover of the acquiring party and the company to be acquired exceed certain higher turnover thresholds, the anti-trust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

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

          Each shareholder may bring to the attention of the board of statutory auditors (or of our Management Control Committee when it begins operating) facts or acts which are deemed wrongful.  If such shareholders represent more than 2.0% of our share capital, the board of statutory auditors (or our Management Control Committee) must investigate without delay and report its findings and recommendations to the shareholders’ meeting.

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

          Under the one-tier corporate governance system, minority shareholders may appoint a member of the Board of Directors pursuant to a slate voting system described in “—One-Tier Corporate Governance System” above.  The director so appointed will then be appointed by the Board of Directors as a member of our Management Control Committee.

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

The TUF provides further that the acquisition of an interest above 30% of the Ordinary Shares of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on all of the Ordinary Shares of the company.  If a person exceeds the above 30% threshold as a result of a public tender offer launched on 60% or more, but on less than all, of the Ordinary Shares of the company, the person concerned is exempted from the obligation to launch a 100% tender offer if (i) if the tender offer has been approved by shareholders of the company holding a majority of the Ordinary Shares (excluding the offeror and the current majority shareholder), and (ii) if the offeror (its subsidiaries, controlling person, related companies and other person connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the Ordinary Shares of the company in the preceding 12 months; Consob shall ensure compliance with these conditions before allowing the offer to be launched.  After such an offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the Ordinary Shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than an additional 1% of the Ordinary Shares of the company, or (ii) if the company approves a merger or split-up.

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

Liability for Mismanagement of Subsidiaries

          Pursuant to the 2004 corporate law reform, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages.  This liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers.  Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.  On February 12, 2004, our Board of Directors determined that we are not subject to the direction and coordination powers of any entity.

Significant Differences with Corporate Governance Practices under NYSE Rules

Overview

          Corporate governance rules for Italian stock corporations whose shares are listed on the Italian Stock Exchange (the “ISE”), are set forth in the Italian Civil Code, in the TUF as well as in the corporate governance rules set forth by the voluntary code of corporate governance issued by the Italian Stock Exchange (the “Corporate Governance Code”).  As described in more detail below, these Italian corporate governance rules differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Manual.

          As a general rule, our main corporate bodies are governed by the Italian Civil Code and the TUF and are assigned specific powers and duties that are legally binding and from which there can be no derogation.  The Corporate Governance Code builds on this general framework and sets forth recommendations for responsible corporate governance intended to reflect generally accepted best practice.  While these recommendations are not legally binding, the regulations issued by the ISE require that its listed companies issue an annual compliance report disclosing which recommendations, if any, are not being followed and why, and as part of the STAR admission requirements set forth by the ISE regulations, we are required to comply with certain rules contained in the Corporate Governance Code (the “STAR Governance Rules”).  The annual compliance report must also contain a general description of our corporate governance system.  As stated in our annual compliance report to the ISE, issued on April 13, 2005, we comply with the STAR Governance Rules and are substantially in compliance with the other rules set forth in the Corporate Governance Code.

          We currently follow the traditional Italian corporate governance system, with a Board of Directors (consiglio di amministrazione) and a separate board of statutory auditors (collegio sindacale), with supervisory functions.  See “—By-Laws—Current Corporate Governance System—Board of Directors” and “—By-Laws—Current Corporate Governance System—Statutory Auditors” for a description of the powers and duties of our Board of Directors and of our board of statutory auditors, respectively.  The two boards are separate and no individual may be a member of both boards.  Both the members of the Board of Directors and the members of the board of statutory auditors owe duties of loyalty and care to us.  As required by Italian law, a firm of external auditors is in charge of auditing our financial statements.  See “—By-Laws—External Auditors.”  The members of our Board of Directors and board of statutory auditors, as well as the firm of external auditors, are directly and separately appointed by shareholder resolution at our general shareholders’ meetings.

          As required by the STAR Governance Rules, moreover, our Board of Directors also has established an internal control committee that is mainly responsible for assessing the adequacy of our internal control system and for relations with our external auditors.  See “Item 6. Directors, Senior Management and Employees—Board Committees.”  In accordance with the STAR Governance Rules, our internal control committee is composed of non-executive directors, the majority of whom are independent (as defined for purposes of those rules).  See “—Independent Directors.”  Although this committee does not currently serve as our audit committee for purposes of Rule 10A-3 or NYSE listing standards, we expect that, effective no later than July 31, 2005, this committee will serve as our “audit committee” for purposes of complying with Rule 10A-3.  At the time our new corporate governance system enters into force, our Management Control Committee will serve as our audit committee for purposes of complying with Rule 10A-3.  See “—By-Laws—One-Tier Corporate Governance System.”

          Our current system contrasts with the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the Board of Directors’ serving as the sole governing body.  This will no longer be the case when our one-tier governance system takes effect, expected in the spring of 2006.

          Following is a summary of the significant differences between Italian corporate governance rules and practices as we have implemented them and those applicable to U.S. issuers under NYSE listing standards, as set forth in the NYSE Manual.  When relevant, the summary also refers to certain rules that will apply following our planned switch to a one-tier governance system.

Independent Directors

          NYSE domestic company standards.  The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board.  In order for a director to be considered “independent,” the Board of Directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company.  These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.”  More specifically, a director is not independent if such director or an immediate family member, has certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Ownership of a significant amount of stock is not a per se bar to independence.  In addition, a three-year “cooling off” period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.

          Our practice.  Pursuant to the STAR Governance Rules, our Board of Directors must include an adequate number (at least three out of eleven) of non-executive independent directors, such that their views carry significant weight in the adoption of the board’s resolutions.

          Under the STAR Governance Rules, a director is not independent if he or she (i) has significant relationships of an economic nature, directly, indirectly or on behalf of third parties, with the issuer or its affiliates (that is, its subsidiaries, executive directors or controlling shareholder(s)); (ii) holds, directly, indirectly or on behalf of third parties, an equity interest affording control or a significant influence over the issuer; (iii) is a party to a shareholders agreement for the control of the issuer; or (iv) has close family relations with an executive director, controlling shareholder or other persons who do not themselves qualify as independent.  The following economic relationships are deemed significant for purposes of the director independence requirements: (a) business relationships entertained in the current or the previous year, including through companies which the director controls or is an executive director of, unless the relationships are at market conditions, are not such as to influence the director’s autonomous judgment and do not have a value exceeding 5% of the annual turnover of either party to the transaction;  (b) professional services rendered, including through a partnership, in the current or the previous year, unless the services are rendered at market conditions, are not such as to influence the director’s autonomous judgment and the consideration does not exceed 5% of the director’s annual income or €200,000; and (c) employment relationships or serving as an executive director in the previous three years.

          Compliance with the independence requirements is assessed periodically by our Board of Directors.  As of the date of this year’s annual compliance report to the ISE, our board consisted of 11 directors, seven of whom qualified as independent directors under the STAR Governance Rules.

          The members of our board of statutory auditors must meet independence requirements mandated by Italian law.  Statutory auditors’ independence is assessed on the basis of a few general principles, rather than detailed rules.  In particular, a person who (i) is a director, or the spouse or a close relative of a director, of our company or any of our affiliates; (ii) has an employment or consulting or similar relationship with our company or any of our affiliates; or (iii) has an economic relationship with us or any of our affiliates which might compromise his/her independence, cannot be appointed to our board of statutory auditors.  Although there is no formal cooling off requirement, if a statutory auditor who is a registered chartered accountant (i) during his term entertains, or entertained in the two years prior to the appointment, a regular or material consulting relationship with the company that appointed him as statutory auditor or with any of its subsidiaries, or (ii) during his term is employed by, or serves as a director of – or was employed or served as a director in the three years prior to the appointment – the company that appointed him as statutory auditor or any of its controlling entities, such auditor’s license may be suspended or withdrawn.  Finally, we are required to provide in our By-laws a mechanism to permit minority shareholders to elect one statutory auditor.  See “—By-Laws—Current Corporate Governance System—Statutory Auditors.”

          When our one-tier system of corporate governance enters into force, one-third of the members of our Board of Directors will have to meet the independence requirements currently applicable to the members of our board of statutory auditors described above.  See “—Audit Committee and Internal Audit Function” below for a description of the independence requirements of the members of our future Management Control Committee.

Executive Sessions

          NYSE domestic company standards.  In order to empower non-management directors of U.S. companies listed on the NYSE to serve as a more effective check on management, non-management directors must meet regularly in executive sessions, and, if the board includes directors who are not independent, the independent directors must meet alone in an executive session at least once a year.

          Our practice.  In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions.  The members of our board of statutory auditors are and, when the one-tier system of corporate governance enters into force, of our Management Control Committee will be, required to meet at least once every 90 days.

Audit Committee and Internal Audit Function

          NYSE domestic company standards.  U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 and certain additional requirements set by the NYSE.  In particular, all members of this committee must be independent and the committee must adopt a written charter.  The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistleblower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors and (v) the adoption of an annual performance evaluation.  A company must also have an internal audit function, which may be out-sourced, except to the independent auditor.

          Our practice.

          We currently expect our internal control committee to serve as our “audit committee” for purposes of complying with Rule 10A-3, to the extent permitted by Italian law, effective no later than July 31, 2005, until the time when our new corporate governance system takes effect.  Under the one-tier corporate governance system, our Management Control Committee will serve as our audit committee for purposes of Rule 10A-3, to the extent permitted by Italian law.  See “—By-Laws—One-Tier Corporate Governance System.”  We are in the process of determining what specific functions our internal control committee will assume in order to comply with Rule 10A-3 and whether it will undertake to comply with any of the additional requirements under the NYSE listing standards, which are not mandatory for foreign companies listed on the NYSE.

          We will ensure that the members of our internal control committee comply with the independence requirements set out in Rule 10A-3 as from July 31, 2005.  Under the one-tier system of corporate governance, the three members of our Management Control Committee will have to comply with the independence requirements set out in Rule 10A-3 in addition to those set out under the STAR Governance Rules and those currently applicable to the members of our board of statutory auditors, as described in “—Independent Directors” above.

          We have an internal audit function, which we have not outsourced.

Compensation Committee

          NYSE domestic company standards.  Under NYSE standards, the compensation of the chief executive officer of U.S. domestic companies must be approved by a compensation committee (or equivalent) composed entirely of independent directors.  The compensation committee must also make recommendations to the board of directors with regard to the compensation of other executive officers, incentive compensation plans and equity-based plans that are subject to board of directors’ approval.  Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

          Our practice.  As a matter of Italian law, the compensation of executive directors is determined by the Board of Directors, while our shareholders determine the compensation of non-executive directors.  The compensation of our executive directors, including the chairman and the managing director, is proposed by our compensation committee and approved by our Board of Directors.  Our compensation committee also has the authority to determine the remuneration of our senior managers.  See “Item 6. Directors, Senior Management and Employees—Board Committees.”  Our equity-based compensation plans are proposed by our compensation committee and approved by our Board of Directors.  The Corporate Governance Code recommends that a majority of the members of the compensation committee be non-executive directors.  All of the five members of our compensation committee are non-executive directors (three of whom qualify as independent under the STAR Governance Rules).  Our compensation committee does not produce a compensation report.  We disclose the compensation of each of the members of our Board of Directors (including our managing director) in our annual financial statements prepared in accordance with Italian law as well as in Item 6 of this annual report on Form 20-F.

Nominating Committee

          NYSE domestic company standards.  Under NYSE standards, a U.S. domestic company must have a nominating/corporate governance committee (or equivalent) composed entirely of independent directors that, among other things, is responsible for nominating directors and board committee members.

          Our practice.  We do not have a nominating/corporate governance committee (or equivalent) responsible for nominating our directors or our board committee members.  Directors may be nominated by any of our shareholders, and the Board of Directors appoints the members of its committees without prior nomination by any committee.  Under the one-tier corporate governance system, members of our Board of Directors will be elected according to a cumulative voting system, with slates presented by shareholders holding, individually or collectively, at least 2.0% of our shares, so as to allow our minority shareholders to elect one member of our Board of Directors, who will also be appointed by the Board of Directors to be a member of the Management Control Committee.  See “—By-Laws—Current Corporate Governance System—Board of Directors,” and “—By-Laws—One-Tier Corporate Governance System.”

Corporate Governance Guidelines/Code of Business Conduct and Ethics

          NYSE domestic company standards.  Under NYSE standards, a company must adopt governance guidelines and a code of business conduct and ethics for directors, officers and employees.  A company must also publish these items on its website and provide printed copies on request.  Section 406 of the Sarbanes-Oxley Act of 2002 requires a company to disclose whether it has adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and if not, the reasons why it has not done so.  The NYSE listing standards applicable to U.S. companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; legal compliance; and encouraging the reporting of illegal and unethical behavior.  Corporate governance guidelines must address, at a minimum, director qualification standards, responsibilities and compensation; directors’ access to management and independent advisers; management succession; director orientation and continuing education; and an annual performance evaluation of the board.

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

          As noted above, we are required to issue an annual report describing our corporate governance system and disclosing the level of our compliance with the recommendations of the Corporate Governance Code.

Certifications as to Violations of NYSE Standards

          NYSE domestic company standards.  Under NYSE listing standards, the chief executive officer of a U.S. company listed on the NYSE must certify annually to the NYSE that he or she is unaware of any violation by the company of the NYSE corporate governance listing standards, and to disclose that such certification has been made in the company’s annual report to shareholders (or, if no annual report to shareholders is prepared, its annual report on Form 10-K). The chief executive officer must also promptly notify the NYSE in writing if any executive officer of the company becomes aware of any material non-compliance with the NYSE corporate governance listing standards.  A U.S. company listed on the NYSE must also submit an annual written affirmation to the NYSE, within 30 days of its annual shareholders’ meeting and in a form specified by the NYSE, regarding its compliance with applicable NYSE corporate governance standards. A U.S. company listed on the NYSE is further required to submit an interim written affirmation to the NYSE upon the occurrence of specified events, including changes to the board of directors or its audit, nominating/corporate governance or compensation committees and changes in the status of independent directors.

          Our practice.  Under the NYSE rules, as of July 31, 2005, we will be required to submit an annual written affirmation to the NYSE, in a form specified by the NYSE, regarding our compliance with applicable NYSE corporate governance standards.  In 2005, we will be required to submit this written affirmation by August 30.  In subsequent years, we will be required to submit an annual affirmation within 30 days of the filing of our annual report on Form 20-F with the U.S. Securities and Exchange Commission.  Following submission of our initial annual written affirmation, we will also be required to submit to the NYSE an interim written affirmation any time we are no longer eligible to rely on, or choose to no longer rely on, a previously applicable exemption provided by Rule 10A-3, or if a member of such audit committee ceases to be deemed independent or an audit committee member had been added.  In addition, under NYSE rules, our chief executive officer must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by us with NYSE corporate governance standards.

Shareholder Approval of Adoption and Modification of Equity Compensation Plans

          NYSE domestic company standards.  Shareholders of a U.S. company listed on the NYSE must approve the adoption of, and any material revision to, the company’s equity compensation plans, with certain exceptions.

          Our practice.  Although our shareholders must authorize (i) the issuance of shares in connection with capital increases, and (ii) the buy back and resale of our own shares, the adoption of equity compensation plans does not per se require prior approval of our shareholders.

Material Contracts

          On May 9, 2005, DMH and Ducati Corse entered into a €100.0 million Syndicated Loan Facility, with a syndicate of seven Italian banks, under which we have borrowed €63.6 million that is available to us under a five-year credit line, and €36.4 million (of which €16 million was borrowed by Ducati Corse) that is available under a renewable one-year revolving credit line.  Our agreement with regard to the Syndicated Loan Facility is described in more detail in “Item 5. Operating and Financial Review and Prospects—Other Financial Transactions.”

Exchange Controls

          No exchange control consent is required in Italy for the transfer to persons outside of Italy of dividends or other distribution with respect to, or of the proceeds from the sale of, shares of an Italian company.

          However, Italian resident and non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of €12,500 must report all such transfers to the Italian Exchange Office (“Ufficio Italiano Cambi” or “UIC”).  In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspection by Italian tax and judicial authorities.  Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties.  The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

          Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned.  No such tax disclosure is required if (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed €12,500.  Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

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

Taxation

          The following is a summary of certain United States federal and Italian tax matters.  The summary contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by a holder who is a citizen or resident of the United States or who otherwise will be subject to United States federal income tax on a net income basis in respect of the ordinary shares or ADSs.  This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose ordinary shares or ADSs.  In particular, the summary deals only with beneficial owners who will hold ordinary shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10.0% or more of the voting shares of DMH or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies or dealers in securities or currencies, or persons that will hold ordinary shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of ordinary shares or ADSs and one or more other investments.  Nor does this summary discuss the treatment of ordinary shares or ADSs that are held in connection with a permanent establishment through which a non-resident beneficial owner carries on or performs personal services in Italy.

          The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report.  Prospective purchasers and current holders of ordinary shares or ADSs are advised to consult their own tax advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of ordinary shares or ADSs, including, in particular, the effect of any state, local or national tax laws.

          For purposes of the summary, beneficial owners of ordinary shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Treaty”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. holders.”  Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Treaty.  Special rules apply to U.S. holders that are also residents of Italy.  A new tax treaty to replace the current Treaty was signed on August 25, 1999, but has not yet been ratified by Italy. The new treaty would not change significantly the provisions of the current Treaty that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations).  These laws are subject to change, possibly on a retroactive basis. Unless otherwise stated, this summary assumes that a U.S. holder is eligible for the benefits of the Treaty.

          For purposes of the Treaty and the United States Internal Revenue Code of 1986, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the underlying shares represented by those ADSs.

          Tax on Dividends

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

          Alternatively, the 27.0% withholding tax may be reduced pursuant to an income tax convention between Italy and the non-resident holder’s country of residence. The Treaty provides for a 15.0% withholding tax.

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

          Since the shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs.  In order to enable eligible U.S. holders to obtain a reduction at source or a refund of withholding tax under the Treaty, DMH and the Depositary have agreed to certain procedures.  According to such procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required and the deadlines for submission.  The documentation generally will include the holder’s declaration and the tax certification specified under points (i) and (ii) in the preceding paragraph.  In order to comply with the documentation described under point (ii) above, eligible U.S. holders must obtain a certificate of residence from the U.S. Internal Revenue Service (“IRS”) (Form 6166) with respect to each dividend payment, unless a previously filed certification will be effective on the dividend payment date, and produce it together with a statement whereby such holder represents to be a U.S. resident individual or corporation and not to maintain a permanent establishment in Italy. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Form 8802, can be obtained from the IRS website at www.irs.gov. Information appearing on the IRS website is not incorporated by reference into this document.) The time for processing requests for certification by the IRS normally is six to eight weeks.  Accordingly, holders requiring this certification should submit their requests to the IRS as soon as possible after receiving instructions from the Depositary.  In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary.  In all other cases, eligible U.S. holders should deliver the required documentation directly to the Depositary at least five business days prior to the date set for the payment of dividends.

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

          The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. holders of ordinary shares or ADSs will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. The Italian withholding tax (less any refunds to which such holder is entitled under the Treaty) will be treated as a foreign income tax which such holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability.

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to our ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

          The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

          Tax on Capital Gains

          Capital gains realized by non-resident shareholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment through which such shareholders carry on or perform business services in Italy are subject to Italian personal or corporate income tax, for an amount equal to 40% of the overall gain.  Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years.  A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5.0% of a listed company’s total share capital or more than 2.0% of its share capital voting in the ordinary shareholders meeting.  A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding reaches one of the thresholds illustrated above, the shareholder engages in disposals of ordinary shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding.  The taxable gain realized by a non-resident shareholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 43.0%, plus a surcharge generally of up to 1.9%, depending on the municipality in which such non-resident shareholder earns the highest Italian-source income).  The taxable gain realized by a non-resident corporate shareholder would be subject to corporate income tax, currently levied at a rate of 33.0%.

          Generally, a capital gains tax (“CGT”), levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy.  A “non-qualified” shareholding is constituted by an interest in DMH which does not reach the thresholds described above.  However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as the DMH shares, even when such shareholdings are held in Italy.

          Furthermore, pursuant to the Treaty, a U.S. holder will not be subject to Italian tax on any realized gains unless such U.S. holder has a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected.  To this end, U.S. holders selling ordinary shares or ADSs and claiming Treaty benefits may be required to produce appropriate documentation establishing that the above mentioned conditions have been met.  Other countries have executed income tax conventions with Italy providing for a similar treatment of Italian tax on capital gains.  No tax on capital gains will be imposed on the deposit or withdrawal of shares in return for ADSs.  U.S. holders of ordinary shares or ADSs will be subject to U.S. federal income tax on any capital gains to the same extent as on other gains from the disposition of stock.

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

          Taxation of Distributions from Capital Reserves

          Special Italian tax rules apply to the distribution of capital reserves. Under certain circumstances, such a distribution may be considered as taxable income in the hands of the recipient depending on the reserves of the distributing company outstanding at the time of distribution and the actual nature of the reserves distributed. The application of such rules may also have an impact on the tax basis in the ordinary shares or ADSs held and/or the characterization of any taxable income received and the tax regime applicable to it. Non-resident shareholders may be subject to withholding tax and CGT as a result of such rules. You should consult your tax advisor in connection with any distribution of capital reserves.

          Transfer Tax

          An Italian transfer tax is normally payable on the transfer of shares in an Italian company.  The transfer tax will not be payable with respect to any transfer of ordinary shares or ADSs involving non-Italian residents concluded either on a regulated market or with a bank or an investment services company.

          Estate and Gift Tax

          As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of ordinary shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

          However, should a gift of ordinary shares or ADSs for a value exceeding the materiality threshold of €180,759.91 occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of €168 would be due insofar as the gift agreement is either executed or registered in Italy.  The materiality threshold is increased to €516,456.91 in case the beneficiary is a person with a handicap recognized pursuant to applicable law.

Documents on Display

          We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers.  In accordance therewith, we file reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the U.S. Securities and Exchange Commission.  These materials, including this annual report on Form 20-F, are available for inspection and copying at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  As a foreign private issuer, we were not required to make filings with the Commission by electronic means prior to November 4, 2002.  Any filings we make electronically will be available to the public over the Internet at the Commission’s website at www.sec.gov.  Information appearing on the Commission’s website is not incorporated by reference into this annual report.  This annual report and other reports and information filed by us with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

          Our primary market risk exposure is foreign currency risk, which can adversely affect our sales and operating profits.  To manage this risk, we enter into forward exchange contracts.  At December 31, 2004, we had €23.9 million in forward exchange contracts, compared to €72.3 million at December 31, 2003.  We are also exposed to interest rate risk associated with short and long-term bank loans bearing variable interest rates.  To manage this interest rate risk exposure, we enter into interest rate swap agreements.

          The following discussion should be read in conjunction with Notes 1(c), 18, 29 and 31 to our audited financial statements, which provide more information on our derivative instruments.

Exchange Rate Sensitivity

          As our sales are denominated in various foreign currencies (primarily the U.S. dollar, Japanese yen and U.K. pound sterling, in which collectively 31.1% of our sales were denominated in 2004), our sales and operating results are affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses.  If the average exchange rate of the U.S. dollar, the Japanese yen and the U.K. pound sterling against the euro had decreased by 10.0% in 2004, we estimate that our operating income for the year ended December 31, 2004, would have decreased by €8.0 million.

          We engage in certain foreign exchange transactions to hedge portions of our transactional exposure to fluctuations in exchange rates between the euro and these foreign currencies.  Our management’s policy until December 2003 was to hedge approximately 75.0% of the estimate of annual sales denominated in foreign currencies made in connection with our annual budget.  Beginning January 2004, we hedged 100% of the expected cash flow from sales denominated in foreign currencies for the subsequent 18 months on a rolling basis.  However, at the end of 2004, we revised our hedging policy again in connection among other things with the transition to IFRS; our new hedging policy consists of six-month rolling coverage that is consistent with the amount of our orders and receivables in currencies that we normally have in place.  We are not a party to leveraged derivatives and do not hold or issue derivative instruments for speculative purposes.

          The table below provides information at December 31, 2004, about our receivables and derivative financial instruments by functional currency and presents such information in euro.  The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates.  The estimated fair value of receivables is considered to approximate their carrying value because receivables have a short maturity.  For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.  These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

	Expected Maturity Date

At December 31, 2004	2005	2006	2007	2008	2009	Beyond 2009	Total	Fair Value

	(euro equivalent in thousands, except exchange rate information)
Receivables
U.K. Pound Sterling	8,258	—	—	—	—	—	8,258	8,258
U.S. Dollar	31,864	—	—	—	—	—	31,864	31,864
Japanese Yen	27,728	—	—	—	—	—	27,728	27,728
Australian Dollar	4,782	—	—	—	—	—	4,782	4,782
CHF (Swiss francs)	3,383	—	—	—	—	—	3,383	3,383
Forward Exchange Contracts
U.K. Pound Sterling
Notional Amount	4,279	—	—	—	—	—	4,279	67
Average contract exchange rate	0.7011	—	—	—	—	—	0.7011	—
U.S. Dollar
Notional Amount	11,971	—	—	—	—	—	11,971	1,344
Average contract exchange rate	1.2113	—	—	—	—	—	1.2113	—
Japanese Yen
Notional Amount	3,986	—	—	—	—	—	3,986	376
Average contract exchange rate	125.433	—	—	—	—	—	125.433	—
Australian Dollar
Notional Amount	1,680	—	—	—	—	—	1,680	(21)
Average contract exchange rate	1.7862	—	—	—	—	—	1.7862	—
CHF
Notional Amount	1,970	—	—	—	—	—	1,970	19
Average contract exchange rate	1.5228	—	—	—	—	—	1.5228	—
Options
U.S. Dollar	8,462	—	—	—	—	—	8,462	458
Japanese Yen	5,556	—	—	—	—	—	5,556	203

          At December 31, 2004, the aggregate notional amount of our outstanding forward exchange contracts was €23.9 million.  We had forward exchange contracts denominated in U.K. pounds sterling with a notional amount of €4.3 million (with an average contract exchange rate of £0.7011); in U.S. dollars with a notional amount of €12 million (with an average contract exchange rate of US$1.2113); in Australian dollars with a notional amount of €1.7 million (with an average contract exchange rate of AUD 1.7862); in Japanese yen with a notional amount of €4.0 million (with an average contract exchange rate of JPY 125.433); and in Swiss franc with a notional amount of €2.0 million (with an average contract exchange rate of CHF 1.5228).

Interest Rate Sensitivity

          In 2004, our primary source of debt financing was our notes due May 31, 2005 (the “Notes”), which were subject to a fixed interest rate of 6.50% per annum and did not expose us to substantial market risk for changes in interest rates.  Our other source of debt financing was short- and long-term financings that we obtained under commercial bank credit facilities available to us on which we were charged a variable interest rate and which exposed us to greater market risk for changes in interest rates.  However, as described below, by using interest rate swaps related to these loans, we effectively converted our debt under these loan agreements into fixed rate debt to minimize our interest rate risks.

          On May 30, 2003, we obtained two such short-term bank loans in an aggregate principal amount of €10.3 million in order to repurchase a portion of the Notes and reduce associated interest rate costs.  These two bank loans were initially repayable within 18 months less one day and bore interest at 3-month Euribor, but the maturity was extended in November 2004 to March 15, 2005.  To hedge the risk associated with this variable interest rate, we entered into interest rate swap agreements that fixed the interest rate at 2.95% on a notional amount of €5.3 million and 2.8% on a notional amount of €5.0 million, for an aggregate notional amount equaling €10.3 million principal amount of the short-term loans.

          In 2003 and 2004, we obtained several other loans in order to repurchase further portions of the Notes and further reduce associated interest rate costs.  On October 27, 2003, we obtained a short-term bank loan in a principal amount of €5.0 million, repayable within 18 months less one day, bearing interest at 3-month Euribor and linked to an interest-rate swap that fixed the interest rate at 2.72%.  On February 13, 2004, we obtained €10.0 million bank loan repayable within 18 months less one day, bearing interest at 3-month Euribor and linked to an interest-rate swap that fixed the interest rate at 2.215%. On March 15, 2004, we obtained a €5.0 million, 15-month bank loan, bearing interest at 3-month Euribor and linked to an interest-rate swap that fixed the interest rate at 2.095%. On September 1, 2004, we obtained a short-term bank loan due May 31, 2005, in a principal amount of €3.1 million, bearing interest at 9-month Euribor at 2.224%.  On December 8, 2004, we used a short-term bank loan due May 31 2005, in a principal amount of €1.3 million, bearing interest at 6-month Euribor at 2.191%.  On December 14, 2004, we used a short-term bank loan due May 31 2005, in a principal amount of €2.4 million, bearing interest at 6-month Euribor at 2.188%.

          A hypothetical, instantaneous increase of one percentage point in the interest rates applicable to our variable interest rate debt would have increased our interest expense for the year ended December 31, 2004 by approximately €0.66 million.  This sensitivity analysis is calculated for the drawn down credit lines with variable interest rates (drawn down credit lines with fixed interest and drawn down credit lines with variable interest rates with collateral interest rate swap transactions are not included).

          On May 9, 2005, we entered into the Syndicated Loan Facility and used the €63.6 million, five-year credit line under the facility to repay the €54.2 million outstanding principal amount of our Notes and to repay loans taken out to repurchase part of our notes.  See “Item 5.  Operating and Financial Review and Prospects—Other Financial Transactions—Syndicated Loan Facility.”  The Syndicated Loan Facility is now our primary source of debt financing and bears interest at variable interest rates.  We are managing our interest rate exposure under the five-year credit line of €63.6 million through the use of an interest rate swap entered into on May19, 2005, that effectively fixes the interest rate on the five-year credit line at 2.755%.

          Actual results in the future may differ materially from these estimated results due to actual developments in global financial markets.  The analysis methods we used to assess and mitigate the risks discussed above should not be considered projections of future events or losses.

Item 12.  Description of Securities Other than Equity Securities

          Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

Item 15.  Disclosure Controls and Procedures

          As of December 31, 2004, we carried out an evaluation under the supervision and with the participation of our management, including our managing director and manager of finance, of the effectiveness of the design and operation of our disclosure controls and procedures.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, our managing director and manager of finance concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

          There was no change in our internal control over financial reporting during 2004 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

          We are not currently required to, and do not, have an audit committee.  We expect that our internal control committee will assume the role of our audit committee for purposes of complying with Rule 10A-3, to the extent permitted by Italian law, effective no later than July 31, 2005.  Our Board of Directors intends to determine which member(s) of our internal control committee qualifies as an “audit committee financial expert” within the meaning of this Item 16A by that time.

Item 16B.  Code of Ethics

          We have adopted a code of ethics, made up of a code of conduct, a code of ethics and our guidelines for the treatment of confidential information, that, collectively, constitute a “code of ethics” as defined in Item 16B of Form 20-F under the Exchange Act.  Our code of ethics applies to our managing director, to our manager of finance and to persons performing similar functions, as well as to our directors, other officers and employees.  Our code of ethics is available on our website at www.ducati.com. If we amend the provisions of our code of ethics that apply to our managing director and to our manager of finance and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.  Information appearing on the website is not incorporated by reference into this annual report.

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

          The following table sets forth the fees billed to us by our independent auditors, KPMG S.p.A. (“KPMG”), during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(in thousand of euro)
Audit fees	351	513
Audit-related fees	8	317
Tax fees	174	40
Other fees	—	—

Total fees	533	870

          Audit fees in the above table are the aggregate fees billed by KPMG to the various companies of the Group in connection with the audit of our annual financial statements and the review of our interim financial statements.  Audit-related fees in the above table are the aggregate fees billed by KPMG for other services, primarily provided in relation to accounting due diligence to support our evaluation of potential acquisitions, the transition to IFRS, and the opinion we are required by law to obtain in connection with the increase in capital relating to our stock option plans.  Tax fees in the above table are fees billed by KPMG for tax compliance and other tax advice.  All audit and non-audit services were pre-approved by our internal control committee.

Audit Committee Approval Policies and Procedures

          For the appointment of our independent auditor, as required under Italian law, our Board of Directors submits a resolution, together with a favorable recommendation from our Board of Statutory Auditors, to our shareholders’ meeting, which is responsible for the appointment.  On May 6, 2004, our shareholders appointed KPMG as our independent auditors for a third consecutive three-year term.  See “Item 10. Additional Information—By-Laws—External Auditors.”

          Until our new corporate governance system enters into force, our internal control committee will act as our audit committee, to the extent permitted by Italian law, starting no later than July 31, 2005.  Our internal control committee, upon the proposal of our chief financial officer, issues prior approval of the performance by our independent auditors or other entities affiliated with our independent auditors of audit-related and permitted non-audit services.  The internal control committee delegates to its president the authority to pre-approve proposals for consultations and services by the independent auditors up to a maximum expenditure of €20,000 per year, subject to subsequent approval by the full committee.  The internal control committee reviews and must pre-approve any proposals for the eventual performance by our independent auditors of audit-related services above that maximum amount.

          When our new corporate governance system enters into force, which is expected in spring of 2006, our Management Control Committee will replace the internal control committee and will serve as our audit committee.  See “Item 10. Additional Information—By-Laws—One-Tier Corporate Governance System”

Item 16D.  Exemptions from the Listing Standards for Audit Committees

                    Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchaser

          The following table provides information on Ducati’s purchases of its shares in 2004:

2004	Total Number of Shares Purchased (a)	Average Price Paid per Share in euro (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (d)

January 1-31				15,556,800
February 1-29				15,556,800
March 1-31				15,556,800
April 1-30				15,556,800
May 1-31	396,971	1.1896285	396,971	15,159,829
June 1-30	903,172	1.1633985	903,172	14,256,657
July 1-31	536,526	1.1319838	536,526	13,720,131
August 1-31	857,476	1.0695029	857,476	12,862,655
September 1-30	338,615	1.0945175	338,615	12,524,040
October 1-31	193,254	1.0845625	193,254	12,330,786
November 1-30	250,000	0.9946400	250,000	12,080,786
December 1-31	—	—	—	12,080,786
Total	3,476,014	1.1151523	3,476,014	12,080,786

(a) Ducati did not make any repurchases of its ordinary shares outside of its announced share repurchase program in 2004. No repurchases of shares were made in the first six months of 2005.

(c), (d) At a May 6, 2004, meeting, our shareholders approved a plan (the “2004 Buy Back Plan”) pursuant to which, at the direction of our Managing Director, duly empowered by our Board of Directors, we were authorized to repurchase on the Telematico up to 15,556,800 of our shares (representing approximately 9.8% of our issued and paid-in share capital at the time), in order to:

•	retain such shares as treasury shares;

•	transfer such shares either to beneficiaries of the Employee Stock Ownership Plan and the 1999 Stock Option Plan as required thereunder; or

•	dispose, subject to applicable law, of such shares on the Telematico to maintain liquidity of our shares on such stock exchange.

          At the annual general meeting on May 5, 2005, our shareholders approved the 2005 Buy Back Plan for 2005, which replaced the 2004 Buy Back Plan.  See “Item 10. Additional Information—Buy Back Plan.”

Item 17.  Financial Statements

          Not applicable.

Item 18.  Financial Statements

Item 19.  Exhibits

Exhibit Number	Description

1.1	By-laws of the Company, amended and restated as of June 15, 2005 (in English translation).

1.2

Form of Amended and Restated By-laws of the Company, adopted at the shareholders’ meeting on May 5, 2005, and to enter into effect at the time of the first ordinary shareholders’ meeting thereafter (in English translation).

2.1

Deposit Agreement among Ducati Motor Holding S.p.A. and The Bank of New York, as Depositary, and the owners of American Depositary Receipts, dated March 31, 1999 (incorporated by reference to our Registration Statement on Form F-6, File No. 333-10026).

4.1

Summary in the English language of the Syndicated Loan Facility among Ducati Motor Holding S.p.A., Ducati Corse S.r.l., UniCredit Banca Mobiliare S.p.A., as Administrative Agent, and the lenders named therein, dated May 9, 2005, in the aggregate principal amount of €100,000,000.

8	Subsidiaries as of the end of the year covered by this annual report: see “Item 4. Information on the Company—Organizational Structure.”

12.1	Certification by Federico Minoli, Managing Director, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Enrico D’Onofrio, Manager of Finance, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DUCATI MOTOR HOLDING S.P.A.

/s/ FEDERICO MINOLI

Federico Minoli
Managing Director

/s/ ENRICO D’ONOFRIO

Enrico D’Onofrio
Manager of Finance
Date: June 30, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ducati Motor Holding S.p.A.

          We have audited the accompanying consolidated balance sheets of Ducati Motor Holding S.p.A. and subsidiaries at December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule (Schedule II — Valuation and Qualifying Accounts). These consolidated financial statements and the financial statement schedule are the responsibility of the management of Ducati Motor Holding S.p.A. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ducati Motor Holding S.p.A. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in Italy. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements as a whole, present fairly, in all material respects, the information set forth therein.

          As more fully described in the Notes, in 2004 the Group, also on the basis of an independent appraisal, has analyzed the residual useful life of the various categories of property, plant and equipment. Based on the outcome of the analysis, the Group changed the depreciation rates of certain fixed assets. The related effects on the consolidated financial statements as of and for the year ended December 31, 2004 are described in Note 1.c.

          Established accounting principles in the Republic of Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 29, 30 and 31 to the consolidated financial statements.

/s/ KPMG S.p.A.

Bologna, Italy

April 13, 2005,
except for Note 32, which is as of June 1, 2005

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Balance Sheets
(expressed in € ‘000)

	December 31, 2003	December 31, 2004

ASSETS
Current assets:
Cash and cash equivalents (note 2)	23,582	30,044
Trade receivables, net (note 3)	80,421	84,332
Inventories (note 4)	104,774	92,293
Deferred income tax assets (note 27)	12,506	4,018
Other current assets (note 5)	13,695	29,070

Total current assets	234,978	239,757

Non-current assets:
Property, plant and equipment, net	126,758	136,787
Less accumulated depreciation	(59,591)	(73,944)
Property, plant and equipment, net (note 6)	67,167	62,843
Intangible assets, net (note 7)	124,721	119,650
Equity investments (note 8)	12	20
Deferred income tax assets (note 27)	11,546	16,595
Other long-term assets (note 9)	25,550	10,403

Total assets	463,974	449,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowings (note 10)	65,587	93,738
Current portion of long-term debt (note 10)	3,740	61,849
Accounts payable — trade (note 11)	89,503	77,112
Deferred income taxes (note 27)	3,768	3,433
Accrued expenses and other liabilities (note 12)	15,930	15,936
Provisions for risks and charges — current portion (note 13)	4,011	4,726
Income and other taxes payable (notes 14 and 27)	9,664	8,298

Total current liabilities	192,203	265,092
Long-term liabilities:
Long-term debt, less current portion (note 10)	81,882	7,116
Employees’ leaving entitlements (note 15)	8,277	9,253
Deferred income taxes (note 27)	3,173	3,129
Income and other taxes payable (note 14)	2,583	1,292
Other long-term liabilities (notes 10 and 16)	14,939	11,869
Provisions for risks and charges-long term portion (note 13)	2,518	1,663

Total long-term liabilities	113,372	34,322

Total liabilities	305,575	299,414

Shareholders’ equity: (note 17)
Share capital	82,420	82,590
Share premium	19,488	16,662
Other reserves	49,909	52,801
Retained earnings (losses)	6,048	(1,741)
Foreign currency translation adjustment	534	(474)

Total Group shareholders’ equity	158,399	149,838

Minority interest	—	16
Commitments and contingent liabilities (notes 10 and 18)	—	—
Total liabilities and shareholders’ equity	463,974	449,268

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Statements of Operations
(expressed in € ‘000, except per share data which is stated in €)

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

Net sales (note 19)	412,971	388,241	382,762
Cost of goods sold (excluding depreciation) (note 20)	(249,264)	(253,406)	(244,846)

Gross profit (excluding depreciation) (note 19)	163,707	134,835	137,916

Selling, general and administrative expenses (excluding depreciation) (note 21)	(122,032)	(112,806)	(123,550)
Depreciation of property, plant and equipment (note 22)	(11,993)	(15,013)	(14,718)
Amortization of intangible assets (note 23)	(21,991)	(23,876)	(20,801)
Other operating revenues (note 24)	10,795	23,178	24,718

Operating income	18,486	6,318	3,565
Interest income (note 25)	1,380	2,198	2,320
Interest expense (note 25)	(12,852)	(11,471)	(11,774)
Foreign exchange gain/(loss), net	1,363	2,517	4,690
Other non-operating income/(expense), net (note 26)	134	558	(564)
Profit (loss) before income taxes	8,511	120	(1,763)
Income taxes (note 27)	(1,986)	(80)	(6,026)

Net profit /(loss)	6,525	40	(7,789)

Net profit (loss) per share	0.04	—	(0.05)
Number of shares outstanding (note 17)	158,500,963	158,500,963	158,826,407

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Statements of Shareholders’ Equity
(expressed in € ‘000, except share data which is stated in number of shares)

	Share capital		Share premium	Other reserves (note 17)	Retained earnings/ (deficit)	Foreign currency translation adjustment	Total Shareholders’ equity

	Shares	Amount

Balance at December 31, 2001	158,500,963	82,420	21,316	27,392	20,173	3,296	154,597
Capital increases	—	—	—	—	—	—	—
Allocation to other reserves/ reclassification (note 17)	—	—	(1,437)	99	1,338		—
Foreign currency translation	—	—	—	—	—	(1,381)	(1,381)
Net profit of the year	—	—	—	—	6,525	—	6,525
Balance at December 31, 2002	158,500,963	82,420	19,879	27,491	28,036	1,915	159,741
Capital increases	—	—	—	—	—	—	—
Allocation to other reserves/ reclassification (note 17)	—	—	(391)	22,418	(22,028)	—	—
Foreign currency translation	—	—	—	—	—	(1,381)	(1,381)
Net profit of the year	—	—	—	—	40	—	40
Balance at December 31, 2003	158,500,963	82,420	19,488	49,909	6,048	534	158,399
Capital increases	325,444	170	66				236
Allocation to other reserves/ reclassification (note 17)			(2,892)	2,892			—
Foreign currency translation						(1,008)	(1,008)
Net profit (loss) of the year					(7,789)		(7,789)
Balance at December 31, 2004	158,826,407	82,590	16,662	52,801	(1,741)	(474)	149,838

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries

Consolidated Statements of Cash Flows
(expressed in € ‘000)

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

Cash flow from operating activities:
Net profit /(loss)	6,525	40	(7,789)
Change in minority interest	—	—	16
Adjustment to reconcile net profit to net cash provided by operating activities
Foreign exchange translation adjustment	(1,380)	(1,381)	(1,009)
Amortization of intangible assets	21,991	23,876	20,801
Depreciation of property, plant and equipment	11,993	15,013	14,718
Employees’ leaving entitlement	1,407	1,151	976
Changes in operating assets and liabilities
Trade receivables	15,985	1,621	(3,912)
Inventories	(13,791)	6,653	12,481
Other current assets	(5,669)	(8,775)	(336)
Deferred taxes	(1,639)	6,941	(371)
Trade payables	8,363	(5,611)	(12,391)
Payables, accrued expenses and other current liabilities	1,126	(10,949)	593
Net cash provided by operating activities	44,911	28,579	23,777
Cash flow from investing activities
Net purchase of property, plant and equipment	(23,819)	(15,746)	(10,394)
Net purchase of intangible assets	(20,509)	(18,110)	(15,730)
Sale/(purchase) of equity investments	—	—	—
Sale/(purchase) of long-term assets	(17)	66	148
Net cash used in investing activities	(44,345)	(33,790)	(25,976)
Cash flow from financing activities
Proceeds from issuance of ordinary shares	—	—	236
Movements in bank borrowings — short term and long term	(310)	30,169	29,925
Other long term assets	—	(25,336)	(21,500)
Net cash provided/(used) by financing activities	(310)	4,833	8,661
Net increase (decrease) in cash and cash equivalents	255	(378)	6,462
Cash and cash equivalents at beginning of year	23,705	23,960	23,582
Cash and cash equivalents at end of year	23,960	23,582	30,044

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries
Notes to consolidated financial statements

1. Corporate events, organization and summary of significant accounting policies

          1.a Corporate events in the year ended December 31, 2004

          On January 27, 2004, Ducati Corse S.r.l. transferred 1% of the quota capital of Ducati.Com S.r.l. to Ducati Motor Holding S.p.A. Furthermore, Ducati Benelux B.V. changed its name to Ducati North Europe B.V. on February 11, 2004.

          On April 14, 2004, Ducati Retail S.r.l. was incorporated, held 99% by Ducati Motor Holding S.p.A. and 1% by third parties. This new subsidiary will be responsible for the retail sales of Ducati products in areas not served by the established distribution network. Sales activity will principally comprise the placement of motorcycles used by journalists at shows and trade fairs, as well as the retailing of clothes and accessories in the shop located at Bologna airport.

          On  May  6,  2004, Ducati Consulting S.r.l. was incorporated,  held 85% by Ducati Motor Holding S.p.A. and 15% by third parties. This new subsidiary will provide consultancy and logistic services to all businesses within the Ducati Group, as well as to their suppliers and third parties in general.

          On December 10, 2004, Ducati.Com S.r.l., wholly owned subsidiary, was incorporated by Ducati Motor Holding S.p.A. This merger, which took legal effect from December 31, 2004, has tax and accounting effect from  January 1, 2004.

          On November 25, 2004 the Board of Directors of Ducati Corse S.r.l. and the Board of Directors of Ducati Motor Holding S.p.A. approved the intercompany transfer of the “Ducati Corse” brand name (name and team logo) from Ducati Motor Holding S.p.A. to Ducati Corse S.r.l. at a value, determined by independent professionals, of € 23 million plus VAT. The transfer resulted for Ducati Motor Holding S.p.A. in an intercompany gain of € 23 million, as the net book value of the “Ducati Corse” brand name was nil. Such intercompany gain has been eliminated in consolidation.

          The reasons for this transfer of the brand name to Ducati Corse S.r.l. take into account that this company, being directly involved in performing the activities that most enhance the value of the brand, is in the best position to develop it; in addition, consistent with the Ducati Group’s strategies, this transaction more appropriately diversifies the “Ducati Corse” brand from the other “Ducati” brands, considering the way it is used and its target.

Corporate boards

          As of December 31, 2004, the  Board of Directors is made up of:

Federico Minoli	Chairman , Managing Director and Member of the Executive Committee
Giorgio Seragnoli	Vice-Chairman, Member of the Executive Committee
Mauro Benetton	Director
David Bonderman	Director, Member of the Compensation Committee
Abel Halpern	Director, Member of the Executive Committee and of the Compensation Committee
Paolo Pietrogrande	Director, Member of the Compensation Committee and of the Internal Control Committee
Dante Razzano	Director, Member of the Executive Committee and of the Compensation Committee
Ulrich Weiss	Director, Member of the Compensation Committee and of the Internal Control Committee
A.M. Marcello Foti	Director, Chairman of the Internal Control Committee
Andrea Lipparini	Director
Giles Thorley	Director

          At the meeting held on March 5, 2003, the Board of Directors of Ducati Motor Holding S.p.A. (“Holding” or “DMH” or the “Parent Company”) confirmed Federico Minoli as Chairman of the Board of Directors and appointed him as Managing Director, granting him all the powers of ordinary and extraordinary administration exercised by the previous Managing Director, Carlo Di Biagio, as authorised by the Board of Directors on May 9, 2002 (without prejudice to the concurrent powers granted to the Board and to the Executive Committee), with the sole exception of those that by law or under the articles of association cannot be delegated. Pursuant to art. 16.3 of the articles of association, Federico Minoli, in view of his role as Managing Director, continues to have the right to sit on the Executive Committee. Following the resignation of Carlo Di Biagio, the Executive Committee has been reduced to four members; however, the powers delegated to the Executive Committee remain the same as those authorised by the Board of Directors on May 9, 2002.

The Board also resolved to modify the remuneration and the special termination indemnity of Federico Minoli (both as Chairman and as Managing Director) as follows: (i) confirmation of the right to receive the retention bonuses previously allocated to him by the Board in his role as Chairman; (ii) confirmation of the allocation of an indemnity on termination as President and Managing Director of the Company of US$ 1.2 million, to be paid in case he is not reappointed as Chairman of DMH or dismissed from office for reasons other than just cause (“giusta causa” or “giustificato motivo”) before the officer’s 60th birthday; (iii) recognition of compensation as Managing Director of € 250,000; (iv) confirmation of his compensation as Chairman and CEO of Ducati North America, a subsidiary, of US$ 400,000 (plus fixed bonus and benefits).

          On  May 6, 2004, the Shareholder’s Meeting replaced David Choi, who had resigned as a Director, by appointing Giles Thorley who, until that date, had served as a director co-opted by the Board of Directors.

          Giles Thorley will remain a director until approval of the financial statements as of December 31, 2004 and his annual remuneration will be € 15,000, in addition to the reimbursement of travel and other expenses incurred in the performance of his duties.

          The Shareholders’ Meeting  also renewed the Board of Statutory Auditors, which will remain in office until approval of the financial statements as of  December 31, 2006.  The members and their duties are indicated below:

-	Matteo Tamburini, Chairman of the Board of Statutory Auditors;
-	Italo Giorgio Minguzzi, Statutory Auditor;
-	Francesco Serantoni, Statutory Auditor;
-	Gian Luca Nanni Costa, Alternate Auditor;
-	Salvatore Lantino, Alternate Auditor;

          Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance by listed companies (the “Code”), it is confirmed that suitable information about corporate governance arrangements is provided each year at the shareholders’ meeting, via a special report prepared in accordance with Stock Exchange guidelines.

          At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these latter documents, approved on  November 14, 2002, were modified slightly by the Board of Directors of Ducati Motor Holding S.p.A. on  November 5, 2003.

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

          The total estimated cost of the severance incentives envisaged in the above plan was originally about € 4 million. The cost of the reorganization plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard No. 19.  In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganization plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations.  In the circumstances, this reorganization plan was formally approved by the Board of Directors of the parent company at meetings held on March 5, (first part) and April 8, 2003 (second part), while the revised estimate of the total cost was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on February 12, 2004.

          Ducati Motor Holding S.p.A. also decided to incorporate its wholly owned subsidiary  Ducati.Com S.r.l. This merger, permitted under arts. 2501 – 2505 quater of the Italian Civil Code, as modified by Decree 6 dated January 17, 2003, was proposed in order to rationalise and centralise the Group’s treasury and financial management, as well as to eliminate the duplication of legal and administrative structures and the related costs, charges and bureaucratic requirements.

          The process commenced with approval of the merger document by the Board of Directors of the parent company at a meeting held on March 11, 2004 (art. 2501 bis of the Italian Civil Code) and was implemented on  December 10, 2004. The merger deed was recorded at the company register prior to the end of 2004 and took full legal effect at that time (art. 2504 bis, para. 2). In particular, the merger took legal effect from  December 31, 2004, and tax and accounting effect from  January 1, 2004.

          The following resolutions, among others, was adopted at the Shareholders’ Meeting of Ducati Motor Holding S.p.A. held on  May 6, 2004:

-

Authorisation granted to the Board of Directors to purchase and transfer blocks of own shares pursuant to arts. 2357 and 2357 ter of the Italian Civil Code and art. 132 of Decree 58/98 and the related enabling regulations, comprising up to 15,556,800 shares, nominal value Euro 0.52 each, representing about 9.8% of the current issued and fully-paid share capital, to be implemented on one or more occasions, within 18 months of the date of the resolution (May 6, 2004), with an investment of not more than € 27.058 million, being the value of distributable reserves and retained earnings reported in the financial statements as of December 31, 2003, on the condition that the minimum purchase price of each share must not be more than 10% (ten percent) below the reference price for the shares recorded on the Screen-Traded Market administered by Borsa Italiana S.p.A. on the day prior to each individual purchase, and must not be more than 10% (ten percent) above than the reference price for the shares recorded on the Screen-Traded Market administered by Borsa Italiana S.p.A. on the day prior to each individual purchase.

-	Approval of the proposed merger of Ducati.Com S.r.l. into Ducati Motor Holding S.p.A. pursuant to art. 2502 of the Italian Civil Code.

-

Approval of a proposed divisible share capital increase for cash, with premium if appropriate, with the waiver of pre-emption rights pursuant to para. 8 of art. 2441 of the Italian Civil Code, to service the company’s stock option plan reserved solely for employees of the Ducati Group.  This increase, with a maximum value of € 824,200 and therefore not exceeding 1% of the current share capital, must be implemented by and not after July 31, 2011, via the issue of a maximum of 1,585,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation.  The increase is subject to all the conditions specified in the Plan and the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the exercise of the option rights granted for 2004 to those Employee Beneficiaries whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.3170 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in.

-	Re-writing of the entire articles of association with changes to arts. 5 and 12 of the sharehoder’s meeting regulations, following the reform of company law.

-

Transformation of the revaluation reserve pursuant to Law 342/2000, as modified by Law 350/2003 – amounting to € 22,027,000 net of the 19% flat-rate tax - into a distributable reserve so that it can be used by the company for the purchase and transfer of own shares.

          In addition, the following information was provided at the Shareholders’ Meeting held on  May 6, 2004:

-

modification of the regulations regarding the granting of additional stock appreciation rights and/or rights to subscribe for or purchase shares that allow directors and managers (including employees, whether managers or not, collaborators and consultants) (the “Beneficiaries”) to subscribe for or purchase ordinary shares in the company, or to obtain an equivalent sum of money, the summary document for which is officially held on file by the Company, following modifications made by the Board on  March 3, 2000,  February 14, 2002 and  February 13, 2003 (the “Plan”) specifically to include the Ducati Group’s 5th and 6th grade employees as potential Beneficiaries under the Plan, with the clarification that the Plan, modified as agreed, was attached to the Proposal Report presented to the Shareholders’ Meeting;

-

granting of options that the Board of Directors has resolved to grant for the current year, with the clarification that these comprise 3,170,000 options representing about 2% of the company’s shares in circulation, of which 500,000 have been granted to Federico Minoli as Chairman and Managing Director of the company, while the remainder (2,670,000 options) have been granted to appropriately selected Beneficiaries;

-

adoption by the company of the recommendations contained in the Code for the Self-Regulation of companies listed by Borsa Italiana S.p.A. and of its own system of “Corporate Governance”; a Report was also prepared pursuant to and for the effects of the Instructions attached to the Stockmarket Regulations - Section IA.2.12.

          Significant events subsequent to December 31, 2004

          Subsequent to the year end, Alessandro Foti resigned as a member and Chairman of the Internal Audit Committee of Ducati Motor Holding S.p.A..

          On  January 19, 2005, the company’s Board of Directors appointed Andrea Lipparini as a member of the Internal Audit Committee to replace Alessandro Foti.

          On March 10, 2005, considering that the management incentive bonuses (“Bonus System”) are not payable for 2004  and have been suspended for 2005 and in order to avoid a general demotivation in the management, the Board of Directors resolved to grant a special bonus should the Company’s 2005 EBITDA exceed Euro 50 million (“Special Bonus”). The Special Bonus should be granted to the same individuals who would have been beneficiaries of the 2004 Bonus System (if it had been implemented and unless the Managing Director deems it inappropriate in specific cases) up to a maximum aggregate amount of Euro 2.5 million in excess of the above 50 million threshold. The Special Bonus will be granted considering also the individual performance to be assessed by senior management responsible for each beneficiary. The Compensation Committee will assess the performance of the Managing Director himself, who is to be regarded as included among the beneficiaries of the Special Bonus in lieu of the bonus system applicable to him for 2005.

          In addition, on the same date the Board of Directors resolved to propose to the Shareholders Meeting to be convened, the possible buy back and disposal of Company’s own shares. Taking into consideration that, according to the draft financial statements approved by the Board, a sum of approximately € 34,379 thousand can be considered as available reserves and that currently the Company owns 3,769,249 treasury shares, the proposed share buy-back will involve the purchase, to be carried out in one or more instalments, of a maximum of 12,110,000 Ducati Motor Holding S.p.A. ordinary shares (representing approximately the 7.6% of the issued and paid-in share capital). Said maximum amount of shares has been determined based on their current market price, which is equal to approximately € 1.0880. The possible aims of the proposed share buy-back include:

(i) to allow the Company to sell Company’s treasury shares - in addition to or as an alternative to the offer of new shares issued in accordance with the share capital increases that were approved or will be approved - to the beneficiaries of the “plan concerning the granting of stock appreciation rights and/or rights of stock subscription and/or purchase” adopted by the resolution of the Compensation Committee held on September 6, 1999, and subsequently amended;

(ii) to allow the Company to implement the “Employee Stock Ownership Plan”, or “ESOP”, adopted by the Board on February 14, 2002; and

(iii) to allow the Company to implement the stock options plan originally approved by the board of directors on July 22, 1997 and confirmed by the Company’s Board of Directors held on August 4, 1998 and by the Shareholders meeting held on September 7, 1998.

The above described proposal foresees that the share buy-back be requested for a period of eighteen months starting from the date of the relevant Shareholders approval resolution, at a per share purchase price of not more than 10% above and not more than 10% below the market price recorded on the Mercato Telematico Azionario on the day prior to any purchase.

          Lastly, the Board resolved to propose to the Shareholders meeting the amendments to the Company’s by-laws required in order to adopt, instead of the traditional corporate governance system, the one-tier system characterized by the presence of a board of directors and of an audit committee appointed inside the board of directors (in lieu of the board of statutory auditors).

Introduction and adoption of IFRS  (International Financial Reporting Standards)

          Under European Regulation No. 1606 of July 2002, all European companies with shares listed on a regulated market must prepare their consolidated financial statements in accordance with IFRS accounting standards (the new name for International Accounting Standards) as from their 2005 financial year. Comparative information for the 2004 financial year must also be presented at that time.

          This regulation applies to Ducati Motor Holding S.p.A., which is taking all necessary steps to make the transition to the IFRS. Plans have been made both for the training of employees involved in the transition and to make technical and accounting resources available so that the impact of these new standards on the 2004 financial statements can be assessed as soon as possible, and significant accounting information made public. At this time, the preliminary analysis of the principal differences with respect to current criteria has already been completed, together with the benchmarking against other firms in the sector and the training of the personnel concerned. The most significant differences likely to emerge on the adoption of the new standards will mainly relate to the treatment of research and development expenses and the contracts that hedge exchange and interest-rate risks, the elimination of the amortization of goodwill which will be subject to an impairment test concerning the value of tangible and intangible fixed assets, the expensing to the statement of operations of previously capitalized intangible fixed assets, and the accounting treatment of the stock option plans, other employee benefits and the securitization program.

          At the time of preparation of the financial statements for the year ended December 31, 2004, the transition process relating to the IFRS had not been completed and therefore, the company, in line with allowances made by CONSOB in the reference document “International accounting standards: interim financial reports, offering/listing prospectuses, definition of the concept of related parties”, published on February 17, 2005, will draw up the 2005 first Quarterly Report using the same principles as those of the consolidated financial statements at December 31,2004, as provided for in the current law. Should the company be unable to apply the IAS 34 and, as provided for by Consob in the same document, the 2005 second Quarterly Report and Semi-annual Report will be compiled using the same principles as for the consolidated financial statements at December 31, 2004, as provided for according to the current law, and a reconciliation of the Shareholder Equity and the Net Profit (Loss) will be given, drawn up on the basis of international accounting principles. The 2005 third and fourth Quarterly Reports will be drawn up in accordance with IFRS accounting standards. As allowed for in the above-mentioned Consob document, the Quarterly Reports for 2005 will not be subject to any audit, whereas the Semi-Annual Report of June 30, 2005, will undergo a limited audit in compliance with the Consob resolution no. 10867 of July 31, 1997. The audit will in any case be in line with the technical documents which will presumably be prepared by Consob and the accounting profession.

Protection of personal data (Decree no. 196 of June 30, 2003)

          Ducati Motor Holding S.p.A. and its Italian subsidiaries are currently updating their security plans in accordance with the requirements of Attachment B to Decree no. 196/03, the “Privacy Code”, which regulates the technical procedures to be adopted for the computerized processing of sensitive information.

The Group’s Italian subsidiaries are currently preparing and updating their own security planning documents.

Management and coordination of the Group

          The new company legislation, as laid down in art. 2497 bis  of the Italian Civil Code, has introduced the concept of the management and coordination of companies.

          The Board of Directors of Ducati Motor Holding S.p.A. has declared that the company is not managed or coordinated by any entities, pursuant to art. 2.497 of the Civil Code, as the operating decisions are autonomously taken by the management of the company.

The Italian companies within the Ducati Group subject to management and coordination by Ducati Motor Holding S.p.A. are: Ducati Corse S.r.l., Ducati Retail S.r.l. and Ducati Consulting S.r.l. .

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

          On July 25 and September 26, 1996, Holding entered into certain agreements with Cagiva Group to acquire the Predecessor Business (the “Acquisition”) for consideration of both cash and 49% of the share capital of Holding (6,860,000 ordinary shares, without giving effect to the subsequent share split, with a nominal value of € 35,429 thousand). The Acquisition was accounted for as a purchase. Accordingly, the purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values as determined by a court appointed expert. The excess of the purchase consideration (excluding incidental acquisition costs) over the fair value of the net assets acquired, as calculated under Italian GAAP, was allocated, first, to identifiable intangible assets (trademark and the Cagiva Group agreement not to compete) with the remainder to “goodwill”. The allocation of the total purchase consideration was as follows (in thousand of Euro):

	Initial	Adjustments	Total

Book value of liabilities in excess of assets acquired	(39,020)	—	(39,020)
Adjustments:
- Property, plant and equipment	19,847	—	19,847
- “Ducati” trademark	99,263	12,911	112,174
- Other intangible assets, principally goodwill	20,475	(2,034)	18,441
Total adjustments	139,585	10,877	150,462
Amounts owed to Cagiva Group, settled subsequently	(65,136)	(10,877)	(76,013)
Ordinary shares issued as consideration (thousand)	68,600	—	68,600

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

          In connection with a re-organization of the Ducati distributorships and in addition to Ducati North America Inc. already existing at the time of the acquisition, subsidiaries were formed (Ducati Motor Deutschland GmbH and Ducati France S.A.S. during 1997, Ducati Japan KK and Ducati North Europe B.V.  during 1998 and Ducati U.K. Limited during 1999), to manage distribution directly in those markets, when the distributorship rights and inventories were acquired from the third party distributors; these subsidiaries are all wholly owned. Another subsidiary, Ducati Corse S.r.l., presently 100% owned, was formed in 1998 to manage motor racing activity.

          On October 24, 2000, Ducati Motor S.p.A. was merged into its parent company Ducati Motor Holding S.p.A. The whole process, which began on March 3, 2000 with the approval of the merger plan, ended with the preparation of the merger deed on October 24, 2000.

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

          Considering the new opportunities offered by the Internet and the success of the MH900 Evoluzione, on 14 July 2000, the Company established a new Group company, “Ducati.Com S.r.l.”, merged in 2004 into Ducati Motor Holding S.p.A. as previously explained. The sole director was Federico Minoli.

          On April 14, 2004, Ducati Retail S.r.l. was incorporated, held 99% by Ducati Motor Holding S.p.A. and 1% by third parties. This new subsidiary will be responsible for the retail sales of Ducati products in areas not served by the established distribution network. Sales activity will principally comprise the placement of motorcycles used by journalists at shows and trade fairs, as well as the retailing of clothes and accessories in the shop located at Bologna airport.

          On  May  6,  2004, Ducati Consulting S.r.l. was incorporated,  held 85% by Ducati Motor Holding S.p.A. and 15% by third parties. This new subsidiary will provide consultancy and logistic services to all businesses within the Ducati Group, as well as to their suppliers and third parties in general.

1.c Summary of the significant accounting policies

Principles of preparation and consolidation

          The audited consolidated financial statements of the Company have been prepared for distribution to its shareholders in conformity with statutory reporting requirements and accounting standards issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (National Board of Public Accountants in Italy), and where these are not exhaustive, the Company has adopted standards issued by the International Accounting Standard Board (I.A.S.B.). They also have been prepared in accordance with the new company legislation introduced by Decree n° 6 dated January 17, 2003 and subsequent modifications and additions, as interpreted and supplemented by the accounting standards issued  by the Italian Accounting Profession and the documents issued by the O.I.C. (Italian Accounting Board). Assets and liabilities are valued taking into account their economic substance (“substance over form” principle). Following application of the new company law legislation referred to above, the statutory consolidated financial statements as of  December 31, 2003 have been reclassified to reflect the changes made to the formats of the balance sheet and the statement of operations by the new legislation.

Hereafter these consolidated financial statements have been identified as “Italian GAAP”. Italian GAAP differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net profit and shareholders’ equity is set forth in notes 29, 30 and 31. The consolidated financial statements have been reformatted from the original Italian statutory financial statement presentation to conform more closely with international presentation and include certain additional disclosures required by the U.S. Securities and Exchange Commission (the “SEC”).

          The basis for the estimates made in relation to the consolidated financial statements as of  December 31, 2004 is consistent with respect to the previous years presented, except as subsequently indicated with regard to “property, plant and equipment”.  This reflects a redetermination, made in 2004, in the estimated useful lives of certain categories of tangible fixed asset, based on the results of an independent appraisal performed ahead of the imminent application, from 2005, of the I.F.R.S. (International Financial Reporting Standards) to the consolidated financial statements of listed companies.

          The consolidated financial statements include the financial statements of Ducati Motor Holding S.p.A. and its wholly owned subsidiaries: Ducati Corse S.r.l., Ducati North America Inc., Ducati France S.A.S., Ducati Motor Deutschland GmbH, Ducati Japan KK, Ducati North Europe  B.V. and Ducati UK Limited. They also include the majority owned subsidiaries Ducati Retail S.r.l. and Ducati Consulting S.r.l., both incorporated in 2004. Subsidiaries have been consolidated from their respective dates of acquisition or incorporation. All significant inter-company balances and transactions are eliminated on consolidation.

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

          The information required to be disclosed by CONSOB communication no. DAC/RM/97003369 of April 9, 1997 on accounting for securitization operations is given below.

          The receivables are generally monthly assigned, without recourse, to Ducati Desmo Finance 1 S.r.l. (“DDF1”), a special purpose vehicle company set up specifically for this purpose in accordance with Law 130/99. DDF1 is owned by two Italian companies, SVM Securitisation Services Management S.r.l. and Finanziaria Internazionale Securitization Group S.p.A., in which the Ducati Group does not have any kind of interest, pact or agreement that might imply its classification as a controlled or related party. DDF1 initially financed itself by issuing bonds with a nominal value for € 43 million, of which € 33 million are Class A and € 10 million are Class B.

The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. On December 21, 2004 DDF1 issued additional Class A bonds for an amount of  € 12 million, entirely taken up by  Romulus Funding Inc.

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

Certain foreign subsidiaries also became involved in the securitization arrangements during 2003.

Currently, four Ducati Group companies are involved in the securitization program: Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland.

In operational terms, disposals by the foreign subsidiaries involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the vehicle.

The total nominal value of the assigned receivables, the collected amount and the deferred amount as of December 31, 2004 and 2003, are the following (in millions of Euro):

	2004		2003

Nominal value of receivables sold to the DDF1 (turnover)	127.08	*	116.00
Payments received from the DDF1	117.3		110.10
Interest and expenses	1.17		0.80
Amount deferred	8.61		5.10

* including AUD 6.5 million, CHF 4.3 million and GBP 10.3 million

EFFECT ON THE FINANCIAL POSITION
Receivables not collected by the DDF1 and not yet due	33.80	34.30
Receivables not collected by the DDF1 but due	13.60	3.00

Total receivables to be collected by DDF1	47.40	37.30
Amount deferred	(8.61)	(5.10)
Receivables collected by DMH on behalf of the DDF1 but not yet paid over to that entity	(4.50)	(0.50)

Total effect on the financial position	34.29	31.70

The amount of € 34.29 million as of December 31, 2004 (€ 31.70 million as of December 31, 2003) represents the amount already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. Accordingly, in the absence of securitization, the Group’s receivables and net short-term borrowing position as of December 31, 2004 would have been greater by € 34.29 million (€ 31.70 million as of December 31, 2003).

Since the securitization is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption at the date of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The amount due from the vehicle company is classified among trade receivables because of the commercial nature of the sold receivables. The initial costs associated with this revolving securitization, totaling € 1,052 thousand, have been recorded as deferred charges and will be amortized over five years. This period reflects the expected duration of the operation, since the portfolio sold is considered to be of high quality and, as such, the risk that the revolving securitization will terminate early is deemed to be remote.

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

As part of the securitisation of trade receivables, San Paolo IMI S.p.A., a financial institution, issued a guarantee on behalf of Ducati Motor Holding S.p.A. in favour of D.D.F.1, for a maximum of € 5,800,000, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the company on the achievement of their sales targets.

Own shares

          In accordance with art. 2424 of the Italian Civil Code, own shares are either classified as financial fixed assets or as current financial assets, depending on the reason for holding them. At the time that own shares are recorded as an asset, a corresponding non-distributable equity reserve is denominated (“Reserve for own shares held”) within shareholders’ equity.

          Own shares are originally recorded at purchase cost.

          Their subsequent valuation depends on whether the directors have classified them as financial fixed assets or among current assets. In the first case, the book value of the shares is only written down to reflect any permanent reductions in their value; in the second case, if applicable, they are stated at the lower of cost or their estimated “realisable value” determined with reference to market conditions in accordance with art. 2426 of the Italian Civil Code.

          Any write downs are charged to the statement of operations as a financial expense and a matching amount is released from the reserve for own shares held.

          Shares owned at December 31, 2004 are classified among current assets to the extent that the directors have decided to make them available for trading.

          The own shares held by Ducati Motor Holding S.p.A. at December 31, 2004 represent about 2.37% of the total number of issued shares.

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

          Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The following table summarizes the annual depreciation rates of the Company’s property, plant and equipment:

Annual rate

Buildings	3-10%
Plant and machinery	6.6-8.3%
Industrial and sales tooling /equipment	25-30%
Other	10-25%

          Assets acquired during the year are depreciated at half the annual rate.

          The Group periodically verifies the residual useful life of property, plant and equipment, also on the basis of independent appraisals. Having regard to the application, from 2005, of the I.F.R.S. (International Financial Reporting Standards) to the consolidated financial statements of listed companies, the Group, in 2004, commissioned an independent appraisal to verify the residual useful life of the various categories of property, plant and equipment  and the allocation of the cost of “land and buildings” between the individual categories “land” and “buildings”. Based on the outcome of this analysis, the Group has changed the estimated residual economic-technical useful lives of certain categories of asset, including in particular: general plant and equipment (from 10 to 15 years), specific plant and equipment (from 5.7 to 12 years) and robotized work stations (from 4.5 to 12 years), and has more accurately allocated the cost of “land” and “buildings”.

In the absence of the changes described above, the net book value of property, plant and equipment as of December 31, 2004 and the related  depreciation for the year then ended would have been respectively lower and greater by € 2,142 thousand and shareholders’ equity and the net loss for the year then ended would have been respectively lower and greater by € 1,344 thousand, net of the related tax effect.

          Assets acquired under capital leases are recorded in accordance with International Financial Reporting Standards, which require that where the necessary conditions are met, such assets are recorded at the present value of minimum lease payments and the obligation under capital leases is recognized as a liability. The related assets are then amortized over their useful economic lives.

          Management periodically assesses the recoverability of property, plant and equipment and, in cases where such asset is deemed to have no remaining useful economic life, the carrying value of the asset is written off in full.

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

          Income taxes

          Current income taxes payable by each of the individual companies included in the consolidation are calculated according to the tax regulations in force in the country where each company is based and are classified under income and other taxes payable. In addition, deferred tax liabilities and assets of the individual companies are recognized, as well as those arising from consolidation adjustments; deferred tax assets are recognized only where realization of the benefit is considered reasonably certain on the basis of the trading and forecasted performance.

          Deferred taxes are calculated at the relevant local country tax rates in force at the balance sheet date, bearing in mind the period in which differences will presumably reverse, and are reviewed annually to reflect changes in the economic circumstances of the companies and in the tax rates. Deferred tax assets and liabilities are accounted for in accordance with Accounting Principle No. 25, issued by the Italian Accounting Profession in March 1999.

Revenue and cost recognition

          Revenues from the sale of goods are recognized when title passes to the customer or when substantially all risks and rewards associated with the goods have been transferred, usually the date of shipment to Ducati’s independent importers or dealers.

Revenues from services are recognized when services are rendered to independent dealer or other third party.

Ducati recognizes all amounts due under its sponsorship contracts with respect to a given season as “other operating revenue” for the year ended December 31 in which such season falls; as the sponsorship activity does not constitute the entity’s ongoing major or central operation, the related revenues are classified as other operating income. The remuneration of the riders and the racing team are recognised as service costs on an accruals basis, with reference to the duration of the contracts concerned.

          The cost of services is recognised on an accrual basis at the time they are received.

          Grants

          Grants from the Ministry for Productive Activities are recorded as other operating revenues  when they can be legally perceived, which generally coincides with the expiry of the contractually-agreed payment period of 60 days from the presentation of the related progress reports or with the issuance of the relative administrative procedures by the Ministry for Treasury. In fact, under the terms of the concession decrees and in the absence of any objection from the Ministry for Productive Activities or the programme manager, the Group believe that it is entitled to collect the grants and that the revenue are certain, even though the amounts will only be paid out when the related liquidity becomes available to the programme manager.

          If the grants relate to capitalized charges, then they are deferred and recognized to match the related amortization expense.

          Advertising costs

          Advertising costs are expensed as incurred.

          Research and development

          Research and development costs, comprising principally the cost of personnel, materials and external consultants employed in that activity, are capitalized as an intangible asset for specific product development projects; otherwise, such costs are expensed as incurred under “cost of goods sold (excluding depreciation)”. Capitalized research and development costs for the years ended December 31, 2002, 2003 and 2004 amounted to € 16,528 thousand, € 12,969 thousand and € 14,086 thousand respectively; these include projects in progress not yet amortized at the year end. Expensed research and development costs for the years ended December 31, 2002, 2003 and 2004 amounted to € 4,879 thousand, € 5,024 thousand and € 5,203 thousand respectively.

          Concept costs

           Concept costs incurred in the development of the “Ducati” image are capitalized as an intangible asset and amortized on a straight line basis, depending on the nature of the cost, over estimated useful lives of five to seven years.  During the years ended December 31, 2002, 2003 and 2004 no concept costs were sustained.

          Employee benefit plans

          Leaving entitlements principally reflect the liability to employees in Italy when they leave their employment, calculated in conformity with current Italian legislation, and are based on a percentage of remuneration. The full amount of the employees’ vested benefits is accrued. The liability is adjusted on the basis of the official inflation rate. There is no funding requirement associated with this liability. Leaving entitlements charged in the years ended December 31, 2002, 2003 and 2004 amounted to € 2,298 thousand, € 2,375 thousand and € 2,467 thousand, respectively.

          Provision for risks and charges

          Provision for risks and charges are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Product warranty

          Product warranties are accrued based upon the estimated warranty cost per unit sold and recognized as part of “selling, general and administrative expenses (excluding depreciation)”. Product warranty expense for the years ended December 31, 2002, 2003 and 2004 amounted to € 11,121 thousand, € 4,738 thousand and € 5,303 thousand, respectively.

          Foreign currency transactions

          Foreign currency transactions are recorded at the exchange rates applicable at the transaction dates. Current assets and liabilities denominated in foreign currencies are re-measured at exchange rates applicable at the balance sheet date unless the transaction has been hedged. The resulting gains and losses on current assets and liabilities are recorded in the statement of operations. Long term assets denominated in foreign currencies are maintained at the exchange rates applicable at the transaction dates and written down for any permanent impairment in value.  At the balance sheet date, assets and liabilities denominated in foreign currencies and hedged by means of a forward exchange contract are re-measured at the spot rates applicable at the date of the contract plus an additional amount for the portion of forward exchange premium recognized in the accounting period. The resulting foreign exchange gains and losses are recorded in the statement of operations.

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

          In addition, the nominal value of the Interest Rate Swap is reported in the memorandum accounts.

               Forward exchange contracts

          Gains and losses on forward exchange contracts are deferred where the contract is designated on stipulation to a commitment or a forecasted sale transaction.

          The premium or discount of forward exchange contracts is recognized as an expense/income over the term of the contract.

          Bonds

          Bonds are recorded at their nominal value at the time of subscription, net of buybacks.  The related issue discount, being the difference between nominal value and the amount collected, is capitalized and amortized over the term of the bond.

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

2. Cash and cash equivalents

          At December 31, cash and cash equivalents were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Bank and postal accounts	23,541	29,970
Cash on hand	41	74

	23,582	30,044

3. Trade receivables, net

          At December 31, trade receivables, net, were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Trade accounts receivable	83,735	88,023
Allowance for doubtful accounts	(3,314)	(3,691)

	80,421	84,332

          The allowance for doubtful accounts at December 31, 2004 refers to the collection risk related to the group customers including in particular those of Ducati North America Inc, Ducati Corse S.r.l., Ducati France S.A.S. and Ducati Deutschland G.m.b.h..

          The comparison between the trade receivables balances as of December 31, 2004 and 2003 is affected by the securitization transaction described above. The net effect of the securitization on trade receivables at December 31, 2004 and 2003 is € 34.29 million and € 31.70 million, respectively.

          The amount due from DDF1 of € 8.61 million at December 31, 2004 (€ 5.1 million as of December 31, 2003) represents the deferred purchase price of the securitization transaction; it is classified under trade receivables  as the receivables assigned are trade-related.

4. Inventories

          At December 31, inventories were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Raw materials, ancillary materials and consumables	7,386	6,111
Work in progress	14,985	14,790
Finished products and goods, and spare parts	89,464	78,828
Allowance for slow-moving and obsolete inventory	(7,061)	(7,436)

	104,774	92,293

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

5. Other current assets

          At December 31, other current assets were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
VAT receivable	2,200	2,480
Tax authorities	2,319	1,268
Suppliers	1,401	1,099
Own shares	391	3,283
Other amounts receivable	2,111	1,729
Prepaid expenses	5,273	4,211
Credit Link	—	15,000

	13,695	29,070

          Receivables from the tax authorities mainly comprise withholding taxes on interest earned by the Company and on dividends received, as well as corporation tax for those subsidiaries, which have paid amounts in excess of their tax liability for the year and other tax receivables in foreign subsidiaries. Receivables from suppliers comprise primarily advance payments on imports. Other amounts receivable at December 31, 2004 include € 285 thousand (€ 1,274 thousand as of December 31, 2003) relating to grants due from the Ministry for Productive Activities. Prepaid expenses mainly refer to insurance policies, sponsorship contracts, prepaid bank charges and interest and prepaid rent. Prepaid expenses include also a deferred loss of € 1,739 thousand (€ 3,492 thousand as of December 31, 2003) relating to forward hedging contracts and the valuation of options used to hedge receivables denominated in yen and dollars.

          Ducati Motor Holding S.p.A. purchased 3,476,014 own shares during 2004; no own shares were sold during 2004. These purchases were made in accordance with the shareholders’ authorisation dated  May 6, 2004 and were disclosed to Consob on a timely basis. As of  December 31, 2004, the company holds  3,769,249 own shares (293,235 as of 31 December 2003) valued at the lower of cost or market, determined with reference to their market price as of 31 December 2004 of € 0.871 per share. Own shares are classified among current assets to the extent that the directors have decided to make them available for trading.

          During  2001, Ducati Motor Holding S.p.A. initiated a financial operation called “Credit Link”  for € 15.0 million which is strictly connected to the issuance of the Bond issue and, in particular, to the risk of default on this loan (see note 10). The risk of default refers to the non-performance by Ducati Motor Holding S.p.A. of financial obligations  related to the loan, up to a maximum of € 15.0 million.

          This transaction was formalised by acquiring a bond issued by the Dutch branch of Banca Nazionale del Lavoro, which yields an annual coupon paid in arrears of 5.89%. This bond was issued on July 13, 2001 and expires on May 31, 2005. The maturities of the Credit Link and the related interest instalments are tied to those of the Bond.

The “Credit Link” securities, classified as long term assets until 31 December 2003 (see note 9), have been classified as current assets as of  December 31, 2004 since they will mature on May 31, 2005.

6. Property, plant and equipment, net

          At December 31, property, plant and equipment, net, were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Land and buildings
Cost	30,153	31,236
Accumulated depreciation	(6,499)	(7,471)
Net book value	23,654	23,765
Plant and machinery
Cost	31,180	32,941
Accumulated depreciation	(15,780)	(18,185)
Net book value	15,400	14,756
Industrial and sales tooling/equipment
Cost	54,023	59,217
Accumulated depreciation	(31,656)	(41,214)
Net book value	22,367	18,003
Other
Cost	10,350	11,454
Accumulated depreciation	(5,656)	(7,074)
Net book value	4,694	4,380
Construction in progress and payments	1,052	1,939

	67,167	62,843

          Property, plant and equipment include € 2,559 thousand for leasehold improvements. These improvements refer to a building involved in a sale and lease-back transaction, as explained above and are amortized over their estimated useful life.

          Ducati Motor Holding S.p.A. and  its subsidiaries Ducati Corse S.r.l. and  Ducati Retail S.r.l have entered into capital lease agreements for machines, machining centers and industrial buildings. The original cost of these assets amounted to approximately € 7,038 thousand at December 31, 2004 for machines and machining and € 23,622 thousand for industrial buildings.

          These assets have been recorded in the statutory financial statements of Ducati Motor Holding S.p.A. and its subsidiaries Ducati Corse S.r.l. and Ducati Retail S.r.l. according to current Italian legislation, by which lease installments are charged to the statement of operations as incurred with the commitment for residual installments appearing in the memorandum account “commitments and contingent liabilities”. The related assets are recorded among property, plant and equipment only when they are redeemed. This practice is in line with current fiscal legislation.

          As of June 29, 2001, the Parent Company completed a “sale and lease-back” transaction involving an industrial building. This refers to a part of a building complex used for production purposes located in Via A. Cavalieri Ducati 3, Bologna. The transaction involved selling the building at around book value to Locafit Locazione Macchinari Industriali S.p.A., a leasing company, for € 20,710 thousand and signing a lease contract with the same company. This contract has a duration of 8 years from the date it was signed.

          By way of consideration for the finance lease on the building, Ducati Motor Holding S.p.A. will pay Locafit SpA € 24,767 thousand plus VAT in 32 quarterly installments, as established in the contract. This lease back transaction has been accounted for as a borrowing.

          The Group use the recommended accounting principle for the consolidated financial statements. The accounting principle currently adopted is described note 1.c.

7. Intangible assets, net

          At December 31, intangible assets, net, were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Incorporation and expansion costs	240	137
Research and development costs	24,938	20,150
Concept costs	21	—
Patents and rights on inventions	3,239	2,488
Licenses, trademarks and similar rights	71,248	65,671
Goodwill due to 1996 transaction	13,643	12,536
Non Compete agreement	346	—
Goodwill on consolidation	814	671
Deferred charges and advances	6,738	15,450
Incidental costs of share offering	427	—
Other	3,067	2,547

	124,721	119,650

          Incorporation and expansion costs relate principally to incidental costs of the increase in capital of the Parent Company. These are amortized on a straight-line basis over five years.

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

          The resulting value did not exceed the economic life expressly referred to in Law 342/2000, since it is not greater than the value determined as of 31 December 2003 of the effective future economic benefit to the company deriving from use of the brand name. At the request of the Parent Company, an opinion on the fairness of this revaluation dated February 9, 2004 was obtained from Paolo Penzo, certified accountant.

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

          Non compete agreement: a non-competition agreement was signed by the Parent Company and the holding company of the Cagiva Group in connection with the acquisition of the Ducati business in 1996. This amount is being amortized on a straight line basis of 7 years and 6 months.

          Deferred charges and advances at December 31, 2004 relate to research and development capital work in progress of € 12,296 thousand and other advances for € 3,154 thousand.

          Incidental costs of the share offering, comprising underwriters’ discounts, commissions, consultant/auditor fees and other offering expenses, are being amortized for a period of 5 years from the date that the Company listed for trading on a public stock exchange.

Other intangibles at December 31, 2004 include:
-

€ 197 thousand relating to bank commissions incurred for the notes issued by the Parent Company on May 31, 2000, with maturity on May 31, 2005. The cost is being amortized on a straight-line basis over the life of the bond which is scheduled to be repaid in a lump-sum on May 31, 2005.

-	€ 514 thousand reflecting the capitalization of costs incurred on the securitization project described above. The estimated useful life of these costs is 5 years, being the duration of the project.
-

€ 1,836 thousand relating to amounts granted to certain Ducati suppliers in order to finance their acquisition of moulds and machinery. These amounts are amortized over the life of the contract with the related suppliers, typically five years.

Other intangible assets are amortized on a straight-line basis over 3, 5 and 7-year periods.

8. Equity investments

          At December 31, equity investments were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Associated companies:
Other Shareholdings:
ANCMA—Associazione Nazionale Costruttori Motocicli e Accessori (National Association of Motorcycle Constructors)	2	2
Diamante Consortium	8	8
Emittente Titoli	—	7
Other	2	3

	12	20

The Consortium comprises leading firms at a national level with an interest in product and process innovation, the development of know-how and the improvement of quality in the Italian engineering and engine production sector.

The parent company acquired an interest in “Emittente Titoli” during 2004 for € 7 thousand.

9. Other long-term assets

          At December 31, other long-term assets were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Credit Link	15,000	—
Asset-backed securities	10,000	10,000
Prepaid tax payments on employees’ leaving entitlement	110	—
Other long-term assets	440	403

	25,550	10,403

          Credit Link. The “Credit Link” securities, classified as long term assets until 31 December 2003, have been classified as current assets as of  December 31, 2004 since they will mature on May 31, 2005 (see note 5).

          Asset-backed Securities. As of December 31, 2004 and 2003, Asset-backed Securities relate to the Class B notes purchased by Ducati North America Inc. These notes, which are subordinate to the Class A notes, are part of the securitization transaction described in note 1.c. These notes were issued with a maturity date of July 28, 2009 and earn interest at 3-month Euribor, paid quarterly on the 28th day of January, April, July and October of each year.  They are classified among financial fixed assets since they cannot be sold for two years subsequent to the date of subscription.

          Prepaid tax payments on employees’ leaving entitlements relate to payroll taxes prepaid on the entitlements accrued at the balance sheet date, as per Act 28/05/97 no.140 implementing Law-Decree D.L. 28/03/97 n.79.

          Other long-term assets mainly consist of deposits for rented properties and utilities.

10. Borrowings

          At December 31, short-term bank borrowings were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Revolving credit facility	65,576	93,738
Other	11	—

	65,587	93,738

          At December 31, 2004 the amount due to banks within 12 months was € 93,738 thousand. This amount relates entirely to bank borrowings of Ducati Motor Holding S.p.A.

          At December 31, long-term debt was comprised as follows:

	December 31, 2003	December 31 2004

	( € ‘ 000)
Current portion:
Notes, maturity May 31,2005	—	54,164
Leasing installments	3,740	7,685
Total Current Portion	3,740	61,849
Non current portion:
Notes, maturity May 31, 2005	75,664	—
Long term debt	6,218	7,116
Leasing installments (note 16)	14,939	11,869
Total non current portion	96,821	18,985

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

          Up to December 31, 2003 Ducati Motor Holding S.p.A. repurchased certain tranches of this bearer bond on the market at a nominal value of € 24,3 million.

          During 2004, Ducati Motor Holding S.p.A. repurchased five further tranches of the bearer bond issued on  May 31, 2000 with maturity on May 31, 2005, as follows:

	Nominal value	Payment date	Value date

First tranche	10,000,000	10/02/2004	13/02/2004
Second tranche	5,000,000	12/03/2004	15/03/2004
Third tranche	3,000,000	01/09/2004	01/09/2004
Fourth tranche	1,200,000	03/12/2004	08/12/2004
Fifth tranche	2,300,000	09/12/2004	14/12/2004

          The first tranche with a nominal value of € 10,000,000 was acquired at a price of € 100.72 with a purchase premium of € 72,000; the second tranche with a nominal value of € 5,000,000 was acquired at a price of € 101.5 with a purchase premium of € 75,000; the third tranche with a nominal value of € 3,000,000 was acquired at a price of € 101.9 with a purchase premium of € 57,000; the fourth trance with a nominal value of € 1,200,000 was acquired at a price of € 101.00 with a purchase premium of € 12,000; the fifth tranche with a nominal value of € 2,300,000 was acquired at a price of € 100.52 with a purchase premium of € 11,960.

The related costs have been reclassified as financial charges.

          The Company has cancelled all securities repurchased, so the bond is shown net of repurchases for a total amount of € 54.2 million.

          See also the note 5 “Other current assets” in connection with the “Credit Link” operation.

          In order to be able to reimburse the notes at the maturity date, the Group has given an exclusive mandate to Unicredit Banca Mobiliare S.p.A. for the organization and syndication of a loan of  € 73.3 million.

          The financing, which Unicredit Banca d’Impresa S.p.A has committed to underwrite in total, will be used for:

a)

the reimbursement of the outstanding bond amount, due on May 31, 2005, for Euro 54.2 Million and some short -term bank financing which was used to repurchase part of the bond for about Euro 20.0 Million;

b)	further requirements related to working capital of the Company and its subsidiaries.

Ducati Motor Holding S.p.A., in mutual agreement with Unicredit Banca Mobiliare S.p.A., intends to increase the total financing amount up to a maximun of Euro 110.0 million, subject to the result of the syndication.

           All other terms and conditions of the credit agreement will be communicated to the market when the operation will be finalized.

          Long-term debt includes medium-term loans of € 7.1 million obtained at an interest rate below market with the support of the Ministry of Productive Activities for investment in research and development activities.

          Current portion of long-term debt and other short-term borrowings at December 31, are detailed below:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Short-term borrowing	65,576	93,738
Current portion of the term loan	3,740	61,849
Other	11	—

	69,327	155,587

11. Accounts payable—trade

          At December 31, accounts payable to suppliers were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Accounts payable to Italian suppliers	48,768	53,263
Accounts payable to foreign suppliers	12,583	11,276
Accrued invoices (mostly due to Italian suppliers)	28,152	12,573

	89,503	77,112

12. Accrued expenses and other liabilities

          At December 31, accrued expenses and other current liabilities were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Advances received	3,137	2,206
Social security payable	2,697	2,469
Other liabilities	6,562	8,575
Accrued expenses	3,534	2,686

	15,930	15,936

          Other liabilities mainly represent amounts due to employees, directors, insurance brokers and the deferral of sponsorship income related to of Ducati Corse S.r.l. for the MotoGP.

          Accrued expenses include accrued interest of € 2,054 thousand on the notes issued on May 31, 2000, as more fully explained in note 10. The interest accrual has been calculated in accordance with the terms and conditions of the note agreement, namely a coupon rate of 6.5% per annum.  This balance also includes deferred income for the grant received by the former subsidiary Ducati Motor S.p.A., now merged with Ducati Motor Holding S.p.A., from the Ministry of Industry under Law 140 by way of automatic incentives for innovation. The full amount of the grant, € 421 thousand, was booked as other income in 2000, with deferral of the portion relating to subsequent years.

13. Provisions for risks and charges

          Provisions for risks and charges include provisions for the following:

          Product warranty for € 6,296 thousand as of December 31, 2004, of which € 1,663 thousand relates to medium/long-term amounts, derives from an historical analysis of the labour and material costs incurred in relation to individual models, having regard for the related number of motorcycles still under warranty (sold to the end market over the last 24 months), and from an estimate of the cost of recall campaigns that might be required in future.

          Legal actions for € 86 thousand as of December 31, 2004, comprises:

-	€ 60 thousand for legal risks recorded by the German subsidiary in relation to a dispute with a dealer.

-

€ 26 thousand relating to the M. Hailwood agreement. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. have been called before the New Jersey District Court by the widow of the famous motorcyclist Mike Hailwood, acting presumably as a trustee of his estate. Mrs Hailwood maintains that by marketing and selling a model called the MH900e, using Mike Hailwood’s initials as a tribute to his memory and his career, the Company has violated the brand license that protected his name and initials, and the related promotion rights, both of which belong to Mr Hailwood’s estate. Mrs Hailwood has asked for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company from using Mike Hailwood’s name and initials any more. In order to settle the dispute, an agreement has been reached between the Company and the counterparty. This agreement, which envisages paying € 375 thousand to the counterparty for the definitive closure of the dispute, in addition to other agreements for future collaboration with the heir D. Hailwood; € 349 thousand has already been paid to the counterparty as of December 31, 2003. The remaining € 26 thousand is awaiting payment.

Provision for corporate reorganization: € 7 thousand: as discussed above, at meetings held on March 5, 2003 (first part) and April 8, 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganization plan designed to improve efficiency that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. These terminations took place during 2003.

The total estimated cost of the severance incentives envisaged in the above plan was  approximately € 4 million.  The cost of the reorganisation plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard No. 19. In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganisation plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations. In the circumstances, this reorganization plan was formally approved by the Board of Directors of the Parent Company at meetings held on March 5 (first part) and April 8, 2003 (second part), while the revised estimate of the total cost of the plan was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on February 12, 2004. The provision of € 7 thousand reflects residual amounts relating to the plan as of December 31, 2004.

          Movements in the total of provisions for risks and charges for the periods presented were as follows:

	Short-term portion	Long-term portion	Total

	(€ ‘000)
December 31, 2001	9,148	3,305	12,453
Increases	7,831	3,998	11,829
(Decreases)	(8,128)	(3,305)	(11,433)
Foreign exchange net	(274)	—	(274)
December 31, 2002	8,577	3,998	12,575
Increases	6,274	2,518	8,792
(Decreases)	(14,546)	—	(14,546)
Reclassifications	3,998	(3,998)	—
Foreign exchange net	(292)	—	(292)

December 31, 2003	4,011	2,518	6,529
Increases	5,307	—	5,307
(Decreases)	(4,587)	(855)	(5,442)
Reclassifications	—	—	—
Foreign exchange net	(5)	—	(5)

December 31, 2004	4,726	1,663	6,389

          The Ducati Group is also party to several legal proceedings that have arisen in the ordinary course of business. In particular, the Ducati Group is party to a legal dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on Ducati Motor S.p.A. claiming around € 6,714 thousand (Lire 13 billion) in alleged damages suffered by Virginio Ferrari Racing and by Mr. Virginio Ferrari following the claimed failure of Ducati Motor S.p.A. to honour its supposed obligation to sponsor the racing team for three years. The Ducati Group believes that this claim is unfounded and, consequently, has not made any related provisions in the consolidated financial statements as of December 31, 2004.

          Ducati North America Inc. was party to a legal action brought by Ernesto Vettore, a former Cagiva group employee seconded to Cagiva North America, Inc. (now Ducati North America Inc.), which was settled with payment to Mr. Vettore of € 87,000. In addition, Ducati Motor S.p.A. was also involved in a dispute with the same former Cagiva group employee which was settled in May 2003 without cost to the Company. The provision recorded in prior years by Ducati North America, Inc. has been utilized in full since the company is not expected to incur additional liabilities in this regard.

          The Ducati Group is part of a legal dispute with an importer in Belgium. A temporary executive order dated September 14, 1998 from the Commercial Court of Liege ordered the Company to pay 50,575,794 Belgian Francs (equal to € 1,254 thousand) to its previous distributor, Performance S.A. (“Performances”), following the cancellation of the distribution contract. In execution of this requirement, Performances seized and sold at auction 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale were 27,835,078 Belgian Francs, including expenses and VAT (equal to € 690 thousand). With a ruling dated May 27, 1999, later confirmed by an unappealable judgement from the Belgian Supreme Court dated June 21, 2001, the Appeal Court of Liege declared that the Belgian judge had no jurisdiction and annulled the sentence of the Commercial Court dated September 14, 1998. As a consequence, the Company took a series of actions against Performances designed to recover the proceeds of the auction sale, excluding VAT and part of the legal expenses, totalling about 23 million Belgian Francs (equal to about € 570 thousand). Performances and Jet Set Car were declared bankrupt on October 14, 1999 and October 23, 2000, respectively. At the present date, it appears very probable that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds mentioned. For this reason, no receivables have been recorded in relation to the counterparty since the likelihood of recovering the auction proceeds is considered to be somewhat remote. The provision recorded in prior years for this dispute has been utilised in full since the Group is not expected to incur additional liabilities in this regard.

14. Income and other taxes payable

          Income and other taxes payable mainly include the income, property and other non-income taxes due by each company in the Ducati group and withholdings of tax made by the Company yet to be reimbursed at the balance sheet date.  The balance also includes the amount of € 2,583 thousand due for substitutive tax to be paid on the revaluation, as described above, of which € 1,292 is payable after twelve months.

The caption also include € 43 thousand, provided for in previous years, which refers for € 17 thousand to Ducati North Europe B.V. and for € 26 thousand to tax risks pertaining to Gio.Ca Moto International S.r.l., merged with the Parent Company on December 31, 2001. The provision is believed to be consistent with the foreseeable outcome of the disputes.

15. Employees’ leaving entitlements

          The movements in this account, which primarily relates to the entitlement under Italian law as outlined in note 1, were as follows:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Balance at the beginning of the year	7,126	8,277
Charge for the year	2,375	2,467
Foreign exchange, net	(18)	(10)
Payments	(1,233)	(1,481)
Other reclassifications	27	—

Balance at the end of the year	8,277	9,253

16. Other long-term liabilities

          At December 31, other long-term liabilities were comprised of the following items:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Other finance obligations to leasing companies	14,939	11,869

          The decrease as of December 31, 2004 is due to the lease installments repayment falling in the year 2004. This item includes amounts due beyond December 31, 2008 and subsequent years for € 5,712 thousand.

17. Shareholders’ equity

Share capital

          The share capital of the Parent Company, Ducati Motor Holding S.p.A., as of December 31, 2004 is of € 82,589,731.76.

Share premium reserve

          The share premium reserve, detailed below, amounts to € 19,488 thousand and € 16,662 thousand as of December 31, 2003 and 2004, respectively. The gross value of the share premium reserve has been formed over the years as follows:

	Par value	Share premium	Total

Balance at December 31, 2001	10,117	21,316	31,433
Allocation to accelerated depreciation reserve		(1,437)	(1,437)
Balance at December 31, 2002	10,117	19,879	29,996
Allocation to reserve for own shares held		(391)	(391)
Balance at December 31, 2003	10,117	19,488	29,605
Shares for stock option	169	66	235
Allocation to reserve for own shares held	—	(2,892)	(2,892)
Balance at December 31, 2004	10,286	16,662	26,948

          The decrease compared with the previous year of € 2,892 thousand reflects the reclassification to the reserve for own shares held, as described in the related note.

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

At December 31, 2004, the following entities held an interest in the Parent Company in excess of 2% of the issued share capital:

	Number of share	%

TPG Motorcycle Acquisition, L.P.	52,657,750	33.15%
Harris Associated L.P.	7,897,582	4.97%
Giorgio Seragnoli	7,815,692	4.92%
Ducati Motor Holding S.p.A.	3,769,249	2.37%
Schroder Investments Management Ltd	3,198,613	2.01%

          Other reserves

          The Company has certain other reserves, comprised of:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Legal reserve	287	287
Statutory reserve	146	146
Extraordinary reserve	2,820	2,820
Own shares reserve	391	3,283
Revaluation reserve Law 342 (see note 7)	46,265	46,265

	49,909	52,801

          These reserves have been allocated or reclassified from retained earnings and share premium to provide a more appropriate presentation of the Company’s shareholders’ equity.

Reconciliation of statutory net profit / (loss) and shareholders’ equity of the Parent Company to consolidated net profit / (loss) and shareholders’ equity

          The statutory financial statements of the Parent Company, stated in accordance with Italian civil and tax law, indicate distributable reserves which differ from retained earnings / (losses) as presented in these consolidated statements. The principal adjustments made in the consolidation of Ducati Motor Holding and its subsidiaries are shown in the following reconciliation of net profit/(loss) and shareholders’ equity as reported in the statutory financial statements of the Parent Company to those reported in the consolidated financial statements for the years ended December 31, 2003 and 2004.

	Profit (loss) for the year ended 31 December 2004	Shareholders' equity as of 31 December 2004	Profit (loss) for the year ended 31 December 2003	Shareholders' equity as of 31 December 2003

Per the statutory financial of the parent company	16,039	169,497	(5,430)	148,759

Elimination of tax drives items	(10,714)	0	(5,001)	10,714
Accelerated amortisation of brand name recorded by Ducati Motor S.p.A. before the merger and reabsorbed at the time of the merger with Ducati Motor Holding S.p.A.	0	3,405	0	3,405
Recognition of leasing contracts using lease accounting methodology	2,048	5,649	1,570	3,601
Elimination of unrealised intercompany profits included in inventory	3,901	(4,455)	1,084	(8,356)
Elimination of unrealised capital gain on the intercompany transfer of the Ducati Corse brandname	(23,000)	(23,000)	0	0
Higher (lower) value of consolidated investments with respect to their carrying value	(2,575)	(4,293)	1,751	3,736
Other adjustments	145	(150)	(190)	(278)
Tax effect recorded on the consolidation of adjustments,	6,367	3,185	6,256	(3,182)
Total consolidation adjustments	(23,828)	(19,659)	5,470	9,640

Consolidated results and Group shareholders' equity	(7,789)	149,838	40	158,399

18. Commitments and contingent liabilities

          The Company had, at December 31, certain other commitments, comprised of:

	December 31, 2003	December 31, 2004

	(€ ‘000)
Guarantees (1)	4,553	6,222
Forward exchange contracts and interest rate swaps (2), (3)	87,675	54,222
Contractual commitments (4)	1,781	1,101

Total	94,009	61,545

(1)	At December 31, 2004, this amount includes guarantees in favor of Ducati Desmo Finance 1 S.r.l. for € 5,800 thousand and other guarantees for the supply of natural gas

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

          During 1999, the Company’s Compensation Committee approved an end of mandate entitlement of US$1,200,000, which would be payable to Mr. Minoli if not re-appointed as Chairman of DMH or dismissed from office for reasons other than just cause (“ giusta causa “ or “ giustificato motivo soggettivo “) before the officer’s 60th birthday.

          Subsequent to December 31, 1999, the Board of Directors also approved the Compensation Committee’s proposal for an extension to the retention bonus granted to certain senior officers, for another 3 years as approved by the Committee on February 14, 2002. The amount will be based on the annual percentage increase in measures of the Company’s financial performance for 2002, 2003, and 2004, and will only be paid if the managers concerned (including the Chairman and the Managing Director) are still working for the Company 12 months after the approval of the consolidated financial statements . Upon termination by the Company of their employment for reasons other than just cause, the Company is obligated to pay such officers three times the amount they are entitled.

          The meetings of the Compensation Committee held on March 10, 2004 and March 9, 2005 did not declare any retention bonuses for 2003 and 2004.

          On  March 10, 2005, the Board of Directors also approved pursuant to art. 2389 of the Civil Code the Compensation Committee’s proposal (i) to extend the Retention Bonus Plan  for fiscal years  2005, 2006 and 2007 at the same terms and conditions contained in the Committee resolution of the March 2, 2000 and February 11, 2002 meetings; (ii) to assign to the Chairman and Managing Director of the Company bonuses to be determined pursuant to the Retention Bonus Plan for fiscal year 2005, 2006 and 2007, as well as (iii) to expressly authorize the Chairman and Managing Director of the Company to insert in the relevant beneficiaries list a maximum of four top managers of the Company and of the Ducati Group, who might change year by year.

First Stock Option Plan

          On September 7, 1998, the extraordinary shareholders’ meeting of Ducati Motor Holding S.p.A., approved, among other things, a stock option plan (the “1997 Plan”) by means of a split capital increase excluding pre-emption rights, pursuant to article 2441 of the Italian Civil Code, of up to Lire 8,148,148,000 at par, to be issued in one or more separate annual tranches by and not beyond August 4, 2007. The maximum number of new ordinary shares to be issued is 8,148,148 with par value Lire 1,000 each and a share premium of Lire 400 each. They are to be offered exclusively to DMH’s then managing director and certain senior officers and independent consultants of the Company (the “Beneficiaries”) within a stock option plan as described below. The list of beneficiaries, the exact number of newly-issued ordinary shares attributed, the relevant dates of maturity and subscription rights, were approved by the Board of Directors on August 4, 1998 and included in the Company’s official corporate records. Given the particular circumstances relating to this capital increase, the long period established for its implementation and the fact that it is nevertheless divisible, this share capital increase is considered to be completed, for all legal purposes, year by year for the amount which is effectively subscribed each year, with a consequent updating of the related article in the articles of association and acquisition of voting and dividend rights for the new shares issued.

1997 Plan

	Year ended December 31, 2004

	Number of shares	Exercise price	Market price

		€	€
Options outstanding at December 31, 2000	6,831,741	0.723	1,965
Options granted in period	—	—
Options exercised in period	229,000	0.723
Options forfeited in period	65,148
Options outstanding at December 31, 2001	6,537,593	0.723	1,804
Options granted in period	—	—
Options exercised in period	—	—
Options forfeited in period	—
Options outstanding at December 31, 2002 (to be exercised by 2007)	6,537,593	0.723	1,797
Options granted in period	—	—
Options exercised in period	—	—
Options forfeited in period	—
Options outstanding at December 31, 2003 (to be exercised by 2007)	6,537,593	0.723	1,333
Options granted in period	—	—
Options exercised in period	325,444	0.723
Options forfeited in period
Options outstanding at December 31, 2004 (to be exercised by 2007)	6,212,149	0.723	0.871
Of which exercisable	6,212,149	0.723	0.871

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

          With the said resolutions of the Compensation Committee and Board of Directors dated, respectively, September 6 and 13, 1999, the Company has allocated a total of 1,250,000 Options to three beneficiaries (Federico Minoli, Carlo Di Biagio and Massimo Bordi) for the year 1999, according to the terms and methods laid down in the Plan. Subsequently, as foreseen by these resolutions, the Managing Director allocated, by 31 December 1999, a total of 1,909,259 Options to 50 other beneficiaries, as indicated in the list filed with the deeds of the Company. The strike price laid down for all the options allocated for 1999 amounts to € 2.879 per share, representing the average of the mean monthly official price of the Company’s shares quoted on the Italian Stock Exchange for the months of June, July and August 1999.

          At the meeting held on March 3, 2000, the Board of Directors also decided to allocate Options for the year 2000 as well according to the terms and methods laid down in the Plan as indicated above subject to the maximum limit foreseen therein of 3,159,259 Options. The Options were distributed with a strike price of Euro 2.810 per share as follows: 500,000 options to the Managing Director, Mr. Minoli, and the remaining 2,659,259 options to be distributed at the discretion of the Compensation Committee (bearing in mind that no beneficiary can have more than 500,000 options). The Committee assigned these options to 71 other beneficiaries. The Options resolved in accordance with this resolution will fall due in three installments of 50%, 25% and 25% with an annual maturity starting on 31 December 2001.

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

          The extraordinary session of the Shareholders’ Meeting held on May 6, 2004 approved an increase in share capital by a maximum of 1,585,000 shares, as described further in the “Other corporate events” section of this report.

On March 10, 2005, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2005, on the terms described above. These Options were granted with an exercise price of € 1.0650 as follows:

•	500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

•	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual installments commencing from 31 December 2006 in the following proportions: 50%, 25% and 25%.

1999 Plan

		Year ended December 31, 2004

	Number of shares	Exercise price	Market price

		€	€
Options outstanding at December 31, 2000	6,073,518	2.846	1.965
Options granted in period	3,165,000	1.9882	n.a.
Options forfeited in period	(945,638)	—	—
Options exercised in period	—	—	—
Options outstanding at December 31, 2001	8,292,880	2.5368	1.804
Options granted in period	3,960,000	1.8069	—
Options forfeited in period	(408,750)	—	—
Options exercised in period	—	—	—
Options outstanding at December 31, 2002	11,844,130	2.3066	1.7970
Options granted in period	—	—	—
Options forfeited in period	(500,000)	—	—
Options exercised in period	—	—	—
Options outstanding at December 31, 2003	11,344,130	2.3250	1.333
Options granted in period	3,170,000	1.3170	1.333
Options forfeited in period	157,500	—	—
Options exercised in period	—	—	—
Options outstanding at December 31, 2004 (*)	14,356,630	2.1120	0.871
Of which exercisable	10,464,755	2.3680	0.871

*	of which 2,689,130 will expire by the end of 2006, 2,475,000 by the end of 2007, 2,790,000 by the end of 2008, 3,347,500 by the end of 2009 and 3,055,000 by the end of 2011

          Logically, the development of the plan will depend not only on how the Options are exercised, but also on the decisions that the Company will make from year to year regarding whether to offer newly-issued shares for subscription or to pay out the corresponding amount of money.

          At the time of preparation of the financial statements as of December 31, 2004, no provision was made regarding the stock option plans, as the Company intends to service the Plans by means of the increases in capital mentioned above.

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

          On May 7, 2002, the shareholders authorized DMH to purchase up to six million shares on the Telematico within the subsequent 18 months, including for delivery  to employees under the ESOP. Shares are purchased at current market prices within 20 days of receiving an employee’s request, provided that such prices are not more than 10.0% above or below the market price of the shares on the Telematico on the day prior to such purchase. Only shares purchased as described above are used to satisfy purchases of shares under the ESOP. The shares purchased by the employees under the ESOP may not be transferred for a period of three years; as a result, under Italian tax law, the discount we offer under the ESOP is not considered taxable income for the employees. Pursuant to the provisions applicable to share buy-back plans, we may not purchase our shares, including for delivery under the ESOP, unless, among other things, the amount of distributable or available reserves in our unconsolidated financial statements as approved for the prior year (after any distribution of dividends or repurchase of our shares for purposes other than as related to the ESOP that we may decide to make) is equal to or greater than the aggregate euro amount that represents all shares that ESOP beneficiaries would be entitled to purchase. If the amount of distributable and available reserves is less than such aggregate euro amount, we may, at our discretion, implement the ESOP at a per-beneficiary subscription limit that is less than € 3,000.

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

          During 2004 the above authorisation from the shareholders has not been put into effect and, consequently, no own shares have been acquired to service this plan. Accordingly, no provision has been made as of December 31, 2004 in relation to the above Share Plan.

          During 2004, the Parent Company has however acquired own shares for purposes other than to service the above plan.

          These purchases were made in accordance with the shareholders’ authorisation referred to above and were disclosed to Consob on a timely basis. As of December 31, 2004, the parent company holds a total of 3,769,249 own shares.

19. Net sales

          The Company operates predominantly in a single industry segment: the design, manufacture and sale of motorcycles and related products. The Company offers a wide product range of items for sale, manufactured in Italy and marketed by a common sales force.

          Net sales by product class can be analyzed as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Motorcycles	341,529	315,959	302,179
Other including principally parts/ components	71,442	72,282	80,583

	412,971	388,241	382,762

          Net sales can be analyzed by geographic area as following:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Italy	106,595	112,896	125,125
United States	70,115	51,015	59,760
France	33,650	32,092	30,694
United Kingdom	31,716	32,560	31,084
Germany	49,773	42,454	24,715
Japan	44,843	38,254	28,148
Other countries	76,279	78,970	83,236

	412,971	388,241	382,762

          Gross margin (excluding depreciation) by product class can be analyzed as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Motorcycles	117,335	90,605	89,831
Other including principally parts/ components	46,372	44,230	48,085

	163,707	134,835	137,916

20. Cost of goods sold (excluding depreciation)

          Cost of goods sold (excluding depreciation) comprises principally costs of materials, parts and components for production, personnel (both direct and indirect), other manufacturing costs and variations in inventory (including work-in-progress and finished goods). This item also includes expensed research and development costs, which, for the years ended December 31, 2002, 2003 and 2004 amounted to € 4,879 thousand, € 5,024 thousand and € 5,203 thousand respectively; the amounts for the years ended December 31, 2002, 2003 and 2004 include such costs incurred specifically for the racing program for € 1,497 thousand, € 1,400 thousand, and € 1,000 thousand. This item excludes depreciation of the property, plant and equipment employed in the production cycle.

21. Selling, general and administrative expenses (excluding depreciation)

          Selling, general and administrative expenses (excluding depreciation) comprises principally variable sales costs, related personnel costs, commercial, advertising and promotion costs, expenses relating to the Company’s racing program, product warranty expense and charges for doubtful accounts. Advertising and promotion costs of the Ducati brand name for the years ended December 31, 2002, 2003 and 2004 amounted to € 9,494 thousand, € 7,856 thousand and € 11,866 thousand, respectively. Expenses incurred on the racing program for the years ended December 31, 2002, 2003 and 2004 amounted to € 6,540 thousand, € 15,532 thousand and € 18,034 thousand, respectively. Selling, general and administrative expenses exclude the depreciation of the property, plant and equipment employed in the commercial and administrative areas of the Company’s activities.

22. Depreciation of property, plant and equipment

          This item comprises the depreciation of property, plant and equipment (note 6) as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Land and buildings	1,068	1,201	972
Plant and machinery	2,882	3,384	2,445
Industrial and sales tooling/equipment	6,461	8,776	9,694
Other	1,582	1,652	1,607

	11,993	15,013	14,718

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

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Cost of goods sold	9,733	11,307	12,856
Selling, general and administrative expenses	2,260	3,706	1,862

	11,993	15,013	14,718

23. Amortization of intangible assets

          This item comprises the amortization of intangible assets (note 7) as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Incorporation and expansion costs	231	230	123
Research and development costs	8,929	10,964	10,473
Concept costs	90	51	47
Patents and rights on inventions	1,710	1,739	1,412
Licenses, trademarks and similar rights	5,577	5,576	5,577
Goodwill due to the 1996 transaction	1,009	1,009	1,016
Goodwill ex Gio.ca Moto Srl	13	6	—
Non competition 1996 transaction	1,033	1,033	345
Goodwill subsidiaries	152	105	91
Goodwill on consolidation	144	145	143
Incidental costs of share offering	1,884	1,884	428
Other	1,219	1,134	1,146

	21,991	23,876	20,801

24. Other operating revenues

          Other operating revenues mainly relate to rental and sponsorship income, sales of scrap and sundry materials and licensing revenues.

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Sponsorship	9,055	21,236	21,893
Royalties	718	1,337	2,030
Other	1,022	605	795

	10,795	23,178	24,718

25. Interest income and expense

          The composition of interest income is as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Income from certificates of deposit and securities repurchased under resale agreements	212	—	—
Interest earned at banks and on tax refund	1,102	1,619	2,320
Other	66	579	—

	1,380	2,198	2,320

          The composition of interest expense is as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Interest on borrowings (see note 10):
— short-term debt	(594)	(934)	(1,726)
— long-term debt	—	—	—
Other financial charges	(6,269)	(5,175)	(4,720)
Interest expense on notes	(5,989)	(5,362)	(4,344)
Write-down of own shares	—	—	(984)

	(12,852)	(11,471)	(11,774)

          Interest on short and long-term debt relates to loans granted by credit institutions (see note 10). Other financial charges mainly relate to charges and fees on current bank accounts, on export and import transactions, charges on factoring arrangements and cash discounts.

          The interest expense on the bond is shown net of the interest income linked to the repurchase of two tranches of the bond loan as explained in  note (10).

          The caption of € 984 thousand, reflects the write-down of the value of own share from their purchase cost to their market value as of  December 31, 2004. The securities are held as current assets not representing equity investments and they are stated at the lower of cost or their estimated realizable value determined with reference to market conditions in accordance with art. 2426 of the Italian Civil Code.

26. Other non-operating income/(expense), net

          Other non-operating income comprises:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Income:
Trademark revaluation (see note 7)	—	5,234	—
Gains on the disposal of fixed assets	262	—	6
Other	26	98	—

	288	5,332	6

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

Other non-operating expenses comprise:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Expenses:
Losses on disposal of fixed assets	(3)	—	—
Out of period taxation	—	(587)	(393)
Restructuring costs	—	(4,036)	—
Other	(151)	(151)	(177)

	(154)	(4,774)	(570)

Net other non-operating income/(expense)	135	558	(564)

Non operating expenses for the year 2003 include € 4,036 thousand relating to the reorganization plan described in note 1.a paragraph “Other corporate events”.

27. Income taxes

          Current taxes

          The Company and its Italian subsidiaries are subject to two income taxes: (i) Ires – corporate income tax (called Irpeg until December 2003)  and (ii) IRAP.

          IRPEG was levied at a rate of 37% for 2000 and legislation was subsequently enacted  that reduced the rate to 36% for 2001 and 2002 to 34% for 2003 and to 33% for 2004.

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

          Italian companies subject to IRES, such as the Company’s Italian subsidiaries, are eligible for a regime similar to the Super DIT described above (such regime is commonly referred to as “DIT” or “Dual Income Tax”) with the following differences: (i) the reduced IRPEG rate equals 19% and (ii) the average IRPEG rate applicable to the overall companies’ business income cannot be lower than 27%. When calculating the current taxes of the subsidiaries Gio.ca.Moto and Ducati Corse S.r.l., these companies took advantage of the Dual Income Tax for the year ended December 31, 2001.

          The calculation of income taxes in the consolidated financial statements for the year ended December 31, 2004 also takes into consideration the tax effects of tax loss carryforwards for Italian companies, available for income tax purposes. The Company has applied the provisions of Accounting Principle No. 25 on income taxes, issued by the Italian Accounting Profession in March 1999.

          On January 1, 1998, pursuant to Decree 466 dated December 15, 1997, the IRAP tax (regional tax on production activities) was introduced into the Italian tax system. This replaced a number of other taxes such as local income taxes (ILOR), the capital tax, etc. The tax is determined on the basis of net value of production, in accordance with criteria laid down in above mentioned Decree. Since January 1, 1998, the previous rate structure has been replaced by a corporate income tax of 37% plus IRAP of 4.25%. For IRAP purposes, certain costs are not considered deductible (for example payroll costs and financial charges) and, accordingly, in order to quantify deferred taxes at December 31, 2004, rates of 33% or 37.25% have been used according to whether certain costs are deductible or not for IRAP purposes.

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

          As regards the Tremonti-bis law and their deductibility of investments in fixed assets, the Company took advantage of this benefit during the year ended December 31, 2004. The benefit is recognized as a reduction of income tax expense in the year in which the credit is claimed for tax purposes.

Taxation for 2004 and 2003 determined by applying the current tax rate to the reported results before tax is reconciled with the net taxation actually recorded in the consolidated statement of operations as follow (€ ‘000):

	Year ended December 31, 2003			Year ended December 31, 2004

	Irpeg	Irap	Total	Ires	Irap	Total

Result before taxes	120	120		(1,763)	(1,763)
Timing differences deductible in future years	9,628	8,747		32,688	43,638
Reversal of timing differences from prior years	(12,849)	(11,921)		(16,854)	(14,700)
Differences that will not reverse in future years	815	56,446		1,812	38,934
Taxable income before carry-forward tax losses	(2,286)	53,392		15,883	66,109
Utilisation of carry-forward tax losses	4,798			(15,453)
Taxable income	2,512	53,392		430	66,109
Current tax	829	2,269	3,098	142	2,810	2,952
Other reclassifications	280	—	280	138	8	146
Tax on temporary differences	(1,719)	—	(1,719)	(1,975)	(196)	(2,171)
Tax on utilisation of carry-forward tax losses	(1,583)	—	(1,583)	5,099	—	5,099
Taxes relate to previous years and other reclassifications	—	4	4	—	—	—
Total actual tax burden	(2,193)	2,273	80	3,404	2,622	6,026

Deferred tax assets (liabilities)

          Deferred tax assets and liabilities as of December 31, 2004 and 2003 were calculated at current tax rates at the balance sheet date, bearing in mind the period when they will presumably reverse as allowed by the above mentioned accounting principle No. 25.

          Deferred income taxes have not been calculated on the undistributed earnings of foreign subsidiaries, as these earnings have been substantially reinvested and there are no plans to initiate any action that would precipitate payment of income taxes thereon.

          The overall tax charge amounts to the following:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Current taxation	4,106	3,378	3,098
Deferred taxation	(2,120)	(3,298)	2,928

	1,986	80	6,026

The tax effect of timing differences and losses carried forward that gives rise to deferred tax assets and liabilities at December 31, are presented below:

	Year ended December 31, 2003			Year ended December 31, 2004

	Timing differences	%	Tax effect	Timing differences	%	Tax effect

	(€ ‘000)
Deferred tax asset
Warranty provision	6,286	37.25%	2,342	6,286	37.25%	2,342
Allowance for inventory	4,784	37.25%	1,782	5,066	37.25%	1,887
Maintenance expenses	2,884	37.25%	1,074	2,985	37.25%	1,112
Public Relations expenses	593	37.25%	221	415	37.25%	155
Write down of investments	6,428	33%	2,121	4,285	33%	1,414
Write down of own shares	—	33%	—	984	33%	325
Allowance for doubtfull account	418	33%	138	1,121	33%	370
Unrealised intercompany profit	8,716	37.25%	3,247	4,789	37.25%	1,784
Unrealized intercompany profit on sale of brand	—		—	9,923	37.25%	3,696
Losses carried forward	29,217	33%	9,642	12,775	33%	4,216
Finance lease accounting	1,642	37.25%	612	1,363	37.25%	507
Deferred tax assets of foreign subsidiaries			2,873			2,805

Total deferred tax asset	60,968		24,052	49,992		20,613
Deferred tax liabilities
Write off of tax driven entries	—	37.25%	—	(5,660)	37.25%	(2,108)
Accelerated depreciation	(15,294)	37.25%	(5,697)	(6,451)	37.25%	(2,403)
Flooring	(232)	34.00%	(79)	(356)	34.00%	(121)
Other consolidation adjustments	(3,136)	37.25%	(1,165)	(5,181)	37.25%	(1,930)

Total deferred tax liabilities	(18,662)		(6,941)	(17,648)		(6,562)

Total Net Deferred Tax Assets (Liabilities)	42,306		17,111	32,344		14,051

          Movements in the total of deferred income tax (assets)/liabilities for the periods presented are as follows:

	Assets	Liabilities	Total

	(€ ‘000 )
December 31, 2002	22,535	(18,851)	3,684

Increases/decreases	1,655	6,877	8,532
Foreign exchange net	(138)	(169)	(307)
Other movements *	—	5,202	5,202

December 31, 2003 reclassified	24,052	(6,941)	17,111
Increases/decreases	(3,302)	374	(2,928)
Foreign exchange net	(137)	5	(132)

December 31, 2004	20,613	(6,562)	14,051

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

          Fiscal periods since 2000 or since the incorporation date of the company’s Italian subsidiaries if later, for which December 31 of each year represent the statutory closing date, are still open to assessment for both income tax and Value Added Tax (“VAT”) purposes; for the overseas subsidiaries fiscal periods are open as follows:

•	Ducati North America, Inc. from 2000;
•	Ducati Deutschland G.m.b.H. and Ducati France SA from 2000;
•	Ducati Japan K.K from 2000;
•	Ducati Benelux B.V. and Ducati U.K. Limited from 2000.

          At December 31, 2004, there are no significant tax claims with respect to either the Company or the Company’s subsidiaries.

          The tax losses to be carried forward, for which the related deferred tax assets have not been recorded, amount to about € 10.9 million, and are almost entirely related to  part of the tax losses carried forward by Ducati North America Inc. The US subsidiary’s 2004 financial results reflected an economic upturn, as forecast in the three-year budgets prepared by the management, and this upturn is expected to continue. On the basis of these budgets, $2.9 million of deferred tax asset was accounted for relating to previous year losses. For the sake of prudence, the additional deferred taxes of the US subsidiary relating to losses carried forward were not accounted for on December 31, 2004, as their reversal, based on future taxable income, could occur over a prolonged period of time, and is therefore both difficult and uncertain to make a reliable forecast.

28. Transactions with related parties

          During the three year period ended December 31, 2004, transactions with related parties included only transactions with the members of Board of Directors, as follows:

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

          These transactions were carried out on an arm’s-length basis.

Year ended December 31, 2003

	Directors’ emoluments	Collaboration and/or remuneration	Expenses reimbursed

	Euro	Euro	Euro
Federico Minoli	*250,000	872,288	58,683
Giorgio Seragnoli	15,000	—	—
Mauro Benetton	15,000	—	—
David Bonderman	15,000	—	—
Alessandro M. M. Foti	12,500	—	—
Abel Halpern	15,000	—	13,423
Andrea Lipparini	11,250	—	—
Paolo Pietrogrande	15,000	289,725	—
Dante Razzano	15,000	—	—
Giles Thorley	10,000	—	—
Ulrich Weiss	15,000	—	—

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

          A commercial services agreement has been signed with Contemporanea Progetti S.r.l., in which a relative of Paolo Pietrogrande holds a 30% interest.  Work on this agreement to revamp up the assembly line was completed by December 2003 at a cost of € 17 thousand.

          The Board of Directors has granted a contract for the training of personnel to Knowledge Lab S.r.l., in which Andrea Lipparini holds a 22.5% interest.  The value of this work, to be completed by December 2004, is about € 12,000.

          These transactions were carried out on an arm’s-length basis.

Year ended December 31, 2004

	Directors' emoluments	Payments regarding prior years	Collaboration and/or remuneration	Expenses reimbursed

Federico Minoli	*250,000	—	310,753	54,035
Giorgio Seragnoli	15,000	—	—	—
Mauro Benetton	15,000	—	—	—
David Bonderman	15,000	30,000	—	—
Alessandro M. M. Foti	15,000	—	—	—
Abel Halpern	15,000	30,000	—	—
Andrea Lipparini	15,000	—	1,695	—
Paolo Pietrogrande	15,000	—	5,706	—
Dante Razzano	15,000	7,500	—	—
Giles Thorley	15,000	10,000	—	—
Ulrich Weiss	15,000	30,000	—	—

* Waived director’s emoluments of € 15,000

          Two commercial services agreements have been signed with Dream Engine S.r.l., whose sole director and indirect controlling quotaholder was  Dr. Federico Minoli. These agreements involved, respectively, the organisation of the “Motogiro d’Italia”, the “Centopassi” and the “Ducati World Weekend” events which were held during the months of July and September 2004. The invoices recorded as of  December 31, 2004 total € 566 thousand.

It should also be noted that in the meeting of the Board of Directors of Ducati Motor Holding S.p.A. held on  February 10, 2005, Dr. Federico Minoli announced that he had resolved the issue of potential conflict of interests with regard to Dream Engine S.r.l and its relationship with Ducati Motor Holding S.p.A.

          Considering Ducati Motor Holding S.p.A’s interests in the activities of Dream Engine S.r.l., particularly in connection with the right to use the “Motogiro” trademark, Dr. Federico Minoli has decided to waive all interests, direct and indirect, in Dream Engine S.r.l.

          In 2004 we paid Paolo Pietrogrande € 135 thousand in compensation for consulting fees.

          A commercial services agreement has been signed with Contemporanea Progetti S.r.l., in which a relative of Paolo Pietrogrande holds a 30% interest. The value of the work completed by December 2004, under this agreement to brighten up the assembly line, totals € 98 thousand.

          The Board of Directors has granted a contract for the training of personnel to Knowledge Lab S.r.l., in which A. Lipparini holds a 22.5% interest. The value of this work, scheduled for completion by December 2004, is about € 12,000. The invoices recorded as of  December 31, 2004 total € 8 thousand.

          The above transactions were arranged on arms’-length terms. Reference is also made to the “Commitments not reflected in the Balance Sheet” section of the explanatory notes as of  December 31, 2004 and to the paragraph on “Stock Option Plans”.

          At December 31, 2004, members of the Board of Directors held shares in Ducati Motor Holding S.p.A. as follows:

Year ended December 31, 2004

Giorgio Seragnoli	7,815,692
Federico Minoli	225,000
Alessandro M. M. Foti	1,000

          Refer to notes 17 and 18 in relation to share option plans and other entitlements involving the Directors.

29. Application of generally accepted accounting principles in the United States of America as of December 31, 2004

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

          The allocation of the total purchase consideration under U.S. GAAP is as follows:

	Initial	Adjustment	Total

	(€ 000 )
Book value—liabilities in excess of assets at September 25, 1996 under Italian GAAP	(39,020)	—	(39,020)
U.S. GAAP adjustments	(2,086)	—	(2,086)
Book value of liabilities in excess of assets acquired	(41,106)	—	(41,106)
Adjustments:
o Property, plant and equipment	10,122	—	10,122
o Non-compete agreement	7,746	—	7,746
o Deferred taxes	3,899	—	3,899
o “Brand name’’	67,793	6,585	74,378
o Predecessor basis adjustment	71,242	6,326	77,568

	119,696	12,911	132,607

          This accounting under U.S. GAAP has resulted in a book value of the brand name lower than its basis for Italian tax purposes. Over subsequent accounting periods, the tax benefit associated with deducting the excess of tax-deductible brand name is recognized when realized in the tax return as a reduction to the carrying value of the brand name.

          (b) Research and development

          Under Italian GAAP certain costs, principally research and development expenditures on specific product development projects, are deferred and amortized over the estimated useful lives of the respective assets. Under U.S. GAAP, such costs are expensed as incurred, as these costs do not meet the requirement of capitalization under U.S. GAAP.

          (c) Costs associated with initial public offering

          Under Italian GAAP, costs associated with the Company’s initial public offering, including underwriting discounts, commissions, offering expenses and registration taxes are capitalized as an intangible asset and are being amortized over a period of five years from the date of the offering. Under U.S. GAAP, these costs are considered to be directly associated with the capital increase from such an offering and consequently have been deducted from the share premium account within shareholders’ equity, net of the expected income tax benefit from the deductibility of these costs over its amortization period for fiscal purposes. As of December 31, 2004, the Company has fully amortized these costs under Italian GAAP.

          (d) Derivative financial instruments

          The Company utilizes forward exchange contracts to hedge foreign currency risks on export sales and forecasted transactions. Under Italian GAAP, gains and losses on forward exchange contracts are deferred where the contract is designated to be a forecasted transaction. In addition, the Company utilizes interest rate swaps to hedge the risk associated with variability in interest rates associated to its short term borrowings; under Italian GAAP, interest cost is calculated and charged to the income statement at the hedged interest rate, while the derivative instrument is recorded as an off-balance sheet item. Also, under Italian GAAP, premiums/discounts are amortized on a straight line basis.

          Under U.S. GAAP, the Company has adopted SFAS No. 133, as amended by SFAS No. 138 and SFAS No. 149, Accounting for Derivative Financial Instruments, (“SFAS 133”) as of January 1, 2001, as required. The Company, including DDF1 which is consolidated as described in note 29(k), does not qualify for hedge accounting provisions in accordance with SFAS 133 for its hedging derivatives, as it does not have the required contemporaneous documentation; therefore all derivative instruments (forward contracts and interest rate swaps) are recorded at fair value, with adjustments to fair value at each reporting date recorded in the consolidated statement of operations.

          (e) Dealer incentives—operating costs and financial expenses

          Under Italian GAAP, the Company’s financing of dealers’ flooring as an incentive and cash discounts granted to customers are treated as a financial expense as interest matures. In addition, bonus payments granted to dealers upon completion of a certain volume of purchases are accrued at the time of revenue recognition and recorded as selling expenses. Under U.S. GAAP, the projected costs for flooring incentives and cash discounts are estimated and accrued at the time of grant, and are classified as a reduction of revenue, in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), (issue 1), and the amount of such reduction in 2002, 2003 and 2004 was € 2,890 thousand, € 2,484 thousand and € 1,358 thousand, respectively. In addition, under U.S. GAAP volume bonuses are accrued at the time of revenue recognition and are classified as a reduction of revenue, in accordance with EITF 01-09 (issue 6), and the amount of such reduction in 2002, 2003 and 2004 was € 16,500 thousand, € 14,466 thousand and € 17,898 thousand, respectively.

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

          (g) Deferred taxes

          Under Italian GAAP, deferred taxes are recognized on the entire difference between the reported amount of the brand name (see note (a)) and its tax basis, following a business combination.

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

          Under U.S. GAAP, in accordance with EITF 93-16, a deferred tax liability of € 3,807 was recorded for the amount of taxes to be paid in case of distribution of the revaluation reserve or liquidation of the Company, created as a result of the trademark revaluation recognized in 2003. Thus due to the revaluations of trademark in 2003, the Company recorded a net regional tax (IRAP) benefit of € 1,427 in the U.S. GAAP financial statements. This benefit has been classified as part of income tax expense, in accordance with EITF 98-11.

          Under Italian GAAP, the tax effects of transaction between consolidated companies are deferred when taxes have been paid in cash and recorded on the balance sheet; such amount is classified as deferred tax asset and is subject to valuation.

          Under U.S. GAAP, in accordance with ARB 51, income taxes paid on intercompany profits must be deferred and recognized as tax expense as the asset is depreciated; in addition, no deferred tax assets can be created for the difference between the tax basis of the asset and the carrying amount on the consolidated financial statements. The use of existing net operating loss carryforwards generally has the same effect as if taxes were paid with cash; therefore, net operating loss carryforwards used should be deferred as well. Such deferred income taxes are not classified as deferred tax assets, and are not subject to valuation, nor should be adjusted for changes in tax rates. Thus due to this difference, deferred income taxes of € 7,710 thousand have been recognized under U.S. GAAP at December 31, 2004, while only € 3,696 thousand have been recognized under Italian GAAP.

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

          Under U.S. GAAP, the provisions of Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), Accounting for Stock-Based Compensation, allow entities to continue to apply the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees” for the accounting of compensation expense for its stock based compensation plans, and requires certain pro-forma disclosures for employee share options granted as if the fair-value-based methods defined in SFAS No. 123 had been applied. For U.S. GAAP purposes, the Company has elected to apply the provisions of APB Opinion No. 25 and related interpretations and provide the pro-forma disclosure provisions of SFAS No. 123 for its share option plans. Compensation expense is recorded in the financial statements, for a fixed plan, only if the market value of the underlying shares exceeds the exercise price on the grant date (which is also the measurement date), and for a variable plan, only if the market value of the underlying shares at each reporting period exceeds exercise price. SFAS No. 148 amended SFAS No. 123 and the disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002.

          Under the terms of the 1997 Plan, 8,148,148 options were granted during 1997 with an exercise price of € 0.723 per share. The terms of the 1997 Plan provide a cash-out provision until such time the Company’s shares are traded in a recognized stock market. As a result, the Company has accounted for the 1997 Plan under U.S. GAAP in a manner similar to the accounting for stock appreciation rights. No compensation expense was recorded in the financial statements for the accounting periods up to and including December 31, 1998, as the formula price did not exceed the exercise price per share. Upon the Company’s initial public offering, the 1997 Plan was considered to be a fixed plan. However, the Company’s initial public offering resulted in a measurement date and a non-cash compensation expense of € 17,641 thousand, which was amortized over the vesting period. All the options granted under this plan are vested and exercisable as of December 31, 2003 and 2004.

          Under the terms of the 1999 Plan, the Company issued options to various employees during 1999, 2000, 2001, 2002 and 2004.  No options were issued under this Plan during 2003.  The options issued in 1999 and 2000 were accounted as stock appreciation rights under U.S. GAAP until the shareholders have approved both the share capital increase to satisfy these options.  The shareholders approval in 2000 also resulted in fixing the exercise price for the options issued in 1999 and 2000. The approval resulted in a measurement date for these options and stock compensation expense of € 413, amortized over the vesting period. The options issued in 1999 and 2000 were accounted as fixed stock options.  The amount of amortization expense, net of forfeitures, recognized in 2002 and 2003 was € 101 thousand and € 67 thousand, respectively. By December 31, 2004, all the options granted in 1999 and 2000 were fully vested. The options granted in 2001, 2002 and 2004 are considered variable as the exercise price cannot be lower than the consolidated net worth per share at the time of exercise; hence the company accounted for these options in accordance with the variable method. Under this method, compensation expense is measured at each reporting date and calculated as the difference between the market price of the shares at the reporting date and the exercise price. No compensation expense relating to these options was recorded, as the exercise price is higher than the market value of the underlying shares as of December 31, 2002, 2003 and 2004.

          With regard to the 1999 and 2000 stock option grants, the stock options plans provide the Company the discretion to cash-out the stock options and for all the reporting periods the Company has determined not to use cash-out provisions, therefore no further compensation expense shall be recorded in future periods in relation to these options. In addition, the Company has evaluated, in accordance with EITF 00-23, the mandatory cash-out provisions in the event of the contingency that the Company’s share are not traded on the Italian Stock Market on the date of relevant stock exercise. Based on the guidance of EITF 00-23, the Company does not believe the existence of cash-out provisions based on the occurrence of the contingency is probable and the Company will continuously evaluate the probability during the contingency period.

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

          During the year, the Company has changed depreciation rates for certain assets on a prospective basis; in addition to the Italian GAAP disclosure, the earnings per share effect on such change in estimate is required under U.S. GAAP. The earning per share impact amounts to less than 1 €/cent.

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

          (k) Securitization

          As explained in Notes 1(c) and 3, the Company has sold some of its accounts receivable to DDF1. Under Italian GAAP, the transfer of such receivables qualified for sale accounting. However, under U.S. GAAP, in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, some of the transfers did not qualify for sale accounting, (1) as they were not isolated from the transferor (Ducati) as of December 31, 2003, due to non-fulfillment of certain legal formalities such as publication in the Italian Gazette and (2) due to contractual requirements imposed on DDF1 by the senior note holders, to which Ducati is a party to the agreement, which prohibit DDF1 from pledging or exchanging the transferred assets (namely, the accounts receivable).

          In addition, DDF1 does not meet the requirements of qualified special purpose entity (QSPE). As of December 31, 2003, the Company had not yet adopted the provisions of FIN 46R, Consolidation of Variable Interest Entities, therefore an evaluation whether to consolidate DDF1 was performed in accordance with EITF Topic D-14, Transactions Involving Special Purpose Entities, and EITF 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions. Based on the criteria set forth in the above literature, the Company has concluded that DDF1 needs to be consolidated for U.S. GAAP purposes only as of and for the year ended December 31, 2003. For 2004, due to the restrictions imposed on DDF1 by the note holders (including Ducati), the transfer of receivables did not meet the sale accounting under SFAS 140. In addition, the adoption of FIN 46(R) did not change the consolidation requirements of DDF1 as the Company is determined to be the primary beneficiary, due to the fact that it is the sole holder of the subordinated debt, and DDF1 is a VIE.

          On the date Ducati first became involved with DDF1, the carrying value of the assets, liabilities and non-controlling interests equaled their fair value, and no evaluation of fair value was carried out for the accounts receivable that were transferred by Ducati as they were required to be carried at Ducati’s carrying value.

          As DDF1 is not consolidated under Italian GAAP, the effect of consolidation on the Company’s balance sheet prepared under Italian GAAP is as follows (in millions of Euro):

	2003	2004

Cash and Cash Equivalents	10	16
Outstanding Accounts Receivable	37	42
Deferred Purchase Price	(5)	(8)
Other Long Term Assets	(10)	(10)

Assets	32	40

Senior Class A Notes	33	45
Due to DDF1	(1)	(5)

Liabilities	32	40

          There was no effect on the Statement of Operations as all expenses of DDF1 were reimbursed by Ducati and such reimbursements were already reflected in the Statement of Operations under Italian GAAP, other than the fair value of the derivatives at the end of the year which are not recorded under Italian GAAP. In addition, start up costs were expensed under U.S. GAAP and are amortized over a period of five years under Italian GAAP.

          (l) Own shares

          Under Italian GAAP, own shares are classified as current assets and recorded at the lower of cost and market value at the end of the period. Under U.S. GAAP, own shares are classified as a reduction of equity, and recorded at cost. Therefore the amount included in the reconciliation of shareholders’ equity is the net amount between € 4,267 thousand, gross amount of treasury stock, and € 984 thousand, market value adjustment. In addition, under Italian GAAP the Company has a choice to show the purchase of its own shares as cash and cash equivalent or as part of operating activities, while under U.S. GAAP purchase of own shares is a financing activity.

          (m) Classification of Syndicated Loans

          Under U.S. GAAP, long-term borrowings are classified as non-current liabilities until the borrowings become due within one year from the date of balance sheet and there are no violations of any of the covenants and when the management believes that it is not probable that the lender will accelerate repayment due to subjective acceleration clauses contained in the agreement.  Also, under US GAAP, to classify a borrowing that has become current, on the balance sheet date, due to repayment schedule as non current liability; the management should have the ability and intent to refinance the obligation on a long-term basis and refinances such obligation after the balance sheet date,  provided the new borrowing meets the conditions laid down in SFAS 6, Classification of Short-Term Obligations Expected to Be Refinanced an amendment of ARB No. 43, Chapter 3A, and related interpretations.  If the terms of the new borrowing contain subjective acceleration clauses then the borrowing would be classified as current liability, without regard to any probability analysis. Italian GAAP does not have any specific guidance on subjective acceleration clauses and in the opinion of the management the evaluation is made on a probability basis in all situations.

          (n) Restructuring Costs

          Under Italian GAAP, restructuring costs are accrued at the time a formal decision is taken by the Board of Directors to terminate a certain amount of employees. During 2003, the Company has communicated and terminated certain employees, including the Managing Director, and incurred certain employee termination benefits. All of the employees were notified and terminated in 2003, with all related termination severance paid in 2003; under Italian GAAP, the residual amount of € 11 thousand, accrued in 2003 but not paid at December 31, 2003 has been recorded as “Provision for corporate reorganization”. Under U.S. GAAP, restructuring costs must be recorded only if they meet the definition of a liability. As the residual amount of € 11 thousand did not meet the recognition criteria prescribed by Statement 146, the adoption of Statement 146 resulted in the reversal to the statement of income of the residual amount accrued in the Italian GAAP financial statements, for € 11 thousand. In addition, under Italian GAAP these amounts are shown as non-operating expense and the US GAAP they are part of operating expenses.

          (o)  New Accounting Standards Not Yet Adopted

          In December 2004, FASB Statement No. 123 (revised 2004), Share-Based Payment was issued.  Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement.  The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under Statement 123, as originally issued. The revised Statement requires both public and nonpublic entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. Statement 123(R) is effective for public companies that do not file as small business issuers as of the beginning of the next fiscal year that begins after June 15, 2005 (i.e, January 1, 2006 for Ducati).  All public companies, including small business issuers, and those nonpublic entities that adopted the fair-value-based method of accounting, rather than the minimum-value method, must use either the modified prospective or the modified retrospective transition method. Early adoption of this Statement for interim or annual periods for which financial statements or interim reports have not been issued is encouraged.

          In November 2004, the FASB issued Statement No. 151, Inventory Costs, to amend the guidance in Chapter 4, “Inventory Pricing,” of FASB Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins.  Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  The Statement requires that those items be recognized as current-period charges.  Additionally, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The issuance of this Statement is a result of efforts by the FASB and the International Accounting Standards Board (IASB) to improve the comparability of cross-border financial reporting.  The amending language in Statement 151 improves the consistency between ARB No. 43, Chapter 4, and International Accounting Standard No. 2, Inventories.  Statement 151 is effective for fiscal years beginning after June 15, 2005 (i.e. January 1, 2006).  Adoption of this standard will not have an impact on the Company’s inventory costs.

          In December 2004, FASB issued Statement No. 153, Exchanges of Productive Assets: an Amendment of APB Opinion No. 29.  As part of its short-term international convergence project with the IASB, on December 16, 2004, the FASB issued Statement 153 to address the accounting for nonmonetary exchanges of productive assets.  Statement 153 amends APB No. 29, Accounting for Nonmonetary Exchanges, which established a narrow exception for nonmonetary exchanges of similar productive assets from fair value measurement.  This Statement eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance.  Under Statement 153 nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance.  The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  An entity should apply the provisions of Statement 153 prospectively for nonmonetary asset exchange transactions in fiscal periods beginning after June 15, 2005 (i.e. January 1, 2006 for Ducati).

30.     Reconciliation of net profit/(loss) and shareholders’ equity determined under Italian GAAP with those under U.S. GAAP

Certain reclassifications have been made to the prior year amounts to conform them to the current year.

The calculation of net profit/(loss) and shareholders’ equity in conformity with U.S. GAAP is as follows:

          Reconciliation of net profit/(loss):

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000, except per share data which is stated in € )
Net profit (loss) under Italian GAAP	6,525	40	(7,789)
Adjustments increasing (decreasing) reported net profit:
o Reduction of gross revenues (see note 29(e))	(19,390)	(16,950)	(19,256)
o Selling, general and administrative expenses (excluding depreciation) (i)	16,500	14,466	17,898
o Interest (ii)	2,890	2,484	1,358
o Flooring accrual (see note 29(e) and (ii))	795	33	(146)
o Depreciation of property, plant and equipment (iii)	320	312	250
o Amortization of intangible assets (iv)	(193)	5,459	3,234
o Stock-based compensation (see note 29(h))	(101)	(67)	—
o Derivative financial instruments (see note 29(d))	642	(358)	(28)
o Own shares devaluation (see note 29 (l))	—	—	984
o Reclassification of out of period taxation (see note 26)	—	587	393
o Incometaxes (v)	(1,022)	(6,616)	1,031

Net profit/(loss) under U.S. GAAP	6,966	(610)	(2,071)

Net profit /(loss) per share – basic	0.044	(0.004)	(0.013)
Weighted average number of shares (basic) (see note 29 (i))	158,500,963	158,500,963	158,686,285
Net profit/(loss) per share - diluted	0.043	(0.004)	(0.013)
Weighted average number of shares (diluted) (see note 29(i))	162,359,032	158,500,963	158,686,285

In computing diluted earnings per share for the years ended December 31, 2002, the dilutive effect of share equivalents under the 1997 share option plan has been included, resulting in an increase of the weighted number of shares of 3,858,069. The dilutive effect of the share equivalents under the 1997 share option plan is not considered in 2003 and 2004, due to the net loss for those years.

(i)	The breakdown of the adjustments to selling, general and administrative expenses (excluding depreciation) is summarized below:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	( € ‘ 000)
Volume bonus to dealers (see note 29 (e))	16,500	14,455	17,898
Restructuring costs (see note 29 (n))	—	11	—

	16,500	14,466	17,898

(ii)	The breakdown of the adjustments to interest expense is summarized below:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000 )
Cash discounts (see note 29 (e))	728	443	506
Interest on dealer incentives (see note 29(e))	2,162	2,041	852

	2,890	2,484	1,358

(iii)	The breakdown of the adjustments to depreciation of property, plant and equipment is summarized below:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	( € ‘ 000)
Revaluation on business combination (see note 29(a))	258	250	250
Software capitalization (see note 29(f))	62	62	—

	320	312	250

(iv)	The breakdown of the adjustments to amortization of intangible assets is summarized below:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	( € ‘ 000)
Brand name on business combination (see note 29(a))	5,469	5,813	5,836
Research and development (see note 29 (b))	(7,888)	(1,965)	(3,467)
Cost associated with initial public offering (see note 29(c))	1,928	1,928	429
Reversal goodwill amortization (see note 29 (j))	296	250	229
Costs incurred in connection with securitization (see note 29 (k))	(92)	(680)	258
Other	(16)	76	(51)
Advertising costs	110	37	—

	(193)	5,459	3,234

“Other” includes amortization of debt issuance expense on effective interest method which is amortized on a straight line basis under Italian GAAP, and add back pertaining to incorporation and expansion costs which are written off as they are considered to be start-up costs under U.S. GAAP.

(v)	The breakdown of the adjustments to income taxes is summarized below:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	( € ‘ 000)
Deferred taxes related to revaluation surplus (see note 29(g))	—	(3,807)	—
Reclassification out of period taxation (see note 26)	—	(587)	(393)
Deferred income taxes on intercompany transfer of trademark (see note 29(g))	—	—	4,014
Income tax effect of US GAAP adjustments	(1,022)	(2,222)	(2,590)

	(1,022)	(6,616)	1,031

Reconciliation of shareholders’ equity:

	As of December 31, 2003	As of December 31, 2004

	( € ‘ 000)
Shareholders’ equity under Italian GAAP	158,399	149,838
Adjustments increasing (decreasing) reported shareholders’ equity:
o Property, plant and equipment (vi)	(6,894)	(6,644)
o Intangible assets (vii)	(100,507)	(100,423)
o Accrued expenses and other current liabilities (see note 29(e) and (viii))	(342)	(560)
o Derivatives (x)	359	331
o Deferred tax assets and deferred tax charge (see note 29(g) and (ix))	30,542	35,157
o Own shares (see note 29 (l))	(391)	(3,283)
o Other	(12)	6

Shareholders’ equity under U.S. GAAP	81,154	74,422

(vi)	The breakdown of the adjustments to property, plant and equipment is summarized below:

	As of December 31, 2003	As of December 31, 2004

	( € ‘ 000)
Revaluation on business combination (see note 29(a))
- cost	(9,156)	(9,156)
- accumulated depreciation	2,262	2,512

	(6,894)	(6,644)

(vii)	The breakdown of the adjustments to intangible assets is summarized below:

	As of December 31, 2003	As of December 31, 2004

	(€ ‘000)
Brand name on business combination (see note 29(a))
- cost	(72,968)	(72,968)
- tax benefit on brand name (see note 29(g))	(44,742)	(47,943)
- accumulated amortization	46,872	52,708
Research and development (see note 29(b))	(28,979)	(32,446)
Costs associated with initial public offering (see note 29(c))
- cost	(9,640)	(9,640)
- accumulated amortization	9,211	9,640
Goodwill	511	740
Costs incurred in connection with securitization	(772)	(514)

	(100,507)	(100,423)

(viii)	The breakdown of the adjustments to accrued expenses and other current liabilities, other than derivatives, is summarized below:

	As of December 31, 2003	As of December 31, 2004

	( € ‘ 000)
- Dealer incentives (see note 29(e))	(233)	(350)
- Other	(109)	(210)

	(342)	(560)

(ix)	The breakdown of the adjustments to income taxes is summarized below:

	As of December 31, 2003	As of December 31, 2004

	(€ ‘000)
- Deferred taxes related to revaluation surplus	(7,996)	(7,996)
- Deferred income taxes on intercompany transfer of trademark (see note 29(g))	—	4,014
- Income tax effects of US GAAP adjustments, including tax effect on brandname	38,538	39,139

	30,542	35,157

(x)	The breakdown of the adjustments to derivatives is summarized below:

	As of December 31, 2003	As of December 31, 2004

	( € ‘ 000)
- Derivative financial instruments (see note 29(d) and note 5)
- Unamortized premium under Italian GAAP	(3,492)	(1,739)
- Fair value of Ducati’s derivatives other than IRS	3,945	1,785
- Fair value of IRS	(94)	(42)
- Fair value of derivatives of DDF1	—	327

	359	331

Condensed consolidated balance sheet—U.S. GAAP

	December 31, 2003	December 31, 2004

	( € ‘ 000)
Assets
Current assets	294,094	296,871
Property, plant and equipment, net	62,908	58,835
Intangible assets, net	21,531	16,553
Deferred tax assets, net of valuation allowance (excluding current portion)	32,793	27,639
Other long-term assets	562	8,133

Total Assets	411,888	408,031

Liabilities and Shareholders’ Equity
Current liabilities	190,119	253,692
Long term debt, less current	114,882	52,406
Obligations under capital leases, excluding current Installments	14,939	11,869
Other long-term liabilities	10,794	15,642

Total Liabilities	330,734	333,609
Shareholders’ equity
Share capital	82,420	82,590
Additional Paid in Capital	32,511	32,548
Own shares	(391)	(4,267)
Predecessor basis adjustment	(77,568)	(77,568)
Retained earnings	43,504	41,431
Accumulated other comprehensive income	678	(312)
Total Shareholders’ Equity	81,154	74,422

Total Liabilities and Shareholders’ Equity	411,888	408,031

Condensed consolidated statement of operations—U.S. GAAP

          With regard to the consolidated statements of operations, the Company’s operating income, profit before income taxes, income taxes and net profit/(loss) as determined under U.S. GAAP would have been as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	( € ‘ 000)
Operating income	16,148	6,321	5,589
Profit before income taxes	9,973	852	2,924
Income taxes	(3,007)	(1,462)	(4,995)

Net profit/(loss)	6,966	(610)	(2,071)

          Condensed consolidated statement of cash flows—U.S. GAAP

Had statements been prepared under U.S. GAAP, the key captions in the condensed consolidated statement of cash flows would have been as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Net cash provided by/(used in) operating activities	4,679	(2,231)	6,597

Net cash used in investing activities	(23,889)	(14,019)	(7,577)

Net cash provided by financing activities	19,890	26,333	13,149

Effect of exchange rate changes on cash	(425)	(461)	293
Net increase/(decrease) in cash and cash equivalents	255	9,622	12,462

          Furthermore, the supplemental disclosure for the consolidated statement of cash flows required by U.S. GAAP is as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Cash paid during the year for:
Interest	9,187	6,441	7,290

Income taxes	4,336	3,357	5,328

          Statement of comprehensive income/(loss)

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Net income/(loss)	6,966	(610)	(2,071)
Foreign currency translation adjustment	(1,223)	(1,394)	(990)

Comprehensive income/(loss)	5,743	(2,004)	(3,061)

31. Additional Financial Statements Disclosures required by U.S. GAAP

          The following information is presented on a U.S. GAAP basis.

Income taxes

          Profit before income taxes consists of:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Domestic	15,575	709	1,765
Foreign	(5,602)	143	1,159

	9,973	852	2,924

          Income tax (expense)/benefit consists of:

	Current	Deferred	Current tax benefit applied to reduce brand name	Total

	(€ ‘000)
Year ended December 31, 2002:
Domestic	(3,633)	8,702	(5,491)	(422)
Foreign	(473)	(2,112)	—	(2,585)

	(4,106)	6,590	(5,491)	(3,007)
Year ended December 31, 2003:
Domestic	(2,931)	2,766	(3,201)	(3,366)
Foreign	(447)	2,351	—	1,904

	(3,378)	5,117	(3,201)	(1,462)
Year ended December 31, 2004:
Domestic	(2,967)	1,229	(3,201)	(4,939)
Foreign	(131)	75	—	(56)

	(3,098)	1,304	(3,201)	(4,995)

          The significant components of deferred income tax (expense)/benefit consist of:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Deferred tax (expense)/benefit (exclusive of the effects of other components below)	10,001	1,846	5,764
Benefits of operating loss carry forwards	—	1,461	(4,630)
Change in valuation allowance	(3,217)	2,329	170
Adjustments to deferred tax liabilities and assets for enacted changes in tax laws and rates	(194)	(519)	—

	6,590	5,117	1,304

The reported amount of income taxes differs from the amount that would result from applying the statutory IRES tax rate of 33%  (36% in 2002, 34% in 2003) to profit before income taxes as a result of the following:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ ‘000)
Computed “expected” tax expense	(3,590)	(290)	(964)
Non deductible expenses	(828)	(402)	(974)
Tax rate differential for foreign subsidiaries	207	(14)	(32)
Tax-driven write-off of investment in subsidiaries (see note 27)	3,685	—	—
Regional corporate income tax (IRAP) (see note 27)	(3,184)	(2,233)	(2,818)
Change in valuation allowance	(3,217)	2,329	170
Tremonti law investment incentive	2,622	—	377
Change in tax laws and rates	(194)	(519)	—
Other minor adjustments	1,492	(333)	(754)

Actual income taxes	(3,007)	(1,462)	(4,995)

          The tax effects of each type of temporary differences and carry forward that gives rise to significant portions of the deferred tax assets and liabilities at December 31, are presented below:

	December 31, 2003 Total	December 31, 2004 Total

	(€ ‘000)
Deferred tax assets:
- Inventories	5,029	3,670
- Brand name	21,795	24,578
- Accrued liabilities	6,371	2,731
- Net operating loss	18,253	12,965
- Deferred research and development expenses	10,795	12,079
- Other	94	(10)

Deferred tax assets before valuation allowance	62,337	56,013
Valuation allowance	(6,688)	(6,518)

Total deferred tax assets	55,649	49,495
Deferred tax liabilities:
- Revaluation reserve	(7,996)	(7,996)

Net deferred tax assets	47,653	41,499

Deferred income taxes on intercompany transfer of Ducati Corse trademark	—	7,710

          The valuation allowance for deferred tax assets as of January 1, 2002 was € 5,800 thousand. The net change in the total valuation allowance for the years ended December 31, 2002, 2003 and 2004 was an increase of € 3,217 thousand, a decrease of € 2,329 thousand and a decrease of € 170 thousand, respectively.

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2004, total amount of future taxable income necessary to realize the deferred tax asset before valuation allowance is approximately € 70 million. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance at December 31, 2004.

          Deferred taxes have not been provided on the excess in the amount of € 397 thousand for financial reporting over the tax basis of investments in foreign subsidiaries. The amount becomes taxable upon repatriation of earnings or a sale or liquidation of the subsidiary. It is not practicable to estimate the amount of the related unrecognized deferred tax liability.

          At December 31, 2004, the Company had net operating loss carryforwards for Italian, Japanese, U.S. and U.K. income taxes of approximately € 51.3 million, which are available to offset future taxable income. Of this amount, € 7.7 million have no expiry, while the remainder expire as follows:

2005	€ 1.6 million
2006	€ 1.0 million
2007	€ 2.6 million
2008	€ 5.6 million
2009 to 2022	€ 32.8 million

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

          The deferred income tax related to the intercompany transfer of the Ducati Corse trademark is classified within other long term assets, and is recognized as tax expense as the assets is amortized, over a period of 10 years, starting in 2004.

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

	December 31, 2003	December 31, 2004

	( € ‘ 000)
Italy	66,175	61,883
United States	279	207
France	61	266
Germany	26	23
Holland	121	112
Japan	25	48
UK	480	304

	67,167	62,843

          Similar information is presented under note 19 for net sales which have been attributed to countries based on the location of the customer.

Leasing

          The Company is obliged under capital leases for buildings, machinery and equipment that expire at various dates through 2009. At December 31, 2003 and 2004, the gross amount and related accumulated amortization of such leases amounted to € 27.7 million and  € 30.7 million, and € 6.1 million and € 10.0 million, respectively. € 20.7 million has been included in property, plant and equipment, net, as of December 31, 2004 (2003: € 21.6 million) in the Italian GAAP consolidated balance sheet. Future minimum capital lease payments as of December 31 are:

	December 31, 2003	December 31, 2004

	( € ‘ 000)
- 2004	4,232	—
- 2005	3,853	3,890
- 2006	3,662	3,696
- 2007	2,836	3,682
- 2008 and subsequent years	5,242	5,712

Total minimum lease payments	19,825	16,980
Less amount representing interest	(1,632)	(1,959)
Present value of the minimum capital lease payments	18,193	15,021
Current installments	3,254	3,152
Long-term portion	14,939	11,869

	18,193	15,021

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

	December 31, 2003	December 31, 2004

	( € 000)
Forward exchange contracts	3,945	1,785
Interest rate swaps	(94)	(42)
Options	—	661
Forward exchange contracts of DDF1	—	327

Concentration of credit risk

          Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Management believes, however, that the loss due to credit risk to be incurred by the Company if parties to these financial instruments fail completely to perform according to the terms of the contracts is not material. Cash is placed with high-credit quality financial institutions in Italy and the United States. The Company does not require collateral and all their accounts receivable are unsecured; while management believes the trade receivables will be collected, it anticipates that in the event of default they will follow normal collection procedures. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect estimates of bad debts. Sales to the Company’s two largest customers accounted for approximately 5.3%, 5.9% and 5.2% of  2002, 2003 and 2004 net sales, respectively. However, management believes that overall credit risk related to the Company is limited due to its broad customer base in different geographic areas.

Share option plans

          In relation to the 1997 Plan, pursuant to the provisions of SFAS No. 123, the Company calculated the estimated fair value of the options granted during 1997 using the minimum value method. This calculation did not result in any value attributable to the options on their original grant date. As discussed in note 29(h), under APB Opinion No. 25, as a consequence of the Company’s initial public offering, the 1997 Plan is deemed to have become a fixed plan under US GAAP, resulting in a new measurement date on the date of the initial public offering. As such, a non-cash compensation expense was recorded in the US GAAP reconciliation for the year ended December 31, 1999. As compensation costs related to the 1997 Plan determined pursuant to the provisions of SFAS No. 123 is based upon the original grant date, compensation expense recognized on the new measurement date under APB Opinion No. 25 would not be recognized under SFAS 123. The outstanding share options under the 1997 Plan have a weighted average remaining contractual life of approximately 2.6 years as at December 31, 2004.

          In relation to the 1999 Plan, pursuant to the provisions of SFAS No. 123, the fair value of these options has been estimated on the grant date using the Black Scholes option pricing model with the following assumptions: risk free interest rate of 2.5% — 4.6%, dividend yield of 0% — 0.13%, volatility factors of the expected market price of the Company’s share of 30% — 50% and expected life of the options of 4.5 — 7 years. On this basis, the weighted average fair value of these outstanding options amounted to € 0.57 per share as of December 31, 2004. The outstanding share options have a weighted average remaining contractual life of approximately 3.6 years as of December 31, 2004.

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

          Had compensation cost related to the options granted under the 1999 Plan been based on the fair value at the grant date, pursuant to the provisions of SFAS No. 123, the Company’s pro forma net profit/(loss) for the years ended December 31, 2002, 2003 and 2004 would have been € 5,430 thousand, € (930) thousand and € (519) thousand, respectively. The pro forma basic and diluted profit/(loss) per share at December 31, 2002 would have been € 0.034 and € 0.033, respectively, while at December 31, 2003 they would have been € (0.006) and € (0.006), respectively, and at December 31, 2004 they would have been € (0.003) and € (0.003), respectively.

32. Subsequent events

In May 2005, subsequent to year end, the Company entered into a € 100 million syndicated debt. The debt is divided into two separate credit lines; one credit line amounting to approximately € 63.6 million will be repaid in 6 semiannual installments of equal amount starting from November 2007 until May 2010. The remaining amount of € 36.4 million is related to a short term credit line, due in one year and subject to renewal for additional four years. The long term credit line was primarily used to pay back the outstanding notes at December 31, 2004 of € 54 million. The short term credit line will be used as a working capital facility for the Group. The long term credit facility bears interest rate of Euribor plus 200 basis points, or less, depending on the ratio between Net Financial Position and EBITDA, as defined in the syndicated financing agreement, while the interest rate on the short term credit facility is approximately 25 basis points lower. The syndicated debt agreement includes certain financial covenants which must be met by the Company for the duration of the agreement, and other normal subjective acceleration clauses. In addition, the Company pledged its investments on certain subsidiaries, and the Ducati Corse and Ducati trademarks.

Schedule II

Ducati Motor Holding S.p.A.
Valuation and Qualifying Accounts
For the Years Ended December 31, 2002, 2003 and 2004

	Additions

Description	Balance at the beginning of the period	Charged to cost and expenses	Charged to other accounts (foreign exchange)	Deductions	Balance at the end of the period

	(€ 000)
Allowance for doubtful accounts:
Year ended December 31, 2002	4,322	1,333	(214)	(1,253)	4,188
Year ended December 31, 2003	4,188	1,320	(124)	(2,070)	3,314
Year ended December 31, 2004	3,314	1,176	(3)	(796)	3,691
Allowance for obsolete/slow moving inventory:
Year ended December 31, 2002	4,287	1,959	(119)	(741)	5,386
Year ended December 31, 2003	5,386	2,558	111	(994)	7,061
Year ended December 31, 2004	7,061	1,656	11	(1,292)	7,436