Form 20-F
period 2005-12-31
DUCATI MOTOR HOLDING SPA
filed 2006-07-14
CIK 1080063

As filed with the Securities and Exchange Commission on July 14, 2006

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended:  December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Transition Period from            to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

159,360,037 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.

Yes ☐	No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

* Not for trading, but only in connection with the registration of the American Depositary Shares

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

          Unless otherwise indicated, our audited financial statements and other financial information contained in this annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “annual report”) have been prepared in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”), which differ in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”).  For a discussion of the significant differences between IFRS and U.S. GAAP, see Notes 38, 39, 40 to our audited financial statements included in Item 18.

          We adopted IFRS for the first time in our annual audited financial statements for the year ended December 31, 2005, which included comparative financial statements for the year ended December 31, 2004. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (i.e., for Ducati, December 31, 2004). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e., for Ducati, January 1, 2004) and throughout all periods presented in the first IFRS financial statements.  See Note 37 to our audited financial statements included in Item 18.

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

          Beginning with fiscal year ended December 31, 2001, we have published our audited financial statements in euro.  For fiscal years ending before 2001, we published our audited financial statements in Italian lire.  From January 1, 1999 to February 28, 2002 (the last day in which the lira was legal tender in Italy), we carried out non-cash transactions in euro as well as lire.  For ease of comparison, we have presented in this annual report any amounts formerly stated in Italian lire in euro and/or in dollars, as applicable, as follows: converting the lire amounts into euro at the fixed conversion rate of Lit. 1,936.27 per euro established in connection with the commencement of the third stage of the EMU; and converting the euro amount into U.S. dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for euro on December 30, 2005, of US$1.1842 per euro.

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

Item 2.  Offer Statistics and Expected Timetable

          Not applicable.

Item 3.  Key Information

Selected Consolidated Financial Data

          The following table sets forth selected historical consolidated financial data derived from our audited financial statements included in Item 18 of this annual report, which have been prepared on the basis of IFRS.  Our consolidated financial statements as of and for the two years ended December 31, 2005, would not have had a material effect if presented under International Financial Reporting Standards as issued by the International Accounting Standards Board.

          In addition, the following table sets forth certain selected financial data prepared in conformity with U.S. GAAP.  For information concerning differences between IFRS and U.S. GAAP as applied to our audited financial statements, see Notes 38, 39 and 40 to the audited financial statements included in Item 18.

          The selected consolidated financial data set forth below (except for other financial data) should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and with our audited financial statements.

Selected Consolidated Financial Data in Conformity with IFRS

	Year Ended December 31,

	2004	2005	2005

	(euro in thousands, except per share and ADS data which are in euros)		(dollars in thousands, except per share and ADS data which are in dollars) (1)

CONSOLIDATED STATEMENT OF INCOME DATA
Revenues	€363,359	€320,847	$379,947
Cost of sales	(276,708)	(262,392)	(310,725)

Gross profit	86,651	58,455	69,222
Other income	30,810	34,184	40,481
Distribution costs	(87,490)	(89,443)	(105,918)
General and administrative expenses	(19,564)	(21,855)	(25,881)
Other expenses	(1,226)	(1,978)	(2,342)
Restructuring reserve	—	(13,000)	(15,395)
Operating profit (loss)	9,181	(33,637)	(39,833)
Interest expense, net	(8,516)	(6,124)	(7,252)
Foreign exchange gain/(loss), net	4,690	(1,191)	(1,410)
Profit/(loss) before income taxes	5,355	(40,952)	(48,495)
Income taxes	(8,824)	(511)	(605)
Net profit/(loss) before minority interest	(3,469)	(41,463)	(49,100)
Net profit/(loss) attributable to minority interest	—	(1)	(1)
Net profit/(loss) attributable to the Group	(3,469)	(41,464)	(49,101)
Net profit/(loss) per share (5)	(0.022)	(0.266)	(0.308)
Net profit/(loss) per ADS(5)	(0.22)	(2.66)	(3.08)
CASH FLOW AND OTHER FINANCIAL DATA
Capital expenditures	(25,493)	(31,029)	(36,745)
Cash flows from operating activities	23,442	41,981	49,714
Cash flows from (used in) investing activities	(25,354)	(31,012)	(36,724)
Cash flows from financing activities	17,266	(7,279)	(8,620)

See notes below.

	As of December 31,

	2004	2005	2005

	(euro in thousands, except per share and ADS data which are in euros)		(dollars in thousands, except per share and ADS data which are in dollars) (1)

CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents	€49,327	€53,017	$62,783
Property, plant and equipment, net	70,288	66,556	78,816
Total assets	502,723	463,185	548,504
Total indebtedness(2)	214,862	189,972	224,965
Total shareholders’ equity	157,778	118,742	140,614

Selected Consolidated Financial Data in Conformity with U.S. GAAP (in thousands)(3)

	Year Ended December 31,

	2001	2002	2003	2004	2005	2005

	(euro in thousands, except per share and ADS data which are in euros)					(dollars in thousands, except per share and ADS data which are in dollars) (1)

CONSOLIDATED STATEMENT OF OPERATIONS DATA
Operating income (loss) (4)	€33,691	€16,148	€6,321	€5,589	€(34,724)	$(41,120)
Profit (loss) before income taxes, minority interest and cumulative effect of change in accounting principles	20,308	9,973	852	2,924	(42,197)	(49,970)
Net profit/(loss)	14,178	6,966	(610)	(2,071)	(74,805)	(88.584)
Net profit/(loss) per share (basic)(5)	0.077	0.044	(0.004)	(0.013)	(0.482)	(0.570)
Net profit/(loss) per ADSs (basic)	0.77	0.44	(0.040)	(0.13)	(4.82)	(5.70)
Net profit/(loss) per share (diluted)	0.076	0.043	(0.004)	(0.013)	(0.482)	(0.570)
Net profit/(loss) per ADSs (diluted)	0.76	0.43	(0.040)	(0.13)	(4.82)	(5.70)
OTHER FINANCIAL DATA
Stock-based compensation	€204	€101	€67	€—	€—	$—
Depreciation and amortization	17,625	16,975	16,628	15,652	17,391	20,594

See notes below.

	As of December 31,

	2001	2002	2003	2004	2005	2005

	(euro in thousands, except per share and ADS data)					(dollars in thousands, except per share and ADS data) (1)

CONSOLIDATED BALANCE SHEET DATA
Total assets	€357,824	€398,495	€411,888	€408,031	€336,769	$398,802
Total shareholders’ equity	77,717	83,483	81,154	74,422	4,027	4,768

(1)	Euro amounts are translated into U.S. dollars using the Noon Buying Rate for euro on December 30, 2005, of US$1.1842 per euro.
(2)	Total indebtedness comprises long-term debt (including current portion) and short-term bank borrowings.
(3)

Financial data prepared in conformity with U.S. GAAP are presented as supplemental information for investors; our audited financial statements included in this annual report are prepared in conformity with IFRS.  For information concerning certain differences between IFRS and U.S. GAAP as applied to our audited financial statements, see Notes 38, 39, and 40 to the audited financial statements.

(4)

Operating income, profit/(loss) before income taxes, and minority interest and net profit/(loss) are stated after deducting a non-cash expense for stock-based compensation of €0.2 million, €0.1 million, €0.1 million, and nil for each of the years 2001 through 2005, respectively.

(5)	We have not paid any dividends for the periods presented.

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

Year:	Average (1)	At Period End

2001	0.8909	0.8901
2002	0.9495	1.0485
2003	1.1411	1.2597
2004	1.2478	1.3538
2005	1.24001	1.1842

Month ending:	High	Low

December 31, 2005	1.2041	1.1699
January 31, 2006	1.2287	1.1980
February 28, 2006	1.2100	1.1860
March 31, 2006	1.2197	1.1886
April 30, 2006	1.2824	1.2091
May 31, 2006	1.2888	1.2607

(1) Average of the Noon Buying Rate for euro on the last business day of each month in the period.

          The effective Noon Buying Rate for euro on June 26, 2006, was US$1.2554 per €1.00.

Risk Factors

          Investing in our shares or ADSs involves certain risks.  You should carefully consider each of the following risks and all of the information included in this annual report.

We have a recent history of losses

          We experienced net losses of €41.5 million in 2005 and €3.5 million in 2004. We attribute these losses in part to general economic conditions, which resulted in decreased motorcycle registrations in the markets in which we operate, to increased raw material costs and to the weakening of the dollar against the euro.  These macroeconomic factors hurt our financial condition, already weakened by a delay in the rotation of our product portfolio and by deterioration in our product mix, which had an increased percentage of sales of lower-margin motorcycles.  See “Item 5.  Operating and Financial Review and Prospects–Liquidity and Capital Resources.”  There can be no assurance that the macroeconomic factors described above will improve, that raw material costs will not remain at today’s historical high levels or even further increase, or that we will be able to effect a timely rotation of our product portfolio or improve our product mix.

          Our financial results in 2005 were also affected by a €13 million restructuring reserve, the write-down of discontinued research and development projects and inventories for a total of €14.3 million and the payment of penalties in connection with our cancellation of supply orders for a total of €0.9 million, all contemplated in our business plan for 2006-2008.

          We prepared our financial statements for the year ended December 31, 2005 assuming that we will continue as a going concern, based on our belief that our business plan for 2006-2008 will result in satisfactory economic results for us in the future.  There can be no assurance that these assumptions and beliefs based on the successful implementation of our business plan are correct or that our future financial results will be satisfactory.  For more information on the 2006-2008 business plan, see “Item 4.  Information on the Company—Business Overview—Business Strategy—2006-2008 Business Plan.”  For more information on our capital increase, see “Item 8.  Financial Information—Significant Changes.”

Our future profitability and financial condition depend on the successful implementation of the 2006-2008 Business Plan and the validation of the assumptions and expectations on which it is based

          Our future operating and financial performance and business prospects will depend in large part on the successful implementation of our business plan for 2006-2008. Following the purchase of 30% less one share of our share capital by World Motors S.A. (“WM”), World Motors Red S.c.A. (“WM II”) and World Motors White S.c.A. (“WM III”) in March 2006, our board of directors, appointed at an ordinary shareholders’ meeting on April 10, 2006, approved the 2006-2008 business plan on April 13, 2006.  The business plan focuses on improving profit margins and generating cash flows by increasing sales of motorcycle models in the high-end our of product price range and decreasing overhead costs.  The plan also called for a capital increase, which was successfully completed in June 2006.

           We have formulated the 2006-2008 business plan on the basis of assumptions about several factors that are beyond our control, including: (i) the evolution of the motorcycle market; (ii) inflation rates; (iii) the euro/US dollar exchange rate; (iv) financial expenses; (v) tax rates; and (vi) labor union relations.  If one or more of the assumptions turns out to be incorrect, in whole or in part, our actual results may differ, possibly significantly, from the targets in the business plan and there could be a material adverse effect on our financial conditions, results of operations and business prospects. For more information about our business plan, see “Item 4.  Information on the Company—Business Overview—Business Strategy—2006-2008 Business Plan.”

We have incurred significant indebtedness and depend on external financing to help fund our working capital needs

          In May 2005, DMH and Ducati Corse S.r.l. (“Ducati Corse”) entered into a syndicated loan facility for up to €100 million (the “Syndicated Loan Facility”), which includes a five-year term loan for up to €63.6 million and a renewable, 364-day revolving credit line for up to €36.4 million.  In connection with the Syndicated Loan Facility, DMH and Ducati Corse have granted the lending banks security interests in a significant portion of their assets.  Under the terms of this facility, we are required to comply with certain financial covenants and are subject to covenants that restrict our ability, among other things, to pay dividends, make certain asset sales and incur additional indebtedness.  In addition, events of default under the facility, including failure to pay any interest or principal when due, failure to comply with certain financial covenants, failure to pay other indebtedness when due, the occurrence of a change of control and the occurrence of certain bankruptcy or other insolvency events, entitles the lenders to declare any outstanding loans immediately due and payable, terminate the facility and foreclose on the collateral.  See “Item 5. Operating and Financial Review and Prospects—Other Financial Transactions—Syndicated Loan Facility.”  In the first half of 2006 DMH entered into three additional loan facilities:  with UniCredit Banca d’Impresa S.p.A. for up to €35 million; with Banca Intesa S.p.A. for up to €10 million; and with Banca Popolare di Verona and Novara S.c.r.l. for up to €10 million.  The terms of these facilities are substantially the same as the Syndicated Loan Facility, including the requirement to comply with certain financial covenants, and entitle the lenders to declare any outstanding loans immediately due and payable and terminate the facility upon any event of default.  See “Item 5. Operating and Financial Review and Prospects—Other Financial Transactions.”  As of June 23, 2006, €98 million was outstanding under the Syndicated Loan Facility.  There were no outstanding amounts under our other loan facilities at that time.

          Based on our expected results for 2005, we anticipated that we were not going to be in compliance with certain financial covenants in our loan facilities and we obtained a waiver of those financial covenants from the syndicate of lending banks.  The lending banks also agreed to amend those financial covenants in order to adapt them to the 2006-2008 Business Plan and to take into account the fact that we will prepare our consolidated financial statements in accordance with IFRS starting with the financial statements for the year ended December 31, 2005.  We cannot assure you that our operating cash flow and capital resources will allow us to meet our repayment obligations in the future and cannot assure you that future requests to waive any non-compliance or to amend any of our loan facilities will be granted by the lending banks or that we will be able to continue to draw on our current sources of liquidity.

          We expect to finance our future working capital requirements using both cash generated by our operations and the available credit lines described above.  In addition, we successfully completed an  €80,000,000 capital increase in June 2006.  See “Item 4.  Information on the Company—History and Development of the Company.” Absent sufficient operating cash flow and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations, or to reduce or delay planned expansion and capital expenditures, restructure or refinance our indebtedness or seek additional equity capital.  We cannot assure you that any of these transactions could be effected on satisfactory terms, if at all, or that having to engage in any such transaction would not have a material adverse effect on our business, prospects, results of operations or financial condition.

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

Most of our competitors have substantially greater financial resources, are more diversified and have significantly higher sales volumes (allowing for greater economies of scale) and market share than us.  Certain of our competitors may also have shorter product development cycles and may be able to bring new products to market more quickly than we can.  Like other manufacturers in the motorcycle industry, our competitiveness is also influenced by our performance on international professional racing circuits.  Racing success may also be affected by events outside of our control, such as injuries or accidents involving our riders.  The retention and renewal of sponsorship agreements, the most significant source of income for Ducati Corse, are dependent on our racing success, so we cannot assure you that an unsuccessful racing performance will not affect our financial results.  We cannot assure you that Ducati motorcycles will have continued success in the World Superbike Championship or the MotoGP.  We are also subject to potential price pressure from our competitors, including price pressure that may result from appreciation of the euro relative to other currencies, in particular the U.S. dollar, the U.K. pound sterling and the Japanese yen.  Based on available registration data, motorcycle registrations for Ducati motorcycles in 2005 decreased 3.54% compared to 2004.  Our market share, based on available registration data, decreased during 2005 in some of our principal markets, including Italy (down 15%), Germany (down 15%) and the United Kingdom (down 16%).  In general, we cannot assure you that, in the future, we will be able to maintain our present competitive position.  See “Item 4. Information on the Company —Products and Distribution—Market Share and Competition.”

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

Demand for motorcycles is cyclical

          The motorcycle industry is subject to significant changes in demand due to changing social and economic conditions affecting discretionary consumer income, such as employment levels, business conditions, taxation rates, fuel costs, interest rates and other factors.  In our target market (the Sport sub-segment of the market for road motorcycles with engine displacements of 500cc or greater (the “>500cc Road Market”)), we have experienced periods of material decreases in demand, which have had a material effect on our results of operations for such periods. Most recently, demand for our motorcycles (as measured by unit sales) decreased in 2005 in a number of our principal geographic markets.  See “Item 5.  Operating and Financial Review and Prospects—2005 Compared to 2004.”  The factors underlying such changes in demand are beyond our control, and demand for our products may again decline in the future, which could have a further negative impact on our business, prospects, results of operations or financial condition.

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

As a result, we must plan overall annual production levels based on predicted levels of demand for our products, which we derive in part from our own market assessments and long-term, non-binding purchase commitments from our distributors.  We must also provide current models to the market during the critical annual spring season as demand typically shifts in the second half of the year to models introduced for the following year.  Mismanagement of our production levels or delayed delivery of current models can result in excess inventories and resulting promotional expenses (i.e., rebates, discounts, complimentary accessories and other incentives) that we incur to reduce the same.  In addition, a number of factors could cause dealers to delay or cancel orders already placed with us, including general economic conditions, competitive factors and changes in governmental regulation such as import/export rules and tariff rates.  We cannot assure you that we will accurately predict annual and long-term demand in the future or in any event provide our current motorcycles to the market on a timely basis.  Any failure to do so may have a material adverse effect on our business, prospects, results of operations or financial condition.

We are dependent on our suppliers, and increases in component prices may negatively affect our operations

          We purchase virtually all of our motorcycle parts and components from third-party suppliers.  With the exception of a limited number of long-term component supply contracts for periods ranging from one to three years, we enter only into short-term, rolling contracts with suppliers.  In addition, we typically contract with our suppliers on a non-exclusive basis, which allows us to replace our suppliers at any time.  Generally, individual motorcycle components are available from a variety of sources, and our policy is to identify at least two sources of supply for each component.  However, we rely upon single-source suppliers for certain components, including “platform” components (such as those relating to the brake and injection systems).  See “Item 4. Information on the Company —Products and Distribution—Production.”  Our assembly operations may be interrupted or otherwise adversely affected by delays in the supply of parts and components from third-party suppliers.  They may also be interrupted if parts or components become unavailable on commercially reasonable terms in the future.  Even if parts and components are available from alternative sources, we may face increased costs and production delays in connection with the replacement of an existing supplier with one or more alternative suppliers.  These factors could have a material adverse effect on our business, prospects, results of operations or financial condition.

          Like other competitors in the motorcycle industry, our operations are affected by the prices of motorcycle components.  The prices of motorcycle components have been subject to fluctuations in the past and may be subject to fluctuations in the future.  These fluctuations may result from fluctuations in the prices of raw materials (including commodities such as steel, aluminum, energy and oil-related products) from which these components are manufactured.  During 2004 and 2005, the price of steel increased between 20% and 60% (depending on the type of steel), resulting in an average increase in per-motorcycle production cost of approximately two percent.  In the first quarter of 2006, the price of aluminum rose by 30% compared to 2005, resulting in an average increase in per-motorcycle production cost of approximately one percent.  Any material increase in the prices of motorcycle components may have a material adverse effect on our business, prospects, results of operations or financial condition.

We have made significant investments and capital expenditures as to which we may not receive a return

          In 2004 and 2005, our capital expenditures on property, plant and equipment were €10.4 million and €10.6 million, respectively, and our investments in intangible assets were €15.1 million and €20.5 million, respectively.  Our capital expenditures in 2004 and 2005 mainly related to development expenses in connection with our new Sportclassic motorcycle model line and the development of the commercial version of the Desmosedici, the motorcycle used in the MotoGP World Championship.  If any of these or similar initiatives is unsuccessful, our related past and anticipated future capital expenditures and research and development expenditures may not result in any return or material benefit to us, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our racing activities are subject to strict regulations

          Participation in the Moto GP and Superbike world racing championships is subject to strict regulation.  Any change in the regulations and/or the interpretation of the regulations could adversely affect the management of Ducati Corse, resulting in increased costs of managing the team and reduced income, and we could be obliged to modify our strategic choices regarding participation in these competitions.  As a result, regulations in the racing sector could have a material adverse effect on our financial conditions, results of operations and business prospects and those of Ducati Corse.

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

We rely on a single manufacturing facility

          Ducati motorcycles are manufactured at our sole production facility located in Borgo Panigale outside Bologna, Italy.  All manufacturing and assembly, as well as warehousing of certain components, is performed at this site.  A significant interruption of production at this facility would have a material adverse effect on our business, prospects, results of operations and financial condition.

Strikes and other labor disturbances may negatively impact our operations

          We operate in a heavily unionized industry and are subject to the risk of strikes and other work stoppages.  Our employees in Italy are subject to national and company-specific bargaining agreements.  The national collective bargaining agreement applicable to us and our employees was renewed in May 2003 and will expire on June 30, 2007.  Our company-specific collective bargaining agreement was signed on December 19, 2003 and expires on December 31, 2007.

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

We are dependent on qualified personnel

          Like our competitors, our commercial success depends in part upon our ability to continue to attract and retain highly qualified design, technical and commercial management and other personnel.    In 2003, 2004 and 2005, none of our managers earned performance bonuses because of our failure to meet certain financial targets. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Senior Management.”  As a result, we may have increased difficulty in retaining such personnel, especially if the labor market in general improves, and cannot assure you that the members of our management team will continue working for us in the long term.  Competition in general for qualified personnel in the motorcycle industry is intense and we could be materially adversely affected by the loss of key employees.  We cannot assure you that we will be able to attract, recruit and retain sufficient qualified personnel to remain competitive.

The international nature of our operations exposes us to risks

          Like our competitors, we distribute motorcycles and other products in many countries and face risks related to our international operations, including: changes in governmental regulations; tariffs or taxes and other trade barriers; trends in prices, salaries interest rates and exchange rates; political, social and economic instability; and inflation.

          Any of these factors could materially adversely affect our business, prospects, results of operations and financial condition.

We are subject to foreign currency exchange rate fluctuations, particularly with respect to the U.S. dollar, and to interest rate fluctuations

          We are exposed to foreign exchange rate risks.  Our sales and operating profits are affected by fluctuations in currency exchange rates between the euro and certain foreign currencies, principally the U.S. dollar, the U.K. pound sterling and the Japanese yen, because of both the impact on product prices and operating expenses, as well as the effect of such fluctuations on the translation into euros of the foreign currency-denominated results of operation of our foreign subsidiaries operating outside the euro zone.  In 2005, we had revenues denominated in U.S. dollars, Japanese yen and U.K. pounds sterling that together exceeded 33.3% of our total revenues for the year (with sales in U.S. dollars accounting for approximately 18.8% of our total revenues), while our costs are principally denominated in euros.

          We are also subject to potential price pressure from our competitors that may result from appreciation of the euro relative to these other currencies.  In 2003 and 2004, the euro’s appreciation against other currencies (including the U.S. dollar, where the appreciation was approximately 19.4% on average, and 20.4% at year end in 2003, and 9.9% on average, and 7.8% at year end in 2004), contributed to the decline in our sales and operating results.  More recently, during the first two quarters of 2006, the euro has once again shown a general upward trend in value against the U.S. dollar.  We engage in foreign exchange transactions to hedge portions of our transactional exposure to fluctuations in exchange rates between the euro and various foreign currencies, including the U.S. dollar, the U.K. pound sterling and the Japanese yen.  Our hedging policy until the end of 2003 consisted in covering, during the last quarter of each year, the sales of the coming year.  Beginning in January 2004, we shifted to 18-month rolling coverage.  However, at the end of 2004, we revised our currency exchange rate hedging policy; our new currency exchange rate hedging policy consists of six-month rolling coverage that is consistent with the amount of our orders and receivables in currencies that we normally have in place.  We cannot assure you that the foregoing will adequately protect us from the effects of future exchange rate fluctuations.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

          Similarly, changes in interest rates may affect our results by increasing or decreasing our borrowing costs.  Our current interest rate hedging policy consists in covering exclusively long-term contracts, having duration greater than 18 months.  However, we cannot assure you that changes in the interest rates relating to short-term contracts will not have an adverse effect on our operating results.

We are subject to strict environmental, safety and other governmental regulations

          Motorcycles sold in the United States, the European Union countries and other countries are subject to environmental emissions regulations and safety standards.  For example, applicable regulations in the United States include the emissions and noise standards of the U.S. Environmental Protection Agency and, in the State of California, the more stringent emissions standards of the State of California Air Resources Board.  Ducati motorcycles sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration.  In addition, all of our motorcycle models are required to comply with applicable homologation regulations in the countries in which they are distributed.  As these laws and regulations become increasingly stringent, future compliance requirements may result in increased costs or the withdrawal of our motorcycles from certain markets.  As a result, future environmental, safety and other regulations may have a material adverse effect on our business, prospects, results of operations and financial condition.

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

Further, our Syndicated Loan Facility, New Loan, Banca Intesa Loan and BPVN Loan (as defined below) restrict our ability to pay dividends if a dividend distribution would cause DMH to be in violation of its financial covenants under the loan.  The application of these restrictions limits our ability to make distributions to holders of the shares and ADSs.  Even if we meet the statutory requirements and would be able to pay dividends in compliance with our loans we cannot assure you that we will decide to pay dividends.

You may face difficulties in protecting your rights as holders of ADSs

          DMH is incorporated under the laws of the Republic of Italy.  As a result, certain rights and obligations of holders of our ADSs are governed by Italian law and DMH’s Statuto (By-Laws).  These rights and obligations are different from those that apply to U.S. corporations.  For example, under Italian law, an investor that has acquired more than 30.0% of the shares of a company (or that already holds more than 30.0%, and acquires more than an additional 3.0% of such shares during a 12-month period) whose shares are listed on the Telematico is required to launch a tender offer for all of the shares of such company.  Further, under Italian law, holders of ADSs have no right to vote the shares underlying their ADSs, although under the deposit agreement governing our ADSs, ADS holders have the right to give instructions to The Bank of New York, the ADS depositary, as to how they wish such shares to be voted.  For these reasons, our ADS holders may find it more difficult to protect their interests against actions of our management, board of directors or other shareholders than they would as shareholders of a corporation incorporated in the United States.

The price of our shares and ADSs may be volatile

          No predictions can be made as to the effect, if any, that sales of our shares or the availability of our shares for sale will have on the market price of our shares or ADSs prevailing from time to time.  Future sales of our shares by shareholders, the issue and sale of new shares by us, or the perception that such sales could occur may adversely affect prevailing market prices for our shares and ADSs.  You may not be able to resell your shares or ADSs at or above the price at which you purchased them due to a number of factors, including: a possible lack of liquidity in the market for our shares or ADSs; differences between our actual financial or operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; pricing and competition in the motorcycle industry; new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business; and changes in general market conditions.

Control by certain shareholders

          According to information provided to CONSOB and other information available to us, as of June 23, 2006, WM, WM II and WM III owned in the aggregate 29.82% of our outstanding shares and four other shareholders each held more than 1.0%  (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”); the remainder of our shares are widely held.  As a result, WMI, WMII and WMIII have the power to determine (or hold a veto right in respect of) matters requiring shareholder approval, including the appointment of all but one member of our board of directors.  For information about the shareholder agreement among WM, WM II and WM III, see “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—Shareholder Agreement.”  The concentration of our beneficial ownership may also have the effect of delaying, deterring or preventing a change in our control, may discourage bids for our shares or ADSs at a premium over the market price of the shares and ADSs or may adversely affect the market price of our shares and ADSs.

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

          By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include: the effects of our leverage on our operating results; the effects of external economic factors on the motorcycle industry; the effects of competition in the geographic and business areas in which we conduct operations; the many interrelated factors that affect consumer confidence and demand for motorcycles; production difficulties, which may arise from capacity and supply constraints, excess inventory levels, labor shortages or slowdowns; the effects of, and changes in, regulation and government policy; other changes in our operating environment; and our success in managing the risks associated with these and other factors.

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

Item 4.  Information on the Company

History and Development of the Company

          We are one of the world’s leading manufacturers of high-performance sport motorcycles.  Founded in 1926, we are widely recognized among motorcycle enthusiasts for producing racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence.  With an extensive racing pedigree dating to the 1950s, our motorcycles have dominated the World Superbike Championship, where we have won 13 manufacturers’ titles since 1990 and more single race victories than all other manufacturers combined.  In 2003, after an absence of over 30 years, we resumed participation in the MotoGP Championship, placing second in the manufacturers’ ranking of the Championship in 2004; in 2005, we finished third in the manufacturers’ ranking.  We believe that our globally recognized brand, unique product characteristics and proven racing success provide us with a loyal and enthusiastic customer base and enable us to position our motorcycles as premium price products primarily within the “Sport” sub-segment of the large-displacement motorcycle market.

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

          In 1996, DMH was formed by a group of investment funds known as Texas Pacific Group (“TPG”) and Deutsche Morgan Grenfell (“DMG”) to acquire the Ducati brand name, trademark and related intellectual property rights from Cagiva.  Cagiva contributed the other assets and liabilities associated with the Ducati business to DMH in exchange for shares issued to Cagiva representing 49.0% of DMH’s total issued and outstanding shares.  Following these transactions, TPG and DMG indirectly owned, in the aggregate, 51.0% of the shares of DMH.  On July 30, 1998, TPG and DMG through their affiliates, together with a third investor, acquired the remaining 49.0% of the shares of DMH owned by Cagiva.

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

          On February 28, 2006, TPG Motorcycle Acquisition L.P. (“TPG Acquisition”), a limited partnership that is part of TPG, agreed to sell to Investindustrial Holdings S.A. (“Invind Holdings”) (or companies designated by it) a stake representing 30% less one share of our share capital at a price per share of 0.85 euro.  After the designation by Invind Holdings on March 27, 2006, the shares were purchased by WM (24,821,919 shares, equivalent to 15.58% of our share capital), WM II (11,144,047 shares, equivalent to 6.99% of our share capital) and WM III (11,842,044 shares, equivalent to 7.43% of our share capital).  For more information about Invind Holdings and WM, WM II and WM III, see “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”  On April 4, 2006, TPG Acquisition sold its remaining stake in Ducati (approximately 3% of our share capital) in open market transactions.

          Following the purchase by WM, WM II and WM III and in light of negative market developments and unsatisfactory results, our management formulated a three-year business plan, which was approved by our board of directors on April 13, 2006.  The primary objective of this plan is to improve our margins and generate cash flow by increasing sales of motorcycles in the high end of our product range and reducing our overhead and operating costs.  For a description of the 2006-2008 business plan, see “ –Business Overview –Business Strategy –2006-2008 Business Plan.”

          As contemplated in our 2006-2008 business plan and approved by the board of directors at its meetings on April 13 and May 4, 2006, we successfully completed an  €80,000,000 capital increase in June 2006.  This capital increase was achieved through an offering of 160,343,960 subscription rights (representing the right to subscribe for 160,343,960 shares) to shareholders of DMH.  From May 8 to May 26, 2006, DMH shareholders exercised a total of 158,579,839 subscription rights and subscribed for the related 158,579,839 shares.  The 1,764,121 subscription rights that remained unexercised at the end of this period were sold on the Borsa Italiana between June 5 and June 9, 2006, and the related 1,764,121 shares were subsequently subscribed.

          Following the completion of the capital increase, as of June 23, 2006, 320,687,920 of our ordinary shares were outstanding.

Business Overview

          We produce motorcycles in six model lines, which vary in their technical and design features and intended customers:  Superbike, Super Sport, Sport Naked, Sport Touring, Multistrada and Sport Classic.  We sell our motorcycles and related products in 61 countries worldwide, with a primary focus on the Western European and North American markets, which together accounted for approximately 84.0% of our revenues in each of the last two years.  In 2005, no single country accounted for more than 15.0% of our revenues from motorcycles and related products, with the exception of Italy, which accounted for 27.8%.  The United States and Canada accounted for 18.8% of our revenues from motorcycles and related products.  We have a global distribution network directly controlling our Italian sales and operating wholly owned distribution subsidiaries in North America, France, Germany, the Benelux countries (also responsible for Sweden and Norway), Japan and the United Kingdom.  Our manufacturing operations, based in Bologna, Italy, consist primarily of engine and motorcycle assembly and are not vertically integrated, resulting in a relatively low fixed cost structure.

Competitive Strengths

          We believe that the following competitive strengths should be the basis for our future strategies:

          Focused Market Niche Strategy.  Founded in the Ducati racing heritage, our product development effort is primarily focused on racing-derived motorcycles.  This focus gives us a strong competitive position in our targeted market niche of high-performance sport motorcycles.  We estimate that our worldwide market share in our target market has grown from 4.0% in 1996 to 4.4% in 2005.  We remain loyal to our original market for uncompromised, high-performance sport motorcycles, a position recognized by our customers, motorcycle enthusiasts, the press and the industry at large.

          Global Brand Strength.  Our well-defined market positioning and unique brand character, combined with the international success of our motorcycles in the World Superbike Championships, the MotoGP Championship and other international racing events, promote awareness of the Ducati brand around the world.  The Ducati brand is recognized globally for large-displacement, high-performance sport motorcycles and is associated with innovative design, advanced engineering and racing success.  We also reach Ducati enthusiasts all over the world through our website.

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

Business Strategy

          Our business plan for 2006-2008 and other strategic initiatives to increase our sales and profitability, are described below.

2006-2008 Business Plan.

          The 2006-2008 business plan focuses on offering high-end motorcycle models and reducing our overhead and operating costs.  The plan also calls for improvements to our production plant and its technological research facilities, as well as to our computerized resource planning system (ERP).  The principal strategies outlined in the 2006-2008 business plan are discussed below.  For discussion of the financial aspects of the plan and the financial projections contained therein, see “Item 5.  Operating and Financial Review and Prospects—Trend Information.”

          During the three-year period covered by the business plan, we intend to renovate our product offering by: (i) launching five new models; (ii) continuously renovating existing models; and (iii) eliminating several models that have reached the end of their product lifecycle.  We also plan to attract new customers using the Monster 695 as an entry model to Ducati motorcycles.  In order to improve the financial capacity of dealers and encourage the launch of new models, the business plan calls for a reduction in the inventory held by our distribution network.  As a result of this reduction, we anticipate that sales of Ducati motorcycles will be below the number of motorcycles registered in 2006 and 2007.  In addition to this focus on our product offering, the 2006-2008 business plan calls for the reduction of operating costs through the implementation of new global sourcing policies.  These policies are aimed at reducing product costs and improving quality through the careful selection of suppliers.  The plan also provides for corporate restructuring in order to reduce personnel costs.

          We formulated our 2006-2008 business plan, and the forward-looking data it contains, on the basis of certain assumptions about external factors that are beyond the control of our management, as well as assumptions about the feasibility of certain strategic operating measures that management has some ability to control.  For a description of the risks relating to the implementation of the 2006-2008 business plan and the uncertainties surrounding the assumptions on which this plan is based, as well as the forward-looking data contained in the 2006-2008 business plan, see “Item 3.  Key Information—Risk Factors.”

Other Strategies

In addition to the 2006-2008 business plan, Ducati plans to undertake other strategic initiatives to increase its financial outcome and economic position.  These measures are described below.

Maintaining our market position.  We intend to maintain our strong niche position in the “Sport” segment of the >500cc Market, which is due to our great tradition of technical excellence, innovative design, advanced engineering solutions and racing success.

Strengthen our distribution network.  Our distribution strategy is aimed at improving our wholesale and retail distribution networks while increasing our contact with retail customers and better understanding their needs.  In carrying out our strategy, we:  (i) have taken direct control of distribution in strategic markets by establishing wholly owned sales and marketing subsidiaries; (ii) have appointed new distributors in markets in which we have previously been inactive and evaluate each year whether to further expand our distribution network to new markets; (iii) have implemented regular efficiency controls of our distributors and replace on an on-going basis those under-performing distributors; and (iv) have introduced “Ducati stores” in selected markets throughout the world (160 Ducati stores were open at December 31, 2005, as compared with 151 Ducati stores open at December 31, 2004).  We believe that a more efficient and competitive distribution network will be a key factor driving future increases in our market share.

Strengthen Our Global Brand.  We intend to continue to pursue a coordinated marketing effort to reinforce the traditional strengths of the Ducati brand and to increase the visibility of the Ducati name.  We have adopted internationally uniform corporate logos, graphics and lettering, and marketing and promotional materials and have launched a number of international advertising campaigns, set up the “Ducati Museum” at its headquarters in Bologna, established an official Internet site and organized the World Ducati Week in Bologna in 2004 with more than 45,000 Ducati enthusiasts attending.  We also intend to continue to seek to extend media coverage of the Ducati brand beyond the traditional motorcycle sector press.  We believe that our marketing strategy will further increase brand awareness and customer loyalty.

Expand Our Product Offering.  We intend to continue to develop and expand our offering of motorcycle-related products.  These products include technical riding gear (such as helmets, leather suits and gloves), apparel (such as T-shirts, sweatshirts and leather jackets), performance and custom accessories and a wide range of other merchandise.

Increase Our Production Efficiency.  We are continuing to rationalize our manufacturing processes to reduce complexity and increase production efficiency.  In particular, we have continued to refine our production process to increase the use of components common to multiple models and to reduce costs through purchasing leverage and component co-design with key suppliers.

Growth of Our Internet Business.  We intend to increase revenue through the on-line sale of Ducati products.  We also intend to continue improving the function and content of our website, which is an important means of communication and marketing for us.

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

          We renamed our subsidiary Ducati Benelux B.V. as Ducati North Europe as of February 11, 2004.

          On April 14, 2004, we formed Ducati Retail, a subsidiary held 99.0% by DMH and 1% by Enrico D’Onofrio, Finance Director of DMH.  Ducati Retail makes retail sales of Ducati-branded clothing, accessories, spare parts and other items in areas not covered by the traditional distribution network and also provides mechanic services and sells spare parts.

          On May 6, 2004, we formed Ducati Consulting, a majority-owned subsidiary (85% held by DMH, with the remaining interests held by two then-DMH executives and a then-member of DMH’s board of directors) that provides consulting and logistics services to all of the Ducati Group companies, as well as to our suppliers and other manufacturers.

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

Products and Distribution

The World Motorcycle Market

          In 2005, total world motorcycle registrations were estimated at 1.2 million units, including all motorcycles and scooters with engine displacements greater than 500cc registered in the United States, Western Europe, Japan and Australia.  We view the world motorcycle market as divided into four main segments:  motor scooters, off-road motorcycles, road motorcycles with engine displacements of less than 500cc and road motorcycles with engine displacements of 500cc or greater.  Other subdivisions of the world motorcycle market exist and there is no universally recognized system for classifying this market.

          We believe that the >500cc Road Market may be further segmented into “Cruiser,” “Touring,” “Dual,” “Naked” and “Sport” sub-segments.  The Cruiser sub-segment comprises heavy motorcycles with a classic American design typically featuring heavy use of chrome components and twin-cylinder “V” engines.  The Touring sub-segment comprises motorcycles designed for comfortable, long-distance travel, while the Dual sub-segment comprises motorcycles designed for on and off-road riding.  The Naked sub-segment comprises motorcycles totally or partially without body panels.  The Sport sub-segment principally comprises motorcycles built for, or, inspired by, racing.

          We currently compete primarily in the Sport sub-segments of the >500cc Road Market.

          The Sport sub-segment is divided into four main groupings:  Superbike, Sport Naked, Super Sport and Sport Touring.  Superbike motorcycles are racing-derived and equipped with the most powerful engines and the latest technical advances and are targeted at riders desiring a bike that is similar to those used on international professional racing circuits.  Sport Naked motorcycles are principally characterized by the absence of fairing so as to leave the engine exposed and reduce overall weight of the motorcycle.  Super Sport motorcycles feature classic design and are targeted at riders interested in balancing horsepower with greater rideability.  Sport Touring motorcycles combine the engine power of motorcycles in the Sport sub-segment, with the long-range driveability and features of Touring motorcycles, and are targeted at customers who are interested in comfortable, one- or two-rider bikes for traveling over relatively longer distances.

Motorcycle Lines

          We manufacture and distribute six high-performance lines of motorcycles across the Naked, Sport and Dual sub-segments of the >500cc Road Market:  Superbike, Super Sport, Sport Naked, Sport Touring, Multistrada and Sportclassic.  Motorcycle sales accounted for 77% of our revenues in 2005, as compared to 79% in 2004 and 81% in 2003.  We manufacture multiple models within our six product lines, which are differentiated primarily by their engine capacity, fairing and color schemes.

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

          Although they share the common characteristics described above, our individual product lines are distinguished by the following features:

          Superbike.  The Superbike is closely derived from the Ducati motorcycles currently competing in the World Superbike Championship.  Since the introduction of the first Ducati Superbike, the 851, in 1987, we have continuously upgraded the technology and power of this motorcycle.  The 851 was based on custom-built championship racing bikes modified to meet government safety and noise standards.  With the success of the 851, we extended the Superbike range to include the 916 and the 748, introduced in 1993 and 1994.  The 916 won several worldwide awards, including four “motorcycle of the year” awards from Motor Cycle News (“MCN”) magazine.  For model year 1999, we launched the 996 to replace the 916.  The 996 features a 996cc liquid-cooled, four-valve twin engine.  For model year 2000, we introduced two new versions of the 748 Superbike, one with a more powerful engine and another in a special racing version.  For model year 2001, we introduced the 996R Testastretta (meaning “compact head”), which features a 998cc engine.  For sale in model year 2002, we launched the 998R Testastretta, a radically redesigned Superbike that offers a more powerful engine and is more aerodynamic that its predecessors.  The 998R Testastretta was nominated “Sports Motorcycle of the Year” by German magazine Motorrad, Europe’s leading motorcycle publication.  For model year 2003, we launched the new 999, a radically redesigned Superbike with an improved Testastretta series engine, which is lighter and more aerodynamic than its predecessors.  For model year 2004, we launched the 749R, with a Testastretta series engine and chassis specifically developed to ensure top competitiveness on the racetrack.  The 749R completes the Superbike range and marks Ducati’s return to the World Supersport Championship.  All Superbike motorcycles can reach speeds in excess of 250-270 kilometers (155-170 miles) per hour and have a compact design and slim silhouette designed to provide superior handling at such speeds.

For model year 2005, the Superbike family received a facelift which included a new front fairing, new side fairing and front shield and a new mudguard. With regards to technical changes, the 999 model received an upgraded engine, previously only mounted on the 999S, while the 999S received an upgrade in its suspension system.  We sold 6,094 Superbike motorcycles in 2005, representing 17.6% of total units sold and 27.8% of total revenues from motorcycles, compared to 10,213 Superbike motorcycles in 2004, representing 27.9% of total units sold and 40.6% of total revenues from motorcycles. The decrease in revenues of Superbike motorcycles is attributable primarily to the decrease in sales in the low end of the range of this product line, in particular the 749 model, and to the absence of the 998 Final Edition model, which was sold only in 2004.

          Super Sport.  Our Super Sport motorcycles are characterized by their light weight, superior handling and tight cornering ability, as well as by their classic design and engineering features.  Ducati Super Sport motorcycles are fitted with our traditional two-valve twin engine, nicknamed the “Pompone” (which means “strong pump”) by Ducati enthusiasts, and are aimed at riders that prefer improved handling and smooth power delivery to maximum horsepower.  Ducati launched its first Super Sport motorcycle in 1973.  Over two decades, the Super Sport line has undergone a series of design and technical updates while retaining its essential characteristics.  In April 1998, we launched a new model in the Super Sport line, the 900SSie, for sale the following year.  In January 2000, we sold 2000 units of the limited edition MH900 evoluzione exclusively over the internet (all of which were delivered by the spring of 2003).  In addition, we launched a 750cc version of the 900SS for model year 1999 and, for 2001 and 2002, respectively, we launched new, matte black versions called the 750 and 900 Sport.  For model year 2003, we introduced a 620cc version and upgraded the 750cc and 900cc engines of our Super Sport motorcycles to 800cc and 1000cc dual spark engines, which have two spark plugs per cylinder, offering extra reliability, increased power and lower emissions.  However, for model years 2004 and 2005, following a decline in demand and sales volumes for this line, we eliminated all models in this line other than the 1000cc.  We sold 1,030 Super Sport motorcycles in 2005, representing 3.0% of total units sold and 2.5% of revenues from motorcycles, compared to 1,426 Super Sport motorcycles in 2004, representing 3.9% of total units sold and 3.0% of total revenues from motorcycles. The decrease in revenues of Super Sport motorcycles is attributable primarily to the mature stage in the product lifecycle of the models in this product line.

          Sport Naked (or “Monster”).  The motorcycles in the Sport Naked – or Monster – line are designed for the urban rider seeking superior bike performance.  The principal design characteristic of the Monster is its total absence of any fairing so as to leave the engine exposed and reduce the overall weight of the motorcycle.  The Sport Naked line was launched in 1993 and was an immediate success.  The Monster 620 i.e., featuring unusual lightness and an engine with electronic injection, was introduced in 2001 to renovate the Monster 600.  In 2003, we further updated the engines in the Monster bikes by introducing the 800cc and 1000cc to replace the previous 750cc and 900cc.  The Monster line was subsequently expanded to include new models designed to meet special market needs: the Monster Dark and the Monster S4 model with a 916cc engine.  The Monster S4R was also subsequently introduced with the 996 Desmoquattro water-cooled engine taken from the competition 996, which is the most powerful engine ever made, and a frame modified to radically differentiate the it from the Monster S4.  At the end of 2004, the S2R was launched with the 800cc engine originating directly from the Monster S4R.  The S2R 1000 model, the sporty and powerful model in the SR series, was presented in September 2005 and followed by the S4Rs Testastretta and Monster 695 in early 2006.  The S4Rs Testastretta boasts a more powerful engine resulting directly from our experience in the Superbike World Championship, and the Monster 695 is an evolution of the basic 620 version.  We sold 16,585 Sport Naked motorcycles in 2005, representing 48% of total units sold and 38.7% of total revenues from motorcycles, compared to 18,027 Sport Naked motorcycles sold in 2004, representing 49.3% of total units sold and 37.8% of total revenues from motorcycles.  The decrease in revenues of Sport Naked motorcycles is attributable primarily to the drop in sales of the M620 and S4R models, which was partly set off by the success of the new S2R model, which recorded sales of more than 9,700 units in 2005.

          Sport Touring.  Our Sport Touring line serves a group of consumers who desire the speed, handling and styling of a Ducati, but prefer a more comfortable ergonomic configuration for longer rides.  In addition, the ST2 has a more comfortable second seat to accommodate a passenger and is equipped with two side bags.  We introduced the Sport Touring line in April 1997 with the ST2, which won the 1997 MCN magazine “Sport Tourer of the Year” award.  For model year 1999, we launched the ST4, a more powerful and technically advanced four-valve per cylinder version of the ST2.  For model year 2001, we introduced the ST4S with a 996cc engine, and for model year 2002, we introduced a version with an Anti-lock Brake System (ABS).  For model year 2004, we launched the ST3, which features a new three-valve engine.  For model year 2005, we made only minor adjustments to the Sport Touring family, such as a new, easier-to-use wet clutch and an additional available color, black.  We sold 1,397 Sport Touring motorcycles in 2005, representing 4% of total units sold and 4.5% of total revenues from motorcycles, compared to 2,996 Sport Touring motorcycles in 2004, representing 8.2% of total units sold and 8.1% of total revenues from motorcycles. The decrease in revenues of Sport Touring motorcycles is attributable primarily to reduced sales of the ST3, whose launch in 2004 had generated high demand among dealerships and retail customers.

          Multistrada.  In September 2001, we first showed a prototype of our fifth family of motorcycles called the Multistrada.  The first model, the Multistrada 1000 Dual Spark, went into production in April 2003.  The motorcycle is a multipurpose sportsbike offering Superbike performance in a more comfortable design with a more upright position and a new dual spark, air-cooled 1000cc engine.  Following the success of the initial Multistrada model, 2005 saw the introduction of a smaller version equipped with a two-valve 620cc engine, as well as an improved 1000 version with an upgraded suspension system and higher quality components. In addition, smaller technical changes were made in an effort to further improve overall comfort and versatility.  We sold 6,156 Multistrada in 2005, representing 17.8% of total units sold and 15.8% of total revenues from motorcycles, compared to 3,898 Multistrada in 2004, representing 10.7% of total units sold and 10.5% of total revenues from motorcycles.  The increase in sales of the Multistrada motorcycles in 2005 as compared to 2004 was primarily attributable to the introduction of the new MTS 620 and MTS 1000S models.

          Sport Classic.  We presented the prototypes of the Sport Classic, our sixth line of motorcycles, to the press and public in October 2003.  This motorcycle line, which is reminiscent of classic Ducati motorcycles but features today’s technology, was conceived and developed based on online research of the interests of Ducati’s fans.  The first Sport Classic is the Paul Smart 1000 Limited Edition, which went into production in September 2005.  This motorcycle, featuring front and rear Ohlins suspension and painted in the silver and green color scheme similar to the original Ducati 750 Super Sport, is inspired by the bike that Paul Smart rode to victory in the Imola 200 race in 1974.  It shares the same technology as our other motorcycles, distinguishing itself by its 1970’s look.  The Paul Smart 1000 was followed by the 1000 Sport and the 1000 GT, which went into production in October 2005 and in April 2006, respectively.

          The gross profit (in thousands of euro) and the gross profit margin (in percent) for the years 2004 and 2005 for each of our motorcycle lines is listed below.  The gross profit margin is a percentage calculated by dividing gross profit by related revenues:

	Year Ended December 31,

	2004 Gross Profit		2005 Gross Profit

	€/000%		€/000%
Superbike	25,465	22.0	12,691	18.5
Super Sport	881	10.2	77	1.3
Sport Naked	10,988	10.2	-359	-0.4
Sport Touring	3,215	14.0	965	8.6
Multistrada	4,275	14.3	-114	-0.3
Sport Classic	—	—	5,144	19.5
Total Motorcycle Product Lines /Average	44,824	15.8	18,404	7.4
Total Gross Profit/Average	86,651	23.8	58,455	18.2

          The current suggested retail prices in Italy for our motorcycles range from €6,995 for the Monster Dark 620cc motorcycle to €30,000 for the Superbike 999R.  Each Ducati motorcycle sold is covered by a two-year warranty.

          In addition to these six motorcycle lines, we manufacture custom racing motorcycles for our official teams, as well as for private race teams, professional riders and racing enthusiasts who compete without direct factory support.  We sold 12 custom racing motorcycles in 2005, 14 in 2004 and 18 in 2003.  We continue to believe that selling racing motorcycles serves to reinforce Ducati’s reputation as a leader in high-performance motorcycle technology.  The design and manufacturing of racing motorcycles allow our experienced research and development team to test new technical innovations and design features.

Motorcycle-Related Products, Services and Licensing

          In addition to our high performance motorcycles, we offer spare parts, Ducati Performance accessories, technical riding gear and enthusiast apparel and merchandising.  We also organize a number of events to encourage fans to join the World of Ducati, such as riding schools, classic rallies around Italy, online competitions, and Ducati tour and rental programs.

          Spare Parts.  We produce spare parts to service Ducati motorcycles in circulation.  We have outsourced the physical movement and storage of our spare parts in Europe to Saima Avandero S.p.A., an Italian logistics company.  We manage our spare parts catalogue and order processing electronically.

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

          Technical Riding Gear and Enthusiast Apparel.  Ducati entered into collaboration and supply agreements with leading companies in the motorcycle apparel sector, including Dainese and Suomy, to develop a line of apparel with the Ducati trademark.  The line includes jackets, suits, gloves, boots, helmets and protective garments, in addition to other sport wear.  The Company also markets a line of products of motorcycling enthusiasts, including T-shirts, caps and other items.  These articles are all sold through the Ducati distribution network and in Ducati Stores.  The same products are also sold at stores at the Ducati museum, the Bologna airport and the Ducati Factory Outlet at Borgo Panigale through the Ducati Retail subsidiary company.  Furthermore, in line with our strategy to expand into new selected markets, in April 2005 we announced our entry into the Chinese market through a long-term partnership agreement with a Chinese company that has started to distribute Ducati articles of clothing through a newly opened store in Shanghai.

          Licensing.  We license the Ducati trademark and other trademarks to leading companies selected to manufacture and sell products inspired by the world of Ducati motorcycles.  We have entered into a number of contracts with companies working in various sectors, including publishing, apparel and accessories, perfumery, models, stationery and school supplies, toys and videogames.  We have entered into an agreement with the licensee of the “Ermenegildo Zegna” trademark for the production and sale of a Zegna-Ducati fragrance; with the holder of the Costume National trademark for production of the “C’N’C’” line, which is designed for the urban rider; with Tumi Inc. to create a collection of luggage and accessories bearing the “Ducati” and “Ducati Corse” trademarks; with Rockstar Games NYC for the creation of videogames; with Ride Now Motorcycle Tour Operator to organize motorcycle trips and outings under the name “Ducati Tours”; with Oakley Sales Corp. for the production of Oakley eyewear bearing the Ducati trademark; with the holder of the CHICCO trademark, Sonic International Toys Ltd., Maisto (May Cheong Toy Products Ltd.), New-Ray Toys Development Ltd., Paul’s Model Art Gmbh, Peg Perego S.p.A. and Italeri S.p.A. to manufacture toys and models bearing the Ducati trademark; with Ediciones Altaya S.A. and Hachette Fascicoli S.r.l. to produce publications on Ducati motorcycles; with Accademia S.r.l. and Aquila Brand S.p.A. to manufacture stationery and school products with the Ducati trademark; and with Vir2 Studios LLC and Spike CO Ltd. for the production of videogames in which images of Ducati motorcycles are used and reproduced.  These licenses are intended to increase awareness of the Ducati brand and to provide an expanded source of revenue.

          Events and services.  A small part of our income is related to events that we organize to encourage fans to join the World of Ducati, such as riding schools, classic motorcycle rallies around Italy, online competitions and Ducati promotional tours.  See “—Marketing activities.”

          The gross profit (in thousands of euro) and the gross profit margin (in percent) for the years 2004 and 2005 for our motorcycle-related products, services and licensing is listed below.  The gross profit margin is a percentage calculated by dividing gross profit by related revenues.

	Year Ended December 31,

	2004 Gross Profit		2005 Gross Profit

	€/000%		€/000%
Motorcycle-Related Products, Services and Licensing	41,827	53,1	40,051	54.4
Total Gross Profit/Average	86,651	23,8	58,455	18.2

Market Share and Competition

          We compete primarily in the Sport sub-segment of the >500cc Road Market.  Our principal competitors are four Japanese manufacturers (Honda, Suzuki, Yamaha and Kawasaki), two European manufacturers (BMW and Triumph) and, to a more limited extent, Harley-Davidson of the United States.  Harley-Davidson’s Buell subsidiary produces motorcycles that compete with our Sport Naked motorcycles.

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

          Worldwide registrations of Ducati motorcycles were 35,887 in 2004 and 34,631 in 2005.  The historical worldwide trend of Ducati registrations can mask significant regional variations.  From 2004 to 2005, Ducati registrations increased significantly in the United States (up 26%) and Spain (up 43%) and more modestly in those countries not served by commercial subsidiaries (up 4.5%) and France (up 1.5%), and decreased in Germany (down 15%), Japan (down 5.5%), the Benelux countries (down 17%), the United Kingdom (down 16%) and Italy (down 15%). For a discussion of the relationship between registrations and retail sales, see “Item 5. Operating and Financial Review and Prospects —Introduction.”

          Honda, Suzuki, Yamaha and Kawasaki all have substantially greater worldwide market shares than we do.  Based on available registration data, we estimate that these companies had approximately the following market shares of the Sport segment of the >500cc Road Market worldwide in 2005:

2005 worldwide % of Sport sub-segment of >500cc Road Market

Company

Suzuki	25.1%
Honda	19.9%
Yamaha	18.6%
Kawasaki	14.0%

          We estimate that Triumph and BMW have a market share of approximately 3.2% and 9.1%, respectively.

          Our market share varies among our motorcycle lines comprising the Sport sub-segment of the >500cc Road Market.  In 2005, we estimate that we had approximately a 2.8% global share of our historical core market for Superbike and Super Sport motorcycles, as compared to 3.7% in 2004, reflecting the fact that we did not launch any new Superbike nor Super Sport models in 2005, and approximately a 6.1% global share of the market for Naked motorcycles, compared to 6.4% in 2004, reflecting increased competition from new models launched by our Japanese competitors.  We estimate that we had approximately a 5.9% global share of the market for Sport Touring motorcycles in 2005, compared to 7.4% in 2004, decreased demand for the ST3 model following its launch in 2004.  We estimate that we had approximately a 3.9% global share of the market for dual motorcycles in 2005, compared to 2.8% in 2004, due to the success of the new models introduced in the Multistrada family.

          Our market share also varies significantly across geographical areas.  We estimate that we had the following market shares in 2005 in markets in which we have a commercial subsidiary: 8.5% in Italy, 3.4% in the United States, 4.5% in Japan, 2.8% in Germany, 4.0% in France, 3.3% in Great Britain, 5.1% in the Netherlands and 6.0% in Belgium.

          Unit sales showed varying trends in our principal geographic markets, with increases in the United States (up 33.4%), Japan (up 9.7%) and France (up 9.3%), substantially unchanged sales in Germany (up 0.3%) and decreases in the countries served by importers (down 4.5%), the United Kingdom (down 6.9%), the Benelux countries (down 16.3%) and Italy (down 27.4%).

          Market estimates in this annual report are based on our analysis of registration data obtained from published sources, as well as of our internal dealer data and surveys commissioned by us.  See “Presentation of Financial and Other Information,” at the beginning of this annual report.

          The following table gives a breakdown of the revenues from motorcycles and related products in our principal markets in the last two financial years:

	Year Ended December 31,

	2004		2005

	(euro amounts in thousands)
Italy	120,070	33.1%	89,075	27.8%
United States	56,051	15.4%	60,168	18.8%
Germany	27,284	7.6%	22,936	7.1%
Japan	26,364	7.3%	27,227	8.5%
United Kingdom	23,370	6.4%	19,498	6.1%
France	29,507	8.1%	30,788	9.6%
Other foreign countries	80,713	22.1%	71,155	22.1%
Total	363,359	100%	320.847	100%

Seasonality of Our Business

          Worldwide motorcycle sales and registrations are seasonal, peaking during March through May and April through June, respectively.  During 2005, we recorded 59.6% of our revenues during the first six months of the year.  Our motorcycle production levels are relatively stable throughout the year (excluding annual shutdown periods for the month of August and the last two weeks of December).  Consequently, we experience periods of inventory build up from September through February in anticipation of the spring selling season.  Depending on market conditions and our commercial strategy, the level of inventory we hold or sell to importers and dealers at any time may change, as a result of which unit sales may be less seasonal than registrations.

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

          Since 2003, our policy regarding research and development has been marked by continuity, consisting of studies and design activities aimed at acquiring knowledge and tangibly applying it to the creation and implementation of new products and to the technological improvement of existing products.

          As part of our research and development program, we have adopted the following strategies: reducing, through the use of innovative materials, the weight of our motorcycles in order to reduce fuel consumption and polluting emissions, while at the same time increasing safety standards; improving the aerodynamics of our motorcycles in order to reduce fuel consumption and polluting emissions, while preserving the characteristic style and design that distinguish the Ducati brand; improving engine performance, while at the same time achieving a reduction of the noise level of fuel feed and exhaust systems; and researching new technical solutions relating to motorcycle bodies and engines in order to improve performance.

          As part of our research and development program, we have entered into two research and development contracts with our subsidiary Ducati Corse.  These contracts deal specifically with the development of technical solutions for racing activities that can also be used for the production of Ducati motorcycles intended for retail sale.

          In 2005, our research and development expenditures (capitalized and expensed) were €26.5 million (as compared to €19.3 million in 2004).

          In connection with our research and development activities, we also received capital grants totaling approximately €3.7 million and subsidized loans for a total amount of approximately €9.6 million from the Italian Ministry for Productive Activities during 2004 and 2005.  These loans have a five-year term starting at the time of final approval of the technical and financial statements presented with regard to the period of validity authorized for each project.  These loans are found in a “pre-amortization” phase from the date of disbursement until the date of final approval of the technical and financial statements, generating interest payable for the Company but not the obligation repay the principal.

Distribution

          Distribution is a key element of our business and is crucial to increase market share and profitability.  Historically, Ducati distributed its motorcycles in Italy directly, through a network of retail dealers (typically multi-brand dealers), in the United States through a wholly-owned subsidiary and abroad through a series of independent distributors, each responsible for establishing its own network of retail dealers.  Dealers outside Italy and the United States would contract with a distributor rather than with Ducati.  In 1997 we implemented a distribution strategy aimed at both improving our wholesale and retail distribution networks and increasing our contact with, and understanding of our retail customer.  To achieve these objectives, we acquired direct control of wholesale distribution in strategic markets by forming wholly owned subsidiaries in charge of sales and marketing, replaced certain wholesale distributors whose results were unsatisfactory and began commercial relationships with distributors in markets in which we were previously not present.  We also launched a restructuring of our dealer network in Italy and backed the opening of “Ducati Stores” in selected markets throughout the world.

           Wholesale Distribution.  Our wholesale distribution model is based primarily on forming wholly owned distribution and sales subsidiaries, and we now have wholly owned subsidiaries for the United States and Canada, France, Germany, Belgium, Netherlands, Sweden, Norway, Japan, United Kingdom and Ireland.  The establishment of additional wholly owned subsidiaries has a number of important benefits, including (i) acquisition of profits that had previously been earned by the independent distributors; (ii) formation of a closer relationship with consumers, allowing us to better understand the needs of our consumers and the motorcycle market in general; (iii) increased control over the distribution process and more effective and coordinated marketing activities; and (iv) because motorcycles are stored at, and shipped directly from, our factory to retail dealers or distributors (except for the United States and Japan), enhanced ability to redistribute inventory among various markets and to meet demand peaks for the various models while reducing overall logistical costs.

          We sell our products through independent distributors in countries in which we do not have a wholly owned subsidiary.  We are normally bound to these distributors by exclusive distribution agreements, pursuant to which we grant the distributor exclusive rights to distribute Ducati products in the relevant territory.  The importer in turn undertakes (i) not to sell Ducati products outside the assigned territory; (ii) not to compete with Ducati by manufacturing or selling competing products, unless permitted by contract; (iii) to reach defined sales goals; and (iv) to provide Ducati with data concerning sales to dealers and retail customers, the official registration data in the relevant territory and information about trade policies and market data.  We continue to appoint new distributors in markets in which we have previously been inactive, and evaluate each year whether to further expand our distribution network to new markets.

          Retail Distribution.  We intend to organize our retail distribution network around a centralized direct control hub in all countries where we are currently present and to expand our retail distribution network range of action abroad.

          In Italy, we have restructured our retail distribution network, reducing the number of Ducati dealers, from 165 in 1996 to 64 in December 2005, while offering enhanced marketing and merchandising support.  The enhanced support for these activities is designed to encourage dealers to invest in and transform their dealerships into Ducati Stores, following the model discussed below.  This strategy is intended for our benefit and for the benefit of the dealers.  The dealers benefit from increased sales volume and improved profitability while we expect to benefit from a stronger and more uniform retail sales network for our motorcycles and other products.  This restructuring in Italy has also contributed to boosting sales and profits in Italy.  Based on this success in Italy, we have decided to adopt a similar model in foreign markets as well, commencing with in France, Germany and Japan.  For geographic reasons, we have adopted a different strategy in the United States aimed at strengthening our wholesale distribution network.  As of December 31, 2005, there are approximately 800 Ducati dealers in operation around the world.

          Our relationships with Italian dealers are currently governed by standard contracts based on partial exclusivity and multi-brand arrangements.  Under these agreements, the dealer is awarded the right to distribute to a pre-determined number of parties within a given territory in exchange for its undertaking not to make or sell competing products and guarantee that certain sales volumes will be attained.  We are entitled to examine each dealer’s book and records regarding Ducati products in order to monitor the dealer’s efficiency and compliance with the terms of the distribution agreement.

          Finally, we have developed a special design concept for dealers wanting to open Ducati Stores in selected markets around the world.  The Ducati Stores are centered on the Ducati brand and offer a customized and characteristic retail space as well as a high level of service and technical support.  Ducati motorcycles are the primary focus in the Ducati Stores and are supported by displays of Ducati Performance spare parts and accessories and the Ducati line of apparel.  In some Ducati Stores a “History Wall” displays images of Ducati’s racing heritage and an “Engineering Wall” shows a large-scale engineering drawing of the 916 Superbike.  We provide Ducati Stores with a specialized design consultancy service but do not own any direct interest in the stores; Ducati Stores are operated pursuant to franchising agreements.  As of December 31, 2005, approximately 160 Ducati Stores are in operation around the world, 49 of which are in Italy.

Marketing Activities

          While Ducati is fundamentally a motorcycle manufacturer, we are also the custodian of a valuable global brand.

          Brand Development.  We hold several important trademarks, including the world-famous “Ducati” trademark.  As early as 1996, we hired communication, public relations, advertising and marketing specialists and centralized coordination of marketing activities at our headquarters in Bologna.  In 2003, we created a dedicated marketing department within DMH to improve the organization and management of on-line, as well as traditional, marketing activities.  The department works to develop strategies to meet the needs of the growing number of Ducati fans around the world.  In 2004, we re-launched our “Ducati People” global advertising campaign (launched initially in 1998) with Ducati Club members cast in the spotlight.  The campaign is intended to communicate the authenticity and uniqueness of the Ducati brand.

          Since we attract media attention through our international racing activities and product innovations, our marketing strategy does not require large investments in advertising.  The primary source of advertising comes from Ducati motorcycles on racing circuits around the world and articles published in a broad range of motorcycle publications.  Thanks to the strength of the Ducati brand, media coverage of Ducati extends beyond the traditional motorcycle press.  Articles featuring Ducati have appeared in the financial sections of Financial Times, Forbes, The Wall Street Journal and Barron’s, and features dedicated to Ducati have also appeared in Vogue and on CNN, CNBC and Bloomberg Television.  Ducati enthusiasts, including Formula One drivers, models, international athletes and film. celebrities, have also contributed to our brand’s fame and dissemination.

          We intend to continue taking part in initiatives that support the Ducati brand in the world of art, design and fashion.  Ducati motorcycles were recently used for the advertising campaigns of a large number of fashion designers, including Versace, Dior and Donna Karan, and a Ducati motorcycle was used in shooting the films “Matrix Reloaded” and “Catwoman.”

          We have also sponsored the Motogiro d’Italia, a historical motorcycle rally that takes place along the picturesque roads of Central Italy, since its revival in 2001.  Participants ride motorcycles produced before 1957, the last year of the original Motogiro, as well as other recent motorcycle models, primarily Ducati.  The event has drawn enormous media interest and has attracted hundreds of enthusiasts and journalists from the world over.  Another marketing activity, which began in 2003, is the Centopassi, a competitive motorcycle tour in which participant Ducati owners and enthusiasts challenge Ducati test riders on the new Multistrada on the roads of the Italian Alps.  A final marketing activity is the World Ducati Week, which has become an important event for Ducati enthusiasts.  The third World Ducati Week, in May 2004, attracted more than 45,000 Ducati enthusiasts from 30 countries to the Misano Adriatico racetrack.

          On March 18, 2002, Ducati entered into an agreement with Linea S.p.A. to launch the Ducati Desmo Finance Program in support of its sales activities in Italy.  The agreement concerns (i) consumer financial services for purchasers of Ducati products; (ii) financial services for Ducati retail stores and dealers, and (iii) the issue and management of credit cards bearing the Ducati trademark.  The agreement has been renewed until August 31, 2006, awaiting the result of negotiations for a new joint venture for the supply of the same financial services, which should be jointly formed and owned by Ducati and Linea S.p.A.

          Racing.  The performance of Ducati motorcycles on international racing circuits helps sustain high demand for Ducati products.  Participation in racing increases visibility of Ducati motorcycles through media coverage of the races and serves as a practical demonstration of the high-performance characteristics of Ducati motorcycles.  Our racing activities also support our research and development activities, as many innovations developed for, and implemented in, racing motorcycles are later introduced in the production of Ducati motorcycles intended for the retail consumer.

          Ducati motorcycles compete with official teams in the MotoGP World Championship, the Superbike World Championship, the Supersport World Championship and the AMA Superbike Championship (U.S.-based).  We made our return to the MotoGP World Championship in 2003 after an absence of more than 30 years, and have been rewarded with a second place finish in the manufacturers’ ranking in the 2004 season and a third place finish in the manufacturers’ ranking in the 2005 season.  Loris Capirossi and Sete Gibernau are competing with the new GP6 in the 2006 season.  We compete in the Superbike World Championship with our official Ducati teams and by selling motorcycles to other private teams.  Since 1990 we have won more single race victories than all other manufacturers combined and a total of 13 manufacturers titles.

          The Superbike World Championship and the AMA Superbike Championship require participation using motorcycles derived from roadsters (also called “current production models”).  They are converted for racing through a series of modifications allowed by the relevant regulations, which require, however, that the design and basic technical features remain unaltered.  Regulations in force in the MotoGP World Championship for the 2006 season require that prototype motorcycles be used (use of basic components of current production motorcycles is prohibited).  These prototype motorcycles must be equipped with 4-stroke engines up to 990cc in size and with fuel tanks having a maximum capacity of 22 liters.  Starting with the 2007 season, the maximum piston displacement is expected to be lowered to 800cc, with the concomitant reduction of the maximum fuel tank capacity to 21 liters, in an effort to limit excessive improvement in performances.

          Ducati Corse, our subsidiary dedicated to racing activities founded in January 1999, manages the activities of the Ducati racing teams and designs and manufactures motorcycles and engines exclusively for racing use.  Ducati Corse also locates sponsors and engages in marketing and promotional activities designed to increase awareness of the Ducati brand.

          Sponsors of the Ducati racing team participating in the MotoGP World Championship include: Charles Stewart & Company Limited (displaying the Marlboro trademark); Telecom Italia S.p.A. (displaying the Alice trademark); Binda S.p.A. (displaying the Breil trademark); and Fiat Auto, S.p.A. (displaying the Alfa Romeo trademark).  Sponsors of the Ducati racing team participating in the Superbike World Championship include Binda S.p.A. (displaying the Breil trademark); Xerox Ltd.; and Fiat Auto, S.p.A. (displaying the Alfa Romeo trademark).  Ducati Corse has also entered into a sponsorship and technical partnership agreement with Shell International Petroleum Company Ltd. (“Shell”) pursuant to which Shell sponsors Ducati’s participation in the MotoGP World Championship and the Superbike World Championship and undertakes to supply fuel and lubricants developed and produced specifically for the world of racing.

          In December 2005 Ducati Corse entered into a contract with D’Antin Pramac S.r.l (“D’Antin”), pursuant to which Ducati Corse has agreed to supply D’Antin motorcycles, engines and spare parts, in addition to technical support, so that D’Antin can take part in the MotoGP World Championship with a satellite Ducati Corse team called “D’Antin Pramac.”  D’Antin has undertaken to participate in all of the MotoGP World Championship races during the 2006, 2007 and 2008 seasons with two riders and allows D’Antin to renew the contract for the 2009 season.

          Internet.  The Internet represents our most important tool of communication with Ducati enthusiasts and customers, as well as a vital element for innovating corporate processes and brand recognition. Re-launched in 2000, the website www.ducati.com today receives more than 9,200,000 visitors from all over the world (150,000 of which are registered users), who in 2005 viewed approximately 217 million pages.  With 15 gigabytes of data, texts and images, the website offers complete information about all of the models the Ducati Group makes, constant coverage of the race activities in the various national and international championships, news about all events and initiatives of interest for its fans and Ducati clubs around the world.  It also provides information about the network of dealers and Ducati branches in the world, and various features of interest for all riders and those who aspire to become such.  More than 1500 garments, accessories and merchandising items bearing the Ducati trademark are in the extensive on-line store catalogue.  Moreover, on-line sales of limited edition motorcycles, such as the MH900e, 996R and 998S Bayliss, have made the Ducati web site one of the greatest e-commerce successes anywhere in Italy and around the world.  Of the web site’s visitors, 40% are in the United States, 43% in Europe (mainly Italy), and the remaining 16% are in Japan and other Asian countries.  The enthusiasm and support of its community of fans enabled Ducati.com to win the prestigious WWW2004 award in 2004 as the best Italian Internet site in the Automotive and Engines category, according to Il Sole 24 Ore.  In order to achieve an even closer relationship with its fans around the world, in 2006 the Company also launched a “blog” (on-line diary) on its web site managed by Chairman of the Board and CEO Federico Minoli, where he communicates with the web site’s visitors and describes, in person, the news regarding Ducati’s activity around the world.

Production

          Our manufacturing operations are not vertically integrated and are characterized by a relatively low fixed cost structure.  Our production is primarily focused on engine and motorcycle assembly and the machining of two strategic components, engine blocks and cylinder heads.  Our strategic goal with regards to production is to continually improve the integration of our in-house production operations with the assembly work performed by a network of select suppliers in an effort to reduce complexity in the production process and improve efficiency.

          All Ducati motorcycles are manufactured at a single industrial facility located in Borgo Panigale, outside Bologna, Italy.  The facility consists of 124,487 square meters of land and contains plants, warehouses and offices (approximately 36,000 square meters of indoor space), test tracks and parking areas.  All manufacturing and assembly, as well as warehousing of certain components, are performed on site.

          We outsource the production of the majority of our parts and components to third-party suppliers.  As a result, the functions we perform at our facility in Borgo Panigale are basically those of assembly and quality control.  As part of the production process each engine and each finished motorcycle is subjected to rigorous quality controls, including static and dynamic tests during the various stages of production.

          We have implemented several initiatives to improve our production processes and reduce costs.  In January 1999, we introduced a new software system to monitor the flow of all production-related information, from the initial order to delivery of the finished product.  This system is an important and effective planning tool that allows the user to automatically generate production schedules based on sales forecasts, optimize warehouse stock volume levels, generate orders for purchasing materials and organize the flow of materials needed for production.

          We are able to maintain relatively high production efficiency, even with relatively low volumes of production, primarily due to the fact that the various models produced have a large number of common components, especially engine components.  In 1999, we embarked on a project to simplify production, aiming at improving quality and reducing production costs.  In 2000, we commenced another project called Desmo (Ducati Evolution and Supply Management Optimization), aimed at eliminating the inefficiencies in the production process.  In 2005, we produced 17 different models using only two engine blocks and three cylinder heads.  In order to simplify production and reduce costs, we have adopted a “platform” approach to production, the purpose of which is to avoid the assembly of numerous individual components.  Under the platform approach, a motorcycle is divided into a discrete number of key components (or “platforms”) that are in turn made up of a number of sub-components.  One key supplier is made responsible for provision of a platform and managing suppliers of the sub-components that go into the platform.  The platform assembly approach has reduced the number of our suppliers and increased the volume of components provided by each supplier, thereby improving our ability to negotiate competitive prices.  It has also provided an opportunity to develop jointly new components with key suppliers at the research and development stage.  We have already implemented platform production processes for 83 assembly groups (including forks, clutch covers and fuel pumps), thereby significantly reducing the number of parts required to be assembled directly.

          As part of our initiative to outsource non-strategic activities to third parties, we outsource our packaging, shipping and logistics functions to Saima Avandero S.p.A., which allows us to respond more quickly to requests from our dealers.  Saima Avandero S.p.A. also manages the packaging and distribution of spare parts at its dedicated center in Modena.

          The present maximum production capacity of our production facility is approximately 48,000 motorcycles a year, compared to a yearly average of approximately 35,000 motorcycles produced during the last three-year period.  We do not foresee having to bear costs for increasing our production capacity should demand come back into line with the higher volumes of the past.

Supplies and Suppliers

          We currently buy from third-party suppliers the majority of the single motorcycle parts and components that we use in our production process.  In 2005, approximately 91% of our total costs of goods sold were for parts and components purchased from third parties, while approximately 9% were for direct labor costs.

          While we currently purchase our parts and components from a large number of suppliers, our top ten parts and components suppliers accounted for approximately 40% of our parts and components procurements spending in 2005.  Our largest suppliers include Brembo (brake systems), Magneti Marelli (injection systems), Mahle (pistons), Michelin and Pirelli (tires) and Showa and Ohlins (suspensions).

          Except for a limited number of mid-term supply contracts (generally for three years), we only enter into short-term, renewable contracts with our suppliers.  We typically contract with our suppliers on a non-exclusive basis, which allows us to replace suppliers at any time.  Our policy is to identify at least two sources for each component so as to be able to switch promptly to the alternative supplier if necessary. Although for certain key components we rely upon single-source suppliers, we believe these suppliers can also be replaced if necessary.

          Among the supply contracts that play a major role in Ducati’s production activity are the three-year contracts the Company has with Brembo and Magneti Marelli Power Training for the supply of the braking system platforms and injection system platforms of its motorcycles, respectively.

Intellectual Property

          The design, main technical features and the most important technology of Ducati motorcycles, including the Desmodromic valve control system, are not protected by any intellectual property rights.  Only a few non-aesthetic technical features of marginal importance of Ducati products are protected by patents.  With the exception of these limited technical characteristics, the Ducati motorcycle components are manufactured according to known technologies and include components not supplied to Ducati on an exclusive basis.  See “Item 3. Key Information—Risk Factors—Our motorcycle design and technology are not protected by intellectual property rights.”

          Our patents and rights to use intellectual property had a total net value equivalent to approximately €4.3 million as of December 31, 2005, and consist of software licenses that Ducati North America and Ducati have purchased from third parties.

          Our expenses for grants, licenses, trademarks and similar rights concern almost exclusively the “Ducati” trademark, purchased at the time of our acquisition from Ducati Motorcycles S.p.A. in 1996.

          We own the “Ducati” trademark and other trademarks associated with Ducati motorcycles. The “Ducati” trademark is registered in all countries that are signatory to the Madrid Agreement concerning the International Registration of Marks and is registered as a European Community trademark in all countries that are part of the European Union.  This trademark has also been registered in 44 additional countries on an ad hoc basis for motor vehicles.  In addition, we have registered the “Ducati” trademark in other classes of products, including toys, apparel, eyewear and watches in most of the countries in which the trademark for motors and vehicles is registered.

          On December 10, 2004, DMH sold the “Ducati Corse” trademark, one of the other trademarks associated with Ducati products, to its subsidiary, Ducati Corse, for the purchase price of €23 million, the value determined by independent professionals, plus VAT.  The transfer was made to allow Ducati Corse to develop the “Ducati Corse” brand separately from the “Ducati” brand, increasing its value by using it in the international racing competitions in which it participates.

          On December 11, 2004, DMH entered into a license agreement with Ducati Corse pursuant to which Ducati Corse grants Ducati the right to use (i) the “Ducati Corse” trademark for the manufacture and distribution of the “Replica Corse” motorcycle models and (ii) the Ducati Corse racing activities images for promotional and advertising purposes for a fee made up of a fixed part and a variable component (royalty) calculated as a percentage of the price of the “Replica Corse” products sold.

          On November 11, 2005, DMH entered into a license agreement with Fiat Auto S.p.A. pursuant to which DMH grants Fiat Auto S.p.A. the right to use the “Monster” trademark to market a new version of its car “Panda” called the “Panda Monster.”  Fiat Auto S.p.A. may also register the “Panda Monster” trademark for use in the automobile sector.

Governmental and Environmental Regulation

          Like other motorcycle manufacturers, we incur substantial costs in designing and testing products to comply with domestic and foreign safety and emissions requirements.

          Motorcycles sold in the United States, the European Union countries and other countries are subject to environmental emissions regulations and safety standards with which we must comply in order to sell products in these countries.  Applicable regulations in the United States include the emissions and noise standards of the U.S. Environmental Protection Agency and the more stringent emissions standards of the State of California Air Resources Board.  Ducati motorcycles sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration.  Regulations applicable to us in Italy include EU directives relating to emissions, pollution and noise, as well as national rules on emissions, pollution, noise and safety issued by the Ministry of Transport (Ministero delle Infrastrutture e dei Trasporti).  All of our motorcycle models are required to comply with applicable homologation regulations in the countries in which they are distributed.  We are also subject to a number of Italian governmental regulations relating to the use and storage of materials, discharge and disposal of factory waste and safety standards of facilities and processes.

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

Description of Property

          The following table sets forth the principal properties in our use as of the date of this annual report.

Location	Approximate Square Meters	Principal Use	Status

Bologna, Italy(1)	124,487	Headquarters, production facility	See note
Cupertino, California, USA	1,161	Headquarters, Ducati North America	Leased
Paris, France	260	Headquarters, Ducati France	Leased
Cologne, Germany	408	Headquarters, Ducati Motor Deutschland	Leased
Tokyo, Japan	121	Headquarters, Ducati Japan	Leased
The Hague, Holland	400	Headquarters, Ducati North Europe	Leased
Marsta, Sweden	225	Offices and warehouse	Leased
Milton Keynes, England	450	Headquarters, Ducati U.K.	Leased

(1)     On June 29, 2001, we entered into a sale and leaseback transaction with Locafit S.p.A. with respect to a portion of our production facility.  See Note 5 to our audited consolidated financial statements included in Item 18 for additional information on this transaction.

          In addition to the above properties, we lease space in various other locations in the United States and Western Europe on a regular basis for warehouse storage of motorcycles and parts.

          We believe that our operating facilities are in good condition and are adequate, considered in light of our capital expenditure plans, for the development, manufacture and marketing of our current and anticipated products.  For addition information on our property and capital expenditures in our property, see “—Production” and “—Capital Expenditures.”

Capital Expenditures

          Our capital expenditures in property, plant and equipment were, €10.4 million in 2004 and €10.6 million in 2005.  Capital expenditures in each of the years were principally related to our development initiatives.

          Investments in intangible assets, which include our capitalized development expenditures for these new models, amounted to € 15.1 million in 2004 and €20.5 million in 2005.  See “—Products and Distribution—Product Research and Development.”

          Our capital expenditures currently in progress relate principally to our continuing development initiatives related to new motorcycles and the Desmosedici, which we developed and began using in 2003 to compete in the MotoGP Championship.  We believe that competing in the MotoGP Championship will further enhance recognition of the Ducati brands for innovative design, advanced engineering and racing success and spur further innovation in the design and engineering of our motorcycles that will ultimately improve the quality and performance of our road models.  We spent €7.4 million during 2004 in connection with this project (of which €3.3 million were capitalized and are included in the total investments in intangible assets in 2004 described above), and €8.6 million (entirely capitalized) in 2005.  The expected cost for 2006 is €7.5 million.

Item 4A.   Unresolved Staff Comments

          None.

Item 5.   Operating and Financial Review and Prospects

          You should read the following discussion in connection with the audited consolidated financial statements included in Item 18 of this annual report.

          Our audited consolidated financial statements have been prepared in conformity with IFRS, which differs in certain significant respects from U.S. GAAP.  For a discussion of significant differences between IFRS and U.S. GAAP and the related reconciliation of net profit/(loss) and shareholders’ equity in our audited consolidated financial statements, refer to Notes 38, 39, and 40 to the audited consolidated financial statements.

Introduction

          Our revenues are derived principally from sales of motorcycles and, to a lesser extent, spare parts and engines, performance accessories and technical riding gear and enthusiast apparel.  Revenues and other income, costs and charges are accounted for net of returns, discounts, allowances and rebates.  In addition, although under IFRS the classification of dealer incentives (usually based on volume sold) is not specifically addressed, we have classified these costs as a reduction in revenues rather than as distribution costs, which is consistent with the approach followed by other companies operating in the automotive sector in the first-time adoption of IFRS.  Revenues from the sale of goods are recognized when the goods are delivered to the freight forwarder, at which time, under the related contractual terms, ownership passes to the purchaser, or, in the case of sales with title retention clauses, when the purchaser has assumed substantially all risks and rewards associated with ownership of the goods.  Sponsorship revenues are recognized as other income on an accrual basis over the lives of the related contracts, which usually reflect the length of the sporting season; the remuneration of the riders and the racing team is recognized on an accrual basis, with reference to the duration of the related contracts.

          We produce motorcycles in six model lines, which vary in their technical and design features and intended customers: Superbike, Super Sport, Sport Naked, Sport Touring, Multistrada and Sportclassic.  We sell our motorcycles and related products in 61 countries worldwide, with a primary focus on the Western European and North American markets, which together accounted for approximately 85% of our revenues in each of the last two years.  In 2005, no single country accounted for more than 15.0% of our revenues of motorcycles and related products, with the exception of Italy, which accounted for 27.8% and  the United States and Canada  which accounted for 18.8% of our revenues from motorcycles and related products.  This provides us with significant geographical diversity of revenues.  We have a global distribution network, directly controlling our sales in Italy and operating wholly owned distribution subsidiaries in North America, France, Germany, the Benelux countries (which is also responsible for Sweden and Norway), Japan and the United Kingdom.  Our manufacturing operations, based in Bologna, Italy, consist primarily of engine and motorcycle assembly and are not vertically integrated, resulting in a relatively low fixed cost structure.

          We use motorcycle registrations as an indicator of retail sales.  Motorcycle registrations reflect registrations with governmental authorities upon sales to end users.  Because we generally sell our motorcycles to importers and dealers, revenues are normally recognized upon sale to our importers and dealers before such motorcycles are bought and registered by end users.  The differences between our unit sales to our importers and dealers and registrations for corresponding periods reflect the increases and decreases in the inventories of our importers and dealers.  Registration data is unavailable or unreliable in certain of our less important markets, and even where reliable information is available, there is typically some delay in its publication by governmental authorities.  Accordingly, we estimate registrations based on information obtained from importers and dealers in the relevant markets where applicable and adjust such estimates as official data is published.

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

          Motorcycle manufacturers typically present new models once a year at international trade shows held in September of each year.  Following these trade shows, we work closely with our distributors and dealers to anticipate demand for our motorcycles in the following year.  We endeavor to adjust the start of our new model year production to avoid a buildup in inventory of the previous year’s models.  Any such buildup can result in additional promotional expenses (e.g., rebates, discounts, complimentary accessories and other incentives) that we incur to reduce excess inventories (and which we account for as a reduction of revenues).

          Certain additional factors that adversely affected our results of operations over the last two years include: the strengthening of the euro against most other currencies, in particular the U.S. dollar (appreciation of approximately 9.9% on average and 7.8% at year end in 2004, with our revenues in U.S. dollars accounting for approximately 15.6% of our total revenues in 2004), the U.K. pound sterling and the Japanese yen.  See “Item 3. Key Information—Exchange Rates.”  This strengthening of the euro has principally impacted product prices.  In an effort to preserve our market share, we have generally kept unchanged our sale prices in the relevant local currency, with a consequent reduction in our gross margin.  We have engaged in foreign exchange transactions to hedge portions of our transactional exposure to such fluctuations in exchange rates, although such transactions protect us only from short-term fluctuations and not long-term variances.

For further information on our foreign exchange transactions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.  Although the euro weakened in 2005, it has appreciated again in the first half of 2006 and we expect that its continued relative strength will impact our results of operations in 2006. our renewed participation in the MotoGP Championship starting in 2003.  We incurred approximately €8.6 million in research and development expenses and capital expenditures in connection with this participation in 2005, and expect to continue to incur a similar level of expenses for these purposes in the future;  the launch in 2005 of our sixth motorcycle line, the Sport Classic, in connection with which we incurred €1.4 million in research and development expenses and capital expenditures for fiscal year 2004 and €3.8 million for fiscal year 2005.  In 2005, we sold 3,274 Sport Classic motorcycles, or 9.5% of our total unit sales.

          Cost of sales consists primarily of variable costs, such as the cost of parts, components and labor, as well as depreciation of property, plant and equipment, amortization of capitalized development costs and research and development expenses that are not capitalized or included under distribution costs or general and administrative expenses.  In each of the last two years, approximately 75% of the total cost of sales incurred by Ducati was for parts and components.  Cost of sales is allocated to each product class (motorcycles, spare parts, accessories and apparel and other) as follows:  purchased materials and the cost of external processing are allocated to a product class (and to each motorcycle line within the motorcycle product class) based on the specific bills for materials of the products concerned; direct production costs for the motorcycle product class, made up of the cost of the workshops dedicated to each specific motorcycle line (including labor), are allocated 100% to the relevant motorcycle line to which such costs relate; indirect production costs, such as the warehousing of raw materials and finished motorcycles, logistics and general factory services are allocated 100% to the motorcycle product class (and, in turn, to each motorcycle line within the motorcycle product class based on the share of direct production costs allocated to that line); and development expenses that are not capitalized, making up approximately 30% of our development expenses, are allocated 100% to the motorcycle product class (and, in turn, to each motorcycle line within the motorcycle product class based on the share of direct production costs allocated to that line).

          Other income is from sponsorship income, licensing revenues, rental and the sale of scrap, sundry components and materials.

          Distribution costs primarily include personnel costs, advertising and promotion costs, expenses relating to our racing program, charges for accrued warranty expenses and charges for doubtful accounts.  Distribution costs also include expenses relating to marketing and distribution, including certain expenses associated with our wholly owned distribution subsidiaries.  Costs for services are recognized on an accrual basis at the time the service is received.  Costs relating to remuneration for motorcycle racing drivers and racing teams are recognized according to the length of their respective contracts.

          General and administrative expenses primarily include personnel costs, depreciation of property, plant and equipment, amortization of intangible assets, charges for legal, administration and tax consultancy, telephone, cleaning , insurance costs, audit fees and other minor charges.

          Other expenses is a residual category and includes all expenses not included in other line items.

          Provisions for restructuring charges are recorded when: (i) there is a legal or constructive obligation to third parties; (ii) it is likely that resources will have to be used to settle the obligation; (iii) the amount of the obligation concerned can be estimated reliably; (iv) a formal program identifies the principal characteristics of the restructuring plan; and (v) interested third parties have a valid expectation that the Group will carry out the restructuring work because implementation has already started or because the salient points have already been communicated to them.

          Interest income represents financial income, primarily arising from bank deposits.

          Interest expense represents the financial cost of borrowing as well as other financial charges, primarily charges and commissions on ordinary current accounts, export/import-related charges and commissions, bond repurchase premiums and financial charges on forward contracts.

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

          Income taxes comprise the current and deferred taxes that arise from our activities in the relevant period based on tax regimes applicable to us at the end of each accounting period.  DMH and its Italian subsidiaries are subject to two income taxes:  (i) corporate income tax (IRPEG until 2003 and IRES as of 2004) and (ii) local income tax (IRAP). The ordinary IRES tax rate for fiscal years 2004 and 2005 is 33%. The IRAP rate is equal to 4.25%.  See Note 31 to our audited consolidated financial statements included in Item 18 for further information.

          Intangible assets include capitalized development costs, comprised principally of the cost of personnel employed in development functions and the cost of materials and external consultants, where the expenditure is incurred for specific product development.  Research expenses and development costs that are not capitalized are expensed under cost of sales or, in the case of a portion of the costs related to the development of the “double twin” engine for the Desmosedici motorcycle developed to compete in the MotoGP Championship, general and administrative expenses.

          For a more detailed description of the line items in the consolidated statement of income prepared in conformity with IFRS that form part of our audited consolidated financial statements, see Note 31 to our audited consolidated financial statements included in Item 18.

Critical Accounting Policies and Estimates

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

          Accounting for Long-Lived Assets

          Property, plant and equipment are recorded at purchase cost, including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets is expensed as incurred. Improvement expenditure that increases the useful lives of the assets is capitalized and depreciated over the residual lives of the assets. All other costs are charged to the statement of income as incurred.

          Assets under construction are recorded at cost and classified as “Construction in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to depreciation.

          As required by IAS 17, fixed assets acquired under finance leasing contracts that, in substance, transfer all the risks and benefits of ownership to us, are recorded using finance lease accounting methodology. This involves capitalization of the original value of the asset and recognition of the outstanding principal due to the provider of finance, as well as the depreciation of the asset over its estimated economic and technical useful life. The principal element of lease installments is deducted from the outstanding liability to the lessor, while the interest element is charged to the statement of operations.

          Leased assets for which the lessor retains substantially all the risks and benefits of ownership are classified as operating leases. The costs of operating leases are charged to the statement of operations over the lives of the related lease contracts.

          At the time of the transition to IFRS on January 1, 2004, the exemption allowed by IFRS 1 (IFRS 1.16) was applied to the valuation of “Buildings” which, accordingly, were recorded at deemed cost, being their fair value on that date as determined by an independent appraisal.

          Goodwill is deemed to be an asset with an indefinite life and is not amortized, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets, to identify any losses of value at the level of the cash-generating unit to which such goodwill has been allocated by management. Any write-downs are not subject to reinstatement in the future.  On disposal of all or part of a previously-acquired business involving the recognition of purchased goodwill, the extent of the disposal gain or loss is determined having regard for the residual value of such goodwill.

          On the first-time adoption of IFRS, we elected not to apply IFRS 3 – Business combinations with retroactive effect for the businesses acquired before January 1, 2004; accordingly, the goodwill arising on acquisitions prior to the IFRS transition date is stated at the value previously determined under Italian accounting standards, subject to recognition of any losses in value identified.

          The brand name is deemed to be an intangible asset with an indefinite useful life and is not amortized, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets to identify any losses of value at the level of the cash-generating unit to which the brand name has been allocated by management.

          Other purchased or internally-produced intangible assets are recorded, in accordance with IAS 38 – Intangible assets, when it is likely that their use will generate future economic benefits and their cost can be determined on a reliable basis.  These assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives.

          Gains and losses arising on the disposal of intangible assets comprise the difference between their disposal and book values, and are reflected in the statement of income at the time of disposal.

          Intangible assets not yet ready are recorded at cost and classified as “Assets in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to amortization.

          Research costs are expensed to the statement of income as incurred.

          The costs of development projects for the production of motorcycles and engines are only capitalized if the conditions specified in IAS 38 – Intangible assets (IAS 38. 57), are met, namely:  demonstrable technical feasibility of the product; intention of the company to complete the development project; reliable determination of the costs incurred for the project; and recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

          Capitalized development costs comprise solely the costs incurred that are directly attributable to the development process and are amortized on a systematic basis, commencing from the start of production, over the expected life of the product, which is usually five years.

          Development projects in progress are recorded at cost and classified as “Intangible assets in progress” until the project has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to amortization.

          At least once each year, we consider the recoverability of our tangible and intangible assets (including capitalized development costs), in order to determine if there is any evidence that such assets may have suffered a loss in value. If there is any such evidence, the recoverable value of the assets concerned is estimated to determine the extent of the related loss in value. Intangible assets with an indefinite useful life and intangible assets not yet available for use are subjected to an impairment test each year, or more frequently if there is evidence of a possible loss of value (IAS 36.10a).

          When the recoverable value of an individual asset cannot be estimated, we estimate the recoverable value of the cash-generating unit to which the asset belongs.

          The recoverable value of an asset is the greater of its fair value net of selling costs or its value in use. The value in use of an asset is determined with reference to its detailed income stream (layer valuation), gross of taxation, applying an after-tax discounting rate that reflects current market assessments of the time value of money and the risks specific to the asset. A loss in value is recognized if recoverable value is lower than book value. If, subsequently, an impairment loss other than for goodwill is recovered, in whole or in part, the book value of the asset or cash-generating unit is increased to reflect the new estimated recoverable value, without exceeding the value that would have been reported had no losses in value been recorded previously. The recovery of an impairment loss is recognized immediately in the statement of income.

          Accounting for long-lived and intangible assets involves the use of estimates for determining the fair value at the acquisition date, and the useful lives of the assets over which the costs of acquiring these assets are charged to the income statement.  The allocation of development expenses to be capitalized involves assumptions as to the recoverability of such costs from revenues generated by the relevant projects.

          Commitments and contingencies

          We are involved in various claims and legal actions arising in the ordinary course of business.  Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.  We establish provisions for contingent liabilities in such matters when: (i) there is a legal or constructive obligation to third parties, (ii) it is likely that resources will have to be used to settle the obligation and (iii) the amount of the obligation concerned can be estimated reliably; and monitor such provisions on an ongoing basis.  It is possible that the final resolution of some of these matters may require us to make expenditures in excess of established reserves.

          Product warranty

          Product warranty obligations are estimated on the basis of a time-series analysis of labor and material costs incurred in connection with each individual model.  These estimates are established using historical information on the nature, frequency, and average cost of warranty claims, taking into account the registrations over the last 24 months and estimated costs for future recall campaigns.  We actively study trends of warranty claims and take action to improve vehicle quality and minimize warranty claims.  Actual costs against warranties, which cover both the cost of the parts under warranty and reimbursements to dealers of the margin previously paid to us on those parts and recorded within our revenues, totaled €13.4 million, or 4.2% of revenues, in 2005 and €14.4 million, or 4.0% of revenues, in 2004.  At December 31, 2005, we had a provision in our financial statements of € 5,8 million (€6.3 million in 2004) to cover future product warranty costs, which we estimate based our expected costs for the parts and related labor.  We believe that the warranty reserve is appropriate: however, actual claims incurred could differ from the original estimates.

          Taxation

          Income taxes include all the taxes charged on our taxable income. Income taxes are recorded in the statement of income, except for those relating to items credited or debited directly to shareholders’ equity, in which case the related tax effect is recognized directly as part of shareholders’ equity. Provisions for taxation that might arise on the transfer of undistributed retained earnings from subsidiary companies are only recorded if there is a real intention to transfer such earnings. Other taxes unrelated to earnings, such as property and capital taxes, are recorded as other operating expenses. Deferred tax assets/liabilities are recorded using the full liability method. These are calculated on all the timing differences between the fiscal value of assets and liabilities and the book value recorded in the consolidated financial statements, with the exception of non-deductible goodwill and the differences arising on investments in subsidiary companies that are not expected to reverse in the foreseeable future, and on carried-forward tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. In particular, given the history of recent losses, these estimates are primarily based on the scheduled reversal of taxable temporary differences and available tax planning opportunities.  The recoverability of deferred tax assets is reviewed at the end of each accounting period and any amounts whose recovery is no longer deemed probable are charged to the statement of income.

          Current, prepaid and deferred tax assets and liabilities are offset when the related income taxes are charged by the same tax authority and a legal right of offset exists. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply in the various tax areas in which we operate when the related timing differences become deductible or taxable or expire in accordance with current legislation.

          Significant management judgment is required in determining our provision for deferred tax assets and liabilities.  The analysis is based on the estimates of taxable income in the jurisdictions in which we operate, the period over which the deferred tax assets and liabilities will be recoverable and available tax planning opportunities.  If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be affected.

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

          The racing season in the MotoGP Championship and the World Superbike Championship runs from March to November.  We recognize all amounts due under our sponsorship contracts with respect to a given season as “other income” for the year ended December 31 in which such season falls under IFRS.  We believe that, in accordance with FASB Concept Statement No. 6, para. 79, these sponsorship activities do not constitute Ducati Corse’s ongoing major or central operations and that the amounts classified under “other income” under IFRS should be classified as “other operating income” under U.S. GAAP.

Trend Information

          Following negative results in 2005, our business continued to slow in the first quarter of 2006.  Since the end of 2005, no particularly significant trends have been seen in production or in costs or selling prices and no trends have been seen that are capable of positively or negatively conditioning our activities.  Compared to the same period of the previous year, our motorcycle registrations have remained stable during the first quarter of 2006, while sales have dropped, as expected, as a consequence of our policy aimed at reducing inventory at the Ducati retail stores and dealerships.  The 2006-2008 Business Plan described in “Item 4.  Information on the Company—Business Overview—Business Strategy— 2006-2008 Business Plan.” is mainly aimed at restoring our profitability and cash generating capacity by reducing overhead and promoting models in the high-end of our product range, which offer the highest margins.  Our 2006-2008 Business Plan, as well other strategic decisions we may make, may have a material effect on our future results.

Results of Operations

          The following table sets forth certain statement of income data expressed as a percentage of our revenues for the periods indicated:

	Year ended December 31,

	2004	2005

	(Under IFRS)

Revenues	100%	100%
Cost of sales	(76.2)%	(81.8)%
Gross profit	23.8%	18.2%
Other income	8.5%	10.7%
Distribution costs and general and administrative expenses	(29.5)%	(34.7)%
Other expenses	(0.3)%	(0.6)%
Provisions for restructuring reserve	—	(4.1)%
Operating profit (loss)	2.5%	(10.5)%

2005 Compared to 2004

          Revenues

          Revenues were €320.8 million in 2005, compared to €363.4 million in 2004, a decrease of €42.6 million, or 11.7%.  This decrease in revenues was attributable principally to a decrease in sales of motorcycles of approximately €37.3 million (-13.1%), which was primarily due to a deterioration in the mix of motorcycle models sold, with a higher proportion of sales of lower-price models, and a decrease in motorcycle unit sales.  The decrease was also attributable to a decrease in revenues from sales of accessories and apparel of €2.6 million (-8.1%), due to reduced motorcycle sales and to a decrease in other revenues of approximately €2.4 million due to a decrease in revenues from racing activities.

          In 2005, motorcycle sales accounted for 77.1% of revenues (78.3% in 2004).  Sales of spare parts accounted for 12.9% of revenues (11.4% in 2004) and sales of performance accessories, technical riding gear and enthusiast apparel accounted for 9.1% of revenues (8.7% in 2004).  Revenues from non-core activities represented 1.0% of revenues (1.5% in 2004).

          In 2005, we produced motorcycles in six different model lines, which vary in their technical and design features and intended customers:  Superbike, Super Sport, Sport Naked, Sport Touring, Multistrada and Sport Classic, introduced for sale in 2005. We produced 33,581 Ducati motorcycles in 2005, down 5.5% from 35,538 produced in 2004.  This decrease was due primarily to our strategic decision to align production with market demand in order to prevent excess inventory at Ducati dealers and retail stores.

          The 5.5% decline in unit sales of Ducati motorcycles, from 36,560 in 2004 to 34,536 in 2005, resulted principally from:  a 40.0% decrease in unit sales of our Superbike motorcycles, which was primarily attributable to the decrease in sales in the low end of the range of this product line, in particular the 749 model, and to the absence of the 998 Final Edition model, which was sold only in 2004; a 53.0% decrease in unit sales of our Sport Touring motorcycles mainly resulting from reduced sales of the ST3, for which there had been significantly high demand in 2004 from both dealerships and retail customers in connection with its launch; a 8.0% decrease in unit sales of our Sport Naked motorcycles, mainly due to the drop in sales of the M620 and S4R models, which was partly set off by the success of the new S2R model, which recorded sales of more than 9,700 units in 2005; a 28.0% decrease in unit sales of Super Sport motorcycles, mainly due to the mature stage in the product lifecycle of this product line.

          These decreases were partially offset by: a 58.0% increase in unit sales of our Multistrada motorcycles due primarily to the introduction of the new MTS 620 model; and sales of 3,274 motorcycles belonging to our new Sport Classic line, which sales amounted to 9% of our total sales.

          Unit sales showed varying trends in our principal geographic markets.  Sales increased in the United States (+33.4%), Japan (+9.7%) and France (+9.3%) and remained substantially unchanged in Germany (+0.3%).  In Italy, our principal market, sales decreased (-27.4%).  Sales also decreased in the United Kingdom (-6.9%), the Benelux countries (-16.3%), and the countries served by importers (-4.5%).  These decreases reflect a general decline in demand in the respective local markets, which are related to macroeconomic factors as well as factors specific to the motorcycle sector.

          Ducati motorcycle registrations were 34,631 in 2005 compared to 35,887 in 2004, a decrease of approximately 3.5%.  In particular, registrations declined 15.0% in Italy (our principal market), 15.0% in Germany, 5.5% in Japan, 17.0% in the Benelux countries, and 16.0% in the United Kingdom, while they increased by 43.0% in Spain and 26.0% in the United States.  Our market share throughout the world decreased from 4.7% of our target market in 2004 to 4.4% in 2005.

          Cost of sales

          Cost of sales decreased from €276.7 million in 2004 to €262.4 million in 2005, a decrease of €14.3 million, or 5.2%, as a result of the decrease in total motorcycle units produced, decreased sales of accessories and apparel and other revenues, an increase in the capitalization of development costs (and a resulting decrease in uncapitalized development expenses included in cost of sales) and the extraordinary write-down of inventory, as contemplated in the 2006-2008 Business Plan.  As a percentage of revenues, cost of sales increased to 81.8% in 2005, compared to 76.2% in 2004, as a result of a worsening in the mix of motorcycle models sold, and a lower proportion of sales of other Ducati products that generate higher margins than motorcycle sales.  The increase also reflects the greater impact of our fixed costs on lower sales volumes.

          Gross profit

          Gross profit was €58.5 million in 2005 compared to €86.7 million in 2004, a decrease of €28.2 million, or 32.5%, as a result of the trends in revenues and cost of sales described above.  As percentage of revenues, gross profit was 18.2% in 2005 compared to 23.8% in 2004.

          Other income

          Other income was €34.2 million in 2005 compared to €30.8 million in 2004, an increase of €3.4 million, or 11.0%. This increase was primarily attributable to increased income from sponsorship agreements, which increased from €22.5 million in 2004 to €25.2 million in 2005, as well as to Government contributions not received in 2004.

          Distribution costs

          Distribution costs were €89.4 million in 2005, compared to €87.5 million in 2004, an increase of €1.9 million, or 2.2%.  This increase was principally a result of higher personnel costs, which increased from €15.1 million in 2004 to €17.1 million in 2005, higher racing costs, including compensation to racing pilots and team management expenses, which increased from €11.6 million in 2004 to €13.5 million in 2005, and higher product delivery costs, which increased from €4.9 million in 2004 to €6.5 million euro in 2005.

          General and administrative expenses

          General and administrative expenses were €21.9 million in 2005, compared to €19.6 million  in 2004, an increase of €2.3 million, or 11.7%.  This increase was principally attributable to increased “other general and administrative expenses” (from €9.0 million in 2004 to €10.9 million in 2005) resulting from increased legal expenses relating to the implementation of relevant market regulations, and greater accruals and amortizations.

          Other expenses

          Other expenses were €2.0 million in 2005 compared to €1.2 million in 2004, an increase of €0.8 million, or 66.6%.

          Restructuring reserve

          Our board of directors approved a €13.0 million provision for restructuring charges on December 16, 2005 (no reserves had been set aside in 2004), which is intended to allow for a reduction in dealer and retail store inventories as well as our corporate restructuring.

          Operating profit(loss)

          We had an operating loss of €33.6 million in 2005 compared to an operating profit of €9.2 million in 2004, a decrease of €42.8 million, principally for the reasons stated above.

          Interest income

          Interest income was €3.2 million in 2005 compared to €2.3 million in 2004, an increase of €0.9 million euro, or 39.1%, principally due to the higher interest rates we received in 2005.

          Interest expense

          Interest expense was €9.4 million in 2005 compared to €10.8 million in 2004, a decrease of €1.4 million, or 13.0%, principally as a result of our repayment of the 6.50% notes at maturity in May 2005 and our securing amendments to the Syndicated Loan Facility.

          Foreign exchange gains and losses, net

          We had a net foreign exchange loss of €1.2 million in 2005 compared to a net gain of €4.7 million in 2004, principally reflecting the trend of the exchange rate market and the adoption of new accounting principles in accordance with the IFRS starting on January 1, 2005.  See Note I.C. to our consolidated financial statements for a description of accounting principles relating to our currency swap agreements.

          Income taxes

          Our income tax charge was €0.5 million in 2005 compared to €8.8 million in 2004, a decrease of €8.3 million, or 94.3%.  This decrease was primarily attributable to a decrease, from €3.1 million in 2004 to €1.9 million in 2005, in current taxes and the posting of net deferred tax assets of €1.4 million (compared to net tax liabilities of €5.7 million in 2004).  The decrease in current taxes was due to the reduction in our tax base for 2005 compared to 2004, which occurred even though DMH and Ducati Corse had benefited from a reduced tax base in 2004 resulting from the implementation of the so-called Tecno Tremonti Law.  The net deferred tax assets in 2005 were partially related to the establishment of our restructuring reserve.

          Net profit (loss) attributable to the Group

          We had a net loss attributable to the Group of €41.5 million in 2005, compared to a net loss of €3.5 million in 2004, an increase of €38.0 million, principally due to the reasons stated above.

U.S. GAAP Reconciliation

          The principal differences between IFRS and U.S. GAAP as they affect our audited consolidated financial statements for the years ended December 31, 2004 and 2005 were the accounting treatment of:  (i) the acquisition of the Ducati motorcycle business, (ii) deemed cost revaluation on buildings written off under US GAAP, (iii) development costs capitalized and reflected as part of investing activities under IFRS and expensed as incurred and reflected as part of operating activities under US GAAP (iv) derivative financial instruments and own shares accounting for the year ended December 31, 2004 as IAS 32 and 39 were adopted at January 1, 2005, (v) deferred taxes, (vi) stock-based compensation, and (vii) earnings per share.

          Notes 38, 39 and 40 to the audited consolidated financial statements contain a detailed description of the differences between IFRS and U.S. GAAP, as well as a reconciliation of net profit and shareholders’ equity between IFRS and U.S. GAAP.

          Under IFRS, net loss was approximately €3.5 million in 2004 and €41.5 million in 2005.  Under U.S. GAAP, net loss approximated €2.1 million in 2004 and €74.8 in 2005.  Under IFRS, shareholders’ equity was approximately €157.8 million at December 31, 2004 and €118.7 million at December 31, 2005.  Under U.S. GAAP, shareholders’ equity approximated €74.4 million at December 31, 2004 and €4.0 million at December 31, 2005.

          For a description of new accounting pronouncements under U.S. GAAP, see Note 38 to our consolidated financial statements.

International Financial Reporting Standards

          Like all EU companies with shares listed on a regulated market in the EU, we are required to prepare our consolidated financial statements for each fiscal year starting on or after January 1, 2005, in accordance with IFRS.  We prepared our consolidated financial statements for the first time in accordance with IFRS for the year ended December 31, 2005.  In accordance with IFRS 1 (First Time Adoption of International Financial Reporting Standards), January 1, 2004, is the date of transition to IFRS, and we are required to restate our 2004 results in accordance with IFRS for comparative purposes.

          The preparation of the consolidated financial statements for the year ended December 31, 2005 in accordance with IFRS involved a change in our accounting policies.  As required by IFRS 1, the accounting policies adopted for the preparation of the consolidated financial statements as at December 31, 2005, have been consistently applied to the restatement of the consolidated financial statements as at December 31, 2004, presented for comparative purposes, and the balance sheet as at January 1, 2004, except for the application of IAS 32 and 39, relating, inter alia, to the recognition of financial instruments (hedging of exchange rate and interest rate risks, own shares and transaction costs), the effects of which, calculated retrospectively, have been applied starting from January 1, 2005, in accordance with IFRS 1.

          For a description of new accounting pronouncements under IFRS, see Note 1(c.xv) to our consolidated financial statements.

Liquidity and Capital Resources

          At December 31, 2005, the financial resources available to us from working capital and our financial arrangements were not sufficient to meet our working capital needs and fund our capital expenditure requirements. In response to our negative results for the year ended December 31, 2005, our board of directors approved a business plan for 2006-2008 in April 2006.  The board of directors also approved an €80 million capital increase to provide us the financial resources needed to implement our business plan, which was completed in June 2006.

          Based on our results for the year ended December 31, 2005, we were not in compliance with certain financial covenants contained in the Syndicated Loan Facility, which provides us with an aggregate of €100 million in available lines of credit.  We obtained a waiver of our non-compliance from the lending banks and also obtained the agreement of the lending banks to amend the financial covenants contained in the Syndicated Loan Facility to reflect the financial targets contained in our 2006-2008 business plan.  During the first half of 2006, we also entered into the New Loan, the Banca Intesa Loan and the BPVN Loan, which provided us with an aggregate of €55.0 million in available lines of credit.  At June 23, 2006, we had €220 million of available funds under the Syndicated Loan Facility, the New Loan, the Banca Intesa Loan and the BPVN Loan.

          We believe that the financial resources available to us following our capital increase and from our current financial arrangements and working capital will be sufficient to meet our working capital needs and capital expenditure requirements during the implementation of our 2006-2008 business plan.  Any reduction in our financial resources from our operations or an inability to comply with the financial covenants contained in our loan agreements could impair our ability to fund our future liquidity needs and implement the 2006-2008 Business Plan.

          We had cash and cash equivalents at December 31, 2005, of €53.0 million, compared to €49.3 million at year-end 2004.  The increase of approximately €3.7 million reflected the following changes in our cash flows during the year:

          Cash provided by operating activities. Our principal ongoing source of liquidity is cash provided by operating activities.  Cash provided by operating activities increased by approximately €18.6 million from approximately €23.4 million in 2004 to approximately €42.0 million for the year ended December 31, 2005.  This increase primarily reflected:

•	a €41.3 million decrease in net working capital (defined as accounts receivable plus inventories less accounts payable) from €(6.3) million in 2004 to € 35.0 million in 2005;

•	the recording of a €13.0 million provision for restructuring made in 2005 that has not yet affected our cash position;

•	the recording of a write-down of intangible assets of approximately €9.3 million in 2005;

•	a €4.2 million increase in other current liabilities; and

•	a €2.8 million change in foreign exchange translation adjustment.

          These increases in cash were partly offset by:

•	a negative change of €38.0 million in our net result for the year, to a net loss of €41.5 million in 2005, compared to a net loss of €3.5 million in 2004;

•	a negative change of €6.6 million in deferred tax assets;

•	a €3.2 million decrease in depreciation and amortization;

•	a €2.5 million decrease in other payables to tax authorities;

•	a €1.0 million decrease in other current assets; and

•	a €0.7 million decrease in deferred tax liabilities.

          Our working capital is broken down as follows (in millions):

	2004	2005

Accounts receivable	€118.6	€102.2
Inventories	92.3	81.4
Accounts payable	(77.5)	(85.2)

Total	€133.4	€98.4

          Our accounts receivable at December 31, 2005, were €102.2 million, a decrease of 13.8% compared to December 31, 2004, primarily due to the decline in our sales during the year.

          Our inventories at December 31, 2005, were €81.4 million, a decline of nearly 11.8% compared to December 31, 2004, as a result of our stock reduction policy as well as the write-down of inventory for an amount equal to €5 million pursuant to the 2006-2008 Business Plan.

          Our accounts payable at December 31, 2005, were €85.2 million, an increase of nearly 9.9% compared to December 31, 2004, primarily reflecting the extensions in the payment terms obtained from the suppliers.

          Cash used in investing activities.  We used approximately €31.0 million for investing activities in 2005 (compared to €25.4 million in 2004), including €10.6 million for investments in property, plant and equipment (compared to €10.4 million in 2004) and €20.5 million for investments in intangible assets (compared to €15.1 million in 2004).  The increase in cash used for investments in intangible assets was mainly due to the capitalization of development costs relating to the competition motorcycles designed for the MotoGP World Championship and specifically those costs incurred in connection with technical solutions that will directly impact the development of the road version of the competition motorcycle, which is already part of our production plans and which was presented to the public during World Ducati Week in May 2004.

          Cash provided by (used in) financing activities.  We used €7.3 million cash in financing activities in 2005, compared to €17.3 million provided by financing activities in 2004.  The increased use of cash was primarily due to cost of the refinancing of the bond issue at maturity on May 31, 2005, in connection with which Ducati Motor Holding S.p.A. entered into the Syndicated Loan on May 9, 2005, and was only partially offset by €2.6 million cash generated from increases in share capital and reserves in connection with our stock option plans and as a result of our sale in March 2006 of 1,844,669 DMH shares owned by us.  See “Item 10.  Additional Information—Share Option Plans” and “—Buy Back Plan.”

          At December 31, 2005, we had available lines of credit of €100 million under the Syndicated Loan Facility, of which approximately €2.0 million had not been drawn down.    At December 31, 2005, our total long-term debt was €125.8 million, which included €62.1 million of long-term debt outstanding under the Syndicated Loan Facility; €45.0 million relating to securities issued by DDF1 in connection with our securitization program; €9.1 outstanding under our sale-and-lease-back transaction; and an aggregate of €9.6 million in subsidized loans from the Italian Ministry for Productive Activities.  For a more detailed description of each of these transactions, see “—Other Financial Transactions” below.

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

          As of December 31, 2005, €62.1 million and €35.9 million were outstanding under the 5-year credit line and the revolving credit line, respectively.  We have used funds from the Syndicated Loan Facility primarily to repay the outstanding €54.2 million aggregate principal amount of our notes maturing on May 31, 2005, and loans taken out to fund prior repurchases of some of our 6.50% notes (see “—Notes Due May 31, 2005,” below), as well as to fund additional working capital requirements.  Ducati Corse borrowed the €16.0 million available to it in order to help fund its purchase from DMH of the “Ducati Corse” trademark.  See “Item 4.  Information on the Company—Products and Distribution—Intellectual Property” for a discussion of this transaction.

          The obligations of DMH and the obligations of Ducati Corse under the Syndicated Loan Facility are guaranteed by DMH.  In connection with the Syndicated Loan Facility, DMH has granted the lending banks security interests in all present and future shares of Ducati Corse and Ducati North America owned by it and the “Ducati” trademark, as well as a floating lien on its equipment and inventory; Ducati Corse has secured the amounts borrowed by it with a pledge on the “Ducati Corse” trademark.  The Syndicated Loan Facility includes certain restrictions on our ability to pay dividends, make certain sales of assets, issue guarantees or make loans to third parties.  Events of default under the syndicated loan, which entitle the syndicate of banks to declare any amounts outstanding to be due and payable, include, but are not limited to, failure to pay interest or principal when due, failure to comply with certain financial covenants and other obligations under the Syndicated Loan Agreement, failure to pay other indebtedness when due, the occurrence of a change of control and the occurrence of certain bankruptcy or other insolvency events.

          Based on our preliminary results in 2005, we did not expect to be in compliance with the financial covenants regarding the Net Debt to EBITDA ratio and the EBITDA to Net Interest Expense.  In December 2005 the syndicate of lending banks agreed not to accelerate repayment under the Syndicated Loan Facility and to negotiate a waiver of our non-compliance.  We also requested amendments to the financial covenants to align them with the 2006-2008 Business Plan and to take into account that we will prepare our consolidated financial statements in accordance with IFRS starting with the financial statements for the year ended December 31, 2005.

          The waiver and amendments were agreed to by the lending banks and became effective upon the purchase by WM, WM II and WM III of 30% less one share of our share capital and their commitment to exercise the subscription rights granted to it in connection with our €80,000 capital increase in the second quarter of 2006, and our entering into of an underwriting agreement with UBM, pursuant to which UBM agreed to purchase, or arrange for the purchase of, any subscription rights outstanding at the end of our offering of subscription rights to our shareholders and on the Italian Stock Exchange.  See “Item 4.  Information on the Company—History and Development of the Company” for a description of the purchase of our shares by WM, WM II and WM III and our capital increase and related offering of subscription rights.

          The amended financial covenants in the Syndicated Loan Facility require us to maintain for each quarter, with reference to the four previous quarters:

(i)  a Net Debt to EBITDA ratio of not greater than 3.5 until December 31, 2006, 3.0 from January 1, 2007, until December 31, 2007, 2.5 from January 1, 2008, until December 31, 2008, and 2.0 thereafter;

(ii)  an EBITDA to Net Interest Expense ratio of not less than 5.0 until December 31, 2006, and 7.5 thereafter; and

(iii)  maximum capital expenditures of €40 million in 2006 and 2007 and €36 million in 2008, 2009 and 2010.

          The terms used in these ratios, including Net Debt, EBITDA and Net Interest Expense, are subject to specific definitions set forth in the Syndicated Loan Agreement.  For more detail, see the Summary in the English language of the Syndicated Loan Facility, as amended, incorporated by reference to Exhibit 4.1 of this document.

          For further detail of the changes to the financial covenants see Note 16 to our consolidated financial statements.

The New Loan

          On February 23, 2006, DMH entered into the €35 million New Loan with UniCredit Banca d’Impresa S.p.A.

          Under the New Loan, €15 million of funds are available to DMH for working capital and €20 million of funds are available to DMH for advance payment of commercial paper, with up to €10 million available for advance payment on orders and contracts.  The €15 million of funds for working capital is available under a renewable one-year revolving credit line that will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 175 basis points.  The €20 million of funds available for advance payment of commercial paper is available under a renewable one-year revolving credit line that will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 75 basis points, while the €10 million available for orders and contracts will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 150 basis points.

          In addition to standard termination and default clauses, the New Loan includes certain restrictions on our ability to pay dividends, make certain sales of assets, issue guarantees or make loans to third parties and includes a “cross default” clause that is triggered by a default in any other loan to which we are a party (including the Syndicated Loan Facility, the Banca Intesa Loan and the BPVN Loan).  The New Loan also requires that we comply with the same financial covenants contained in the Syndicated Loan Facility.  See “—Syndicated Loan Facility” and Note 16 to our consolidated financial statements for more detail about the financial covenants contained in the Syndicated Loan Facility.

The Banca Intesa Loan

          On March 27, 2006, DMH entered into the €10 million Banca Intesa Loan.

          Under the Banca Intesa Loan, €3.5 million of funds are available to DMH for working capital and €6.5 million of funds are available to DMH for advance payment of commercial paper, with up to €3.5 million available for advance payment on orders and contracts.  The €3.5 million of funds for working capital is available under a renewable one-year revolving credit line that will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 175 basis points.  The €6.5 million of funds available for advance payment of commercial paper is available under a renewable one-year revolving credit line that will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 75 basis points, while the €3.5 million available for orders and contracts will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 150 basis points.

          In addition to standard termination and default clauses, the Banca Intesa Loan includes certain restrictions on our ability to pay dividends, make certain sales of assets, issue guarantees or make loans to third parties and includes a “cross default” clause that is triggered by a default in any other loan to which we are a party (including the Syndicated Loan Facility, the New Loan and the BPVN Loan).  The Banca Intesa also requires that we comply with the same financial covenants contained in the Syndicated Loan Facility.  See “—Syndicated Loan Facility” and Note 16 to our consolidated financial statements for more detail about the financial covenants contained in the Syndicated Loan Facility.

The BPVN Loan

          On April 13, 2006, DMH entered into the €10 million BPVN Loan.

          Under the BPVN Loan, €5 million of funds are available to DMH for working capital and €5 million of funds are available to DMH for advance payment of commercial paper, with up to €2 million available for advance payment on orders and contracts.  The €5 million of funds for working capital is available under a renewable one-year revolving credit line that will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 175 basis points.  The €5 million of funds available for advance payment of commercial paper is available under a renewable one-year revolving credit line that will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 75 basis points, while the €2 million available for orders and contracts will bear interest at one-month, three-month or six-month Euribor, as determined by us, plus a current spread of 150 basis points.

          In addition to standard termination and default clauses, the BPVN Loan includes certain restrictions on our ability to pay dividends, make certain sales of assets, issue guarantees or make loans to third parties and includes a “cross default” clause that is triggered by a default in any other loan to which we are a party (including the Syndicated Loan Facility, the New Loan and the Banca Intesa Loan).  The BPVN also requires that we comply with the same financial covenants contained in the Syndicated Loan Facility.  See “—Syndicated Loan Facility” and Note 16 to our consolidated financial statements for more detail about the financial covenants contained in the Syndicated Loan Facility.

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

Short-term lines of credit

          We also have the possibility of using short-term credit lines.  As of December 31, 2005, €67.5 million was available under these short-term lines of credit and €24.5 million was outstanding under these short-term lines of credit.

Securitization

          In 2005, we assigned to Ducati Desmo Finance 1 S.r.l. (“DDF1”) — a special purpose entity owned by two Italian companies in which we have no voting interest or ability to control management or board decisions — approximately €110 million of our trade receivables, as compared with approximately €127 million in 2004.  Of the receivables assigned in 2005, we have collected €102.7 million from DDF1 (and €117.3 million for 2004).  Of the remaining €7.4 million for 2005, €1.4 million is related to interest and expenses and €6.0 million is a so-called “deferred purchase price” payable by DDF1 to us to the extent that DDF1 has available funds based on the performance of the assigned receivables.  The securitization essentially exposes us to the risk of not collecting this deferred amount which is subordinated to the collection by DDF1 of the assigned receivables.  In addition, we are obligated to compensate DDF1 for any amounts (which typically are approximately €1 to 2 million per year) for rebates claimed by dealer debtors on receivables assigned and are committed to covering the operating costs of DDF1.  We continue to assign receivables to DDF1 on an ongoing basis.

          The receivables we assigned to DDF1 are part of our non-recourse roll-over securitization program, and we intend to assign additional receivables in similar transactions in 2006 and in subsequent years.  Our securitization program reflects a change in our credit management practices in Italy and Europe to benefit from savings relative to the cost of non-recourse factoring and interest income on planned financing activities previously carried out by third party factoring companies.  A number of foreign subsidiaries have also been gradually involved in the securitization program.  Currently, Ducati France, Ducati UK and Ducati Motor Deutschland sell receivables without recourse to DMH, which subsequently sells them to DDF1.  Ducati North America Inc.  and Ducati North Europe B.V. continue to enter into non-recourse factoring agreements.

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

          As part of the securitization program, San Paolo IMI guaranteed on behalf of DMH in favor of DDF1, for a maximum of €5.8 million, any amounts that might be deducted by debtors, on the settlement of amounts already securitized, in recognition of rebates granted by the company on the achievement of their sales targets.

          In accordance with SIC-12—Consolidation—Special-purpose entities (SPE), DDF1 has been consolidated at December 31, 2005 and 2004, because the purchase by the seller of the asset-backed junior notes results, in substance, in the acquisition of control over DDF1, even though we have not equity interest in, or any legal right of control over, DDF1.

Loans from the Italian Ministry for Productive Activities

          We entered into several long-term loans with interest-relief with the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.) for a total amount of €9.6 million.  These loans have a 5-year duration starting from the date on which technical and financial reports submitted in connection with the authorized duration of each project are approved.  These loans are in a “pre-amortization” phase from the date of the drawdown until the date on which the technical and financial reports are approved, so they generate interest payable by us, but not the obligation to repay the principal.

Derivative Financial Instruments for Hedging Purposes

          Our primary market risk exposure is foreign currency risk.  To manage this risk, we enter into derivative financial instruments (i.e., forward exchange contracts).  At December 31, 2005, we had €39.7 million in forward exchange contracts, compared to €23.9 million at December 31, 2004; this reduction reflects the fact that our board of directors decided upon a new hedging policy in December 2004.  Our currency exchange rate hedging policy in 2004 consisted of 18-month rolling coverage; our new currency exchange rate hedging policy consists of six-month rolling coverage that is consistent with the amount of our orders and receivables in currencies that we normally have in place.  We are also exposed to interest rate risk associated with short and long-term bank financings on which we pay a variable interest rate.  To manage this risk, we enter into interest rate swap agreements.  Our current interest rate hedging policy consists in covering exclusively long-term contracts, having duration greater than 18 months.

          For more information on our derivative financial instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Contractual Obligations

          We have various contractual obligations arising from our continuing operations.  The following represents our contractual obligations as of December 31, 2005, in thousands of euro:

Contractual Obligations:

	Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in thousands of euro)
Long-Term Debt (1)	116,703	—	76,818	31,818	8,067
Capital Lease Obligations (production facility) (2)	12,401	3,280	9,121	—	—
Operating Leases	—	—	—	—	—
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	129,104	3,280	85,939	31,818	8,067

(1) Long-term debt includes the €62.1 million outstanding under the long-term line of credit under the Syndicated Loan Facility; loans with interest-relief totaling €9.6 million from the Italian Ministry for Productive Activities for projects linked to the Technological Innovation Fund (F.I.T.); and €45 million relating to securities issued by Ducati Desmo Finance 1 S.r.l.

(2) This amount excludes aggregate interest as at December 31, 2005, of €0.8 million. See Note 40 to our audited financial statements for additional information.

Research and Development

Intangible assets include capitalized development costs, comprised principally of the cost of personnel employed in development functions and the cost of materials and external consultants, where the expenditure is incurred for specific product development.  Otherwise, research and development costs are expensed under cost of sales or, in the case of part of the costs related to the development of a four-stroke “double twin” cylinder engine to compete in the MotoGP Championship, under distribution costs, together with all other costs related to racing activities.  Our capitalized development costs were €19.9 million in 2005 and €14.1 million in 2004.  Our expensed research and development costs were €6.6 million and €5.2 million for the same years.  These expensed costs included research expenses for specific projects on our racing program, which amounted to €2 million for 2005 and €1.0 million for 2004.  Amortization charges relating to our capitalized development costs were €7.9 million and €10.5 million in 2005 and 2004, respectively.  These amortization charges relate only to development costs capitalized since our September 1996 acquisition of the Ducati business, and may increase in future periods as a result of new capitalizations.  In relation to our research and development activity, we have benefited from financial assistance from the Italian Government, amounting to €0.1 million in 2004 and €2.5 million in 2005.  Such assistance is expected to continue in 2006.  See “Item 4.  Information on the Company—Products and Distribution—Product Research and Development.”

Item 6.  Directors, Senior Management and Employees

Directors

          The following table sets forth the names of the members of the current board of directors, their positions, year of initial appointment and date of birth.  All members of the board were appointed at the shareholders’ meeting held on April 10, 2006, and will serve until the shareholders’ meeting that approves our financial statements for the year ending December 31, 2006 is convened.

Name	Position	Year First Appointed to board of directors	Date of birth

Federico Minoli	Chairman and Managing Director	1996	1949
Carlo Campanili Bonomi	Vice Chairman	2006	1940
Mauro Benetton	Director	1998	1962
Massimo Bergami	Director	2005	1964
Roberto Consonni	Director	2006	1948
Marco Giovannini	Director	2006	1955
Roberto Maestroni	Director	2006	1975
Giampiero Paoli	Director	2006	1944
Antonio Perricone	Director	2006	1954
Dante Razzano	Director	1996	1948
Matteo Tamburini	Director	2006	1957
Ulrich Weiss	Director	1998	1936

          We have briefly summarized below the principal business activities, experience and other principal directorships, if any, of our current directors.

          Mauro Benetton was the Marketing Manager of Benetton Group S.p.A. from 1992 to 2003. Born in 1962, the eldest son of Luciano Benetton, he began working for the Benetton Group as a student, first in London and then in Paris.  In 1985, Mr. Benetton moved to Ponzano Veneto, Italy, to begin working at Benetton’s headquarters, where he was in charge of marketing for one of the Benetton’s main lines, Sisley.  Mr. Benetton planned and oversaw this brand’s successful re-launch.

          Massimo Bergami has been a Full Professor of Management and Human Resource Management at the University of Bologna – School of Business since 2003, and Dean and Deputy Chief Executive Officer of Alma Graduate School of Information Technology, Management and Communication since 2000. He currently serves on the board of directors of Ferretti S.p.A. From 1999 to 2001, Mr. Bergami was advisor of the Italian Ministry of Industry and Foreign Commerce, and from 1996 to 1999 he was advisor of the Italian Ministry of Defense. Mr. Bergami graduated from the University of Bologna – School of Economics in 1990. He holds a Ph.D. in Management and has been Visiting Researcher and Visiting Professor at the New York University, University of Michigan, University of Florida and Bocconi University of Milan.

          Carlo Campanini Bonomi is Chairman of Investindustrial Ltd., Deputy Chairman of Investindustrial Partners Spain S.A. and a member of the board of directors of Recoletos S.A. He has been General Manager and Managing Director of International Chemical Cosmetics Co. S.p.A., a lecturer in Industrial Techniques at the Faculty of Business and Economics at the University of Pavia, Managing Director and subsequently Deputy Chairman and Chairman of Saffa S.p.A., Managing Director and subsequently Chairman of Mira Lanza S.p.A., Chairman of Invest, Chairman of Beni Immobili Italia, Chairman of Bi-Invest, Deputy Chairman of La Fondiaria S.p.A., director of Ebro Agricolas S.A. and Chairman of Sartiò S.A. Mr. Bonomi graduated in Economics and Business from the Bocconi University in Milan.

          Roberto Consonni is on the board of directors of Radici Film S.p.A and Ampere S.p.A. In the past, he was a director of Carapelli Firenze S.p.A. and of the associations Centromarca, UPA and Ecr-Indicod. He was previously General Manager of Lavazza S.p.A., a Division Manager at Chiari & Forti, Managing Director of Lever Italia and Europe General Manager of the Domestic Detergents division of Unilever HomeCare Europe, Marketing Director of Van den Berg Food Italy and Sales and Marketing Manager within the Personal Care Division of Unilever Italia. Mr. Consonni graduated in Economics and Business from the Bocconi University of Milan.

          Marco Giovannini is Chairman, Managing Director and majority shareholder of Guala Closures S.p.A., a company listed on the STAR segment of the Italian Stock Exchange. He is also a member of the board of directors of Pelliconi S.p.A., Unione Industriale di Alessandria and Consorzio Proplast, where he supports the R&D department of the Politecnico di Alessandria. In the past, Mr. Giovannini was Senior Vice-President of Carnaud Metalbox, now Crown Holdings, and a member of the board of directors of Carapelli S.p.A. and Pelliconi International Machinery. Mr. Giovannini graduated with a degree in Nuclear and Mechanical Engineering from Rome University.

          Roberto Maestroni   is a member of the board of directors of Gardaland S.p.A. He is Vice-President of Investindustrial S.p.A., a private equity company mainly active in southern Europe. He was formerly a consultant for the Australian market at Cavanna Olii, involved in international trade of olive oil. Mr. Maestroni holds a degree in Economics and Business from Bocconi University of Milan.

          Federico Minoli has been a director of DMH since September 1996 and Chairman since July 1998.  Mr. Minoli has been our Managing Director since March 2003, a position that he had previously held from April 1997 to July 2000.  He holds several other board level positions within the Ducati Group, including the position of Chairman of Ducati North America.  Mr. Minoli is a founding partner of HMD Partners (founded in 2003) and serves on the board of directors of Bally Shoefactories Ltd. and Mantero Finanziaria S.p.A. He is also a member of the supervisory board of Escada AG and SinnLeffers AG and is trustee of the Riders for Health Association.  Prior to joining DMH, Mr. Minoli was a partner and vice president of Bain & Co., the international management consulting firm.  From 1987 to 1989, Mr. Minoli held a number of senior positions at Benetton S.p.A., the international clothing retailer, including general manager of Benetton for Canada, the United States and Central America.  Prior to 1987, Mr. Minoli was a consultant with McKinsey & Co. and served with Playtex International and Procter & Gamble S.p.A.  He has also been a member of the board of directors of Bally International AG, Mantero Seta S.p.A., Almaweb and Gori & Zucchi Inc., the holding company of Uno A Erre Italia S.p.A., of which he was Chairman from November 2000 to March 2004.  He was also temporary Chief Executive Officer of Bally International AG from May 2001 to April 2002.  See also “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions”.

          Giampiero Paoli is an attorney and has been a member of the Bar in Italy since January 22, 1970. He holds management positions in the company Pin Up Stars. He was a Professor of Commercial Law at the Law Faculty of the University of Macerata from 1976 until 1990. He has been Chairman and Managing Director of various companies, which recently included being a member of the board of directors of G.D. S.p.A. from June 2000 until March 2002 and of Rimini Fiera S.p.A. from September 2004 until February 2006. He has written essays on bankruptcy and banking law.

          Antonio Perricone is Chairman of BS Investimenti SGR S.p.A. and BS Private Equity S.p.A. He is also a director of Electronics Futura S.p.A., Klopman International S.r.l., Segesta S.p.A., Quidnovi S.p.A. and World Motors S.A. In the past, Mr. Perricone was director of Carapelli Firenze S.p.A., Logic Control S.A., Guala Closures S.p.A., Salmoiraghi e Viganò S.p.A., as well as Managing Director of CCF Charterhouse, manager of Olivetti and Vice-President of American Express Bank. Mr. Perricone  graduated in Economics and Business from the University of Palermo and received a Masters Degree from the Business Management School at the Bocconi University of Milan.

          Dante Razzano is a principal and senior partner of InvestIndustrial S.p.A. He has been director of Ducati since September 1996 and holds management positions in Permasteelisa S.p.A. and Sistemi Tecnologici S.p.A. as well. Mr. Razzano was head of the Italian private equity division of Deutsche Morgan Grenfell from 1992 to 2003.  He was also managing director of Citibank NA and Chief Executive Officer of Citicorp’s Italian merchant bank from 1988 to 1992 (Citinvest S.p.A.), as well as responsible for southern European M&A for Citicorp, based in New York, in 1987.  From 1970 to 1986, he was Vice Chairman and manager of the Manufacturers Hanover Trust Co., New York.  Mr. Razzano also served on the board of directors of Sistemi Tecnologici Holding S.p.A. and Gardaland S.p.A.

          Matteo Tamburini is a chartered public accountant and auditor. He has been a partner of Studio Gnudi since 1998, and had previously been associated with Studio Gnudi since 1983. From 1981 until 1983 he worked for Grandi Lavori S.p.A. as an assistant to the Finance and Audit Director. He is a director of the Ordine dei Dottori Commercialisti (Association of Chartered Accountants) in Bologna. He holds management positions in Adaltis Inc., Adaltis Italia S.p.A., Alerion Industries S.p.A., Beghelli S.p.A., Ds-Data Systems S.p.A., Gnudi-Guatri Consulenti Associati S.r.l., IBS-Istituto Bancario Sanmarinese S.p.A., Marcolin S.p.A., Martelli Lavorazioni Tessili S.p.A., N.C.H. Network Computer House S.p.A., Promotor International S.p.A., Risanamento S.p.A., TAS Tecnologia Avanzata dei Sistemi S.p.A. He held supervisory positions with Ballantyne Cashmere S.r.l., CERMET S.c.a.r.l., Ciba Speciality Chemicals S.p.A., Ducati Corse S.r.l., Ferrari S.p.A., Gemmo S.p.A., Gruppo Concorde S.p.A., Imprenditori Associati S.p.A., Investitori & Partner Immobiliari S.p.A. – INPARTNER S.p.A., Kartogroup S.p.A., Mirage Granito Ceramico S.p.A. (Concorde Group), Olympic R.E. S.p.A., Serenissima SGR S.p.A. and Wrap S.p.A. (Merloni Group). He was Chairman of Ducati’s Board of Statutory Auditors from April 2000 until April 2006.

          Ulrich Weiss is a member of the board of directors of AFS International New York, Benetton Group S.p.A., the European Business School and Stiftung Marktwirtschaft. For 19 years, until May 1998, Mr. Weiss served in various capacities as a member of the board of directors of Fiat S.p.A. and Deutsche Bank AG. He was also responsible for Deutsche Bank’s business in Italy and was President of Deutsche Bank S.p.A., Milan. Dr. Weiss is currently a member of the supervisory boards of Bego Bremer Goldschlagerei, Bego Medical AG and Capital Partners S.p.A.

Board Committees

          Our Board of directors established a compensation committee in 1999.  The compensation committee proposes to the board the remuneration of our directors with special delegated powers, including the chairman and managing director, and has the authority to determine the remuneration of our managers.  Meetings of the compensation committee may be called by any member in accordance with the rules applicable to the board of directors.  Resolutions of the committee must be adopted by the vote of a majority of those present. The committee has the right to use external consultants at our expense. Messrs. Razzano, Perricone,  Bergami and Campanini Bonomi are currently the members of the compensation committee.

          To comply with the code of corporate governance issued by Borsa Italiana S.p.A., our board of directors established an internal control committee, which was mainly responsible for assessing the adequacy of the internal control system through an evaluation of work programs and reports prepared by those responsible for internal control, and for relations with external auditors.  The internal control committee reported to the board of directors about the work performed and the adequacy of the internal control system at least every six months, at the time of approving the annual financial statement and the semi-annual report. Starting  July 31, 2005, the internal control committee served as our audit committee for purposes of Rule 10A-3 (“Rule 10A-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the adoption of the one-tier corporate system, the functions of audit committee for purposes of Rule 10A-3 have been carried out by the Management Control Committee. See “Item 10. Additional Information—By-Laws—Corporate Governance System—Management Control Committee” for more information.

          As of the date of this filing, our new board of directors, appointed on April 10, 2006,  decided not to establish an executive committee.

Senior Management

          The following table sets forth the names of our senior officers who are not also directors, their respective positions, the year they were appointed to such positions and their date of birth.

Name	Position	Year Appointed	Date of birth

Danilo Bernardini	Manager, Human Resources	1995	1948
Claudio Domenicali	Managing Director of Ducati Corse and Manager, Research and Development	1999 2005	1967
Enrico D’Onofrio	Manager, Finance, Investor Relations and Internal Controls	2000	1957
Gianfranco Giorgini	Manager, Operations	1999	1953
Cristiano Silei	Manager, Sales	2005	1968

          We have briefly summarized below the principal functions and experience of our senior officers.

          Danilo Bernardini has been the manager of personnel and human resources since 1995.  Prior to joining Ducati, Mr. Bernardini was responsible for personnel at various units of Cagiva (including CRC) from 1987 and at our predecessor company from 1983 to 1987.  From 1977 to 1983, Mr. Bernardini held a number of positions at the Zanussi Group, an Italian appliance manufacturer.  In addition, Mr. Bernardini had previous experience as a sport journalist for the Italian motorcycling magazine, Motociclismo-Edisport. He holds a degree in Mechanical Engineering.

          Claudio Domenicali has been Managing Director of Ducati Corse S.r.l. since April 1999.  Mr. Domenicali is responsible for all Ducati Corse operations, including overseeing the hiring policies for riders, research and development, logistics, commercial and marketing activities, administration and information technology. Since January 2005 he has also been R&D Manager of DMH, with responsibilities relating to product design and marketing. He is also responsible for defining and developing new products, and, specifically, for defining and monitoring performance targets, quality, lead times and costs. Mr. Domenicali joined our predecessor company (Ducati Motorcycles S.p.A.) in 1991.  From 1994 to 1996, Mr. Domenicali was responsible for the technical office.  From 1996 to 1999, he was deputy technical manager of research and development while managing all the racing technical matters.  Mr. Domenicali holds a degree in Mechanical Engineering from the University of Bologna.

          Enrico D’Onofrio has been our manager of finance and manager of investor relations and internal controls since October 2000.  Prior to that, Mr. D’Onofrio worked for 17 years at Procter & Gamble, where he held a number of finance positions, including Finance Manager in Portugal and Director of Finance & Accounting at P&G headquarters in Belgium.  He began his career at Olivetti as a research and development analyst.  Mr. D’Onofrio holds a degree in Mechanical Engineering and a M.B.A. from Bocconi University in Milan.

          Gianfranco Giorgini has been the manager of operations since May 1999.  Among other things, Mr. Giorgini is responsible for purchasing, warehousing, production planning and distribution.  Prior to joining us, Mr. Giorgini held a variety of positions in a 25 year career with Lombardini Motori S.p.A., including serving as logistics manager from 1992 to 1997.

          Cristiano Silei joined DMH as sales manager in April 1997.  In the course of his career at Ducati, Mr. Silei has assumed a number of different responsibilities, including the development of our strategic plan, reorganization of our commercial department, general management of our North American subsidiary, evaluation of acquisition opportunities and start up of our website, Ducati.com.  In November 2004, Mr. Silei was appointed manager of sales of the Group.  Prior to joining Ducati, Mr. Silei was at the Paris and Milan offices of the Bain & Co. management consulting firm, where he specialized in business restructuring.  Mr. Silei also worked at the Rome office of Andersen Consulting in the area of business process reengineering.  Mr. Silei holds a degree in business administration from the Bocconi University in Milan.

Management Control Committee and Board of Statutory Auditors

          Following the adoption of the one-tier corporate system as our new corporate governance system on April 13, 2006, the board of directors appointed a Management Control Committee (instead of the board of statutory auditors), composed of non-executive and independent directors that will remain in office until the financial statements for the period ending December 31, 2006, are approved.

          In accordance with Article 15 of our By-Laws, the Management Control Committee is currently composed of three members, listed in the table below.

Name	Position	Year Appointed	Born

Roberto Consonni	Member	2006	1948
Giampiero Paoli	Chairman	2006	1944
Matteo Tamburini	Member	2006	1958

          In terms of the compensation paid to members of the Management Control Committee for the 2006 financial year, the Company has estimated that these will amount to €120,000 (€40,000 for each member and the chairman) See “Item 10. Additional Information—By-Laws—Corporate Governance System—Management Control Committee”, for more details.

          The following table sets forth the names of the three members of the Board of Statutory Auditors, their respective positions, the year of their appointment and date of birth. These members were in office until the adoption of the one-tier corporate system, on April 10, 2006.

Name	Position	Year Appointed	Born

Salvatore Lantino	Alternate	2004	1959
Italo Giorgio Minguzzi	Member	1998	1945
Gianluca Nanni Costa	Alternate	1998	1959
Francesco Serantoni	Member	1998	1941
Matteo Tamburini	Chairman	1998	1958

          During 2005, our statutory auditors received in the aggregate €166,000 in compensation for their services as statutory auditors to DMH and its subsidiaries.

          See “Item 10. Additional Information—By-Laws—Management Control Committee.”

Compensation of Directors and Senior Management

          Each of our directors is entitled to an annual compensation in return for his services as director equal to €15,000, in addition to reimbursement of expenses incurred in connection with the performance of their functions.

          In 2005, Mr. Minoli received cash compensation of $400,000 as annual base compensation for his services as chairman of Ducati North America and €250,000 as annual base compensation as Chairman and Managing Director of DMH.  For the year 2006, Mr. Minoli is entitled to receive $200,000 in annual base compensation for his services as chairman of Ducati North America and €250,000 and $200,000 in annual base compensation as Chairman and Managing Director of DMH.

          Mr. Minoli was also granted 500,000 share options during 2004, and 500,000 share options rights during 2005, in connection with our stock option plan approved in 1999. As of the date of this filing, no stock options have been granted for 2006.

          None of our other directors are beneficiaries under that plan.  See “Item 10. Additional Information—Share Option Plans.”

          On March 10, 2005, at the proposal of the compensation committee, the board of directors extended for the years 2005, 2006 and 2007 a retention plan already in effect for the years 1999 to 2004 (the “Retention Plan”).  The beneficiaries of the Retention Plan are Mr. Minoli and up to four additional senior officers of Ducati designated by the Managing Director, who may change them from year to year.  The Managing Director has identified the following beneficiaries for 2005: Enrico D’Onofrio, Claudio Domenicali and Filippo Preziosi. Under the Retention Plan, the beneficiaries are entitled to an extraordinary bonus ranging from 0% to 300% of their base salary, determined based on the annual percentage increase in certain measures of our financial performance. Bonuses under the Retention Plan vest on the date of approval of the consolidated financial statements for the year of reference and are payable in one lump sum within twelve months of such vesting, provided that the beneficiaries are our employees on the payment date.  In case of termination by us of a beneficiary’s employment for reasons other than just cause (giusta causa or giustificato motivo soggettivo), unvested bonuses are terminated but we are obligated to pay each such senior officer three times the amount of the vested bonus. On the basis of Ducati’s 2003, 2004 and 2005 results, no extraordinary bonuses have vested for those years under the Retention Plan.

          On March 23, 2006, at the proposal of the compensation committee, the board of directors approved the granting to Enrico D’Onofrio, manager of finance, investor relations and internal controls of DMH, of a bonus equal to the termination indemnity (corresponding to two times his annual salary) that he would be entitled to receive in the event of his resignation following a change of control of DMH.

          Our board of directors has also approved an end-of-term payment obligation of $1.2 million for Federico Minoli, which will be payable if he is removed or is not re-appointed as our managing director for reasons other than just cause before his sixtieth birthday in 2009.

          During the year ended December 31, 2005, the aggregate compensation paid to the senior officers listed above, exclusive of compensation to Mr. Minoli, was approximately €1.05 million.  This aggregate compensation does not include an additional €83,450 of compensation in the form of mandatory leaving entitlements to which our employees are entitled under Italian law (under Italian law, an employee is entitled to an end-of-employment payment which is accrued each year based on such employee’s annual salary).

          At December 31, 2005, we did not have any pensions and similar obligations for our directors and members of senior management, as they were only entitle to the reserve for mandatory leaving entitlements described above.

          Pursuant to our established management bonus plan, each of our managers, including the senior managers listed above and Mr. Minoli, is entitled to an annual bonus if certain conditions relating to our financial performance are met. Based on our results for 2003 and 2004, none of our executives earned a bonus for that year under this management bonus plan. In 2005, the board of directors agreed to suspend the management bonus plan and to replace it with an alternative plan. Pursuant to this alternative plan, if our earnings before interest, taxes, depreciation and amortization (“EBITDA”) exceeds €50 million, a bonus will be awarded to each manager who would have received a bonus pursuant to our management bonus plan had our results met the criteria specified for 2004.  The aggregate principal amount of bonuses available under this plan will be equal to the amount by which our EBITDA exceeds €50 million, with a maximum aggregate principal amount available of €2.5 million.  Individual performance will be considered in determining the amount of each individual manager’s bonus and will be assessed by senior management responsible for each individual manager and, in the case of Mr. Minoli, by the Compensation Committee. No bonus was earned in 2005 under this alternative plan.

          In addition, Ducati senior officers, including those listed above, received in the aggregate 920,000 share option rights during 2004, and 1,895,000 share option rights during 2005, in connection with our 1999 Stock Option Plan.  As of the date of this filing, no share option rights have been granted for 2006. See “Item 10. Additional Information—Share Option Plans”, for more information.

          Based on information provided to CONSOB, which is publicly available, and other information available to us, as of June 23, 2006, Mr. Minoli owned 450,000 of our outstanding shares and Mr. Seragnoli, a member of our board of directors from 1998 to 2006, owned (directly and indirectly) 9,860,132 of our outstanding shares.  At June 23, 2006, Mr. Minoli held 2,560,185 share option rights in connection with our 1997 Stock Option Plan and 2,500,000 share option rights in connection with our 1999 Stock Option Plan.  At June 23, 2006, none of our other directors owned any of our shares or share option rights.  See “Item 10. Additional Information—Share Option Plans” for a description of our stock option plans.

Employees

          As of December 31, 2005, we employed 1,134 persons worldwide (of which 1,005 were employed in Italy, 43 in the United States, 16 in the United Kingdom, 18 in France, 20 in Germany, 18 in Japan and 14 in the Netherlands), as compared to 1,139 at December 31, 2004 and 1,162 at December 31, 2003.  Of our employees, 898 were employed by DMH, of whom 550 were employed in operations and the remainder in research and development, sales, marketing and central functions. Our employees outside Bologna are engaged primarily in sales and marketing.  At December 31, 2005, our employees included 51 managers worldwide, as compared to 59 and 60 at December 31, 2004 and 2003, respectively.

          We believe that our relations with our employees are good.

          Under Italian law, employees are entitled to amounts based on salary and years of service upon leaving their employment.  We had a liability for such termination indemnities of € 9.7 million at December 31, 2005.  See Note 14 to our audited consolidated financial statements included in Item 18.  Under Italian law, we make social security and national healthcare contributions for our employees to the Italian government, which provides pension and healthcare insurance benefits.

          Employees in Italy are subject to national and company-specific collective bargaining agreements.  National agreements are negotiated collectively between the national associations of companies within a given industry and the respective national unions.  National agreements provide a basic framework on working conditions, including, among other things, pay, security and other provisions.  Our employees in Italy are principally subject to the National Metalworkers and Installers collective bargaining agreement, which was renewed in May 2003 and expires in December 2006 (except for its economic aspects, which were re-negotiated in January 2006 and expire in June 2007).

          Company-specific agreements are negotiated between individual companies and union representatives.  These agreements address issues of special importance to the relevant company and may supplement the basic provisions of the national framework contract.  Our company-specific agreement was signed in December 2003 and will expire in December 2007. This agreement affects approximately 450 of our employees at DMH and stipulates a wage increase in return for flexible working hours during the peak production season (January-May), subject to a maximum of 85 hours per week, which may be offset during the rest of the year (typically June-September). The terms of this agreement also provide for covered employees to be paid an annual performance bonus based on collective productivity, profitability and quality targets.

          We have not experienced any significant work stoppages due to strikes since 1996.

          We have approved an employee stock ownership plan.  For more information about this plan, see “Item 10. Additional Information—Employee Stock Ownership Plan.”

Item 7.   Major Shareholders and Related Party Transactions

Major Shareholders

          The following table sets forth information regarding the beneficial ownership of our shares by each shareholder known by us to be the beneficial owner of more than 2.0% of our shares and by each shareholder we expect to be the beneficial owner of more than 2.0% of our shares after the capital increase.  This information is based on information provided to CONSOB, which is publicly available, and other information available to us as of June 23, 2006.  As of that time, only WM, WM II, WM III and Giorgio Seragnoli had informed us of the amount of their participation in the capital increase.  As a result, the information in the following table regarding the number of shares beneficially owned by our other major shareholders does not reflect their participation in the capital increase, if any, and the related percentage data, which is based on our outstanding share capital following the capital increase, may differ substantially from the actual percentages of shares owned by these shareholders.

          The shareholders listed below do not hold any different voting rights from those held by other ordinary shareholders.

Name of Shareholder	Number of Shares Owned		Percent of Shares Owned

World Motors S.A.	49,643,838		15.48%
World Motors White S.c.A.	23,684,088		7.39%
World Motors Red S.c.A.	22,288,094		6.70%
Columbia Wanger Asset Management L.P.	10,273,335	(1)	3.20	%(1)
Giorgio Seragnoli	9,860,132		3.07%
Amber Capital L.P.	4,547,075	(2)	1.42	%(2)

(1) As of May 4, 2006, the date of the commencement of our subscription rights offering in connection with our capital increase, Columbia Wanger Asset Management L.P. (“Columbia Wanger”) beneficially owned 10,028,936 of our shares (equal to 6.29% of our then-outstanding share capital).  As of June 23, 2006, Columbia Wanger had not yet informed us of the amount, if any, of its participation in the capital increase.  If Columbia Wanger had exercised all of the subscription rights it received, its total number of shares would be 21,446,670, and its percent of shares owned would be 6.69%.

(2) As of May 4, 2006, the date of the commencement of our subscription rights offering in connection with our capital increase, Amber Capital L.P. beneficially owned 4,547,075 of our shares (equal to 2.85% of our then-outstanding share capital).  As of June 23, 2006, Amber Capital L.P. had not yet informed us of the amount, if any, of its participation in the capital increase.  If Amber Capital L.P. had exercised all of the subscription rights it received, its total number of shares would be 9,094,150, and its percent of shares owned would be 2.84%.

          On February 28, 2006, TPG Acquisition, the relative majority shareholder of the Company since 1996, agreed to sell to Invind Holdings (or its designee) a stake representing 30% less one share of our share capital held by TPG Acquisition.  Following Invind Holdings’ designation on March 27, 2006, the shares were purchased by WM (24,821,919 shares, equivalent to 15.58% of our share capital), WM II (11,144,047 shares, equivalent to 6.99% of our share capital ) and WM III (11,842,044 shares, equivalent to 7.34% of our share capital).  On April 4, 2006, TPG Acquisition sold its remaining stake in the Company (equivalent to approximately 3% of our share capital) on the market.

          WM is owned entirely by World Motor Holding S.à r.l.  (“WM Holding”), a company controlled by the same shareholder that controls Invind Holdings, except for two preferred shares, one of which is held by BS Investimenti S.g.r.  S.p.A., on behalf of the closed investment fund “BS Investimenti IV” (“BS1”), and one of which is held by the Canadian pension fund Hospitals of Ontario Pension Plan (“HOOPP”).  WM II. is owned by BS1 and BS Private Equity S.p.A. (“BS2”, together with BS1, “BS”), except for one class B share, which is held by WM.  WM and BS1 are general partners of WM II.  WM III is owned by HOOPP, except for one class B share, which is held by WM.  WM is a general partner of WM III.

          As of June 15, 2006, we had 320,687,920 shares outstanding, of which 137,195 were in the form of ADSs (equivalent to 1,371,850 shares) held by 573 registered holders in the United States.

          Because brokers or other nominees hold certain shares and ADSs, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or wherever the direct beneficial owners of such shares are resident.

Shareholder Agreement

          As of June 23, 2006, WM, WM II, and WM III (collectively, the “Luxcos”), owned in the aggregate 95,616,020 shares, or 29.82% of our outstanding shares, and, as a result, WMI, WMII and WMIII have the power to determine (or hold a veto right in respect of) matters requiring shareholder approval, including the appointment of our board of directors.  The Luxcos and and WM Holding, BS and HOOPP (collectively, the “Investors”) are parties to a three-year shareholder agreement, dated as of March 27, 2006, that regulates certain aspects of the corporate governance of DMH and the restrictions on transfers on the DMH shares held by each of the Luxcos.

          The information provided below about the shareholder agreement, based on the abstract of the shareholder agreement has been derived from publicly available information filed by the Luxcos and the Investors with regulatory authorities.

          Corporate governance of DMH

          The list of directors to be presented to the shareholder meeting convened to appoint members to our board of directors will be comprised of a number of directors which, at WM’s discretion, may not be more than 12 nor less than 11, nominated as follows:

          (i)     60% of the candidates (rounded up to the nearest whole number) will be nominated by the directors of WM appointed by WM Holding;

          (ii)     30% of the candidates (rounded down to the nearest whole number) will be nominated by the director of WM appointed by BS1;

          (iii)     10% of the candidates (rounded down to the nearest whole number) will be nominated by the director of WM appointed by HOOPP, provided that at least one director must be one of those nominated by the WM director appointed by HOOPP.

          One of the directors nominated by the directors of WM appointed by WM Holding will be the last on the list submitted.  Independent directors will be 50% appointed by the directors of WM appointed by WM Holding and 50% by the director of WM appointed by BS1.

          The Luxcos and the Investors will use their best efforts, within the limits of the law, to ensure that the first candidate on the sub-list proposed by the directors of WM nominated by WM Holding is appointed as the Managing Director of the Company.  If the directors of WM appointed by BS and HOOPP disagree, and this disagreement is justified, WM will ask an executive search agency to draw up a list of candidates from which the directors of WM will be required to select a Managing Director.

          Transfer restrictions on the DMH shares held by the Luxcos

          Lock-up period

          The Luxcos and the Investors have agreed that the DMH shares held by each of the Luxcos are subject to a lock-up period, which will end:

          (i)     on the first anniversary of the shareholder agreement (i.e., March 27, 2007) for transfers of DMH shares by WM;

          (ii)     on the fifth anniversary of the shareholder agreement (i.e., March 27, 2011), or on the third anniversary of the shareholder agreement (i.e., March 27, 2009) if the Agreement was not renewed on its expiry date, for transfers of DMH shares by WM II and WM III.

          Right of first refusal

          At the end of the respective lock-up periods, if any Luxco decides to sell its DMH shares, it must first offer such shares on a pro rata basis to the other Luxcos at the price determined by it.

          Tag-Along rights

          Without prejudice to the right of first refusal described above, if, at the end of the relevant lock-up period, WM intends to sell all or a portion of its DMH shares to a third party, WM II and WM III will have the right to insist that WM include, on a pro rata basis, the shares held by each of them.

          Drag-Along rights

          If WM receives an offer from a third party for no less than 90% of the DMH shares held by the Luxcos, at a share price above a predetermined threshold, WM II and WM III will be required to sell to that third party all the DMH shares held by them.

          Standstill

          For the duration of the shareholder agreement, each of the Luxcos and the Investors, on its own account or for each of its affiliates, undertakes, inter alia, not to (i) effect, participate in or propose to effect any purchase of DMH shares, (ii) enter into other shareholder agreements relating to DMH shares or (iii) act, along or in concert with others, to seek to take control or influence the board of directors or management of DMH.

Related Party Transactions

          Following is a brief description of various contractual relationships with associates, senior officers and members of our board of directors (see also “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Senior Management”).

          In 2004, we entered into two commercial services agreements with Dream Engine S.r.l., whose sole director and indirect controlling owner at December 31, 2004, was Mr. Minoli, who, together with our then-Creative Director, David Gross, indirectly owned 99.9% of the company.  These agreements concern, respectively, the organization of the Motogiro d’Italia, a promotional tour of vintage motorbikes held in July 2004, the Centopassi, a five-day amateur motorcycle competition in northern Italy held in September 2004, and the 2004 World Ducati Weekend.  The aggregate invoices recorded for these events as of December 31, 2004, totaled €566,000.  On February 10, 2005, Mr. Minoli informed the board of directors that he has transferred his entire interest, directly and indirectly held, in Dream Engine S.r.l. to Mr. Gross in order to avoid his having any potential conflicts of interest in future transactions between Dream Engine and DMH.  In 2005, we entered into sponsorship agreements with Dream Engine S.r.l. regarding the 2005 and 2006 Centopassi and Motogiro d’Italia.

          In 2004, we paid Paolo Pietrogrande, a member of our board of directors from 1999 until 2006, €135,150 in compensation for consulting services.  We have also entered into commercial services agreements with Contemporanea Progetti S.r.l., a company in which a relative of Mr. Pietrogrande holds a 30% interest.  In 2004, we entered into an agreement with Contemporanea Progetti S.r.l., pursuant to which Contemporanea Progetti S.r.l. developed architectural projects to renovate the assembly line at Borgo Panigale production facility.  The value of the work completed by December 31, 2004, under this agreement totaled €98,000, which has been paid.  On January 19, 2005, we entered into an agreement with Contemporanea Progetti S.r.l. for the development of a new Ducati stand for fairs and other shows.  The value of this work, completed by October 2005, totaled €40 thousand plus VAT (including expenses).

          The above transactions were arranged on arm’s length terms.

          On April 14, 2004, we formed Ducati Retail S.r.l. a majority owned subsidiary (99.0% held by DMH and 1.0% held by Enrico D’Onofrio, our manager of finance).  Ducati Retail S.r.l. makes retail sales of Ducati products, including spare parts, and offers services in areas not served by our current distribution network as well as repair services and spare parts.

          On May 6, 2004, we formed Ducati Consulting S.r.l. to provide consulting and logistics services to all of the Ducati Group companies as well as to our suppliers and other manufacturers. Ducati Consulting S.r.l. is 85% held by DMH, with the remaining interests held by Messrs. Contino (5.0%), Pellerey (5.0%) and Lipparini (5.0%).  Until June 30, 2004, Mr. Contino was responsible for procurement at DMH, and Mr. Pellerey was responsible for a program to improve the efficiency of our plant.  Since July 2004, Messrs. Contino and Pellerey have been managing directors of Ducati Consulting S.r.l.  Mr. Lipparini was a director on the board of DMH until 2005.

          DMH has commercial relationships with other companies of the Ducati Group that handle product sales in specific countries (i.e., the United States, Germany, France, Japan, Netherlands and the United Kingdom).  These relationships include sales by DMH of motorcycles and related Ducati products to these companies (at prices reflecting the local market and competitive environment in the countries in which the purchasing companies operate) as well as after sales services (mainly warranties) carried out by those companies on DMH’s behalf.  Trade receivable and payable balances for those sales and other services in the amount of approximately €78.9 million and €15.3 million, respectively, existed as of March 31, 2006, between our subsidiaries and DMH.

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

          At December 31, 2005, the only significant debt payable that DMH owed to any of its subsidiaries was to Ducati Corse S.r.l. in the amount of approximately €1.9 million for Ducati Corse’s yet-to-be-paid-in share capital, which debt was satisfied as part of Ducati Corse’s purchase of the “Ducati Corse” trademark (discussed in further detail below), and to Ducati Consulting S.r.l. in the amount of approximately €64,000 for Ducati Consulting’s yet-to-be-paid in share capital.

          Ducati Corse was set up so that all aspects related to the racing division, including R&D, could be handled separately from the production and sales side of the business, which is handled by DMH.  In particular, DMH and Ducati Corse entered into the following agreements:

•	Right to use and manage DMH’s racing business as a going concern (“affitto di ramo di azienda”);

•

Sponsorship agreement pursuant to which DMH sponsors Ducati Corse’s racing activities; and R&D agreement pursuant to which Ducati Corse agreed to carry out R&D for DMH for sporting activities related to the MotoGP and Superbike Championships, management of a number of private teams in the Superbike Championship, and motorcycle production.

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

Other Financial Information

Export Sales

          Export sales from Italy were approximately €231.8 million in 2005, as compared with €243.3 million in 2004, and represented 72.2% of our revenues in 2005 (66.7% in 2004).

Legal Proceedings

          We are party to various claims and legal actions arising in the ordinary course of business.  We do not believe that any litigation to which we are a party is likely, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

          We are engaged in litigation with our former distributor in Belgium in connection with our decision not to renew our distributorship agreement and an alleged failure by our predecessor to deliver motorcycles in 1996.  On September 14, 1998, the Commercial Court of Liege found in favor of the distributor and awarded provisional damages of approximately 50.575 million Belgian francs (“BEF”) (approximately €1.25 million).  On September 21, 1998, we appealed this decision.  Notwithstanding our appeal, on February 24, 1999, the former distributor enforced the prior judgment by selling an inventory of Ducati motorcycles which it had previously attached in Belgium.  The proceeds of the sale were BEF 27,835,078 (approximately €690,013).  On May 27, 1999, the Court of Appeal of Liege found that Belgian courts lacked jurisdiction over the case and set aside the prior judgment.  The former distributor was adjudicated bankrupt on October 14, 1999.  Bankruptcy trustees of the former distributor appealed the May 27, 1999 judgment before the Supreme Court of Belgium, which rejected the appeal on June 21, 2001.  We have taken various steps to recover the proceeds of the sale and part of our legal expenses, which are equal to approximately BEF 23 million (approximately €570,000).  However, given the existence of secured creditors of the former distributor’s bankruptcy estate, we are unlikely to be successful in our efforts to recover these proceeds.  Although we have recorded provisions for this litigation in prior years (€23,000 in 2003), we have utilized these provisions in full and have recorded no provision in 2004 or 2005 because we do not expect to incur further costs in relation to this dispute.

          We are also engaged in litigation with Virginio Ferrari, the manager of one of the two racing teams sponsored by Ducati in the 1998 World Superbike Championship.  In December 1998, Mr. Ferrari filed a claim against us in the Italian courts in the amount of approximately €6.7 million, alleging that he had a three year agreement with Ducati for the sponsorship of a racing team and that we breached this agreement in electing not to sponsor Mr. Ferrari’s team for the 1999 World Superbike Championship.  The Court of first instance ordered us to pay damages of €310,000, plus interest and an additional amount to adjust for inflation, and legal expenses of €12,600.  Although we have appealed this decision, we recorded a provision for the entire amount of this judgment in our 2005 financial statements.

          In 2001, Michael Hailwood’s widow, individually and in her capacity as beneficiary of his estate, filed a claim before the Federal District Court of New Jersey against us and Ducati North America Inc. alleging trademark infringement, violation of a purported right of publicity and other claims with regard to the sale of MH 900e motorcycle.  We settled these claims in April 2003, agreeing to pay approximately €375,000 to Michael Hailwood’s widow, of which €349,000 has already been paid, and to enter into future agreements for the use of Michael Hailwood’s name.

Dividend Policy

          DMH has not paid any cash dividends on its shares since its formation in 1996.  The payment by us of any annual dividend must be proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting.  Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5.0% of such net income must be allocated to our legal reserve until such reserve is at least equal to one-fifth of the value of our issued share capital.  If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or its stated amount is reduced by the amount of such losses.  Further, the Syndicated Loan Facility, the New Loan, the Banca Intesa Loan and BPVN Loan restrict our ability to pay dividends if a dividend distribution would cause DMH to be in violation of its financial covenants under these loan facilities.  The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

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

Significant Changes

           On February 28, 2006, TPG Acquisition agreed to sell to Invind Holdings (or companies designated by it) a stake representing 30% less one share of our share capital at a price per share of 0.85 euro.  After the designation by Invind Holdings on March 27, 2006, the shares were purchased by WM (24,821,919 shares, equivalent to 15.58% of our share capital), WM II (11,144,047 shares, equivalent to 6.99% of our share capital) and WM III (11,842,044 shares, equivalent to 7.43% of our share capital).  For more information about Invind Holdings and WM, WM II and WM III, see “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”  On April 4, 2006, TPG Acquisition sold its remaining DMH shares (approximately 3% of our share capital) on the market.  For more information, see “Item 4.  Information on the Company—History and Development of the Company.”

          At their April 10, 2006, meeting, our shareholders approved the appointment of a new board of directors, which is composed of Matteo Tamburini, Massimo Bergami, Roberto Consonni, Ulrich Weiss, Dante Razzano, Mauro Benetton, Federico Minoli, Carlo Pasquale Campanini Bonomi, Antonio Perricone, Marco Giovannini, Roberto Maestroni and Giampiero Paoli.  These board members will remain in office until the approval of our financial statements for December 31, 2006.

           In light of recent negative market developments and unsatisfactory results, our management formulated a business plan for 2006-2008, which was approved by our board of directors on April 13, 2006.  The business plan focuses on improving profit margins and generating cash flows by increasing sales of motorcycle models in the high-end of our product price range and decreasing overhead costs.  For a description of the 2006-2008 Business Plan, see “Item 4.  Information on the Company —Business Overview —Business Strategy—2006-2008 Business Plan.”

          As contemplated in the 2006-2008 Business Plan and approved by the board of directors at its meetings on April 13 and May 4, 2006, we successfully completed an  €80,000,000 capital increase on June 23, 2006.  This capital increase was achieved through an offering of 160,343,960 subscription rights (representing the right to subscribe for 160,343,960 shares) to shareholders of DMH.  From May 8 to May 26, 2006, DMH shareholders exercised a total of 158,589,839 subscription rights and subscribed for the related 158,589,839 shares.  The 1,744,121 subscription rights that remained unexercised at the end of this period were sold on the Borsa Italiana between June 5 and June 9, 2006, and the related 1,754,121 were subsequently subscribed.

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

	Mercato Telematico Azionario Price per Share		New York Stock Exchange Price per ADS

	High	Low	High	Low

	(in euro)		(in U.S. dollars)
2001	2.222	1.091	20.50	10.30
2002	2.031	1.396	20.50	13.65
2003	1.799	1.103	18.70	12.15
2004	1.420	0.867	17.55	11.50
2005	1.245	0.888	14.75	10.50
First Quarter 2004	1.420	1.277	17.55	16.00
Second Quarter 2004	1.360	1.122	16.50	14.00
Third Quarter 2004	1.167	1.049	14.40	13.05
Fourth Quarter 2004	1.130	0.867	13.90	11.50
First Quarter 2005	1.135	0.896	14.48	12.09
Second Quarter 2005	1.066	0.965	13.60	11.87
Third Quarter 2005	1.245	1.018	14.75	12.40
Fourth Quarter 2005	1.176	0.888	13.80	10.50
December 2005	1.039	0.888	12.15	10.50
January 2006	0.944	0.919	11.50	10.80
February 2006	0.911	0.871	11.25	10.45
March 2006	1.063	0.901	12.95	10.54
April 2006	1.050	0.972	12.75	12.00
May 2006	0.742	0.643	12.60	11.75

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

Item 10.  Additional Information

Share Option Plans

          1998 Stock Option Plan

          In September 1998, our shareholders approved a capital increase, to be completed by August 4, 2007, of up to 8,148,148 shares in connection with a share option plan approved by our board of directors in August 1998 for our then Managing Director and certain senior officers and independent consultants (the “1998 Stock Option Plan”).

Pursuant to the 1998 Stock Option Plan, options to purchase 8,148,148 shares at an exercise price of euro 0.723 per share were assigned to beneficiaries.  Once the options to purchase have vested and the conditions to exercise have been satisfied, the options to purchase may be exercised only during a 30-day period following the date of shareholder approval of our financial statements.  The options to purchase expire on August 4, 2007.  Our capital is increased each year by the number of shares underlying the options to purchase exercised in that year.  Options are forfeited if the beneficiary is terminated for cause.

          Prior to 2004, options to purchase 1,500,963 shares had been exercised.  Options to purchase 325,444 shares were exercised in May and June 2004; options to purchase 533,630 shares were exercised in May and June 2005; and options to purchase 983,923 shares were exercised in May 2006.  As of June 23, 2006, 109,592 options had been cancelled, and options to purchase 4,694,596 shares remained exercisable.

          In May 2006, following the exercise by the relevant beneficiaries of the share option rights granted under the 1998 Stock Option Plan and in accordance with the resolutions taken by the shareholders meeting on September 7, 1998, the share capital of DMH increased to 160,343,960 shares.

          1999 Stock Option Plan

          In September 1999, our board of directors also approved a stock option/stock appreciation rights plan (the “1999 Stock Option Plan”) for certain of our executive directors, officers and independent consultants designated by the compensation committee of the board of directors.  On March 11, 2004, our board of directors amended the 1999 Stock Option Plan to include expressly high-level employees of companies of the Ducati Group as covered by the plan.  Under 1999 Stock Option Plan, the board of directors may grant in any year, upon its approval of our preliminary consolidated income statement and balance sheet for the prior fiscal year (which approval typically occurs by February 15 of each year), stock options or stock appreciation rights (each such option or right, a “Right”) in respect of not more than 2.0% of our outstanding share capital.  The Rights expire seven years after the date of grant.  Unless otherwise determined by the board of directors, Rights vest in three equal annual installments starting on December 31 of the year following the year of grant, but are forfeited, whether or not vested, if the employee is terminated for cause.

          Upon exercise, our obligation in respect of the Rights may be satisfied in shares or, if the Shares are no longer listed on the Telematico or the issuance of new shares or the buy back of existing shares have not been approved, in cash (calculated with reference to the market value of the shares at the time of exercise).  To exercise Rights, participants in the 1999 Stock Option Plan must pay us a strike price that is the greater of (i) our consolidated per share net worth at the time of exercise and (ii) the value of the shares on the grant date as determined in accordance with the tax provisions in force on such grant date (currently the average official price for the shares in the month preceding the grant date).  Based on the criterion described under (ii) above, the strike price would be €2.879 per share, €2.81 per share, €1.99 per share, €1.80 per share, €1.317 per share and €1.065 per share for Rights granted in 1999, 2000, 2001, 2002, 2004, and 2005, respectively.  Other than in the event of death or disability of a participant in the 1999 Stock Option Plan, once vested, rights granted prior to 2002 may be exercised only during a 30-day period following the approval by the board of directors of our consolidated financial statements for the prior fiscal year, and rights granted beginning in 2002 may be exercised only during a 30-day period following the approval by the board of directors of our preliminary consolidated income statement and balance sheet for the prior fiscal year.

          In each of 1999 and 2000, our board of directors granted an aggregate of 3,159,259 Rights under the 1999 Stock Option Plan to beneficiaries (53 in 1999 and 72 in 2000) selected by our compensation committee, including 500,000 Rights granted to Mr. Minoli each year.  In 2001, our board of directors granted an aggregate of 3,165,000 Rights to 75 beneficiaries, including 500,000 Rights granted to Mr. Minoli, and in 2002, our board of directors granted an aggregate of 3,960,000 Rights to 92 beneficiaries, including 500,000 Rights granted to Mr. Minoli.  Our board of directors did not grant any Rights in 2003.

In 2004, our board of directors granted an aggregate of 3,170,000 Rights to 66 beneficiaries, including 500,000 Rights granted to Mr. Minoli, and in 2005, our board of directors granted an aggregate of 3,170,000 Rights to 66 beneficiaries, including 500,000 Rights granted to Mr. Minoli. As of June 23, 2006, no Rights have been granted under the 1999 Stock Option Plan for 2006.

          As determined by the board of directors, Rights granted in the years 1999 through 2005 vest in annual installments beginning on December 31 of the year following the year of grant, with 50% vesting in the first year and 25% vesting in each of the two subsequent years.  As of June 30, 2006, 14,540,000 Rights had been granted and had vested under the 1999 Stock Option Plan but none of these Rights had been exercised.  A total of 5,243,518 of these Rights had been cancelled, and 10,100,000 Rights remained exercisable, subject to the conditions set forth above.

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

          As of June 23, 2006, the capital increases described above have not been executed.

Buy Back Plan

          At the May 5, 2005, annual meeting, our shareholders approved a plan (the “2005 Buy Back Plan”) pursuant to which, at the direction of our Chairman or of our chief financial officer, severally, duly empowered by our board of directors, we may: repurchase on the Telematico up to 12,110,000 of our shares (representing approximately 7.6% of our then issued and paid-in share capital); retain such shares as treasury shares; transfer such shares either to beneficiaries of (i) the 1999 Stock Option Plan, (ii) the Employee Stock Ownership Plan (See “—Employee Stock Ownership Plan”) and (iii) the 1997 Stock Option Plan, as required thereunder; or dispose, subject to applicable laws and regulations, of such shares on the Telematico to maintain liquidity of our shares on such stock exchange.

          Under the 2005 Buy Back Plan, we may repurchase these shares in one or more transactions over an 18-month period from May 5, 2005, at a per-share purchase price of not more than 10% above or below the market price for the shares on the Telematico on the day prior to any purchase.  There is no time limit under the 2005 Buy Back Plan in respect of the disposal of any shares repurchased before the end of this 18-month period.  Repurchases and disposals of our shares under the 2005 Buy Back Plan shall be carried out in accordance with applicable Italian law relating to buy back plans in Italy, as more fully described in “—By-Laws—Purchase by Us of Our Own Shares,” as well as certain conditions relating to the 1997 Stock Option Plan, the ESOP and the 1999 Stock Option Plan as more fully described in “—Share Option Plans.”

          During 2005 and the first half of 2006, we sold 3,769,249 of our own shares and, as of June 23, 2006, do not hold any of our own shares.

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

          To satisfy purchases of shares made under the ESOP, we would instruct a broker appointed by us to purchase on the Telematico on our behalf the number of shares equal to the total euro amount so requested for purchase by employees under the ESOP.  On the same day of such purchase, we assign the shares to employees upon payment of the purchase price minus a discount (funded by us) of one-third of such purchase price.  To be able to purchase our shares for delivery to the employees under the ESOP, we must obtain authorization by our shareholders of a buy back plan pursuant to which we may repurchase shares for purposes of the ESOP.  On May 5, 2005, the shareholders authorized us to purchase up to 12,110,000 shares on the Telematico within the subsequent 18 months, including shares to be delivered to employees under the ESOP.  See “—Buy Back Plan.”  Shares are purchased at current market prices within 20 days of receiving an employee’s request, provided that such prices are not more than 10.0% above or below the market price of the shares on the Telematico on the day prior to such purchase.  Only shares purchased as described above are used to satisfy purchases of shares under the ESOP.  The shares purchased by the employees under the ESOP may not be transferred for a period of three years; as a result, under Italian tax law, the discount we offer under the ESOP is not considered taxable income for the employees.

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

          The ESOP has not been implemented since its inception in 2002.

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

          Italian companies whose shares are listed on a regulated market of the European Union are principally governed by two sets of rules — the Italian Civil Code (applicable to all Italian companies), and the Unified Financial Act (Testo Unico dell’Intermediazione Finanziaria, or “TUF”) of February 24, 1998, No.58, as amended, and implementing regulations thereof (applicable to listed companies).  In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian Civil Code, which came into force on January 1, 2004.  In February 2004, the Italian government amended the TUF to coordinate it with the new corporate law provisions of the Italian Civil Code.  The amendments to the Italian Civil Code and to the TUF constitute the so-called 2004 corporate law reform.  On May 6, 2004, and on May 5, 2005, our shareholders approved a number of amendments to our By-laws required or made possible by the 2004 corporate law reform.  The amendments to our governance system adopted by our shareholders on May 5, 2005, entered into force at the time of our ordinary shareholders’ meeting held on April 10, 2006.  See also “—Corporate Governance System.”  In December 2005, the Italian parliament adopted the Investor Protection Act, which sets forth rules on corporate governance for listed companies aimed at preventing financial scandals.

          Our shareholders approved, on January 26, 2006, the proposal of our board of directors to further amend the By-laws (i) to amend and extend our corporate purpose, and (ii) to increase our share capital by up to €80,000,000 through a rights offer to our shareholders.  See also “—General” and “—Authorization of Shares.”

General

          Our issued share capital consisted of 159,360,037 shares with no par value as of December 31, 2005, and 320,687,920 shares with no par value as of June 23, 2006.  All of the issued shares are fully paid, non-assessable and in registered form.

          We are registered with the Companies’ Registry of the Court of Bologna at n. 59309/98, with registered office at 3, Via A. Cavalieri Ducati, Bologna, Italy.

          As set forth in Article 4 of the By-laws, our corporate purpose is the production and sale of motorcycles, engines and other parts and components, including any type of accessories, tools and other products of any type whatsoever relating to the production and sale of these motorcycles, engines, parts and components.  We are also generally authorized to take any actions necessary or useful to achieve our corporate purpose.  On January 26, 2006, our shareholders amended Article 4 of our By-laws by expressly including financing activities, including granting collateral security and surety for third parties, and technical and financial coordination of companies or organizations in which we have an interest, amongst the secondary activities that we may conduct to accomplish our corporate purpose.

Authorization of Shares

          Additional shares may be authorized in connection with capital increases approved by our shareholders in an extraordinary meeting, but this authorization would generally be given only after recommendation by our board of directors.

          At a meeting on September 7, 1998, our shareholders authorized the issuance of up to 8,148,148 shares that are reserved for distribution to beneficiaries of the 1998 Stock Option Plan.  Our share capital increases each year as Rights are exercised Rights in accordance with the 1998 Stock Option Plan. As of June 23, 2006, 3,343,960 shares had been issued upon exercise of options by beneficiaries under the 1998 Stock Option Plan and options to purchase 4,694,596 shares remained exercisable.  See also “—Share Option Plans.”

          At a meeting on May 2, 2000, our shareholders authorized the issuance of up to 12 million shares, not subject to pre-emptive rights, in connection with the granting of Rights in the years 1999 through 2002 to beneficiaries of the 1999 Stock Option Plan.  At a meeting on May 6, 2004, our shareholders authorized the issuance of up to 1,585,000 shares, not subject to preemptive rights, in connection with the Rights granted in 2004 to beneficiaries of the 1999 Stock Option Plan.  At a meeting on May 5, 2005, our shareholders authorized the issuance of up to 1,588,000 shares, not subject to preemptive rights, in connection with the Rights granted in 2005 to beneficiaries of the 1999 Stock Option Plan.  As of June 23, 2006, no shares had been issued for implementation of the 1999 Stock Option Plan.  See also “—Share Option Plans.”

          As contemplated in the 2006-2008 Business Plan and approved by the board of directors at its meetings on April 13 and May 4, 2006, we successfully completed an  €80,000,000 capital increase on June 23, 2006. See “Item 4.  Information on the Company—History and Development of the Company.”

Form and Transfer of Shares

          Pursuant to the TUF, Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and implementing Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”) of the CONSOB, since January 1, 1999, it is no longer possible for a shareholder to obtain the physical delivery of share certificates representing shares of Italian listed companies.  Shares of Italian listed companies are no longer represented by paper certificates and the transfer and exchange of shares takes place exclusively through an electronic book-entry system.  All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:

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

Dividend Rights

          The payment by us of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting.  Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5.0% of such net income must be allocated to our legal reserve until such reserve is at least equal to 20% of the amount of our issued share capital.  If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses.  Further, the Syndicated Loan Facility, the New Loan, the Banca Intesa Loan and the BPVN Loan restrict our ability to pay dividends if a dividend distribution would cause DMH to violate its financial covenants under those loan facilities.  See “Item 5.  Operating and Financial Review and Prospects—Other Financial Transactions.”  The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

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

Voting Rights

          Shareholders are entitled to one vote per share.  A cumulative voting system applies in case of appointment of members of the board of directors under our new corporate governance system.  See “Corporate Governance System.”

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

Corporate Governance System

          Effective January 1, 2004, Italian stock corporations (società per azioni) may adopt one of two different corporate governance structures, as an alternative to the current traditional Italian model based on a board of directors (consiglio di amministrazione) and a board of statutory auditors (collegio sindacale).  The alternatives include (i) a one-tier model with a single board of directors, including a management control committee (comitato per il controllo sulla gestione) composed of independent non-executive directors (in lieu of the board of statutory auditors), or (ii) a two-tier model, with a management board entrusted with management responsibilities, and a supervisory board entrusted mainly with control and supervisory responsibilities, appointing and removing the members of the management board and approving the corporation’s annual financial statements.

          At an extraordinary meeting on May 5, 2005, our shareholders amended our By-laws, effective as of the ordinary meeting of shareholders held on April 10, 2006, to change our corporate governance system from the traditional Italian model and to adopt a one-tier system.  On April 10, 2006, (i) the terms of office of our former directors expired and new directors were appointed pursuant to the procedures described below in “—Corporate Governance System—Board of Directors”; (ii) the terms of office of the members of our former board of statutory auditors expired, and we no longer have a board of statutory auditors; and (iii) the board of directors has appointed the Management Control Committee from among its members.

Board of Directors

          Since our adoption of a one-tier corporate governance system, our board of directors must consist of seven to fifteen individuals, who are elected by our shareholders at an ordinary meeting according to the cumulative voting system described below.  Members of our board of directors, who may be, but are not required to be, our shareholders, are elected for up to three fiscal years, as determined by the shareholders from time to time, and may be reappointed for successive terms.

          Pursuant to our By-Laws, each shareholder or group of shareholders holding at least 2.0% of our shares may present a slate, listing in progressive order at least seven and up to fifteen individuals.  Slates must be presented at least ten days prior to the date set for the meeting of shareholders on first call.  Each shareholder (or shareholders under common control) may present and vote for only one slate, and each candidate may appear on only one slate.

          In order to be eligible as members of the management control committee at least three members of the canditates on the slate, must be independent according to the criteria described in “—Significant Differences with Corporate Governance Practices under NYSE Rules—Independent Directors” below and must provide evidence of good standing.  Pursuant to our  By-laws, at least one of the first three candidates on each slate must be enrolled in the Italian registry of chartered accountants and have at least three years experience as an accountant.  If the other two candidates of the first three on a slate are not registered chartered accountants, they must either (i) have held for at least three years managerial or control positions in companies whose share capital amounts to at least €2 million, or within governmental entities active in the banking, financial or insurance sectors or in sectors which are closely connected to our business sector, or have had professional or academic experience in legal, economic, financial or technical matters closely connected to our business sector; or (ii) be chosen from individuals who have served as members of our board of directors or board of statutory auditors.

          If only one slate is presented, our board of directors will be composed of the individuals listed on such slate.  If more than one slate is presented, all of the candidates appearing on the slate that obtains the largest number of votes, except for the last one, will be elected as directors; the first candidate on the slate receiving the second-largest number of votes who meets the requirements described above for appointment as member of the Management Control Committee by the board of directors shall be elected as director and appointed as chairman of the Management Control Committee.

          In accordance with the By-laws, the board of directors has complete power of ordinary and extraordinary administration of our business (including the issuance of debt securities not convertible into our shares) and may perform all acts it deems advisable for the achievement of our corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting.  See also “—Meetings of Shareholders.”

          The board of directors must appoint a chairman (presidente) and may appoint a vice-chairman to replace the chairman when he is absent or unavailable.  The chairman of the board of directors and, in his absence, the vice-chairman and the managing directors, if any, are severally our legal representatives.  The board of directors may delegate powers to one or more managing directors (amministratori delegati), and/or to an executive committee composed of directors, and/or to one or more ad hoc committees of directors, determine the nature and scope of the delegated powers of each director and committee and revoke such delegation at any time.  Our By-laws provide that the chairman of the board of directors and, if any, the managing directors are members of the executive committee.  Our executive directors must ensure, under the supervision of the Management Control Committee, that our organizational and accounting structure is appropriate to our business and must report to the board of directors and to the Management Control Committee at least quarterly on the Company’s business and the main transactions carried out by us or by our subsidiaries.

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

          Meetings of the board of directors are called by written notice by the chairman on his own initiative and must be called upon the request of the vice-chairman, any managing director or at least two other directors or upon the request of our Management Control Committee.  Meetings may be held in person, or by video-conference or tele-conference, in any member state of the European Union, the United States and Switzerland.  The quorum for meetings of the board of directors is a majority of the directors in office.  Resolutions are adopted by the vote of a majority of the directors present at the meeting.

          Under Italian law, directors having any interest in a proposed transaction must disclose their interest to the board, even if such interest is not in conflict with the interest of the company in the same transaction.  The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction.  In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director if the approved transaction may be prejudicial to the company.  A managing director having any such interest in a proposed transaction within the scope of his powers must solicit prior board approval of such transaction.  The interested director may be held liable for damages to us resulting from a resolution adopted in breach of the above rules.  Finally, directors may be held liable for damages to their company if they illicitly profit from insider information or corporate opportunities.

          Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting although, if removed in circumstances where there was no just cause, such directors may have a claim for indemnification against us.  Directors may resign at any time by written notice to the board of directors.  The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations to serve until the next ordinary shareholders’ meeting.  If at any time more than half of the members of the board of directors appointed at a shareholders’ meeting resign or otherwise cease to be directors, the entire board of directors will be considered to have lapsed and the remaining members of the board of directors must promptly call an ordinary shareholders’ meeting to appoint a new board of directors.

          The remuneration of directors is determined by shareholders at ordinary shareholders’ meetings.  The board of directors or a committee of such board may determine the remuneration of directors that perform management or other special services for us, such as the Managing Director.  Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

Management Control Committee

          Since our adoption of a one-tier corporate governance system, a management control committee replaced our board of statutory auditors, which under the traditional corporate governance model was the supervisory board entrusted mainly with control and supervisory responsibilities, appointing and removing the members of the management board and approving the company’s annual financial statements.

          Our first Management Control Committee was appointed by the current board of directors at its first meeting and is composed of three independent directors who comply with the membership requirements described above (see “—Board of Directors”), one of whom must come from the slate that obtains the second-largest number of votes, if any such slate has been presented.  The remuneration of the members of the Management Control Committee must be decided by the board of directors if it is not resolved upon by shareholders at the meeting appointing the directors.

          Pursuant to the TUF, the by-laws of listed companies adopting the one-tier governance system must (i) limit the number of mandates that members of a management control committee may have in other companies, and (ii) include clauses ensuring that minority shareholders may elect one member who will be appointed to be part of the management control committee (or two members if the committee is composed of more than three members).  Pursuant to our By-laws, our Management Control Committee must be composed of three directors who may not hold similar positions in more than three other listed companies (not counting our subsidiaries).

          Our By-laws provide for mechanisms to ensure that if a member of the Management Control Committee ceases to be a member of such committee, or of the board of directors, or no longer complies with the requirements described above, that member must be replaced on the Management Control Committee in such a way as to ensure that the membership requirements, and the minority shareholders’ rights as to the appointment, as described above, are satisfied.

          The duties of our Management Control Committee are to verify that we (i) maintain adequate organizational structure, internal controls and administrative and accounting systems and (ii) adequately instruct our subsidiaries to transmit to us information relevant to our disclosure obligations.  Our board of directors may delegate further tasks to the Management Control Committee, in particular with respect to the relationships with our external auditors.

          Our Management Control Committee must also carry out the functions of internal control committee pursuant to the STAR Governance Rules and, to the extent permitted by Italian law, audit committee pursuant to Rule 10A-3.  See “—Significant Differences with Corporate Governance Practices under NYSE Rules—Overview” below.

          Our Management Control Committee is required to meet at least once every ninety days.  Meetings of the Management Control Committee must be called by written notice by the chairman of the Management Control Committee at his own initiative or at the request of any other member, in which case the chairman must call the meeting without delay unless there are valid reasons not to convene it.  Meetings may be held in person, or by video-conference or teleconference.  The quorum for meetings of the Management Control Committee is a majority of its members.  Resolutions must be adopted by the vote of a majority of the members present at the meeting.

          In addition, the members of our Management Control Committee must attend shareholders’ meetings and the meetings of our executive committee if the latter is established.  Our Management Control Committee or two of its members may decide, upon informing the Chairman of the board of directors, to call a meeting of the board of directors or of the executive committee, if the latter is established.  Each member of our Management Control Committee may ask the other directors for information about our business or that of our subsidiaries.  Our Management Control Committee may carry out inspections and verifications on our premises and exchange information with the supervisory bodies of our subsidiaries or our external auditors.

          Our Management Control Committee must report its review activities and any irregularities detected during its review activities at the shareholders’ meeting convened to approve our annual unconsolidated financial statements.  Our executive directors must report to the Management Control Committee at least quarterly the Company’s business and the main transactions carried out by us or by our subsidiaries.

          Any shareholder may submit a complaint to our Management Control Committee regarding facts that such shareholder believes should be subject to scrutiny by the Management Control Committee, which must take any such complaint into account in its report to the shareholders’ meeting.

If shareholders collectively representing 2.0% of our share capital submit such a complaint, the Management Control Committee must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which it shall convene if the complaint concerns serious irregularities and there is an urgent need to take action).

          The Management Control Committee may report to the court having jurisdiction over the Company serious breaches of the duties of the directors which may be prejudicial to us or to our subsidiaries.  Our Management Control Committee is also required to notify CONSOB without delay of any irregularities found during its review activities.  CONSOB may report to the competent court serious breaches of the duties of the members of our Management Control Committee.

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

          Under the TUF, as amended in December 2005 by the Investor Protection Act, the external auditors are appointed by the ordinary shareholders’ meeting for a six-year term (which may not be renewed more than once and which may not be further renewed until three years have elapsed from the termination of the previous appointment).  If the appointment is renewed, the person responsible for the audit must be replaced by another person.  Such appointment must be notified to CONSOB.

          On May 6, 2004, our shareholders appointed KPMG S.p.A., with legal offices at Via Vittor Pisani 25, Milan, Italy, as our external auditors for a third consecutive three-year term, in compliance with the law in force at the time.

Meetings of Shareholders

          Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings.  Votes may be cast personally or by proxy.  Shareholders’ meetings may be called by our board of directors and must be called if requested by holders of at least 10% of the issued shares.  Shareholders are not entitled to request that a meeting of shareholders be convened to resolve upon matters which as a matter of law shall be resolved upon on the basis of a proposal, plan or report by our board of directors.  If the shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, the competent court may call the meeting.

          Shareholders are informed of all shareholders’ meetings to be held by publication of a notice in the MF – Milano Finanza or Finanza & Mercati daily newspapers or in the Official Journal of the Italian Republic (Gazzetta Ufficiale) at least 30 days before the date fixed for the meeting (20 days if the meeting is called at the request of holders of at least 10% of the issued shares).  The above formalities and terms regarding the call notice may be reduced in other very limited circumstances.  As a matter of practice, we publish the notice in a national daily newspaper, as recommended by CONSOB.  Shareholders who, separately or jointly, represent at least 2.5% of our share capital may request, within five days of the publication of the notice convening the meeting, additions to the agenda, specifying in the request the additional items they propose. Such additions to the agenda may not be made for matters on which the shareholders meeting is required by law to resolve on proposals put forward by the directors or on the basis of a plan or report they have prepared.

          Shareholders’ meetings must be convened at least once a year.  Our annual unconsolidated financial statements are prepared by our board of directors and submitted for approval to the ordinary shareholders’ meeting which must be convened within 120 days after the end of the fiscal year to which such financial statements relate.  This term may be extended to up to 180 days after the end of the fiscal year, as long as we are bound by law to draw up consolidated financial statements or if particular circumstances concerning our structure or our purposes so require.  At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the members of the board of directors, determine their remuneration and vote on any business matter the resolution or authorization of which is entrusted to them by law.

          Extraordinary shareholders’ meetings may be called to pass upon the dissolution of the company, the appointment of receivers and similar extraordinary actions.  Extraordinary shareholders’ meetings may also be called to resolve upon proposed amendments to the By-laws, issuance of convertible debt securities, mergers and de-mergers, capital increases and reductions, where such resolutions may not be taken by our board of directors.  In particular, our board of directors may transfer our registered office within Italy or resolve upon other amendments to our By-laws when these amendments are required by law, resolve upon mergers by absorption into us of our subsidiaries in which we hold at least 90% of the issued share capital and reductions of our share capital in case of withdrawal of a shareholder.  Moreover, if, as a result of accumulated losses, our shareholders’ equity decreases to less than two-thirds of our paid-in capital but not below €120,000, and this decrease is not reduced within one-third of our paid-in capital in the fiscal year following that of the original decrease, the corresponding reduction of our share capital is resolved upon by our board of directors and not by our shareholders’ meeting.  Our board of directors may also resolve upon the issuance of shares or convertible debt securities if such powers have been previously delegated to the board of directors by a vote of the extraordinary shareholders’ meeting.

          The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls.”  The extraordinary meeting may be convened on third call through a new notice if the quorum required for shareholder action on second call is not reached.

          The quorum required for shareholder action at an ordinary shareholders’ meeting on first call is at least 50% of the total number of issued shares, while on second call there is no quorum requirement.  In either case, resolutions may be approved by holders of the majority of the shares present or represented at the meeting.  The quorum required at an extraordinary shareholders’ meeting on first, second and third call is at least 50%, more than one-third and at least one-fifth, respectively, of our issued shares.  Resolutions of any extraordinary shareholders’ meeting require the approval of at least two-thirds of the holders of shares present or represented at such meeting.  See also “—Pre-emptive Rights.”

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

          The person exercising the proxy cannot be our subsidiary, a director, auditor or employee of ours or of any of our subsidiaries. Any one proxy cannot represent more than 200 of our shareholders.  See “—Voting Rights.”

Pre-emptive Rights

          Pursuant to Italian law, holders of shares (and holders of convertible bonds) are entitled to subscribe for new issuances of shares, debt securities convertible into shares and any other warrants, rights or options entitling the holders to subscribe for shares in proportion to their holdings, unless such issues are for non-cash consideration or pre-emptive rights are waived or limited by a resolution adopted at an extraordinary shareholders’ meeting by holders of a majority of the issued shares.  There can be no assurance that the U.S. resident owners of shares or owners of ADSs will be able to exercise fully any pre-emptive rights to which the holders of shares are entitled.  Pursuant to our Depositary Agreement with our ADR Depositary, the ADR Depositary, if requested by us, will use its best efforts to sell such warrants, rights or options and will allocate the proceeds of such sale for the account of the ADR owners.

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

          We prepare our financial statements in accordance with IFRS.  See “Presentation Of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects—International Financial Reporting Standards (IFRS).”

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

Liquidation Rights

          Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution in liquidation that is equal to the value of their shares (to the extent available out of our net assets).  Holders of preference shares, if any such shares are issued in the future by us, would be entitled to a priority right to any such distribution from liquidation up to their par value.  Holders of saving shares, if any such shares are issued in the future by us and if our By-laws so provide, would be entitled to a priority right to any distribution from liquidation.  Thereafter, all shareholders would rank equally in their claims to the distribution or surplus assets, if any.  Ordinary shares rank pari passu among themselves in liquidation.

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

          A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled.  Shares purchased and held by us may be resold only pursuant to a resolution of our shareholders adopted at an ordinary shareholders’ meeting.  The voting rights attached to the shares held by us or our subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders’ meetings.  Dividends and other rights, including pre-emptive rights, attached to such shares will accrue to the benefit of other shareholders.  However, our shareholders may authorize the exercise of pre-emptive rights relating to shares owned by us or our subsidiaries.

          The TUF provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiaries must be carried out so as to ensure the equality of treatment among shareholders.  Subject to certain limitations, the foregoing does not apply to shares being purchased by a company from its employees or from the employees of its controlling company or subsidiaries.

          At a meeting held on May 5, 2005, our shareholders approved a buy back plan for the repurchase of up to 12,110,000 of our shares over an 18-month period, replacing the plan approved on May 6, 2004.  See “—Buy Back Plan.”

          As of June 23, 2006, we do not hold any of our own shares.

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

          Cross-ownership of listed companies may not exceed 2.0% of their respective voting shares and cross-ownership between a listed company and an unlisted company may not exceed 2.0% of the voting shares of the listed company and 10.0% of the voting shares of the unlisted company.  If the relative threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of 12 months.  If such company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding.  If it is not possible to ascertain which is the latter company to exceed the threshold, subject to a different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares applies to both of the companies concerned.  The 2.0% limit for cross-ownership is increased to 5.0% on the condition that such limit is exceeded by the two companies concerned only following an agreement authorized in advance by an ordinary shareholders’ meeting of each of them.  Furthermore, if a party holds an interest in excess of 2.0% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2.0% in a listed company controlled by the first party.  In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised.  If it is not possible to ascertain which is the latter party to exceed the limit, the limitation on voting rights applies to both, subject to any different agreement between the two parties.  Any shareholders’ resolution taken in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of such votes.  The foregoing provisions in relation to cross-ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359 bis of the Italian Civil Code and following the procedures described under “—Purchase by Us of Our Own Shares”; however, certain restrictions on the manner of purchase apply.

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

          Dissenting or absent shareholders may require us to buy back their shares for the average closing price of the previous six months as a result of shareholders’ resolutions approving, among other things, material modifications to our corporate purpose or of the voting rights of our shares, our transformation from a stock corporation into a different legal entity, the transfer of our registered seat outside Italy or the de-listing of our shares from Telematico.

          Each shareholder may bring to the attention of our Management Control Committee facts or acts which are deemed wrongful.  If such shareholders represent more than 2.0% of our share capital, our Management Control Committee must investigate without delay and report its findings and recommendations to the shareholders’ meeting.

          Shareholders representing more than 2.5% of our share capital have the right to report to the court having jurisdiction over us serious breaches of the duties of our directors which may be prejudicial to us or to our subsidiaries.  In addition, shareholders representing at least 2.5% of our share capital may commence derivative suits before the court having jurisdiction over us against our directors, statutory auditors and general managers.  We may waive or settle the suit unless shareholders holding at least 2.5% of the shares vote against such waiver or settlement.  We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

          Minority shareholders may appoint a member of our board of directors pursuant to the cumulative voting system described in “—Corporate Governance System – Board of Directors” above.  The director appointed by the minority shareholders will then be appointed by the board of directors as chairman of our Management Control Committee.

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

          Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when:  (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any Ordinary Shares exceeding the 30% threshold and (b) to sell any shares exceeding the 30% threshold within 12 months from the date of purchase); (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding Ordinary Shares, (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB, (iv) the 30% threshold is exceeded as a result of transfers of Ordinary Shares among related persons, (v) the 30% threshold is exceeded as a result of the exercise of pre-emptive rights, (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the shareholders of the company whose shares would otherwise be the target of the tender offer.  The TUF provides further that the acquisition of an interest above 30% of the Ordinary Shares of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on all of the Ordinary Shares of the company.  If a person exceeds the above 30% threshold as a result of a public tender offer launched on 60% or more, but on less than all, of the Ordinary Shares of the company, the person concerned is exempted from the obligation to launch a 100% tender offer if (i) the tender offer has been approved by shareholders of the company holding a majority of the Ordinary Shares (excluding the offeror and the current majority shareholder), and (ii) the offeror (its subsidiaries, controlling person, related companies and other person connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the Ordinary Shares of the company in the preceding 12 months; CONSOB shall ensure compliance with these conditions before allowing the offer to be launched.  After such an offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the Ordinary Shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than an additional 1% of the Ordinary Shares of the company, or (ii) if the company approves a merger or split-up.

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

Liability for Mismanagement of Subsidiaries

          Pursuant to the 2004 corporate law reform, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages.  This liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers.  Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.  As of June 23, 2006, we are not subject to the direction and coordination powers of any entity because we actually independently take all the decisions regarding the management of our company.  However, we exercise direction and coordination power over our subsidiaries Ducati Retail S.r.l., Ducati Corse S.r.l. and Ducati Consulting S.r.l.

Significant Differences with Corporate Governance Practices under NYSE Rules

Overview

          Corporate governance rules for Italian stock corporations whose shares are listed on the Italian Stock Exchange (the “ISE”), are set forth in the Italian Civil Code, in the TUF and in the corporate governance rules set forth by the voluntary code of corporate governance issued by the ISE (the “Corporate Governance Code”).  As described in more detail below, these Italian corporate governance rules differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Listed Company Manual.

          As a general rule, our main corporate bodies are governed by the Italian Civil Code and the TUF and are assigned specific powers and duties that are legally binding and from which there can be no derogation.  The Corporate Governance Code builds on this general framework and sets forth recommendations for responsible corporate governance intended to reflect generally accepted best practice.  While these recommendations are not legally binding, the regulations issued by the ISE require that its listed companies issue an annual compliance report disclosing which recommendations, if any, are not being followed and why, and as part of the STAR admission requirements set forth by the ISE regulations, we are required to comply with certain rules contained in the Corporate Governance Code (the “STAR Governance Rules”).  The annual compliance report must also contain a general description of our corporate governance system.  As stated in our annual compliance report to the ISE, issued on March 24, 2006, we comply with the STAR Governance Rules and are substantially in compliance with the other rules set forth in the Corporate Governance Code.

          Recently ISE has issued and published a new Code of Corporate Governance: the listed companies are invited to comply with the new Code of Corporate Governance by the end of the current fiscal year and to state said compliance in the annual compliance report to the ISE to be issued in 2007.

          We currently follow a one-tier corporate governance system, with a board of directors (consiglio di amministrazione), including a Management Control Committee (comitato per il controllo sulla gestione).  See “—By-Laws—Corporate Governance System” for a description of the powers and duties of our board of directors and of our Management Control Committee.

The members of the board of directors owe duties of loyalty and care to us.  As required by Italian law, a firm of external auditors is in charge of auditing our financial statements.  See “—By-Laws—External Auditors.”  The members of our board of directors and the firm of external auditors are directly and separately appointed by shareholder resolution at our general shareholders’ meetings.

          Our Management Control Committee must carry out the functions of internal control committee established by our board of directors as required by the Star Governance Rules. As internal control committee, our Management Control Committee is mainly responsible for assessing the adequacy of our internal control system and for relations with our external auditors.  See “Item 6. Directors, Senior Management and Employees—Board Committees.”  Our Management Control Committee also serves as our audit committee for purposes of complying with Rule 10A-3 and NYSE listing standards, to the extent permitted by Italian law.  See “—By-Laws—Corporate Governance System.”

          Following is a summary of the significant differences between Italian corporate governance rules and practices as we have implemented them and those applicable to U.S. issuers under NYSE listing standards, as set forth in the NYSE Listed Company Manual.

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

          Compliance with the independence requirements is assessed periodically by our board of directors.  As of March 24, 2006, the date of this year’s annual compliance report to the ISE, our board consisted of 11 directors, seven of whom qualified as independent directors under the STAR Governance Rules.

          The members of our Management Control Committee must meet independence requirements mandated by Italian law.  Their independence is assessed on the basis of a few general principles, rather than detailed rules.  In particular, a person who (i) is a director, or the spouse or a close relative of a director, of our company or any of our affiliates; (ii) has an employment or consulting or similar relationship with our company or any of our affiliates; or (iii) has an economic relationship with us or any of our affiliates which might compromise his/her independence, cannot be appointed to our Management Control Committee.  Although there is no formal cooling off requirement, if a member of the Management Control Committee who is a registered chartered accountant (i) during his term entertains, or entertained in the two years prior to the appointment, a regular or material consulting relationship with the company that appointed him as member of the Management Control Committee or with any of its subsidiaries, or (ii) during his term is employed by, or serves as a director of – or was employed or served as a director in the three years prior to the appointment – the company that appointed him as member of the Management Control Committee or any of its controlling entities, such member’s license may be suspended or withdrawn.]  Finally, we are required to provide in our By-laws a mechanism to permit minority shareholders to elect one member of the Management Control Committee who shall also be appointed chairman.  See “—By-Laws—Current Corporate Governance System—Statutory Auditors.”

          At least three members of our board of directors have to meet the independence requirements applicable to the members of our Management Control Committee described above.  See also “—Audit Committee and Internal Audit Function” below for a description of further independence requirements of the members of our Management Control Committee.

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

          Our practice.  In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions.  The members of our Management Control Committee are required to meet at least once every 90 days.

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

          Our practice.  Our Management Control Committee serves as our “audit committee” for purposes of complying with Rule 10A-3, to the extent permitted by Italian law.  See “—By-Laws—Corporate Governance System.” In order to comply with Rule 10A-3 our Management Control Committee has assumed the following functions: approve procedures, which may include delegation of pre-approval authority to one or more designated members of the committee, for the retention of the External Auditors for any permitted audit service other than the audit of our financial statements and any permitted non-audit service, and determine the fees for such services;  oversee, to the extent permitted under Italian law, the work of the External Auditors, including (i) resolution of disagreements between management and the External Auditors regarding financial reporting, and (ii) assessment of the External Auditors’ work plan concerning the carrying out of the Company’s audit and their audit reports and letters of recommendations; exchange information and consult with the External Auditors, including with respect to obtaining, reviewing and discussing reports from the External Auditors regarding:  (1) all critical accounting policies and practices to be used; (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with our management officials, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the External Auditors and the reasons for favoring that treatment; and (3) other material written communications between the External Auditors and our management, such as any management letter or schedule of unadjusted differences; establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; review with the Chief Executive Officer and the Chief Financial Officer our disclosure controls and procedures on an annual basis, including management’s conclusions about the effectiveness of such disclosure controls and procedures and any material non-compliance with them; review with management and the External Auditors the financial information to be included in the Company’s Annual Report on Form 20-F;

          The three members of our Management Control Committee comply with the independence requirements set out in Rule 10A-3 in addition to those set out under the STAR Governance Rules.

          We have an internal audit function, which we have not outsourced.

Compensation Committee

          NYSE domestic company standards.  Under NYSE standards, the compensation of the chief executive officer of a U.S. domestic company must be approved by a compensation committee (or equivalent) composed entirely of independent directors.  The compensation committee must also make recommendations to the board of directors with regard to the compensation of other executive officers, incentive compensation plans and equity-based plans that are subject to board of directors’ approval.  Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

          Our practice.  As a matter of Italian law, the compensation of executive directors is determined by the board of directors, while our shareholders determine the compensation of non-executive directors.  The compensation of our executive directors, including the chairman and the Managing Director, is proposed by our compensation committee and approved by our board of directors.  See “Item 6. Directors, Senior Management and Employees—Board Committees.”  Our equity-based compensation plans are proposed by our board of directors, after consultation with our compensation committee, and approved by our shareholders.  The Corporate Governance Code recommends that a majority of the members of the compensation committee be non-executive directors.  All of the four members of our compensation committee are non-executive directors (one of whom qualifies as independent under the STAR Governance Rules).  Our compensation committee does not produce a compensation report.  We disclose the compensation of each of the members of our board of directors (including our Managing Director) in our annual financial statements prepared in accordance with Italian law as well as in Item 6 of this annual report on Form 20-F.

Nominating Committee

          NYSE domestic company standards.  Under NYSE standards, a U.S. domestic company must have a nominating/corporate governance committee (or equivalent) composed entirely of independent directors that, among other things, is responsible for nominating directors and board committee members.

          Our practice.  We do not have a nominating/corporate governance committee (or equivalent) responsible for nominating our directors or our board committee members.  Directors may be nominated by any of our shareholders, and the board of directors appoints the members of its committees and our Managing Director without prior nomination by any committee.  Members of our board of directors are elected according to a cumulative voting system, with slates presented by shareholders holding, individually or collectively, at least 2.0% of our shares, so as to allow our minority shareholders to elect one member of our board of directors, who will also be appointed as the chairman of the Management Control Committee.  See “—By-Laws—Corporate Governance System—Board of Directors.”

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

          As of April 1, 2006, we have adopted (i) the Company’s internal dealing code drafted in accordance with section 114 comma 7 TUF, as amended, and sections from 152-sexies to 152-octies Regulation No. 11971, and (ii) the procedure for the holding of the Group Register of persons and/or entities having access to privileged information, pursuant to section 115-bis TUF and sections 152-bis and following Regulation No. 11971.

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

          Our practice.  Under the NYSE rules, as of July 31, 2005, we are required to submit an annual written affirmation to the NYSE, within 30 days of the filing of our annual report on Form 20-F with the U.S. Securities and Exchange Commission, regarding our compliance with applicable NYSE corporate governance standards.  We are also required to submit to the NYSE an interim written affirmation any time we are no longer eligible to rely on, or choose to no longer rely on, a previously applicable exemption provided by Rule 10A-3, or if a member of our audit committee ceases to be deemed independent or an audit committee member had been added.  In addition, under NYSE rules, our chief executive officer must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by us with NYSE corporate governance standards.

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

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to our ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

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

          Generally, a capital gains tax (“CGT”), levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy.  A “non-qualified” shareholding is constituted by an interest in DMH which does not reach the thresholds described above.  However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as the DMH shares, even when such shareholdings are held in Italy. A statement whereby the holder declares to be a non-Italian resident may be required in order to benefit from this exemption.

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

          Gains realized by U.S. holders on the sale or other disposition of ADSs or shares generally will be subject to U.S. federal income tax as capital gains.  Such gain will be long-term capital gain if the ADSs or shares were held for more than one year.  The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20.0%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2011 generally is subject to taxation at a maximum rate of 15.0%.  Deposits and withdrawals of shares by a U.S. holder in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Documents on Display

          We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers.  In accordance therewith, we file reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the U.S. Securities and Exchange Commission.  These materials, including this annual report on Form 20-F, are available for inspection and copying at the Commission’s Public Reference Room at 100 F Street, N.W., Washington D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  As a foreign private issuer, we were not required to make filings with the Commission by electronic means prior to November 4, 2002.  Any filings we make electronically will be available to the public over the Internet at the Commission’s website at www.sec.gov.  Information appearing on the Commission’s website is not incorporated by reference into this annual report.  This annual report and other reports and information filed by us with the Commission will also be available for inspection by ADS holders at the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

          Our primary market risk exposure is foreign currency risk, which can adversely affect our revenues and operating profits.  To manage this risk, we enter into forward exchange contracts.  At December 31, 2005, we had €39.7 million net in forward exchange contracts (both sales and purchases), compared to €23.9 million at December 31, 2004.  We are also exposed to interest rate risk associated with short and long-term bank loans bearing variable interest rates.  To manage this interest rate risk exposure, we enter into interest rate swap agreements.

          The following discussion should be read in conjunction with Notes 34 to our audited financial statements, which provide more information on our derivative instruments.

Exchange Rate Sensitivity

          As our sales are denominated in various foreign currencies (primarily the U.S. dollar, Japanese yen and U.K. pound sterling, in which collectively 33.3% of our sales were denominated in 2005), our sales and operating results are affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses as well as the effect of such fluctuations on the translation into the euro of the foreign currency – denominated results of operation of our foreign subsidiaries operating outside the euro zone.

          We engage in certain foreign exchange transactions to hedge portions of our transactional exposure to fluctuations in exchange rates between the euro and these foreign currencies.  Our currency exchange rate hedging policy until December 2003 was to cover, during the last quarter of each year, the sales in the coming year.  Beginning January 2004, we hedged the expected cash flow from sales denominated in foreign currencies for the subsequent 18 months on a rolling basis.  However, at the end of 2004, we revised our hedging policy; our new hedging policy consists of six-month rolling coverage that is consistent with the amount of our orders and receivables in currencies that we normally have in place.  We are not a party to leveraged derivatives and do not hold or issue derivative instruments for speculative purposes.

          The table below provides information at December 31, 2005, about our receivables and derivative financial instruments by functional currency and presents such information in euro.  The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates.  The estimated fair value of receivables is considered to approximate their carrying value because receivables have a short maturity.  For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates.  These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

	Expected Maturity Date					Total	Fair Value

At December 31, 2005	2006	2007	2008	2009	Beyond 2009

	(euro equivalent in thousands, except exchange rate information)
Receivables
U.K. Pound Sterling	5,263,292						5,263,292
U.S. Dollar	24,962,221						24,962,221
Japanese Yen	30,689,082						30,689,082
Australian Dollar	4,479,008						4,479,008
CHF (Swiss francs)	2,713,475						2,713,475
Forward Exchange Contracts
U.K. Pound Sterling
Notional Amount	17,627						(137)
Average contract exchange rate	0.6907
U.S. Dollar
Notional Amount	27,294						(343)
Average contract exchange rate	1.2054
Japanese Yen
Notional Amount	3,630						(23)
Average contract exchange rate	137.7284
Australian Dollar
Notional Amount	8,516						32
Average contract exchange rate	1.6234
CHF
Notional Amount	5,628						26
Average contract exchange rate	1.5391
Options
U.S. Dollar	—
Japanese Yen	—

          At December 31, 2005, the aggregate notional amount of our outstanding forward exchange contracts was €62.7 million.  We had forward exchange contracts denominated in U.K. pounds sterling with a notional amount of €17.6 million (with an average contract exchange rate of £0.69); in U.S. dollars with a notional amount of €27.3 million (with an average contract exchange rate of US$1.2054); in Australian dollars with a notional amount of €8.5 million (with an average contract exchange rate of AUD 1.6234); in Japanese yen with a notional amount of €3.6 million (with an average contract exchange rate of JPY 137.7284); and in Swiss franc with a notional amount of €5.6 million (with an average contract exchange rate of CHF 1.5391).

Interest Rate Sensitivity

          In 2005, our primary source of debt financing was the Syndicated Loan Facility, which we entered into on May 9, 2005.

          We used the €63.6 million, five-year credit line under the facility to repay the €54.2 million outstanding principal amount of our notes due May 31, 2005 and to repay loans taken out to repurchase part of the Notes.  The Notes had been our primary source of financing before we repaid them with the proceeds from the Syndicated Loan Facility.  The Notes were subject to a fixed interest rate of 6.50% per annum and did not expose us to substantial market risk for changes in interest rates.  See “Item 5.  Operating and Financial Review and Prospects—Other Financial Transactions—Syndicated Loan Facility.”  The Syndicated Loan Facility bears interest at variable interest rates, which exposes us to greater market risk for changes in interest rates.  However, as described below, by using interest rate swaps related to these loans, we effectively converted our debt under these loan agreements into fixed rate debt to minimize our interest rate risks.]  We are managing our interest rate exposure under the five-year credit line of €63.6 million through the use of an interest rate swap entered into on May19, 2005, that effectively fixes the interest rate on the five-year credit line at 2.755.

          A hypothetical, instantaneous increase of one percentage point in the interest rates applicable to our variable interest rate debt would have increased our interest expense for the year ended December 31, 2005 by approximately €1.2 million.  This sensitivity analysis is calculated for the drawn down credit lines with variable interest rates (drawn down credit lines with fixed interest and drawn down credit lines with variable interest rates with collateral interest rate swap transactions are not included).

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

Item 15.  Disclosure Controls and Procedures

          We have evaluated under the supervision and with the participation of our management, including our managing director and manager of finance, the effectiveness of our disclosure controls and procedures as of December 31, 2005.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our managing director and manager of finance concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our managing director and manager of finance, as appropriate to allow timely decisions regarding required disclosure.

          There was no change in our internal control over financial reporting during 2005 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

          Our Management Control Committee fulfils the role of audit committee for purposes of complying with Rule 10A-3, to the extent permitted by Italian law.  Our board of directors has determined that a member of our management control committee, Matteo Tamburini, is an “audit committee financial expert” within the meaning of this Item 16A.  Gianpiero Paoli, Matteo Tamburini and Roberto Consonni are “independent” as defined by Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

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

Item 16C.  Principal Accountant Fees and Services Audit and Non-Audit Fees

          The following table sets forth the fees billed to us by our independent auditors, KPMG S.p.A. (“KPMG”), during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,

	2004	2005

	(in thousand of euro)
Audit fees	513	694
Audit-related fees	317	55
Tax fees	40	—
Other fees	—	—

Total fees	870	749

          Audit fees in the above table are the aggregate fees billed by KPMG to the various companies of the Group in connection with the audit of our annual financial statements and the review of our interim financial statements.  Audit-related fees in the above table are the aggregate fees billed by KPMG for other services, primarily provided in relation to accounting due diligence to support our evaluation of potential acquisitions, the transition to IFRS, and the opinion we are required by law to obtain in connection with the increase in capital relating to our stock option plans and the Capital Increase.  Tax fees in the above table are fees billed by KPMG for tax compliance and other tax advice.  All audit and non-audit services were pre-approved by our internal control committee.

Audit Committee Approval Policies and Procedures

          For the appointment of our independent auditor, as required under Italian law, our board of directors submits a resolution to our shareholders’ meeting, which is responsible for the appointment.  On May 6, 2004, our shareholders appointed KPMG as our independent auditors for a third consecutive three-year term.  See “Item 10. Additional Information—By-Laws—External Auditors.”

          Following the shareholders’ meeting of April 10, 2006, and the entry into force of the one-tier corporate governance system, the Management Control Committee has replaced the internal control committee and serves as our audit committee.  See “Item 10. Additional Information—By-Laws—One-Tier Corporate Governance System”

Item 16D.  Exemptions from the Listing Standards for Audit Committees

          Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchaser

          The following table provides information on Ducati’s purchases of its shares in 2005:

2005	Total Number of Shares Purchased (a)	Average Price Paid per Share in euro (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (d)

January 1-31				12,080,786
February 1-29				12,080,786
March 1-31				12,080,786
April 1-30				12,080,786
May 1-31				12,080,786
June 1-30				12,080,786
July 1-31				12,080,786
August 1-31				12,080,786
September 1-30				12,080,786
October 1-31				12,080,786
November 1-30				12,080,786
December 1-31				12,080,786
Total	—	—	—	12,080,786

(d) At a May 5, 2005, meeting, our shareholders approved a plan (the “2005 Buy Back Plan”) pursuant to which, at the direction of our Managing Director or our Manager of Finance, Investor Relations and Internal Controls, severally, duly empowered by our board of directors, we were authorized to repurchase on the Telematico up to 12,110,000 of our shares (representing approximately 7.6% of our then issued and paid-in Share Capital, in order to: retain such shares as treasury shares; transfer such shares either to beneficiaries of the Employee Stock Ownership Plan or the 1999 Stock Option Plan, as required thereunder; or dispose, subject to applicable law, of such shares on the Telematico to maintain liquidity of our shares on such stock exchange.

          See “Item 10. Additional Information—Buy Back Plan.”

Item 17.  Financial Statements

          Not applicable.

Item 18.  Financial Statements

Item 19.  Exhibits

Exhibit Number	Description

1.1	By-laws of the Company, amended and restated as of June23, 2006 (in English translation).

2.1

Deposit Agreement among Ducati Motor Holding S.p.A. and The Bank of New York, as Depositary, and the owners of American Depositary Receipts, dated March 31, 1999 (incorporated by reference to our Registration Statement on Form F-6, File No. 333-10026).

4.1

Summary in the English language of the Syndicated Loan Facility among Ducati Motor Holding S.p.A., Ducati Corse S.r.l., UniCredit Banca Mobiliare S.p.A., as Administrative Agent, and the lenders named therein, dated May 9, 2005, and amended as of February 13, 2006, in the aggregate principal amount of €100,000,000.

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

DUCATI MOTOR HOLDING S.P.A.

/s/ Federico Minoli

Federico Minoli
Managing Director

/s/ Enrico D’Onofrio

Enrico D’Onofrio
Manager of Finance

Date: July 14, 2006

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Ducati Motor Holding S.p.A.

We have audited the accompanying consolidated balance sheets of Ducati Motor Holding S.p.A. and subsidiaries (the “Ducati Group”) at December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2005. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule (Schedule II — Valuation and Qualifying Accounts). These consolidated financial statements and the financial statement schedule are the responsibility of the management of Ducati Motor Holding S.p.A. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ducati Motor Holding S.p.A. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 37 to the consolidated financial statements, in 2005 the Ducati Group changed its basis of accounting from accounting principles generally accepted in Italy to International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 38, 39 and 40 to the consolidated financial statements.

/s/ KPMG S.p.A.

Bologna, Italy

July 7, 2006

Ducati Motor Holding S.p.A. and subsidiaries
Consolidated Balance Sheets
(expressed in € ‘000)

	Notes	Year ended December 31, 2005	Year ended December 31, 2004

Current assets
Cash and cash equivalents	16	53,017	49,327
Accounts receivable, net	2	102,232	118,622
Inventories, net	3	81,380	92,293
Other current assets	4	9,217	25,787

Total current assets		245,846	286,029

Non-current assets
Property, plant and equipment, net	5	66,556	70,288
Goodwill and intangible assets with an indefinite life	6	86,050	86,050
Other intangible assets, net	7	39,665	38,268
Equity investments	8	20	20
Deferred income tax assets	9	24,662	21,665
Other non-current assets		386	403

Total non-current assets		217,339	216,694

Total assets		463,185	502,723

Current liabilities
Short term bank borrowings	16	64,148	151,080
Accounts payable	10	85,203	77,463
Income and other taxes payable	11	5,537	8,298
Other current liabilities	12	20,202	15,936
Provisions for risks and charges - current portion	13	18,621	4,726

Total current liabilities		193,711	257,503

Long-term liabilities
Long-term debt, net of current portion	16	125,824	63,782
Employees’ leaving entitlements	14	9,669	8,482
Deferred income taxes	15	13,697	12,207
Income and other taxes payable	11	—	1,292
Provisions for risks and charges - long-term portion	13	1,525	1,663

Total long-term liabilities		150,715	87,426

Total liabilities		344,426	344,929

Shareholders’ equity	17
Share capital		82,867	82,590
Reserves		75,559	72,606
Retained earnings (losses)		1,780	6,051
Profit (loss) for the period		(41,464)	(3,469)

Total shareholders’ equity attributable to the Group		118,742	157,778

Shareholders’ equity attributable to minority interest		17	16

Total shareholders’ equity		118,759	157,794

Total liabilities and shareholders’ equity		463,185	502,723

See accompanying notes to consolidated financial statements

Ducati Motor Holding S.p.A. and subsidiaries
Consolidated Statements of Income
(expressed in € €’000, except per share data which is stated in €)

	Note	Year ended December 31, 2005	Year ended December 31, 2004

Revenues	22	320,847	363,359
Cost of sales	23	(262,392)	(276,708)

Gross profit		58,455	86,651
Other income	25	34,184	30,810
Distribution costs	26	(89,443)	(87,490)
General and administrative expenses	27	(21,855)	(19,564)
Other expenses		(1,978)	(1,226)
Restructuring reserve	13	(13,000)	—

Operating profit (loss)		(33,637)	9,181
Interest income	28	3,242	2,320
Interest expense	29	(9,366)	(10,836)
Foreign exchange gain (loss), net	30	(1,191)	4,690

Profit (loss) before income taxes		(40,952)	5,355
Income taxes	31	(511)	(8,824)

Net profit (loss)		(41,463)	(3,469)
Net profit (loss) attributable to minority interest		(1)	—

Net profit (loss) attributable to the Group		(41,464)	(3,469)
Net profit (loss) per share, basic		(0.26)	(0.02)
Net profit (loss) per share, diluted		(0.26)	(0.02)
Number of shares outstanding		159,360,037	158,826,407

See accompanying notes to consolidated financial statements

Ducati Motor Holding S.p.A. and subsidiaries
Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2005 and 2004
(expressed in € ‘000, except share data which is stated in number of shares)

	Shares Number	issued Amount	Share premium	Transition reserve to IFRS	Cumulative translation adjustment	Reserve for own shares	Other reserves	Retained earnings (losses)	Total	Minority interest	Total Shareholders’ equity

Balance at December 31, 2003 in accordance with Italian GAAP	158,500,963	82,420	19,488	—	534	391	49,518	6,048	158,399	—	158,399
Adoption of IFRS January 1, 2004	—	—	—	3,577	(534)	—	-3	3	3,043	—	3,043

Balance at December 31, 2003 in accordance with IFRS	158,500,963	82,420	19,488	3,577	—	391	49,515	6,051	161,442	—	161,442
(Note 37)
Changes in shareholders’ equity during 2004:
Loss of the year	—	—	—	—	—	—	—	(3,469)	(3,469)	16	(3,453)
Items recognized directly in equity	—	—	(2,892)	—	(989)	2,892	—	—	(989)	—	(989)
Other	—	—	(1)	1	—	—	—	—	—	—	0

Total changes in shareholders’ equity due to operations	—	—	(2,893)	1	(989)	2,892	—	(3,469)	(4,458)	16	(4,442)
Increase in capital	325,444	170	66	—	—		—	—	236	—	236
Stock option compensation	—	—	—	—	—	—	558	—	558	—	558

Total changes in shareholders’ equity attributable to equity holders	325,444	170	66	0	0	0	558	0	794	0	794

Balance at December 31, 2004	158,826,407	82,590	16,661	3,578	(989)	3,283	50,073	2,582	157,778	16	157,794

(note 37)
Adoption of IAS 32,39 at January 1, 2005	—	—	—	64	—	(3,283)	—	—	(3,219)	—	(3,219)

Balance at January 1, 2005	158,826,407	82,590	16,661	3,642	(989)	—	50,073	2,582	154,559	16	154,575
Changes in shareholders’ equity during 2005:
Allocation of result of the year 2004	—		—	—	—	—	802	(802)	—	—	0
Loss of the year	—	—	—	—	—	—	—	(41,464)	(41,464)	1	(41,463)
Items recognized directly in equity	—	—	2,225	—	1,799	—	—	—	4,024	—	4,024

Total changes in shareholders’ equity due to operations	—	—	2,225	—	1,799	—	802	(42,266)	(37,440)	1	(37,439)
Increase in capital	533,630	277	108	—	—	—	—	—	385	—	385
Stock option compensation	—	—	—	—	—	—	1,238	—	1,238	—	1,238

Total changes in shareholders’ equity attributable to equity holders	533,630	277	108	—	—	—	1,238	—	1,623	—	1,623

Balance at December 31, 2005	159,360,037	82,867	18,994	3,642	810	—	52,113	(39,684)	118,742	17	118,759

See accompanying notes to consolidated financial statements.

Ducati Motor Holding S.p.A. and subsidiaries
Consolidated Statements of Cash Flows
(expressed in € ‘000)

		Year ended December 31, 2005	Year ended December 31, 2004

Cash flow form operating activities
Net profit (loss)		(41,464)	(3,469)
Adjustment to reconcile net profit (loss) to net cash provided by (used in) operating activities:
-	Non-cash items for stock options	1,238	558
-	Foreign exchange translation adjustment	1,799	(989)
-	Depreciation and amortisation	24,094	27,330
-	Write down of intangible assets	9,270	—
-	Income taxes paid	(4,230)	(5,268)
Changes in operating assets and liabilities:
-	Working capital	35,043	(6,293)
-	Other current assets	1,570	2,517
-	Other current liabilities	4,266	6
-	Other payable to tax authorities	177	2,646
-	Deferred tax assets	(2,997)	3,628
-	Deferred tax liabilities	1,490	2,205
-	Employees’ leaving entitlement	1,187	711
-	Provisions for risks and charges	757	(140)
-	Restructuring Reserve	13,000	—
-	Other changes	(3,219)	—

Cash flow provided by operating activities (A)		41,981	23,442

Cash flow provided by (used in) investing activities
Purchase of property, plant and equipment		(10,928)	(10,613)
Purchase of intangible fixed assets		(20,455)	(15,099)
Disposals of property, plant and equipment		354	219
Disposals of other long-term assets		17	139

Cash flow used in investing activities (B)		(31,012)	(25,354)

Cash flow from operating activities, net of cash used in investing activities (A-B)		10,969	(1,912)

Cash flow from financing activities
Syndicated loan		62,123	—
Increase (decrease) in other long term debts		(81)	(43,239)
Bond repayment		(54,164)	(21,500)
Credit link cashed		15,000	—
Increase (decrease) in other short-term borrowings		(30,711)	86,833
Interest paid		(3,358)	(7,290)
Interest received		1,301	2,210
Changes in minority interest		1	16
Increase in share capital and reserves		2,610	236

Cash flow provided (used) by financing activities		(7,279)	17,266

Net increase (decrease) in cash and cash equivalents		3,690	15,354

Cash and cash equivalents at beginning of year		49,327	33,973

Cash and cash equivalents at end of year		53,017	49,327

See accompanying notes to consolidated financial statements

Ducati Motor Holding S.p.A. and subsidiaries

Notes to consolidated financial statements

1. Organization and summary of significant accounting policies

Ducati Motor Holding S.p.A. (the “Company”) is a limited liability share capital company registered in Italy.

Ducati Motor Holding S.p.A. and subsidiaries (“Ducati” or the “Group”) operate in more than 8 countries and are engaged in the production and sale of motorcycles, spare parts, accessories and clothing under the “Ducati” brand name. The Company is based in Bologna (Italy).

Ducati Motor Holding S.p.A. was incorporated as TPG S.p.A. on May 29, 1996 to acquire the Ducati motorcycles business (the “Predecessor Business”) in a leverage buyout. The Ducati motorcycle business had been previously carried out by certain subsidiaries of Cagiva S.p.A. (“Cagiva Group”).

On July 25 and September 26, 1996, the Company entered into certain agreements with Cagiva Group to acquire the Predecessor Business (the “Acquisition”) for consideration of both cash and 49% of the share capital of Holding (6,860,000 ordinary shares, without giving effect to the subsequent share split, with a nominal value of € 35,429 thousand). The Acquisition was accounted for as a purchase. Accordingly, the purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values as determined by a court appointed expert. The excess of the purchase consideration (excluding incidental acquisition costs) over the fair value of the net assets acquired, as calculated under Italian GAAP, was allocated, first, to identifiable intangible assets (trademark and the Cagiva Group agreement not to compete) with the remainder to “goodwill”. The allocation of the total purchase consideration was as follows (in thousand of Euro):

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

In connection with a re-organization of the Ducati distributorships and in addition to Ducati North America Inc. already existing at the time of the acquisition, certain subsidiaries were incorporated (Ducati Motor Deutschland GmbH and Ducati France S.A.S. during 1997, Ducati Japan KK and Ducati North Europe B.V. during 1998 and Ducati U.K. Limited during 1999), to manage distribution directly in those markets, when the distributorship rights and inventories were acquired from the third party distributors; these subsidiaries are all wholly owned. Another subsidiary, Ducati Corse S.r.l., currently 100% owned, was formed in 1998 to manage motor racing activity.

Considering the new opportunities offered by the Internet and the success of the MH900 Evoluzione, on July 14, 2000, the Company incorporated a new subsidiary, “Ducati.Com S.r.l.”, merged in 2004 into Ducati Motor Holding S.p.A. The sole director was Federico Minoli.

On April 14, 2004, Ducati Retail S.r.l. was incorporated, and capital quotas were held 99% by Ducati Motor Holding S.p.A. and 1% by third parties. This new subsidiary is responsible for the retail sales of Ducati products in areas not served by the established distribution network. The activity principally consists in selling motorcycles used by journalists at shows and trade fairs, as well as the retailing of clothes and accessories in the shop located at Bologna airport.

On  May  6,  2004, Ducati Consulting S.r.l. was incorporated,  and capital quotas were held 85% by Ducati Motor Holding S.p.A. and 15% by third parties. This new subsidiary provides consultancy and logistic services to all businesses within the Ducati Group, as well as to their suppliers and third parties in general.

The consolidated financial statements as of December 31, 2005 and 2004 include the financial statements of Ducati Motor Holding S.p.A. and the following subsidiary companies:

			% held		% held by Group

Company	Location	Share Capital	directly	ind.	December 31, 2005	December 31, 2004

		€ 000
Ducati Deutschland G.m.b.H.	Cologne (D)	256	100%	—	100%	100%
Ducati France S.A.S.	Paris (F)	605	100%	—	100%	100%
Ducati Japan K.K.	Tokyo (J)	134	100%	—	100%	100%
Ducati North Europe B.V.	The Hague (N)	19	100%	—	100%	100%
Ducati U.K. Limited	Milton Keynes (U.K.)	79	100%	—	100%	100%
Ducati North America Inc.	Cupertino (USA)	352	100%	—	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	100%	—	100%	100%
Ducati Retail S.r.l.	Bologna (I)	110	99%	—	99%	99%
Ducati Consulting S.r.l.	Bologna (I)	100	85%	—	85%	85%
Ducati Desmo Finance 1 S.r.l.	Conegliano (I)	10	—	—	—	—

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati U.K. Limited has been translated to euro using the historical exchange rates.

There were no changes in the area of consolidation in 2005 with respect to 2004.

Ducati Desmo Finance 1 S.r.l. has been included within the scope of consolidation in accordance with SIC 12, for the reasons described in notes (1.b.i) and (1.c.viii), even though the Group has no equity interest in this company or any legal right of control.

1.a Principles of preparation

European Parliament and Commission Regulation EC 1606/2002 of July 19, 2002 has come into force and, effective from 2005, companies listed on a regulated market within the European Union must, for the first time, prepare consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

The consolidated financial statements as of December 31, 2005 have therefore been prepared in accordance with the IFRS in force at the balance sheet date, issued by the International Accounting Standards Board and adopted by the European Commission. The IFRS include all the revised International Accounting Standards (“IAS”) and all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), which was previously known as the Standing Interpretations Committee (“SIC”). As of December 31, 2005 and 2004, the Group’s consolidated financial statements would not have had a material effect if presented under “IFRS as issued by the IASB”.

Up to and including the year ended December 31, 2004, the consolidated financial statements of the Group were prepared in accordance with the principles required by Italian statutory regulations, as interpreted and integrated by the accounting standards issued by the Italian Accounting Profession and the documents issued by the O.I.C. (Italian Accounting Board) or, in the absence thereof, by the International Accounting Standards Board (collectively defined as “Italian GAAP”).

Preparation of the consolidated financial statements as of December 31, 2005 in accordance with IFRS has involved a change in accounting policies with respect to those used to prepare the consolidated financial statements in accordance with Italian GAAP.

The Group, in order to ensure comparability with the prior year, has also prepared the document “Appendix – Transition to International Accounting Standards (IFRS)”, as required by IFRS 1 “First-Time Adoption of International Financial Reporting Standards”, which describes the methodology applied and quantifies the effects of the transition to IFRS on the consolidated financial statements as of December 31, 2004 prepared under Italian GAAP; this document is presented in note 37.

These information, required by Consob decision 14490 dated April 14, 2005, were also included in the Half-Yearly Report as of June 30, 2005, in the discussion document “Appendix – Transition to International Accounting Standards (IFRS)”, which includes:

-	a description of the accounting policies adopted by the Ducati Group as from January 1, 2004;

-

the approach to and quantification of the effects of the transition to IFRS on the consolidated financial statements as of December 31, 2004, with respect to the financial statements previously prepared under Italian GAAP, as a consequence of the application of IFRS 1 (First-Time Adoption of International Financial Reporting Standards).

In order to improve the presentation, certain reclassifications to the consolidated statement of income for the year ended December 31, 2004 included in the discussion document “Appendix – Transition to International Accounting Standards (IFRS)” attached to the Half-Yearly Report as of June 30, 2005, have been made, which had no effect on net loss for the period, as described below:

-

reduction of other income and cost of sales for € 2,776 thousand, including costs of € 1,430 thousand recharged to suppliers which represent, in substance, an adjustment to the costs originally incurred, and other classification improvements for € 1,346 thousand;

-	reduction of other income and distribution costs by € 39 thousand;

-	reduction of other income and general and administrative expenses by € 114 thousand.

In addition, although the IFRS do not specifically cover the classification of dealer incentives (essentially based on volume sold), these costs, amounting to € 17,898 thousand as of December 31, 2004, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector upon transition to IFRS. The above mentioned reclassifications had no effect on the net result for the year ended December 31, 2004.

The accounting policies adopted for the preparation of the consolidated financial statements as of  December 31, 2005 have also been applied on a consistent basis to the consolidated financial statements as of December 31, 2004, presented for comparative purposes, and to the opening consolidated balance sheet as of January 1, 2004 (prepared for the transition to IFRS as requested by IFRS 1), with the sole exception of the retrospective application of IAS 32 and IAS 39 relating, in particular, to financial instruments (exchange and interest-rate hedges, own shares and loan-arrangement costs), the effects of which have been recognised starting from January 1, 2005, as allowed by IFRS 1.

The accounting policies have been applied on a consistent basis by all Group companies.

The consolidated financial statements as of December 31, 2005 and 2004 have been prepared on an historical cost basis, except with regard to the following assets and liabilities: derivative financial instruments stated at their fair value as of December 31, 2005, buildings valued at deemed cost and other financial assets and equity investments stated at their fair value.

The Group has reported a significant loss of € 41.5 million in 2005 and net financial indebtedness as of December 31, 2005 is approximately 1.15 times shareholders’ equity.

In view of recent market developments and these unsatisfactory results, management has prepared during the last months of 2005 a plan for the period 2006-2010; this plan was presented to the Company’s Board of Directors on December 16, 2005. The principal objective of this plan is to improve margins and cash generation, rather than pursuing an aggressive sales growth policy, by repositioning towards the models at the top end of the range, which provide higher margins, while also working to reduce overhead costs. Management believes that the Group has the ability to compete successfully at the top end of the market, although modified competitive and market conditions require plans for a reduced presence at lower levels.

The plan forecasts a further loss in 2006, a breakeven position in 2007 and a return to profitability from 2008 onwards. In order to achieve this objective, it will be necessary to obtain additional financial resources via an increase in share capital by € 80.0 million, and to produce new top-end models from 2007.

At the meeting held on December 16, 2005, the Board of Directors decided and communicated to the market:

-

to call for an Extraordinary Shareholders’ Meeting to examine a proposal to authorise the Board of Directors to increase share capital for cash on one or more occasions over a period of five years, by a maximum of Euro 80.0 million, via the issue of ordinary shares of the Company carrying the same rights as those already in circulation, to be offered first to existing shareholders. The Extraordinary Shareholders’ Meeting held on January 26, 2006 approved the Board’s proposal;

-

to record in the consolidated financial statements as of December 31, 2005 a provision for restructuring totalling € 13.0 million, in order to facilitate a reduction in the motorcycle inventories held by the network of dealers and to modify and improve the Group’s organisational structure.

As a consequence of the forecasted results for the year 2005, certain financial covenants indicated by the loan contract for € 100.0 million signed in May 2005 (note 16) could have been breached. Failure to comply with these covenants could have given the financial institutions the right to request repayment of the loan. The Lead Bank agreed before year end on a period of grace to rectify the possible breach and during which immediate repayment cannot be demanded.

In addition, on December 16, 2005, in light of the above mentioned plan 2006-2010 and of the possible change of the major shareholder of the Company, management informed the financial institutions involved in the loan contract about the main features of the plan that could impact the contract loan, and certain changes in the financial covenants and other conditions in order to align them with the new plan, including the possible change in the major shareholder of the Company and the fact that the financial covenants should take into account that the Group, starting from 2005, will prepare its consolidated financial statements under IFRS instead of under Italian GAAP.

Agreement from the Lead Bank and the Financing Banks to the proposed changes was received on February 13, 2006. This agreement is subject to completion of the following:

(a)	purchase by Investindustrial Holdings S.A. of a 30% interest, less one share, in the share capital of Ducati Motor Holding S.p.A.;

(b)	acceptance by Investindustrial Holdings S.A. of a commitment to take up its option rights arising under the terms of the Offer, as defined below;

(c)

formal approval by Unicredit Banca Mobiliare S.p.A. (“UBM”), no later than May 31, 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the share capital increase for cash totalling € 80 million, to be offered under option to existing shareholders, which will be authorised by Ducati Motor Holding S.p.A. (the “Offer”) net of the commitment to take up all the option rights directly or indirectly available to Investindustrial Holdings S.A.

On March 1, 2006, Texas Pacific Group (“TPG”) and Investindustrial Holdings S.A. made separate press releases to announce signature of the final agreement for the purchase by Investindustrial Holdings S.A. from TPG of 30% less one share of the share capital of Ducati Motor Holding S.p.A. (without taking account of any own shares held by Ducati Motor Holding S.p.A.). As explained in the above press releases from TPG and Investindustrial Holdings S.A., the transaction was due to be completed during March 2006, subject to: (i) approval from the German anti-trust authorities, (ii) the absence – between  the date of signing and the date of completing the transaction – of events with a significant adverse effect on the activities of Ducati or actions that prevent the closing, and (iii) the non-withdrawal, or the absence of significantly worse terms and conditions, of the consent given by the banks pool leader and the financing banks to the proposals presented by Ducati Motor Holding S.p.A. or make modifications and allow exceptions to the May 2005 loan contract.

The completion of the transaction between TPG and Investindustrial Holdings S.A. is also subject to the maintenance, or absence of changes unfavourable to Ducati Motor Holding S.p.A., of the loan contract signed on February 23, 2006 (and communicated to the market by a press release on March 1, 2006), whereby Ducati has obtained a new line of credit of € 35 million from Unicredit Banca D’Impresa, for a guaranteed period of 5 years, and to the arrangement by Ducati Motor Holding S.p.A. of one or more additional loan contracts totalling € 25 million on terms and conditions that are essentially not less favourable to Ducati than those applying to the above loan agreement for € 35 million. In this regard, negotiations are currently in progress with other banks to obtain this additional loan of € 25 million.

As communicated in the above press release from Investindustrial Holdings S.A. on March 1, 2006, the transaction also envisages that Investindustrial Holdings S.A. will exercise its option rights to subscribe the planned share capital increase by a maximum of € 80 million. With reference to the Offer, UBM signed a preliminary agreement with Ducati Motor Holding S.p.A. and Investindustrial Holdings S.A. on February 28, 2006, effective until May 31, 2006, to underwrite the issue and subscribe for any shares that are not exercised in the context of the Offer (after the exercise in full of the option rights due to Investindustrial Holdings S.A. on completion of the acquisition).

See also note 36 for significant events subsequent to December 31, 2005.

In view of the change in Group strategy to focus on top-end models, the plan referred to above has resulted in the following provisions and write-downs being recorded in the consolidated financial statements as of December 31, 2005, with a significant impact on the results for the year:

	Effect on (€ million)

	Gross profit	Operating profit	Profit before taxation

Provision for restructuring (note 13)	—	13.0	13.0
Write-down of capitalised development projects (note 7)	9.3	9.3	9.3
Write-down of inventories (note 3)	5.0	5.0	5.0
Supplier penalties for cancelling orders (notes 13 and 23)	0.9	0.9	0.9

Total effect	15.2	28.2	28.2

The consolidated financial statements as of December 31, 2005 have been prepared on a going-concern basis since management believes that the plan prepared for the period 2006-2010 will allow the Group to return to financial balance and satisfactory economic results; management believes that the Ducati Group has the potential to compete at the top-end of the market.

1.b  Principles of consolidation

(b.i) Subsidiaries

Subsidiaries are companies over which the Group exercises control and are consolidated on a line-by-line basis. Such control exists when the Group has the power, directly or indirectly, to determine the financial and operating policies of a company in order to benefit from its activities. Ducati Desmo Finance 1 S.r.l., the special-purpose entity incorporated specifically for the securitisation transaction arranged in accordance with Law 130/99 and described in note 21, has been consolidated since, as established by SIC-12 – Consolidation – Special Purpose Entities (SPE), subscription by the seller for asset-backed junior securities results, in substance, in the acquisition of control over the SPE.

When businesses are acquired, their identifiable assets, liabilities and contingent liabilities are recorded at the fair value at the time of acquisition. The positive difference between purchase cost and the Group’s interest in the fair value of such assets and liabilities is recorded in the balance sheet and classified as goodwill. Any negative difference (“negative goodwill”) is credited to the statement of income at the time of acquisition.

The financial statements of subsidiaries are included in the consolidated financial statements from the time that control is established until the moment in which such control ceases to exist. Minority interests in shareholders’ equity and net results are classified separately in the consolidated balance sheet and statement of income.

All Group companies close their statutory accounts at 31 December.

(b.ii) Associated companies and companies under joint control

The Group does not hold any equity interests in associated companies or companies under joint control.

(b.iii) Transactions eliminated on consolidation

All balances and transactions between Group companies, including revenues, costs and dividends, are eliminated on consolidation together with any unrealised profits and losses on intercompany transactions. Unrealised gains and losses arising from transactions with consolidated companies are eliminated in proportion to the Group’s equity interest in such companies.

(b.iv) Consolidation of foreign subsidiaries

The financial statements of Ducati North America Inc., Ducati Japan K.K. and Ducati U.K. Ltd, are prepared in dollars, yen and pounds sterling, respectively. These statements are translated using the year-end exchange rates for assets and liabilities and the transaction-date exchange rates for the statement of income.  For practical reasons, the statement of income is translated using the average rates for the period, if this does not result in significant differences with respect to using the transaction-date exchange rates. The resulting translation differences are reflected in the “Cumulative translation adjustment” within consolidated shareholders’ equity. If an equity investment is sold, the related cumulative translation adjustment is released to the statement of income. Goodwill and adjustments to the fair value identified on the acquisition of a foreign company are recorded in the currency concerned and translated using the year-end exchange rate.

The following exchange rates have been applied:

	December 31, 2005		December 31, 2004

Currency	year end	average	year end	average

US dollar	1.1797	1.2448	1.3621	1.2433
Japanese yen	138.9	136.87	139.65	134.398
UK pound	0.6853	0.6839	0.70505	0.6786

On the first-time adoption of IFRS, the cumulative translation adjustments arising from the consolidation of foreign companies located outside of the Euro area were eliminated, as allowed by IFRS 1 (IFRS 1.21); accordingly, the gains or losses deriving from the subsequent sale of such companies will only include the translation adjustments generated subsequent to January 1, 2004.

1.c  Significant accounting policies

(c.i) Foreign currency transactions

Transactions in foreign currencies are recorded initially using the exchange rates of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated using the exchange rates applying on that date. The foreign exchange differences arising on the settlement of monetary items, or on their translation using rates other than those used at the time they were initially recorded in the current or prior years, are reflected in the statement of income. Non-monetary foreign currency items stated at historical cost are translated using the exchange rates applying at the time the related transactions were initially recorded. Non-monetary foreign currency items stated at fair value are translated using the exchange rates applying at the time such values were determined.

(c.ii) Own shares

Starting from January 1, 2005, own shares are recorded as a deduction from shareholders’ equity, as required by IAS 32.  This deduction is based on their market value at the time of acquisition, determined with reference to the stock market price for the shares. Revenues deriving from any subsequent sales are recorded as changes in shareholders’ equity.

Given that the Ducati Group has applied IAS 32 with effect from January 1, 2005, the own shares held as of December 31, 2004 have been classified in accordance with the previous Italian GAAP as assets in the “Cash and cash equivalents” caption of the balance sheet, and stated at the lower of purchase cost or market value determined with reference to the stock market price for the shares at the balance sheet date. A corresponding reserve has also been recorded as part of shareholders’ equity.

(c.iii) Inventories

Inventories are stated at the lower of purchase and/or production cost or their corresponding net realisable value, which is determined based on market conditions having regard for the related selling expenses. Purchasing costs include the amounts paid to suppliers and any directly related charges. Manufacturing costs include the expenses incurred to bring products to their present state and condition at the balance sheet date. These include both specific product costs and the general production overheads that are attributable to them. In particular, all types of inventory are valued on a F.I.F.O. cost basis. Inventories are stated net of an allowance that reflects estimated losses on obsolete and slow-moving items.

(c.iv) Property, plant and equipment

(c.iv. 1) Cost

Property, plant and equipment are recorded at purchase cost, including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred. Improvement expenditure that increases the useful lives of property, plant and equipment is capitalised and depreciated over the residual lives of the assets concerned. All other costs are charged to the statement of income as incurred.

Assets under construction are recorded at cost and classified as “Construction in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and depreciated.

As required by IAS 17, fixed assets acquired under finance leasing contracts which, in substance, transfer all the risks and benefits of ownership to the Group, are recorded using finance lease accounting methodology. This involves capitalisation of the original value of the asset and recognition of the outstanding principal due to the lessor, as well as the depreciation of the asset over its estimated economic and technical useful life. The principal element of lease payments is deducted from the outstanding liability to the lessor, while the interest element is charged to the statement of income.

Leased assets for which the lessor retains substantially all the risks and benefits of ownership are classified as operating leases. The costs of operating leases are charged to the statement of income over the lives of the related lease contracts.

At the time of the transition to IFRS on January 1, 2004, the exemption allowed by IFRS 1 (IFRS 1.16) was applied to the valuation of “Buildings” which, accordingly, were recorded at deemed cost, being their fair value on that date determined by an independent appraisal.

(c.iv. 2) Depreciation

Property, plant and equipment are systematically depreciated on a straight-line basis using rates considered to reflect fairly the residual, economic and technical useful lives of the related assets. The following annual depreciation rates are used:

Annual depreciation rates

Buildings	3-10%
Plant and machinery	6.6-8.3%
Industrial and commercial equipment	25-30%
Other assets	10-25%

(c.v) Intangible assets

(c.v. 1) Goodwill

Goodwill is deemed to be an asset with an indefinite life and is not amortised, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a potential impairment, as required by IAS 36 – Impairment of assets, to identify any losses of value at the level of the cash-generating unit to which such goodwill has been allocated by management. Impairment losses are not reversed.

On disposal of all or part of a previously-acquired business involving the recognition of purchased goodwill, the extent of the disposal gain or loss is determined having regard for the residual value of such goodwill.

On the first-time adoption of IFRS, the Group elected not to apply IFRS 3 – Business combinations with retroactive effect for the businesses acquired before January 1, 2004; accordingly, the goodwill arising on acquisitions prior to the IFRS transition date is stated at the value previously determined under Italian GAAP, and has been tested for impairment.

(c.v. 2) Brand name

The brand name is deemed to be an intangible asset with an indefinite useful life and is not amortised, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a potential impairment, as required by IAS 36 – Impairment of assets, to identify any losses of value at the level of the cash-generating unit to which the brand name has been allocated by management.

(c.v. 3) Other intangible assets

Other purchased or internally-produced intangible assets are recorded, in accordance with IAS 38 – Intangible assets, when it is likely that their use will generate future economic benefits and their cost can be determined on a reliable basis.

These assets are recorded at purchase or production cost and amortised on a straight-line basis over their estimated useful lives.

The costs of arranging loans and issuing bonds were recorded as intangible assets as of December 31, 2004, in accordance with Italian GAAP, and amortised over the lives of the related loans. IAS 39 has been applied from January 1, 2005 and the residual book value of these deferred costs at that date has been eliminated and considered in the valuation, on an amortised-cost basis, of the related loans and bonds.

The other intangible assets recorded on the acquisition of a business are classified separately from goodwill, if their fair value can be determined on a reliable basis.

Gains and losses arising on the disposal of intangible assets include the difference between their disposal and book values, and are reflected in the statement of income at the time of disposal.

Assets not yet completed are recorded at cost and classified as “Assets in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and amortised.

Research costs are expensed to the statement of income as incurred.

Development costs for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 – Intangible assets (IAS 38. 57), are met, namely:

-	demonstrable technical feasibility of the product;

-	intention of the company to complete the development project;

-	reliable determination of the costs incurred for the project;

-	recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

Capitalised development costs include solely the costs incurred that are directly attributable to the development process and are amortised on a systematic basis, commencing from the start of production, over the expected life of the product which is usually five years.

Development projects in progress are recorded at cost and classified as “Intangible assets in progress” until the project has been completed; upon completion, the cost is reclassified to the appropriate caption and amortised.

Other intangible assets are amortised on a straight-line basis over the following periods:

-	development costs: five years;

-	software: two / five years.

(c.vi) Impairment of assets

At least once each year, the Group considers the recoverability of its tangible and intangible assets (including capitalised development costs), in order to determine if there is any evidence that such assets may have suffered a loss in value. If there is any such evidence, the recoverable value of the assets concerned is estimated to determine the extent of the related loss in value. Intangible assets with an indefinite useful life and intangible assets not yet available for use are subjected to an impairment test each year, or more frequently if there is evidence of a possible loss of value (IAS 36.10a).

When the recoverable value of an individual asset cannot be estimated, the Group estimates the recoverable value of the cash-generating unit to which the asset belongs.

The recoverable value of an asset is the greater of its fair value net of selling costs or its value in use. The value in use of an asset is determined with reference to its detailed income stream (layer valuation), gross of taxation, applying an after-tax discounting rate that reflects current market assessments of the time value of money and the risks specific to the asset. A loss in value is recognised if recoverable value is lower than book value. If, subsequently, an impairment loss other than for goodwill is recovered, in whole or in part, the book value of the asset or cash-generating unit is increased to reflect the new estimated recoverable value, without exceeding the value that would have been reported had no losses in value been recorded previously. The recovery of an impairment loss is recognised immediately in the statement of income.

(c.vii) Financial instruments

The provisions of IAS 39 are applied to all financial assets and liabilities and all financial instruments, except for certain categories specified in IAS 39. IAS 32 applies to all financial assets and indicates the criteria to be applied for their fair presentation in the financial statements.

Since the international accounting standards relating to these transactions (IAS 39 and 32) have been applied with effect from January 1, 2005, the consolidated balance sheet as of December 31, 2004 and the consolidated statement of income for 2004, presented for comparative purposes, continue to present the effects of these transaction in accordance with Italian GAAP. With regard to the Ducati Group, the financial instruments for which IAS 32 and 39 have only been applied with effect from January 1, 2005 are: own shares, derivatives that hedge exchange-rate and interest-rate risk, and bank loans.

The Ducati Group’s main financial instruments include:

(c.vii. 1) Cash and cash equivalents

Cash and cash equivalents include bank deposits and cash on hand stated at nominal value equivalent to fair value. As of December 31, 2004, they also include own shares valued on the basis described in note 1.c.ii “Own shares”.

(c.vii. 2) Trade receivables

Trade receivables collectible on normal trade terms are stated at the fair value of the initial consideration given in exchange plus the related transaction costs. The value of unrecoverable amounts is estimated with reference to the present value of expected cash flows.

(c.vii. 3) Equity Investments

Investments in other companies (namely those where Ducati’s interest is less than 20%) are initially recorded at cost and subsequently measured at fair value at the balance-sheet date, with changes in fair value recorded directly in shareholders’ equity. In case quotations in an active market are not available and their fair value cannot be determined on a reliable basis, they are measured at purchase cost. Valuations are performed on a regular basis in order to determine if there is any objective evidence that such equity investments may have suffered a loss of value. If such objective evidence is identified, the impairment is charged to the statement of operations.

(c.vii. 4) Securities held-to-maturity

Securities for which there is both the intention and the ability to retain them until maturity (held-to-maturity securities) are recorded with reference to the trade date and measured, at that time, at acquisition cost including any transaction charges. Subsequently, given their pre-determined maturity dates, they are measured at amortised cost, using the effective interest method. At December 31, 2005 the Group does not have securities held to maturity.

(c.vii. 5) Trade payables

Trade payables due on normal trade terms are stated at the fair value of the initial consideration received in exchange, plus the related transaction costs.

(c.vii. 6) Other financial assets and liabilities

Other financial assets that the Group intends and is able to hold until maturity are recorded at amortised cost, including the related transaction costs. Financial assets held for sale are initially recorded at cost, including transaction costs, and adjusted to their fair value at the balance-sheet date with a matching entry to shareholders’ equity. At December 31, 2005 the Group does not have financial assets held for sale with fair value adjustment taken to shareholders’ equity.

Financial assets with a pre-determined maturity date that are not listed in an active market, and whose fair value cannot be determined on a reliable basis, are measured at amortised cost, while those without a pre-determined maturity date are measured at purchase cost. Amortised cost is determined using the effective interest method. Valuations are performed on a regular basis in order to determine if there is any evidence that a financial asset or group of assets may have suffered a loss of value. If such evidence is identified, the impairment is charged to the statement of operations.

With the exception of derivative financial instruments, financial liabilities are initially recorded at cost, net of any transaction costs directly attributable to them. Following initial recognition, financial liabilities are measured at amortised cost, using the original effective interest method. As required by IAS 39, at the date of the first time adoption of IAS 32 and IAS 39, the effective interest method has been applied retrospectively.

(c.vii. 7) Derivative financial instruments

Derivative financial instruments are only used for hedging purposes, in order to reduce exchange rate, interest rate and market price risks. As required by IAS 39, derivative financial instruments are only recorded on a hedge-accounting basis when, at the inception of the hedge, they are formally designated as such, the hedge relationship is documented, the hedge is expected to be highly effective, such effectiveness can measured reliably and the hedge proves highly effective over the various accounting periods it is designated to cover.

In order to hedge exchange-rate and interest-rate risk, the Group arranges derivative contracts to cover expected total orders and contracts to hedge the effect of interest-rate fluctuations. Although the Group considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value and the changes in fair value are recognized immediately in the statement of income.

(c.viii) Sale of receivables

The Ducati Group securitizes a significant portion of its trade receivables; the details of this programme are described in note 21 “Securitisation of receivables”.

Securitisation involves the sale without recourse of a portfolio of receivables to a vehicle company (Ducati Desmo Finance 1 S.r.l., also referred to as the SPE – special-purpose entity) established specifically for the securitisation transaction pursuant to Law 130/99.

The vehicle company finances the purchase of these receivables via the issue of securities guaranteed by the receivables (asset-backed securities); the repayment and interest flows on these securities depend on the cash flows generated by the portfolio of receivables. The asset-backed securities are divided into classes depending on their seniority and rating: the senior class securities (“senior notes”) are placed in the market and purchased by investors; the junior class securities (“junior notes”), whose repayment is subordinated to that of the senior notes, are normally purchased by the seller. Accordingly, the residual involvement of the seller in the receivables sold is limited to the value of the junior notes subscribed.

In accordance with SIC-12 – Consolidation - Special-purpose entities (SPE), the vehicle company is included within the scope of consolidation since subscription by the seller for the asset-backed junior notes results, in substance, in the acquisition of control over the SPE.

Receivables sold without recourse to factoring companies, excluding those covered by the securitisation contract, are derecognized from the balance sheet at the time of the sale since they meet the derecognition criteria established by IAS 39.

(c.ix) Provisions for risks and charges

Provisions for risks and charges are recorded by the Group when:

-	there is a legal or constructive obligation to third parties;

-	it is likely that resources will have to be used to settle the obligation;

-	the amount of the obligation concerned can be estimated reliably.

A constructive obligation is an obligation that arises at the time the Group, in accordance with consolidated practice, public business policies or a sufficiently specific announcement, makes it known to other parties that it will accept the obligation, such that as a result an expectation arises in the minds of third parties that the Group will honour such obligation.

Provisions for restructuring charges are recorded by the Group when:

-	there is a legal or constructive obligation to third parties;

-	it is likely that resources will have to be used to settle the obligation;

-	the amount of the obligation concerned can be estimated reliably;

-	a formal programme identifies the principal characteristics of the restructuring plan;

-

third parties that are affected by the plan have a valid expectation that the Group will carry out the restructuring work because implementation has already started or because the salient points have already been communicated to them.

Changes in estimates such provisions are recorded in the statement of income in the period in which the need for such changes is identified.

Provisions represents the best estimate of the amount the Group would have to pay at year end to settle the obligation or transfer it to third parties. If the discounting effect on the value of money is significant, these provisions are determined by discounting the expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. In case the provision is discounted to its present value, the increase in the provision due to the passage of time is recorded as a financial charge.

(c.x) Employees benefits

(c.x. 1) Employees’ leaving entitlements

The employees’ leaving entitlements recorded by the Group’s Italian companies in accordance with the Italian Civil Code (“TFR”) are deemed to represent a defined benefit plan pursuant to IAS 19.  The benefits guaranteed to employees in the form of their leaving entitlement, and paid to them upon termination of the employment relationship, are accrued over the service period. The liability for benefits to be paid on the termination of employment is determined based on actuarial assumptions; the amount of the liability is determined by independent actuaries. The gains and losses determined by the actuarial calculations are recognised in the statement of income when the cumulative net value of the actuarial gains and losses not recorded in relation to each plan at the end of the prior year exceeds, by more than 10%, the higher of the obligations under the TFR plan or the fair value of the plan’s assets at that date (the so-called “corridor” method).

On the first-time adoption of IFRS, the Group decided to record all the actuarial gains and losses accumulated until January 1, 2004, despite having elected to apply the corridor method in relation to subsequent actuarial gains and losses.

The Group’s foreign companies do not have any significant pension plans.

(c.x. 2) Share based compensation

The Group recognises share based compensation benefits to certain managers, staff and consultants. In accordance with IFRS 2 – Share-based payments, these are deemed to be equity-settled plans and, accordingly, the total fair value of stock options at the grant date represents the compensation cost . The compensation cost is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date (the “vesting period”), with a direct offset to shareholders’ equity. Changes in the fair value of stock options, subsequent to the grant date, do not alter the total compensation cost.

The Group has applied the exemption allowed by IFRS 1 (IFRS 1.25b) and, accordingly, has applied IFRS 2 to all stock option plans granted after November 7, 2002 that had not already vested on the date that IFRS 2 came into force (January 1, 2005).

(c.xi) Revenues and costs

Costs and revenues are recorded by the Group to the extent that an inflow or outflow of economic benefits is likely, and their amount can be estimated on a reliable basis. Revenues and other income, costs and charges are recorded net of returns, discounts, allowances and rebates.

Revenues from the sale of goods are recognised at the time of delivery to the freight forwarders when, under the related contract terms, ownership passes to the purchaser or, in the case of sales with title retention clause, the purchaser essentially accepts all the risks and rewards normally associated with ownership. Title retention clauses are used by Ducati solely as a mean to enable the recovery of goods in the event of customer default on payment.

In addition, although the IFRS do not specifically cover the classification of dealer incentives (usually based on volume sold), these costs have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector upon transition to IFRS.

Sponsorship revenues are recognised as other revenues on an accruals basis over the lives of the related contracts, which usually reflect the length of the sporting season; the remuneration of the riders and the racing team is recognised on an accruals basis, with reference to the duration of the related contracts.

The cost of services is recognised on an accruals basis at the time services are received.

Grants from the Ministry for Productive Activities are recorded as other revenues when it becomes certain that the Group will comply with the conditions included in the grant decree, and that the related grants will be collected, which generally coincides with the approval received by the Ministry for Productive Activities. After this approval, the Group is entitled to collect the grants and the revenue has become certain, even though the amounts will only be paid out when the related liquidity becomes available to the programme manager.

If the grants relate to capitalised charges, they are deferred and amortized based upon the lives of the related capitalized costs.

Financial income and expense is recognised on an accruals basis with reference to the interest accrued on the net value of the related financial assets and liabilities, determined using the effective interest rate.

(c.xii) Income Taxes

Income taxes include all the taxes charged on the Group’s taxable income. Income taxes are recorded in the statement of income, except for those relating to items credited or debited directly to shareholders’ equity, in which case the related tax effect is recognised directly as part of shareholders’ equity. Deferred taxes that might arise upon transfer of undistributed retained earnings from subsidiaries are only recorded if there is a real intention to distribute such dividends. Other taxes unrelated to earnings, such as property and capital taxes, are recorded as other operating expenses. Deferred tax assets/liabilities are recorded using the full liability method. These are calculated on all the timing differences between the tax basis of assets and liabilities and the net book value recorded in the consolidated financial statements, with the exception of non-deductible goodwill, the differences arising on investments in subsidiary companies that are not expected to reverse in the foreseeable future, and on carried-forward tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. The recoverability of deferred tax assets is reviewed at the end of each accounting period and any amounts whose recovery is no longer deemed probable are written off to the statement of income.

Current and deferred tax assets and liabilities are offset when the related income taxes are charged by the same tax authority and a legal right of offset exists. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply, in the various tax areas in which the Group operates, when the related timing differences become deductible or taxable or expire, in accordance with current legislation.

(c.xiii) Dividends

Dividends payable are deducted from shareholders’ equity in the period in which they are authorised by the shareholders’ meeting.

Dividends receivable are recorded on the date of the related shareholders’ resolution.

(c.xiv) Earnings per share

Basic earnings per share is calculated by dividing the Group’s net result by the weighted-average number of ordinary shares outstanding during the year, excluding own shares.

Diluted earnings per share is determined by adjusting the weighted-average number of ordinary sharesoutstanding assuming that all options granted with a diluting effect will be converted into ordinary shares. Ducati has a stock option plan with a potentially dilutive effect.

(c.xv) Use of estimates

The preparation of the consolidated financial statements and related notes in accordance with IFRS requires management to make estimates and assumptions which affect the reported value of assets and liabilities, as well as the information provided in relation to contingent assets and liabilities at the balance sheet date. The actual results to be recorded in future may differ from these estimates. Estimates are used in many areas, including accounting for bad debts, obsolete inventories, depreciation and amortisation, impairment of assets, employee benefits, taxation, restructuring and other expected losses. Estimates and assumptions are reviewed periodically and the effects of any changes are recorded immediately in the statement of income.

(c.xv) New accounting policies

No accounting standards or interpretations with a significant impact on the consolidated financial statements have been issued or revised with effect from January 1, 2005.

The IASB issued an amendment to IAS 19 – Employee Benefits in December 2004, allowing actuarial gains and losses to be recognised immediately, in the period they arise, as an adjustment to a specific equity account, rather than directly to the statement of operations. This amendment also provides a guide to the allocation among the various Group companies of a Group defined-benefits plan. This amendment is effective from January 1, 2006.  The Group is assessing the impact that such changes might have.

The IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement in April 2005 that permits the foreign currency risk of a highly probable intragroup forecasted transaction to qualify as the hedged item in a cash-flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with IAS 39 must be reclassified to the statement of operations in the period in which the foreign currency risk of the hedged transaction affects the consolidated statement of operations.

The IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement in June 2005 to restrict the use of the option to designate any financial asset or liability to be measured at fair value through the statement of operations (the so-called “fair value option”). This revision of the standard allows the use of this option only to the financial instruments that meet the following conditions:

-	the fair value option designation eliminates or significantly reduces an accounting mismatch;

-

a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and

-	an instrument contains an embedded derivative that meets particular conditions.

These amendments to IAS 39 are effective from January 1, 2006. The Group is assessing the impact that such changes might have.

The IASB issued a new standard, IFRS 7 – Financial Instruments: Disclosures, in August 2005 together with a complementary amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures. IFRS 7 requires disclosures about the significance of financial instruments for an entity’s financial position and performance. These disclosures incorporate many of the requirements previously contained in IAS 32 – Financial Instruments: Disclosure and Presentation. The new accounting standard also requires information about the exposure to risks deriving from the use of financial instruments, and a description of management’s objectives, policies and processes for managing such risks. The amendment to IAS 1 introduces requirements for disclosures about an entity’s capital.

IFRS 7 will be effective from January 1, 2007. The Group is assessing the impact that such changes might have.

The IASB issued an amendment to IAS 39 and IFRS 4 in August 2005 covering the accounting treatment of guarantees given. Under this amendment, financial guarantee contracts must be included in the issuer’s balance sheet:

-	initially at fair value;

-

subsequently, at the higher of (i) the best estimate of the amount required to meet the obligation at the reference date, determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and (ii) the amount initially recognised less any accumulated amortisation recognised in accordance with IAS 18 – Revenue.

The amendment to IAS 39 is effective from January 1, 2006. The Group is assessing the impact that such changes might have.

2.     Accounts receivable, net

Accounts receivable, net are analysed as follows:

	December 31, 2005	December 31, 2004

	(€’ 000)	(€’ 000)
Domestic customers	41,107	49,088
Foreign customers	66,558	73,225

Total, gross	107,665	122,313
Allowance for doubtful accounts	(5,433)	(3,691)

Total, net	102,232	118,622

The reduction in trade receivables is directly related to the decrease in sales.

The changes in the allowance for doubtful accounts for the periods presented were as follows:

	December 31, 2005	December 31,2004

	(€’ 000)	(€’ 000)
Balance at the beginning of the year	3,691	3,314
Charge for the year	2,371	1,176
Foreign exchange and other movements	70	(3)
Decrease	(699)	(796)

Balance at the end of the year	5,433	3,691

Provisions were made during 2005 to cover collection risks relating, in particular, to the customers of Ducati Corse S.r.l., Ducati North America Inc. and Ducati France S.A.S.

Gross trade receivables are analysed below by geographical area:

	December 31, 2005	December 31,2004

	(€’ 000)	(€’ 000)
Italy	41,107	49,008
United States	6,480	7,078
Japan	9,362	7,100
United Kingdom	7,489	8,834
Germany	18,447	22,203
France	11,178	11,660
Benelux	2,202	2,859
Austria	3,426	2,704
Spain	839	1,371
Switzerland	4,125	6,215
Other countries	3,010	3,281

Total	107,665	122,313

3.     Inventories, net

Inventories are analysed as follows:

	December 31, 2005	December 31, 2004

	(€ ‘000)	(€ ‘000)
Raw material, ancillary and consumable materials	6,375	6,111
Allowance for slow moving and obsolete inventories	(1,134)	(436)

	5,241	5,675
Work in process and semi-finished products	12,520	14,790
Allowance for slow moving and obsolete inventories	(2,482)	(1,114)

	10,038	13,676
Finished products	76,080	78,828
Allowance for slow moving and obsolete inventories	(9,979)	(5,886)

	66,101	72,942

Total	81,380	92,293

Spare parts are classified within finished products in order to reflect more closely the way they are used, given that they are mostly held for sale.

The decrease in closing inventories since December 31, 2004 was mainly due to reduced production following the decline in demand, as well as to the obsolescence provision recorded for those motorcycles that according to the new strategic plan will no longer be manufactured.

The movements in allowance for slow moving and obsolete inventories for the periods presented were as follows:

	Year ended December 31, 2005	Year ended December 31, 2004

	€ 000	€ 000
Balance at the beginning of the year	7,436	7,061
Charge for the year, net	6,061	364
Foreign exchange and other movements	98	11

Balance at the end of the year	13,595	7,436

The increase in the net charge recorded in 2005 is attributable to the recovery plan described in note 1a.

4.     Other current assets

Other current assets include:

	December 31,2005	December 31,2004

	(€’000)	(€’000)
VAT receivable	3,622	2,480
Tax advances to tax authorities	2,433	1,268
Advances to suppliers	1,605	1,099
Credit Link	—	15,000
Other amounts receivable	859	1,729
Accrued income and prepaid expenses	698	4,211

Total	9,217	25,787

The significant decrease in accrued income and prepaid expenses as of December 31, 2005 with respect to the prior year mainly reflects the valuation of derivative financial instruments in accordance with IAS 39 from January 1, 2005, as allowed by IFRS 1.

The Credit Link for € 15,000 thousand at December 31, 2004 was closely connected with the Bond and, in particular, with the related risk of default. Since the Bond was repaid on May 31, 2005, the Credit Link was also repaid on the same date.

5.     Property, plant and equipment, net

Property, plant and equipment as of December 31, 2005, amounting to € 66,556 thousand, is stated net of accumulated depreciation totalling € 88,197 thousand, of which € 14,306 thousand was charged in the year ended December 31, 2005.

Land and buildings include leasehold improvements of € 2,110 thousand. These improvements relate to a building involved in a sale and lease-back arrangement, as explained further below, and are being amortised over their estimated useful lives.

At December 31, property, plant and equipment, net, were included of the following items:

	December 31, 2005	December 31, 2004

	( € ‘000)
Land and buildings
Cost	39,162	38,911
Accumulated depreciation	(9,014)	(7,701)
Net book value	30,148	31,210
Plant and machinery
Cost	36,383	32,941
Accumulated depreciation	(19,761)	(18,185)
Net book value	16,622	14,756
Industrial and sales tooling/equipment
Cost	66,073	59,217
Accumulated depreciation	(50,880)	(41,214)
Net book value	15,193	18,003
Other
Cost	12,234	11,454
Accumulated depreciation	(8,542)	(7,074)
Net book value	3,692	4,380
Assets in progress	901	1,939

Total	66,556	70,288

The changes in property, plant and equipment, net for the years presented are summarised below:

	December 31, 2005	December, 31 2004

	(€’ 000)	(€’ 000)
Land and buildings
Balance at the beginning of the year	31,210	31,329
Additions	251	979
Depreciation	(1,313)	(1,202)
Reclassifications	—	104
Disposals, net	—	—

Balance at the end of the year	30,148	31,210
Plant and machinery
Balance at the beginning of the year	14,756	15,400
Additions	2,729	1,605
Depreciation	(1,640)	(2,445)
Reclassifications	826	212
Disposals, net	(49)	(16)

Balance at the end of the year	16,622	14,756
Industrial and commercial equipment
Balance at the beginning of the year	18,003	22,367
Additions	6,162	5,489
Depreciation	(9,790)	(9,694)
Reclassifications	879	—
Disposals, net	(61)	(159)

Balance at the end of the year	15,193	18,003
Other assets
Balance at the beginning of the year	4,380	4,694
Additions	1,020	1,135
Depreciation	(1,563)	(1,607)
Reclassifications	99	202
Disposals, net	(244)	(44)

Balance at the end of the year	3,692	4,380
Construction in progress	901	1,939

Total	66,556	70,288

Construction in progress reclassified to other categories during the years ended December 31, 2005 and 2004 amount to € 1,847 thousand and € 503 thousand, respectively. Additions to construction in progress during the years ended December 31, 2005 and 2004 amount to € 809 thousand and € 1,390 thousand, respectively.

The depreciation of property, plant and equipment has been charged to the statement of income as follows:

	December 31, 2005	December 31, 2004

	(€ ‘000)	(€ ‘000)
Cost of sales (note 23)	11,705	12,544
General and administrative expenses (note 27)	2,601	2,404

Total	14,306	14,948

As of December 31, 2005, the Group is party to leasing contracts for industrial buildings, machinery and robotised workstations.

Ducati Motor Holding S.p.A. has entered into a “sale and lease-back” transaction involving an industrial building located within the factory at Via A. Cavalieri Ducati 3, Bologna.

The transaction involved selling the building at approximately book value to “Locafit Locazione Macchinari Industriali S.p.A.”, a leasing company, in 2001 for € 20,710 thousand, and then signing a lease-back contract with the same company.

This contract has a duration of 8 years from the date it was signed.

By way of consideration for the finance lease on the building, Ducati Motor Holding S.p.A. will pay Locafit S.p.A. a total of 32 quarterly lease instalments, as established in the contract.

Finance lease liability relating to leasing contracts is analysed below:

	December 31, 2005	December 31, 2004

	(€ ‘000)	(€ ‘000)
Current portion	3,612	3,890
Long-term portion	9,518	13,090

Total minimum lease payments	13,130	16,980
Less amount representing interest	(729)	(1,959)

Present value of the minimum capital lease payments	12,401	15,021
Current portion (note 16)	3,280	3,152
Long-term portion (note 16)	9,121	11,869

Total	12,401	15,021

6.     Goodwill and intangible assets with an indefinite life

Goodwill and intangible assets with an indefinite life include:

	December 31, 2005	December 31, 2004

	(€’000)	(€’000)
Brand name	71,249	71,249
Goodwill	14,801	14,801

Total net book value	86,050	86,050

The brand name consists of the “Ducati” name, which was purchased for the amount established at the time the motorcycle division was acquired from Ducati Motorcycles S.p.A. in 1996.

As of December 31, 2005, the brand name is pledged to secure the syndicated loan arranged on May 9, 2005 by Ducati Motor Holding S.p.A., as described further in note 16.

Goodwill mainly reflects the amount recognised at the time of purchase of the motorcycles business in 1996, which was determined with reference to market conditions and expectations for the duration and development of the business. This balance also includes the goodwill paid in 1998 on the reorganisation of the French and German distribution networks and the difference between the book value of equity investments and the related interest in their shareholders’ equity at the time of acquisition.

The Group elected not to apply IFRS 3 – Business Combinations retrospectively with regard to the businesses acquired prior to the IFRS transition date. Accordingly, on the transition to IFRS, goodwill and the brand name with an indefinite life were stated at the carrying value previously determined under Italian GAAP.

The intangible assets with an indefinite life were subject to an impairment test (recoverable value) as of December 31, 2005, as required by IAS 36.

Goodwill was allocated in full to the “High Margin Motorcycles” cash-generating unit (CGU), consisting of the Superbike and Sportclassic motorcycles, while the Ducati brand name was allocated as follows:

Cash Generating Unit	Segment	Amount Allocated

		(€’000)
High Margin Motorcycles	Motocycles	54,937
Spare parts	Spare parts	8,715
Accessories and Apparel	Accessories and Apparel	6,648
Other	Other	949

Total		71,249

The allocation was based on the sales of the individual CGUs / segments.

The recoverable value of the brand name has been estimated using the so-called “Royalty Relief Method”. The level of royalties (gross of taxation) in the automotive sector normally ranges between 5% and 9%.

The royalty rate applied to the sales of the “High Margin Motorcycles” CGU is 7.40%, while the rate applied to the sales of other segments is 5%. The use of a royalty rate of 7.40% for the “High Margin Motorcycles” CGU is justified by a score analysis of brand strength, performed on 4 market profiles and 9 specific profiles, which gave Ducati a rating of 0.60 (minimum 0 - maximum 1), which translates to a rate of 7.40%.

The recoverable value of goodwill has been estimated using criteria based on the forecasted future profits. The related profit streams were considered net of a normal level of remuneration for tangible fixed assets and the brand name, and their present value was compared with the book value of goodwill. This criterion is based on the capitalisation of the normalised higher-than-average profits that the Group is able to generate.

The recoverable value of goodwill estimated in this manner exceeds its book value.

The earnings streams used to estimate the recoverable value of the brand name and goodwill are those reflected in the 2006 Budget, which increased the estimated result included in the initial 2006-2008 plan, and in 2007-2010 plan. These flows represent normalised average expected earnings and derive from management’s forecasts, based on the Group’s past experience and the expectations generated by the new strategic plan. The earnings denominated in foreign currencies ($ flows) were translated using a $/€ exchange rate of 1.18, being the ruling rate as of December 31, 2005. The earnings used did not include the margins expected in 2009 and 2010 from the XL and GP families of motorcycle, since these will derive from future investments and, as such, must not be considered for impairment test purposes.

The after tax, weighted-average cost of capital (WACC) is 6.45%. This was determined using a risk-free rate of 3.5%, a credit spread of 2.5%, a beta of 1, an equity risk premium (E.R.P.) of 4%, a target borrowing ratio of 30% (Total Borrowing/Total Assets) and, lastly, the full IRES corporate tax rate of 33%. In order to calculate the value-in-use of the Ducati brand name and goodwill, the earnings expected in 2010, adjusted for the exchange effect and to exclude the new models of motorcycle, were projected forward in perpetuity at 2.5%.

Based on the methodology applied, the value-in-use of the Ducati brand name and goodwill is slightly higher than their book value. In particular, the value-in-use of goodwill is € 17.1 million, while the value of that part of the brand name attributable to the “High Margin Motorcycles” CGU is € 59.6 million (carrying value, € 54.9 million). The value-in-use of that part of the brand name attributable to the other segments is considerably greater than its book value.

7.     Other intangible assets, net

Other intangible assets, principally relating to the parent company, are stated net of accumulated amortisation and include:

	December 31, 2005	December 31, 2004

	(€’000)	(€’000)
Development costs	14,368	20,150
Software	4,301	2,470
Assets in progress	20,996	15,450
Other	—	198

Total net book value	39,665	38,268

The changes in other intangible assets for the years presented are summarized below:

	December 31, 2005	December 31, 2004

	(€’000)	(€’000)
Development costs
Balance at the beginning of the year	20,150	24,938
Additions	6,119	5,656
Reclassifications from projects in progress	3,095	31
Depreciation	(7,928)	(10,473)
Write-downs	(7,063)	—
Other	(5)	(2)

Balance at the end of the year	14,368	20,150

Software
Balance at the beginning of the year	2,470	3,180
Additions	503	702
Reclassifications from projects in progress	3,163	—
Other	25	—
Depreciation	(1,860)	(1,412)

Balance at the end of the year	4,301	2,470

Other
Balance at the beginning of the year	198	694
Additions	—	—
Depreciation	—	(497)
Writedowns	—	—
Other	(198)	1

Balance at the end of the year	—	198

Deveolpment projects in progress and advances
Balance at the beginning of the year	12,296	4,021
Additions	13,738	8,430
Reclassifications to the relevant caption	(3,095)	(31)
Writedowns	(2,208)	(124)

Balance at the end of the year	20,731	12,296

Other projects in progress and advances
Balance at the beginning of the year	3,154	2,717
Additions	359	449
Reclassifications to the relevant caption	(3,163)	—
Other	(85)	(12)

Balance at the end of the year	265	3,154

Total	39,665	38,268

Capitalised development costs essentially relate to projects for the development of engines and new models of motorcycle. Development projects have, in particular, determined to:

1.	reduce motorcycle weight by using innovative materials and, at the same time, increase safety standards, thereby reducing fuel consumption and lowering the release of pollution into the atmosphere;

2.	improve motorcycle aerodynamics, in order to reduce fuel consumption and the level of pollution, while retaining the Ducati brand’s distinctive style;

3.	optimise engine performance, while reducing the noise of the intake and exhaust systems, partly through the use of highly-advanced simulation software.

Development projects in progress and advances to suppliers totalling € 20,996 thousand as of December 31, 2005 (€ 15,450 thousand as of December 31, 2004) include € 20,731 thousand in relation to development projects that have not yet entered the industrialisation stage, of which about € 13,524 thousand regarding the Grand Prix (GP) motorcycle which will be industrialised and sold during 2007. The other € 7,207 thousand relates to new models that will enter into production during 2007 and 2008. Consistent with the new strategy of focusing on top-end models, during 2005 the Group decided to expense in full certain development projects associated with the Super Sport model totalling € 2,207 thousand, mainly included among development projects in progress and not yet amortised, and a further € 7,063 thousand relating to both the new Super Sport (which will not enter into production) and the previous Super Sport (which will leave the range), as well as certain Sport Touring ST4s (which will leave the range), for which the industrialisation process had begun together with the related amortisation, but which will no longer be useable given that the models will be taken out of production.  In addition, certain development costs relating to the Superbike have been written off ahead of the restyling and the introduction of new engines consistent with the new focus for the range. The new plan envisages focusing on mid and top-end motorcycles offering high margins, and on the simplification of the range. The total write-downs charged to cost of sales in the 2005 statement of income amounted to € 9,270 thousand (note 23).

The amortisation of intangible assets has been charged to the statement of income as follows:

	December 31, 2005	December 31, 2004

	(€ ‘000)	(€ ‘000)
Cost of sales (note 23)	7,928	10,473
General and administrative expenses (note 27)	1,860	1,840
Financial charges (note 29)	—	69

Total	9,788	12,382

8.     Equity investments

Investments in other companies include the quotas held in ACMA (Manufacturers’ Association), the Diamante Consortium and Emittente Titoli.

9.     Deferred income tax assets

Deferred income tax assets include:

	December 31, 2005	December 31, 2004

	(€’000)	(€’000)
Deferred tax assets - Italian companies	24,550	18,860
Deferred tax assets - Foreign companies	112	2,805

Total	24,662	21,665

Deferred tax assets relating to Italian companies as of December 31, 2005 mainly reflect provisions that are not tax deductible recorded in the statutory financial statements of individual companies, together with recognition of the effect of the tax losses carried forward by Ducati Motor Holding S.p.A.

Deferred tax assets relating to foreign companies as of December 31, 2005mainly relate to recognition of the effect of the tax losses carried forward by Ducati UK Ltd. and Ducati North Europe B.V.

The changes in deferred tax assets for the years presented are shown below:

	December 31, 2005	December 31, 2004

	(€’000)	(€’000)
Balance at the beginning of the year	21,665	25,293
Charges to the statement of income (note 31)	2,909	(3,482)
Foreign exchange and other movements	88	(146)

Balance at the end of year	24,662	21,665

Deferred tax assets include:

Nature of timing difference	As of December 31, 2004	IFRS adj. January 1, 2005 *	Reclass. of opening bal. **	Increases and decreases P/L	Trans. adj. and other	As of December 31, 2005

	(€’000)	(€’000)	(€’000)	(€’000)	(€’000)	(€’000)
Unrealised intragroup profits	5,480	—	(42)	(367)	—	5,071
Losses carried forward by DMH	4,023		179	248	—	4,450
Losses carried forward by other companies	14	—	—	(14)	—	—
Provisions deductible in future years (DMH)	7,171		5	5,418	—	12,594
Provisions deductible in future years (Ducati Corse S.r.l.)	936	—	—	623	—	1,559
Intangible assets	933	—	—	(161)	—	772
Other	303	(109)	(184)	74	20	104

Total Italian companies	18,860	(109)	(42)	5,821	20	24,550
Losses carried forward by:
Ducati North America	2,159	—	—	(2,363)	204	—
Ducati North Europe	31		2	(22)	—	11
Ducati Japan	530	—	—	(541)	11	—
Ducati UK Ltd	85	—	—	14	2	101

Total foreign companies	2,805	—	2	(2,912)	217	112

Total deferred tax assets	21,665	(109)	(40)	2,909	237	24,662

*	Tax effect of IFRS entries on applying IAS 32 and 39 from 1 January 2005.
**	Reclassifed to deferred taxation.

The Directors believe that it is probable that sufficient future taxable income will be available in the future against which the temporary differences recorded as of December 31, 2005 will be utilized. In particular, given the history of recent losses, these estimates are primarily based on the scheduled reversal of taxable temporary differences and available tax planning opportunities.

The timing differences and tax losses carried forward that give rise to deferred tax assets for the years presented are summarised below:

	December 31 ,2005			December 31, 2004

Timing differences	Timing differences	Tax rate	Tax effect	Timing differences	Tax rate	Tax effect

	(€’ 000)%		(€’ 000)	(€’ 000)%		(€’ 000)
Warranty provision	5,778	37,25%	2,152	6,286	37,25%	2,342
Allowance for inventory	10,605	37,25%	3,950	5,066	37,25%	1,887
Maintenance expenses	3,540	37,25%	1,319	2,985	37,25%	1,112
Entertaining expenses	366	37,25%	136	415	37,25%	155
Write-down of equity investments	2,143	33,00%	707	4,285	33%	1,414
Write-down of own shares	381	33,00%	126	984	33%	325
Allowance for doubtful accounts	1,605	33,00%	530	1,121	33%	370
Unrealised intragroup profits	4,950	37,25%	1,844	4,789	37%	1,784
Write-down of development costs	7,064	4,25%	299
Gain on intragroup sale of brand name	8,663	37,25%	3,227	9,923	37%	3,696
Tax losses carried forward	13,484	33,00%	4.450	12,775	33%	4,216
Provision for restructuring	13,000	37,25%	4,843
Provisions and others	2,596	37,25%	966	4,187	37,25%	1,560
Losses carried forward - foreign companies			112			2,805

Total deferred tax assets	74,175		24,662	52,816		21,665

As of December 31, 2005, deferred tax assets have not been recognised in relation to tax losses carried forward totalling approximately € 42.4 million; this corresponds to deferred tax assets of about € 14.0 million.

10.     Accounts payable

Accounts payable are analysed as follows

	December 31, 2005	December 31, 2004

	(€ ’000)	(€ ’000)
Domestic suppliers	60,809	53,263
Foreign suppliers	12,851	11,627
Invoices to be received	11,543	12,573

Total	85,203	77,463

Trade payables reflect the liability to suppliers of goods and consultancy services. The increase with respect to last year mainly reflects the deferred payment terms obtained from certain suppliers.

Accounts payable are analysed below by geographical area:

	December 31, 2005	December 31, 2004

	(€’000)	(€’000)
Italy	69,612	62,688
United States	2,680	2,759
Japan	1,426	2,171
United Kingdom	980	1,157
Germany	1,900	2,008
France	559	559
Benelux	1,219	1,134
Austria	2,849	1,484
Sweden	1,267	537
Spain	1,198	1,531
Other countries	1,513	1,435

Total	85,203	77,463

11.     Income and other taxes payable

Amounts due to the tax authorities are analysed as follows:

	December 31, 2005	December 31, 2004

	(€ ’000)	(€ ’000)
VAT payable	1,275	3,882
Tax on revaluation of brand name	1,292	1,291
Taxes withheld - employees	1,576	1,647
Taxes withheld - freelance personnel	151	118
IRES-IRAP	355	633
Taxes payable by foreign companies	862	684
Other	26	43

Total	5,537	8,298

Amounts due to the tax authorities mainly include the direct and indirect taxes payable by individual Group companies, net of advance payments, as well as taxes withheld by Group companies on the remuneration of employees and free-lance personnel.  Current taxes payable are estimated based on the best interpretation of the law relating to such taxes.

Income and other taxes payable – non current as of December 31, 2004 for € 1,292 thousand represent the residual balance of the 19% flat-rate taxation of the surplus arising on the revaluation of the brand name in 2003, recorded in the financial statement of the parent company and payable in July 2006. This amount is classified as short term as of December 31, 2005 since it will be paid over in July 2006.

Taxes payable by foreign companies reflect the corporate income tax liabilities of Ducati France S.A., Ducati Japan K.K., Ducati North Europe BV and Ducati North America.

The following years are still subject to inspection by the Tax authorities, for direct and indirect taxes: from 2000 for Ducati Motor Holding S.p.A., Ducati North America Inc., Ducati G.m.b.H., Gio.ca Moto International S.r.l., Ducati France S.A., Ducati Japan K.K., Ducati North Europe B.V. and Ducati UK Ltd.; from 2002 for Ducati Corse S.r.l. and from 2004 for the newly-formed Ducati Retail S.r.l. and Ducati Consulting S.r.l.

The Group is not involved in any significant tax disputes as of December 31, 2005.

12.     Other current liabilities

Other current liabilities are analysed as follows:

	December 31, 2005	December 31, 2004

	(€ ’000)	(€ ’000)
Advances	5,585	2,206
Due to employees	4,247	3,021
Due to social security institutions	2,808	2,469
Accrued expenses and deferred income	2,207	2,686
Miscellaneous payables	5,355	5,554

Total	20,202	15,936

Amounts due to employees at year end relate to remuneration earned that has not yet been paid (wages and salaries, bonuses, holidays still to be taken). The increase mainly relates to the higher provisions for deferred remuneration, such as accrued vacation and regular bonuses, that had already been paid as of December 31, 2004.

The increase in advances with respect to last year relates to a substantial advance made to Ducati Motor Holding S.p.A. by an importer.

13.     Provisions for risks and charges

Provisions for risks and charges are analysed as follows:

	As of December 31, 2004	Increases	Decreases	As of December 31, 2005

	(€ ’000)	(€ ’000)	(€ ’000)	(€ ’000)
Provision for product warranties, short term	4,633	4,061	(4,431)	4,263
Provision for product warranties, long term	1,663	—	(138)	1,525
Provision for legal disputes	86	1,300	(35)	1,351

Total	6,382	5,361	(4,604)	7,139
Provision for restructuring	7	13,000	—	13,007

Total provisions for risks and charges	6,389	18,361	(4,604)	20,146

The provision for product warranties, € 5,788 thousand as of December 31, 2005, of which € 1,525 thousand relates to medium/long-term amounts, derives from an historical analysis of the labour and material costs incurred in relation to individual models, having regard for the related number of motorcycles still under warranty (sold to the end market over the last 24 months), and from an estimate of the cost of recall campaigns that might be required in future.

The provisions for legal disputes, € 1,351 thousand as of December 31, 2005, are analysed as follows:

1.

€ 25 thousand (€ 60 thousand as of December 31, 2004) for legal risks recorded by the German subsidiary in relation to a dispute with a dealer.  This provision was utilized during 2005 for € 35 thousand.

2.

€ 26 thousand (€ 26 thousand as of December 31, 2004) representing the residual provision in relation to the M. Hailwood agreement. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. were called before the New Jersey District Court by the widow of the champion motorcyclist Mike Hailwood, acting as the alleged trustee of his estate. Mrs Hailwood maintained that by marketing and selling a model called the “MH900e”, using Mike Hailwood’s initials as a tribute to his memory and his career, the Company has violated the brand license that protected his name and initials, and the related promotion rights, both of which belong to Mr Hailwood’s estate. Mrs Hailwood asked for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company from using Mike Hailwood’s name and initials any more. In order to settle the dispute, an agreement was reached between the Company and the counterparty.

This agreement envisages paying € 375 thousand to the counterparty for the definitive closure of the dispute, in addition to other agreements for future collaboration with the heir D. Hailwood. € 349 thousand has already been paid to the counterparty, while the remaining € 26 thousand is awaiting payment.

3.	€ 50 thousand (€ 0 as of December 31, 2004) provided by Ducati Motor Holding S.p.A. to cover legal risks in relation to minor disputes with employees.

4.

€ 350 thousand (€ 0 as of December 31, 2004) for risks relating to the dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor Holding S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on the company claiming around € 6,714 thousand in alleged damages suffered by Virginio Ferrari Racing and by Mr. Virginio Ferrari following the claimed failure of the company to honour its supposed obligation to sponsor the racing team for three years. The first-level court has decided the ensuing dispute by sentencing Ducati Motor Holding S.p.A. to pay € 310 thousand, plus inflation adjustment and legal interest, in consideration of its pre-contractual responsibility to Virginio Ferrari and Virginio Ferrari Racing, as well as € 12.6 thousand for legal expenses. The Group has therefore recorded a provision for the amount that the company has been sentenced to pay by the first-level court, together with the related legal expenses. It is likely that both parties will file appeals against this decision; however the Group does not believe that additional liabilities will emerge in this regard, over and above the related provisions recorded in the consolidated financial statements.

5.

€ 750 thousand (€ 0 as of December 31, 2004) for an agreement with a supplier regarding the cancellation of orders for materials due to the elimination of certain models from the product range, consistent with the new Group strategy of focusing on the production of top-end motorcycles.

6.	€ 150 thousand (€ 0 as of December 31, 2004) mostly provided in relation to Ducati UK to cover risks associated with a claim for VAT not reimbursed.

The provision for restructuring amounts to € 13,007 thousand.

Following the plan presented by management to refocus the business on top-end motorcycles, on  December 16, 2005 the Board of Directors:

-

approved and, via a press release, informed the market about a provision for restructuring of € 13,000 thousand to facilitate a reduction in the motorcycle inventories held by the network of dealers and to modify and improve the Company’s organisational structure;

-

called an Extraordinary Shareholders’ Meeting for January 24 (first calling) and for January 26 (second calling), 2006 with the proposal to authorise the Board of Directors to increase share capital for cash by a maximum of € 80 million.

The above provision includes:

-

€ 8,000 thousand associated with the need for action to significantly reduce the inventories of low-end motorcycles held by the dealer network, based on an analysis of the inventories held by leading dealers;

-	€ 5,000 thousand for a simultaneous and complex reorganisation involving the repositioning of personnel in relation to product innovation, ahead of the forthcoming re-launch of the business.

The provision for restructuring has been recorded in 2005 since the requirements of IAS 37 have been met, given that prior to year end:

-	the Board of Directors approved the plan on December 16, 2005 and informed the market via a press release;
-

on December 16, 2005, the Board of Directors called an Extraordinary Shareholders’ Meeting with the proposal to authorise the Board to increase share capital for cash by a maximum of € 80 million, to raise the financial resources needed to implement the plan and re-launch the Group with a new strategy of focusing on top-end motorcycles;

-	the intention of the Board is to implement the plan and increase share capital in order to obtain the financial resources needed for the new strategy;
-	management informed the financing banks on December 9, 2005 of its intention to implement the plan and requested them to align the loan contract to the new plan;
-

given the external communications (to dealers and trade unions) made prior to the balance sheet date, it is considered that the Group has a constructive obligation to proceed, having generated a valid expectation in the minds of the groups of persons to whom such obligation relates;

-	a reliable estimate of the amount of this constructive obligation has been made;
-	meeting this obligation is likely (mainly certain) to require financial outflows;
-

a detailed plan identifies the approximate number of motorcycles held by the dealers and employees concerned, the costs to be incurred and the timing of implementation, thus generating a valid expectation that the Group will actually implement the restructuring plan.

The financial resources needed to implement the above restructuring plan depend on a capital increase, for which the Extraordinary Shareholders’ Meeting has been requested to authorise the Board of Directors to increase share capital for cash by a maximum of Euro 80.0 million over a period of five years, via the issue of ordinary shares of the Company to be offered first under option to existing shareholders. The Shareholders’ Meeting held on January 26, 2006 delegated this authority to the Board.

14.     Employees’ leaving entitlements

The provision includes the employees’ leaving entitlements recorded by the Group’s Italian companies and the provision recorded by Ducati Japan K.K., € 246 thousand.

The changes in the provision for the years presented are as follows:

	December 31, 2005	December 31, 2004

	(€’ 000)	(€’ 000)
Balance at the beginning of the year	8,482	7,771
Charge to income statements (note 24)	2,379	1,851
Payments	(1,192)	(1,140)

Balance at the end of the year	9,669	8,482

The principal actuarial assumptions used to estimate the leaving entitlements to be paid on the termination of employment are set out below:

(a) Discount rate (annual):	2004: 5.00%
2005: 4.50%
2006: 4.00%

(b) Expected increase in remuneration: estimated by company and by grade within the following bands:

- Managers: 4% - 5%
- Supervisors: 2.25% - 6.5%
- Factory workers: 3.5% - 4%

(c) Turnover: 5% on average.

The cumulative loss as of December 31, 2005, € 136 thousand, deriving from the actuarial calculation has not been charged to the statement of income since the cumulative net amount falls within the limits set by the corridor method.

15.     Deferred income taxes

The changes in deferred taxes for the years presented, which mainly relates to the Group’s Italian companies, are shown below:

	December 31, 2005	December 31, 2004

	(€’ 000)	(€’ 000)
Balance at the beginning of the year	12,207	9,967
Charged to the statement of income (note 31)	1,514	2,244
Exchange differences and other movements	(24)	(4)

Balance at the end of the year	13,697	12,207

The movements in the individual captions during 2005 are analysed below:

Timing differences	December 31, 2004	Reclass. of opening bal. *	Charge to income statement	Trans. adj. and other	December 31, 2005

	(€ ’000)	(€ ’000)	(€ ‘000)	(€ ’000)	(€ ’000)
Accelerated depreciation	(4,510)		1,395		(3,115)
Leasing and other	(2,185)	42	(509)	(1)	(2,653)
Revaluation of building	(2,773)	—	86	—	(2,687)
Elimination of goodwill amortisation	(2,618)	—	(2,486)	—	(5,104)
Deferred tax of foreign companies	(121)	2	—	(19)	(138)

Total deferred tax	(12,207)	44	(1,514)	(20)	(13,697)

The timing differences that give rise to deferred taxes are summarised below:

	December 31, 2005			December 31, 2004

	Timing differences	Tax Rate	Tax effect	Timing differences	Tax Rate	Tax effect

	(€ ’000)%		(€ ’000)	(€ ’000)%		(€ ’000)
Accelerated depreciation	8,362	37.25%	3,115	12,111	37.25%	4,511
Flooring	406	34.00%*	138	356	34.00%	121
Revaluation of buildings	7,213	37.25%	2,687	7,444	37.25%	2,773
Actuarial adjustment to leaving entitlements	530	33.00%	175	681	37.25%	254
Elimination of goodwill amortisation	13,702	37.25%	5,104	7,028	37.25%	2,618
Leasing and other	6,654	37.25%	2,479	5,181	37.25%	1,930

Total	36,867		13,697	32,801		12,207

* Using tax rate of the US company

16.     Net financial indebtedness

The consolidated net financial indebtedness is analysed below:

	December 31, 2005	December 31, 2004	* January 1, 2005

	(€ ’000)	(€ ’000)	(€ ’000)
Cash and cash equivalents	53,017	46,044	46,044
Own shares	—	3,283	0
Credit Link	—	15,000	15,000
Short term bank borrowings	(60,850)	(93,738)	(93,738)
Bonds	—	(54,164)	(54,106)
Current portion of leasing installments	(3,298)	(3,178)	(3,178)

Net short-term financial indebtedness	(11,131)	(86,753)	(89,978)
Syndicated loan	(62,123)	—	—
Long-term debts, net of current portion	(54,580)	(51,913)	(51,913)
Leasing installments, net of current portion	(9,121)	(11,869)	(11,869)

Total financial indebtedness	(136,955)	(150,535)	(153,760)

* Net financial indebtedness as of January 1, 2005, adjusted with respect to December 31, 2004 due to the adoption of IAS 39 and 32, the principal effect of which was to reclassify own shares as a deduction from shareholders’ equity.

The net financial indebtedness is composed by:

a. Cash and cash equivalents: include cash and unrestricted deposits on bank current accounts, except for the amounts of € 15,591 thousand as of December 31, 2005 and € 16,000 thousand as of  December 31, 2004 which are not freely available to the Ducati Group since they relate to Ducati Desmo Finance 1 S.r.l. (D.D.F.1), as described in note 21.

b. Own shares: as of December 31, 2005, the Company holds a total of 1,844,669 own shares (3,769,249 as of 31 December 2004), since 1,924,580 own shares were sold during 2005. As already mentioned, starting from January 1, 2005 own shares are classified as a deduction from shareholders’ equity in accordance with IFRS while, previously, they were classified together with cash and cash equivalents in accordance with Italian GAAP.

c. Credit Link: during the year ended December 31, 2001, a financial transaction denominated “Credit Link” was put in place for € 15.0 million; this was closely connected with the Bond issue and, in particular, with the related risk of default. Since the Bond was repaid on 31 May 2005, the Credit Link was also paid on the same date.

d. Short-term bank loans: € 60,850 thousand which include:

-

€ 35,880 thousand relating to a short-term revolving line of credit arranged in May 2005 to refinance the bond, which matures after 364 days and is renewable for further periods under the terms of the loan contract;

-	€ 24,970 thousand due to banks in the form of ordinary bank overdrafts.

e. Current portion of leasing instalments: € 3,298 thousand which includes:

-	amounts due to leasing companies, € 3,280 thousand (note 5);
-	amounts due by the Japanese subsidiary, € 18 thousand.

f. Bonds: there are no outstanding bonds as of December 31, 2005 since this liability was repaid in full on May 31, 2005.

g. Syndicated loan: in order to refinance the bond repayment on May 31, 2005 and other working capital requirements, Ducati Motor Holding S.p.A. obtained a syndicated loan totalling € 100 million on May 9, 2005.

This loan, arranged by Unicredit Banca Mobiliare and granted by a banking syndicate to Ducati Motor Holding S.p.A. and Ducati Corse s.r.l., includes the following lines of credit:

-

a principal, long-term line of credit for € 63.6 million, expiring 5 years from the date of signing the loan contract, with a floating interest rate linked to 3-month Euribor plus a spread of 150 basis points;

-

a revolving line of credit for € 36.4 million, renewable upon expiry after one year, with a floating interest rate linked to Euribor plus a spread of 120 basis points, which is classified among short-term bank loans.

The balances as of December 31, 2005 are € 62.1 million (long term) and € 35.9 million (short term), respectively.

For both the lines of credit, the mechanism for the interest-rate calculation envisages an improvement/deterioration in the spread based on the economic and financial results reported by the Group.

The loan is guaranteed by Ducati Motor Holding S.p.A. and Ducati Corse s.r.l. and, among other matters, includes certain restrictions concerning:

-	the distribution of dividends and/or equity reserves;
-	the sale of assets by the Group;
-	the giving of guarantees;
-	the granting of loans to third parties.

The following guarantees have been given in relation to this syndicated loan:

°pledge of all present and future quotas in Ducati Corse held now and at any time in the future by Ducati Motor Holding;
°pledge of all present and future shares in Ducati North America Inc. held now and at any time in the future by Ducati Motor Holding;
°pledge of the “Ducati” brand name owned by Ducati Motor Holding;
°pledge of the “Ducati Corse” brand name owned by Ducati Corse;
°special privileges pursuant to art. 46.1 a) and b) of the Consolidated Banking Law over the fungible operating assets of Ducati Motor Holding;

°guarantee given by Ducati Motor Holding to the Lending Banks, concerning the proper and timely performance by Ducati Corse of its obligations under the contract, in return for a payment to Ducati Motor Holding by Ducati Corse.

In relation to the above loan, the Ducati Group has agreed to comply at a consolidated level with the following financial covenants:

1)	Ratio Net Financial Position/EBITDA	< 3.5 (until 31/12/2005)
< 3.2 (from 1/1/2006 to 31/12/2006)
< 2.5 subsequently

2)	Ratio EBITDA/Net Financial Charges	> 5.0 (until 31/12/2005)
> 6.5 (from 1/1/2006 to 31/12/2006)
> 7.5 subsequently

3)	Maximum Capex: € 34 million in 2005, € 32 million in each of the following years

The above financial covenants were agreed with reference to Italian GAAP.

EBITDA is defined in the loan contract as: results before taxation, financial income and expense, exchange differences, depreciation, amortisation, write-downs of tangible and intangible fixed assets and extraordinary items (all of them as defined by Italian GAAP).

As a consequence of the results reported for 2005, the Group has not complied with certain financial covenants contained in the loan contract. Failure to comply with these covenants could give the financial institutions the right to request repayment of the loan. However, the Lead Bank has agreed before year end on a period of grace of at least twelve months to rectify the breach and during which immediate repayment cannot be demanded.

In addition, on December 16, 2005, in light of the plan 2006-2010 indicated in note 1.a and of the possible change of the major shareholder of the Company, management informed the financial institutions involved in the loan contract about the main features of the plan that could impact the contract loan and certain other changes in the financial covenants and other conditions in order to align them with the new plan, including the fact that the financial covenants should take into account the fact that the Group, starting from 2005, will prepare its consolidated financial statements under IFRS and not under Italian GAAP on which the contract was based.

Agreement fro the Lead Bank and the Financing Banks to the proposed changes was received on February 13, 2006.

This agreement is subject to completion of the following:

(a)	purchase by Investindustrial Holdings S.A. of a 30% interest, less one share, in the share capital of Ducati Motor Holding S.p.A.;
(b)	acceptance by Investindustrial Holdings S.A. of a commitment to take up its option rights arising under the terms of the Offer, as defined below;
(c)

signature by UBM, no later than May 31, 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the share capital increase for cash totalling € 80 million, to be offered under option to existing shareholders, which will be authorised by Ducati Motor Holding S.p.A. (the “Offer”) net of the commitment to take up all the option rights directly or indirectly available to Investindustrial Holdings S.A.

As a consequence of the above and of the plan indicated in note 1.a,, the Group agreed to comply with the following consolidated financial covenants:

1)	Ratio Net Financial Position/EBITDA	< 3.5 (2006)
< 3.0 (2007)
< 2.5 (2008)
< 2.0 (2009 and 2010)

2)	Ratio EBITDA/Net Financial Charges	> 5.0 (2006 and 2007)
> 7.5 (2008, 2009 and 2010)

3)	Maximum capex: € 40 million in 2006 and 2007, and € 36 million from 2008 to 2010

Following the adoption of IFRS by the Group, the relevant definitions for the calculation of covenants, previously based on Italian GAAP, have been replaced by new definitions based on IFRS. Nevertheless, although based on a different method of classification, the new definitions are essentially consistent with those previously agreed under Italian GAAP.

EBITDA is defined in the loan contract as: results before taxation, financial income and expense, exchange differences, depreciation, amortisation, write-downs of tangible and intangible fixed assets and extraordinary items (as defined by Italian GAAP). The net financial position (net indebtedness) should exclude the effect of the consolidation of the SPE (securitization program), which was not consolidated under Italian GAAP.

On March 1, 2006, Texas Pacific Group (“TPG”) and Investindustrial Holdings S.A. made separate press releases to announce signature of the final agreement for the purchase by Investindustrial Holdings S.A. from TPG of 30% less one share of the share capital of Ducati Motor Holding S.p.A. (without taking account of any own shares held by Ducati Motor Holding S.p.A.). As explained in the above press releases from TPG and Investindustrial Holdings S.A, the transaction is due to be completed during March 2006, subject to: (i) approval from the German anti-trust authorities, (ii) the absence – between  the date of signing and the date of completing the transaction – of events with a significant adverse effect on the activities of Ducati or actions that prevent the closing, and (iii) the non-withdrawal, or the absence of significantly worse terms and conditions, of the consent given by the Lead Bank and the financing banks to the proposals presented by Ducati Motor Holding S.p.A. or make modifications and allow exceptions to the May 2005 loan contract. The completion of the transaction between TPG and Investindustrial Holdings S.A. is also subject to the maintenance, or absence of changes unfavourable to Ducati Motor Holding S.p.A., of the loan contract signed on February 23, 2006 (and communicated to the market by a press release on March 1, 2006), whereby Ducati has obtained a new line of credit of € 35 million from Unicredit Banca D’Impresa, for a guaranteed period of 5 years, and to the arrangement by Ducati Motor Holding S.p.A. of one or more additional loan contracts totalling € 25 million on terms and conditions that are essentially no less favourable to Ducati than those applying to the above loan agreement for € 35 million. In this regard, negotiations are currently in progress with other banks to obtain this additional loan of € 25 million.

As communicated in the above press release from Investindustrial Holdings S.A. on March 1, 2006, the transaction also envisages that Investindustrial Holdings S.A. will take up its option rights to subscribe the planned share capital increase by a maximum of € 80 million. With reference to the Offer, UBM signed a preliminary agreement with Ducati Motor Holding S.p.A. and Investindustrial Holdings S.A. on February 28, 2006, effective until May 31, 2006, to underwrite the issue and subscribe for any shares that are not taken up in the context of the Offer (after the exercise in full of the option rights due to Investindustrial Holdings S.A. on completion of the acquisition).

See also note 36 for significant events subsequent to December 31, 2005.

h. Long-term debts, net of current portion:  € 54,580 thousand includes:

-

€ 45,000 thousand relating to securities issued by the vehicle company Ducati Desmo Finance 1 S.r.l., placed in the market and taken up by third-party investors, expiring in 2009 (Senior Notes Notes Class A – note 21). The Class A bonds (€ 45,000,000) carry a quarterly coupon payable on 28 January, 28 April, 28 July and 28 October each year. The annual interest rate is 3-month Euribor plus 0.42%;

-

ten long-term loans totalling € 9,580 thousand. These are loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.), as uplifted by the interest accumulated during the year.

i. Leasing instalments, net of current portion: € 9,121 thousand relates to the long-term portion of leasing liabilities (note 5).

17.     Shareholders’ equity

(i) Share capital

At December 31, 2005 the share capital of Ducati Motor Holding S.p.A. is composed by  159,360,037 ordinary shares without par value for a total amount of € 82,867,219.24.

The increases in share capital during 2005 are analysed below:

Unit value	No. of shares	Par value	Share premium	Total per share

“Stock Option” shares	533,630	0.52	0.203	0.723

Amount collected by the Company	Par value	Share premium	Total per share

“Stock Option” shares	277,488	108,327	385,815

(ii) Share premium

The share premium reserve amounts to € 18,994 thousand as of December 31, 2005.

The movements in the share premium reserve for the period presented are as follows:

	Par value	Share premium	Total

Balance as of December 31, 2003	10,117	19,488	29,605

Shares issued for stock option	169	66	235
Purchase of own shares	—	(2,892)	(2,892)

Balance as of December 31, 2004	10,286	16,661	26,948

Shares issued for stock option	277	108	385

Own shares sold	—	2,225	2,225

Balance as of December 31, 2005	10,563	18,994	27,231

(iii) Other reserves

Other reserves include legal reserves and the revaluation reserve according to Law 342 - 21/11/2000 and Law 350 – 24/12/2003. The revaluation reserve was recorded by Ducati Motor Holding S.p.A. in its’ stand alone statutory financial statements on the two revaluations of its brand name in 2000 and 2003 by € 24,238 thousand and € 22,027 thousand, respectively. These amounts reflect the resulting revaluation surpluses, stated net of the related flat-rate taxation. Although this reserve is stated net of flat-rate taxation, it remains in suspense for tax purposes. This is because on distribution to the shareholders, the amounts concerned, grossed up by the flat-rate taxation, would form part of the taxable income of the company (with a tax credit equal to the amount of the above flat-rate taxation) and of the shareholders (as earnings). The revaluation recorded in the statutory financial statements of the parent company has not affected the net book value of the brand name reported in the consolidated financial statements.

(iv) Transition reserve to IFRS

This reserve, totalling € 3,642 thousand at December 31, 2005, include the effects of all the adjustments for the transition to IFRS.

(v) Reserve for own shares

The Company did not purchase any own shares during the year ended December 31, 2005. Own shares were however sold on a number of occasions during the year.In particular, the Company sold 1,924,580 own shares as part of legitimate activity to stabilise the share price, pursuant to the shareholders’ resolution adopted in May 5, 2005. As of December 31, 2005, the parent company holds a total of 1,844,669 own shares. Following the adoption of IAS 32, these shares are classified as a deduction from shareholders’ equity.

Ducati Motor Holding S.p.A. made purchases of its own shares during 2005, in full compliance with the applicable regulations, in order to support trading in Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated May 7, 2002, May 6, 2004 and May 5, 2005 and were disclosed to Consob on a timely basis. The following information is provided with regard to the changes in own shares held:

Own shares held as of December 31, 2004	3,769,249
Purchases during 2005	—
Disposals during 2005	(1,924,580)

Total own shares held as of December 31, 2005	1,844,669

(vi) Reconciliation of statutory net profit / (loss) and shareholders’ equity of the Parent Company to consolidated net profit / (loss) and shareholders’ equity

The statutory financial statements of the Parent Company, stated in accordance with IFRS, indicate distributable reserves which differ from retained earnings / (losses) as presented in the consolidated statements. The principal adjustments made in the consolidation of Ducati Motor Holding and its subsidiaries are shown in the following reconciliation of net profit/(loss) and shareholders’ equity.

18.     Guarantees

	Net profit (loss) for the year ended December 31, 2005	Shareholders’ equity as of December 31, 2005	Net profit (loss) for the year ended December 31, 2004	Shareholders’ equity as of December 31, 2004

	(€’ 000)	(€’ 000)	(€’ 000)	(€’ 000)
Financial statements of Ducati Motor Holding S.p.A.	(46,768)	134,567	11,560	181,139

Elimination of tax driven items	—	3,405	(10,714)	3,405
Elimination of unrealised intragroup profits	427	(4,028)	3,901	(4,455)
Higher (Lower) value of consolidated equity investments with respect to their carrying value	5,247	2,753	(2,575)	(4,293)
Other adjustments	(1,350)	(1,067)	10,324	(150)
Leasing accounting	(54)	(254)	(63)	(200)
Intragroup sale of “Ducati Corse” brand name	1,150	(21,850)	(23,000)	(23,000)
Tax effect of consolidation adjustments	(116)	5,216	7,098	5,332

Group shareholders’ equity and net results as reported in the consolidated financial statements	(41,464)	118,742	(3,469)	157,778

Guarantees include:

	December 31, 2005	December 31, 2004

	(€’ 000)	(€’ 000)
Guarantees	6,777	6,222
Contractual commitments	636	1,101

Total	7,413	7,323

Guarantees at December 31, 2005 include € 5,800 thousand relating to a guarantee released by San Paolo IMI S.p.A. in favour of Ducati Desmo Finance 1 S.r.l. as part of the securitisation of trade receivables, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the Group on the achievement of their sales targets. This solely relates to the bonus due to dealers that meet their sales targets.

Contractual commitments relate to a contract entered into by Ducati Corse S.r.l. that involves commitments over a period of time which, if not honoured, could give rise to a liability to the contractual counterparty. Based on forecasts made, the Group believes that it will undoubtedly be able to honour these commitments and that, therefore, no liability will crystallise.

In addition, the guarantees described in note 16 were given in relation to the loan obtained on May 9, 2005.

19.     Other commitments

On March 5, 2003, the Board of Directors of Ducati Motor Holding S.p.A. granted to Federico Minoli, as approved by the Compensation Committee and the Board of Directors on June 17, 1999, of a termination indemnity of US$ 1.2 million, to be paid if his appointment as Chairman and Managing Director is not renewed or is revoked without just cause prior to his sixtieth birthday.

On March 10, 2005, the Board of Directors of Ducati Motor Holding S.p.A. approved, pursuant to art. 2389 of the Italian Civil Code, the Compensation Committee’s proposal to extend to 2005, 2006 and 2007 the retention bonus plan of certain senior managers (including the Chairman and Managing Director), previously in force for the years from 1999 to 2004, on the basis and terms approved by the Committee on March 2, 2000 and by the Board of Directors on February 14, 2002. The existence and amount of any bonuses due under this plan will be determined on a variable basis, commencing from the annual base remuneration of the beneficiaries, with reference to the consolidated EBITDA reported for 2005, 2006 and 2007. Any bonuses earned will only be paid if the beneficiaries are still senior managers of the Group 12 months after approval of the consolidated financial statements for the years to which such bonuses relate. Should the employment of the beneficiaries concerned be terminated by the Company without just cause or good reason, or in the event that their resignation is requested (with incentives) by the Company, then they will be entitled to receive three times the amount of the bonuses earned by them at the time of termination. On March 10, 2005, the Board of Directors resolved (i) the possibility of bonuses to the Chairman and Managing Director, to be determined with reference to the plan described above for the years 2005, 2006 and 2007, and (ii) to grant express authorisation to the Chairman and Managing Director to include among the beneficiaries of these bonuses up to four senior managers of the Company and the Ducati Group, who may differ year by year.

No bonuses were earned under the above plan in 2005 or in prior years and, accordingly, no provision has been recorded in this regard in the financial statements as of December 31, 2005.

On December 13, 2005, the Compensation Committee authorised the Managing Director to grant a bonus to a senior manager, dependent on the outcome of certain events including the successful completion of the sale by TPG Motorcycle Acquisition, L.P., of a 30% interest, less one share, in the Company to Invest Industrial Holdings S.A., for which a non-binding agreement in principle has been reached at this time. The conditions for making the payment described above have not occurred as of December 31, 2005 and, accordingly, no related provision has been recorded in the consolidated financial statements at that date.

See notes 32 and 36 for information on the stock option plans, the employee share purchase plan and any commitments deriving from events occurring subsequent to year end.

20.     Legal proceedings

The parent company is involved in a dispute with a Belgian importer. A temporary executive order dated September 14, 1998 from the Commercial Court of Liege ordered the Company to pay 50,575,794 Belgian Francs (equal to € 1,254 thousand) to its previous distributor, Performance S.A. (“Performances”), following the cancellation of the distribution contract. In execution of this requirement, Performances seized and sold at auction 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale were 27,835,078 Belgian Francs, including expenses and VAT (equal to € 690 thousand). With a ruling dated May 27, 1999, later confirmed by an un-appealable judgement from the Belgian Supreme Court dated June 21, 2001, the Appeal Court of Liege declared that the Belgian judge had no jurisdiction and annulled the sentence of the Commercial Court dated September 14, 1998. As a consequence, the Company took a series of actions against Performances designed to recover the proceeds of the auction sale, excluding VAT and part of the legal expenses, totalling about 23 million Belgian Francs (about € 570 thousand). Performances and Jet Set Car were declared bankrupt on October 14, 1999 and October 23, 2000, respectively. Today, it appears very probable that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds mentioned. For this reason, no receivables have been recorded in relation to the counterparty since the likelihood of recovering the auction proceeds is considered remote. The provision recorded in prior years has been utilised in full, but no further provisions have been made since the Group does not envisage incurring any further costs in relation to this dispute.

21.     Securitisation of receivables

Ducati Motor Holding S.p.A. has signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). The securitisation of trade receivables was arranged in prior years as part of changes to the administration of customer credit, involving a move from factoring to the direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, the Ducati Group has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

Each month, in general, receivables are sold without recourse to a special-purpose vehicle called Ducati Desmo Finance 1 S.r.l. (“D.D.F.1” or the “SPE”)) which is owned by SVM Securitisation Vehicles Management S.r.l. and Finanziaria Internazionale Securitisation Group S.p.A., both based in Conegliano (Treviso). The Ducati Group is not linked with these companies by any form of ownership interest, pact and/or agreement that would require, from a legal standpoint, the recognition of the SPE and its parent companies as subsidiaries and/or related parties.

This purchase of receivables was initially financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B. Subsequently, on December 21, 2004, D.D.F. 1 issued additional Class A bonds totalling € 12 million.

The Class A bonds were purchased entirely by Banca Intesa, which then sold almost all of them (99.5% of the first issue and all of the second issue) to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were purchased in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. were issued with a maturity date of July 28, 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. Interest payments are subordinate to the cash requirements of the vehicle company for the monthly purchase of receivables. These bonds are classified as financial fixed assets in the balance sheet of the subsidiary since they mature in 2009. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.F.F.1 and mostly taken up by Romulus Funding Inc.).

Beginning from 2003, a number of foreign subsidiaries have also been gradually involved in the securitisation programme. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, sale of receivables by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the special-purpose vehicle.

The total nominal value of the receivables sold, the amount collected and the deferred portion are indicated below:

	December 31, 2005	December 31, 2004

	(€ ‘000)	(€ ‘000)
Nominal value of receivables sold to the SPE (turnover)	110.12	127.08
Payments received from the SPE	102.72	117.3
Interest and expenses	1.37	1.17
Amount deferred	6.03	8.61
* inc. AUD 3.0 million, CHF 0.5 million and GBP 5.7 million
EFFECT ON THE FINANCIAL POSITION
Receivables not collected by the SPE and not yet due	33.35	33.80
Receivables not collected by the SPE but due	12.08	13.60

Total receivables to be collected by the SPE	45.43	47.40
Amount deferred	(6.03)	(8.61)
Receivables collected by DMH on behalf of the SPE but not yet paid over to that entity	(3.17)	(4.50)

Total effect on the financial position	36.23	34.29

The amount of € 36.23 million as of December 31, 2005 (€ 34.29 million as of December 31, 2004) represents the total already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. No collection difficulties are foreseen on these receivables.

Exchange differences and commissions associated with the securitisation are reflected in the statement of income.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up, excluding any failure to collect receivables.

As part of the securitisation of trade receivables, San Paolo IMI S.p.A. has given a guarantee on behalf of Ducati Motor Holding S.p.A. in favour of D.D.F.1, for a maximum of € 5,800,000, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the company on the achievement of their sales targets (note 18).

As already mentioned in the note on accounting policies, SIC 12 – Consolidation - Special-purpose entities (“SPE”) establishes that an SPE must be consolidated when the substance of the relationship between a company and the vehicle company suggests that the latter is effectively controlled by the former; the vehicle company has therefore been consolidated in accordance with IFRS.

The effect of consolidating the vehicle company and of the other IFRS adjustments to shareholders’ equity and net results is not significant, other than the effect on the net financial indebtedness. In particular, these relate to the reversal of capitalised costs regarding the securitisation transaction and the associated amortisation with a net effect of € 346 thousand and € 514 thousand, respectively, as of December 31, 2005 and 2004.

The consolidation of the vehicle company has had the following effects:

	December, 31, 2005	December, 31, 2004

	(‘€ 000)	(‘€ 000)
Increase in cash and cash equivalents	15,591	16,000
Increase in trade receivables	36,243	34,290
Reversal of Junior notes	(10,000)	(10,000)
Increase in financial payables	(41,834)	(40,290)
Reveral of capitalised costs	(346)	(514)

Total effect on net assets	(346)	(514)

Liquid assets totalling € 15,591 thousand as of December 31, 2005 and € 16,000 thousand as of December 31, 2004 are not freely available to the Ducati Group since they are controlled by Ducati Desmo Finance 1 S.r.l. (D.D.F.1).

22.     Revenues

The Group operates principally in one industrial segment, being the design, manufacture and sale of motorcycles and related products, offering in addition a wide range of articles for sale and services.

Revenues are analysed by category of product and service below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Motorcycles	247,236	284,566
Other related products	70,397	73,191
Services	3,214	5,602

Total	320,847	363,359

Revenues are analysed below by geographical area:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Italy	89,075	120,070
United States	60,168	56,051
France	30,788	29,507
United Kingdom	19,498	23,370
Germany	22,936	27,284
Japan	27,227	26,364
Other countries	71,155	80,713

Total	320,847	363,359

Although the IFRS do not specifically cover the classification of dealer incentives (essentially based on volume sold), these costs, totalling € 18,471 thousand and € 17,898 thousand respectively as of December 31, 2005 and 2004, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector upon transition to IFRS.

23.     Cost of sales

The cost of sales consists of the cost of producing or purchasing the products and goods that have been sold. This includes all the costs of materials, external processing, direct and indirect production labour, inward logistics and internal movements, and direct production overheads. The cost of sales also includes: research expenses, development costs not capitalized, amortisation of capitalised development costs, depreciation of property, plant and equipment used for production and the write-down of inventories. The research and development costs charged to the statements of income for the year ended December 31, 2005 and 2004 amounted to € 6,594 thousand and € 5,203 thousand respectively.

The cost of sales is analysed below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Cost of raw materials	164,942	173,003
Change in inventories	12,262	11,618
Payroll costs (note 24)	31,019	29,713
Depreciation and amortisation (notes 5 and 7)	19,633	23,017
Write-downs (note 7)	9,270	—
Other	25,266	39,357

Total	262,392	276,708

The caption “Other” has decreased significantly with respect to the prior year due to the reduction in outsourcing by about € 8.5 million, linked to the decline in production, and an increase in the capitalisation of development costs by about € 5.5 million. This caption also includes (i) € 0.7 million provided to cover penalty charges from a supplier under a agreement, and (ii) € 0.2 million incurred to terminate a supply contract with a different supplier that has already been paid; both penalties relate to the cancellation of orders for production materials that are no long required due to the elimination of certain models from the product range, consistent with the new Group strategy of focusing on top-end motorcycles.

24.     Personnel costs

Personnel costs are analysed below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Wages and salaries	37,565	36,113
Social security contributions	11,462	11,100
Employees’ leaving entitlement (note 14)	2,379	1,851
Other costs:
Canteen	927	896
Health and social insurance	118	134
Recruitment	138	42
Other	798	428
Stock Option compensation (note 32)	1,238	557

Total	54,625	51,121

The Ducati Group’s workforce includes:

	December 31, 2005		December 31, 2004

	year end	average	year end	average

Managers	51	55	59	61
Office staff	537	535	528	538
Foremen	19	18	18	19
Factory workers	527	540	534	549

Total	1,134	1,148	1,139	1,167

The Ducati Group employed 1,134 persons as of December 31, 2005, down by 5 from 1,139 employees at the end of 2004.

Personnel costs are classified as follows:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Cost of sales (note 23)	31,019	29,713
Distribution costs (note 26)	17,071	15,096
General and administrative expenses (note 27)	6,535	6,312

Total	54,625	51,121

25.     Other income

Other income is analysed below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Sponsorships	25,180	22,501
Royalties	1,724	1,923
Other	7,280	6,386

Total	34,184	30,810

Sponsorship revenues were mostly earned by Ducati Corse S.r.l. for taking part in Motorcycle Grand Prix and included: € 10.1 million from Charles Stewart & Company Ltd, € 4.0 million from Telecom Italia S.p.A, € 2.8 million from Shell International Oil Prod., € 1.0 million from Bridgestone Corporation, € 1.3 million from Xerox Ltd and € 1.2 million from IRTA SA.

26.     Distribution costs

Distribution costs are analysed below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Personnel costs (note 24)	17,071	15,096
Advertising and public relations	2,612	2,015
Other commercial costs	69,760	70,379

Total	89,443	87,490

Other commercial costs include about € 27.0 million relating to foreign affiliates, (€ 29.3 million as of December 31, 2004), € 13.5 million (€ 11.6 million as of December 31, 2004) for the compensation to pilots and team management expenses of Ducati Corse S.r.l., € 4.1 million (€ 5.3 million as of December 31, 2004) for product warranty costs and € 6.5 million (€ 4.9 million as of December 31, 2004) for product delivery costs.

27.     General and administrative expenses

General and administrative expenses are analysed below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Personnel costs (note 24)	6,535	6,312
Other general and administrative expenses	10,859	9,008
Depreciation and amortisation (notes 5 and 7)	4,461	4,244

Total	21,855	19,564

28.     Interest income

Interest income is analysed below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Bank interest	829	810
Other financial income	2,413	1,510

Total	3,242	2,320

29.     Interest expense

Interest expense is analysed below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Bank interest	4,600	2,461
Depreciation and amortisation (note 7)	—	69
Other financial charges	4,766	8,306

Total	9,366	10,836

Bank interest expense represents the financial cost of borrowing.

Other financial charges mainly reflect charges and commission on ordinary current accounts, export/import-related charges and commission, bond repurchase premiums and the charges on forward contracts.

The reduction in “Other financial charges” in 2005 mainly reflects repayment of the bond and the arrangement of a syndicated loan on more favourable terms.

30.     Foreign exchange gain (loss)

Foreign exchange gain (losses) were generated by the cash collection of amounts denominated in foreign currencies during 2005, and by the adjustment of trade receivables and payables denominated in foreign currencies using the year-end rates of exchange.

Exchange differences are analysed below:

Exchange gains	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Valuation differences	144	268
Realised differences	4,902	10,722

Total exchange gains	5,046	10,990

Exchange losses	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Valuation differences	(2,735)	(4,811)

Realised differences	(3,502)	(1,489)

Total exchange losses	(6,237)	(6,300)

31.     Income Taxes

Income taxes are analysed below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)	(€ ‘000)
Ires and other income taxes	(556)	(88)
Irap	(1,193)	(2,812)
Prior-period taxes	57	(67)
Income taxes of foreign companies	(214)	(131)

Total current income taxes	(1,906)	(3,098)

Deferred tax assets (note 9)	2,909	(3,482)

Deferred taxes (note 15)	(1,514)	(2,244)

Total deferred tax assets (liabilities), net	1,395	(5,726)

Total income taxes	(511)	(8,824)

The current taxes of Italian companies include IRAP and IRES in relation to Ducati Corse S.r.l., Ducati Retail S.r.l. and Ducati Consulting S.r.l. There is no IRES tax charge for Ducati Motor Holding S.p.A.

The income tax calculations prepared for 2004 by Ducati Motor Holding S.p.A. and Ducati Corse S.r.l. took advantage of the incentives for investment in research and development envisaged by art. 1 of Decree 269 dated 30/09/2003 as converted, with modifications, into Law 320 dated 24/11/2003 (the so-called Techno-Tremonti law).

Ducati Motor Holding S.p.A. also decided to file a supplementary return (article 8 of the above law).

The difference between the theoretical taxation determined by applying the current tax rate to the reported results before tax and the net taxation actually recorded in the consolidated statement of operations is analysed below:

	Year ended December 31, 2005			Year ended December 31, 2004

	(€ ‘000)			(€ ‘000)
	Ires	Irap	Total	Ires	Irap	Total

Profit (loss) before tax	(40,952)	(40,952)		5,355	5,355
Timing differences	22,280	20,895		13,481	21,820
Permanent differences	21,005	48,122		(2,953)	38,934
Taxable income before carry-forward tax losses	2,333	28,065		15,883	66,109
Utilisation of tax losses carried forward		—	—	(15,453)	—	—
Taxable income	2,333	28,065		430	66,109
Current income taxes	770	1,193	1,963	142	2,810	2,952
Taxes relating to prior years and other adjustments	(85)	28	(57)	138	8	146

Total current income taxes	685	1,221	1,906	280	2,818	3,098

Income tax on timing differences	(5,844)	(904)	(6,748)	9,276	1,549	10,825
Tax on timing differences due to IFRS adoption	2,151	277	2,428			—
			—			—
Tax on losses carried forward	—	—	—	(5,099)	—	(5,099)
			—			—
Tax on utilisation of losses carried forward	2,925	—	2,925			—

	(768)	(627)	(1,395)	4,177	1,549	5,726

Total actual tax charge	(83)	594	511	4,457	4,367	8,824

32.     Stock option plans

32.a   First Plan

On September 7, 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. approved a divisible share capital increase with the waiver of pre-emption rights pursuant to art. 2441 of the Italian Civil Code in order to service a “Stock Option Plan”. Under this authorisation, share capital will be increased by a maximum nominal value of Lire 8,148,148,000 on several, independent occasions with an annual frequency, by and not after August 4, 2007, via the issue of a maximum of 8,148,148 new ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, with a nominal value of Lire 1,000 each (€ 0,516) plus a share premium of Lire 400 each (€ 0,206). These new shares may only be offered for subscription by managers, employees and consultants of the Company ( the “Beneficiaries”), as part of the stock option plan described in more detail below. The list of Beneficiaries, together with the exact number of new ordinary shares available to each of them and the timetable for the “vesting” of the respective subscription rights, was approved by the Board of Directors on August 4, 1998 and has been filed with the Company’s official documents. Taken together, the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed for, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

The regulations of the first Stock Option Plan state as follows:

“Vesting” of the options to subscribe for ordinary shares in the Company. The options to subscribe for ordinary shares in the Company (as “granted” above to the Beneficiaries) (the “Options”) vest (i.e. the individual Beneficiary has earned the right to exercise them, but solely on the conditions set out in the following paragraph) on December 31, 2001. The extraordinary meeting held on September 7, 1998 also adopted resolutions regarding the expiry and transferability of the Options.

“Exercise” of the Options. Without prejudice to the situations involving the expiry of Options envisaged by the Plan, once they have vested, the Options may be exercised (since the conditions for such exercise are already satisfied) all together or in part (and, therefore, the Beneficiary may subscribe for and pay for all or a part of the ordinary shares offered to him under option), by giving notice of this to the Company during the period of 30 days subsequent to the date of approval at the shareholders’ meeting of the financial statements for each year, and in any case by and no later than August 4, 2007.

Should the Company not be listed at the time the corresponding options are exercised, or should the Company, at his exclusive choice, merely wish to satisfy its obligation by paying sums of money, then the beneficiaries will receive a cash amount equal to the difference between the market value per share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with US GAAP by 5.0, subtracting net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of vested Options exercised. Should the Company decide to satisfy in cash, in whole or in part, its obligations deriving from the exercise of Option Rights, then the Company will pay any additional amounts necessary to guarantee that the value received by the beneficiary after deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares on the Stock Exchange on a timely basis.

The situation regarding the first Stock Option Plan is summarised below:

Stock Option Plans - First Plan	Year ended December 31, 2005				Year ended December 31, 2004

	Number of shares		Average Exercise price in Euro	Market price in Euro	Number of shares	Average Exercise price in Euro	Market price in Euro

Options outstanding at the beginning of the year		6,212,149	0.723	0.871	6,537,593	0.723	1.333
New options granted during the year		—			—
Options exercised during the year		-533,630			-325,444
Options expiring during the year		—			—
Options outstanding at the end of the year	*	5,678,519	0.723	0.926	6,212,149	0.723	0.871
of which: vested		5,678,519	0.723	0.926	6,212,149	0.723	0.871

* to be exercised by August 2007

32.b   Second Plan

In order to reward the results obtained and, at the same time, provide an incentive for the management of the Company, a resolution of the Compensation Committee on September 6, 1999 (adopted to the extent necessary by the Board of Directors at its meeting on September 13, 1999), set down the regulations (the “Plan”) regarding the granting of additional stock appreciation rights and/or rights to subscribe for or purchase shares in the Company with the following main characteristics:

a) the beneficiaries of the Plan are the executive directors and managers (employees or consultants and freelance personnel) of the Company and its subsidiaries identified by the Compensation Committee in compliance with the requirements of art. 2389 of the Italian Civil Code;

b) the beneficiaries are granted: rights (Options) which enable them on the conditions described below to subscribe for or acquire ordinary shares in the Company, on condition that it continues to be listed on the Italian Stock Exchange, and subject to a shareholders’ resolution to increase share capital or acquire own shares; or, in the absence of a shareholders’ resolution or if the Company is no longer listed, a sum of money or a combination of these two factors;

c) the number of Options to be granted each year is established by the Board of Directors. Commencing from 2002, the Options may be granted to the beneficiaries by the Compensation Committee or by the Board in compliance with art. 2381.2 of the Italian Civil Code, by resolution to be adopted within 60 days of the approval of the draft consolidated balance sheet and statement of operations for the prior year (the “Consolidated Financial Statements”), on condition that the maximum number of Options granted in any one year may not exceed two percent of the Company’s outstanding share capital (the “Shares”). However, following the expiry of Options granted but not exercised due to the termination of employment, or to the termination of collaboration or consultancy agreements with certain employees, consultants and/or freelance collaborators of the Company or its subsidiaries who became beneficiaries in prior years, the Compensation Committee and the Board of Directors have decided that the conditions in 2002 were such that a higher number of Options could be granted with respect to the Options granted in prior years;

d) the Options granted vest in three equal instalments, unless decided otherwise by the Board of Directors or the Compensation Committee, at annual intervals, commencing from 31 December of the year immediately subsequent to the year of granting; these Options can be exercised by the beneficiaries year by year, by sending a related communication to the Company within thirty days of the date of approval of the latest Consolidated Financial Statements. With regard to Options relating to the years 1999, 2000 and 2001, the communication must be sent within thirty days of the approval and publication of the Consolidated Financial Statements accompanied by the related Explanatory Notes and Report on Operations. Options expire if they are not exercised within 7 years of their grant date;

e) at a meeting held on March 3, 2000, the Board of Directors approved a modification to the Plan adopted by the Compensation Committee in September 1999 in order to take account of changes in the income tax regulations applying to employees with regard to stock option plans.

In particular, it was established with regard to the determination of the Exercise Price (as defined in the Plan, i.e. the strike price), that the value of the Shares is defined from that date forward to be the value of the Company’s ordinary Shares at the date of granting the related Options, as determined in accordance with the fiscal regulations current at the grant date (without prejudice however to the requirement of the Plan that the Exercise Price may not be lower than the consolidated shareholders’ equity per Share at the date the Options are exercised by the beneficiaries.

The value of the Shares determined in accordance with current fiscal regulations is now based on the arithmetic average of the stock market prices struck during the last month prior to the grant (where, as clarified by the Ministry of Finance, “last month” is understood to be the period from the reference date (i.e. the grant date of the Options) to the same day in the preceding calendar month), while the previous text of the Plan made reference to the “average of the monthly average listed prices for the Shares on the Italian Stock Exchange for the three months prior to the month of granting”.

The change was therefore necessary in order to avoid the situation whereby fixing the Exercise Price in a different manner to that prescribed by fiscal regulations might inadvertently give rise to a taxable situation for beneficiaries who, as employees, could otherwise benefit from the tax exemption available under art. 48.2, g-bis of Consolidated Income Tax Legislation. This change applies to Options granted subsequent to those granted for 1999.

f) should the Company not be listed at the time the corresponding Options are exercised, or should the Company, at his exclusive choice, merely wish to satisfy its obligation by paying sum of money, then the beneficiaries will receive a cash amount equal to the difference between the market value per Share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with Italian GAAP by 10, subtracting consolidated net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of options exercised). The above calculation will continue to make reference to the latest approved financial statements prepared in accordance with Italian GAAP until a change in the regulations is approved.

Should the Company satisfy in cash, in whole or in part, its obligations deriving from the exercise of Options, then the Company (or the subsidiary for which the beneficiary works) will pay any additional amounts necessary to guarantee that the value received by the beneficiary after the deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares at the market value per share described above.

As part of the above-mentioned resolutions of the Compensation Committee and the Board of Directors dated, respectively, September 6 and 13, 1999, the Company granted a total of 1,250,000 Options to three beneficiaries (Federico Minoli, Carlo Di Biagio and Massimo Bordi) with regard to 1999, on the terms and conditions set out in the Plan. Subsequently, in compliance with those resolutions, the Managing Director granted a total of 1,909,259 Options to 50 further beneficiaries prior to 31 December 1999, as reported on the related list filed with the Company’s official papers. The exercise price established for all the Options granted in relation to 1999 is permanently fixed at € 2.879, which was the average of the monthly average official prices for the shares of the Company listed on the Italian Stock Exchange for the months of June, July and August 1999.

At a meeting held on March 3, 2000, the Board of Directors decided to grant Options for 2000 on the terms and conditions set out in the Plan, as described above, and, in particular, to the maximum extent envisaged therein of 3,159,259 Options. The Options were granted with a permanently fixed exercise price of € 2.810 as follows: 500,000 Options granted by the Board to the Managing Director at that time, Federico Minoli, with the remainder, 2,659,259 Options, at the discretion of the Compensation Committee (on the understanding that no beneficiary could receive more than 500,000 Options), which granted them to a further 71 beneficiaries. The Options granted in accordance with the resolution vest in three annual instalments commencing from December 31, 2001 in the following proportions: 50%, 25% and 25%.

Partly as a consequence of the granting of Options in relation to 1999 and 2000, as described above, on May 2, 2000 the Shareholders’ Meeting approved an increase in share capital to service the Options already granted for 1999 and 2000, as well as the Options to be granted in relation to 2001 and 2002 in accordance with the terms of the Plan. This increase was approved with the total waiver of pre-emption rights pursuant to art. 2441.5 and .8 of the Italian Civil Code, since its purpose was to facilitate share ownership by employees as well as being, with regard to beneficiaries who are consultants or freelance collaborators of the Group, in the corporate interest. In particular, this is a divisible increase in capital, for payment, by a maximum of 12 million ordinary shares in the Company (and therefore with a maximum increase in the nominal value of share capital of € 6,197,482) to be issued subsequent to the exercise of the Options granted to the respective beneficiaries, with dividend rights from 1 January of the year in which each of the related shares is subscribed for and paid for, as defined by current legislation; this increase may be made by the Board on several, independent occasions at annual intervals, on the terms and conditions described in the Plan. It was also established that this capital increase must be made by and no later than July 31, 2009, in order to allow for the issue of Shares to service the exercise (within the deadline of 7 years from the grant date) of Options granted in 2002. The total number of Option beneficiaries in each year from 1999 to 2002 did not exceed 200 persons.

The Shareholders’ Meeting held on May 2, 2000 in both ordinary and extraordinary session also granted a mandate to the Board of Directors, or to an ad hoc committee appointed by the Board or by the articles of association, to do everything necessary in order to implement the capital increase described above.

On March 15, 2001, the Board of Directors authorised the granting of 3,165,000 Options in relation to 2001, on the terms described above. These Options were granted with an exercise price of € 1.9882 as follows:

-	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio;

-	with the remainder, 2,165,000 Options, at the discretion of the Compensation Committee which granted them to a further 73 beneficiaries.

These Options vest in three annual instalments commencing from December 31, 2002 in the following proportions: 50%, 25% and 25%.

On February 14, 2002, the Board of Directors authorised the granting of 3,960,000 Options in relation to 2002, on the terms described above. These Options were granted with an exercise price of € 1.8069 as follows:

-	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio;

-	the remainder, 2,960,000 Options, were granted to a further 90 beneficiaries.

These Options vest in three annual instalments commencing from December 31, 2003 in the following proportions: 50%, 25% and 25%.

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

The Board of Directors did not authorise any grant of Options in relation to 2003.

On March 11, 2004, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2004, on the terms described above. These Options were granted with an exercise price of € 1.3170 as follows:

-	500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

-	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual instalments commencing from December 31, 2005 in the following proportions: 50%, 25% and 25%.

On May 6, 2004, the Shareholders’ Meeting in extraordinary session approved a proposed divisible share capital increase for cash, with premium if appropriate, with the waiver of pre-emption rights pursuant to para. 8 of art. 2441 of the Italian Civil Code, to service the company’s stock option plan reserved solely for employees of the Ducati Group, up to a maximum value of € 824,200 and therefore not exceeding 1% of the current share capital, to be implemented by and not after July 31, 2011 via the issue of a maximum of 1,585,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is subject to all the conditions specified in the Plan and the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2004 to those Employee Beneficiaries whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.3170 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in.

On March 10, 2005, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2005, on the terms described above. These Options were granted with an exercise price of € 1.0650 as follows:

-	500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

-	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual instalments commencing from December 31, 2006 in the following proportions: 50%, 25% and 25%.

The extraordinary session of the Shareholders’ Meeting held on May 5, 2005 approved an increase in share capital by a maximum of 1,588,000 shares.

The situation regarding this second plan is summarised below:

Stock Option Plans - second plan	Year ended December 31, 2005				Year ended December 31, 2004

	Number of shares		Average Exercise price in Euro	Market price in Euro	Number of shares	Average Exercise price in Euro	Market price in Euro

Options granted at the beginning of the year		14,356,630	2.1120	0.871	11,344,130	2.3250	1.333
Options granted during the year		3,170,000	1.0650	0.926	3,170,000	1.3170	1.333
Options exercised during the year		—			—
Options expired during the year		-65,000			-157,500
Options outstanding at the end of the year	*	17,461,630	1.9240	0.926	14,356,630	2.1120	0.871
of which: vested		10,453,505	2.3686	0.926	10,464,755	2.3680	0.871

*	including 2,689,130 to be exercised by 2006, 2,475,000 by 2007, 2,790,000 by 2008, 3,332,500 by 2009, 3,005,000 by 2011 and 3,170,000 by 2012.

Evidently, in addition to the exercise of all the Options, the development of the Stock Option Plans will depend on the decisions to be taken by the Company each year, at his choice, with regard to the granting of options to subscribe for new shares, as against the alternative of making cash payments. The Company, for both plans, does not intend to use the cash out provision.

The provisions of IFRS 2 relating to share-based payments were applied on preparation of the consolidated financial statements as of December 31, 2005. In accordance with these provisions, the total fair value of stock options at the grant date must be charged to the statement of operations. Changes in their fair value subsequent to the grant date do not alter their initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited directly to shareholders’ equity.

The Group has adopted the transitional provisions envisaged by IFRS 2 and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (January 1, 2005). As allowed under the transitional provisions for IFRS 2, no compensation costs have been recognised in relation to stock options granted prior to 7 November 2002.

The effect of adopting this IFRS has been to recognise additional costs of € 1,238 thousand as of December 31, 2005 (note 24).

The Group used the following assumptions to make the actuarial calculations:

Plan	Expected volatility	Risk-free %	Expected dividends	Exercise %	Strike price

2004 - Tranche 1	35%	3.72%	0.00%	5.00%	2.00
2004 - Tranche 2	35%	3.72%	0.00%	5.00%	2.00
2004 - Tranche 3	35%	3.72%	0.00%	5.00%	2.00
2005 - Tranche 1	34%	3.78%	0.00%	5.00%	2.00
2005 - Tranche 2	34%	3.78%	0.00%	5.00%	2.00
2005 - Tranche 3	34%	3.78%	0.00%	5.00%	2.00

Plan	Grant Date	Vesting Date	Maturity Date	Granted Options	Option expected to Vest	Share Price	Strike Price

				(€ ‘000)	(€ ‘000)
2004 - Tranche 1	03/11/2004	12/31/2005	12/31/2011	1,585	1,448	1.42	1.32
2004 - Tranche 2	03/11/2004	12/31/2006	12/31/2011	793	689	1.42	1.32
2004 - Tranche 3	03/11/2004	12/31/2007	12/31/2011	793	655	1.42	1.32
2005 - Tranche 1	03/10/2005	12/30/2006	12/31/2012	1,585	1,448	1.08	1.07
2005 - Tranche 2	03/10/2005	12/30/2007	12/31/2012	793	689	1.08	1.07
2005 - Tranche 3	03/10/2005	12/29/2008	12/31/2012	793	655	1.08	1.07

				6,342	5,584

Plan	Binominal Value	Expected Term (years)	Project expense 2005	True up as of December 31, 2005	Balance as of December 31, 2005

			(€ ‘000)	(€ ‘000)	(€ ‘000)
2004 - Tranche 1	0.5679	5.35	455	64	518
2004 - Tranche 2	0.5977	5.84	147	21	167
2004 - Tranche 3	0.6254	6.32	108	15	123
2005 - Tranche 1	0.4085	5.56	265	11	276
2005 - Tranche 2	0.4293	5.99	85	4	89
2005 - Tranche 3	0.4492	6.43	63	3	65

Total			1,123	118	1,238

32.c   Employee share purchase plan

The employee share purchase plan was approved by the Board of Directors on February 14, 2002, which delegated all necessary powers for its implementation to the Managing Director. This plan is intended to facilitate the purchase of shares by the permanent employees of the Ducati Group resident in Italy, including part-timers and excluding those employees who are also directors of Group companies, (the “Employees”), and is summarised as follows (the “Share Plan”).

The Share Plan is intended to build the loyalty of the Employees by enabling them to receive at a discounted price (1/3 of the purchase price to be paid by the Company, up to a maximum of € 1,000 paid by each Employee in each calendar year), ordinary shares in Ducati Motor Holding (the “Shares”) acquired in the Screen-traded Market administered by Borsa Italiana S.p.A. (the “Market”).

In particular, the Share Plan confers on the Employees the right, to be exercised by a certain date in each year, to inform the Company of the total value of Shares that they intend to purchase, up to the maximum annual limit established in the Share Plan (€ 3,000 per employee per calendar year).

Based on the applications received, the Company instructs an intermediary to acquire the above shares in the Market on behalf of the Company. On the day of the purchase, the Company - via the intermediary - allocates the Shares to the Employees at the discounted price referred to above. The Shares acquired on this basis cannot be sold by the Employees for a period of 3 years. Specific regulations cover the termination of employment relationships with the Employees.

With regard to the application of company law, the implementation of the Share Plan is subject to the authorisation of the purchase of own shares by the shareholders at an ordinary meeting. In addition, the value of the assistance provided as a result of implementing the Share Plan cannot exceed the Company’s distributable earnings and reserves.

As of December 31, 2005, the Share Plan has not been activated.

33.     Related Parties

The main transactions with “related parties” are shown below, pursuant to CONSOB communication DEM 2064231 of 30 September 2002 and in accordance with IAS 24.

(a) Year ended December 31, 2005

Transactions with members of the Board of Directors during the year ended December 31, 2005 were as follows:

	Directors’ fees	Collaboration and/or remuneration	Reimbursement of expenses

Federico Minoli	*250,000	339,069	108,895
Giorgio Seragnoli	15,000	—	—
Mauro Benetton	15,000	—	—
Massimo Bergami	10,000	—	—
David Bonderman	15,000	—	—
Alessandro M. M. Foti	5,000	—	—
Abel Halpern	15,000	—
Andrea Lipparini	15,000	9,158	—
Paolo Pietrogrande	15,000	—
Dante Razzano	15,000	—	—
Giles Thorley	15,000	—	—
Ulrich Weiss	15,000	—	—

* Waived annual director’s emoluments of € 15,000.

At the meeting of the parent company’s Board of Directors held on February 10, 2005, Federico Minoli informed the Board that he had sold all his direct and indirect interests in Dream Engine S.r.l., thereby eliminating any potential economic interest in the company’s future transactions, if any, with Dream Engine S.r.l., and stated in this regard that the company had signed a sponsorship agreement with Dream Engine S.r.l. concerning the Motogiro d’Italia 2005.

On January 19, 2005, Paolo Pietrogrande, director, explained to the Board his potential conflict of interest with reference to a service agreement between the company and Contemporanea Progetti S.r.l., in which one of his relations owns a 30% interest, for the design of Ducati’s new stand for trade fairs and other events at a cost of € 40,000.00 + VAT (including expenses).

All the above transactions were arranged on arms’-length terms. See also note 32 with reference to the Stock Option plans.

The directors’ direct interests in the shares of Ducati Motor Holding S.p.A. are detailed below:

Directors	Number of shares held as of December 31, 2005

Giorgio Seragnoli	7,815,692
Federico Minoli	225,000

There are no significant transactions with other related parties, other than those disclosed above.

 (b) Year ended December 31, 2004

Relations with members of the Board of Directors during the year ended December 31, 2004 were as follows:

	Directors’ fees	Payments for prior years	Collaboration and/or remuneration	Reimbursement of expenses

Federico Minoli	*250,000	—	310,753	54,035
Giorgio Seragnoli	15,000	—	—	—
Mauro Benetton	15,000	—	—	—
David Bonderman	15,000	30,000	—	—
Alessandro M. M. Foti	15,000	—	—	—
Abel Halpern	15,000	30,000	—
Andrea Lipparini	15,000	—	1,695	—
Paolo Pietrogrande	15,000	—	—
Dante Razzano	15,000	7,500	—	—
Giles Thorley	15,000	10,000	—	—
Ulrich Weiss	15,000	30,000	—	—

* Waived director’s emoluments of € 15,000.

Two commercial services agreements have been signed with Dream Engine S.r.l., whose sole director and indirect controlling quotaholder until December 31, 2004 was Federico Minoli. These agreements involved, respectively, the organisation of the “Motogiro d’Italia” and the “Centopassi” events which were held during the months of July and September 2004. The invoices recorded as of December 31, 2004 totalled € 566 thousand.

At the meeting of the parent company’s Board of Directors held on February 10, 2005, Federico Minoli stated that he had resolved the potential conflict of interest regarding Dream Engine S.r.l. and that company’s relations with Ducati Motor Holding S.p.A.

Considering the interest of Ducati Motor Holding S.p.A. in the activities of Dream Engine S.r.l., linked in particular with the rights to use the “Motogiro” brand owned by the latter, Federico Minoli had decided to sell all his direct and indirect interests in Dream Engine S.r.l.

A commercial services agreement was signed in 2003 with Contemporanea Progetti S.r.l., in which a relation of Paolo Pietrogrande holds a 30% interest. The value of the work completed by December 2004, under this agreement to brighten up the assembly line, totalled € 98 thousand.

The Board of Directors previously granted Knowledge Lab S.r.l., in which A. Lipparini holds a 22.5% interest, a contract for the training of personnel which expired in December 2004. The value of this work was about € 12,000. The invoices recorded as of December 31, 2004 totalled € 8 thousand.

All the above transactions were arranged on arms’-length terms.

34.     Financial instruments

Hedging of financial risk deriving from exchange-rate fluctuations

The Ducati Group operates in international markets and is therefore exposed to exchange risk.

Group policy in this regard is described below:

-	objective: hedge expected financial flows for a period of about six months and/or a similar amount of receivables in the various currencies concerned;

-	approach: rolling, every three months;

-	time horizon: six months;

-	instruments used: forward sales of currency against euro; swaps; zero-cost options without leverage and without knockout;

-	additional strategy: seek natural hedges via purchases denominated in the currencies to be hedged.

Hedging of financial risk deriving from interest-rate fluctuations

The Ducati Group’s exposure to interest-rate fluctuations is principally related to the loan arranged in May 2005.

Group policy is described below:

-	objective: obtain certainty about the financial charges deriving from medium/long-term funding;

-

approach: all funding transactions with a duration of more than 18 months are arranged with reference to a fixed rate of interest, regardless of whether they are ordinary loans or leasing transactions.

-	instruments used: interest-rate swaps (IRS) are used if the transactions are arranged with floating rates.

-

additional strategy: if the changes in funding rates can be reflected in the way funds are employed, then borrowing can be arranged at floating rates even in relation to long-term transactions (such as the securitisation of trade receivables).

Hedging of risk deriving from the management of trade receivables

The Ducati Group manages the collection risk relating to trade receivables directly, with the exception of Ducati North America and Ducati North Europe, which factor without recourse the majority of their trade receivables.

In Italy and the other European nations served by commercial branches, credit management is based on a system of credit limits for dealers. This system includes the charging interest when payments are received after the due date.

Except in special cases, the policy with regard to nations served by importers is not to accept risk and to cover the deferral of payments with letters of credit or bank guarantees.

In order to hedge exchange-rate and interest-rate risk, the Group arranges derivative contracts to cover expected total orders and contracts to hedge the effect of exchange-rate and interest-rate fluctuations. The following instruments are used:

Forward Exchange Contracts	Nominal value in € 000	Fair value in € 000

Pounds sterling	9,934	89
US dollars	27,295	(343)
Australian dollars	7,343	29
Japanese yen	3,630	(23)
Swiss francs	3,933	21

Total	52,135	(227)

IRS (Interest Rate Swaps)

	63,363	515

Forward Currency Contracts DDF1

Australian dollars	1,172	3
Swiss francs	1,695	5
Pounds sterling	7,693	(225)

Total	10,560	(217)

The Group only arranges derivative contracts with counterparts deemed solvent by the market; accordingly, the Group does not envisage any collection risks in relation to such counterparts.

As mentioned in note 1.c.vii, although the Group considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value at the balance sheet date.

As of December 31, 2005, the Group does not have any financial assets or liabilities whose fair value differs significantly from their carrying value.

35.     Segment information

The activities of the Ducati Group are organised into the following segments: Motorcycles, Spare parts, Apparel and Accessories, Other activities. The segment information for the years ended December 31, 2005 and 2004 is presented below in accordance with IAS 14.

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL

	Dec. 05	Dec. 04	Dec. 05	Dec. 04	Dec. 05	Dec. 04	Dec. 05	Dec. 04	Dec. 05	Dec. 04

Revenue	247,236	284,570	41,340	41,577	29,057	31,614	3,214	5,598	320,847	363,359
% of total revenues	77.1%	78.3%	12.9%	11.4%	9.1%	8.7%	1.0%	1.5%	100.0%	100.0%
Cost of sales	(228,832)	(239,746)	(14,976)	(14,754)	(16,694)	(19,887)	(1,890)	(2,321)	(262,392)	(276,708)

Gross profit	18,404	44,824	26,364	26,823	12,363	11,727	1,324	3,277	58,455	86,651

% of revenues	7.4%	15.8%	63.8%	64.5%	42.5%	37.1%	41.2%	58.5%	18.2%	23.8%
% of gross profit	31.5%	51.7%	45.1%	31.0%	21.1%	13.5%	2.3%	3.8%	100.0%	100.0%
Other income	26,414	23,556	3,373	2,762	4,141	4,129	256	363	34,184	30,810
Distribution costs	(54,987)	(54,099)	(24,215)	(23,315)	(10,238)	(10,075)	(3)	(1)	(89,443)	(87,490)
General and administrative expenses	(17,252)	(15,600)	(2,669)	(2,181)	(1,876)	(1,658)	(58)	(125)	(21,855)	(19,564)
Provisions for restructuring charges	(13,000)	0	0	0	0	0	0	0	(13,000)	0
Other income (charges)	(1,556)	(972)	(248)	(137)	(174)	(105)	0	(12)	(1,978)	(1,226)

Operating profit (loss)	(41,977)	(2,291)	2,605	3,952	4,216	4,018	1,519	3,502	(33,637)	9,181

% of revenues	-17.0%	-0.8%	6.3%	9.5%	14.5%	12.7%	47.3%	62.6%	-10.5%	2.5%
% of total operating profit	124.8%	-25.0%	-7.7%	43.0%	-12.5%	43.8%	-4.5%	38.1%	100.0%	100.0%
Financial income and expense									(7,315)	(3,826)

Profit (loss) before taxes and minority interests									(40,952)	5,355

Minority interest									(1)	0

Profi (loss) before taxex									(40,953)	5,355

Income taxes									(511)	(8,824)

Net profit (loss) for the year									(41,464)	(3,469)

Other information
Segment assets
Trade receivables	78,821	92,881	13,188	13,523	9,303	10,439	920	1,779	102,232	118,622
Inventories	52,617	59,679	18,313	21,717	10,450	10,897	0	0	81,380	92,293
Property, plant and equipment	51,315	55,035	8,586	8,013	6,057	6,185	599	1,054	66,556	70,288
Goodwill and brands	86,050	86,050	0	0	0	0	0	0	86,050	86,050
Total unallocated assets									126,967	135,470

Total assets									463,185	502,723

Segment liabilities
Trade payables	74,306	67,116	4,863	4,130	5,421	5,567	614	650	85,203	77,463
Provisions for risks and charges	19,835	6,369	175	11	124	8	14	1	20,147	6,389
Provisions relating to employees	3,824	3,542	3,283	2,607	2,307	1,982	255	351	9,669	8,482
Due to employees	1,680	1,261	1,442	929	1,013	706	112	125	4,247	3,021
Other unallocated liabilities									343,919	407,368

Total liabilities									463,185	502,723

Capital investment during the year
Investment in PPE and development costs	12,586	11,122	1,639	1,301	820	664	90	113	15,135	13,200
Unallocated investment in fixed assets									88	12,293

The following table indicates the contribution made by each business sector within the Ducati Group to total revenues and gross profit:

	Motor- cycles	Spare parts	Accessories and Apparel	Other	Total

Revenue	77.1%	12.9%	9.1%	0.9%	100.0%
Gross profit	31.5%	45.1%	21.1%	2.3%	100.0%

The criteria adopted for the allocation to each segment are set out below:

(a) Revenues and costs

In general, unless stated otherwise, allocation on the basis of revenues refers to those of the motorcycle, spare parts, and accessories and apparel sectors, excluding engine revenues and other revenues.

Revenues are allocated on a detailed basis with reference to the specific segment of the individual products sold.

The cost of sales is allocated on the following basis:

-	purchased materials and the cost of external processing are allocated on a specific basis with reference to the bills of materials of the products concerned;

-	direct production costs, comprising the cost of the direct workshops including labour, are allocated 100% to the motorcycle segment;

-

indirect production costs, comprising the total cost of the indirect production departments such as the warehouses of raw materials and finished motorcycles, logistics and general factory services, are allocated 100% to the motorcycle segment;

-	expensed development costs, comprising 30% of the technical office costs and the associated departments, are allocated 100% to the motorcycle segment.

-	Other income are allocated as follows:

	1.	sponsorship is allocated based on revenues, since this activity benefits the sales of products in all segments;

	2.	royalty income is allocated 100% to the apparel segment since it is recognised in relation to this segment’s products;

	3.	other income are allocated 100% to the motorcycle segment.

Distribution costs are allocated as follows:

-	warranty provision: allocated 100% to the motorcycle segment;

-	carriage out and packaging: allocated with reference to the costs actually incurred to transport the products of the various segments;

-	provision for doubtful accounts: allocated in proportion to the revenues of the individual segments;

-	factoring commission expense: allocated 100% to the motorcycle segments;

-	the costs of the commercial function including the related payroll costs are allocated as follows:

-	on a specific basis as far as possible (motorcycle shipping department, merchandising office, spare parts inventory, etc.);

-	and with reference to revenues of the individual segments for all the other departments;

-	commercial costs of advertising, promotion and special projects managed on a contract basis, as well as racing costs: on the basis of revenues;

-	commercial costs recovered: these relate solely to the motorcycle segment;

-	branch costs: based on revenues of the segment concerned, except for the cost of sales which is allocated on a specific basis;

-	Development costs related to the MotoGP: based on revenues, since this activity benefits sales in all segments.

General and administrative costs relate to the functioning of the individual companies regardless of their business segment and, accordingly, cannot be related directly to a specific sector. These costs are allocated on the basis of revenues, including revenues from the sale of engines. Similarly, other income and charges cannot be attributed to specific segment and, accordingly, they are allocated based on revenues; non-operating costs are allocated based on motorcycles and spare parts revenues.

Depreciation and amortisation are allocated as follows:

-	depreciation of property, plant and equipment: based on revenues of the motorcycle, spare parts and engine segments;

-	amortisation of development costs: based on revenues of the motorcycle and spare parts segments;

-	amortisation of other intangible assets: based on sales of the various segments.

Financial income and expense and taxation are not allocated.

(b) Assets and liabilities

Assets and liabilities are allocated as follows:

-	trade receivables: allocated on the basis of revenues, in a manner consistent with the allocation of revenues in the statement of income;

-

inventories: allocated with reference to the actual inventories of the individual segments at the end of the year; property, plant and equipment, net: allocated based on revenues as allocated in the statement of income;

-	goodwill and brand name: allocated to the various sectors on the basis of revenues;

-	trade payables: allocated on the basis of the cost of sales;

due to employees and leaving entitlements: allocated on a basis consistent with the payroll costs charged to the segments;

-	provisions for charges are allocated as follows:

	-	warranty provision: 100% to the motorcycle segment;

	-	other provisions: based on revenues;

-	investments in fixed assets are allocated as follows:

	-	investments relating to industrial property, plant and equipment: based on revenues;

	-	investment in development projects: based revenues of motorcycles and spare parts segments;

	-	other investment in tangible and intangible fixed assets: not allocated.

36.     Significant events subsequent to December 31, 2005

On January 26, 2006, the Extraordinary Shareholders’ Meeting of Ducati Motor Holding S.p.A. authorised:

(i) the expansion of the corporate objectives indicated in art. 4 of the Articles of Association to include, among the activities that may be performed by companies in which the Company may hold interests and/or equity investments, the provision of certain financial services to the general public including, in particular, the granting of loans in any form and the provision of payment services, as specified in Section V of Decree 385/1993;

(ii) the modification of the Articles of Association to authorise the Board of Directors to increase share capital for cash on one or more occasions over a period of five years from the date of the related resolution (and therefore by and no later than January 25, 2011), pursuant to art. 2443 of the Italian Civil Code, by a maximum of Euro 80.0 million, via the issue of ordinary shares of the Company carrying the same rights as those already issued, to be offered first to existing shareholders.

On March 27, 2006 TPG Acquisition, the relative majority shareholder of the Company, sold to companies designated by Investindustrial Holdings S.A., 30% less one share of the shares of the Company held by TPG Acquisition. Following the designation by Investindustrial Holdings S.A. the shares were purchased by: (i) World Motors S.A. (24,821,919 shares, equivalent to 15.58% of the share capital) (ii) World Motors Red S.c.A. (11,144,047 shares, equivalent to 6.99% of the share capital) and (iii) World Motors White S.c.A. (11,842,044 shares, equivalent to 7.43% of the share capital).

On April 13, 2006 the Board of Directors approved to increase share capital for cash via the issue of 160,343,960 ordinary shares, for a price of € 0.4985 each, carrying the same rights as those already issued and to be offered first under to existing shareholders. After the approval of Consob, the relevant prospectus has been published on May 4, 2006. On this date, UBM signed an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the share capital increase for cash totalling € 80.0 million, net of the commitment, subscribed on the same date, by Investindustrial Holdings S.A. and by the companies designated by it to take up all the option rights directly or indirectly available to them. As a consequence, all the conditions indicated in note 1a have occurred at May 4, 2006. At June 23, 2006 the increase in capital was successfully completed. This capital increase was achieved through an offering of 160,343,960 subscription rights (representing the right to subscribe for 160,343,960 shares) to shareholders of DMH. DMH shareholders exercised a total of 158,589,839 subscription rights and subscribed for the related 158,589,839 shares.  The 1,754,121 subscription rights that remained unexercised were sold on the Borsa Italiana between June 5 and June 9, 2006, and the related 1,754,121 were subscribed. The total amount cashed for the capital increase, before expenses,  totalled € 80.3 million.

37.     Transition to International Financial Reporting Standards (IFRS)

Introduction

Following the European Regulation n. 1606 dated July 2002, Ducati has adopted the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board as endorsed by the European Commission.

This footnote describes:

-	the basis of transition for the first time application of IFRS;

-

the reconciliations required by IFRS 1  – First adoption of IFRS between shareholder’s equity  as of January 1, 2004 and December 31, 2004 and net result for the year ended December 31, 2004 as previously reported under Italian GAAP to those restated on the basis of IFRS.

These information and reconciliations have been prepared solely for purpose of preparing the first complete consolidated financial statements in accordance with IFRS.

General Principle

The “current/non current” classification has been adopted for the balance sheet, which is generally applied by industrial and commercial enterprises, while the classification of expenses by destination has been elected for the statement of income. This has required the reclassification of the historical consolidated financial statements prepared in accordance with Italian GAAP.

The Group has retroactively applied IFRS as endorsed by the European Commission and in affect on December 31, 2005, which have been used for the preparation of the consolidated opening balance sheet at January 1, 2004 and the consolidated financial statements restated in accordance with IFRS, with the exception of certain optional exemptions adopted by the Group in accordance with IFRS 1, described below, and of the application of IFRS 32 and 39 which are effective from January 1, 2005, as published prior to December 31, 2004.

The opening balance sheet at January 1, 2004, reflects the following valuation differences with respect to the consolidated financial statements as of December 31, 2003 previously reported in accordance with Italian GAAP:

-	all assets and liabilities which the IFRS require to be recorded, including those which are not required when applying Italian GAAP, have been recorded and valued in accordance with the IFRS;

-	all assets and liabilities which Italian GAAP require to be recorded, but are not allowed by the IFRS, have been eliminated;

-	certain financial statement items have been reclassified in accordance with the provisions of the IFRS.

The effects of these adjustments have been directly recorded to the shareholders’ equity at January 1, 2004.

Optional exemptions adopted by the Group

Business combinations: the Group elected not to retroactively apply IFRS 3for businesses acquired  before  January 1, 2004, transition date to the IFRS. Consequently, businesses acquired before January 1, 2004 have been accounted for under Italian GAAP. IFRS 3 is applied prospectively and this has led to the cessation of amortization of intangible assets with an indefinite useful life recorded at January 1, 2004.

Employee benefits: the Group elected to book all cumulative actuarial profits and losses as of January 1, 2004, despite having adopted the “corridor method” for the actuarial profits and losses which will be generated after that date.

Cumulative translation differences: the cumulative translation differences deriving from the consolidation of foreign subsidiaries have been eliminated at January 1, 2004. Profits or losses from future sales of foreign subsidiaries will only include translation differences which arose after January 1, 2004.

Deemed Cost: at the date of transition to IFRS the Group has valued land and buildings at their fair value, considered as “deemed cost” on the basis of a third party appraisal. The Group has verified, also on the basis of an appraisal conducted by an external independent company, the breakdown of the cost between the categories “land” and “buildings”. On the basis of this review, the Group has more accurately allocated the cost of the categories “land” and “buildings”.

Share based payments: The Group has elected to apply IFRS 2 to all stock option plans granted after November 7, 2002 that had not already vested on the date that IFRS 2 became effective (January 1, 2005).

Reconciliations required by IFRS 1

The reconciliations requested by IFRS 1 and the description of the most important adjustments made with respect to the previously reported amounts on the basis of Italian GAAP are described below.

The consolidated balance sheets as of January 1, 2004 and December 31, 2004 and the consolidated statement of income for the year ended December 31, 2004 have been prepared on the basis required by IFRS 1 – First-Time Adoption of IFRS. IFRS 32 and 39 were not applied when preparing the above consolidated statements, since they are effective from January 1, 2005, as published prior to December 31, 2004. In this regard, the information presented include also the reconciliation between amounts as of December 31, 2004 prepared on the basis of IFRS  with those as of January 1, 2005, also prepared on the basis of IFRS, which include the adjustments required by IFRS 32 and 39 as from that date.

The application of IFRS 32 and 39 essentially involved reclassifying own shares as a deduction from shareholders’ equity, the valuation of financial debts using the amortised-cost method and the valuation of financial instruments that hedge exchange-rate and interest-rate risk using the fair-value method.

Consolidated balance sheet at January 1, 2004

	Italian GAAP Reclassified January 1, 2004	Reclassifications	Adjustments	IFRS January 1, 2004

	€ 000	€ 000	€ 000	€ 000
Current assets
Cash and cash equivalents	23,973	—	10,000	33,973
Accounts receivable, net	80,421	—	31,700	112,121
Inventories, net	104,774	—	—	104,774
Other current assets	25,810	(12,506)	—	13,304
Total current assets	234,978	(12,506)	41,700	264,172

Non-current assets
Property, plant and equipment, net	67,167	—	7,675	74,842
Goodwill and intangible assets with indefinite life	—	86,501	—	86,501
Other intangible assets, net	124,721	(86,501)	(3,120)	35,100
Equity investments	12	—	—	12
Deferred income tax assets	—	24,052	1,241	25,293
Other non-current assets	37,096	(11,546)	(10,000)	15,550

Total non-current assets	228,996	12,506	(4,204)	237,298

Total assets	463,974	—	37,496	501,470

Current liabilities
Short term bank borrowings	69,327	—	—	69,327
Accounts payable	89,503	—	233	89,736
Income and other taxes payable	13,432	(3,803)	—	9,629
Other current liabilities	15,930	—	—	15,930
Provisions for risks and charges-current portion	4,011	—	—	4,011

Total current liabilities	192,203	(3,803)	233	188,633

Long-term liabilities
Long-term debt, less current portion	96,821	—	31,700	128,521
Employees’ leaving entitlements	8,277	—	(506)	7,771
Deferred income taxes	3,173	3,803	3,026	10,002
Income and other taxes payable	2,583	—	—	2,583
Provisions for risks and charges-long-term portion	2,518	—	—	2,518

Total long-term liabilities	113,372	3,803	34,220	151,395

Total liabilities	305,575	—	34,453	340,028

Shareholders’ equity
Share capital	82,420	—	—	82,420
Share premium	19,488	—	—	19,488
Reserves	50,440	(534)	—	49,906
IFRS Transition Reserve	—	534	3,043	3,577
Retained earnings (losses)	6,011	—	—	6,011
Profit (loss) for the period	40	—	—	40

Total shareholders’ equity attributable to the Group	158,399	—	3,043	161,442
Shareholders’ equity attributable to minority interest	—	—

Total shareholders’ equity	158,399	—	3,043	161,442
Total liabilities and shareholders’ equity	463,974	—	37,496	501,470

Consolidated balance sheet at December 31, 2004

	Italian GAAP Reclassified December 31, 2004	Reclassifications	Adjustments	IFRS December 31, 2004

	€ 000	€ 000	€ 000	€ 000
Current assets
Cash and cash equivalents	33,327	—	16,000	49,327
Accounts receivable, net	84,332	—	34,290	118,622
Inventories, net	92,293	—	—	92,293
Other current assets	29,805	(4,018)	—	25,787
Total current assets	239,757	(4,018)	50,290	286,029

Non-current assets
Property, plant and equipment, net	62,843	—	7,445	70,288
Goodwill and intangible assets with indefinite life	—	78,878	7,172	86,050
Other intangible assets, net	119,650	(78,878)	(2,504)	38,268
Equity investments	20	—	—	20
Deferred income tax assets	—	20,613	1,052	21,665
Other non-current assets	26,998	(16,595)	(10,000)	403

Total non-current assets	209,511	4,018	3,165	216,694

Total assets	449,268	—	53,455	502,723

Current liabilities
Short term bank borrowings	155,587	(4,507)	—	151,080
Accounts payable	77,112	—	351	77,463
Income and other taxes payable	11,730	(3,432)	—	8,298
Other current liabilities	15,936	—	—	15,936
Provisions for risks and charges-current portion	4,726	—	—	4,726

Total current liabilities	265,091	(7,939)	351	257,503

Long-term liabilities
Long-term debt, less current portion	18,985	4,507	40,290	63,782
Employees’ leaving entitlements	9,253	—	(771)	8,482
Deferred income taxes	3,130	3,432	5,645	12,207
Income and other taxes payable	1,292	—	—	1,292
Provisions for risks and charges-long-term portion	1,663	—	—	1,663

Total long-term liabilities	34,323	7,939	45,164	87,426

Total liabilities	299,414	—	45,515	344,929

Shareholders’ equity
Share capital	82,590	—	—	82,590
Share premium	16,662	—	—	16,662
Reserves	52,326	(534)	574	52,366
IFRS Transition Reserve	—	534	3,044	3,578
Retained earnings (losses)	6,049	—	2	6,051
Profit (loss) for the period	(7,789)	—	4,320	(3,469)

Total shareholders’ equity attributable to the Group	149,838	—	7,940	157,778
Shareholders’ equity attributable to minority interest	16			16

Total shareholders’ equity	149,854	—	7,940	157,794
Total liabilities and shareholders’ equity	449,268	—	53,455	502,723

Consolidated balance sheet at January 1, 2005

	IFRS December 31, 2004	Adjustments	IFRS January 1, 2005

	€ 000	€ 000	€ 000
Current assets
Cash and cash equivalents	49,327	(3,283)	46,044
Accounts receivable, net	118,622		118,622
Inventories, net	92,293		92,293
Other current assets	25,787	355	26,142
Total current assets	286,029	(2,928)	283,101

Non-current assets
Property, plant and equipment, net	70,288	—	70,288
Goodwill and intangible assets with indefinite life	86,050	—	86,050
Other intangible assets, net	38,268	(198)	38,070
Equity investments	20	—	20
Deferred income tax assets	21,665	14	21,679
Other non-current assets	403	—	403

Total non-current assets	216,694	(184)	216,510

Total assets	502,723	(3,112)	499,611

Current liabilities
Short term bank borrowings	151,080	(58)	151,022
Accounts payable	77,463	—	77,463
Income and other taxes payable	8,298	—	8,298
Other current liabilities	15,936	42	15,978
Provisions for risks and charges-current portion	4,726	—	4,726

Total current liabilities	257,503	(16)	257,487

Long-term liabilities
Long term debts, less current portion	63,782	—	63,782
Employees’ leaving entitlements	8,482	—	8,482
Deferred income taxes	12,207	123	12,330
Income and other taxes payable	1,292	—	1,292
Provisions for risks and charges-long-term portion	1,663	—	1,663

Total long-term liabilities	87,426	123	87,549

Total liabilities	344,929	107	345,036

Shareholders’ equity
Share capital	82,590	—	82,590
Share premium	16,662	—	16,662
Reserves	52,366	(3,283)	49,083
IFRS Transition Reserve	3,578	64	3,642
Retained earnings (losses)	6,051	—	6,051
Profit (loss) for the period	(3,469)	—	(3,469)

Total shareholders’ equity attributable to the Group	157,778	(3,219)	154,559
Shareholders’ equity attributable to minority interest	16		16

Total shareholders’ equity	157,794	(3,219)	154,575
Total liabilities and shareholders’ equity	502,723	(3,112)	499,611

The reclassifications indicated in the above balance sheets, made as a consequence of the transition to IFRS with respect to Italian GAAP, are mainly related to the following:

-	goodwill and other intangible assets with indefinite life as identified by the Group have been shown in a separate line;

-	deferred tax assets/liabilities were broken down into current and non-current according to Italian GAAP; these have been classified as non-current assets/liabilities under IFRS.

The summary of adjustments relating to each caption of the balance sheets at January 1, 2004, December 31, 2004 and January 1, 2005, together with references to the notes that explain the adjustments made, follows:

Cash and cash equivalents	Note	January 1, 2004	December 31, 2004	January 1, 2005

Consolidation of SPE (securitization program)	B	10,000	16,000	—
Own shares accounting under IAS 32	A	—	—	(3,283)

Total		10,000	16,000	(3,283)

Accounts receivable, net	Note	January 1, 2004	December 31, 2004	January 1, 2005

Consolidation of SPE (securitization program)	B	31,700	34,290	—

Total		31,700	34,290	—

Property, plan and equipment, net	Note	January 1, 2004	December 31, 2004	January 1, 2005

Deemed cost of buildings	C	7,675	7,675	—
Amortization of deemed cost	C	—	(230)	—

Total		7,675	7,445	—

Goodwil and other assets with indefinite useful life	Note	January 1, 2004	December 31, 2004	January 1, 2005

Reversal of goodwill amortization	L	—	1,595	—
Reversal of brand name amortization	L	—	5,577	—

Total		—	7,172	—

Other intangible assets, net	Note	January 1, 2004	December 31, 2004	January 1, 2005

Write-off of capitalized securitization costs	B	(772)	(514)	—
Write off of other capitalized costs	D	(2,348)	(1,990)	(198)

Total		(3,120)	(2,504)	(198)

Other current assets	Note	January 1, 2004	December 31, 2004	January 1, 2005

Amortized cost of bond	E	—	—	(18)
Fair value of derivative financial instruments	H	—	—	373

Total		—	—	355

Other non-current assets	Note	January 1, 2004	December 31, 2004	January 1, 2005

Consolidation of SPE (securitization program)	B	(10,000)	(10,000)	—

Total		(10,000)	(10,000)	—

Short term bank borrowings	Note	January 1, 2004	December 31, 2004	January 1, 2005

Consolidation of SPE (securitization program)	B	31,700	40,290	—
Amortized cost of bond	E	—	—	(58)

Total		31,700	40,290	(58)

Accounts payable	Note	January 1, 2004	December 31, 2004	January 1, 2005

Flooring	G	233	351	—

Total		233	351	—

Employees’ leaving entitlements	Note	January 1, 2004	December 31, 2004	January 1, 2005

Effect of actuarial assumptions	F	(506)	(771)	—

Total		(506)	(771)	—

Other current liabilities	Note	January 1, 2004	December 31, 2004	January 1, 2005

Derivative financial instruments	H	—	—	42

Total		—	—	42

Deferred income tax assets	Note	January 1, 2004	December 31, 2004	January 1, 2005

Tax effect of:
Reversal of other capitalized costs	I	1,162	933	—
Flooring	I	79	119	—
Derivative financial instruments	I	—	—	14

Total		1,241	1,052	14

Deferred income taxes	Note	January 1, 2004	December 31, 2004	January 1, 2005

Tax effect on:
Reversal of goodwill amortization	I	—	(541)	—
Reversal of brand name amortization	I	—	(2,077)	—
Deemed cost of buildings	I	(2,859)	(2,859)	—
Amortization of deemed cost	I	—	86	—
Derivative financial instruments	I	—	—	(123)
Effect of actuarial assumptions an leaving entitlements	I	(167)	(254)	—

Total		(3,026)	(5,645)	(123)

The reconciliation of shareholders’ equity attributable to the Group at January 1, 2004, December 31, 2004 and January 1, 2005 is summarized below:

	January 1, 2004	December 31, 2004	January 1, 2005

	€ 000	€ 000	€ 000
Shareholders’ equity - Italian GAAP	158,399	149,838	149,838
Adjustments made:
Cash and cash equivalents	—	—	(3,283)
Property, plant and equipment, net	7,675	7,445	7,445
Goodwill and other intangible assets with indefinite life	—	7,172	7,172
Other intangible assets, net	(3,120)	(2,504)	(2,702)
Other current assets	—	—	355
Short term bank borrowings	—	—	58
Other current liabilities	—	—	(42)
Employees’ leaving entitlements	506	771	771
Accounts payable	(233)	(351)	(351)
Deferred tax asset (liability)	(1,785)	(4,593)	(4,702)

Shareholders’ equity – IFRS	161,442	157,778	154,559

The transition to IFRS had no significant effect on the consolidated statement of cash flow for the year ended December 31, 2004, except for the effects on net financial debts and working capital relating to the consolidation of the SPE used for the securitization program (see note B).

The reconciliation of net financial indebtedness at December 31, 2004 as determined under Italian GAAP with that as determined under IFRS is as follow:

December 31, 2004

€ 000
Net financial indebtedness - Italian GAAP	(116,246)
Effect of SPE consolidation on:
-Cash and cash equivalents	16,000
-Short term bank borrowings	(40,290)
-Assets Back Securities	(10,000)

Net financial indebtedness - IFRS	(150,536)

Consolidated statement of income for the year ended December 31, 2004

Italian GAAP classification	Italian GAAP as previously reported	Reclassification of Depreciation and amortization	Other reclassifications	IFRS Adjustments	IFRS	IFRS Classification

	€’000	€’000		€’000	€’000
Net sales	382,762			(19,403)	363,359	Revenues
					—
Cost of goods sold (excluding depreciation)	(244,846)	(22,912)	(9,118)	168	(276,708)	Cost of sales

Gross profit (excluding depreciation)	137,916	(22,912)	(9,118)	(19,235)	86,651	Gross profit
Other operating revenues	24,718		6,092		30,810	Other income
Selling, general and administrative
expenses (excluding depreciation)	(123,550)	(12,538)	23,617	24,981	(87,490)	Distribution costs
			(20,561)	997	(19,564)	General and administrative
Depreciation of property, plant and equipment	(14,718)	14,718			—	expenses
Amortization of intagible assets	(20,801)	20,801			—
			(594)	(632)	(1,226)	Other expenses

Operating income	3,565	69	(564)	6,111	9,181	Operating profit
Interest income	2,320				2,320	Interest income
Interest expense	(11,774)	(69)		1,007	(10,836)	Interest expense
Foreign exchange gain (loss), net	4,690				4,690	Foreign exchange gain(loss), net
Other non-operating income (expense), net	(564)		564		—

Profit (loss) before income taxes	(1,763)	—	—	7,118	5,355	Profit (loss) before income taxes
Income taxes	(6,026)			(2,798)	(8,824)	Income taxes

Net profit (loss)	(7,789)	—	—	4,320	(3,469)	Net profit (loss) attributable to the Group

The reclassifications indicated above are mainly due to:

-

allocation of depreciation and amortization expenses between cost of sales, distribution costs and general and administrative expenses; under Italian GAAP these expenses were classified in a separate line;

-	other reclassification made as a consequence of the transition to the IFRS presentation of the statement of income.

The summary of adjustments relating to each caption of the income statement for the year ended December 31, 2004, together with references to the notes that explain the adjustments made, follows (€’ 000):

Revenues	Note	Year ended December 31, 2004

Classification of dealers incentive	N	(17,898)
Classification of cash discounts	G	(506)
Flooring	G	(999)

Total		(19,403)

Cost of sales	Note	Year ended December 31, 2004

Depreciation on deemed cost of buildings	C	(105)
Actuarial assumptions on leaving entitlements	F	426
Share based compensation	M	(153)

Total		168

Distribution costs	Note	Year ended December 31, 2004

Classification of dealers incentives	N	17,898
Reversal of goodwill amortization	L	1,595
Reversal of brand name amortization	L	5,577
Share based compensation	M	(191)
Actuarial assumptions on leaving entitlements	F	102

Total		24,981

General and administrative expenses	Note	Year ended December 31, 2004

Depreciation on deemed cost of buildings	C	(125)
Cosnolidation of SPE (securitization program)	B	258
Share based compensation	M	(213)
Amortization of other capitalized costs written-off	D	989
Actuarial assumptions on leaving entitlements	F	88

Total		997

Other expenses	Note	Year ended December 31, 2004

Other capitalized costs written-off	D	(632)

Total		(632)

Interest expense	Note	Year ended December 31, 2004

Actuarial assumptions on leaving entitlements	F	(351)
Classificasion of cash discounts	G	506
Flooring	G	852

Total		1,007

Income taxes	Note	Year ended December 31, 2004

Tax effect on:
Reversal of goodwill amortization	I	(541)
Reversal of brand name amortization	I	(2,077)
Depreciation on deemed cost of buildings	I	47
Reversal of amortization of securitization costs	I	(96)
Reversal of other capitalized costs	I	235
Reversal of amortization of other capitalized costs	I	(368)
Depreciation on buildings		39
Actuarial assumptions on leaving entitlements	I	(87)
Flooring	I	50

Total		(2,798)

The reconciliation of net loss attributable to the Group for the year ended December 31, 2004 is as follows:

Year ended Decemebr 31, 2004

€ 000
Net loss - Italian GAAP	(7,789)
Adjustments made:
Revenues	(1,505)
Cost of sales	168
Distribution costs	7,083
General and administrative expenses	997
Other expenses	(632)
Interest expenses	1,007
Income taxes	(2,798)

Net loss - IFRS	(3,469)

Notes to the principal IFRS adjustments to the consolidated  balance sheets at January 1, 2004, December 31, 2004 and January 1, 2005 and to the consolidated income statement for the year ended December 31, 2004

A.     Own shares

Under Italian GAAP own shares are recognized as assets and carried at the lower of cost or market value; profits or losses on sales of own shares as well as valuation adjustments are recognized in the income statement.

Under IFRS own shares are recorded as a deduction from shareholders’ equity, as required by IAS 32. This deduction is based on their market value at the time of acquisition, determined with reference to the stock market price for the shares. Subsequent changes in the carrying value of own shares and the revenues deriving from any subsequent sales are recorded as changes in shareholders’ equity.

IAS 32 is effective as of January 1, 2005; as a result, a reduction in shareholders’ equity and cash and cash equivalents for € 3,283 was recorded in the balance sheet at January 1, 2005 prepared according to IFRS.

B.     Scope of consolidation and securitization of receivables

The Group securitize a significant portion of its trade receivables through a program (“securitization”) as per Law 130/99.

The “securitization” operation involves the transfer (without recourse) of part of the client portfolio to a special purpose entity (“SPE”), specifically created for this operation. The special purpose entity finances the acquisition of the receivables by issuing securities whose repayment and interest flow depend on the cash flow generated by the portfolio of receivables. The issued securities are broken down into two classes with different characteristics in terms of degree of privilege and rating: the senior notes are placed on the market and undersigned by the investors; the junior notes, which are subordinate with respect to the senior notes, and are undersigned by the Group. The degree of residual involvement which is maintained by the Group on the transferred receivables is therefore limited to the value of the junior securities which are undersigned.

Under Italian GAAP receivables transferred without recourse through securitization operations are derecognized at the time of the receivable transfers and are offset by the receivables due from the factoring company or from the special purpose entity. Payments received from the special purpose entity are therefore debited to the bank balances and receivables from the SPE are credited. In addition the SPE is not considered a subsidiary company and therefore is not consolidated. In addition, initial expenses incurred for the securitization program are capitalized among intangible assets and amortized over their estimated useful life.

Under IFRS, the SPE has been treated as a subsidiary company and therefore consolidated since, as established by SIC-12 – Consolidation – Special Ppurpose Entities (SPE), subscription by the seller for junior securities results, in substance, in the acquisition of control over the SPE. In addition, expenses incurred for the securitization program are debited to the income statement as incurred.

The consolidation of the SPE essentially had the effect of restoring all securitization operations within the consolidated financial statements; in practice, the effect was to write-off the receivables at the time of payment from the original debtor and not at the time of the transfer of the receivables to the SPE. The consolidation of the SPE had the following effects on the balance sheets at January, 1 and December 31, 2004:

	January 1, 2004	December 31, 2004

	€ 000	€ 000
Increase in cash and cash equivalents	10,000	16,000
Increase in accounts receivable	31,700	34,290
Write-off of Junior notes (other non current assets)	(10,000)	(10,000)
Increase in short term borrowings	(31,700)	(40,290)
Write-off of capitalized costs	(772)	(514)

Total effect on shareholder’s equity	(772)	(514)

Consolidation of the SPE resulted in an increase in general and administrative expenses for the year ended December 31, 2004 by € 258 thousand.

C.     Property, plant and equipment, net (IAS 16)

Under Italian GAAP property, plant and equipment are valued at cost.

At the time of the transition to IFRS on January 1, 2004, the exemption allowed by IFRS 1 (IFRS 1.16) was applied to the valuation of “Buildings” which, accordingly, were recorded at deemed cost, being their fair value on that date determined by an independent appraisal.

As a consequence, the carrying value of land and buildings increased by € 7,675 thousand and € 7,445 thousand at January 1, 2004 and December 31, 2004, respectively and depreciation expenses for the year ended December 31, 2004 increased by € 230 thousand.

D.     Other intangible assets, net (IAS 38)

Under Italian GAAP, the Group has capitalized as intangible assets certain costs such as: start-up and expansion costs, costs associated with the initial public offering, financial charges relating to long term debts, cost associated to securitization program and co-ownership.

Under IFRS these costs should be recognized in the statement of income when incurred. The net book value of these intangible assets at January 1, 2004 was therefore written off directly to shareholders’ equity. As a consequence, intangible assets decreased by € 2,348 thousand, € 1,990 thousand and € 198 thousand at January 1, 2004, December 31, 2004 and January 1, 2005, respectively; amortization expenses and other expenses for the year ended December 31, 2004 decreased and increased by € 989 thousand and € 632 thousand, respectively.

E.     Financial instruments (IAS 32,39)

Under Italian GAAP financial liabilities with fixed maturity are valued at their nominal value; interest are debited to the statement of income as matured.

Under IFRS (IAS 32 and 39), financial liabilities with fixed maturity are valued at their amortized cost, using the effective interest method. IAS 32 and 39 are effective from January 1, 2005; consequently other current assets and short term bank borrowings at January 1, 2005 decreased by € 18 thousand and € 58 thousand, respectively and shareholders’ equity increased by € 40 thousand.

F.     Employees’ leaving entitlements (IAS 19)

Leaving entitlements principally reflect the liability to employees in Italy when they leave their employment, calculated in conformity with current Italian legislation, and are based on a percentage of remuneration, adjusted each year on the basis of the official inflation rate; there is no funding requirement associated with this liability.

Under Italian GAAP the full amount of the employees’ vested benefit is accrued.

Under IFRS the employees’ leaving entitlements are deemed to represent a defined-benefits plan pursuant to IAS 19.  The benefits guaranteed to employees in the form of their leaving entitlement, and paid to them upon termination of the employment relationship, are accrued over the service period. The liability for benefits to be paid on the termination of employment is determined based on actuarial assumptions; the amount of the liability is determined by independent actuaries. The gains and losses determined by the actuarial calculations are recognised in the statement of income when the cumulative net value of the actuarial gains and losses not recorded in relation to each plan at the end of the prior year exceeds, by more than 10%, the higher of the obligations under the TFR plan or the fair value of the plan’s assets at that date (the so-called “corridor” method).

On the first-time adoption of IFRS, the Group decided to record all the actuarial gains and losses accumulated until January 1, 2004, despite having elected to apply the corridor method in relation to subsequent actuarial gains and losses.

As a consequence, employees’ leaving entitlements decreased by € 506 thousand and € 771 thousand at January 1, 2004 and December 31, 2004, respectively; cost of sales, distribution costs and general and administrative expenses for the year ended December 31, 2004 decreased by € 426 thousand, € 102 thousand and € 88 thousand, respectively and interest expense for the year ended December 31, 2004 increased by € 351 thousand.

G.     Flooring – Cash discounts  (IAS 18)

Flooring represents an incentive to dealers in terms of payment extensions. Under Italian GAAP this incentive is recognized on an accruals basis as an interest expense.

Under IFRS flooring incentives are estimated and accrued at the time of grant and are classified as a reduction of revenues.  As a consequence, accounts payable increased by € 233 thousand and € 351 thousand at January 1 2004 and December 31, 2004, respectively; revenues for the year ended December 31, 2004 decreased by € 999 thousand and interest expense decreased by € 852 thousand.

In addition, under Italian GAAP cash discounts are recorded as interest expense.

Under IFRS cash discounts are classified as a reduction of revenues. Consequently, revenues for the year ended December 31, 2004 decreased by € 506 thousand and interest expense decreased by the same amount.

H.     Derivative financial instruments  (IAS 32,39)

The Group utilizes forward exchange contracts to hedge foreign currency risks on export sales and forecasted transactions. Under Italian GAAP, gains and losses on forward exchange contracts are deferred where the contract is designated to be a forecasted transaction. In addition, the Group utilizes interest rate swaps to hedge the risk associated with variability in interest rates associated to its short term borrowings; under Italian GAAP, interest cost is calculated and charged to the income statement at the hedged interest rate, while the derivative instrument is recorded as an off-balance sheet item. Also, under Italian GAAP, premiums/discounts are amortized on a straight line basis.

Under IFRS, although the Group considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value and the changes in fair value are recognized immediately in the statement of income.

Since IAS 39 is effective from January 1, 2005, derivative financial instruments were accounted for in the consolidated financial statements as of December 31, 2004 in accordance with Italian GAAP. Starting form January 1, 2005 the provision of IAS 39 has been applied. Consequently, other current assets  and other current liabilities at January 1, 2005 increased by € 373 thousand and € 42 thousand, respectively and shareholders’ equity at January 1, 2005 increased by € 331 thousand.

I.     Deferred income tax assets/liability

Deferred income tax assets/liability have been recognized on the above adjustments relating to the transition of IFRS. This resulted in an increase of deferred tax assets of € 1,241 thousand, € 1,052 thousand and € 14 thousand at January 1, 2004, December 31, 2004 and January 1, 2005, respectively.

Deferred income taxes increased by € 3,026 thousand, € 5,645 thousand and € 123 thousand at January 1, 2004, December 31, 2004 and January 1, 2005, respectively and income taxes for the year ended December 31, 2004 increased by € 2,798 thousand.

L.     Business combinations

Under Italian GAAP business combinations were accounted for as a purchase. Accordingly, the purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values. The excess of the purchase consideration (excluding incidental acquisition costs) over the fair value of the net assets acquired, as calculated under Italian GAAP, was allocated, first, to identifiable intangible assets with the remainder to goodwill. The brand name and goodwill were amortized over their estimated useful life and the amortization charged to the income statement.

On the first-time adoption of IFRS, the Group elected not to apply IFRS 3 – Business combinations with retroactive effect for the businesses acquired before January 1, 2004; accordingly, the goodwill arising on acquisitions prior to the IFRS transition date is stated at the value previously determined under Italian GAAP, and has been tested for impairment.

Under IFRS, goodwill and brand name is deemed to be an asset with an indefinite life and is not amortised, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a potential impairment, as required by IAS 36 – Impairment of assets, to identify any losses of value at the level of the cash-generating unit to which such goodwill and brand name has been allocated by management. Impairment losses on goodwill are not reversed while those relating to brand name are reversed to the statement of income without exceeding the value that would have been reported had no impairment losses been recorded previously.

On disposal of all or part of a previously-acquired business involving the recognition of purchased goodwill and brand name, the extent of the disposal gain or loss is determined having regard for their residual value.

Amortization of goodwill and brand name charged to the statement of income for the year ended December 31, 2004 under Italian GAAP has been reversed; consequently, goodwill and other assets with indefinite useful life at December 31, 2004 increased by € 7,172 thousand and distribution costs for the year then ended decreased by the same amount.

M.     Share based compensation

Under Italian GAAP, compensation expense related to share based compensation plans is only recorded in the Company’s statement of income when it is probable that a cash payment will occur. In relation to the Company’s share option plans, no compensation is recorded at either the date of grant or at the date when such options are exercised once the Company will serve the plans from share capital increases approved by the Company’s shareholders and, consequently, no cash payment will occur.

Under IFRS, in accordance with IFRS 2 share based compensation plans are deemed to be equity-settled plans and, accordingly, the total fair value of stock options at the grant date represents the compensation cost. The compensation cost is recognized as a payroll cost on a straight-line basis during the period between the grant date and the vesting date (the “vesting period”) with a direct offset to shareholders’ equity. Changes in the fair value of stock option, subsequent to the grant date, do not alter the total compensation cost.

The Group has applied the exemption allowed by IFRS 1 (IFRS 1.25b) and, accordingly, has applied IFRS 2 to all stock option plans granted after November 7, 2002 that had not already vested on the date that IFRS 2 came into force (January 1, 2005).

Consequently, cost of sales, distribution costs and general and administrative expenses for the year ended December 31, 2004 increased by € 153 thousand, € 191 thousand and € 213 thousand, respectively.

N.     Dealer incentives

Dealer incentives are usually based on volume sold.

Under Italian GAAP, they are recorded as a cost of services received.

Under IFRS, although they do not specifically cover the classification of dealer incentives based on volume sold, these costs have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector upon transition to IFRS. Consequently, revenues and distribution costs for the year ended December 31, 2004 decreased by € 17,898 thousand.

38. Application of generally accepted accounting principles in the United States of America as of December 31, 2005

As described in Note 1a, the consolidated financial statements of the Company as presented have been prepared in conformity with IFRS as adopted by the European Union (“EU GAAP”), which differ in certain limited respects from IFRS as issued by the International Accounting Standards Board, and also in certain significant respects from U.S. GAAP. As of December 31, 2005 and 2004, the Group’s consolidated financial statements would not have had a material effect if presented under “IFRS as issued by the IASB”. Following is a description of the principal valuation and measurement differences between IFRS and U.S. GAAP. Due to the transition of the Group financial statements to IFRS in 2004, a certain number of adjustments previously recorded between Italian GAAP and U.S. GAAP are no longer relevant. However, certain new adjustments between EU GAAP and U.S. GAAP have been recorded and are described below.

(a) Business combination

Pursuant to an exemption provided by IFRS 1 “First time adoption of International Financial Reporting Standards” the Group elected not to restate business combinations completed prior to January 1, 2004 in accordance with IFRS 3 “Business Combinations”.

Consequently, the acquisition, performed on 1996, and therefore before January 1, 2004, has been accounted for under Italian GAAP, as allowed by IFRS 1 and IFRS 3, as a purchase. Accordingly, the purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values as determined by a court appointed expert. The excess of the purchase consideration over the fair value of the net assets acquired, as calculated under Italian GAAP, was allocated, first, to identifiable intangible assets with the remainder to “goodwill”.

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

Under the provisions of EITF Issue No. 88-16, the accounting basis of the assets and liabilities of the Ducati motorcycle business has been assigned a value that is part fair value (51%) and part predecessor cost (49%). The effect of the U.S. GAAP accounting is to eliminate the fair value adjustment under Italian GAAP (primarily relating to buildings, goodwill and trademark) associated with the 49% interest in the Company retained by Cagiva and established related deferred taxes. For U.S. GAAP purposes, the allocation of Company’s investment in the individual assets and liabilities of the Predecessor Business has been determined in accordance with EITF Issue No. 90-12, Allocating Basis to Individual Assets and Liabilities for Transactions Within the Scope of Issue No. 88-16.

The allocation of the total purchase consideration under U.S. GAAP is as follows:

	Initial	Adjustment	Total

		(€ 000 )
Book value—liabilities in excess of assets at September 25, 1996 under IFRS	(39,020)	—	(39,020)
U.S. GAAP adjustments	(2,086)	—	(2,086)
Book value of liabilities in excess of assets acquired	(41,106)	—	(41,106)
Adjustments:
o Property, plant and equipment	10,122	—	10,122
o Non-compete agreement	7,746	—	7,746
o Deferred taxes	3,899	—	3,899
o Brand name’’	67,793	6,585	74,378
o Predecessor basis adjustment	71,242	6,326	77,568

	119,696	12,911	132,607

This accounting under U.S. GAAP has resulted in a book value of the brand name lower than its basis for Italian tax purposes. Over subsequent accounting periods, the tax benefit associated with deducting the excess of tax-deductible brand name is recognized when realized in the tax return as a reduction to the carrying value of the brand name.

(b) Revaluation of Property, Plant and Equipment

At the time of conversion to IFRS as of January 1, 2004, as allowed by the IFRS 1, par. 16, the Group elected to measure certain categories of property, plant and equipment at fair value, which was then used as their deemed cost. This resulted in an increase in the book value of tangible fixed assets of € 7,675 thousand at January 1, 2004. U.S. GAAP does not allow the revaluation of property, plant and equipment and requires depreciation to be based on historical cost. Consequently, the fair value revaluation of property, plant and equipment assets has been reversed for U.S. GAAP purposes.

(c) Research and development costs

Under IFRS, research costs are expensed as incurred, while the cost of development projects for the production of motorcycles and engines are capitalized if certain conditions specified in IAS 38, par. 57, are met.

Under U.S. GAAP, the costs of research and developments are expensed as incurred, as these costs do not meet the requirement of capitalization under U.S. GAAP.

In addition, the Group obtains certain government grants on development projects for which costs are capitalized. Under IFRS, government grants are deferred and credited to the income statement over the corresponding period of amortization of the related development projects; under U.S. GAAP, development costs are expensed and the related government grants are credited to the income statement as the costs are incurred.

(d) Syndicated Loan and Debt Issuance Costs

Under IFRS, the syndicated loan obtained in May 2005 is initially recorded at cost, net of any transaction costs directly attributable to the loan, and subsequently measured at amortized cost, using the effective interest method. Debt issuance costs are included within the amortized cost calculation, and are therefore recorded as a deduction of the syndicated loan. Upon adoption of IAS 32 and IAS 39 on January 1, 2005, the book value of the Bond measured at amortized cost was € 158 thousand lower than face value, which amount was subsequently reversed in May 2005 upon repayment of the Bond.

Under U.S. GAAP, debt issuance costs are recorded as deferred charges, in accordance with APB 21, and amortized over the life of the related debt obligation. Therefore, the gross carrying amount of debt issuance costs have been reclassified as deferred charges, with a corresponding increase in the reported amount of the syndicated loan.

(e) Derivative financial instruments

As described in Note 37, the Company adopted IAS 32 and IAS 39 effective January 1, 2005, as permitted by IFRS 1. Therefore, derivative financial instruments in the 2004 comparative figures have been accounted for in accordance with Italian GAAP. Under Italian GAAP, gains and losses on forward exchange contracts are deferred where the contract is designated to be a forecasted transaction. In addition, with regard to interest rate hedging instrument, interest cost is calculated and charged to the income statement at the hedged interest rate, while the derivative instrument is recorded as an off-balance sheet item. Also, under Italian GAAP, premiums/discounts are amortized on a straight line basis.

Under IFRS, as required by IAS 39, derivative financial instruments are only recorded on a hedge-accounting basis when they are formally designated as hedges at the inception date, the hedge relationship is documented, the hedge is expected to be highly effective, such effectiveness can measured reliably and the hedge proves highly effective over the various accounting periods it is designated to cover. Although the Group considers these contracts to be hedges, they do not meet all the conditions established by IAS 39; accordingly, in the consolidated financial statements for the year ended December 31, 2005 these derivative financial instruments are stated at their fair value and the gains and losses arising from the changes in fair value are recorded immediately in the statement of income.

Under U.S. GAAP, the Company has adopted SFAS No. 133, as amended by SFAS No. 138 and SFAS No. 149, Accounting for Derivative Financial Instruments, (“SFAS 133”) as of January 1, 2001, as required. The Company, including DDF1 which is consolidated as described in note 1.a, does not qualify for hedge accounting provisions in accordance with SFAS 133 for its hedging derivatives, as it does not have the required contemporaneous documentation; therefore all derivative instruments (forward contracts and interest rate swaps) are recorded at fair value, with adjustments to fair value at each reporting date recorded in the consolidated statement of income, similarly to IAS 39.

(f) Deferred taxes

Under IFRS 3, deferred taxes are recognized on the entire difference between the reported amount of the brand name (see note (a)) and its tax basis, following a business combination.

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

Under IFRS, IAS 12 allows, under certain circumstances, for deferred income taxes on tax suspension equity reserves not to be recorded. Therefore, upon conversion to IFRS, no deferred tax liability is recorded on the reserves which would be taxable upon distribution arising from the trademark revaluation recognized in 2000 and in 2003.

Under U.S. GAAP, in accordance with EITF 93-16, a deferred tax liability of € 4,189 thousand was recorded for the amount of taxes to be paid in case of distribution of the revaluation reserve or liquidation of the Company, created as a result of the trademark revaluation recognized in 2000, and an additional deferred tax liability of € 3,807 was recorded for the amount of taxes to be paid in case of distribution of the revaluation reserve or liquidation of the Company, created as a result of the trademark revaluation recognized in 2003.

Under IFRS, unrealized profits on transaction between consolidated companies are eliminated and the corresponding tax effect are recorded as deferred tax assets; such assets are then subject to valuation.

Under U.S. GAAP, in accordance with ARB 51, income taxes paid on intercompany profits must be deferred and recognized as tax expense as the asset is depreciated; in addition, no deferred tax assets can be created for the difference between the tax basis of the asset and the carrying amount on the consolidated financial statements. The use of existing net operating loss carry forwards generally has the same effect as if taxes were paid with cash; therefore, net operating loss carry forwards used should be deferred as well. Such deferred income taxes are not classified as deferred tax assets, and are not subject to valuation, nor should they be adjusted for changes in tax rates. Thus due to this difference, a deferred tax asset of € 7,710 and € 6,939 thousand has been recognized under U.S. GAAP at December 31, 2004 and 2005, respectively, while only € 3,696 and €3,326 thousand have been recognized under IFRS at the respective dates.

(g) Stock Based Compensation

Under IFRS the Group has applied the exemption allowed by IFRS 1 (IFRS 1.25b) and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (January 1, 2005).

In accordance with IFRS 2 – Share-based payments, these are deemed to be equity-settled plans and, accordingly, the total fair value of stock options at the grant date is charged to the statement of income as a cost. The compensation cost is recognized as a payroll cost on a straight-line basis during the period between the grant date and the vesting date (the “vesting period”), with a direct offset to shareholders’ equity. Changes in the fair value of stock options, subsequent to the grant date, do not alter the total compensation cost.

For U.S. GAAP purposes, the Company has elected to apply the provisions of APB Opinion No. 25 and related interpretations and provide the pro-forma disclosure provisions of SFAS No. 123, as amended, for its share option plans. Compensation expense is recorded in the financial statements, for a fixed plan, only if the market value of the underlying shares exceeds the exercise price on the grant date (which is also the measurement date), and for a variable plan, only if the market value of the underlying shares at each reporting period exceeds exercise price.

Under the terms of the 1997 Plan (“First Plan”), 8,148,148 options were granted during 1997 with an exercise price of € 0.723 per share. The terms of the 1997 Plan provide a cash-out provision until such time the Company’s shares are traded in a recognized stock market. As a result, the Company has accounted for the 1997 Plan under U.S. GAAP in a manner similar to the accounting for stock appreciation rights. No compensation expense was recorded in the financial statements for the accounting periods up to and including December 31, 1998, as the formula price did not exceed the exercise price per share. Upon the Company’s initial public offering, the 1997 Plan was considered to be a fixed plan. However, the Company’s initial public offering resulted in a measurement date and a non-cash compensation expense of € 17,641 thousand, which was amortized over the vesting period. All the options granted under this plan are vested and exercisable as of December 31, 2005 and 2004.

Under the terms of the 1999 Plan (“Second plan”), the Company issued options to various employees during 1999, 2000, 2001, 2002, 2004 and 2005.  No options were issued under this Plan during 2003.  The options issued in 1999 and 2000 were accounted as stock appreciation rights under U.S. GAAP until the shareholders have approved both the share capital increase to satisfy these options.  The shareholders approval in 2000 also resulted in fixing the exercise price for the options issued in 1999 and 2000. The approval resulted in a measurement date for these options and stock compensation expense of € 413, amortized over the vesting period. The options issued in 1999 and 2000 were accounted as fixed stock options.  By December 31, 2005, all the options granted in 1999 and 2000 were fully vested. The options granted in 2001, 2002, 2004 and 2005 are considered variable as the exercise price cannot be lower than the consolidated net worth per share at the time of exercise; hence the company accounted for these options in accordance with the variable method. Under this method, compensation expense is measured at each reporting date and calculated as the difference between the market price of the shares at the reporting date and the exercise price. No compensation expense relating to these options was recorded, as the exercise price is higher than the market value of the underlying shares as of December 31, 2004 and 2005.

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

Compensation costs expensed in the statement of income for the years ended December 31, 2004 and 2005 under IFRS, amounting to € 557 and € 1,238 thousand, respectively, have been reversed for U.S. GAAP purposes.

(h) Goodwill and Brand Name

Under IFRS, the brand name is deemed to be an intangible asset with an indefinite useful life and is not amortized, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a potential impairment, as required by IAS 36 – Impairment of assets to identify any losses of value at the level of the cash-generating unit to which the brand name has been allocated by management. In addition, under IFRS, goodwill is deemed to be an asset with an indefinite life and is not amortized, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a potential impairment, as required by IAS 36 – Impairment of assets, to identify any losses of value at the level of the cash-generating unit to which such goodwill has been allocated by management. Impairment losses on goodwill are not reversed.

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

Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but instead tests goodwill for impairment at least annually. The carrying value of the goodwill for U.S. GAAP purposes on the date of adoption was € 1,100 thousand. In addition, the goodwill that is being reflected in IFRS financial statements relating to the 1996 transaction (see note 38(a) and 1.a) is not considered as goodwill under U.S. GAAP but is reflected as part of “Brand name”. In addition, following the conversion to IFRS, the Group updated its analysis of the brand name carried out at the time of adoption of SFAS 142, and determined that also for U.S. GAAP purposes the brand name is deemed to have an indefinite life.

(i) Own shares

As described in Note 37, the Company adopted IAS 32 and IAS 39 effective January 1, 2005, as permitted by IFRS 1. Therefore, derivative financial instruments in the 2004 comparative figures have been accounted for in accordance with Italian GAAP. Under Italian GAAP, own shares are classified as current assets and stated at the lower of purchase cost and market value at the end of the period, while a corresponding reserve is identified as part of shareholders’ equity which cannot be distributed.  Gains and losses on disposals of own shares, as well as changes in fair value, are recorded in the statement of income. Under Italian GAAP, a negative change in fair value of € 984 thousand was recognized in the statement of income for the year ended December 31, 2004.

Effective 1 January 2005, own shares are recorded as a deduction from shareholders’ equity, as required by IAS 32, par. 33. This deduction is based on their market value at the time of acquisition, determined with reference to the stock market price for the shares. Revenues deriving from any subsequent sales are recorded as changes in shareholders’ equity.

Under U.S. GAAP, own shares are classified as a reduction of equity, and recorded at cost.

 (k) Employees’ leaving entitlements

Under IFRS, employees’ leaving entitlements, to be accrued by Italian companies in accordance with the Italian Civil Code (TFR), are deemed to represent a defined benefit plan pursuant to IAS 19. The benefits guaranteed to employees in the form of their leaving entitlement, and paid to them upon termination of the employment relationship, are accrued over the service period. The liability for benefits to be paid on the termination of employment is determined based on actuarial assumptions; the amount of the liability is determined by independent actuaries. The gains and losses determined by the actuarial calculations are recognised in the statement of income when the cumulative net value of the actuarial gains and losses not recorded in relation to each plan at the end of the prior year exceeds, by more than 10%, the higher of the obligations under the TFR plan or the fair value of the plan’s assets at that date (the so-called “corridor” method). Upon conversion to IFRS the Group elected to apply the exemption allowed by IAS 19 and has recorded the obligation without considering the past actuarial gains and losses ( so called “fresh start”).

Under U.S. GAAP, based on EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”, the Group could elect whether to account for such benefits as defined benefit plans or as defined contribution plans; until December 31, 2004 the Group elected to account for them as defined contribution plans, similarly to the Italian accounting policies.

However, following the transition to IFRS, the Group has changed the accounting policy and elected to record such benefits as defined benefit plans. The Group has determined that  the obligation calculated without taking into account the “fresh start” provision allowed by IAS 19 would not have been materially different from that presented under IFRS. As a consequence, there is no reconciling entry between IFRS and U.S. GAAP at December 31, 2005.

The effect of the cumulative change in accounting principle of € 517 thousand, net of the related tax effect, is separately disclosed in the U.S. GAAP reconciliation in accordance with APB 20 “Accounting Changes”.

(j) Classification of Warranty Expense

In the IFRS consolidated financial statements, the Company classifies warranty expense as part of “Distribution costs” . Under U.S.  GAAP those costs would be classified as part of “Costs of sales” .

(l)   New Accounting Standards Not Yet Adopted

In December 2004, FASB Statement No. 123 (revised 2004), Share-Based Payment was issued.  Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement.  The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under Statement 123, as originally issued. The revised Statement requires both public and nonpublic entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. Statement 123(R) is effective for public companies that do not file as small business issuers as of the beginning of the next fiscal year that begins after June 15, 2005 (i.e, January 1, 2006 for Ducati).  All public companies, including small business issuers, and those nonpublic entities that adopted the fair-value-based method of accounting, rather than the minimum-value method, must use either the modified prospective or the modified retrospective transition method. Early adoption of this Statement for interim or annual periods for which financial statements or interim reports have not been issued is encouraged. The group do not expect that the adoption of SFAS 123(R) will have a material impact on the consolidated financial position or results or operations.

In November 2004, the FASB issued Statement No. 151, Inventory Costs, to amend the guidance in Chapter 4, “Inventory Pricing,” of FASB Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins.  Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  The Statement requires that those items be recognized as current-period charges.  Additionally, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The issuance of this Statement is a result of efforts by the FASB and the International Accounting Standards Board (IASB) to improve the comparability of cross-border financial reporting.  The amending language in Statement 151 improves the consistency between ARB No. 43, Chapter 4, and International Accounting Standard No. 2, Inventories.  Statement 151 is effective for fiscal years beginning after June 15, 2005 (i.e. January 1, 2006).  Adoption of this standard will not have an impact on the Group’s inventory costs.

In December 2004, FASB issued Statement No. 153, Exchanges of Productive Assets: an Amendment of APB Opinion No. 29.  As part of its short-term international convergence project with the IASB, on December 16, 2004, the FASB issued Statement 153 to address the accounting for nonmonetary exchanges of productive assets.  Statement 153 amends APB No. 29, Accounting for Nonmonetary Exchanges, which established a narrow exception for nonmonetary exchanges of similar productive assets from fair value measurement.  This Statement eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance.  Under Statement 153 nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance.  The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  An entity should apply the provisions of Statement 153 prospectively for nonmonetary asset exchange transactions in fiscal periods beginning after June 15, 2005 (i.e. January 1, 2006 for Ducati). The Group do not expect that the adoption of SFAS 153 will have a material impact on the consolidated financial position or results or operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”. Statement 154 replaces APB Opinion No.20, “Accounting Changes” and FASB Statement No.3, “ Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 applies to all voluntary change in accounting principles, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will only have an effect when Ducati Group implements changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.

39.     Reconciliation of net profit/(loss) and shareholders’ equity determined under IFRS with those under U.S. GAAP

Certain reclassifications have been made to the prior year amounts to conform them to the current year.

The calculation of net profit/(loss) and shareholders’ equity in conformity with U.S. GAAP is as follows:

    Reconciliation of net profit/(loss):

	Year ended December 31, 2005	Year ended December 31, 2004

Net profit (loss) under IFRS	(41,464)	(3,469)
Adjustments increasing (decreasing) net profit (loss) under IFRS:
o Depreciation of property, plant and equipment (i)	418	480
o Amortization of intangible assets (ii)	(2,950)	(4,552)
o Stock-based compensation (see note 38(g))	1,238	557
o Grants related to development costs (see 38(c)	208	—
o Derivative financial instruments (see note 38(e))	—	(28)
o Own shares write down (see note 38 (i))	—	984
o Employees’ leaving entitlements (see note 38 (k))	—	(265)
o Amortized cost of the bond (see note 38(d))	(158)	—
o Reclassification of out of period taxation (iii)	—	393
o Cumulative effect of a change in accounting principle, net of taxes (see note 38 (k))	517	—
o Income taxes (iii)	(32,614)	3,829

Net profit/(loss) under U.S. GAAP	(74,805)	(2,071)

Net profit /(loss) per share – basic	(0.482)	(0.013)
Weighted average number of shares (basic)	155,147,729	156,919,244
Net profit/(loss) per share - diluted	(0.482)	(0.013)
Weighted average number of shares (diluted)	155,147,729	156,919,244

The dilutive effect of the share equivalents under the 1997 share option plan is not considered in 2005 and 2004, due to the net loss for those years.

(i)	The breakdown of the adjustments to depreciation of property, plant and equipment is summarized below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)
Revaluation on business combination (see note 38(a))	188	250
Revaluation of property, plant and equipment (see note 38 (b))	230	230

	418	480

(ii)	The breakdown of the adjustments to amortization of intangible assets is summarized below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)
Brand name on business combination (see note 38(a) and (h))		(963)
Research and development (see note 38 (c))	(2,658)	(3,467)
Other	(292)	(122)

	(2,950)	(4,552)

(iii)	The breakdown of the adjustments to income taxes is summarized below:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)
Reclassification out of period taxation		(393)
Deferred income taxes on intercompany transfer of trademark (see note 38(f))	(401)	4,014
Income tax effect of US GAAP adjustments	(4,046)	208
Additional U.S. GAAP valuation allowance	(28,167)	—

	(32,614)	3,829

     Reconciliation of shareholders’ equity:

	As of December 31, 2005	As of December 31, 2004

	(€ ‘00)
Shareholders’ equity under IFRS	118,742	157,778
Adjustments increasing (decreasing) shareholders’ equity under IFRS:
o Property, plant and equipment (iv)	(13,671)	(14,089)
o Intangible assets (v)	(104,989)	(100,078)
o Grants related to development costs (see 38(c))	—	(208)
o Derivatives (see note 34, note 38(e) and vii))	—	331
o Employees’ leaving entitlements (see note 38 (k))	—	(771)
o Deferred tax assets and deferred tax charge (see note 38(f) and (vi))	3,985	34,737
o Own shares (see note 38 (i))	—	(3,283)
o Other	(40)	5

Shareholders’ equity under U.S. GAAP	4,027	74,422

(iv)	The breakdown of the adjustments to property, plant and equipment is summarized below:

	As of December 31, 2005	As of December 31, 2004

	(€ ‘000)
Revaluation on business combination (see note 38(a))
- cost	(9,156)	(9,156)
- accumulated depreciation	2,700	2,512
Write off of deemed cost revaluation (see note 38(b))
- cost	(7,675)	(7,675)
- accumulated depreciation	460	230

	(13,671)	(14,089)

(v)	The breakdown of the adjustments to intangible assets is summarized below:

	As of December 31, 2005	As of December 31, 2004

	(€ ‘000)
Brand name on business combination (see note 38(a))
- cost	(72,968)	(72,968)
- tax benefit on brand name (see note 38(f))	(44,891)	(42,930)
- accumulated amortization	46,276	46,276
Research and development (see note 38(c))	(35,104)	(32,446)
Other intangibles	1,698	1,990

	(104,989)	(100,078)

(vi)	The breakdown of the adjustments to income taxes is summarized below:

	As of December 31, 2005	As of December 31,2004

	(€ ‘000)
- Deferred taxes related to revaluation surplus	(7,996)	(7,996)
- Deferred income taxes on intercompany transfer of trademark (see note 38(f))	3,612	4,014
- Income tax effects of US GAAP adjustments, including tax effect on brand name	36,536	38,719
Additional U.S. GAAP valuation allowance	(28,167)	—

	3,985	34,737

(vii)	The breakdown of the adjustments to derivatives is summarized below:

	As of December 31, 2005	As of December 31, 2004

	(€ ‘000)
- Unamortized premium under Italian GAAP	—	(1,739)
- Fair value of Ducati’s derivatives other than IRS	—	1,785
- Fair value of IRS	—	(42)
- Fair value of derivatives of DDF1	—	327

	—	331

Condensed consolidated balance sheet—U.S. GAAP

	December 31, 2005	December 31, 2004

	(€ ‘000)
Assets
Current assets	251,640	278,981
Property, plant and equipment, net	57,247	58,835
Intangible assets, net	18,320	21,566
Deferred tax assets, net of valuation allowance (excluding current portion)	9,156	40,526
Other long-term assets	406	8,133

Total Assets	336,769	408,031

Liabilities and Shareholders’ Equity
Current liabilities	194,194	253,692
Long term debt, less current installments	118,216	52,406
Obligations under capital leases, excluding current Installments	9,121	11,869
Other long-term liabilities	11,211	15,642

Total Liabilities	332,742	333,609
Shareholders’ equity
Share capital	82,867	82,590
Additional Paid in Capital	31,595	32,548
Treasury stock	(1,607)	(4,267)
Predecessor basis adjustment	(77,568)	(77,568)
Retained earnings (losses)	(32,734)	41,431
Accumulated other comprehensive income	1,474	(312)
Total Shareholders’ Equity	4,027	74,422

Total Liabilities and Shareholders’ Equity	336,769	408,031

Condensed consolidated statement of income—U.S. GAAP

     With regard to the consolidated statements of income, the Company’s operating income, profit before income taxes, income taxes and net profit/(loss) as determined under U.S. GAAP would have been as follows:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)
Operating income/(loss)	(34,724)	5,589
Profit/(loss) before income taxes and cumulative effect of a change in accounting principle	(42,197)	2,924
Cumulative effect of a change in accounting principle, net of taxes (see note 38(k))	517	—
Income taxes	(33,125)	(4,995)

Net loss	(74,805)	(2,071)

     Statement of comprehensive income/(loss)

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)
Net loss	(74,805)	(2,071)
Foreign currency translation adjustment	1,799	(990)

Comprehensive income/(loss)	(73,006)	(3,061)

40.     Additional Financial Statements Disclosures required by U.S. GAAP

          The following information is presented on a U.S. GAAP basis.

Income taxes

          Profit/(loss) before income taxes consists of:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)
Domestic	(37,298)	1,765
Foreign	(4,382)	1,159

	(41,680)	2,924

Income tax (expense)/benefit consists of:

	Current	Deferred	Current tax benefit applied to reduce brand name	Total

	(€ ‘000)
Year ended December 31, 2004:
Domestic	(2,967)	1,229	(3,201)	(4,939)
Foreign	(131)	75	—	(56)

	(3,098)	1,304	(3,201)	(4,995)
Year ended December 31, 2005:
Domestic	(1,692)	(26,346)	(1,961)	(29,999)
Foreign	(214)	(2,912)		(3,126)

	(1,906)	(29,258)	(1,961)	(33,125)

The significant components of deferred income tax (expense)/benefit consist of:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)
Deferred tax (expense)/benefit (exclusive of the effects of other components below)	3,780	5,764
Benefits of operating loss carry forwards	—	(4,630)
Change in beginning of the year valuation allowance	(33,038)	170

	(29,258)	1,304

The reported amount of income taxes differs from the amount that would result from applying the statutory IRES tax rate of 33% to profit before income taxes as a result of the following:

	Year ended December 31, 2005	Year ended December 31, 2004

	(€ ‘000)
Computed “expected” tax (expense)/benefit	13,754	(964)
Non deductible expenses	(8,977)	(974)
Tax rate differential for foreign subsidiaries	112	(32)
Regional corporate income tax (IRAP)	(1,193)	(2,818)
Change in valuation allowance	(35,641)	170
Tremonti law investment incentive	—	377
Deferred income taxes on intercompany transfer of Ducati Corse trademark	(856)	—
Other minor adjustments	(324)	(754)

Actual income taxes	(33,125)	(4,995)

The tax effects of each type of temporary differences and carry forward that gives rise to significant portions of the deferred tax assets and liabilities at December 31, are presented below:

	December 31, 2005 Total	December 31, 2004 Total

	(€ ‘000)
Deferred tax assets:
- Inventories	3,950	1,887
- Brand name	17,861	19,565
- Accrued liabilities and other	6,964	9,253
- Net operating loss	18,456	12,965
- Deferred research and development expenses	15,708	12,079

Deferred tax assets before valuation allowance	62,939	55,749
Valuation allowance	(48,691)	(13,050)

Total deferred tax assets	14,248	42,699
Deferred tax liabilities:
- Revaluation reserve	(7,996)	(7,996)

Net deferred tax assets	6,252	34,703

Deferred income taxes on intercompany transfer of Ducati Corse trademark	8,698	9,493

     The valuation allowance for deferred tax assets as of January 1, 2004 was € 13,220 thousand. The net change in the total valuation allowance for the years ended December 31, 2004 and 2005 was a decrease of € 170 thousand and an increase of € 35,641 thousand, respectively.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss utilized. Given the cumulative loss position of the Group at December 31, 2005, management considered the scheduled reversal of deferred tax liabilities and tax planning strategies, in making this assessment. At December 31, 2005, total amount of future taxable income necessary to realize deferred tax asset, net of the existing valuation allowance, is approximately € 19.0 million. Based upon this analysis, the management believes it is more likely than not the Ducati Group will realize the benefits of these deductible differences and net operating loss carry forwards, net of the existing valuation allowance at December 31, 2005.

     Deferred taxes have not been provided on the excess in the amount of approximately € 1,6 million for financial reporting over the tax basis of investments in foreign subsidiaries, as the company considers the earnings to be permanently reinvested.

     At December 31, 2005, the Company had net operating loss carry forwards for Italian, Japanese, U.S. and U.K. income taxes of approximately € 55,9 million, which are available to offset future taxable income. Of this amount, € 7.3 million have no expiry, while the remainder expire as follows:

2006	€ 0 million
2007	€ 2.6 million
2008	€ 6.2 million
2009 to 2022	€ 39.8 million

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

	December 31, 2005	December 31, 2004

	(€ ‘000)
Italy	56,323	57,875
United States	422	207
France	239	266
Germany	31	23
Holland	79	112
Japan	28	48
UK	125	304

	57,247	58,835

     Similar information is presented under note 22 for revenues which have been attributed to countries based on the location of the customer.

Leasing

     The Company is obliged under capital leases for buildings, machinery and equipment that expire at various dates through 2009. At December 31, 2004 and 2005, the gross amount and related accumulated amortization of such leases amounted to € 30.7 million and € 31,2.million, and € 10.0 million and € 11,2.million, respectively. € 20,0.million has been included in property, plant and equipment, net, as of December 31, 2005 (2004: € 20.7 million) in the IFRS consolidated balance sheet. Future minimum capital lease payments as of December 31 are:

	December 31, 2005	December 31, 2004

	(€ ‘000)
- 2005	—	3,890
- 2006	3,612	3,696
- 2007	3,722	3,682
- 2008	3,432	3,682
- 2009	2,273	2,030
- 2010 and subsequent years	91	—

Total minimum lease payments	13,130	16,980
Less amount representing interest	(729)	(1,959)
Present value of the minimum capital lease payments	12,401	15,021
Current installments	3,280	3,152
Long-term portion	9,121	11,869

	12,401	15,021

Concentration of credit risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Management believes, however, that the loss due to credit risk to be incurred by the Company if parties to these financial instruments fail completely to perform according to the terms of the contracts is not material. Cash is placed with high-credit quality financial institutions in Italy and the United States. The Company does not require collateral and all their accounts receivable are unsecured; while management believes the trade receivables will be collected, it anticipates that in the event of default they will follow normal collection procedures. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect estimates of bad debts. Sales to the Company’s two largest customers accounted for approximately 5.2% and 7,8%of  2004 and 2005 revenues, respectively. However, management believes that overall credit risk related to the Company is limited due to its broad customer base in different geographic areas.

Share option plans

     In relation to the 1997 Plan, pursuant to the provisions of SFAS No. 123, the Company calculated the estimated fair value of the options granted during 1997 using the minimum value method. This calculation did not result in any value attributable to the options on their original grant date. As discussed in note 38(g), under APB Opinion No. 25, as a consequence of the Company’s initial public offering, the 1997 Plan is deemed to have become a fixed plan under US GAAP, resulting in a new measurement date on the date of the initial public offering. As such, a non-cash compensation expense was recorded in the US GAAP reconciliation for the year ended December 31, 1999. As compensation costs related to the 1997 Plan determined pursuant to the provisions of SFAS No. 123 is based upon the original grant date, compensation expense recognized on the new measurement date under APB Opinion No. 25 would not be recognized under SFAS 123. The outstanding share options under the 1997 Plan have a weighted average remaining contractual life of approximately 1.6 years as at December 31, 2005.

     In relation to the 1999 Plan, pursuant to the provisions of SFAS No. 123, the fair value of these options has been estimated on the grant date using the Black Scholes option pricing model with the following assumptions: risk free interest rate of 2.5% — 4.6%, dividend yield of 0% — 0.13%, volatility factors of the expected market price of the Company’s share of 30% — 50% and expected life of the options of 4.5 — 7  years. On this basis, the weighted average fair value of these outstanding options amounted to € 0.51 per share as of December 31, 2005. The outstanding share options have a weighted average remaining contractual life of approximately 2.6 years as of December 31, 2005.

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

The following table illustrates the effect on net loss had compensation cost related to the options granted  under the 1999 Plan been based on the fair value at the grant date, pursuant to the provisions of SFAS No.123 :

	Year ended December 31

	2005	2004

Net loss, as reported	(74,805)	(2,071)
Add: stock –based employee compensation expense included in reported net loss	—	—
Deduct: total stock-based employee compensation expense determined under the fair-value based method
For all awards	(968)	(1,552)
Pro-forma net loss	(75,773)	(3,623)
Basic EPS as reported	(0.482)	(0.013)
Basic EPS pro-forma	(0.488)	(0.023)

Schedule II

Ducati Motor Holding S.p.A.
Valuation and Qualifying Accounts
For the Years Ended December 31, 2004, 2005

		Additions

Description	Balance at the beginning of the period	Charged to cost and expenses	Charged to other accounts (foreign exchange)	Deductions	Balance at the end of the period

	(€ 000 )
Allowance for doubtful accounts:
Year ended December 31, 2004	3,314	1,176	(3)	(796)	3,691
Year ended December 31, 2005	3,691	2,371	70	(699)	5,433
Allowance for obsolete/slow moving inventory:
Year ended December 31, 2004	7,061	1,656	11	(1,292)	7,436
Year ended December 31, 2005	7,436	6,363	98	(302)	13,595